Form 10-K405, Exhibit 13
period 1995-12-31
EDAC TECHNOLOGIES CORP
filed 1996-04-15
CIK 772572

                                                                      EXHIBIT 13

EDAC TECHNOLOGIES CORPORATION


GROS-ITE INDUSTRIES                                         1995
GROS-ITE SPINDLE                                          ANNUAL
AMERICAN RESEARCH                                         REPORT
NATURAL COOL, LTD.

     Edac Technologies Corporation, also known as Gros-Ite Industries, is a diversified company. It primarily offers design and manufacturing services for the aerospace industry in areas such as jet engine parts, special tooling, equipment and gauges, and components used in the manufacture, assembly and inspection of jet engines. Edac also offers design and manufacturing services for the medical instruments industry in such areas as components used in the manufacture of surgical instruments and special tooling. Edac also designs and manufactures specialized machines for a variety of other applications.

     Gros-Ite Spindle specializes in the design, manufacture and repair of precision spindles. Spindles are an integral part of numerous machine tools which are found in virtually any type of manufacturing environment. For 14 years Gros-Ite Spindle has been servicing the industry with high quality standard and custom spindles.

     American Research, a 40 year old company acquired by Edac in 1986, offers custom designed environmental test chambers which duplicate hostile conditions such as high altitude, wind and dust, compression, humidity, decompression, temperature and explosions. This equipment is sold to customers in the aerospace, automotive and electronics industries, among others.

     Edac maintains manufacturing and design facilities with computerized numerically controlled machining centers, and grinding, welding, and sheet metal fabrication, painting and assembly capabilities. Items manufactured by Edac include precision rings, and other components for jet engines, components for medical instruments, as well as industrial spindles, environmental test chambers and specialized machinery designed by Edac or others and other assemblies requiring close tolerances.

Marketing and Competition
- -------------------------

     Edac has numerous competitors both in design and manufacturing. Many of the independent firms with which it competes are smaller than Edac and do not provide the variety of high quality services that Edac provides. Edac also competes with its customers' in-house manufacturing and technical services capabilities. Edac believes that it is able to compete effectively with independent firms and customers' in-house capabilities because of Edac's emphasis on customer service, its experience and its competitive pricing of its services.

     For its fiscal year ended December 31, 1995, approximately 69% and 10% of Edac's net sales were derived from sales to United Technologies Corporation and Zapata Technologies Inc., respectively.

MARKET INFORMATION

     The Company's Common Stock is traded on the over-the-counter market
     (NASDAQ).

     High and low stock bid prices for the last two years were as follows:

                                 1995                      1994
                                 ----                      ----
                         High           Low         High         Low
                         ----           ---         ----         ---

      First Quarter     1  2/16         12/16      1 6/16      1  2/16
      Second Quarter    1 12/16         1          1 6/16      1
      Third Quarter     1 10/16         14/16      1 2/16        15/16
      Fourth Quarter    1 10/16         15/16      1             13/16


     The approximate number of record holders of the Company's Common Stock at April 11, 1996 was 311.

     The Company has never paid cash dividends. The Company is prohibited from paying cash dividends by certain loan agreements with its bank (see Note C to the Company's consolidated financial statements included elsewhere in this report).


SELECTED FINANCIAL INFORMATION

                                          Years Ended December 31,
                                1995       1994     1993     1992     1991
                              --------------------------------------------
                             (In thousands of dollars, except per share data)

SELECTED OPERATING DATA

Sales                         $24,564     $22,239  $29,331  $38,252  $26,830
Income (loss) before
 extraordinary item            (1,083)         72      741    1,476      183
Net income (loss)              (1,083)         72      741    1,476      320
Net income (loss)
 per share                       (.29)        .02      .20      .40      .09


SELECTED BALANCE SHEET DATA

Current assets                $14,215     $12,170  $12,179  $14,970  $14,171
Total assets                   20,352      16,326   16,634   19,785   19,163
Current liabilities             9,166       5,323    5,669    9,799   10,538
Working capital                 5,049       6,847    6,510    5,171    3,633
Long-term obligations           5,854       4,831    4,959    4,724    4,940
Shareholders' equity            5,332       6,172    6,006    5,262    3,685

MANAGEMENT'S DISCUSSION AND ANALYSIS OF FINANCIAL CONDITION
AND RESULTS OF OPERATIONS


     Indications are present that the aerospace industry is getting healthier. Airframe manufacturers have booked significant orders in the past year. The Company believes that there are sales opportunities in providing larger machining capabilities to the aerospace engine industry, as airframe manufacturers are demanding larger engines. The Company believes that it is well positioned to respond to a healthier aerospace market. In 1995, the Company constructed a 20,000 square foot manufacturing facility adjacent to its existing buildings and purchased several large used machines capable of producing parts for the larger engines. With an additional plant and large machines acquired over the past two years, the Company has pursued the larger aerospace machining work. Sales in the large machining area should increase in 1996, better utilizing the capacity that was added in 1995.


RESULTS OF OPERATIONS

Revenues from the Company's principal markets are as follows:

     In Thousands of Dollars            1995       1994      1993
     -----------------------            ----       ----      ----
     Aerospace customers..........    $ 17,376  $ 15,810  $ 16,576
     Medical customers............         ---     1,161     6,819
     Other........................       7,188     5,268     5,936

     Net sales increased 10% in 1995 from 1994. Aerospace sales increased $1,566,000 or 10% from 1994 representing stronger sales to the Company's principal aerospace customer and increasing sales in the larger machining area. During 1995, the Company's principal aerospace customer continued to reduce its vendor base as it has in prior years. The Company remains an approved supplier and has been selected as a "going forward supplier" of this customer. Sales to other markets increased $1,920,000 or 36% representing very strong growth of spindle sales. The Company's medical customer ceased doing business with the Company in 1994.

     Net sales decreased $7,092,000 or 24% in 1994 from 1993. Aerospace sales decreased $766,000 or 5% from 1993 while sales to medical customers declined by $5,658,000 or 83%. During 1994, the Company's principal aerospace customer continued to implement cost savings initiatives including personnel reductions, vendor consolidations and facility closings to respond to the decline in military and commercial aviation markets. While this negatively impacted the Company's revenues, the Company remained an approved supplier of this customer. The Company's principal medical customer consolidated its vendor base resulting in the Company receiving a few orders in 1994. Sales to other customers decreased $668,000 or 11% reflecting a decrease in specialized machine sales offset slightly by increased spindle sales.

     Cost of sales as a percentage of sales increased in 1995 to 92% from 86% in 1994. This is due to additional costs incurred in 1995 associated with the occupation and utilization of the Company's new manufacturing facility. Large machines were moved from the existing facilities to the new facility to consolidate all large turning operations. Also, the Company incurred substantial costs in training the design department employees to enable them to work on the new graphic and computer-aided design systems. These systems replace traditional designing on drawing boards. Although there will be some recurring costs in training new design employees and staying current with system updates, the above projects were completed in 1995 and should not incur any substantial costs in 1996. Additionally, the Company accrued for projected losses on several large customer orders.

     Cost of sales as a percentage of sales increased in 1994 to 86% from 85% in 1993 due primarily to the effect of spreading fixed overhead over lower production levels. Additionally, the Company incurred expense in moving certain machines and departments within the Company to better utilize its existing facilities. The American Research department was moved to newly leased facilities.

     Selling, general and administrative costs decreased $274,000 in 1995 from 1994 primarily due to reduced bonus and travel costs offset slightly by costs associated with additional sales personnel.

     In 1994, selling, general and administrative costs increased $14,000 from 1993 due to additional sales personnel and increased travel and telephone expense, offset by reduced compensation expense.


INTEREST AND OTHER

     Interest expense for 1995 was $618,000, an increase of $185,000 from 1994. This increase reflects borrowings of $4,300,000 primarily to construct a new 20,000 square foot building and borrowings to purchase machinery. The effect of increased borrowings was partially offset by generally lower interest rates throughout 1995 compared to 1994.

     Interest expense in 1994 was $433,000, a decrease of $90,000 from 1993. This decrease reflects a reduction in overall borrowing levels throughout the year offset slightly by an increasing interest rate on the Company's revolving line of credit.

     Other income for 1995 was $45,000 consisting primarily of interest income on a trade receivable. Other income for 1994 was $72,000 consisting primarily of insurance proceeds received.

     Other expense for 1993 was $11,000 reflecting a loss on an investment.

INCOME TAXES

     The Company adopted Statement of Financial Accounting Standards (SFAS) No. 109 "Accounting for Income Taxes" in 1992. There was no cumulative effect of adopting this change as of January 1, 1992 because of the Company's net operating loss position at time of adoption. Under SFAS No. 109, deferred tax expenses or credits are based on the changes in deferred tax assets and liabilities from period to period.

     The effective rate of 0% for 1995 reflects providing a valuation allowance equal to the deferred tax benefit which might be received by the Company. A valuation allowance was provided as it is possible that these benefits will not be realized through future profitable operations. The effective rates of 0% for 1994 and 37.5% for 1993 reflect the utilization of the Company's net operating loss carryforward, limited to $181,000 per year (See note F). The Company expects to recognize the benefit from its remaining net operating loss carryover only to the extent such amounts are realized for tax purposes and are not required to offset required deferred tax liabilities.

LIQUIDITY AND CAPITAL RESOURCES

     The Company assesses its liquidity in terms of its ability to generate cash to fund its operating and investing activities. Of particular importance to the Company's liquidity are cash flows generated from operating activities, capital expenditures levels and available bank lines of credit.


     The following is selected cash flow data from the Statements of Cash Flows:

     In Thousands of Dollars               1995       1994      1993
     -----------------------               ----       ----      ----
     Net cash flow from
       operating activities........     $ (1,336)   $ 1,104   $ 3,326
     Net cash flow from
       investing activities........       (2,918)      (621)     (494)
     Net cash flow from
       financing activities........        4,236       (509)   (2,918)

     Net cash flow from operating activities in 1995 and 1994 primarily reflect net income (loss) and non-cash charges against income. Net cash flow from operating activities in 1993 results primarily from reductions in inventories. Net cash flow from investing activities for 1995 reflects the Company's investment in new building construction and the purchase of machinery and equipment and other working capital needs. Net cash flow from investing activities for 1994 and 1993 primarily reflects purchases of fixed assets consisting mainly of machinery and equipment. Expenditures have been necessary to add capacity and to increase productivity. Capital expenditures for 1996 are projected to be $500,000.

     The following is selected capitalization data from the Balance Sheets:

     In Thousands of Dollars         12/31/95    12/31/94    12/31/93
     -----------------------         --------    --------    --------
     Revolving line of credit.....    $ 4,651     $ 1,595     $ 1,875
     Current portion
       long-term debt.............        387         245         247
     Long-term debt...............      4,919       3,824       4,069
     Shareholders' equity.........      5,332       6,172       6,006
     Debt to total
       capitalization.............        65%         48%         51%
     Unused revolving line
       of credit..................      1,275       4,731       4,915

     The Company has a revolving line of credit with its bank which provides for borrowings of up to $7,000,000 ($4,003,597 outstanding at December 31, 1995) limited by a formula based on percentages of the Company's receivable and inventory. Availability under that line of credit was $1,274,829 on December 31, 1995. The credit agreement, as amended on April 10, 1996, matures on March 31, 1997. Included in the amended agreement is an increase in interest rates (see Note C). The amended agreement, includes additional covenants including a subjective covenant clause which requires that the Company make improvements in its inventory management.

     Management believes that the funds generated from operations, as well as funds available from existing financing agreements, will be sufficient to meet the Company's cash flow needs throughout 1996.

                              ARTHUR ANDERSEN LLP





                   REPORT OF INDEPENDENT PUBLIC ACCOUNTANTS
                   ----------------------------------------


To the Shareholders and Board of Directors of

               Edac Technologies Corporation:

We have audited the accompanying consolidated balance sheets of Edac Technologies Corporation (a Wisconsin corporation) and subsidiaries as of December 31, 1995 and 1994, and the related consolidated statements of operations, changes in shareholders' equity and cash flows for each of the three years in the period ended December 31, 1995. These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these financial statements based on our audits.

We conducted our audits in accordance with generally accepted auditing standards. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly, in all material respects, the financial position of Edac Technologies Corporation and subsidiaries as of December 31, 1995 and 1994, and the results of their operations and their cash flows for each of the three years in the period ended December 31, 1995 in conformity with generally accepted accounting principles.




                                                  ARTHUR ANDERSEN LLP



Hartford, Connecticut
March 1, 1996 (except with
 respect to the matter discussed in
 Note C, as to which the date is
 April 10, 1996)

CONSOLIDATED STATEMENTS OF OPERATIONS
EDAC TECHNOLOGIES CORPORATION

                                                  ---------------------------------------------
                                                              YEARS ENDED DECEMBER 31,
                                                  ---------------------------------------------
                                                      1995             1994           1993
                                                  -------------   -------------   -------------
Sales:
  Services                                        $  1,197,656    $  2,185,968    $  3,231,581
  Products                                          23,366,278      20,052,882      26,099,157
                                                  -------------   -------------   -------------
                                                    24,563,934      22,238,850      29,330,738

Cost of Sales                                       22,656,651      19,114,373      24,934,728
                                                  -------------   -------------   -------------
  Gross Profit                                       1,907,283       3,124,477       4,396,010

Selling, general and administrative expenses         2,417,136       2,691,447       2,677,647

                                                  -------------   -------------   -------------
  INCOME (LOSS) FROM OPERATIONS                       (509,853)        433,030       1,718,363

Non-operating income (expense):
  Interest expense                                    (618,156)       (433,173)       (522,599)
  Other                                                 44,790          71,658         (10,527)
                                                  -------------   -------------   -------------

  INCOME (LOSS) BEFORE INCOME TAXES                 (1,083,219)         71,515       1,185,237

Provision for income taxes                                  -               -          444,000
                                                  -------------   -------------   -------------

  NET INCOME (LOSS)                               $ (1,083,219)   $     71,515    $    741,237
                                                  =============   =============   =============

Weighted average number of shares of
  common stock outstanding                           3,760,789       3,724,018       3,701,911
                                                  =============   =============   =============

Earnings (Loss) Per Share                                $(.29)           $.02            $.20
                                                  =============   =============   =============


The accompanying notes are an integral part of these consolidated financial statements.

CONSOLIDATED BALANCE SHEETS
EDAC TECHNOLOGIES CORPORATION

                                                  ----------------------------
                                                          DECEMBER 31,
                                                  ----------------------------
                                                       1995          1994
                                                  -------------  -------------
ASSETS
- ------

CURRENT ASSETS:
 Cash                                             $    158,077   $     86,260
 Trade accounts receivable (net of
  allowance for doubtful accounts of
  $40,000 in 1995 and 1994)                          1,650,840      1,487,150
 Refundable income taxes                               106,000            ---
 Inventories:
  Finished goods                                       935,825      1,114,575
  Work in process and raw materials                 10,344,212      8,709,074
 Prepaid expenses and other current
  assets                                               103,197        102,317
 Deferred income taxes                                 917,000        671,000
                                                  -------------  -------------
     TOTAL CURRENT ASSETS                           14,215,151     12,170,376
                                                  -------------  -------------


PROPERTY, PLANT AND EQUIPMENT, at cost:
 Land                                                  394,821        314,091
 Buildings                                           3,656,191      2,512,217
 Machinery and equipment                             8,682,242      7,250,472
                                                  -------------  -------------
                                                    12,733,254     10,076,780
 Less-accumulated depreciation                       6,850,794      6,306,302
                                                  -------------  -------------
                                                     5,882,460      3,770,478
                                                  -------------  -------------

OTHER ASSETS                                           254,519        384,946
                                                  -------------  -------------

                                                  $ 20,352,130   $ 16,325,800
                                                  =============  =============


The accompanying notes are an integral part of these consolidated financial statements.

EDAC TECHNOLOGIES CORPORATION

                                                      ------------------------------
                                                               DECEMBER 31,
                                                      ------------------------------
                                                          1995             1994
                                                      -------------    -------------
LIABILITIES AND SHAREHOLDERS' EQUITY

CURRENT LIABILITIES:
  Revolving line of credit                            $  4,651,484     $  1,595,367
  Current portion of long-term debt                        387,366          245,383
  Trade accounts payable                                 2,730,256        2,083,701
  Employee compensation and amounts
    withheld                                               613,815          638,068
  Accrued expenses                                         783,561          760,533
                                                      -------------    -------------
      TOTAL CURRENT LIABILITIES                          9,166,482        5,323,052
                                                      -------------    -------------

LONG-TERM DEBT, less current portion                     4,919,019        3,824,061
                                                      -------------    -------------

OTHER LIABILITIES                                           18,000          296,840
                                                      -------------    -------------

DEFERRED INCOME TAXES                                      917,000          710,000
                                                      -------------    -------------

COMMITMENTS AND CONTINGENCIES (NOTE G)

SHAREHOLDERS' EQUITY:
  Common stock, par value $.0025 per
    share; 10,000,000 shares authorized;
    issued and outstanding--3,653,540
    in 1995 and 3,595,539 in 1994                            9,134            8,989
  Additional paid-in capital                             8,593,152        8,560,672
  Accumulated deficit                                   (2,998,435)      (1,915,216)
                                                      -------------    -------------
                                                         5,603,851        6,654,445
 Less guaranty of Employee Stock
   Ownership Plan debt                                    (272,222)        (350,000)
 Less Unfunded accrued pension costs                            ---        (132,598)
                                                      -------------    -------------
      TOTAL SHAREHOLDERS' EQUITY                         5,331,629        6,171,847
                                                      -------------    -------------
TOTAL LIABILITIES & SHAREHOLDERS' EQUITY              $ 20,352,130     $ 16,325,800
                                                      =============    =============


The accompanying notes are an integral part of these consolidated financial statements.

CONSOLIDATED STATEMENTS OF CASH FLOWS
EDAC TECHNOLOGIES CORPORATION

                                                      ---------------------------------------------
                                                                  YEARS ENDED DECEMBER 31,
                                                      ---------------------------------------------
                                                          1995               1994          1993
                                                      -------------      ------------  ------------
Operating Activities:
 Net income (loss)                                    $ (1,083,219)      $    71,515   $   741,237
 Adjustments to reconcile net income (loss)
   to net cash (used in) provided by
   operating activities:
   Deferred income taxes                                   (39,000)         (114,000)      (82,000)
 Depreciation and amortization                           1,047,000           985,588       931,269
 (Gain) loss on sale of property
   and equipment                                           (32,780)           11,915         1,039
 Changes in operating assets and
   liabilities:
   Trade accounts receivable                              (163,690)          343,913      (511,392)
   Refundable income taxes                                (106,000)              ---           ---
   Inventories                                          (1,456,388)         (150,965)    3,097,671
   Prepaid expenses and other
     current assets                                           (880)          (10,658)       27,624
   Trade accounts payable                                  646,555           (50,662)     (781,504)
   Other current liabilities                               131,373           (14,765)     (141,882)
   Other liabilities                                      (278,840)           32,586        44,411
                                                      -------------      ------------  ------------
   Net cash (used in) provided by
     operating activities                               (1,335,869)        1,104,467     3,326,473
                                                      -------------      ------------  ------------

Investing Activities:
 Additions to property, plant and
    equipment                                           (3,241,937)         (696,359)     (394,709)
 Proceeds from sales of property,
    plant and equipment                                    196,655           231,532        37,746
 Decrease (increase) in other assets                       127,285          (155,885)     (136,930)
                                                      -------------      ------------  ------------
     Net cash used in
       investing activities                           $ (2,917,997)      $  (620,712)  $  (493,893)
                                                      -------------      ------------  ------------


The accompanying notes are an integral part of these consolidated financial statements.

EDAC TECHNOLOGIES CORPORATION

                                                 ------------------------------------------
                                                             YEARS ENDED DECEMBER 31,
                                                 ------------------------------------------
                                                     1995           1994          1993
                                                 ------------   ------------  -------------
Financing Activities:
  Increase (decrease) in revolving
    line of credit, net                          $ 3,056,117    $  (279,198)  $ (2,760,281)
  Payments of long-term debt                        (247,499)      (246,550)    (4,215,509)
  Issuance of long-term debt                       1,484,440            ---      4,000,000
                                                 ------------   ------------  -------------
  Proceeds from exercise of options
    for common stock, including
    related income tax benefit                        32,625         16,499         57,438
                                                 ------------   ------------  -------------

  Net cash provided by (used in)
    financing activities                           4,325,683       (509,249)    (2,918,352)
                                                 ------------   ------------  -------------
Increase (decrease) in cash                           71,817        (25,494)       (85,772)
Cash at beginning of year                             86,260        111,754        197,526
                                                 ------------   ------------  -------------

Cash at end of year                              $   158,077    $    86,260   $    111,754
                                                 ============   ============  =============


Supplemental Disclosure of
  Cash Flow Information:
    Interest Paid                                $   594,488    $   427,763   $    578,014
    Income taxes paid                                139,000        130,000        285,000


The accompanying notes are an integral part of these consolidated financial statements.

CONSOLIDATED STATEMENTS OF CHANGES IN SHAREHOLDERS' EQUITY
EDAC TECHNOLOGIES CORPORATION

                                       -------------------------------    --------------      --------------
                                               Common Stock                 Additional          Accumulated
                                       -------------------------------        Pain-In             Deficit
                                          Shares           Amount             Capital
                                       --------------   --------------    --------------      --------------
Balances at January 1, 1993                 3,519,207       $    8,798        $8,486,926        $(2,727,968)

Exercise of stock options,
  including related income
  tax benefit                                  46,998              118            57,320           --

Net income                                  --               --                 --                  741,237

Balances at December 31, 1993               3,566,205            8,916         8,544,246         (1,986,731)
                                       --------------   --------------    --------------      --------------
Exercise of stock options,
  including related income
  tax benefit                                  29,334               73            16,426           --

Net income                                  --               --                 --                   71,515
                                       --------------   --------------    --------------      --------------

Balances at December 31, 1994               3,595,539            8,989         8,560,672         (1,915,216)

Exercise of stock options,
  including related income
  tax benefit                                  58,001              145            32,480           ---

Net loss                                    --               --                 --               (1,083,219)
                                       --------------   --------------    --------------      --------------

Balances at December 31, 1995               3,653,540       $    9,134        $8,593,152        $(2,998,435)
                                       ==============   ==============    ==============      ==============


The accompanying notes are an integral part of these consolidated financial statements.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

EDAC TECHNOLOGIES CORPORATION

DECEMBER 31, 1995



NOTE A -- ORGANIZATION, BUSINESS AND SIGNIFICANT ACCOUNTING POLICIES

ORGANIZATION AND BUSINESS

Until May 12, 1989, Edac Technologies Corporation (the Company) was a subsidiary of Cade Industries, Inc. (Cade) which owned approximately 57% of the Company's outstanding Common Stock. Effective May 12, 1989, Cade sold its investment in the Company's Common Stock to a partnership comprised of certain members of the Company's management and the Edac Technologies Corporation Employee Stock Ownership Plan (ESOP). The Partnership owns 27.0% and the ESOP owns 26.6% of the Company's outstanding Common Stock as of December 31, 1995.

The Company and its subsidiaries design and manufacture tools, fixtures, special machines, jet engine components, medical instrument components and spindles. Although the Company and its subsidiaries offer both design and manufacturing services to the aerospace and medical instruments industries, the design and manufacturing are interrelated and have essentially the same capabilities and, in the opinion of management, the Company operates in one business segment.


SIGNIFICANT ACCOUNTING POLICIES

Principles of Consolidation: The consolidated financial statements include the accounts of the Company and its subsidiaries, Gros-Ite Industries, Inc. and Natural Cool, Ltd. Intercompany transactions have been eliminated from the consolidated financial statements.

Inventories: Inventories are stated at the lower of cost (first-in, first-out method) or market.

Property, Plant and Equipment: Property, plant and equipment are stated at cost. Provisions for depreciation and amortization are computed using the straight-line method over 3 to 12 years for machinery and equipment and 25 years for buildings for financial reporting purposes. For income tax reporting purposes, straight-line and accelerated methods are used.

Earnings Per Share: Earnings per share is based on the weighted average number of shares of common stock outstanding during the year, plus the dilutive effect, if any, of outstanding stock options.

Estimates: The preparation of financial statements in conformity with generally accepted accounting principles requires management to make estimates and assumptions that affect certain of the amounts reflected in the financial statements. Actual results could differ from those estimates.

NOTE B -- COMMON STOCK AND STOCK OPTIONS

On December 5, 1991, the Board of Directors adopted the 1991 Stock Option Plan (the Plan). The Plan is non-qualified and provides for the granting of up to 325,000 options to purchase shares of the Company's Common Stock. The option price is the fair market value of the shares on the date of the grant. Options may be exercised at the rate of 33 1/3% six months after the grant date, another 33 1/3% one year after the grant date and the remaining 33 1/3% two years after the grant date. Options may be granted under the Plan through December 5, 2001. During 1991 and 1995, options to purchase 282,000 shares at $.5625 per share and 30,000 shares at $1.25 per share, respectively, of the Company's Common Stock were granted under the Plan.

On January 1, 1994, options to purchase 100,000 restricted shares were granted to an officer at an exercise price of $.5625 per share. At December 31, 1995, 50,000 of these options were exercisable. An additional 25,000 become exercisable each January 1 thereafter through January 1, 1997.

During 1995, 1994, and 1993, options for 58,001, 29,334, and 46,998 shares, respectively, were exercised at $.5625 per share. At December 31, 1995, there were options outstanding for the purchase of 237,003 shares, which consisted of 207,003 at $.5625 per share of which 157,003 were exercisable, and 30,000 at $1.25 per share, of which 10,000 were exercisable.

NOTE C -- NOTES PAYABLE AND LONG TERM DEBT

Long-term debt consisted of the following:

                                                                                   December 31
                                                                           ---------------------------------
                                                                                1995              1994
                                                                           ---------------   ---------------
Note payable to bank in 60 monthly installments of $37,516,
  including interest at 7.65% (8.65% as of April 10, 1996)
  per annum commencing April 1, 1993, with a balloon
  payment of $3,089,220 due on April 30, 1998.                                  $3,551,838        $3,719,444

Note payable to bank in 56 monthly principal installments of $5,556              1,000,000               ---
  commencing December 1, 1995 with a balloon payment of
  $688,864 due on August 1, 2000.  Interest at 7.83% (8.83%
  as of April 10, 1996).

Note payable to bank by Edac Technologies
  Corporation Employee Stock Ownership Plan
  (guaranteed by the Company).  Principal is
  due in 108 monthly installments of $6,481
  commencing July 1, 1990.  Interest at 95%
  of the bank's base rate is due monthly.                                          272,222           350,000

Installment equipment note payable in quarterly
  installments of $12,500 and monthly installments
  based on 50% of the Company's profit, as defined,
  on jobs performed by the equipment, commencing
  November 28, 1995 and due March 31, 1998.
  Interest imputed at 9%.  Note collateralized by
  the equipment.                                                                   482,325               ---

                                                                           ---------------   ---------------
                                                                                 5,306,385         4,069,444

Less amounts due within one year                                                   387,366           245,383
                                                                           ---------------   ---------------
                                                                                $4,919,019        $3,824,061
                                                                           ===============   ===============

The Company also has a Revolving Loan and Security Agreement (The Agreement) which provides for a revolving line of credit with a borrowing base limited to an amount which is the lesser of $7,000,000 or an amount determined by a formula based on percentages of the Company's receivables and inventory. The revolving line of credit bears interest at the bank's base rate of interest (8.5% at December 31, 1995). Effective April 10, 1996, the Agreement was amended to extend the maturity of the Agreement from April 30, 1996 to March 31, 1997 and to increase the interest rates on all loans and lines of credit provided by the Agreement. The interest rate on the revolving line of credit increased to the bank's base rate plus 1%. At December 31, 1995, the Company had $4,003,597 outstanding under the revolving line of credit.

The Agreement also provides for an equipment line of credit which provides loan advances of 75% of equipment purchases up to an aggregate amount of $500,000, with interest payable monthly. The principal outstanding on the equipment line of credit as of February 1, 1996 will be paid in 60 equal payments commencing February 1, 1996. Interest will be charged monthly after February 1, 1996 at the bank's base rate plus 0.5% (base rate plus 1.5% as of April 10, 1996). At December 31, 1995, the Company had borrowed $367,587 on the equipment line. The Agreement also provides for an equipment line in the original amount of $433,837 ($280,300 outstanding at

December 31, 1995). Principal payments are $7,231 per month with interest charged at the bank's base rate plus 0.5% (base rate plus 1.5% as of April 10, 1996).

At December 31, 1995 and 1994, borrowings outstanding under the revolving line of credit and the equipment lines amounted to $4,651,484 and $1,595,367, respectively. The unused portion of the line of credit was approximately $1,274,829 as of December 31, 1995 (based on a borrowing base determined by the formula).

The Agreement also provides for a five-year term note in the original amount of $1,000,000. Effective April 10, 1996, the interest rate on the term note increased from 7.83% to 8.83%. In addition, the Agreement provides for a five-year term note in the amount of $4,000,000 ($3,551,838 outstanding at December 31, 1995). Effective April 10, 1996, the interest rate on the term note increased from 7.65% to 8.65%.

To secure all obligations of the Company under the Agreement, the bank has a first priority security interest in the Company's accounts receivable, inventories, equipment, real estate and other assets. The Agreement requires, among other things, minimum levels of net worth, no material adverse changes in the financial condition of the Company and the maintenance of certain financial ratios including debt to net worth, interest coverage, current and debt service ratios. The Agreement also prohibits payment of dividends, issuance, redemption or sale of common stock, and creation of certain other encumbrances and contingent liabilities without the consent of the bank and limits the amount of annual capital expenditures. The Company was in compliance with or received waivers for all loan covenants, as amended, at December 31, 1995.

Aggregate annual maturities of long-term debt for the five year period subsequent to December 31, 1995 are as follows: 1996--$387,366; 1997--$402,267;
1998--$3,683,418; 1999--$105,556; and 2000--$727,778.


NOTE D -- PENSION PLAN

The Company maintains a noncontributory defined benefit pension plan covering substantially all employees meeting certain minimum age and service requirements. The benefits are generally based on years of service and employees' compensation during the last five years of employment. The Company's policy is to contribute annually the amount necessary to satisfy the requirements of the Employee Retirement Income Security Act of 1974.

In March 1993, the Board of Directors approved a curtailment to the plan which resulted in the freezing of all future benefits under the plan as of April 1, 1993. As a result, the Company recognized a gain of $361,929 in 1993.

The following table sets forth the plan's funded status and amounts recognized in the Company's financial statements:

                                                                      December 31
                                                            -----------------------------------
                                                                 1995                 1994
                                                            ----------------    ---------------
Actuarial present value of
 benefit obligations:
 Accumulated benefit obligation,
  including vested benefits of
  $3,970,402 and $4,042,220
  in 1995 and 1994, respectively.....................            $4,106,298          $4,210,450
                                                            ===============     ===============

Projected benefit obligation.........................            $4,106,298          $4,210,450

Plan assets at fair value............................             4,468,558           4,153,134
                                                                -----------         -----------
Plan assets in excess of (less than) projected
 benefit obligation..................................               362,260             (57,316)

Unrecognized net gain................................              (156,460)                ---
                                                                -----------         -----------
Prepaid (accrued) pension cost included
 in accrued employee compensation....................            $  205,800          $  (57,316)
                                                                ===========         ===========

                                                               Years Ended December 31
                                                ------------------------------------------------
                                                        1995             1994          1993
                                                ------------------------------------------------
Net pension cost included the
 following components:

Service cost-benefits earned
 during the period......................         $        --       $       --         $  103,606


Interest cost on projected
 benefit obligation.....................             319,122          317,914            352,159

Actual return on plan assets............            (512,481)           8,683           (367,950)

Net amortization and deferral...........             228,315         (300,633)           331,764

Curtailment gain........................                  --               --           (361,929)
                                                 -----------       ----------          ---------
                                                   $  34,956       $   25,964          $  57,650
                                                 ===========       ==========          =========

The weighted-average discount rate used in determining the actuarial present value of the projected benefit obligation was 7.5% for 1995, 8.0% for 1994, and 7.5% for 1993. The expected long-term rate of return on plan assets was 7%.

In accordance with the provisions of Statement of Financial Accounting Standards
(SFAS) No. 87, "Employers' Accounting for Pensions," during 1994 the Company recorded an additional liability with a corresponding reduction in stockholders' equity of $132,598 relating to the change in the discount rate from 8.0% to 7.5% subsequent to the curtailment of the plan. In 1995, this additional liability was no longer required.

In July 1991, the Company established a 401(k) defined contribution plan. The Company matches 10% (20% commencing November 1, 1995) of employee contributions up to 4% of compensation. Employer contributions and expense related to this plan were $24,596, $10,508, and $17,891 in 1995, 1994 and 1993, respectively.

NOTE E -- EMPLOYEE STOCK OWNERSHIP PLAN

Effective May 4, 1989, the Company established the Edac Technologies Corporation Employee Stock Ownership Plan (the ESOP). Employees of the Company are eligible to participate in the ESOP beginning six months following their hire date. The Company's contributions to the ESOP are determined annually by the Board of Directors. The Company records the expense in the amount of contributions made to the ESOP. The Company contributed $105,000, $104,500, and $105,000, to the ESOP for the years ended December 31, 1995, 1994 and 1993, respectively.

At December 31, 1995, the ESOP owned 970,520 shares of the Company's Common Stock. These shares were purchased using the proceeds of a $700,000 note payable to a bank for which repayment has been guaranteed by the Company. Interest expense incurred on the debt was $26,174, $26,357, and $26,772, for the years ended December 31, 1995, 1994 and 1993, respectively.

In the accompanying financial statements, the outstanding debt of the ESOP has been included in the Company's long-term debt, and shareholders' equity has been decreased by a corresponding amount. As the principal amount of the loan is repaid, the liability and the amount offset against shareholders' equity will be reduced in equal amounts.


NOTE F -- INCOME TAXES

The Company accounts for income taxes under Statement of Financial Accounting Standards (SFAS) No. 109 "Accounting for Income Taxes." Under SFAS No. 109, deferred tax assets or liabilities are computed based on the difference between the financial statement and income tax bases of assets and liabilities using the enacted marginal tax rate. Deferred income tax expenses or benefits are based on the changes in the deferred tax assets and liabilities from period to period.

Income tax expense (benefit) are included in the financial statements as follows (in 000's):

                                        1995         1994        1993
                                      ------         ----      ------

  Current                              $  39        $ 114       $ 526
  Deferred                               (39)        (114)        (82)
                                        ----          ---       -----
                                       $  --        $  --       $ 444
                                       =====        =====       =====

The effective tax rate on income before income taxes is different from the prevailing Federal and state income tax rate as follows (in 000's):

                                                               Years Ended December 31,
                                                  -----------------------------------------------
                                                           1995            1994              1993
                                                           ----            ----              ----

Income (loss) before income taxes                    $   (1,083)       $     72         $   1,185
                                                     ----------        --------         ---------

Income tax at Federal statutory rate                  $    (368)       $     24         $     403

State income taxes-net of Federal benefit                   (80)              5                90

Meals, Entertainment and Other                               68              41                21

Change in valuation allowance on
 deferred income tax assets                                 380             (70)              (70)
                                                        -------        --------         ---------
                                                        $    --        $     --         $     444
                                                        =======        ========         =========

For the year ended December 31, 1995, the Company increased its recorded valuation allowance to reserve against assets for which it is considered possible that a benefit will not be realized. For the years ended December 31, 1994 and 1993, the change in the valuation allowance is due to realization of net operating loss carryforwards, subject to limitations.

The tax effect of temporary differences giving rise to the Company's deferred tax asset and liability at December 31, 1995 and 1994 are as follows (in 000's):

                                                           1995            1994
                                                           ----            ----

Deferred tax liabilities:
   Property, plant and equipment                         $  856          $  959
   Capital leases                                            58              58
   Other                                                     57              90
                                                         ------          ------
                                                            971           1,107
                                                         ------          ------
Deferred tax assets:
   Allowance for uncollectible
    accounts receivable                                      17              17
   Employee compensation and amounts withheld                58             125
   Accrued expenses                                          66              55
   Unicap and inventory reserves                            776             466
   Tax effect of net operating loss carryforwards           464             464
   Alternative minimum tax credit carryforwards             285             268
   Other                                                     17               5
   Valuation allowance                                     (712)           (332)
                                                         ------          ------
                                                            971           1,068
                                                         ------          ------
Net deferred tax liability                               $   --          $   39
                                                         ------          ------
   Reflected in balance sheet as:
     Net current deferred tax asset                      $  917          $  671
     Net long term deferred tax liability                   917             710
                                                         ------          ------
                                                         $   --          $   39
                                                         ======          ======

Due to the change in ownership during 1989 (see Note A), provisions of the Internal Revenue Code restrict the utilization of net operating loss carryforwards (NOLs) attributed to the period prior to the change in ownership. As of December 31, 1995, the Company has pre-change NOLs of approximately $1,200,000 available to offset future federal taxable income of which the Company is limited to annual utilization of approximately $181,000. These NOLs expire in the year 2003. The Company has alternative minimum tax credits of approximately $285,000 which carry forward indefinitely for Federal income tax purposes. These credits can be used in the future to the extent that the Company's regular tax liability exceeds amounts calculated under the alternative minimum tax method.


NOTE G -- COMMITMENTS AND CONTINGENCIES

Lease expense under operating leases was $60,074, $16,710 and $7,917, for the years ended December 31, 1995, 1994 and 1993, respectively. Minimum rental commitments as of December 31, 1995 for noncancelable operating leases with initial or remaining terms of one year or more are as follows: 1996--$45,716; 1997--$10,841; 1998--$5,872; 1999--$3,300; 2000--$3,300; 2001 and thereafter--
$42,725.


NOTE H -- BUSINESS SEGMENT INFORMATION AND MAJOR CUSTOMERS

For the year ended December 31, 1995, sales to United Technologies Corporation and Zapata Technologies, Inc. amounted to 69% and 10%, respectively, of consolidated sales. These customers operate in the aerospace and packaging fields, respectively. For the year ended December 31, 1994, sales to United Technologies Corporation amounted to 69% of consolidated sales. For the year ended December 31, 1993, sales to United Technologies Corporation and United States Surgical Corporation amounted to 55% and 21%, respectively, of consolidated sales. United States Surgical Corporation is in the medical instruments field.

At December 31, 1995, the Company had $484,861 of trade receivables due from United Technologies Corporation, and $473,299 due from Zapata Technologies, Inc.


NOTE I -- RECENT ACCOUNTING PRONOUNCEMENT

In March 1995, Statement of Financial Accounting Standards (SFAS) No. 121, "Accounting for the Impairment of Long-Lived Assets and Long-Lived Assets to be Disposed of," was issued. This statement requires a company to review long lived assets for impairment whenever events or changes in circumstances indicate that the carrying amount of an asset may not be recoverable. The Company is required to adopt the new standard on or before January 1, 1996. Management does not believe the adoption of the new standard will have a significant impact on the Company's results of operations or financial position.

In October 1995, the Financial Accounting Standards Board issued Statement of Financial Accounting Standards No. 123, "Accounting for Stock-Based Compensation." The statement defines a fair value based method of accounting for an employee stock option or similar equity instrument. However, it also allows an entity to continue to measure compensation cost for those plans using the intrinsic value based method of accounting prescribed by APB Opinion No. 25, "Accounting for Stock Issued to Employees." Entities electing to remain with the accounting in Opinion 25 must make pro forma disclosures of net income, as if the fair value based method of accounting defined in the statement had been applied. The Company has not yet determined which method of accounting it will elect. The Company is required to adopt the new standard on January 1, 1996.

OFFICERS

Robert T. Whitty         Chief Executive Officer
Francis W. Moskey        President and Chief Operating Officer
Gerald C. Smith          Executive Vice President
Glenn L. Purple          Vice President-Finance and Secretary


BOARD OF DIRECTORS

John Di Francesco        Chairman
William J. Gallagher     President, William J. Gallagher Company
Francis W. Moskey        President, Chief Operating Officer
Gerald C. Smith          Executive Vice President
Stephen G.W. Walk        Business Consultant
Robert T. Whitty         Chief Executive Officer


CORPORATE OFFICES

1790 New Britain Avenue
Farmington, CT  06032


GENERAL COUNSEL

Reinhart, Boerner, Van Deuren, Norris & Rieselbach, s.c.
1000 North Water Street
Milwaukee, WI 53202


CORPORATE AUDITORS

Arthur Andersen LLP
One Financial Plaza
Hartford, CT  06103


TRANSFER AGENT

Firstar Trust Company
615 East Michigan Street
Milwaukee, WI  53202


10-K INFORMATION

Shareowners may obtain a copy of the 1995 Edac Technologies 10-K report filed with the Securities and Exchange Commission by writing to: Glenn Purple, Secretary, Edac Technologies Corporation, 1790 New Britain Avenue, Farmington, CT 06032.