Form 10-K405, Exhibit 13
period 1996-12-31
EDAC TECHNOLOGIES CORP
filed 1997-03-31
CIK 772572

                                                                     EXHIBIT 13


EDAC TECHNOLOGIES CORPORATION


GROS-ITE INDUSTRIES                                                 1996
GROS-ITE SPINDLE                                                  ANNUAL
                                                                  REPORT

                                                                EXHIBIT 13.1



TO OUR SHAREHOLDERS


The loss incurred by the Company in 1995 proved enlightening to management and the Board of Directors. This served as a catalyst to initiate action in 1996 which can be categorized as the year of metamorphosis for your company.

Based on the results of 1995, it became apparent that the Company would require major restructuring of management to meet the challenges of our market place and future growth. Therefore, our primary objective in 1996 was to bring to the management team a few experienced contemporary managers with the ability to organize and lead the company through the required change process. The leader selected is our new President and CEO, Edward J. McNerney. Ed, joined EDAC in October and brings a wealth of experience in contemporary manufacturing techniques with a proven track record. Under his leadership, and with the assistance of the core group of managers at EDAC, the Company was restructured into focused business units along product lines.

The costs of search fees and severance pay associated with the restructuring resulted in a one time charge of $500,000 in the 4th quarter. In spite of this, the Company managed to close 1996 with a modest profit of $7,077. Overall, with the exception of the $500,000 one time charge, results for 1996 a significant improvement over the 1995 loss of $1,083,000.

With the new organization structure in place and aligned into business units along product lines, our attention in 1997 will be on significant improvement in operational performance, new market penetration, current market growth and capital management.

Major focus areas will be:


o Reducing operating cost through implementation of Lean Manufacturing techniques.

o Inventory reduction through just in time delivery contracts including vendor managed inventory.

o Improvements in on time delivery through information services improvements and visual management practices.

o Purchase new equipment for cost reduction, improved quality, reduction of outsourced products and new product development.

o Capitalize on the strength of existing aerospace markets to grow this exciting portion of the Company's product line through superior service.

o Diversify into new markets to balance customer base through diverse economic cycles.

We sincerely thank all of our valued EDAC associates for their extraordinary efforts throughout 1996, our loyal customers for their continued support and all of you our shareholders, for your continued confidence and support as we bring about the necessary changes in the company to add value to our shareholders.




/s/John J. DiFrancesco                           /s/Edward J. McNerney
John J. DiFrancesco                              Edward J. McNerney
Chairman                                         CEO

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


     Edac maintains manufacturing and design facilities with computerized numerically controlled machining centers, and grinding, welding, and sheet metal fabrication, painting and assembly capabilities. Items manufactured by Edac include precision rings, and other components for jet engines, as well as industrial spindles and specialized machinery designed by Edac or others and other assemblies requiring close tolerances.

Marketing and Competition

     Edac has numerous competitors both in design and manufacturing.
Many of the independent firms with which it competes are smaller than Edac and do not provide the variety of high quality services that Edac provides. Edac also competes with its customers' in-house manufacturing and technical services capabilities. Edac believes that it is able to compete effectively with independent firms and customers' in-house capabilities because of its emphasis on customer service, its experience and its competitive pricing of its services.

     For its fiscal year ended December 31, 1996, approximately 67% of Edac's net sales were derived from sales to United Technologies Corporation, 8% from Zapata Technologies Inc. and 25% through other industrial based customers.

MARKET INFORMATION

     The Company's Common Stock is traded on the over-the-counter market (NASDAQ).

     High and low stock prices for the last two years were as follows:


                             1996                      1995
                       High          Low         High          Low
     First Quarter   1  8/16      14/16         1  2/16        12/16
     Second Quarter  1 12/16      1 1/16        1 12/16        1
     Third Quarter   1 10/16      1             1 10/16        14/16
     Fourth Quarter  2  6/16      15/16         1 10/16        15/16

     The approximate number of record holders of the Company's Common Stock at March 25, 1997 was 300.

     The Company has never paid cash dividends. The Company is prohibited from paying cash dividends by certain loan agreements with its bank (see Note C to the Company's consolidated financial statements included elsewhere in this report).


SELECTED FINANCIAL INFORMATION

                                           Years Ended December 31,
                               1996       1995       1994       1993       1992
                        -----------------------------------------------------------
                            (In thousands of dollars, except per share data)

SELECTED OPERATING DATA
Sales                        $30,249    $24,564    $22,239    $29,331    $38,252
Net income (loss)                  7     (1,083)        72        741      1,476
Net income (loss)
     per share                     0       (.29)       .02        .20        .40

SELECTED BALANCE SHEET DATA

Current assets               $14,058    $14,215    $12,170    $12,179    $14,970
Total assets                  19,917     20,352     16,326     16,634     19,785
Current liabilities            9,402      9,166      5,323      5,669      9,799
Working capital                4,656      5,049      6,847      6,510      5,171
Long-term obligations          5,043      5,854      4,831      4,959      4,724
Shareholders' equity           5,473      5,332      6,172      6,006      5,262

MANAGEMENT'S DISCUSSION AND ANALYSIS OF FINANCIAL CONDITION
AND RESULTS OF OPERATIONS


     Indications show that the aerospace industry markets will remain robust for the next three years with a leveling thereafter out to five years. Order bookings from EDAC's primary customers are up and remain strong.

The Company's decision to provide larger machining capabilities to respond to the industries demand for larger engines has proven itself with this product line representing 11% of 1996 sales, and approximately 20% of total 1997 forecasted sales. The Company intends to invest in additional capital equipment to position itself for increased business in the second half of 1997.


RESULTS OF OPERATIONS

Revenues from the Company's principal markets are as follows:


        In Thousands of Dollars       1996       1995        1994
        -----------------------      -------    -------     -------
        Aerospace customers          $20,284    $17,376     $15,810
        Medical customers                 22        ---       1,161
        Other                          9,943      7,188       5,268


     Net sales increased 23% in 1996 from 1995. Aerospace sales increased $2,908,000 or 17% from 1995 representing stronger sales to the company's principal aerospace customer. Sales to other markets increased $2,755,000 or 38% representing very strong demand in our large machining business and a solid increase in spindle sales. During 1996, the Company's principal aerospace customer continued to reduce its vendor base as it has in prior years. The Company remains an approved supplier and has been selected as a "going forward supplier" of this customer. The Company's medical customer ceased doing business with the Company in 1994.

     Net sales increased $2,325,000 or 10% in 1995 from 1994. This represents stronger sales to the Company's principal aerospace customer and increasing sales in the larger machining area.

     Cost of sales as a percentage of sales decreased in 1996 to 88% from 92% in 1995. This was due to unusually high occupational and training costs in 1995, as well as the benefit of higher sales levels to cover fixed manufacturing costs in 1996.

     Cost of sales as a percentage of sales increased in 1995 to 92% from 86% in 1994. This was due to additional costs incurred in 1995 associated with the occupation and utilization of the Company's new manufacturing facility. Large machines were moved from the existing facilities to the new facility to consolidate all large turning operations. The Company also incurred substantial costs in training the design department employees to enable them to work on the new graphic and computer-aided design systems. These systems replace traditional designing on drawing boards. Although there will be some recurring costs in training new design employees and staying current with system updates, the above projects were completed in 1995 and should not incur any substantial costs in the future. Additionally, the Company accrued for projected losses on several large customer orders.

     Selling, general and administrative costs increased $478,871 in 1996 from 1995. This increase was a result of one time charges in the fourth quarter for the restructuring of management, including severance costs for previous managers and search fees for new executives.

     In 1995, selling, general and administrative costs decreased $274,000 from 1994 primarily due to reduced bonus and travel costs offset slightly by costs associated with additional sales personnel.


INTEREST AND OTHER

     Interest expense for 1996 was $797,000, an increase of $179,000 from 1995. This increase was due to the Company's bank increasing it's lending rate to the company by 1%. For 1997, the bank has reduced the lending rate based on the performance of the Company.

     Interest expense in 1995 was $618,000, an increase of $185,000 from 1994. This increase reflects borrowings of $4,300,000 primarily to construct a new 20,000 square foot building and borrowings to purchase machinery. The effect of increased borrowings was partially offset by generally lower interest rates throughout 1995 compared to 1994.

     Other income for 1996 was $51,000 consisting primarily of a gain on an investment. Other income for 1995 was $45,000 consisting primarily of insurance proceeds received.


LIQUIDITY AND CAPITAL RESOURCES

     The Company assesses its liquidity in terms of its ability to generate cash to fund its operating and investing activities. Of particular importance to the Company's liquidity are cash flows generated from operating activities, capital expenditure levels and available bank lines of credit.


     The following is selected cash flow data from the Statements of Cash
Flows:

     In Thousands of Dollars                    1996        1995        1994
     Net cash flow from
       operating activities                  $ 1,765    $ (1,336)    $ 1,104
     Net cash flow from
       investing activities                     (533)     (2,918)       (621)
     Net cash flow from
       financing activities                   (1,195)      4,326        (509)


     Net cash flow from operating activities in 1996 results primarily from cash generated from operations and reductions in inventories, offset partially by higher levels of accounts receivable. Net cash flow from operating activities in 1995 and 1994 primarily reflect net income (loss) and non-cash charges against income. Net cash flow from investing activities for 1995 reflects the Company's investment in new building construction and the purchase of machinery and equipment. Net cash flow from investing activities for 1996 and 1994 primarily reflects purchases of fixed assets consisting mainly of machinery and equipment. Expenditures have been necessary to add capacity and to increase productivity. Capital expenditures for 1997 are projected to be $4,400,000. These expenditures will be funded through our revised bank debt agreement for $3,000,000 and $1,400,000 of equipment financing from the manufacturer.


The following is selected capitalization data from the Balance Sheets:


           In Thousands of Dollars      12/31/96  12/31/95  12/31/94
           ---------------------------  --------  --------  --------
           Revolving and equipment
            lines of credit ..........    $3,795    $4,651    $1,595
           Current portion
            long-term debt ...........       402       387       245
           Long-term debt ............     4,510     4,919     3,824
           Shareholders' equity ......     5,473     5,332     6,172
           Debt to total
            capitalization ...........       61%       65%       48%
           Unused revolving line
            of credit ................     3,013     1,275     4,731



     The Company has a revolving line of credit with its bank which provides for borrowings of up to $7,000,000 ($3,208,146 outstanding at December 31, 1996) limited by a formula based on percentages of the Company's receivable and inventory. Availability under that line of credit was $3,013,000 on December 31, 1996. The credit agreement, as amended on March 27, 1997, matures on March 31, 2000. Included in the amended agreement is a decrease in interest rates (see Note C).

     Management believes that the funds generated from operations, as well as funds available from existing financing agreements, will be sufficient to meet the Company's cash flow needs throughout 1997.

                    REPORT OF INDEPENDENT PUBLIC ACCOUNTANTS



To the Shareholders and Board of Directors of Edac Technologies Corporation:


We have audited the accompanying consolidated balance sheets of Edac Technologies Corporation (a Wisconsin corporation) and subsidiaries as of December 31, 1996 and 1995, and the related consolidated statements of operations, changes in shareholders' equity and cash flows for each of the three years in the period ended December 31, 1996. These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these financial statements based on our audits.

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

In our opinion, the financial statements referred to above present fairly, in all material respects, the financial position of Edac Technologies Corporation and subsidiaries as of December 31, 1996 and 1995, and the results of their operations and their cash flows for each of the three years in the period ended December 31, 1996 in conformity with generally accepted accounting principles.




                                                             ARTHUR ANDERSEN LLP


Hartford, Connecticut
March 20, 1997 (except with respect
 to the matter discussed in Note C,
 as to which the date is March 27,
 1997)

CONSOLIDATED STATEMENTS OF OPERATIONS
EDAC TECHNOLOGIES CORPORATION

                                             -----------------------------------------------
                                                        YEARS ENDED DECEMBER 31,
                                             -----------------------------------------------
                                                 1996             1995              1994
                                             ------------    -------------      ------------
Sales:
 Services                                    $1,961,938       $1,197,656        $2,185,968
 Products                                    28,287,147       23,366,278        20,052,882
                                             ------------    -------------      ------------
                                             30,249,085       24,563,934        22,238,850

Cost of Sales                                26,600,686       22,656,651        19,114,373
                                             ------------    -------------      ------------
 Gross Profit                                 3,648,399        1,907,283         3,124,477

Selling, General and Administrative Expenses  2,896,007        2,417,136         2,691,447
                                             ------------    -------------      ------------
 INCOME (LOSS) FROM OPERATIONS                  752,392         (509,853)          433,030

Non-Operating Income (Expense):
 Interest expense                              (796,742)        (618,156)         (433,173)
 Other                                           51,427           44,790            71,658
                                             ------------    -------------      ------------
NET INCOME (LOSS)                            $    7,077      $(1,083,219)       $   71,515
                                             ============    =============      ============

Weighted average number of shares of
 common stock outstanding                     3,799,951        3,760,789         3,724,018
                                             ============    =============      ============

Earnings (Loss) Per Share                          $.00            $(.29)             $.02
                                             ============    =============      ============

The accompanying notes are an integral part of these consolidated financial statements.

CONSOLIDATED BALANCE SHEETS
EDAC TECHNOLOGIES CORPORATION

                                               -----------------------------
                                                         December 31,
                                               -----------------------------
                                                   1996              1995
                                               -----------      ------------
ASSETS
------
CURRENT ASSETS:
Cash                                           $   195,382      $    158,077
Trade accounts receivable (net of
 allowance for doubtful accounts of
 $116,087 in 1996 and $40,000 in 1995)           3,407,924         1,650,840
Refundable income taxes                                  -           106,000
Inventories                                      9,562,958        11,280,037
Prepaid expenses and other current
 assets                                            351,109           103,197
Deferred income taxes                              540,877           917,000
                                                -----------       -----------
         TOTAL CURRENT ASSETS                   14,058,250        14,215,151
                                                -----------       -----------

PROPERTY, PLANT AND EQUIPMENT, at cost:
 Land                                              394,821           394,821
 Buildings                                       3,690,562         3,656,191
 Machinery and equipment                         8,958,059         8,682,242
                                                -----------       -----------
                                                13,043,442        12,733,254
 Less-accumulated depreciation                   7,570,308         6,850,794
                                                -----------       -----------
                                                 5,473,134         5,882,460
                                                -----------       -----------

OTHER ASSETS                                       386,325           254,519
                                                -----------       -----------

TOTAL ASSETS                                   $19,917,709       $20,352,130
                                               ============      ============

The accompanying notes are an integral part of these consolidated financial statements.

EDAC TECHNOLOGIES CORPORATION

                                                -------------------------------
                                                         December 31,
                                                -------------------------------
                                                    1996             1995
                                                   -------          -------

LIABILITIES AND SHAREHOLDERS' EQUITY
------------------------------------
CURRENT LIABILITIES:
Revolving  and equipment lines of credit         $3,794,571        $4,651,484
Current portion of long-term debt                   402,267           387,366
Trade accounts payable                            3,616,599         2,730,256
Employee compensation and amounts
withheld                                            737,827           613,815
Accrued expenses                                    850,532           783,561
                                                -----------       -----------
                  TOTAL CURRENT LIABILITIES       9,401,796         9,166,482
                                                -----------       -----------
LONG-TERM DEBT, less current portion              4,509,991         4,919,019
                                                -----------       -----------
OTHER LIABILITIES                                    12,000            18,000
                                                -----------       -----------
DEFERRED INCOME TAXES                               521,000           917,000
                                                -----------       -----------
COMMITMENTS AND CONTINGENCIES (NOTE G)
SHAREHOLDERS' EQUITY:
Common stock, par value $.0025 per
share; 10,000,000 shares authorized;
issued and outstanding--3,753,875
in 1996 and 3,653,540 in 1995                         9,385             9,134
Additional paid-in capital                        8,649,340         8,593,152
Accumulated deficit                             (2,991,358)       (2,998,435)
                                                -----------       -----------
                                                  5,667,367         5,603,851
Less deferred ESOP compensation
expense                                           (194,445)         (272,222)
                                                -----------       -----------
TOTAL SHAREHOLDERS' EQUITY                        5,472,922         5,331,629
                                                -----------       -----------
TOTAL LIABILITIES & SHAREHOLDERS' EQUITY        $19,917,709       $20,352,130
                                                ===========       ===========

The accompanying notes are an integral part of these consolidated financial statements.

CONSOLIDATED STATEMENTS OF CASH FLOWS
EDAC TECHNOLOGIES CORPORATION

<Caption
                                               ---------------------------------------------
                                                      YEARS ENDED DECEMBER 31,
                                               ---------------------------------------------
                                                 1996             1995            1994
                                                ------           ------          ------
Operating Activities:
Net income (loss)                                    $7,077     $(1,083,219)         $71,515
Adjustments to reconcile net income
(loss)
to net cash provided by (used in)
operating activities:
Deferred income taxes                               (19,877)        (39,000)        (114,000)
Amortization of deferred ESOP
compensation expense                                 77,777          77,777           77,777
Depreciation and amortization                       796,795         969,223          907,811
Loss (gain) on sale of property
and equipment                                        13,892         (32,780)          11,915
Changes in operating assets and
liabilities:
Trade accounts receivable                        (1,757,084)       (163,690)         343,913
Refundable income taxes                             106,000        (106,000)             ---
Inventories                                       1,717,079      (1,456,388)        (150,965)
Prepaid expenses and other
current assets                                     (247,912)           (880)         (10,658)
Trade accounts payable                              886,343         646,555          (50,662)
Other current liabilities                           190,983         131,373          (14,765)
Other liabilities                                    (6,000)       (278,840)          32,586
                                                 ----------     -----------       ----------
Net cash provided by (used in)
operating activities                              1,765,073      (1,335,869)       1,104,467
                                                 ----------     -----------       ----------
Investing Activities:
Additions to property, plant and
equipment                                          (498,471)     (3,241,937)        (696,359)
Proceeds from sales of property,
plant and equipment                                 104,650         196,655          231,532
( Increase) decrease in other assets               (139,346)        127,285         (155,885)
                                                 ----------     -----------       ----------
Net cash used in
investing activities                             $ (533,167)    $(2,917,997)       $(620,712)
                                                 ----------     -----------       ----------


The accompanying notes are an integral part of these consolidated financial statements.

EDAC TECHNOLOGIES CORPORATION

                                                ---------------------------------------------
                                                           YEARS ENDED DECEMBER 31,
                                                ---------------------------------------------
                                                  1996              1995             1994
                                                 -------          --------          -------
Financing Activities:
(Decrease) increase in revolving
line of credit, net                               $(856,913)      $3,056,117        $(279,198)
Payments of long-term debt                         (394,127)        (247,499)        (246,550)
Issuance of long-term debt                               --        1,484,440               --
Proceeds from exercise of options
for common stock, including
related income tax benefit                           56,439           32,625           16,499
                                                -----------        ---------         --------
Net cash (used in) provided by
financing activities                             (1,194,601)       4,325,683         (509,249)
                                                -----------        ---------         --------
Increase (decrease) in cash                          37,305           71,817          (25,494)
Cash at beginning of year                           158,077           86,260          111,754
                                                -----------        ---------         --------
Cash at end of year                                $195,382         $158,077          $86,260
                                                ===========        =========         ========
Supplemental Disclosure of
Cash Flow Information:
Interest Paid                                      $796,637         $594,488         $427,763
Income taxes paid                                    27,000          139,000          130,000


The accompanying notes are an integral part of these consolidated financial statements.

CONSOLIDATED STATEMENTS OF
CHANGES IN SHAREHOLDERS' EQUITY
EDAC TECHNOLOGIES CORPORATION

                                         Common Stock               Additional
                                     -----------------------        Paid-In            Accumulated
                                      Shares          Amount        Capital            Deficit
                                     ---------        ------        ----------        --------------
Balances at January 1, 1994          3,566,205        $8,916        $8,544,246         $(1,986,731)
Exercise of stock options,
including related income
tax benefit                             29,334            73            16,426                  --
Net income                                  --            --                --              71,515
                                     ---------         -----         ---------         ------------
Balances at December 31, 1994        3,595,539         8,989         8,560,672          (1,915,216)
Exercise of stock options,
including related income
tax benefit                             58,001           145            32,480                 ---
Net loss                                    --            --                --          (1,083,219)
                                     ---------         -----         ---------         ------------
Balances at December 31, 1995        3,653,540         9,134         8,593,152          (2,998,435)
Exercise of stock options,
including related income
tax benefit                            100,335           251            56,188                  --
Net income                                  --            --                --               7,077
                                     ---------         -----         ---------         ------------
Balances at December 31, 1996        3,753,875        $9,385        $8,649,340         $(2,991,358)
                                     =========         =====         =========         ============


The accompanying notes are an integral part of these consolidated financial statements.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

EDAC TECHNOLOGIES CORPORATION

DECEMBER 31, 1996


NOTE A -- ORGANIZATION, BUSINESS AND SIGNIFICANT ACCOUNTING POLICIES

ORGANIZATION AND BUSINESS

Until May 12, 1989, Edac Technologies Corporation (the Company) was a subsidiary of Cade Industries, Inc. (Cade) which owned approximately 57% of the Company's outstanding Common Stock. Effective May 12, 1989, Cade sold its investment in the Company's Common Stock to a partnership comprised of certain members of the Company's management and the Edac Technologies Corporation Employee Stock Ownership Plan (ESOP). The Partnership owns 26.3% and the ESOP owns 25.5% of the Company's outstanding Common Stock as of December 31, 1996. Subsequent to year end, the Company's Common Stock held by the partnership was distributed to the individual partners and the partnership was liquidated.

The Company and its subsidiaries design and manufacture tools, fixtures, special machines, jet engine components, medical instrument components and spindles. Although the Company and its subsidiaries offer both design and manufacturing services to a number of different industries, the design and manufacturing are interrelated and have essentially the same capabilities and, in the opinion of management, the Company operates in one business segment.


SIGNIFICANT ACCOUNTING POLICIES

Principles of Consolidation: The consolidated financial statements include the accounts of the Company and its subsidiaries, Gros-Ite Industries, Inc. and Natural Cool, Ltd. Intercompany transactions have been eliminated from the consolidated financial statements.

Inventories: Inventories are stated at the lower of cost (first-in, first-out method) or market. As of December 31, 1996, inventories consisted of the following:


     Raw materials              $  588,007
     Work-in-progress            5,996,196
     Finished goods              2,978,755
                                ----------
     Total inventories          $9,562,958
                                ==========


Property, Plant and Equipment: Property, plant and equipment are stated at cost. Provisions for depreciation and amortization are computed using the straight-line method over 3 to 12 years for machinery and equipment and 25 years for buildings for financial reporting purposes. For income tax reporting purposes, straight-line and accelerated methods are used. In March 1995, the Financial Accounting Standards Board issued Statement of Financial Accounting Standards No. 121, "Accounting for the Impairment of Long-Lived Assets and Long-Lived Assets to be Disposed of" (SFAS 121). SFAS 121 requires a company to review long-lived assets for impairment whenever events or changes in circumstances indicate that the carrying amount of an asset may not be recoverable. The adoption of this standard did not have a material impact on the Company's results of operations or financial position.

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

Reclassifications: Certain prior period balances have been reclassified to conform to the current year presentation.

NOTE B -- COMMON STOCK AND STOCK OPTIONS

On December 5, 1991, the Board of Directors adopted the 1991 Stock Option Plan (the Plan). The Plan is non-qualified and provides for the granting of up to 325,000 options to purchase shares of the Company's Common Stock. The option price is the fair market value of the shares on the date of the grant. Options may be exercised at the rate of 33 1/3% six months after the grant date, another 33 1/3% one year after the grant date and the remaining 33 1/3% two years after the grant date. The maximum term of options granted is five years. Options may be granted under the Plan through December 5, 2001. During 1991, 1995 and 1996, options to purchase 282,000 shares at $.5625 per share, 30,000 shares at $1.25 per share and 13,000 shares at $1.38 per share respectively, of the Company's Common Stock were granted under the Plan.

On January 1, 1994, the Board of Directors adopted a stock option plan for the purpose of granting 100,000 shares to an officer. On January 1, 1994, options to purchase 100,000 shares were granted to an officer at an exercise price of $.5625 per share. At December 31, 1996, 75,000 of these options were exercisable. An additional 25,000 became exercisable on January 1, 1997.

On November 19, 1996, the Board of Directors adopted the 1996 Stock Option Plan, (the 1996 Plan). The 1996 Plan is nonqualified and provides for granting of up to 300,000 options to purchase shares of Common Stock in the Company.
The term of the options and vesting requirements shall be for such period as the Stock Option committee designates. During 1996, options to purchase 100,000 shares at $1.00 per share were granted under the 1996 Plan.

In October 1995, the Financial Accounting Standards Board issued Statement of Financial Accounting Standards, SFAS No. 123 which requires the measurement of the fair value of stock options or warrants to be included in the statement of operations or disclosed in the notes to financial statements. The Company has determined that it will continue to account for stock-based compensation for employees under Accounting Principles Board Opinion No. 25 and elect the disclosure-only alternative under SFAS No. 123. The Company has computed the pro forma disclosures required under SFAS No. 123 for options granted in 1995 and 1996 using the Black-Scholes option pricing model prescribed by SFAS No
123.  The weighted average assumptions used are as follows:


                                               1995                1996
                                            -------                -------
Risk free interest rate                       5.95%                6.04%
Expected dividend yield                        None                None
Expected lives                              3 years                3 years
Expected volatility                          100.8%                100.8%


Had compensation cost for the Company's stock option plans been determined based on the fair value at the grant dates of awards under these plans consistent with the method of SFAS No. 123, the Company's income (loss) applicable to common shareholders would have been adjusted to reflect the following pro forma amounts:

                                             1995                    1996
                                           --------                --------
  Income (loss) applicable to common shareholders:
         As reported                    $(1,083,219)                $7,077
         Pro forma                       (1,092,328)                (6,001)

  Pro forma income (loss) per common share:
    Primary earnings per share:
         As reported                          $(.29)                  $.00
         Pro forma                             (.29)                   .00

    Fully diluted earnings per share
         As reported                          $(.29)                  $.00
         Pro forma                             (.29)                   .00


Because the SFAS No. 123 method of accounting has not been applied to options granted prior to January 1, 1995, the resulting pro forma compensation cost may not be representative of that to be expected in future years.

A summary of the status of the Company's stock option plans as of December 31, 1994, 1995, and 1996, and changes during the years then ended is presented below:

                                               1994                          1995                            1996
                                      =========================      ==========================      ==========================
                                                    WEIGHTED-                       WEIGHTED-                       WEIGHTED-
                                                     AVERAGE                         AVERAGE                         AVERAGE
                                        SHARES      EXERCISE           SHARES       EXERCISE           SHARES        EXERCISE
FIXED OPTIONS                                        PRICE                           PRICE                            PRICE
-------------                         ----------  -------------      ----------  --------------      -----------  -------------
Outstanding at beginning of
year                                    191,004       $.5625          261,670        $.5625            230,335        $.6520
Granted                                 100,000        .5625           30,000         1.250            113,000         1.043
Exercised                              (29,334)        .5625          (58,001)        .5625           (100,335)        .5625
Forfeited                                     -            -           (3,334)        .5625                  -             -
                                      ---------                      ----------                       ---------
Outstanding at end of year              261,670        .5625          230,335         .6520            243,000         .8712
                                      =========                      ==========                       =========

Options exercisable at
 year-end                               186,670        .5625          160,335         .6054             95,000         .7072
Weighted-average fair
 value of options granted
 during the year                                                         $.81                             $.68

The following table summarizes information about fixed stock options outstanding at December 31, 1996:

                                         OPTIONS OUTSTANDING                                              OPTIONS EXERCISABLE
                      ---------------------------------------------------------                 ----------------------------------

                                           WEIGHTED-
                         NUMBER             AVERAGE             WEIGHTED-                                            WEIGHTED-
                      OUTSTANDING         REMAINING             AVERAGE                            NUMBER            AVERAGE
EXERCISE PRICES           AT             CONTRACTUAL            EXERCISE                        EXERCISABLE          EXERCISE
                       12/31/96             LIFE                 PRICE                          AT 12/31/96           PRICE
--------------------  -----------        ------------         -------------                     ------------        -----------
    $.5625                100,000          3 years                 $.5625                           75,000            $.5625
     1.000                100,000            4.9                    1.000                                0             1.000
     1.250                 30,000            3.5                    1.250                           20,000             1.250
     1.380                 13,000            4.5                    1.380                                0             1.380
                      -----------                                                               ------------
$.5625 to 1.38            243,000            4.2                    .8712                           95,000             .7072
                      ===========                                                               ============

NOTE C -- NOTES PAYABLE AND LONG TERM DEBT

Long-term debt consisted of the following:

<Captioin>
                                                                                        December 31
                                                                                   ----------------------
                                                                                      1996        1995
                                                                                   ----------  ----------

Note payable to bank in 60 monthly installments of $37,516,
 including interest at 7.65% (except for the period from
 April 10, 1996 through March 31, 1997 when the rate was
 8.65%) with the remaining outstanding balance due on March 31, 2002.              $3,371,554  $3,551,838

Note payable to bank in 56 monthly principal installments of
 $5,556 commencing December 1, 1995 with a balloon payment of
 $688,864 due on August 1, 2000.  Interest at 7.83% (except
 for the period from April 10, 1996 through March 31, 1997
 when the rate was 8.83%).                                                            933,333   1,000,000

Note payable to bank by Edac Technologies
 Corporation Employee Stock Ownership Plan
 (guaranteed by the Company).  Principal is
 due in 108 monthly installments of $6,481
 commencing July 1, 1990.  Interest at 95%
 of the bank's base rate is due monthly.                                              194,445     272,222

Installment equipment note payable in quarterly
 installments of $12,500 and monthly installments
 based on 50% of the Company's profit, as defined,
 on jobs performed by the equipment, commencing
 November 28, 1995 and due March 31, 1998.
 Interest imputed at 9%.  Note collateralized by
 the equipment.                                                                       412,926     482,325
                                                                                    ---------   ---------
                                                                                    4,912,258   5,306,385

Less amounts due within one year                                                      402,267     387,366
                                                                                   ----------  ----------
                                                                                   $4,509,991  $4,919,019
                                                                                   ==========  ==========


The Company also has a Revolving Loan and Security Agreement (The Agreement) which provided for a revolving line of credit with a borrowing base limited to an amount which is the lesser of $7,000,000 or an amount determined by a formula based on percentages of the Company's receivables and inventory. As of December 31, 1996, the revolving line of credit had a balance of $3,208,146 and requires interest at the bank's base rate of interest plus 1% (9.25% at December 31, 1996). The unused availability on the line at December 31, 1996 was $3,013,645. The Company also had two equipment loans under the Agreement with a balance of $586,425 at December 31, 1996. These loans required interest at the base rate plus 1.5% (9.75% at December 31, 1996).

Effective March 27, 1997 the Agreement was amended to increase the maximum borrowings on the revolver to $9,000,000 and decrease the interest rate to the bank's base rate (8.25% at December 31, 1996). The maturity on the revolver was extended from March 31, 1997 to March 31, 2000. The two equipment loans were also combined into one loan which requires monthly principal payments of $9,020 plus interest at the bank's base rate. The equipment loan terminates on March 31, 2002.

The amended Agreement also added an additional equipment line of credit for $3,000,000. The Company can take advances on the line through March 31, 1998 during which period the Company will only be required to pay interest at the bank's base rate. Commencing April 1, 1998, the Company will be required to make principal payments based on a five year amortization schedule with interest at the bank's base rate. The equipment line of credit terminates March 31, 2003 and all outstanding principal and unpaid interest will be due.

To secure all obligations of the Company under the Agreement, the bank has a first priority security interest in the Company's accounts receivable, inventories, equipment, real estate and other assets. The Agreement requires, among other things, minimum levels of net worth, no material adverse changes in the financial condition of the Company and the maintenance of certain financial ratios including debt to net worth and debt service. All borrowings under the revolving line of credit are also at the discretion of the bank. The Agreement also prohibits payment of dividends issuance, redemption or sale of common stock and creation of certain other encumbrances and contingent liabilities without the consent of the bank and limits the amount of annual capital expenditures. The Company was in compliance with all loan covenants at December 31, 1996.

Aggregate annual maturities of long-term debt for the five year period subsequent to December 31, 1996 are as follows: 1997--$402,267;
1998--$3,671,101; 1999--$105,556; and 2000--$733,334.


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

The following table sets forth the plan's funded status and amounts recognized in the Company's financial statements:

                                                       December 31
                                                     1996        1995
                                                 ----------  ----------
             Actuarial present value of
              benefit obligations:
              Accumulated benefit obligation,
               including vested benefits of
               $4,404,094 and $4,276,712
               in 1996 and 1995, respectively    $4,522,537  $4,423,092
                                                 ==========  ==========

             Projected benefit obligation ...... $4,522,537  $4,423,092

             Plan assets at fair value .........  4,640,050   4,468,558
                                                 ----------  ----------

             Plan assets in excess of projected
              benefit obligation ...............    117,513      45,466

             Unrecognized net loss .............    202,678     160,334
                                                 ----------  ----------

             Prepaid pension cost .............. $  320,191  $  205,800
                                                 ==========  ==========

                                              Years Ended December 31
                                         -------------------------------
                                              1996       1995       1994
                                         -------------------------------
       Net pension cost included the
       following components:

       Service cost-benefits earned
        during the period .............  $      --  $      --  $      --

       Interest cost on projected
        benefit obligation ............    324,639    319,122    317,914

       Actual return on plan assets ...   (289,856)  (512,481)     8,683

       Net amortization and deferral ..      3,434    228,315   (300,633)
                                         ---------  ---------  ---------

                                         $  38,217  $  34,956  $  25,964
                                         =========  =========  =========



The weighted-average discount rate used in determining the actuarial present value of the projected benefit obligation was 7.5% for 1996 and 1995, and 8.0% for 1994. The expected long-term rate of return on plan assets was 7%.

In July 1991, the Company established a 401(k) defined contribution plan. The Company matches 10% (20% commencing November 1, 1995) of employee contributions up to 4% of compensation. Employer contributions and expenses related to this plan were $52,690, $24,596, and $10,508, in 1996, 1995 and
1994, respectively.

NOTE E -- EMPLOYEE STOCK OWNERSHIP PLAN

Effective May 4, 1989, the Company established the Edac Technologies Corporation Employee Stock Ownership Plan (the ESOP). Employees of the Company are eligible to participate in the ESOP beginning six months following their hire date. The Company makes annual contributions to the ESOP equal to the ESOP's debt service. The ESOP shares initially were pledged as collateral for its debt. As the debt is repaid, shares are released from collateral based on the proportion of debt service paid in the year, and allocated to active employees. The debt of the ESOP is recorded as debt of the Company and the shares pledged as collateral are reported as unearned ESOP compensation expense in the consolidated balance sheets. As shares are released from collateral, the Company reports compensation expense. ESOP compensation expense was $77,777 for the years ended December 31, 1996, 1995 and 1994. Interest expense incurred on the debt was $18,381, $26,174, and $26,357, for the years ended December 31, 1996, 1995 and 1994, respectively.
The ESOP shares as of December 31, 1996 were as follows:


                                           1996    1995
                                         -------  -------
                      Allocated shares   575,505  477,386
                      Shares released
                        for allocation   109,586  109,586
                      Unreleased shares  273,962  383,548
                                         -------  -------

                      Total ESOP shares  959,053  970,520
                                         =======  =======



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

Income tax expense (benefit) are included in the financial statements as follows (in 000's):



                                     1996  1995   1994
                                     ----  ----  -----
       Current                       $20   $39   $114
       Deferred                      (20)  (39)  (114)
                                     ---   ---   ----
                                     $--   $--    $--
                                     ===   ===   ====


The effective tax rate on income before income taxes is different from the prevailing Federal and state income tax rate as follows (in 000's):


                                                  Years Ended December 31,
                                                  ------------------------
                                                   1996      1995    1994
                                                  ------   --------  -----
       Income (loss) before income taxes          $    7   $(1,083)  $  72
                                                  ------   -------   -----

       Income tax at Federal statutory rate       $    2   $  (368)  $  24

       State income taxes-net of Federal benefit       1       (80)      5

       Meals, Entertainment and Other                (11)       68      41

       Change in valuation allowance on
        deferred income tax assets                     8       380     (70)
                                                  ------   -------   -----
                                                  $   --   $    --   $  --
                                                  ======   =======   =====

For the year ended December 31, 1995, the Company increased its recorded valuation allowance to reserve against assets for which it is considered possible that a benefit will not be realized. For the years ended December 31, 1994, the change in the valuation allowance is due to realization of net operating loss carryforwards, subject to limitations.

The tax effect of temporary differences giving rise to the Company's deferred tax asset and liability at December 31, 1996 and 1995 are as follows (in 000's):


                                                             1996   1995
                                                           ------  -----
        Deferred tax liabilities:
           Property, plant and equipment                   $  872  $ 856
           Capital leases                                      58     58
           Other                                              202     57
                                                           ------  -----
                                                            1,132    971
                                                           ------  -----
        Deferred tax assets:
           Allowance for uncollectible
            accounts receivable                                48     17
           Employee compensation and amounts withheld         145     58
           Accrued expenses                                    83     66
           Unicap and inventory reserves                      528    776
           Tax effect of net operating loss carryforwards     765    464
           Alternative minimum tax credit carryforwards       285    285
           Other                                               18     17
           Valuation allowance                               (720)  (712)
                                                           ------  -----
                                                           $1,152    971
                                                           ------  -----
        Net deferred tax asset                             $   20  $  --
                                                           ======  =====
           Reflected in balance sheet as:
              Net current deferred tax asset               $  541  $ 917
              Net long term deferred tax liability            521    917
                                                           ------  -----
                                                           $   20  $  --
                                                           ======  =====

Due to the change in ownership during 1989 (see Note A), provisions of the Internal Revenue Code restrict the utilization of net operating loss carryforwards (NOLs) attributed to the period prior to the change in ownership. As of December 31, 1996 and 1995, the Company has pre-change NOLs of approximately $1,200,000 available to offset future federal taxable income of which the Company is limited to annual utilization of approximately $181,000. These NOLs expire in the year 2003. The Company also has post-change NOLs totalling approximately $750,000 which will expire in 2011 for federal income tax purposes. The Company has alternative minimum tax credits of approximately $285,000 which carry forward indefinitely for Federal income tax purposes.
These credits can be used in the future to the extent that the Company's regular tax liability exceeds amounts calculated under the alternative minimum tax method.


NOTE G -- COMMITMENTS AND CONTINGENCIES

Lease expense under operating leases was $61,088, $60,074, and $16,710, for the years ended December 31, 1996, 1995 and 1994, respectively. Minimum rental commitments as of December 31, 1996 for noncancelable operating leases with initial or remaining terms of one year or more are as follows: 1997--$62,306; 1998--$22,337; 1999--$19,765; 2000--$19,765; 2001 $12,491; 2002 and
thereafter-- $39,425.


NOTE H -- MAJOR CUSTOMERS

For the year ended December 31, 1996, sales to United Technologies Corporation amounted to 67% of consolidated sales. For the year ended December 31, 1995, sales to United Technologies Corporation and Zapata Technologies, Inc. amounted to 69% and 10%, respectively, of consolidated sales. These customers operate in the aerospace and packaging fields, respectively. For the year ended December 31, 1994, sales to United Technologies Corporation amounted to 69% of consolidated sales.

At December 31, 1996, the Company had $1,505,500 of trade receivables due from United Technologies Corporation, and $705,775 due from Zapata Technologies, Inc.

OFFICERS

Edward J. McNerney    President and Chief Executive Officer
Francis W. Moskey     Vice President
Ronald G. Popolizio   Vice President-Finance and Secretary


BOARD OF DIRECTORS

John Di Francesco     Chairman
William J. Gallagher  President, William J. Gallagher Company
Edward J. McNerney    President and Chief Exeutive Officer
Francis W. Moskey     Vice President
Stephen G.W. Walk     President, Blanche P. Field LLC



CORPORATE OFFICES

1806 New Britain Avenue
Farmington, CT  06032


GENERAL COUNSEL

Reinhart, Boerner, Van Deuren, Norris & Rieselbach, s.c.
1000 North Water Street
Milwaukee, WI 53202


CORPORATE AUDITORS

Arthur Andersen LLP
One Financial Plaza
Hartford, CT  06103


TRANSFER AGENT

Firstar Trust Company
615 East Michigan Street
Milwaukee, WI  53202


10-K INFORMATION

Shareowners may obtain a copy of the 1996 Edac Technologies 10-K report filed with the Securities and Exchange Commission by writing to: Ronald G. Popolizio, Secretary, Edac Technologies Corporation, 1806 New Britain Avenue, Farmington, CT 06032.