Form 10-K, Exhibit 13
period 1997-12-31
EDAC TECHNOLOGIES CORP
filed 1998-03-19
CIK 772572

                                   Exhibit 13

Edac Technologies Corporation


Gros-Ite Industries                                                1997
Gros-Ite Spindle                                                  Annual
                                                                  Report

EDAC TECHNOLOGIES CORPORATION

     INTRODUCTION

     The revolution has arrived. It's called Kaizen, continuous improvement, and you experience it everywhere at EDAC Technologies Corporation. Of course, we use the absolute finest equipment available anywhere, but that's not why EDAC quality is unsurpassed. EDAC quality begins and ends with each EDAC individual. It's a relentless striving for doing it faster, less expensively, leaner and more precisely. You see it in our people.
     And you see it in our products. For each, there are none better. Are we satisfied? Never.

     COMPANY HISTORY

     The company was founded in 1946 in Hartford, Connecticut by Wayne Gross and Robert Hite as the Gros-ite Design Company, specializing in design engineering services. Over the subsequent years, the company has expanded its product offering to include precision machine spindles, precision aerospace components and specialized tools and equipment.

     The Company remained private until its public offering in 1985 and is traded on the NASDAQ market under the symbol EDAC.

     In 1996, the Corporation was reorganized under the leadership of a new team of contemporary managers into focused business units based on its specific products and markets.

     We are committed to achieving quality growth within markets served and diversifying into new markets through strategic acquisitions and new product offerings.

     Our foundation for growth will center around institutionalizing Lean Manufacturing concepts throughout our organization. Continuous improvement, i.e. Kaizen, will be the centerpiece of achieving benchmark quality, service and value to our customers, shareholders and employees.

     Lean Manufacturing concepts such as Kaizen, 5's, mistake proofing, etc., will permeate throughout our corporation via our PACE (people achieving customer excellence) program. This program will empower every employee to become an agent for change in our mission to achieve excellence.

     We strongly believe that embracing and successfully employing lean manufacturing concepts throughout our organization will provide us with a competitive advantage with our customers, shareholders, and our employees.

     MISSION STATEMENT

     Our overriding mission is to be the company of choice for our customers, shareholders, employees and community. We will achieve this stature by:

               *  Being flexible and easy to work with.

               * Providing our customers with benchmark quality, service and value.

               *  Providing shareholders superior return on their investment.

               * Developing a world class working environment for our employees health, safety, security and career growth.

               * Being a good corporate citizen by supporting our local community and charities.

     The foundation for achieving our mission will be built around two promises.

               1. Continuous Improvement. We will continuously raise the bar in achieving excellence in all that we do.

               2. Embracing Goodness in Our Behavior. We commit to being
                  professional, moral, ethical and caring in how we interface with our customers, our co-workers and our community.

                             FINANCIAL HIGHLIGHTS


                                   [GRAPH]
                                    SALES
                            (dollars in thousands)


                        1994          1995           1996          1997
SALES                  22,239        24,564         30,249        38,229

                                   [GRAPH]
                               OPERATING PROFIT
                            (dollars in thousands)

                        1994          1995           1996          1997
OPERATING PROFIT           43          (510)           752         2,401

                                   [GRAPH]
                                 STOCK PRICE
                         (at December 31 in dollars)

                        1994          1995           1996          1997
STOCK PRICE             31/32         1 3/8              2         8 3/4


                                   [GRAPH]
                                  NET INCOME
                            (dollars in thousands)

                        1994          1995           1996          1997
NET INCOME                 72        (1,083)             7         1,696


                                   [GRAPH]
                              EARNINGS PER SHARE
                                 (in dollars)

                        1994          1995           1996          1997
EARNINGS PER SHARE       0.02         (0.30)          0.00          0.43


TO OUR SHAREHOLDERS:

         Under the leadership of our president and CEO, Ed McNerney, 1997 will be remembered in company annals as the year of a major breakthrough. Net income and earnings per share set records for any year in our history. Operational strategies we have pursued under our reconstituted management team yielded the positive results we anticipated. Total sales were also at near-record levels for the year, and the significant revenue gains achieved by several of our individual business units validated our decision in 1996 to focus on the growth and profitability of four distinct product lines.

         Net income for the year climbed to $1,696,148, or 43 cents per diluted share, approximately 240 times the net income of $7,077, or less than one cent per share, for 1996. Sales rose 26.4 percent, to $38.2 million from $30.2 million for the prior year.

         Much of this growth reflects the initial success of our commitment to create an organizational structure and business culture that stresses the participation of each individual in the pursuit of continuous improvement. Every EDAC employee has been empowered to be an agent of change in our quest for excellence, and we are institutionalizing Lean Manufacturing concepts that enable EDAC to produce products faster, less expensively, and more precisely.

         The culture is called Kaizen, and it is giving EDAC a competitive advantage with our customers, shareholders and employees. It is visible in every aspect of our operations, from the team centers on our shopfloors to the cross functional Kaizen blitz in which employees implement the ideas they have developed to improve productivity.

         During 1997, employees applying Kaizen's "lean thinking" concepts implemented changes that reduced set up times from 11 hours to one hour and from three hours to 13 minutes. Turnaround time for spindle repair work has been reduced from 8 to 12 weeks to 24 hours.

         We have also been reconfiguring our manufacturing space to accommodate a "pull system" that will allow goods to flow uninterrupted through the facility, from delivery of the raw materials to shipment of the finished product. This Kaizen-inspired system is nearing completion, and is already in place at two of our business units.

         Kaizen is only one of the changes that contributed to our success in 1997. In late 1996, under its new executive management, EDAC's four principal businesses were identified as Engineered Precision Spindles, Engineered Precision Components, Engineered Solutions and Precision Large Machining, and we are now able to measure the growth and profitability of product lines encompassed by those four business units.

         We are especially pleased with the results for the Large Machining and Precision Engineered Components business units, which increased revenues in 1997 by 99.7 percent and 31.5 percent respectively. Both of these units serve the aerospace industry.

         Sales for Large Machining rose to $6.5 million in 1997, from $3.3 million in 1996, and sales of Precision Engineered Components exceeded $20 million. Engineered Solutions, which serves the aerospace, consumer product and semiconductor markets, recorded sales of approximately $8 million in 1997, and is experiencing rapid growth.

         We are taking aggressive steps to update our three manufacturing facilities and maintain world class housekeeping practices. EDAC has invested more than $3 million in new, state-of-the-art production equipment, added capacity and reduced costs.

         One of the prime beneficiaries of our capital investments in 1997 is the restructured and reorganized Spindles business unit, which received $800,000 of new machinery, and a new 1,500 square-foot 10K clean room. We also recruited an experienced director of sales and marketing who is already generating new high-margin orders for spindles that are used in grinders, lathes and automated production lines.

         Quality manufacturing is critical to the long-term success of all our business units. Accordingly, EDAC is doing what is required to earn D1-9000 certification from Boeing Aircraft and ISO9001 quality certifications by the end of 1998. The ISO9001 certification will improve our access to international markets, which we look forward to entering for the first time.

         In the meantime, our existing markets are strong and growing. The outlook for the Aerospace market is particularly bright, and we are participating in new, long-term aerospace projects with life cycles out to the year 2027.

         EDAC entered 1998 with backlog of more than $45 million, improved productivity from our lean thinking concepts, updated equipment, additional capacity and promising new sources of business. During the fourth quarter of 1997, we added a number of non-aerospace customers including The Gillette Company, SVG

Lithography Systems, Inc. and Kamatics Corporation, who serve consumer, semiconductor and industrial bearings markets.

         We have also augmented our board with three new directors, Mr. Lee Morris, Mr. Arnold Sargis and Mr. Robert Gilchrist. Mr. Morris is chairman and chief executive officer of the Robert E. Morris Corp., a distributor of state of the art manufacturing machines and machine tools. Mr. Sargis is president of A.J. Sargis and Associates, a lean manufacturing consulting firm. Prior to that until 1995, Mr. Sargis was continuous improvement manager at Wiremold Corporation. Mr. Gilchrist brings to EDAC his extensive engineering, marketing and general management experience as an executive with Bendix, Kaman Corporation and Ensign-Bickford Industries. He is currently managing director of Horton International, Inc., an international management consulting and executive search firm headquartered in New York City.

         We believe EDAC is now positioned to move forward confidently in 1998 and beyond as we rationalize and expand our existing businesses, maximize the benefits of our lean thinking manufacturing concepts, penetrate new markets and pursue continual improvement of our quality, delivery and cost structure. We are committed to creating value for our shareholders, customers and employees, and it is our pledge to merit your support of EDAC.

                                                           Sincerely yours,

                                                        /s/John J. DiFrancesco
                                                        John J. DiFrancesco
                                                        Chairman of the Board

                                                        /s/Edward J. McNerney
                                                        Edward J. McNerney
                                                        President and CEO

             [GROS-ITE PRECISION ENGINEERED SPINDLES LETTERHEAD]



                          [PHOTO OF OVERALL FACTORY]

The Gros-ite Precision Engineered Business Unit designs, manufactures and repairs spindles with precision rolling element bearings for grinding, boring, milling and similar rotating devices for a wide variety of industrial applications. Our repair warranty and turnaround are among the best in the industry.

     One piece flow reaps enormous cost savings and huge quality increases. Setup time takes only minutes, not hours. Team center grouping of machines eliminates inventory backups and pinpoints defects almost instantly.

                             [PHOTO OF COMPUTER]

     Need a specialized spindle? We engineer our spindles to be job rated. Whenever possible, your specifications will be improved. Advanced software is utilized for the engineering analysis of spindle designs and applications.

                    [PICTURE OF WORKING BALANCING MACHINE]

     Gros-ite Precision Engineered Spindles dynamically balances all rotating components to the lowest balancing tolerances available anywhere.

                            [PHOTO OF CLEAN ROOM]

     Was contamination the cause of your last failure? We assemble all spindles in our class 10,000 Clean Room. Head-to-toe gear and extreme control of humidity, temperature and particulates assure an unsurpassed spindle lifecycle.

                            Collage of photographs

             [GROS-ITE PRECISION ENGINEERED SOLUTIONS LETTERHEAD]

With both full service design and manufacturing capabilities, the Engineered Solutions Division can deliver a competitively-priced, on-time project from concept to production. We design and build jigs and fixtures, gauges, tools and tool holders, material handling devices, and special machinery. Industries served include aerospace, jet engine overhaul and repair, medical, semiconductor, photographs and consumer products.

                       [PICTURE OF 3D COMPUTER DRAWING]

3D modeling of a complex gauge for inspecting a turbine engine airfoil. Customers rely on our advanced software, unparalleled skill and rigorous quality standards for producing their most demanding parts.

                   [PICTURE OF PERSON PRODUCING PROTOTYPE]

Using the state-of-the-art Alpha CNC controlled lathe to coring high nickel alloy into a precision prototype jet engine component. We handle the most difficult-to-machine materials on earth with ease and unrivaled precision.

                   [PICTURE OF PERSON OPERATING A MACHINE]

Building a part directly from the drawing. Kaizen: A shopfloor idea resulted in our unique procedure of having the same technician both estimate and process the job. Personal responsibility and quality soar.

                    [GROS-ITE LARGE MACHINING LETTERHEAD]


Serving all major aircraft engine manufacturers, the Large Turning Division produces low pressure turbine cases, hubs, rings and disks. We specialize in such difficult-to-machine alloys as waspalloy, hastalloy, inconnel, titanium, high nickel alloys, aluminum and stainless steels.

             [PHOTO OF OVERALL SHOT OF LARGE MACHINING DIVISION]

Other large machining operations are dirty, dark and disorganized. EDAC's is uniquely clean, spacious, highly organized, and brightly lit. All processes occur on this one shopfloor for unequaled cost-efficiency and quality control.

                         [PICTURE OF AEROSPACE PART]

Gauging a low pressure turbine case. Our probe equipped Summit unit measures diameter turning capacities up to 144". More important, every EDAC technician's push for continual improvement assures industry-leading quality.

                    [PICTURE OF EMPLOYEE NEXT TO TOOL BOX]

Kaizen: A shopfloor idea resulted in our Mobile Setup Unit, which contains everything for setting up measuring and documenting. Every EDAC machine has one. A 4-hour set-up now takes ten minutes!

                       [PICTURE OF COMPARISON TO SCALE]

Our hallmark is the manufacture of very large parts with exacting care. Documenting the serial number of a low pressure turbine. In background, a titanium case for a jet engine.

            [GROS-ITE PRECISION ENGINEERED COMPONENTS LETTERHEAD]



Many complex, zero tolerance components are built and assembled here for the aircraft jet engine and medical industries. Precision assembly services include assembly of jet engine sinc rings and medical devices, aircraft welding and riveting, post assembly machining and sutton barrel finishing.

CNC 4- and 5-axis equipment can machine components of 4" to 42" diameters working with today's most advanced alloys. A clean shopfloor is an attitude, part of our never-ending quest for excellence.

                   [PICTURE OF EMPLOYEE OPERATING MACHINE]

Kaizen: A shopfloor idea reduce a hole drilling operation from two steps to one using a countersink, dramatically cutting work time and cost. EDAC produces many precision jet engine components for every major aerospace company. Each part meets the industry's tightest tolerances, and all are customer-certified for delivery without the customer's need to verify quality.

                         [PICTURE OF PRECISION PARTS]

                        [PICTURE OF SCHEDULING BOARD]

All jobs are scheduled by computer control. Visual management is used throughout our operation, evident in our production control visual scheduling board. Our on-time performance is industry-leading. Nobody else even comes close.

                          [PICTURE OF TRAINING ROOM]

A Kaizen event: A problem is blitzed, including corrections so it doesn't keep coming back. When a suggestion is approved, it is instantly implemented. Kaizen training is continual and improvements happen FAST.

Marketing and Competition

    Edac has numerous competitors both in design and manufacturing.
Many of the independent firms with which Edac competes are smaller than Edac and do not provide the variety of high quality services that Edac provides. Edac also competes with its customers' in-house manufacturing and technical services capabilities. Edac believes that it is able to compete effectively with independent firms and customers' in-house capabilities because of its emphasis on customer service, its experience and its competitive pricing of its services.

         For the fiscal year ended December 31, 1997, approximately 68% of Edac's net sales were to United Technologies Corporation, 4% were to Zapata Technologies Inc. and 28% were to other industrial based customers.



MARKET INFORMATION

The Company's Common Stock trades on The Nasdaq Small Cap Market under the symbol: "EDAC".

High and low stock prices for the last two years were as follows:


                              1997                         1996
                              ----                         ----
                       High          Low            High           Low
                       ----          ---            ----           ---

     First Quarter   2  7/16       1  8/16        1  8/16          14/16
     Second Quarter  4  1/16       2  2/16        1 12/16        1  1/16
     Third Quarter   5  4/16       2 15/16        1 10/16        1
     Fourth Quarter  9  1/16       4 12/16        2  6/16          15/16


The approximate number of shareholders of record plus beneficial shareholders of the Company's Common Stock at March 3, 1998 was 1,180.

The Company has never paid cash dividends and does not anticipate making and cash dividends in the foreseeable future. The Company is prohibited from paying cash dividends by certain loan agreements with its bank (see Note C to the Company's consolidated financial statements included elsewhere in this report).

SELECTED FINANCIAL INFORMATION

The following selected financial information for each of the years in the five-year period ended December 31, 1997 have been derived from the financial statements of the Company as audited by Arthur Andersen, LLP, independent auditors, whose report with respect to fiscal 1997, 1996 and 1995 appears elsewhere herein. The following data are qualified by reference to and should be read in conjunction with the Financial Statements and Notes thereto and "Management's Discussion and Analysis of Financial Condition and Results of Operations."

                                                   Years Ended December 31,
                                          1997     1996       1995      1994      1993
                                       -------------------------------------------------
                                            (In thousands, except per share data)
SELECTED INCOME STATEMENT DATA
Sales                                  $38,229   $30,249   $24,564     $22,239   $29,331
Net income (loss)                        1,696         7    (1,083)         72       741
Net income (loss)
 per diluted share                         .43         0      (.30)        .02       .20

SELECTED BALANCE SHEET DATA

Current assets                         $15,196   $14,058   $14,215     $12,170   $12,179
Total assets                            23,850    19,917    20,352      16,326    16,634
Current liabilities                     10,695     9,402     9,166       5,323     5,669
Working capital                          4,501     4,656     5,049       6,847     6,510
Long-term obligations                    6,269     5,043     5,854       4,831     4,959
Shareholders' equity                     6,886     5,473     5,332       6,172     6,006


MANAGEMENT'S DISCUSSION AND ANALYSIS OF FINANCIAL CONDITION
AND RESULTS OF OPERATIONS


         1997 can best be summarized by one word--focus. We focused on four distinct business units. We focused on continuous improvement in every aspect of our organization. Lean thinking techniques, both on the floor and in the office, have resulted in tangible competitive advantages. These advantages have aided us in becoming the manufacturer of choice for our customers, employees and shareholders.

         Continuous improvement means just that. We will never be satisfied with where we are. In the years to come, we will strive to raise the benchmark. The aerospace market remains strong. The Company is forecasting robust sales, record earnings and the addition of significant non-aerospace business for 1998.


RESULTS OF OPERATIONS

The following discussion should be read in conjunction with the Consolidated Financial Statements of the Company and related notes thereto.

Revenues from the Company's principal markets are as follows:

         In Thousands of Dollars                     1997              1996             1995
         -----------------------                     ----              ----             ----
         Aerospace customers.................       $28,758          $20,284           $17,376
         Other...............................         9,471            9,965             7,188



         Net sales increased $7,980,000 or 26.4% in 1997 from 1996. Aerospace sales increased $8,474,000 or 41.8% from 1996 representing stronger sales to the company's principal aerospace customer and substantial gains in other aerospace customers. Sales to other markets declined slightly, but are expected to increase significantly in 1998. During 1997, the Company's principal aerospace customer continued to reduce its vendor base as it has in prior years. During this vendor base realignment, the Company has improved its performance and is currently viewed as a leader by this customer.

         Net sales increased $5,685,000 or 23% in 1996 from 1995. The increase represents stronger sales to the Company's principal aerospace customer and increasing sales in the larger machining area.

         Cost of sales as a percentage of sales decreased in 1997 to 84.5% from 88% in 1996. In 1997 the Company embraced lean manufacturing concepts. These concepts, coupled with higher sales levels to cover fixed manufacturing costs, resulted in lower cost of sales in a competitive environment.

         Cost of sales as a percentage of sales decreased in 1996 to 88% from 92% in 1995. This was due to unusually high occupational and training costs in 1995, as well as the benefit of higher sales levels to cover fixed manufacturing costs in 1996.

         Selling, general and administrative expenses were $3,540,000 in 1997, representing an increase of $644,000 or 22% from the 1996 level of $2,896,000. As a percentage of sales, selling, general and administrative costs were 9.3% of sales in 1997 and 9.6% of sales in 1996. The increase in these expenses was largely due to increased management bonuses based on the achievement of pre-established performance levels.

         In 1996, selling, general and administrative expenses were $2,896,000, representing an increase of $479,000 or 20% from the 1995 level of $2,417,000. As a percentage of sales, selling, general and administrative costs were 9.6% of sales in 1996 and 9.8% of sales in 1995. This increase was a result of one-time charges in the fourth quarter for the restructuring of management, including severance costs for previous managers and search fees for new executives.

         Interest expense for 1997 decreased 4% from $797,000 in 1996 to $765,000. This decrease was due to the Company's bank decreasing its lending rate to the Company by 1%, partially offset by the Company's increased borrowings from the bank.

         Interest expense for 1996 increased 29% from $618,000 in 1995 to 797,000. This increase was due to the Company's bank increasing its lending rate to the Company by 1%.

         Other income for 1997 and 1996 was $81,000 and $51,000, respectively. These amounts consist primarily of a gain on an investment. Other income for 1995 was $45,000, consisting primarily of insurance proceeds received.


LIQUIDITY AND CAPITAL RESOURCES

         The Company has met its working capital needs through funds generated from operations and bank financing. The Company assesses its liquidity in terms of its ability to generate cash to fund its operating and investing activities. Of particular importance to the Company's liquidity are cash flows generated from operating activities, capital expenditure levels and available bank lines of credit.

         The following is selected cash flow data from the Statements of Cash
Flows:


         In Thousands of Dollars                     1997              1996             1995
         -----------------------                     ----              ----             ----
         Net cash flow from
           operating activities.........            $ 1,677           $ 1,765         $ (1,336)
         Net cash flow from
           investing activities.........             (3,642)             (533)          (2,918)
         Net cash flow from
           financing activities.........              1,908            (1,195)           4,326


         Net cash flow from operating activities in 1997 results primarily from cash generated from operations and reductions in prepaid expenses, offset partially by higher levels of accounts receivable and inventories. Net cash flow from operating activities in 1996 and 1995 primarily reflect net income (loss) and non-cash charges against income. Net cash flow from investing activities for 1997 consists of capital expenditures necessary to add capacity and to increase productivity. Net cash flow from investing activities for 1995 reflect the Company's investment in new building construction and the purchase of machinery and equipment.


The following is selected capitalization data from the Balance Sheets:

         In Thousands of Dollars                                        12/31/97           12/31/96            12/31/95
         -----------------------                                        --------           --------            --------
         Revolving and equipment
           line of credit.....................................           $ 4,107            $ 3,795             $ 4,651
         Current portion
           long-term debt.....................................             1,019                402                 387
         Long-term debt.......................................             5,369              4,510               4,919
         Shareholders' equity.................................             6,886              5,473               5,332
         Debt to total
           capitalization.....................................               60%                61%                 65%
         Unused revolving line
           of credit..........................................             3,577              3,013               1,275


         The Company has a revolving line of credit with its bank which provides for borrowings of up to $9,000,000 limited by a formula based on percentages of the Company's receivable and inventory. At December 31, 1997, the Company had $4,107,482 outstanding and availability of approximately $3,577,000 under the line. The credit agreement, as amended on March 27, 1997, matures on March 31, 2000. Included in the amended agreement is a decrease in interest rates (see Note C).

         Management believes that the funds generated from operations, as well as funds available from existing financing agreements, will be sufficient to meet the Company's cash flow needs throughout 1998.

                    REPORT OF INDEPENDENT PUBLIC ACCOUNTANTS



To the Shareholders and Board of Directors of Edac Technologies Corporation:



We have audited the accompanying consolidated balance sheets of Edac Technologies Corporation (a Wisconsin corporation) and subsidiaries as of December 31, 1997 and 1996, and the related consolidated statements of operations, changes in shareholders' equity and cash flows for each of the three years in the period ended December 31, 1997. These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these financial statements based on our audits.

We conducted our audits in accordance with generally accepted auditing standards. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provides a reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly, in all material respects, the financial position of Edac Technologies Corporation and subsidiaries as of December 31, 1997 and 1996, and the results of their operations and their cash flows for each of the three years in the period ended December 31, 1997 in conformity with generally accepted accounting principles.


                                                      /s/Arthur Andersen LLP
Hartford, Connecticut
February 13, 1998

CONSOLIDATED STATEMENTS OF OPERATIONS
EDAC TECHNOLOGIES CORPORATION

                                                YEARS ENDED DECEMBER 31,
                                        ---------------------------------------
                                            1997          1996          1995
                                            ----          ----          ----
Sales:
   Products                             $35,384,389   $28,287,147   $23,366,278
   Services                               2,845,000     1,961,938     1,197,656
                                        -----------   -----------   -----------
                                         38,229,389    30,249,085    24,563,934

Cost of Sales                            32,287,962    26,600,688    22,656,651
                                        -----------   -----------   -----------
   Gross Profit                           5,941,427     3,648,399     1,907,283

Selling, General and Administrative
   Expenses                               3,540,278     2,896,007     2,417,136
                                        -----------   -----------   -----------
   INCOME (LOSS) FROM OPERATIONS          2,401,149       752,392      (509,853)

Non-Operating Income (Expense):
   Interest expense                        (765,200)     (796,742)     (618,156)
   Other                                     81,199        51,427        44,790
                                        -----------   -----------   -----------
   INCOME (LOSS) BEFORE INCOME TAXES      1,717,148         7,077    (1,083,219)

Provision for Income Taxes                   21,000        -              -
                                        -----------   -----------   -----------
   NET INCOME (LOSS)                    $ 1,696,148   $     7,077   $(1,083,219)
                                        ===========   ===========   ===========

Basic Earnings (Loss) Per Common
   Share (note A)                              $.45          $.00         $(.30)

Diluted Earnings (Loss) Per Common
   Share (note A)                              $.43          $.00         $(.30)



The accompanying notes are an integral part of these consolidated statements.

CONSOLIDATED BALANCE SHEETS
EDAC TECHNOLOGIES CORPORATION

                                                                      ------------------------------
                                                                                 December 31,
                                                                      ------------------------------
                                                                           1997               1996
                                                                      -------------       ----------
ASSETS

CURRENT ASSETS:

  Cash                                                                $   137,620         $   195,382
  Trade accounts receivable (net of allowance for
    doubtful accounts of $125,000 in 1997 and $116,087
    in 1996)                                                            3,903,329           3,407,924
  Inventories                                                          10,186,211           9,562,958
  Prepaid expenses and other current assets                                44,138             351,109
  Deferred income taxes                                                   924,469             540,877
                                                                      -----------         -----------
          Total Current Assets                                         15,195,767          14,058,250
                                                                      -----------         -----------


PROPERTY, PLANT AND EQUIPMENT, at cost:
  Land                                                                    394,821             394,821
  Buildings                                                             4,288,060           3,690,582
  Machinery and equipment                                              10,546,404           8,958,059
                                                                      -----------         -----------
                                                                       15,229,285          13,043,442
  Less-accumulated depreciation                                         7,644,959           7,570,308
                                                                      -----------         -----------
                                                                        7,584,326           5,473,134
                                                                      -----------         -----------


OTHER ASSETS                                                            1,069,483             386,325
                                                                      -----------         -----------

TOTAL ASSETS                                                          $23,849,576         $19,917,709
                                                                      ===========         ===========





The accompanying notes are an integral part of these consolidated financial statements.

EDAC TECHNOLOGIES CORPORATION

                                                     -------------------------
                                                             December 31,
                                                     -------------------------
                                                        1997           1996
                                                     -----------    ----------
LIABILITIES AND SHAREHOLDERS' EQUITY

CURRENT LIABILITIES:

  Revolving and equipment lines of credit            $ 4,107,482   $ 3,794,571

  Current portion of long-term debt                    1,018,928       402,267

  Trade accounts payable                               3,342,721     3,616,599

  Employee compensation and amounts
    withheld                                           1,380,272       737,827

  Accrued expenses                                       845,528       850,532
                                                     -----------   -----------
          Total Current Liabilities                   10,694,931     9,401,796
                                                     -----------   -----------

LONG-TERM DEBT, less current portion                   5,368,882     4,509,991
                                                     -----------   -----------

OTHER LIABILITIES                                          9,000        12,000
                                                     -----------   -----------

DEFERRED INCOME TAXES                                    891,000       521,000
                                                     -----------   -----------

COMMITMENTS AND CONTINGENCIES (NOTE G)


SHAREHOLDERS' EQUITY:

  Common stock, par value $.0025 per
    share; 10,000,000 shares authorized;
    issued and outstanding--3,834,550
    in 1997 and 3,753,875 in 1996                          9,586         9,385

  Additional paid-in capital                           8,768,504     8,649,340

  Accumulated deficit                                 (1,295,210)   (2,991,358)
                                                     -----------   -----------
                                                       7,482,880     5,667,367

  Less deferred ESOP compensation
    expense                                             (116,667)     (194,445)

  Less unfunded accrued pension costs                   (480,450)          -
                                                     -----------   -----------
            Total Shareholders' Equity                 6,885,763     5,472,922
                                                     -----------   -----------
TOTAL LIABILITIES & SHAREHOLDERS' EQUITY             $23,849,576   $19,917,709
                                                     ===========   ===========


The accompanying notes are an integral part of these consolidated financial statements.

CONSOLIDATED STATEMENTS OF CASH FLOWS
EDAC TECHNOLOGIES CORPORATION



                                                                         YEARS ENDED DECEMBER 31,
                                                                 -----------------------------------------
                                                                    1997           1996           1995
                                                                 ----------     ----------     -----------
Operating Activities:
     Net income (loss)                                           $1,696,148     $    7,077     $(1,083,219)
     Adjustments to reconcile net income (loss)
       to net cash provided by (used in)
       operating activities:
       Deferred income taxes                                        (13,592)       (19,877)        (39,000)
       Amortization of deferred ESOP
        compensation expense                                         77,778         77,777          77,777
       Depreciation and amortization                                835,963        796,795         969,223
       Loss (gain) on sale of property
         and equipment                                               12,145         13,892         (32,780)
     Changes in operating assets and
       liabilities:
       Trade accounts receivable                                   (495,405)    (1,757,084)       (163,690)
       Refundable income taxes                                           --        106,000        (106,000)
       Inventories                                                 (623,253)     1,717,079      (1,456,388)
       Prepaid expenses and other
         current assets                                             306,971       (247,912)           (880)
       Trade accounts payable                                      (273,878)       886,343         646,555
       Other current liabilities                                    156,991        190,983         131,373
       Other liabilities                                             (3,000)        (6,000)       (278,840)
                                                                 ----------     ----------     -----------
       Net cash provided by (used in)
         operating activities                                     1,676,868      1,765,073      (1,335,869)
                                                                 ----------     ----------     -----------

Investing Activities:
     Additions to property, plant and
       equipment                                                 (3,057,652)      (498,471)     (3,241,937)
     Proceeds from sales of property,
       plant and equipment                                          108,016        104,650         196,655
     (Increase) decrease in other assets                           (692,822)      (139,346)        127,285
                                                                 ----------     ----------     -----------
          Net cash used in
            investing activities                                 $(3,642,458)   $ (533,167)    $(2,917,997)
                                                                 -----------    ----------     -----------



The accompanying notes are an integral part of these consolidated financial statements.

EDAC TECHNOLOGIES CORPORATION


                                     --------------------------------------
                                            YEARS ENDED DECEMBER 31,
                                     --------------------------------------
                                        1997          1996          1995
                                     ----------   -----------    ----------
Financing Activities:
  Increase (decrease) in revolving
    line of credit, net              $  312,911   $  (856,913)   $3,056,117
  Payments of long-term debt           (548,342)     (394,127)     (247,499)
  Issuance of long-term debt          2,023,894            --     1,484,440
  Proceeds from exercise of options
    for common stock, including
    related income tax benefit          119,365        56,439        32,625
                                     ----------   -----------    ----------

  Net cash provided by (used in)
    financing activities              1,907,828    (1,194,601)    4,325,683
                                     ----------   -----------    ----------

(Decrease) increase in cash             (57,762)       37,305        71,817
Cash at beginning of year               195,382       158,077        86,260
                                     ----------   -----------    ----------
Cash at end of year                  $  137,620   $   195,382    $  158,077
                                     ==========   ===========    ==========
Supplemental Disclosure of
  Cash Flow Information:
    Interest Paid                    $  759,907   $   796,637    $  594,488
    Income taxes paid                    33,659        27,000       139,000


The accompanying notes are an integral part of these financial statements.

CONSOLIDATED STATEMENTS OF CHANGES IN SHAREHOLDERS' EQUITY
EDAC TECHNOLOGIES CORPORATION


                                    Common Stock       Additional
                                 -------------------    Paid-in     Accumulated
                                  Shares     Amount     Capital       Deficit
                                 ---------  --------   ----------   ------------

Balances at January 1, 1995      3,595,539   $8,989    $8,560,672   $(1,915,216)

Exercise of stock options,
  including related income
  tax benefit                       58,001      145        32,480            --

Net loss                                --       --            --    (1,083,219)
                                 ---------   ------    ----------   -----------

Balances at December 31, 1995    3,653,540    9,134     8,593,152    (2,998,435)

Exercise of stock options,
  including related income
  tax benefit                      100,335      251        56,188            --

Net income                              --       --            --         7,077
                                 ---------   ------    ----------   -----------
Balances at December 31, 1996    3,753,875    9,385     8,649,340    (2,991,358)

Exercise of stock options,
  including related income
  tax benefit                       80,675      201       119,164            --

Net income                              --       --            --     1,696,148
                                 ---------   ------    ----------   -----------
Balances at December 31, 1997    3,834,550   $9,586    $8,768,504   $(1,295,210)
                                 =========   ======    ==========   ===========


The accompanying notes are an integral part of these consolidated financial statements.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

EDAC TECHNOLOGIES CORPORATION

DECEMBER 31, 1997


NOTE A -- ORGANIZATION, BUSINESS AND SIGNIFICANT ACCOUNTING POLICIES

ORGANIZATION AND BUSINESS

Until May 12, 1989, Edac Technologies Corporation (the Company) was a subsidiary of Cade Industries, Inc. (Cade) which owned approximately 57% of the Company's outstanding Common Stock. Effective May 12, 1989, Cade sold its investment in the Company's Common Stock to a partnership comprised of certain members of the Company's management and the Edac Technologies Corporation Employee Stock Ownership Plan (ESOP). The ESOP owns 22.4% of the Company's outstanding Common Stock as of December 31, 1997. In January 1997, the Company's Common Stock held by the partnership was distributed to the individual partners and the partnership was liquidated.

The Company and its subsidiaries design and manufacture tools, fixtures, special machines, jet engine components and spindles. Although the Company and its subsidiaries offer both design and manufacturing services to a number of different industries, the design and manufacturing are interrelated and have essentially the same capabilities and, in the opinion of management, the Company operates in one business segment.


SIGNIFICANT ACCOUNTING POLICIES

Principles of Consolidation: The consolidated financial statements include the accounts of the Company and its subsidiaries, Gros-Ite Industries, Inc. and Natural Cool, Ltd. Intercompany transactions have been eliminated from the consolidated financial statements.

Inventories: Inventories are stated at the lower of cost (first-in, first-out method) or market. As of December 31, 1997 and 1996, inventories consisted of the following:

                                      1997                  1996
                                      ----                  ----
         Raw materials           $  2,031,633           $ 1,060,015
         Work-in-progress           5,633,398             5,996,196
         Finished goods             2,521,180             2,506,747
                                 ------------           -----------
           Total inventories     $ 10,186,211           $ 9,562,958
                                 ============           ===========

Property, Plant and Equipment: Property, plant and equipment are stated at cost. Provisions for depreciation and amortization are computed using the straight-line method over 3 to 12 years for machinery and equipment and 25 years for buildings for financial reporting purposes. For income tax reporting purposes, straight-line and accelerated methods are used. In March 1995, the Financial Accounting Standards Board issued Statement of Financial Accounting Standards No. 121, "Accounting for the Impairment of Long-Lived Assets and Long-Lived Assets to be Disposed of" (SFAS 121). SFAS 121 requires a company to review long-lived assets for impairment whenever events or changes in circumstances indicate that the carrying amount of an asset may not be recoverable. The Company adopted the standard on January 1, 1996. The adoption of this standard did not have a material impact on the Company's results of operations or financial position.

Other Assets: Included in other assets are deposits on machinery and equipment and a 49% investment in and advances to Pegos Machine Corporation.


Earnings Per Share: In February 1997, the Financial Accounting Standards Board adopted a new standard on accounting for earnings per share (EPS). This new standard replaced the presentation of primary EPS with a presentation of basic EPS and changed the fully diluted terminology to diluted. It also requires dual presentation of basic and diluted EPS on the face on the income statement. The standard became effective for the Company at December 15, 1997 and required restatement of prior years' EPS.

Basic earnings per common share are based on the average number of common shares outstanding during the year. Diluted earnings per common share assumes, in addition to the above, a dilutive effect of common share equivalents during the year. Common share equivalents represent dilutive stock options using the treasury method. The number of shares used in the earnings per common share computation for 1997, 1996 and 1995 were as follows:


                                                1997         1996          1995
                                                ----         ----          ----
Basic
  Average common shares outstanding .....    3,806,015    3,694,568    3,628,151

Diluted .................................      174,118      105,623         --
                                             ---------    ---------    ---------
  Stock options
  Average shares diluted ................    3,980,133    3,800,191    3,628,151


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

New Accounting Standard: During 1997, the Financial Accounting Standards Board issued SFAS No.130, "Reporting Comprehensive Income". This statement establishes standards for separately reporting comprehensive income and its components (revenues, expenses, gains and losses) in a full set of general purpose financial statements. Components of comprehensive income represent changes in equity resulting from transactions and other events and circumstances from nonowner sources. This statement is effective for fiscal years beginning after December 15, 1997, and reclassification of financial statements for earlier periods provided for comparative purposes is required. The Company plans to adopt the new standard effective January 1, 1998.


NOTE B -- COMMON STOCK AND STOCK OPTIONS

On December 5, 1991, the Board of Directors adopted the 1991 Stock Option Plan (the Plan). The Plan is non-qualified and provides for the granting of up to 325,000 options to purchase shares of the Company's Common Stock. The option price is the fair market value of the shares on the date of the grant. Options may be exercised at the rate of 33 1/3% six months after the grant date, another 33 1/3% one year after the grant date and the remaining 33 1/3% two years after the grant date. The maximum term of options granted is five years. Options may be granted under the Plan through December 5, 2001. During 1991, 1995 and 1996, options to purchase 282,000 shares at $.5625 per share, 30,000 shares at $1.25 per share and 13,000 shares at $1.38 per share respectively, of the Company's Common Stock were granted under the Plan. During 1997, options to purchase 6,668 shares at $6.50 per share were granted from previously granted but forfeited options under the Plan.

On January 1, 1994, the Board of Directors adopted a stock option plan for the purpose of granting 100,000 shares to an officer. On January 1, 1994, options to purchase 100,000 shares were granted to an officer at an exercise price of $.5625 per share. During 1997, 75,000 options from this grant were exercised and at December 31, 1997, the remaining 25,000 options are exercisable.

On November 19, 1996, the Board of Directors adopted the 1996 Stock Option Plan, (the 1996 Plan). The 1996 Plan is nonqualified and provides for granting of up to 300,000 options to purchase shares of Common Stock of the Company. The term of the options and vesting requirements shall be for such period as the Stock Option Committee designates. Options to purchase 100,000 shares at $1.00 per share were granted in 1996 and 5,000 shares at $1.813 per share, 75,000 shares at $2.25 per share and 90,332 shares at $6.50 per share were granted under the 1996 Plan during 1997.

In October 1995, the Financial Accounting Standards Board issued Statement of Financial Accounting Standards, SFAS No. 123 which requires the measurement of the fair value of stock options or warrants to be included in the statement of operations or disclosed in the notes to financial statements. The Company has determined that it will continue to account for stock-based compensation for employees under Accounting Principles Board Opinion No. 25 and elect the disclosure-only alternative under SFAS No. 123. The Company has computed the pro forma disclosures required under SFAS No. 123 for options granted in 1995, 1996 and 1997 using the Black-Scholes option pricing model prescribed by SFAS No 123. The weighted average assumptions used are as follows:

                                                          1995                  1996                  1997
                                                          ----                  ----                  ----
Risk free interest rate                                  5.95%                 6.04%        5.16% to 5.65%
Expected dividend yield                                   None                  None                  None
Expected lives                                         3 years               3 years               3 years
Expected volatility                                     100.8%                100.8%                   86%

Had compensation cost for the Company's stock option plans been determined based on the fair value at the grant dates of awards under these plans consistent with the method of SFAS No. 123, the Company's net income (loss) applicable to common shareholders would have been adjusted to reflect the following pro forma amounts:


                                                        1995                   1996                1997
                                                        ----                   ----                ----
Income (loss) applicable to common shareholders:
         As reported                              $(1,083,219)                $7,077            $1,696,148
         Pro forma                                 (1,092,328)                (6,001)            1,557,680

Pro forma net income (loss) per common share:
   Basic earnings (loss) per share:
         As reported                                    $(.30)                  $.00                  $.45
         Pro forma                                       (.30)                   .00                   .41

    Diluted earnings (loss) per share:
         As reported                                    $(.30)                  $.00                  $.43
         Pro forma                                       (.30)                   .00                   .39

Because the SFAS No. 123 method of accounting has not been applied to options granted prior to January 1, 1995, the resulting pro forma compensation cost may not be representative of that to be expected in future years.

A summary of the status of the Company's stock option plans as of December 31, 1995, 1996, and 1997, and changes during the years then ended is presented below:

                                              1995                            1996                             1997
                                --------------------------------- ------------------------------ ----------------------------------
                                                  Weighted-Average              Weighted-Average                    Weighted-Average
Fixed Options                        Shares       Exercise          Shares      Exercise              Shares        Exercise
-------------                                        Price                         Price                               Price
                                ----------------- --------------- ------------  ---------------- ------------------ ----------------
Outstanding at beginning              261,670         $.5625          230,335       $.6520                243,000       $.8712
  of year
Granted                                30,000          1.250          113,000        1.043                177,000       4.5668
Exercised                            (58,001)          .5625        (100,335)        .5625               (80,675)        .6119
Forfeited                             (3,334)          .5625               -             -                     -             -
                                     ---------                      ---------                           --------
Outstanding at end of year            230,335          .6250          243,000        .8712               339,325        2.9064
                                     =========                      =========                           ========

Options exercisable at                160,335          .6054           95,000        .7072                182,325       1.5364
  year-end
Weighted-average fair
  value of options granted
  during the year                        $.81                            $.68                               $1.08



      The following table summarizes information about stock options outstanding at December 31, 1997:


                                         Options Outstanding                                Options Exercisable
                          ---------------------------------------------------      --------------------------------------
                             Number      Weighted-Average                             Number             Weighted-
                           Outstanding      Remaining      Weighted-Average        Exercisable            Average
    Exercise Prices            at           Contractual         Exercise                at               Exercise
                            12/31/97          Life               Price               12/31/97              Price
------------------------- -------------- ----------------  ------------------      -------------    --------------------
         $.5625                25,000       2 years            $.5625                   25,000           $.5625
          1.000               100,000         3.9               1.000                   40,000            1.000
          1.250                25,000         2.5               1.250                   25,000            1.250
          1.380                12,325         3.5               1.380                   12,325            1.380
          1.813                 5,000         4.2               1.813                    5,000            1.813
          2.250                75,000         4.4               2.250                   75,000            2.250
          6.500                97,000         4.9               6.500                        0            6.500
                              -------                                                 --------
     $.5625 to 6.50           339,325         4.0                2.86                  182,325           1.5364
                              =======                                                 ========


NOTE C -- NOTES PAYABLE AND LONG-TERM DEBT

Long-term debt consisted of the following:

                                                                                                 December 31
                                                                                         --------------------------
                                                                                             1997            1996
                                                                                         -------------  -----------
Note payable to bank in 60 monthly installments of $37,516, including interest at 7.65% (except for the period from April 10, 1996 through March 31, 1997
  when the rate was 8.65%) with the remaining balance due on March 31, 2002.             $3,175,985      $3,371,554

Note payable to bank in 56 monthly principal installments of $5,556 commencing December 1, 1995 with a balloon payment of
  $688,864 due on August 1, 2000.  Interest is due monthly at
  8.68% to May 4, 1999, then reverts to the bank's base rate.                               866,666         933,333

Equipment line of credit with bank convertible into a promissory note payable in
 60 monthly principal installments of $18,800 commencing April 1, 1998. Interest
 at the bank's base rate is due monthly to March 31, 1999 then rate fixes at 9.23%.       1,127,973               -

Equipment note payable to bank in 60 monthly principal installments of $9,020 commencing May 1, 1997. Interest is due monthly at 8.64% to May 4, 1999, then
 reverts to bank's base rate.                                                               468,993               -

Note payable to bank by Edac Technologies
  Corporation Employee Stock Ownership Plan
  (guaranteed by the Company).  Principal is
  due in 108 monthly installments of $6,481
  commencing July 1, 1990.  Interest at 95%
  of the bank's base rate is due monthly.                                                   116,667         194,445

Installment equipment note payable in quarterly
  installments of $12,500 and monthly installments
  based on 50% of the Company's profit, as defined,
  on jobs performed by the equipment, commencing
  November 28, 1995 and due March 31, 1998.
  Interest imputed at 9%.  Note collateralized by
  the equipment.                                                                            302,995         412,926

Installment equipment note payable in quarterly installments of $28,750 and monthly installments based on 50% of the Company's profit, as defined, on jobs performed by the equipment, commencing December 28, 1997 and due July 31,
  2000. Interest imputed at 8.5%. Note collateralized by
  the equipment.                                                                            328,531               -
                                                                                         ----------      ----------
                                                                                          6,387,810       4,912,258

Less current portion of long-term debt                                                    1,018,928         402,267
                                                                                         ----------      ----------
                                                                                         $5,368,882      $4,509,991
                                                                                         ==========      ==========




The Company also has a Revolving Loan and Security Agreement (The Agreement) which provides for a revolving line of credit with a borrowing base limited to an amount which is the lesser of $9,000,000 or an amount determined by a formula based on percentages of the Company's receivables and inventory. As of December 31, 1997, the revolving line of credit had a balance of $4,107,482 and requires interest at the rate of 7.84% to January 6, 1998 on the first $2,000,000 and the bank's base rate of interest (8.5% at December 31, 1997), for the remainder. The unused availability on the line at December 31, 1997 was $3,576,704.

Effective March 27, 1997 the Agreement was amended extending the maturity on the revolver from March 31, 1997 to March 31, 2000. The amended Agreement also added an additional equipment line of credit for $3,000,000. The Company can take advances on the line through March 31, 1998 (balance at December 31, 1997, $1,127,973) during which period the Company will only be required to pay interest at the bank's base rate. Commencing April 1, 1998, the Company will be required to make principal payments based on a five year amortization schedule with interest at the bank's base rate. The equipment line of credit terminates March 31, 2003 when all outstanding principal and unpaid interest will be due.

To secure all obligations of the Company under the Agreement, the bank has a first priority security interest in the Company's accounts receivable, inventories, equipment, real estate and other assets. The Agreement requires, among other things, no material adverse changes in the financial condition of the Company and the maintenance of certain financial ratios including debt to net worth and debt service. All borrowings under the revolving line of credit are also at the discretion of the bank. The Agreement also prohibits payment of dividends, issuance, redemption or sale of common stock and creation of certain other encumbrances and contingent liabilities without the consent of the bank. The Company was in compliance with all loan covenants at December 31, 1997.

Aggregate annual maturities of long-term debt for the five year period subsequent to December 31, 1997 are as follows: 1998--$1,018,928;
1999--$760,275; 2000--$1,466,336; 2001--$600,230; 2002--$2,485,643; 2003 and
thereafter--$56,398.


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

The following table sets forth the plan's funded status and amounts recognized in the Company's financial statements:


                                                              December 31
                                                    ----------------------------
                                                        1997             1996
                                                    -----------      -----------
Actuarial present value of
  benefit obligations:
  Accumulated benefit obligation,
       including vested benefits of
       $4,872,323 and $4,404,094
       in 1997 and 1996, respectively .........     $ 4,972,526      $ 4,522,537
                                                    ===========      ===========

Projected benefit obligation ..................     $ 4,972,526      $ 4,522,537

Plan assets at fair value .....................       4,827,200        4,640,050
                                                    -----------      -----------

Plan assets in excess of projected
  benefit obligation ..........................        (145,326)         117,513

Unrecognized net loss .........................         480,450          202,678

Less unfunded accrued pension costs ...........        (480,450)            --
                                                    -----------      -----------

(Accrued) prepaid pension cost ................     $  (145,326)     $   320,191
                                                    ===========      ===========




                                                                                  Years Ended December 31
                                                              -------------------------------------------------------
                                                                       1997             1996              1995
                                                              -------------------------------------------------------
Net pension cost included the following components:

Interest cost on projected
  benefit obligation.................................            $    338,301       $  324,639       $  319,122

Actual return on plan assets.........................                (413,883)        (289,856)        (512,481)

Net amortization and deferral........................                 118,919            3,434           228,315
                                                                 ------------       ----------       -----------

                                                                 $     43,337       $   38,217       $   34,956
                                                                 ============       ==========       ==========


The weighted-average discount rate used in determining the actuarial present value of the projected benefit obligation was 7% for 1997 and 7.5% for 1996 and 1995. The expected long-term rate of return on plan assets was 7%.

In July 1991, the Company established a 401(k) defined contribution plan. The Company matches 20% of employee contributions up to 10% of compensation (10% prior to November 1, 1995 and 20% for the period November 1, 1995 to December 31, 1996 of employee contributions up to 4% of compensation). Employer contributions and expenses related to this plan were $72,991, $52,690, and $24,596, in 1997, 1996 and 1995, respectively.


NOTE E -- EMPLOYEE STOCK OWNERSHIP PLAN

Effective May 4, 1989, the Company established the Edac Technologies Corporation Employee Stock Ownership Plan (the ESOP). Employees of the Company are eligible to participate in the ESOP beginning six months following their hire date. The Company makes annual contributions to the ESOP equal to the ESOP's debt service. The ESOP shares initially were pledged as collateral for its debt. As the debt is repaid, shares are released from collateral based on the proportion of debt service paid in the year, and allocated to active employees. The debt of the ESOP is recorded as debt of the Company and the shares pledged as collateral are reported as unearned ESOP compensation expense in the consolidated balance sheets. As shares are released from collateral, the Company reports compensation expense. ESOP compensation expense was $77,778, $77,777 and $77,777 for the years ended December 31, 1997, 1996 and 1995, respectively. Interest expense incurred on the debt was $12,356, $18,381, and $26,174, for the years ended December 31, 1997, 1996 and 1995, respectively. The ESOP shares as of December 31, 1997 and 1996 were as follows:



                                                             1997           1996
                                                             ----           ----
                  Allocated shares                         585,906         575,505
                  Shares released
                      for allocation                       109,586         109,586
                  Unreleased shares                        164,376         273,962
                                                           -------         -------
                  Total ESOP shares                        859,868         959,053
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

Income tax expense (benefit) included in the financial statements are as follows (in 000's):



                                                   1997              1996                 1995
                                                -----------       ------------          ----------
     Current                                   $        34       $         20          $       39
     Deferred                                          (13)               (20)                (39)
                                               -----------       ------------          ----------
                                               $        21       $         --          $       --
                                               ===========       ============          ==========

The effective tax rate on income (loss) before income taxes is different from the prevailing Federal and state income tax rate as follows (in 000's):


                                                             Years Ended December 31,
                                                   -------------------------------------------
                                                   1997              1996                 1995
                                                   ----              ----                 -----
Income (loss) before income taxes                  $     1,717   $         7           $   (1,083)
                                                   -----------   -----------           ----------

Income tax at Federal statutory rate               $       584   $         2           $     (368)

State income taxes-net of Federal benefit                  119             1                  (80)

Meals, entertainment and other                             (76)          (11)                  68

Change in valuation allowance on
  deferred income tax assets                              (606)            8                  380
                                                   -----------   -----------           ----------
                                                   $        21   $        --           $       --
                                                   ===========   ===========           ==========

During 1995 the Company provided a valuation allowance to reserve against deferred tax assets for which it was considered possible that a benefit would not be realized. During 1997 the valuation allowance was reversed to the extent that previously recorded deferred tax assets were realized.

The tax effect of temporary differences giving rise to the Company's deferred tax asset and liability at December 31, 1997 and 1996 are as follows (in 000's):


                                                                              1997               1996
                                                                              ----               ----
Deferred tax liabilities:
     Property, plant and equipment                                        $    915          $     872
     Capital leases                                                             58                 58
     Other                                                                     204                202
                                                                          --------          ---------
                                                                             1,177              1,132
                                                                          --------          ---------

Deferred tax assets:
     Allowance for uncollectible
       accounts receivable                                                      52                 48
     Employee compensation and amounts withheld                                150                145
     Accrued expenses                                                          103                 83
     Unicap and inventory reserves                                             191                528
     Tax effect of net operating loss carryforwards (state and federal)        542                765
     Alternative minimum tax credit carryforwards                              273                285
      Other                                                                     13                 18
     Valuation allowance                                                      (114)              (720)
                                                                          --------          ---------
                                                                          $  1,210              1,152
                                                                          --------          ---------
Net deferred tax asset                                                    $     33          $      20
                                                                          ========          =========
     Reflected in balance sheet as:
         Net current deferred tax asset                                   $    924          $     541
         Net long-term deferred tax liability                                  891                521
                                                                          --------            -------
                                                                          $     33          $      20
                                                                          ========          =========

Due to the change in ownership during 1989 (see Note A), provisions of the Internal Revenue Code restrict the utilization of net operating loss carryforwards (NOLs) attributed to the period prior to the change in ownership. As of December 31, 1997 and 1996, the Company has pre-change NOLs of approximately $795,500 and $977,000, respectively, available to offset future federal taxable income of which the Company is limited to annual utilization of approximately $181,000. These NOLs expire in the year 2003. The Company also has post-change NOL's totaling approximately $732,000 which will expire in 2011 for federal tax purposes. In addition, the Company has state NOLs of approximately $221,000 and $756,000 as of December 31, 1997 and 1996, respectively. The Company has alternative minimum tax credits of approximately $273,000 which carry forward indefinitely for Federal income tax purposes. These credits can be used in the future to the extent that the Company's regular tax liability exceeds amounts calculated under the alternative minimum tax method.


NOTE G -- COMMITMENTS AND CONTINGENCIES

Lease expense under operating leases was $169,567, $61,088, and $60,074, for the years ended December 31, 1997, 1996 and 1995, respectively. Minimum rental commitments as of December 31, 1997 for noncancelable operating leases with initial or remaining terms of one year or more are as follows: 1998--$45,087; 1999--$19,765; 2000--$19,765; 2001--$12,491; 2002 $3,425; 2003 and thereafter--
$36,000.


NOTE H -- MAJOR CUSTOMERS

For the years ended December 31, 1997 and 1996, sales to United Technologies Corporation amounted to 68% and 67% of consolidated sales, respectively. For the year ended December 31, 1995, sales to United Technologies Corporation and Zapata Technologies, Inc. amounted to 69% and 10%, respectively, of consolidated sales. These customers operate in the aerospace and packaging fields, respectively.

At December 31, 1997, the Company had $1,220,043 of trade receivables due from United Technologies Corporation, and $705,066 due from Zapata Technologies, Inc.

OFFICERS
Edward J. McNerney           President and Chief Executive Officer
Francis W. Moskey            Vice President-New Business Development
Ronald G. Popolizio          Vice President, CFO and Secretary


BOARD OF DIRECTORS

John DiFrancesco             Chairman
William J. Gallagher         President, William J. Gallagher Company
Robert J. Gilchrist          Managing Director, Horton International, Inc.
Edward J. McNerney           President and Chief Executive Officer
Lee Morris                   Chairman, Robert E. Morris Company
Francis W. Moskey            Vice President
Arnold J. Sargis             President, A. J. Sargis & Associates
Stephen G.W. Walk            President, Blanche P. Field LLC


CORPORATE OFFICES

1806 New Britain Avenue
Farmington, CT  06032


GENERAL COUNSEL                                 INVESTOR CONTACT

Reinhart, Boerner, Van Deuren, Norris           Porter, Levay & Rose, Inc.
  & Reiselbach, s.c.                            Seven Penn Plaza
1000 North Water Street                         New York, NY  10001
Milwaukee, WI 53202                             (212) 564-4700


CORPORATE AUDITORS                              TRANSFER AGENT

Arthur Andersen LLP                             Firstar Trust Company
One Financial Plaza                             1555 North River Center Drive
Hartford, CT  06103                             Milwaukee, WI  53212


ANNUAL MEETING

The 1998 annual meeting of shareholders will be held on May 19, 1998 at 10:00 a.m. Eastern Daylight Time at the Farmington Country Club, 806 Farmington Avenue, Farmington, CT.


10-K INFORMATION

A copy of the 1997 Edac Technologies Corporation 10-K report filed with the Securities and Exchange Commission is available without charge by writing to:
Ronald G. Popolizio, Secretary, Edac Technologies Corporation, 1806 New Britain Avenue, Farmington, CT 06032.