Form 10-K, Exhibit 13
period 1998-01-02
EDAC TECHNOLOGIES CORP
filed 1999-04-01
CIK 772572

EDAC TECHNOLOGIES CORPORATION

ANNUAL REPORT

1998

Introduction

The revolution has arrived. It's called Kaizen, continuous improvement, and you experience it everywhere at EDAC Technologies Corporation. Of course, we use the absolute finest equipment available anywhere, but that's not why Edac's quality is unsurpassed. Edac's quality begins and ends with each EDAC individual. It's a relentless striving for doing it faster, less expensive, leaner and more precisely. You see it in our people. You see it in our products. For each, there are none better. Are we satisfied? Never.

Company History

The Company was founded in 1946 in Hartford, Connecticut by Wayne Gross and Robert Hite as the Gros-ite Design Company, specializing in design engineering services. Over the subsequent years, the Company has expanded its product offering to include precision machine spindles, precision aerospace components and specialized tools and equipment.

The Company remained private until its public offering in 1985 and is traded of the Nasdaq National Market under the symbol EDAC.

In 1996, the Corporation was reorganized under the leadership of a new team of contemporary managers into focused business units based on specific products and markets.

This is evident in our acquisition of the Apex Machine Tool Company in 1998. For more than half a century, Apex has been one of America's foremost manufacturers of high-precision fixtures, gauges, dies, and molds. Their unparalleled depth of world-class equipment and industry-leading operator excellence is now being galvanized by a company-wide continuous improvement, i.e., Kaizen blitz.

We are committed to achieving quality growth within markets served and diversifying into new markets through strategic acquisitions and new product offerings.

Our foundation for growth will center around institutionalizing Lean Manufacturing concepts throughout our organization. Kaizen will be the centerpiece of achieving benchmark quality, service and value to our customers, shareholders and employees.

Lean Manufacturing concepts such as Kaizen, 5 S', mistake proofing, etc., will permeate throughout our corporation via our PACE (people achieving customer excellence) program. This program will empower every employee to become an agent for change in our mission to achieve excellence.

We strongly believe that embracing and successfully employing lean manufacturing concepts throughout our organization will provide us with a competitive advantage with our customers, shareholders and our employees.

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

                              FINANCIAL HIGHLIGHTS

                                     [GRAPH]
                                      SALES
                              (dollars in thousands)

PAGE OF GRAPHS
COORDINATE POINTS

                                                    95        96        97        98
                                                   -----    ------    ------    ------
SALES               (dollars in thousands)        24,564    30,249    38,229    53,162
OPERATING PROFIT    (dollars in thousands)          (510)      752     2,401     4,781
STOCK PRICE         (at December 31, in dollars)   1.136     1.818     7.955     4.813
NET INCOME          (dollars in thousands)        (1,083)        7     1,696     2,276
EARNINGS PER SHARE  (in dollars)                   (0.27)     0.00      0.39      0.50

TO OUR SHAREHOLDERS:

The past year was a busy one for EDAC's management and the entire EDAC team. In addition to managing the process initiated in late 1996 of growing existing business lines and implementing lean manufacturing techniques to improve operational cost effectiveness, we acquired Apex Machine Tool Company, Inc. on June 30,1998. Apex is a successful company with an excellent reputation in their field of special and high precision tools, gages, machines, composite tools and complex molds for plastic products. Apex is blessed with outstanding people and is already making a significant contribution to EDAC.

The financial results for 1998 were most gratifying, with records established for sales, operating and net profit and shareholders' equity. These results were achieved while providing $705,000 for income taxes compared to $21,000 in 1997. It is of interest to note that diluted earnings per share increased 28% in 1998 to $0.50 per share, while we were providing $0.16 per share for income taxes.

The well documented economic troubles in Asia have had some impact on our sales, but effort is being channeled to expand our market share of existing markets as well as aggressively pursuing some new markets here and abroad.

Our primary objectives this year are to continue the growth in sales, accelerate the implementation of lean manufacturing concepts, significantly improve product quality by refining process capabilities, reduce our debt through effective utilization of assets, finalize the assimilation of Apex into the EDAC family and improve customer service.

The progress we have enjoyed over the past three years would not have been possible without the support and cooperation of the superior people who make up EDAC. To support our pursuit of continuous improvement, which empowers every employee to be an agent of change in our quest for excellence, we have expanded training programs, especially in the areas of quality control and kaizen events. Major progress has been achieved in these vital processes at all manufacturing locations.

In August, Mr. James Biondi, former president and co-owner of Apex Machine Tool Company, Inc. joined our Board of Directors. Obviously, Mr. Biondi brings a wealth of experience and knowledge of the industries we serve to the Board. The Board now consists of seven outside and one inside director. We believe this mix demonstrates our commitment to best serve the interests of our shareholders, customers and employees. It is appropriate to highlight that Mr. Francis W. Moskey, after more than fifty years of service with the Company, has retired and resigned from the Board. Mr. Moskey has made significant and lasting contributions during his long and distinguished career. He is now a consultant for the company.

We are confident that EDAC will continue to grow and prosper in 1999 and beyond into the new millenium. Our commitment to the Company's Mission Statement is unwavering and we are determined to continue the trend of growth, improved customer service and to maximize shareholder value in the years ahead.



                                                         Sincerely yours,

                                                         /s/John J. DiFrancesco
                                                         John J. DiFrancesco
                                                         Chairman of the Board

                                                         /s/Edward J. McNerney
                                                         Edward J. McNerney
                                                         President and CEO

                             Collage of photographs

                      [GROS-ITE LARGE MACHINING LETTERHEAD]



Low pressure turbine cases, rings, hubs, and disks are produced by the Large Machining Division for all major aircraft engine manufacturers.
Difficult-to-machine alloys are our specialty. These include hastalloy, inconnel, waspalloy, high nickel alloys, titanium, aluminum and stainless steels.

                [PHOTO OF OVERALL SHOT OF LARGE TURNING DIVISION]

Grouping all processes on this one shopfloor reaps unsurpassed cost-efficiency and quality control. Unlike other large machining operations, which are dark, dirty, and disorganized, EDAC's is uniquely spacious, organized, brightly lit, and clean.

                           [PHOTO OF MACHINE AND PART]

Every EDAC technician's striving for continual improvement assures industry-leading quality. Gauging a low pressure turbine case on our probe-equipped Summit unit, which measures diameter turning capacities up to 144".

                       [PHOTO OF EMPLOYEE NEXT TO MACHINE]

Extremely tight tolerances apply when turning a jet engine shroud. The enormous power and rigidity to work with super hard materials is provided only by this total control, 4-axis Okuma LC50.

                  [PHOTO OF EMPLOYEE NEXT TO INSPECTION TABLE]

Kaizen: A 4-hour setup now takes ten minutes, thanks to a shopfloor idea. Every EDAC machine now has a Mobile Setup Unit, which contains everything for setting up, measuring and documenting.

             [GROS-ITE PRECISION ENGINEERED TECHNOLOGIES LETTERHEAD]


The Precision Engineered Technologies Division delivers a competitively priced, on-time project from concept to production. We design and build jigs and fixtures, gauges, tools and tool holders, material handling devices, and special machinery. In addition, the division designs, manufactures, and repairs spindles with precision rolling element bearings for grinding, boring, milling, and similar rotating devices. Our spindle repair warranty and turnaround are among the best in the world. Industries served include aerospace, jet engine overhaul and repair, semiconductor, photographic and consumer products.

                      [PHOTO OF EMPLOYEE OPERATING MACHINE]

The power and rigidity of this state of the art Okuma Crown CNC Lathe is critical for producing a prototype part from the world's most super hard materials through to production.

                      [PHOTO OF EMPLOYEE OPERATING MACHINE]

KAIZEN: Enormous time and cost savings resulted from a shopfloor idea, the EDAC Route Sheet, in which the entire part-production process is planned beforehand. A large capacity, close-tolerance DeVlieg Jig Mill.

                  [PHOTO OF EMPLOYEE USING INSPECTION MACHINE]

Many customers have certified us to bypass the customer's quality control and ship directly to their assembly and shipping areas. We combine today's most advanced measuring equipment with today's most stringent standards.

             [GROS-ITE PRECISION ENGINEERED TECHNOLOGIES LETTERHEAD]


                            [PHOTO OF MACHINING ROOM]

Team center grouping of machines eliminates inventory backups and pinpoints defects almost instantly. Enormous cost savings and huge quality increases result from one piece flow. Setup time takes only minutes, not hours.

                         [PHOTO OF EMPLOYEE AND MACHINE]

For both size and geometric parameters, we grind to a fraction of the tolerance recommended by bearing suppliers. Programming computer is used to run shafts on an Okuma CNC cylindrical grinding machine.

                       [PHOTO OF EMPLOYEE TESTING SPINDLE]

Every new and repaired spindle undergoes precise testing and documentation for vibration, temperature, and dimensional characteristics before shipment. A certification is shipped with the spindle.

              [GROS-ITE PREISION ENGINEERED COMPONENTS LETTERHEAD]


Primarily serving the aircraft jet engine industry, the Precision Engineered Components Division builds and assembles many complex, zero tolerance components. Services include precision assembly of jet engine sinc rings, aircraft riveting and welding, sutton barrel finishing, and post assembly machining.

                      [PHOTO OF EMPLOYEE OPERATING MACHINE]

Continuous improvement includes staying ahead of the marketplace by constantly upgrading equipment. The CNC Okuma LC50 has a state-of-the-art 4-axis turning capability, allowing many operations with one machine.

                            [PHOTO OF 5 AXIS MACHINE]

Products of an unusually large 42" diameter can be milled by this MH80 5-axis machine. For absolute repeatability, speed, and unmatched accuracy every time, all machining equipment is CNC, computer numerically controlled.

                           [PHOTO OF AEROSPACE PARTS]

                           [PHOTO OF PRECISION PARTS]

Kaizen: Dramatic time and cost savings resulted when a shopfloor idea reduced a hole drilling operation from two steps to one by using a countersink. Many precision jet engine components are produced here for major aerospace companies. Every part meets the industry's tightest tolerances. Certain customers have certified us to deliver bypassing the customer's verification of quality.

                            [PHOTO OF TRAINING ROOM]

A Kaizen event: A team blitzes a problem, along with corrections so it won't come back. Approved suggestions are implemented instantly. Kaizen training never ends, and improvements happen NOW.

                     [APEX MACHINE TOOL COMPANY LETTERHEAD]


Apex began in 1944 making precision gauges and that .0001"-tolerance mentality now permeates the company more than ever. With its exceptionally large inventory of state-of-the-art machinery and its world-class corps of expert toolmakers, Apex is the industry benchmark for quality. Apex designs and builds many closely-toleranced tools and molds used in manufacturing products for jet engines, business machines, medical laboratory diagnostic work, computers, consumer electronics, automotive, optical lenses, and cosmetic products.

                         [PHOTO OF EMPLOYEE AND MACHINE]

Setting up to machine a complex tool component. Our industry-leading workforce achieves what others wouldn't even consider on these machines, such as wire EDM'ing to .0001" accuracy.

                            [PHOTO OF PRECISION PART]

An extremely close tolerance, high finish mold cavity for a blood analyzer. Truly displayed here is the rare EDM talent of the operator who configured this complex "maze" of precision machining.

                           [PHOTO OF MACHINE OPERATOR]

CNC grinding of holes and contours. This top of the line jig achieves tolerances as close as .000050" with absolute repeatability - a standard of excellence that outpaces the industry.

                                [PHOTO OF MOLDS]

Apex molds produced these precision, plastic products. Our capability to machine close tolerance parts and our skilled people enable us to achieve precise cavity replication for large multi-mold programs.

                   [EDAC TECHNOLOGIES CORPORATION LETTERHEAD]

Kaizen is an Attitude...

In a week-long continuous improvement, i.e., kaizen blitz, a team from different parts of the company is turned loose on one specific work area. The results are always spectacular. A frequent summing up: "Can we `kaizen' my work station next?"


                       [PHOTO OF EMPLOYEE AT WORK STATION]

Kaizen: This work station now incorporates every tool it needs, including an overhead hoist with air tools. A 1,500' walk for tools was cut to 50', for immense savings in time and money.

                      [PHOTO OF RAPID RESPONSE TEAM BOARD]

Kaizen: When a three-week job must be done in two days, employee-designed Rapid Response Teams create their own schedules to make it happen. Work schedules are clearly posted for all to see.

                               [PHOTO OF MACHINE]

Kaizen: Run time is vastly increased by scheduled maintenance and a daily walkaround with a checklist. Accessories were re-machined to be prepared in advance, contributing to a 50% cut in setup time!

                        [PHOTO OF MACHINE AND WORK AREA]

Kaizen: Yellow-lined areas labeled "next job" and "current job" eliminate wasteful searching. Everything is right here for fast setup of the next job while the current job runs, saving time and travel.

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

         For the fiscal year ended January 2, 1999, approximately 51% of Edac's net sales were to United Technologies Corporation, 11% were to Nordam Manufacturing, 10% were to a consumer products company and 28% were to other industrial based customers.



MARKET INFORMATION

The Company's Common Stock trades on The Nasdaq National Market under the symbol: "EDAC".

High and low stock prices for the last two years were as follows:



                                  1998                                       1997
                                  ----                                       ----
                         High               Low                     High               Low
                         ----               ---                     ----               ---
     First Quarter      $9.205             $5.909                 $2.273             $1.364
     Second Quarter     16.500              8.409                  3.694              1.932
     Third Quarter      13.250              5.750                  4.773              2.671
     Fourth Quarter      7.000              3.688                  8.239              4.318



The approximate number of shareholders of record plus beneficial shareholders of the Company's Common Stock at March 8, 1999 was 1,596.

The Company has never paid cash dividends and does not anticipate making any cash dividends in the foreseeable future. The Company is prohibited from paying cash dividends by certain loan agreements with its bank (see Note C to the Company's Consolidated Financial Statements included elsewhere in this report).

SELECTED FINANCIAL INFORMATION

The following selected financial information for each of the years in the five-year period ended January 2, 1999 have been derived from the financial statements of the Company as audited by Arthur Andersen, LLP, independent auditors, whose report with respect to fiscal 1998, 1997 and 1996 appears elsewhere herein. The following data are qualified by reference to and should be read in conjunction with the Financial Statements and Notes thereto and "Management's Discussion and Analysis of Financial Condition and Results of Operations."



                          1998     1997     1996     1995      1994
                          -----------------------------------------
                            (In thousands, except per share data)

SELECTED INCOME STATEMENT DATA

Sales                  $53,162   $38,229  $30,249   $24,564   $22,239
Net income (loss)        2,276     1,696        7    (1,083)       72
Diluted earnings (loss)
 per common share         0.50      0.39     0.00     (0.27)     0.02


SELECTED BALANCE SHEET DATA

Current assets         $20,881   $15,196  $14,058   $14,215   $12,170
Total assets            52,608    23,850   19,917    20,352    16,326
Current liabilities     20,245    10,695    9,402     9,166     5,323
Working capital            636     4,501    4,656     5,049     6,847
Long-term liabilities   22,780     6,269    5,043     5,854     4,831
Shareholders' equity     9,583     6,886    5,473     5,332     6,172


MANAGEMENT'S DISCUSSION AND ANALYSIS OF FINANCIAL CONDITION
AND RESULTS OF OPERATIONS


         1998 was a year in which we built upon our philosophies established in 1997. We continued our upward sales and net income progression through increased sales at Gros-Ite Industries, the acquisition of Apex Machine Tool Company, Inc. ("Apex") and through continuous improvement techniques that resulted in record net sales of $53,162,000 up 39% from 1997 and record net income of $2,276,000 up 34% from 1997. What makes the net income even more impressive was in 1998 we had income taxes of $705,000 compared to $21,000 in 1997. Income from operations nearly doubled from 1997 levels to $4,781,000.

         On June 29, 1998, Edac Technologies Corporation completed its acquisition of Apex. Apex was a strategic acquisition for Edac, complementing Gros-Ite Industries with its Design and Tooling businesses. Apex also helped Edac diversify both within and outside of the aerospace industry. In addition, Apex produces complex composite and injection molds. Apex is well known in the industry for its high levels of precision manufacturing, its highly skilled workforce and its reputation for quality and on-time delivery. We are proud to call Apex Machine Tool Company, Inc. part of the Edac Technologies Corporation family.


RESULTS OF OPERATIONS

         The following discussion should be read in conjunction with the Consolidated Financial Statements of the Company and related notes thereto.

         Sales from the Company's principal markets are as follows
(in thousands):


                                              1998             1997              1996
                                              ----             ----              ----
         Aerospace customers.............   $36,348          $28,758           $20,284
         Other...........................    16,814            9,471             9,965



         Sales increased $14,933,000 or 39.1% in 1998 from 1997. Aerospace sales increased $7,590,000 or 26.4% from 1997 representing stronger sales to the company's principal aerospace customer and substantial gains in other aerospace customers. Due to Edac's diversification efforts, sales to non-aerospace customers increased $7,343,000 or 77.5%. Sales attributable to Apex accounted for $9,901,000 of the Company's sales for 1998. In 1999 we will continue to diversify both within and outside of the aerospace industry. During 1998, the Company's principal aerospace customer continued to reduce its vendor base as it has in prior years. During this vendor base realignment, the Company has improved its performance and is currently viewed as a leader by this customer.

         Sales for the Precision Engineered Technologies group increased 14% to $13,155,000 in 1998 due primarily to the increase in sales to markets other than the aerospace market. The Company's corporate diversification program, designed to diversify our sales into other markets and reduce our dependence on the aerospace industry has resulted in sales to the consumer products industry reaching 10% of the Company's total sales for 1998. Sales to other non-aerospace industries have also contributed to the increase in sales for this group.

         Sales for the Precision Large Turning group increased 78% to $11,552,000 in 1998. Expenditures for capital equipment in 1997 and early 1998 for machinery and equipment provided additional capacity resulting in the increase in sales.

         Sales for Engineered Precision Components decreased 8% to $18,554,000 in 1998 due primarily to the postponement in the third quarter of orders scheduled for delivery in the third and fourth quarters to a major aerospace customer.

         Sales increased $7,980,000 or 26.4% in 1997 from 1996. Aerospace sales increased $8,474,000 or 41.8% from 1996 representing stronger sales to the company's principal aerospace customer and substantial gains in other aerospace customers. Sales to other markets declined slightly, but increased significantly in 1998.

         Cost of sales as a percentage of sales decreased in 1998 to 81.5% from 84.5% in 1997. This decrease is a direct result of the efficiencies obtained through lean manufacturing techniques. The Company also experienced higher sales levels to cover fixed manufacturing costs.

         Cost of sales as a percentage of sales decreased in 1997 to 84.5% from 88% in 1996. In 1997 the Company embraced lean manufacturing concepts. These concepts, coupled with higher sales levels to cover fixed manufacturing costs, resulted in lower cost of sales in a competitive environment.

         Selling, general and administrative expenses were $5,047,000 in 1998, representing an increase of $1,507,000 or 42.6% from the 1997 level of $3,540,000. The increase in these expenses was primarily the result of an additional $962,000 of expenses attributable to Apex and additional costs for selling and promotional expenses. As a percentage of sales, selling, general and administrative costs were 9.5% of sales in 1998 and 9.3% of sales in 1997.

         Selling, general and administrative expenses were $3,540,000 in 1997, representing an increase of $644,000 or 22.2% from the 1996 level of $2,896,000. As a percentage of sales, selling, general and administrative costs were 9.3% of sales in 1997 and 9.6% of sales in 1996. The increase in these expenses was largely due to increased management bonuses based on the achievement of pre-established performance levels.

         Interest expense for 1998 increased $1,126,000 from $765,000 in 1997 to $1,891,000. This increase was due to additional debt incurred for the acquisition of Apex.

         Interest expense for 1997 decreased 4% from $797,000 in 1996 to $765,000. This decrease was due to the Company's bank decreasing its interest rate to the Company by 1%, partially offset by the Company's increased borrowings from the bank.

         Other income of $91,000 for 1998 consisted primarily of gains on sales of assets and a gain on an investment.

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

         The following is selected cash flow data from the Consolidated Statements of Cash Flows (in thousands):


                                                 1998             1997              1996
                                                 ----             ----              ----
         Net cash provided by
           operating activities............      $ 3,199          $ 1,677          $ 1,765
         Net cash used in
           investing activities............      (26,756)          (3,642)            (533)
         Net cash provided by (used in)
           financing activities............       23,649            1,908           (1,195)


         Net cash provided by operating activities in 1998 results primarily from net income prior to non-cash charges.

         Net cash provided by operating activities in 1997 results primarily from cash generated from operations and reductions in prepaid expenses, offset partially by higher levels of accounts receivable and inventories. Net cash provided by operating activities in 1996 primarily reflects net income prior to non-cash charges.

         Net cash used in investing activities for 1998 included $20,585,000 for the acquisition of Apex and $6,682,000 for capital expenditures necessary to add capacity and increase productivity. Net cash used in investing activities for 1997 and 1996 consists of capital expenditures necessary to add capacity and increase productivity.

         Net cash provided by financing activities resulted primarily from Company borrowings from its bank.

         Estimated capital expenditures for 1999 are approximately $1,500,000, or 22% of the 1998 actual capital expenditures.



The following is selected capitalization data from the Consolidated Balance Sheets (in thousands):

                                                                   1/2/99           12/31/97            12/31/96
                                                                   ------           --------            --------
         Revolving and equipment
           lines of credit....................................    $ 7,512            $ 4,107              $3,795
         Current portion of
           long-term debt.....................................      4,760              1,019                 402
         Long-term debt,
           less current portion...............................     21,606              5,369               4,510
         Shareholders' equity.................................      9,583              6,886               5,473
         Debt to total
           capitalization.....................................         78%                60%                 61%
         Unused revolving line
           of credit..........................................      4,373              3,577               3,013


         The Company has a revolving line of credit with its bank which provides for borrowings of up to $13,000,000 limited by a formula based on percentages of the Company's accounts receivable and inventories. At January 2, 1999, the Company had $7,512,407 outstanding and availability of approximately $4,373,000 under the line. The credit agreement, as amended on November 25, 1998, matures on June 30, 2001(See Note C).

         Management's philosophy for 1999 is to reduce the Company's debt by more efficiently managing the assets of the Company, primarily by reducing inventory levels and reducing capital expenditures from 1998 levels.

         Based on the Company's current expectations for its business, management believes that the funds generated from operations, as well as funds available from existing financing agreements, will provide it with sufficient liquidity to meet the current liquidity needs of the Company.

OTHER MATTERS

         The Year 2000 ("Y2K") issue affects computer and information technology ("IT") systems, as well as non-IT systems which include embedded technology such as micro-processors and micro-controllers (or micro-chips) that have date sensitive programs that do not properly recognize the year 2000. Systems that do not properly recognize such information could generate inaccurate data or cause a system to fail, resulting in a business interruption.

         The Company has completed a comprehensive inventory and assessment of its existing IT and non-IT systems and those of the Company's suppliers. This assessment included obtaining written assurances from key vendors and suppliers if possible. Costs incurred to date have been minimal.

         The Company believes, based on preliminary information, that the costs associated with remediation and verification to become Y2K compliant will not exceed $150,000.

         Although the Company has taken steps to address the Y2K problem, there can be no assurance that the failure of the Company and /or its material third parties to timely attain Y2K compliance or that the failures and/or impacts of broader compliance failures by telephone, mail, data transfer or other utility or general service providers of government or private entities will not have a material adverse effect on the Company.

         All statements other than historical statements contained in this report on Form 10-K constitute "forward-looking statements" within the meaning of the Private Securities Litigation Reform Act of 1995. Without limitation, these forward looking statements include statements regarding the Company's business strategy and plans, statements about the adequacy of the Company's working capital and other financial resources, statements about the Company's Year 2000 compliance and other statements herein that are not of a historical nature. These forward-looking statements rely on a number of assumptions concerning future events and are subject to a number of uncertainties and other factors, many of which are outside of the Company's control, that could cause actual results to differ materially from such statements. These include, but are not limited to, the risk factors set forth in the Company's annual report on Form 10-K for the year ended January 2, 1999. The Company disclaims any intention or obligation to update or revise any forward-looking statements, whether as a result of new information, future events or otherwise.

EDAC TECHNOLOGIES CORPORATION
CONSOLIDATED STATEMENTS OF OPERATIONS

                                               --------------------------------------------
                                                           FOR THE YEARS ENDED
                                               --------------------------------------------
                                                 January 2,    December 31,    December 31,
                                                   1999            1997             1996
                                               ------------    ------------    ------------
Sales:
    Products                                   $ 49,772,275    $ 35,384,389    $ 28,287,147
    Services                                      3,390,000       2,845,000       1,961,938
                                               ------------    ------------    ------------
                                                 53,162,275      38,229,389      30,249,085

Cost of Sales                                    43,334,125      32,287,962      26,600,686
                                               ------------    ------------    ------------
    GROSS PROFIT                                  9,828,150       5,941,427       3,648,399

Selling, General and Administrative Expenses      5,047,267       3,540,278       2,896,007
                                               ------------    ------------    ------------
    INCOME FROM OPERATIONS                        4,780,883       2,401,149         752,392

Non-Operating Income (Expense):
    Interest expense                             (1,890,751)       (765,200)       (796,742)
    Other                                            90,942          81,199          51,427
                                               ------------    ------------    ------------

     INCOME BEFORE INCOME TAXES                   2,981,074       1,717,148           7,077

Provision for Income Taxes                          704,802          21,000               -
                                               ------------    ------------    ------------

    NET INCOME                                 $  2,276,272    $  1,696,148    $      7,077
                                               ============    ============    ============



Basic Earnings Per Common Share (Note A)       $       0.54    $       0.41    $       0.00
Diluted Earnings Per Common Share (Note A)     $       0.50    $       0.39    $       0.00





The accompanying notes are an integral part of these consolidated financial statements.

EDAC TECHNOLOGIES CORPORATION
CONSOLIDATED BALANCE SHEETS

                                                 January 2,   December 31,
                                                    1999         1997
                                                -----------   -----------
ASSETS

CURRENT ASSETS:
    Cash                                        $   229,480   $   137,620
    Trade accounts receivable (net of
       allowance for doubtful accounts of
       $160,000 in 1998 and $125,000 in 1997)     6,745,433     3,903,329
    Inventories                                  12,418,181    10,186,211
    Prepaid expenses and other current
       assets                                       321,730        44,138
    Deferred income taxes                         1,166,469       924,469
                                                -----------   -----------
                     Total Current Assets        20,881,293    15,195,767
                                                -----------   -----------


PROPERTY, PLANT AND EQUIPMENT, at cost:
    Land                                            865,182       394,821
    Buildings                                     6,837,584     4,288,060
    Machinery and equipment                      20,119,609    10,546,404
                                                -----------   -----------
                                                 27,822,375    15,229,285
    Less - accumulated depreciation               8,630,371     7,644,959
                                                -----------   -----------
                                                 19,192,004     7,584,326
                                                -----------   -----------

OTHER ASSETS:
    Goodwill (net of accumulated
      amortization of $224,706)                  11,234,420             -
    Other                                         1,300,146     1,069,483
                                                -----------   -----------

TOTAL ASSETS                                    $52,607,863   $23,849,576
                                                ===========   ===========


The accompanying notes are an integral part of these consolidated financial statements.

EDAC TECHNOLOGIES CORPORATION
CONSOLIDATED BALANCE SHEETS  (CONTINUED)

                                                   January 2,    December 31,
                                                     1999            1997
                                                 ------------    ------------
LIABILITIES AND SHAREHOLDERS' EQUITY

CURRENT LIABILITIES:
    Revolving and equipment lines of credit      $  7,512,407    $  4,107,482
    Current portion of long-term debt               4,759,750       1,018,928
    Trade accounts payable                          3,623,598       3,342,721
    Employee compensation and amounts
       withheld                                     2,134,176       1,380,272
    Accrued expenses                                2,215,100         845,528
                                                 ------------    ------------
                Total Current Liabilities          20,245,031      10,694,931
                                                 ------------    ------------

LONG-TERM DEBT, less current portion               21,606,043       5,368,882
                                                 ------------    ------------

OTHER LIABILITIES                                       6,000           9,000
                                                 ------------    ------------

DEFERRED INCOME TAXES                               1,168,000         891,000
                                                 ------------    ------------

COMMITMENTS AND CONTINGENCIES (NOTE G)

SHAREHOLDERS' EQUITY:
    Common stock, par value $.0025 per
       share; 10,000,000 shares authorized;
       issued and outstanding--4,261,580
       in 1998 and 4,221,180 in 1997                   10,654          10,553
    Additional paid-in capital                      9,033,162       8,767,537
    Retained earnings (accumulated deficit)           981,062      (1,295,210)
                                                 ------------    ------------
                                                   10,024,878       7,482,880
   Less - deferred ESOP compensation
      expense                                         (38,889)       (116,667)
   Less - accumulated other comprehensive loss       (403,200)       (480,450)
                                                 ------------    ------------
                Total Shareholders' Equity          9,582,789       6,885,763
                                                 ------------    ------------
TOTAL LIABILITIES AND SHAREHOLDERS' EQUITY       $ 52,607,863    $ 23,849,576
                                                 ============    ============



The accompanying notes are an integral part of these consolidated financial statements.

EDAC TECHNOLOGIES CORPORATION
CONSOLIDATED STATEMENTS OF CASH FLOWS


                                                     FOR THE YEARS ENDED
                                          --------------------------------------------
                                            January 2,    December 31,    December 31,
                                              1999            1997            1996
                                          ------------    ------------    ------------
Operating Activities:
    Net income                            $  2,276,272    $  1,696,148    $      7,077
    Adjustments to reconcile net income
        to net cash provided by
       operating activities:
       Deferred income taxes                    35,000         (13,592)        (19,877)
       Amortization of deferred ESOP
         compensation expense                   77,778          77,778          77,777
       Depreciation and amortization         1,574,441         835,963         796,795
       (Gain) loss on sale of property
         and equipment                         (25,874)         12,145          13,892
    Changes in operating assets and
       liabilities:
       Trade accounts receivable              (172,467)       (495,405)     (1,757,084)
       Refundable income taxes                       -               -         106,000
       Inventories                            (706,504)       (623,253)      1,717,079
       Prepaid expenses and other
           current assets                     (250,239)        306,971        (247,912)
      Trade accounts payable                  (359,093)       (273,878)        886,343
      Other current liabilities                752,680         156,991         190,983
      Other liabilities                         (3,000)         (3,000)         (6,000)
                                          ------------    ------------    ------------
      Net cash provided by
          operating activities               3,198,994       1,676,868       1,765,073
                                          ------------    ------------    ------------

Investing Activities:
    Additions to property, plant and
        equipment                           (6,681,595)     (3,057,652)       (498,471)
    Proceeds from sales of property,
        plant and equipment                     65,757         108,016         104,650
    Acquisition of Apex
      Machine Tool Company, Inc.           (20,585,392)              -               -
   Decrease (increase) in other assets         445,462        (692,822)       (139,346)
                                          ------------    ------------    ------------
          Net cash used in
               investing activities       $(26,755,768)   $ (3,642,458)   $   (533,167)
                                          ------------    ------------    ------------



The accompanying notes are an integral part of these consolidated financial statements.

EDAC TECHNOLOGIES CORPORATION
CONSOLIDATED STATEMENTS OF CASH FLOWS   (CONTINUED)




                                                    FOR THE YEARS ENDED
                                        --------------------------------------------
                                          January 2,    December 31,    December 31,
                                            1999            1997            1996
                                        ------------    ------------    ------------
Financing Activities:
    Increase (decrease) in revolving
       line of credit, net              $  3,404,925    $    312,911    $   (856,913)
    Payments of long-term debt            (1,381,285)       (548,342)       (394,127)
    Issuance of long-term debt            21,359,268       2,023,894               -
    Proceeds from exercise of options
       for common stock, including
       related income tax benefit            265,726         119,365          56,439
                                        ------------    ------------    ------------

    Net cash provided by (used in)
        financing activities              23,648,634       1,907,828      (1,194,601)
                                        ------------    ------------    ------------

Increase (decrease) in cash                   91,860         (57,762)         37,305
Cash at beginning of year                    137,620         195,382         158,077
                                        ------------    ------------    ------------

Cash at end of year                     $    229,480    $    137,620    $    195,382
                                        ============    ============    ============


Supplemental Disclosure of
    Cash Flow Information:
        Interest paid                   $  1,716,435    $    759,907    $    796,637
        Income taxes paid                      5,700          33,659          27,000



The accompanying notes are an integral part of these consolidated financial statements.

CONSOLIDATED STATEMENTS OF CHANGES IN SHAREHOLDERS' EQUITY
EDAC TECHNOLOGIES CORPORATION

                                                                        Retained       Deferred      Accumulated
                                                         Additional     Earnings         ESOP           Other
                                             Common       Paid-in     (Accumulated   Compensation   Comprehensive
                                             Stock        Capital       Deficit)        Expense         Lose          Total
                                          -----------   -----------   ------------   ------------   -------------  -----------

Balances at January 1, 1996               $    10,101   $ 8,592,185   $(2,998,435)   $  (272,222)                  $ 5,331,629

Comprehensive income:
  Net income                                                                7,077                                        7,077
  Other comprehensive income                                                                                                 -
                                                                                                                   -----------
Total comprehensive income                                                                                               7,077
                                                                                                                   -----------

ESOP deferred compensation expense                                                        77,777                        77,777

Exercise of stock options, including
    related income tax benefit                    251        56,188                                                     56,439
                                          -----------   -----------   -----------    -----------    -----------    -----------

Balances at December 31, 1996                  10,352     8,648,373    (2,991,358)      (194,445)             0      5,472,922

Comprehensive income:
  Net income                                                            1,696,148                                    1,696,148
  Minimum pension liability adjustment                                                                 (480,450)      (480,450)
                                                                                                                   -----------
Total comprehensive income                                                                                           1,215,698

ESOP deferred compensation expense                                                        77,778                        77,778

Exercise of stock options, including
    related income tax benefit                    201       119,164                                                    119,365
                                          -----------   -----------   -----------    -----------    -----------    -----------

Balances at December 31, 1997                  10,553     8,767,537    (1,295,210)      (116,667)      (480,450)     6,885,763

Comprehensive income:
  Net income                                                            2,276,272                                    2,276,272
  Minimum pension liability adjustment,
     net of tax benefit of $270,000                                                                      77,250         77,250
                                                                                                                   -----------
Total comprehensive income                                                                                           2,353,522
                                                                                                                   -----------

ESOP deferred compensation expense                                                        77,778                        77,778

Exercise of stock options, including
    related income tax benefit                    101       265,625                                                    265,726

                                          -----------   -----------   -----------    -----------    -----------    -----------

Balances at January 2, 1999               $    10,654   $ 9,033,162   $   981,062    $   (38,889)   $  (403,200)   $ 9,582,789
                                          ===========   ===========   ===========    ===========    ===========    ===========



The accompanying notes are an integral part of these consolidated financial statements.

EDAC TECHNOLOGIES CORPORATION

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

JANUARY 2, 1999 AND DECEMBER 31, 1997



NOTE A - ORGANIZATION AND BUSINESS, ACQUISITION AND SIGNIFICANT ACCOUNTING POLICIES

ORGANIZATION AND BUSINESS

Until May 12, 1989, Edac Technologies Corporation (the Company) was a subsidiary of Cade Industries, Inc. (Cade) which owned approximately 57% of the Company's outstanding Common Stock. Effective May 12, 1989, Cade sold its investment in the Company's Common Stock to a partnership comprised of certain members of the Company's management and the Edac Technologies Corporation Employee Stock Ownership Plan (ESOP). In January 1997, the Company's Common Stock held by the partnership was distributed to the individual partners and the partnership was liquidated. The ESOP owns 17.6% of the Company's outstanding Common Stock as of January 2, 1999.

The accompanying consolidated financial statements include Edac Technologies Corporation and its wholly owned subsidiaries, Gros-Ite Industries Inc. and Apex Machine Tool Company, Inc. Results of operations of Apex Machine Tool Company, Inc. are included in the Company's Consolidated Statements of Operations since June 29, 1998, the effective date of the business combination described below.

ACQUISITION

On June 29, 1998, the Company consummated its acquisition of certain assets and liabilities of Apex Machine Tool Company, Inc. (Apex). In connection with this acquisition, the Company purchased two buildings from certain shareholders of Apex. The transaction was accounted for as a purchase and, accordingly, the purchase price was allocated to the assets acquired and liabilities assumed based on their estimated fair values at the date of the acquisition. The following table summarizes the allocation of the cost of Apex to the net assets acquired (in thousands):


        Accounts receivable............................................ $2,670
        Inventories ...................................................  1,525
        Prepaid expenses and other assets .............................     27
        Property, plant and equipment .................................  6,316
        Goodwill ...................................................... 11,378
        Covenant not to compete .......................................    100
        Deferred loan costs ...........................................    657
        Accounts payable and accrued expenses ......................... (2,088)
                                                                       -------
                                                                       $20,585
                                                                       =======

The acquisition was principally funded through borrowings under the Company's revolving credit facility and borrowings under a $14,000,000 note payable with the Company's principal lender. The seller also provided financing of $2,710,688 relating to the purchase of the two buildings used in the operation of Apex (See Note C). The Company has a contingent purchase option for the purchase of 55 Spring Lane in Farmington, CT for $1,135,600. This option was not exercised as of January 2, 1999.

The unaudited pro forma consolidated financial information for the fiscal years ended January 2, 1999 and December 31, 1997 as though the acquisition of Apex had been consummated at the beginning of the respective periods are as follows (in thousands, except share data):

                                                                   January 2,      December 31,
                                                                     1999             1997
                                                                   ----------      ------------
                  Sales                                            $   64,261      $     58,323
                  Net income                                            2,820             3,174
                  Average shares (basic)                            4,244,980         4,186,617
                  Basic income per share                           $     0.66      $       0.76
                  Average shares (diluted)                          4,533,449         4,378,146
                  Diluted income per share                         $     0.62      $       0.72


The unaudited information above includes proforma adjustments related to the amortization of intangible assets, interest expense, certain operating expenses and income taxes necessary to present the information had the acquisition been consumated as of January 1, 1997.


SIGNIFICANT ACCOUNTING POLICIES

Principles of Consolidation: All significant intercompany transactions have been eliminated from the consolidated financial statements.

Fiscal Year: Effective January 1, 1998, the Company changed its fiscal year to a 52 week fiscal period. The Company's fiscal year now ends on the Saturday closest to December 31. This change did not result in a material difference for the year ended January 2, 1999.

Inventories: Inventories are stated at the lower of cost (first-in, first-out method) or market. As of January 2, 1999 and December 31, 1997, inventories consisted of the following:


                                                           January 2,             December 31,
                                                             1999                    1997
                                                          -----------             ------------
                       Raw materials                      $ 2,519,411             $ 2,031,633
                       Work-in-progress                     6,990,353               5,633,398
                       Finished goods                       2,908,417               2,521,180
                                                          -----------             -----------
                        Total inventories                 $12,418,181             $10,186,211
                                                          ===========             ===========


Long-Lived Assets: Property, plant and equipment are stated at cost. Provisions for depreciation and amortization are computed using the straight-line method over 3 to 12 years for machinery and equipment and 25 years for buildings for financial reporting purposes.

The Company accounts for its investments in long-lived assets in accordance with Statement of Financial Accounting Standards No. 121, "Accounting for the Impairment of Long-Lived Assets and Long-Lived Assets to be Disposed of" (SFAS No.121). SFAS No.121 requires a company to review long-lived assets for impairment whenever events or changes in circumstances indicate that the carrying amount of an asset may not be recoverable. The Company recognizes an impairment when the carrying value of the property exceeds its estimated fair value less cost to sell.

Goodwill represents the excess of the purchase prices over the fair values of net assets acquired in connection with the Apex acquisition. Goodwill is amortized over 40 years. The Company monitors the overall profitability and future expectations of profitability of Apex in order to assess whether any impairment of recorded goodwill has occurred.

Earnings Per Share: Basic earnings per common share are based on the average number of common shares outstanding during the year. Diluted earnings per common share assumes, in addition to the above, a dilutive effect of common share equivalents during the year. Common share equivalents represent dilutive stock options using the treasury method. The number of shares used in the earnings per common share computation for fiscal 1998, 1997 and 1996, are as follows:

                                      January 2,     December 31,     December 31,
                                        1999            1997            1996
                                      ----------     ------------    -------------
Basic:
  Average common shares outstanding    4,244,980        4,186,617        4,064,025

Diluted:
  Dilutive effect of stock options       288,469          191,529          116,185
                                      ----------     ------------    -------------
  Average shares diluted               4,533,449        4,378,146        4,180,210
                                      ==========     ============    =============


Stock options: The Company accounts for stock-based compensation for employees in accordance with Accounting Principles Board Opinion No. 25.

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

New Accounting Standards: During fiscal 1997, the Financial Accounting Standards Board issued SFAS No.130, "Reporting Comprehensive Income". This statement establishes standards for separately reporting comprehensive income and its components (revenues, expenses, gains and losses) in a full set of general purpose financial statements. Components of comprehensive income represent changes in equity resulting from transactions and other events and circumstances from nonowner sources. The Company adopted the new standard effective January 1, 1998 and has included the required reporting of comprehensive income within the consolidated statements of changes in shareholders' equity.

In June 1998, the FASB issued SFAS No. 133, "Accounting for Derivative Instruments and Hedging Activities". SFAS No. 133 establishes accounting and reporting standards requiring that each derivative instrument (including certain derivative instruments embedded in other contracts) be recorded in the balance sheet either as an asset or liability measured at its fair value. The statement requires that changes in the derivative's fair value be recognized currently in earnings unless specific hedge accounting criteria are met. Special accounting for qualifying hedges allows a derivative's gains and losses to offset related results on the hedged item in the statement of operations, and requires that a company formally document, designate and assess the effectiveness of transactions that receive hedge accounting. SFAS No. 133 is effective for fiscal years beginning after June 15, 1999. The adoption of this standard is not expected to impact the Company's financial position or results of operations.


NOTE B -- COMMON STOCK AND STOCK OPTIONS

On July 1, 1998, the Company paid a ten percent stock dividend to all shareholders of record as of June 16, 1998. Prior period common share information has been retroactively restated to reflect the effect of the stock dividend.

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

On January 1, 1994, the Board of Directors adopted a stock option plan for the purpose of granting 100,000 shares to an officer. The options were granted on January 1, 1994 at an exercise price of $0.5625 per share. Options to purchase 25,000 shares became exercisable on October 1, 1994, January 1, 1995, January 1, 1996 and January 1, 1997.

On November 19, 1996, the Board of Directors adopted the 1996 Stock Option Plan (the 1996 Plan). The 1996 Plan is nonqualified and provides for granting of up to 300,967 options to purchase shares of Common Stock of the

Company. The term of the options and vesting requirements shall be for such period as the Stock Option Committee designates. The option price is not less than the fair market value of the shares on the date of the grant.


On February 17, 1998, the Board of Directors adopted the 1998 Employee Stock Option Plan (the 1998 Plan). The 1998 Plan is non-qualified and provides for granting up to 330,000 options to purchase shares of Common Stock of the Company. The terms of the options and vesting requirements shall be for such period as the Stock Option Committee designates. The option price is not less than the fair market value of the shares on the date of the grant.

The Company has computed the pro forma disclosures required under SFAS No. 123 for options granted in fiscal 1998, 1997 and 1996 using the Black-Scholes option pricing model prescribed by SFAS No. 123, "Accounting for Stock-Based Compensation". The weighted average assumptions used are as follows:



                                                         1998                  1997                  1996
                                                    --------------         --------------          --------
Risk free interest rate                             4.39% to 5.38%         5.16% to 5.65%             6.04%
Expected dividend yield                                   None                  None                  None
Expected lives                                          3 years               3 years               3 years
Expected volatility                                        80%                   86%                 100.8%


Had compensation cost for the Company's stock option plans been determined based on the fair value at the grant dates of awards under these plans consistent with the method of SFAS No. 123, the Company's net income (loss) applicable to common shareholders would have been adjusted to reflect the following pro forma amounts:

                                                                            1998                   1997                  1996
                                                                         ----------             ----------            ----------
Income (loss) applicable to common shareholders:
      As reported                                                     $2,276,272             $1,696,148            $   7,077
      Pro forma                                                        2,153,232              1,557,680               (6,001)

Pro forma net income per common share:
    Basic earnings per share:
      As reported                                                     $     0.54             $     0.41            $    0.00
      Pro forma                                                             0.51                   0.37                 0.00

    Diluted earnings per share:
      As reported                                                     $     0.50             $     0.39            $    0.00
      Pro forma                                                             0.47                   0.36                 0.00

A summary of the status of the Company's stock option plans as of January 2, 1999 and December 31, 1997 and 1996, and changes during the years then ended is presented below:


                                                    1998                          1997                               1996
                                      --------------------------------  ----------------------------    ----------------------------
                                                      WEIGHTED-AVERAGE              WEIGHTED-AVERAGE                WEIGHTED-AVERAGE
                                        SHARES         EXERCISE           SHARES        EXERCISE          SHARES       EXERCISE
                                                          PRICE                          PRICE                            PRICE
                                      -----------     ---------------   ----------  ----------------    ----------  ----------------

Outstanding at beginning of              373,257      $          2.64      267,300  $           0.79       253,369  $          0.59
 year
Granted                                  157,000                 0.58      194,700              4.15       124,300             0.95
Exercised                                (43,600)                          (88,743)             0.56      (110,369)            0.51
                                      ----------                        ----------                      ----------
Outstanding at end of year               486,657                 3.74      373,257              2.64       267,300             0.79
                                      ==========                        ==========                      ==========

Options exercisable at
  year-end                               318,657                 3.29      200,558              1.40       104,500             0.64
                                      ==========                        ==========                      ==========
Weighted-average fair
  value of options granted
  During the year                     $     3.17                        $     0.98                      $     0.62
                                      ==========                        ==========                      ==========




The following table summarizes information about stock options outstanding at January 2, 1999:

                                         OPTIONS OUTSTANDING                              OPTIONS EXERCISABLE
                          --------------------------------------------------       --------------------------------

                                         WEIGHTED-AVERAGE
                             NUMBER         REMAINING       WEIGHTED-AVERAGE          NUMBER             WEIGHTED-
                           OUTSTANDING                                             EXERCISABLE            AVERAGE
     EXERCISE PRICE            AT          CONTRACTUAL          EXERCISE                AT               EXERCISE
                             1/2/99      LIFE (IN YEARS)         PRICE                1/2/99               PRICE
     --------------       -------------  ----------------   ----------------       -----------         ------------
     $    0.91                  110,000        2.9               $0.91                  77,000            $0.91
          1.14                   27,500        1.5                1.14                  27,500             1.14
          1.25                    6,957        2.5                1.25                   6,957             1.25
          1.65                    1,500        3.2                1.65                   1,500             1.65
          2.05                   82,500        8.4                2.05                  82,500             2.05
          5.50                  135,000        9.9                5.50                       -             5.50
          5.91                  101,200        8.9                5.91                 101,200             5.91
          7.73                   22,000        9.2                7.73                  22,000             7.73
                          =============                                           ============
     $0.91 to 7.73              486,657        7.2                3.74                 318,657             3.29
                          =============                                           ============

NOTE C -- NOTES PAYABLE AND LONG-TERM DEBT

Long-term debt consisted of the following:

                                                                       January 2,             December 31,
                                                                         1999                    1997
                                                                     -------------            ------------
Note payable to bank due in monthly installments of
  $83,333 commencing July 1, 1999, increasing to
  $250,000 on July 1, 2002 and increasing again to
  $333,333 on July 1, 2003 with the final payment
  due June 1, 2005. Interest is due monthly at the
  rate of 7.525% on $9,000,000 through July 1, 2003
  and 7.395% on $5,000,000 through July 3, 2000.
  Interest then reverts to bank's base rate.                         $14,000,000              $         -

Note payable to bank due in 60 monthly installments
  of $37,516, including interest at 7.65% (except
  for the period from April 10, 1996 through March 31,
  1997 when the rate was 8.65%) with the remaining
  balance due on March 31,  2002.                                      2,964,719                3,175,985

Note payable to bank due in 56 monthly principal
  installments of $5,556 commencing December 1, 1995
  with a balloon payment of $688,864 due on August 1, 2000.
  Interest is due monthly at 8.18% to May 4, 1999, then
  reverts to the  bank's base rate.                                      800,000                  866,666

Equipment note payable due in 60 monthly principal
 installments of $50,000 commencing April 1, 1998.
 Interest is due monthly at 8.73% through  March 3, 2003.              2,550,000                1,127,973

Equipment note payable to bank due in 60 monthly
 principal installments of  $34,045 commencing June
 1, 1999.  Interest is due monthly at the bank's base rate .           2,042,717                        -

Equipment note payable to bank due in 60 monthly
 principal installments of $9,020 commencing May 1, 1997.
 Interest is due monthly at 8.14% to May 4, 1999,
 then reverts to bank's base rate.                                       360,753                  468,993

Note payable to bank by Edac Technologies
 Corporation Employee Stock Ownership Plan
 (guaranteed by the Company).  Principal is
 due in 108 monthly installments of $6,481
 commencing July 1, 1990.  Interest at 95%
 of the bank's base rate is due monthly.                                  38,889                  116,667

Note payable to former shareholders of Apex Machine
 Tool Company, Inc. Principal is due in full on
 January 1, 2000.  Interest is due monthly at 10.12%.                  2,710,688                        -

Equipment note payable due in quarterly
 and monthly installments with interest imputed
 at 9%, repaid in 1998.                                                        -                  302,995

Equipment note payable due in quarterly
 installments of $28,750 and additional monthly
 installments based on equipment utilization and results,
 as defined, commencing December 28, 1997 and due July
 31, 2000 with interest imputed at 8.5%.                                 898,027                  328,531
                                                                     -----------              -----------

                                                                      26,365,793        6,387,810
Less - current portion of long-term debt                               4,759,750        1,018,928
                                                                     -----------       ----------
                                                                     $21,606,043       $5,368,882
                                                                     ===========       ==========

During fiscal 1998, the Company amended its Revolving Loan and Security Agreement (the Agreement) which provides for a revolving line of credit. The amendment increased the borrowing base to an amount which is the lesser of $13,000,000 or an amount determined by a formula based on percentages of the Company's receivables and inventory. As of January 2, 1999, the revolving line of credit had a balance of $7,512,407 and requires interest at the rate of 6.56% to April 5, 1999 on $2,000,000 and 7.34% to July 1, 1999 on $5,000,000 with the remainder at the bank's base rate of interest (7.75% at January 2, 1999). The unused availability on the line at January 2, 1999 was $4,372,746.

The amendment also extended the maturity on the revolver from March 31, 2000 to June 30, 2001. The amended Agreement also added an additional equipment line of credit for $3,000,000. As of January 2, 1999, $2,042,717 has been drawn on this line of credit with fixed repayment terms (see above). The Company can take advances on the remaining line through April 30, 1999.

To secure all obligations of the Company under the Agreement, the bank has a first priority security interest in substantially all of the Company's assets. The revolver and related long-term debt is generally cross collateralized and cross defaulting. The Agreement requires, among other things, no material adverse changes in the financial condition of the Company and the maintenance of certain financial ratios including debt to net worth and debt service ratios. The Agreement also prohibits payment of dividends, issuance, redemption or sale of common stock and creation of certain other encumbrances and contingent liabilities without the consent of the bank. During 1998, the Company obtained a waiver for an instance of non-compliance under its financial covenants. The Company was in compliance with all covenants as of January 2, 1999 and for the year then ended.

Aggregate annual maturities of long-term debt for the five year period subsequent to January 2, 1999 are as follows: 1999--$4,759,750;
2000--$3,725,479; 2001--$2,383,179; 2002--$5,268,615; 2003--$4,058,541; 2004 and
thereafter-$6,170,229.


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

The following table sets forth the changes in benefit obligations and plan assets, and reconciles amounts recognized in the Company's consolidated balance sheets (in thousands):


                                                        1/2/99         12/31/97
                                                        ------         --------
 Change in benefit obligation:
 Benefit obligation at beginning of year                $4,973         $  4,523
   Interest cost                                           339              338
   Actuarial loss                                          148              377
   Benefits paid                                          (332)            (266)
                                                        ------         --------
Benefit obligation at end of year                       $5,128         $  4,972
                                                        ======         ========

                                                                         1/2/99        12/31/97
                                                                        -------        --------
Change in plan assets:
Fair value of plan assets at beginning of year                          $ 4,827        $  4,640
  Actual return on plan assets                                              261             403
  Employer  contribution                                                      -              50
  Benefits paid                                                            (332)           (266)
                                                                        -------        --------
Fair value of plan assets at end of year                                $ 4,756        $  4,827
                                                                        =======        ========

Funded status                                                           $  (372)       $   (145)
Minimum pension liability                                                   673             480
                                                                        -------        --------
Net amount  recognized                                                  $   301        $    335
                                                                        =======        ========

 Amounts recognized in the consolidated
  balance sheets consist of:
  Accrued benefit liability                                             $  (372)       $   (145)
  Minimum pension liability                                                 673             480
                                                                        -------        --------
Net amount  recognized                                                  $   301        $    335
                                                                        =======        ========


Weighted-average assumptions:
Discount rate                                                              6.75%           7.00%
Expected return on plan assets                                             7.00%           7.00%


Components of net periodic benefit cost:
Interest cost                                                           $   339        $    338
Expected return on plan assets                                             (305)           (295)
                                                                        -------        --------
Net periodic benefit expense                                            $    34        $     43
                                                                        =======        ========



In July 1991, the Company established a 401(k) defined contribution plan. The Company matches 35% of employee contributions up to 15% of compensation limited annually to $1,750 for 1998, 20% of employee contributions up to 10% of compensation for 1997 and 20% of employee contributions up to 4% of compensation for 1996. Employer contributions and expenses related to this plan were $155,500, $72,991 and $52,690, in 1998, 1997 and 1996, respectively.

The Apex Machine Tool Company, Inc. Profit-Sharing and Retirement Plan (the
Plan), covers substantially all Apex employees who have completed more than one year of service . Profit sharing contributions are made to the Plan at the discretion of the Company's Board of Directors. The Plan also allows employees to contribute tax deferred salary deductions into the Plan under Section 401(k) of the Internal Revenue Code subject to certain limitations as defined in the Plan. Matching contributions are made by the Company at a rate of 20% of employees' contributions. The Company declared and made discretionary profit sharing contributions and matching contributions of $28,000 for the period subsequent to the acquisition from June 30, 1998 to January 2, 1999.


NOTE E -- EMPLOYEE STOCK OWNERSHIP PLAN

Effective May 4, 1989, the Company established the Edac Technologies Corporation Employee Stock Ownership Plan (the ESOP). Employees of the Company are eligible to participate in the ESOP beginning six months following their hire date. The Company makes annual contributions to the ESOP equal to the ESOP's debt service. The ESOP shares initially were pledged as collateral for its debt. As the debt is repaid, shares are released from collateral based on the proportion of debt service paid in the year, and allocated to active employees. The debt of the ESOP is recorded as debt of the Company and the shares pledged as collateral are reported as unearned ESOP compensation expense in the Consolidated Balance Sheets. As shares are released from collateral, the Company reports compensation expense. ESOP compensation expense was $77,778, $77,778 and $77,777 for the years ended January 2, 1999, December 31, 1997 and 1996, respectively. Interest expense incurred on the debt was $6,026, $12,356 and $18,381, for the years ended January 2, 1999, December 31, 1997 and 1996, respectively. The ESOP shares as of January 2, 1999 and December 31, 1997 were as follows:



                                                January 2,   December 31,
                                                   1999        1997
                                                ----------   ------------
                         Allocated shares          567,095        585,906
                         Shares released
                             for allocation        120,545        109,586
                         Unreleased shares          60,269        164,376
                                                ----------   ------------

                         Total ESOP shares         747,909        859,868
                                                ==========   ============

NOTE F -- INCOME TAXES

The Company accounts for income taxes under SFAS No. 109 "Accounting for Income Taxes." Under SFAS No. 109, deferred tax assets or liabilities are computed based on the difference between the financial statement and income tax bases of assets and liabilities using the enacted marginal tax rate. Deferred income tax expenses or benefits are based on the changes in the deferred tax assets and liabilities from period to period.

The provision for (benefit from) income taxes is as follows (in thousands):

                                    1998      1997       1996
                                    ----      ----       ----
  Current provision                 $670      $ 34       $ 20

  Deferred provision (benefit)        35       (13)       (20)
                                    ----      ----       ----

                                    $705      $ 21       $  -
                                    ====      ====       ====



The effective tax rate on income before income taxes is different from the prevailing Federal and state income tax rates as follows (in thousands):

                                               January 2,  December 31,    December 31,
                                                  1999        1997            1996
                                               ----------  ----------      -----------
Income before income taxes                     $ 2,981     $   1,717       $         7
                                               =======     =========       ===========
Income tax at Federal statutory rate           $ 1,014     $     584       $         2

State income taxes-net of Federal benefit            -           119                 1

Meals, entertainment and other                    (195)          (76)              (11)

Change in valuation allowance                     (114)         (606)                8
                                               -------     ---------       -----------
                                               $   705     $      21       $         -
                                               =======     =========       ===========


During 1995 the Company provided a valuation allowance to reserve against deferred tax assets for which it was considered possible that a benefit would not be realized. During 1998 and 1997, the valuation allowance was reversed to the extent assets were considered realizable.

The tax effect of temporary differences giving rise to the Company's deferred tax assets and liabilities are as follows (in thousands):

                                                                    1/2/99           12/31/97
                                                                   -------           --------
Deferred tax liabilities:
     Property, plant and equipment                                 $ 1,036           $    663
     Pension                                                             -                204
     Goodwill                                                           93                  -
     Other                                                             205                310
                                                                   -------           --------
                                                                     1,334              1,177
                                                                   -------           --------

Deferred tax assets:
     Allowance for uncollectible
       accounts receivable                                              63                 52
     Employee compensation and amounts withheld                        291                150
     Accrued expenses                                                  142                103
     Unicap and inventory reserves                                     267                191
     Tax effect of net operating loss carryforwards (federal)          209                542
     Alternative minimum tax credit carryforwards                      312                273
     Other                                                              48                 13
     Valuation allowance                                                 -               (114)
                                                                   -------           --------
                                                                     1,332              1,210
                                                                   -------           --------
Net deferred tax (liability) asset                                 $    (2)          $     33
                                                                   =======           ========

Reflected in consolidated balance sheet as:
         Net current deferred tax asset                            $ 1,166           $    924
         Net long-term deferred tax liability                       (1,168)              (891)
                                                                   -------           --------
                                                                   $    (2)          $     33
                                                                   =======           ========

Due to the change in ownership during 1989 (see Note A), provisions of the Internal Revenue Code restrict the utilization of net operating loss carryforwards (NOLs) attributed to the period prior to the change in ownership. As of January 2, 1999 and December 31, 1997, the Company has pre-change NOLs of approximately $614,000 and $795,500, respectively, available to offset future federal taxable income of which the Company is limited to annual utilization of approximately $181,000. These NOLs expire in the year 2003. In addition, the Company has alternative minimum tax credits of approximately $312,000 which carry forward indefinitely for Federal income tax purposes. These credits can be used in the future to the extent that the Company's regular tax liability exceeds amounts calculated under the alternative minimum tax method.


NOTE G -- COMMITMENTS AND CONTINGENCIES

Lease expense under operating leases was $84,449, $169,567 and $61,088, for the years ended January 2, 1999, December 31, 1997 and 1996, respectively. Minimum rental commitments as of January 2, 1999 for noncancelable operating leases with initial or remaining terms of one year or more are as follows: 1999--$129,455; 2000--$130,853; 2001--$109,582; 2002--$95,769; 2003 $26,686; 2004 and
thereafter-- $32,400.

Under the terms of an agreement executed May 3, 1995 with the State of Connecticut, The Apex Machine Tool Company, Inc. (Apex) obtained a tax free grant in the amount of $200,000, which is secured by a first lien on various equipment and a second lien on the remainder of the Apex assets. The direct financial assistance package requires Apex to maintain its operations in Connecticut through May 3, 2005 and maintain certain employment levels. In the event of a default of the conditions, Apex is required to immediately repay the $200,000 grant plus interest at the rate of 7.5% per annum from the date of the first grant payment.


NOTE H -- MAJOR CUSTOMERS

For the year ended January 2, 1999, sales to United Technologies Corporation, Nordam Manufacturing and a consumer products company amounted to 51%, 11% and 10% of the Company's sales, respectively. For the years ended December 31,

1997 and 1996, sales to United Technologies Corporation amounted to 68% and 67% of sales, respectively. United Technologies Corporation and Nordam Manufacturing operate in the aerospace field.

At January 2, 1999, the Company had $1,996,705 of trade receivables due from United Technologies Corporation, $664,523 due from Nordam Manufacturing and $650,213 due from a consumer products company.


NOTE I -- SEGMENT INFORMATION

In June 1997, the FASB issued SFAS No. 131, "Disclosures about Segments of an Enterprise and Related Information", which established standards for reporting information about operating segments in annual financial statements and requires selected information about operating segments. It also established standards for related disclosures about products, services and geographic areas. Operating segments are defined as components of an enterprise about which financial information is available that is evaluated regularly by the Company's President in deciding how to allocate resources and in assessing performance. The operating segments are managed separately because each operating segment represents a strategic business unit that offers different products and serves different markets.

The Company has four reportable segments identified as Engineered Precision Components, Precision Engineered Technologies, Precision Large Machining and Apex Machine Tool Company (since June 29, 1998). The accounting policies of the segments are the same as those described in the summary of significant accounting policies. The Company evaluates the performance of these segments based on segment profit or loss after income taxes. The Company allocates certain administrative expenses to segments. The amounts in this table are the amounts in reports used by the Company's President for the years ended January 2, 1999 and December 31, 1997 (in thousands):

                                         For the Year ended January 2, 1999
                         ----------------------------------------------------------------------

                         Engineered      Precision      Precision       Apex
                         Precision       Engineered      Large         Machine
                         Components     Technologies   Machining       Tool Co.          Total
                         ----------     ------------   ---------       --------         -------
 Revenues from
   external
   customers             $   18,554     $     13,155   $  11,552       $  9,901         $53,162

 Intersegment
   revenues                      --                4          --            102             106
                         ----------    -------------   ---------       --------         -------
Total revenues               18,554           13,159      11,552         10,003          53,268
                         ==========    =============   =========       ========         =======
 Allocated interest
   expense                      397              418         294            782           1,891

 Allocated
     depreciation and
     amortization               390              377         440            367           1,574

 Segment (loss)
   profit                       (72)             678       1,218            452           2,276

 Income tax (benefit)
   expense                      (24)             210         390            129             705


                                   For the Year ended December 31, 1997
                         -----------------------------------------------------

                         Engineered      Precision     Precision
                         Precision       Engineered      Large
                         Components     Technologies   Machining        Total
                         ----------     ------------   ----------      -------
 Revenues from
   external
   customers             $   20,219     $     11,512   $    6,498      $38,229

 Intersegment
   revenues                      --               --           --           --

 Allocated
   interest expense             331              275          159          765

 Allocated
   depreciation and
   amortization                 322              256          258          836

 Segment (loss)
   profit                     1,185             (667)       1,178        1,696

 Income tax expense
                                 11               --           10           21


Asset information is unavailable by segment. In December 1996, the Company changed the structure of its internal organization creating reportable segments. Accordingly, segment information for the year ended December 31, 1996 is unavailable.

                    REPORT OF INDEPENDENT PUBLIC ACCOUNTANTS



To the Shareholders and Board of Directors of

         Edac Technologies Corporation:



We have audited the accompanying consolidated balance sheets of Edac Technologies Corporation (a Wisconsin corporation) and subsidiaries as of January 2, 1999 and December 31, 1997, and the related consolidated statements of operations, changes in shareholders' equity and cash flows for each of the three years in the period ended January 2, 1999. These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these financial statements based on our audits.

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

In our opinion, the financial statements referred to above present fairly, in all material respects, the financial position of Edac Technologies Corporation and subsidiaries as of January 2, 1999 and December 31, 1997, and the results of their operations and their cash flows for each of the three years in the period ended January 2, 1999 in conformity with generally accepted accounting principles.

                                     /s/ARTHUR ANDERSEN LLP

Hartford, Connecticut
February 12, 1999

OFFICERS
Edward J. McNerney              President and Chief Executive Officer
Ronald G. Popolizio             Executive Vice President, CFO and Secretary


BOARD OF DIRECTORS

James Biondi                    Former owner of Apex Machine Tool Company, Inc.
John DiFrancesco                Chairman
William J. Gallagher            President, William J. Gallagher Company
Robert J. Gilchrist             Managing Director, Horton International, Inc.
Edward J. McNerney              President and Chief Executive Officer
Lee Morris                      Chairman, Robert E. Morris Company
Arnold J. Sargis                President, A. J. Sargis & Associates
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


ANNUAL MEETING

The 1999 annual meeting of shareholders will be held on May 18, 1999 at 10:00 a.m. Eastern Daylight Time at the Farmington Country Club, 806 Farmington Avenue, Farmington, CT.


10-K INFORMATION

A copy of the 1998 Edac Technologies Corporation 10-K report filed with the Securities and Exchange Commission is available without charge by writing to:
Ronald G. Popolizio, Secretary, Edac Technologies Corporation, 1806 New Britain Avenue, Farmington, CT 06032.