Form 10-K, Exhibit 13
period 2000-01-01
EDAC TECHNOLOGIES CORP
filed 2000-04-17
CIK 772572

                                                                      EXHIBIT 13

EDAC TECHNOLOGIES CORPORATION

ANNUAL REPORT

1999

TO OUR SHAREHOLDERS:

This past year was very difficult and disappointing for all employees and shareholders of Edac. After two very successful years of earnings and sales growth, 1999 illustrated the harsh realities of global competition in the aerospace industry.

Incoming orders for precision components, large turning as well as Apex products declined in 1999, reflecting the overall downturn in the industry we serve. By early 1999 this slow-down began to affect production and shipments. The resultant impact on profit was magnified by the highly leveraged position of the Company and charges for inventories, severance charges for the CEO and the write down of underutilized equipment awaiting disposal or sale.

It became apparent as the year progressed that the emphasis of the management team had to be refocused from internal operations to marketing and sales. In addition to a change in emphasis, the need to restructure the organization culminated in a mutual agreement between the board and Mr. McNerney that he resign as CEO. Mr. McNerney must be recognized for his contributions to the Company that included such items as an introduction to lean manufacturing concepts, improved utilization of floor space and renovation of the Gros-Ite facilities.

The focus as year 2000 starts is to work with our bank to restructure the debt and exploring any opportunity for capital infusion and business opportunities to strengthen the balance sheet. Efforts to diversify the customer base are slowly beginning to show results in several business units, and this effort will be intensified in the near future.

We appreciate the support, understanding and unfailing efforts of our employees and the patience of you, the shareholder. The Board is committed to protecting and enhancing shareholder value.


                                          Sincerely yours,

                                         /s/John J. DiFrancesco
                                         John J. DiFrancesco
                                         Chairman of the Board

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

         For the fiscal year ended January 1, 2000, approximately 52% of Edac's net sales were to United Technologies Corporation, 10% were to a consumer products company and 38% were to other industrial based customers.

MARKET INFORMATION

The Company's Common Stock trades on The OTC Bulletin Board under the symbol:
"EDAC".

Prior to September 9, 1999, the Company's Common Stock was listed on the Nasdaq National Market. The following table lists the high and low stock prices of a share of Common Stock on the Nasdaq National Market for periods prior to September 9, 1999, and on the OTC Bulletin Board for periods on or after September 9, 1999.


                             1999                   1998
                    ----------------------  -----------------------
                        High        Low        High         Low
                        ----        ---        ----         ---
First Quarter       $    6.625  $    4.625  $     9.205  $    5.909
Second Quarter           5.688       3.375       16.500       8.409
Third Quarter            4.625       1.500       13.250       5.750
Fourth Quarter           2.000       1.344        7.000       3.688


The sales price quotations above reflect inter-dealer prices, without retail mark-ups, mark-downs or commissions.

The approximate number of shareholders of record plus beneficial shareholders of the Company's Common Stock at March 20, 2000 was 1,505.

The Company has never paid cash dividends and does not anticipate making any cash dividends in the foreseeable future. The Company is prohibited from paying cash dividends by certain loan agreements with its bank (see Note C to the Company's Consolidated Financial Statements included elsewhere in this report).

SELECTED FINANCIAL INFORMATION

The following selected financial information for each of the years in the five-year period ended January 1, 2000 have been derived from the financial statements of the Company as audited by Arthur Andersen LLP, independent auditors, whose report with respect to fiscal 1999, 1998 and 1997 appears elsewhere herein. The following data are qualified by reference to and should be read in conjunction with the Financial Statements and Notes thereto and "Management's Discussion and Analysis of Financial Condition and Results of Operations."


                                        1999            1998         1997         1996           1995
                                      -------------------------------------------------------------------
                                                  (In thousands, except per share data)
SELECTED INCOME STATEMENT DATA
Sales                                 $ 52,395       $ 53,162      $ 38,229      $ 30,249      $ 24,564
Net income (loss)                       (4,058)         2,276         1,696             7        (1,083)
Diluted earnings (loss)
 per common share                        (0.95)          0.50          0.39          0.00         (0.27)


SELECTED BALANCE SHEET DATA

Current assets                        $ 15,460       $ 20,881      $ 15,196      $ 14,058      $ 14,215
Total assets                            44,755         52,608        23,850        19,917        20,352
Current liabilities                     35,053         20,245        10,695         9,402         9,166
Working capital (deficit)              (19,593)           636         4,501         4,656         5,049
Long-term liabilities                    3,614         22,780         6,269         5,043         5,854
Shareholders' equity                     6,088          9,583         6,886         5,473         5,332

MANAGEMENT'S DISCUSSION AND ANALYSIS OF FINANCIAL CONDITION AND RESULTS OF OPERATIONS


         In 1999 the Company experienced a significant reduction in revenues in its Engineered Precision Components and Precision Large Machining groups. This revenue loss of $7,697,000, or 25.6%, from $30,106,000 in 1998 to $22,409,000 in
1999 was primarily due to decreased production for engine components from the divisions' major customers. The combination of lower revenues in a key product line, combined with certain charges, led to the Company's disappointing results in 1999. Edac reported a loss of $4.1 million, which included $3.2 million of charges associated with inventory reserves, accounts receivable reserves, impairment charges for equipment to be disposed of or sold, the write off of deferred loan costs and severance charges. The Company's management team is taking several actions to improve the Company's financial performance in 2000. These actions include, but are not limited to, reducing overhead costs and indirect staffing levels, expanding marketing activities to diversify the Company's customers and markets, disposing of underutilized assets (including property, plant and equipment), re-negotiating unfavorable contracts and combining operating units to improve resource utilization. Management believes, but has no assurances, that these initiatives will improve the Company's operating performance in 2000.

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

RESULTS OF OPERATIONS

         The following discussion should be read in conjunction with the Consolidated Financial Statements of the Company and related notes thereto.

         Sales to the Company's principal markets are as follows(in thousands):

                          1999          1998         1997
                          ----          ----         ----
Aerospace customers...   $36,236      $36,348      $28,758
Other ................    16,159       16,814        9,471
                         -------      -------      -------
                          52,395       53,162       38,229


         Sales decreased $767,000, or 1.4%, from $53,162,000 in 1998 to
$52,395,000 in 1999. Aerospace sales decreased $112,000, or 0.3%, from 1998 to
1999 representing weaker sales to the Company's primary aerospace customer. Sales to non-aerospace customers decreased $655,000, or 3.9%, representing an overall decline in the Company's non-aerospace customers. Sales to the consumer products industry represented 10% of the Company's total sales for 1999. Sales included an entire year for the Apex Machine Tool division in 1999 compared to six months in 1998. As a result, Apex's sales increased $8,419,000, from $9,901,00 in 1998 to $18,320,000 in 1999. During 1999, the Company's principal aerospace customer continued to reduce its vendor base as it has in prior years. During this vendor base realignment, the Company has improved its performance and the Company believes it is currently viewed as a leader by this customer. As of January 1, 2000, sales backlog was approximately $29,800,000, compared to approximately $36,000,000 at January 2, 1999.

         Sales for the Precision Engineered Technologies group decreased $1,489,000, or 11.3%, to $11,666,000 in 1999 compared to $13,155,000 in 1998.
During 1999, as part of the Company's restructuring efforts, the tooling area at Gros-Ite Industries was combined with Apex Machine Tool. The design area of Apex Machine Tool was combined with Gros-Ite Industries. This change enabled the Company to reduce overhead costs and enhance customer service. The decrease in sales for Precision Engineered Technologies is due to the overall decrease in business from the Company's major customers.

         Sales for the Precision Large Machining group decreased 40.6%, or $4,687,000, to $6,865,000 in 1999 compared to $11,552,000 in 1998. This decrease is a direct result of lower demand for new aircraft engine builds. The Company initiated a new marketing effort to expand the number of customers and increase the number of products it can manufacture for those customers. In addition to aerospace, the Company is considering manufacturing parts for land based turbines for diversification and revenue enhancement.

         Sales for the Engineered Precision Components group decreased $3,010,000, or 16.2%, to $15,544,000 in 1999 compared to $18,554,000 1998. The primary reason for this decrease has been the overall downturn in the aerospace industry which has affected the Company's major aerospace customer.

         Sales increased $14,933,000, or 39.1%, to $53,162,000 in 1998 from
$38,229,000 in 1997. Aerospace sales increased $7,590,000, or 26.4%, from 1997 representing stronger sales to the Company's principal aerospace customer and substantial increases in sales to other aerospace customers. Due to Edac's diversification efforts, sales to non-aerospace customers increased $7,343,000, or 77.5%, from 1997 to 1998. Sales attributable to Apex represented $9,901,000 of the Company's sales for 1998 compared to $0 in 1997.

         Sales for the Precision Engineered Technologies group increased $1,643,000, or 14%, to $13,155,000 in 1998 from $11,512,000 in 1997 due primarily to the increase in sales to markets other than the aerospace market. The Company's corporate diversification program, designed to diversify the Company's sales into other markets and reduce the Company's dependence on the aerospace industry resulted in sales to the consumer products industry reaching 10% of the Company's total sales for 1998. Sales to other non-aerospace industries also contributed to the increase in sales for this group.

         Sales for the Precision Large Machining group increased $5,054,000, or 78%, to $11,552,000 in 1998 from $6,498,000 in 1997. Expenditures for capital equipment in 1997 and early 1998 for machinery and equipment provided additional capacity resulting in the increase in sales.

         Sales for Engineered Precision Components decreased $1,665,000, or 8%, to $18,554,000 in 1998 from $20,219,000 in 1997 due primarily to the postponement in the third quarter of orders scheduled for delivery in the third and fourth quarters to a major aerospace customer.

         Cost of sales as a percentage of sales increased in 1999 to 91.7% from 81.5% in 1998. This increase was caused by lower sales levels to cover fixed manufacturing costs. In addition, rapid and dramatic decline in both the commercial and military jet engine marketplace has caused severe schedule shifting, delays of orders, cancellations of orders and smaller production quantities all of which negatively impacted productivity and gross margins in the Engineered Precision Components and Large Machining areas. Due to this decline in sales and the downward trend in the aerospace industry, the Company has increased its reserves on inventory and other reserves by $1,875,000. The Company also recorded impairment charges associated with equipment sold or to be sold of $600,000.

         Cost of sales as a percentage of sales decreased in 1998 to 81.5% from 84.5% in 1997. This decrease is a result of the efficiencies obtained through lean manufacturing techniques. The Company also experienced higher sales levels to cover fixed manufacturing costs.

         Selling, general and administrative expenses were $6,047,000 in 1999, representing an increase of $1,071,000, or 21.5%, from the 1998 level of $4,976,000. Increases in 1999 were due to severance charges related to the former CEO of $750,000 and a full year of expenses for Apex Machine Tool Company in 1999 compared to six months in 1998 resulting in an increase of $1,037,000. As a percentage of sales, selling, general and administrative costs were 11.5% of sales in 1999 and 9.5% in 1998.

         Selling, general and administrative expenses were $4,976,000 in 1998, representing an increase of $1,446,000, or 41.0%, from the 1997 level of $3,531,000. The increase in these expenses was primarily the result of an additional $962,000 of expenses attributable to Apex and additional costs for selling and promotional expenses. As a percentage of sales, selling, general and administrative costs were 9.4% of sales in 1998 and 9.2% of sales in 1997.

         Interest expense for 1999 increased to $3,279,000 from $1,962,000 in 1998. This increase was due in part to debt incurred in connection with the acquisition of Apex Machine Tool Company in June 1998. In addition, in October 1999 the Company entered into a forbearance agreement with its principal bank. This agreement requires interest to be charged at 1 1/4% above the rate prior to the forbearance agreement. Additionally, in 1999 the Company wrote-off deferred financing costs of $425,179 as a result of the forbearance agreement. Such costs are included in interest expense.

         Interest expense for 1998 increased $1,187,000 from $775,000 in 1997 to $1,962,000. This increase was due to additional debt incurred for the acquisition of Apex.

         Other income of $44,000 for 1999 consisted primarily of interest income.

         Other income for 1998 and 1997 was $91,000 and $81,000, respectively. These amounts consisted primarily of gains on sales of assets and a gain on an investment.

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

         The following is selected cash flow data from the Consolidated Statements of Cash Flows (in thousands):


                                        1999             1998              1997
                                        ----             ----              ----
Net cash provided by
  operating activities .......        $  3,844         $  3,199         $  1,677
Net cash used in
  investing activities .......          (1,138)         (26,756)          (3,642)
Net cash (used in) provided by
  financing activities .......          (2,790)          23,649            1,908


         Net cash provided by operating activities in 1999 results primarily from reductions in inventory and accounts receivable amounts (partially due to higher reserve levels) offset partially by lower accounts payable, accrued employee compensation and other accrued expenses.

         Net cash provided by operating activities in 1998 results primarily from net income prior to non-cash charges.

         Net cash provided by operating activities in 1997 results primarily from net income and reductions in prepaid expenses, offset partially by higher levels of accounts receivable and inventories.

         Net cash used in investing activities for 1999 consists primarily of expenditures for machinery and computer equipment.

         Net cash used in investing activities for 1998 included $20,585,000 for the acquisition of Apex and $6,682,000 for capital expenditures to add capacity and increase productivity. Net cash used in investing activities for 1997 consists of capital expenditures to add capacity and increase productivity.

         Net cash (used in) provided by financing activities resulted primarily from net bank borrowings/repayments.

         Estimated capital expenditures for 2000 are approximately $600,000.


The following is selected capitalization data from the Consolidated Balance Sheets (in thousands):

                                                                          1/1/00                    1/2/99
                                                                          ------                    ------
         Revolving and equipment
           lines of credit....................................           $ 6,152                   $ 7,512
         Current portion of
           long-term debt.....................................            22,431                     4,760
         Long-term debt,
       less current portion...................................             2,495                    21,606
         Shareholders' equity.................................             6,088                     9,583
         Debt to total
           capitalization.....................................               84%                       78%
         Unused revolving line
           of credit..........................................             2,187                     4,373

         During 1999, the Company was in violation of certain of its financial covenants contained in its primary financing arrangement with a bank which includes revolving credit and term financing (the Agreement). As of January 1, 2000, the Company had aggregate borrowings under the Agreement and other borrowings with the bank of $27,524,000. The Agreement provides the bank a first priority security interest in substantially all of the Company's assets and is generally cross collateralized and cross defaulting with other borrowings with the bank. Accordingly, as of January 1, 2000, all amounts outstanding to the bank are classified as current in the consolidated balance sheet. The Company has entered into a series of short-term forbearance agreements with the bank which prevents the acceleration and collection of the indebtedness until April 30, 2000, the expiration date of the most recent agreement. In accordance with the forbearance agreements, starting September 1, 1999, the Bank began charging a default rate of interest representing an additional 1 1/4% per annum and will charge a $77,500 success fee payable on the earlier of June 30, 2000 or demand by the bank. The forbearance agreements decreased the amount the Company can borrow on its revolving line of credit to an amount which is the lesser of $10,000,000 or an amount determined by a formula based on percentages of the Company's receivables and inventory. As of January 1, 2000, $2,187,000 was available for additional borrowings under the terms of the most recent forbearance agreement. As a result of the forbearance agreements, the Company expensed the remaining unamortized deferred financing fees of $425,179 in 1999. These costs are included as a component of interest expense in the consolidated statement of operations. As of April 11, 2000, the Company is negotiating an extension to its latest forbearance agreement and expects to receive an extension within the next 30 days. There is no assurance that the Company will be able to extend the maturity of the forbearance agreement and the bank would then have the right to demand repayment of the $27,524,000 outstanding on April 30, 2000. If the bank ultimately requires repayment of the indebtedness, the Company will need to find alternative financing and there can be no assurance that alternative financing would be available on terms acceptable to the Company, if at all. Any inability to obtain such alternative financing, if necessary, would seriously harm the Company's ability to continue as a going concern.

         As of January 1, 2000, the Company's current liabilities exceeded current assets by $19,593,000. This is due primarily to the reclassification of $18,860,000 to current liabilities from long-term liabilities as a result of the current forbearance agreement. The Company's working capital deficit of $19,593,000 on January 1, 2000 represents a decrease of $20,230,000 from the $636,000 of working capital the Company had on January 2, 1999.

         All statements other than historical statements contained in this report on Form 10-K constitute "forward-looking statements" within the meaning of the Private Securities Litigation Reform Act of 1995. Without limitation, these forward looking statements include statements regarding the Company's business strategy and plans, statements about the adequacy of the Company's working capital and other financial resources and other statements herein that are not of a historical nature. These forward-looking statements rely on a number of assumptions concerning future events and are subject to a number of uncertainties and other factors, many of which are outside of the Company's control, that could cause actual results to differ materially from such statements. These include, but are not limited to, factors which could affect demand for the Company's products and services such as general economic conditions and economic conditions in the aerospace industry and the other industries in which the Company competes;

competition from the Company's competitors; the Company's ability to complete a new forbearance agreement with its bank and the Company's ability to continue as a going concern if it is unable to do so; the Company's ability to dispose of underutilized assets; and other factors discussed in the Company's annual report on Form 10-K for the year ended January 1, 2000. The Company disclaims any intention or obligation to update or revise any forward-looking statements, whether as a result of new information, future events or otherwise.

EDAC TECHNOLOGIES CORPORATION
CONSOLIDATED BALANCE SHEETS

                                                        January 1,         January 2,
                                                          2000                1999
                                                       -----------        -----------
ASSETS

CURRENT ASSETS:
    Cash                                               $   145,386        $   229,480
    Accounts receivable (net of allowance
       for doubtful trade accounts of
       $207,000 in 1999 and $160,000 in 1998)            4,811,993          6,745,433
    Inventories, net                                     8,804,497         12,418,181
    Prepaid expenses and other current
       assets                                              442,133            321,730
    Refundable income taxes                                556,159                 --
    Deferred income taxes                                  699,649          1,166,469
                                                       -----------        -----------
                        Total current assets            15,459,817         20,881,293
                                                       -----------        -----------


PROPERTY, PLANT AND EQUIPMENT, at cost:
    Land                                                   865,182            865,182
    Buildings                                            7,065,794          6,837,584
    Machinery and equipment                             20,640,896         20,119,609
                                                       -----------        -----------
                                                        28,571,872         27,822,375
    Less - accumulated depreciation                     10,628,387          8,630,371
                                                       -----------        -----------
                                                        17,943,485         19,192,004
                                                       -----------        -----------

OTHER ASSETS:
    Goodwill (net of accumulated amortization
      of $427,932 in 1999 and $143,484 in 1998)         10,949,972         11,234,420
    Other                                                  401,562          1,300,146
                                                       -----------        -----------

TOTAL ASSETS                                           $44,754,836        $52,607,863
                                                       ===========        ===========

The accompanying notes are an integral part of these consolidated financial statements.

EDAC TECHNOLOGIES CORPORATION
CONSOLIDATED BALANCE SHEETS  (CONTINUED)

                                                       January 1,            January 2,
                                                          2000                 1999
                                                      ------------         ------------
LIABILITIES AND SHAREHOLDERS' EQUITY

CURRENT LIABILITIES:
    Revolving and equipment lines of credit           $  6,151,925         $  7,512,407
    Current portion of long-term debt                   22,430,798            4,759,750
    Trade accounts payable                               3,348,140            3,623,598
    Employee compensation and amounts
       withheld                                          1,137,120            2,134,176
    Accrued expenses                                     1,985,264            2,215,100
                                                      ------------         ------------
                   Total current liabilities            35,053,247           20,245,031
                                                      ------------         ------------

LONG-TERM DEBT, less current portion                     2,494,686           21,606,043
                                                      ------------         ------------

OTHER LIABILITIES                                          419,346                6,000
                                                      ------------         ------------

DEFERRED INCOME TAXES                                      700,000            1,168,000
                                                      ------------         ------------

COMMITMENTS AND CONTINGENCIES (NOTE G)

SHAREHOLDERS' EQUITY:
    Common stock, par value $.0025 per
       share; 10,000,000 shares authorized;
       issued and outstanding--4,269,080
       in 1999 and 4,261,580 in 1998                        10,673               10,654
    Additional paid-in capital                           9,153,941            9,033,162
    (Accumulated deficit) retained earnings             (3,077,057)             981,062
                                                      ------------         ------------
                                                         6,087,557           10,024,878
   Less - deferred ESOP compensation
      expense                                                   --              (38,889)
   Less - accumulated other comprehensive loss                  --             (403,200)
                                                      ------------         ------------
                Total Shareholders' Equity               6,087,557            9,582,789
                                                      ------------         ------------

TOTAL LIABILITIES AND SHAREHOLDERS' EQUITY            $ 44,754,836         $ 52,607,863
                                                      ============         ============


The accompanying notes are an integral part of these consolidated financial statements.

EDAC TECHNOLOGIES CORPORATION
CONSOLIDATED STATEMENTS OF OPERATIONS

                                                                           FOR THE YEARS ENDED
                                                         ------------------------------------------------------
                                                          January 1,           January 2,          December 31,
                                                             2000                 1999                 1997
                                                         ------------         ------------         ------------
Sales                                                    $ 52,394,843         $ 53,162,275         $ 38,229,389

Cost of Sales                                              48,035,346           43,334,125           32,287,962
                                                         ------------         ------------         ------------
    GROSS PROFIT                                            4,359,497            9,828,150            5,941,427

Selling, General and Administrative Expenses                6,046,730            4,976,044            3,530,614
                                                         ------------         ------------         ------------
    (LOSS) INCOME FROM OPERATIONS                          (1,687,233)           4,852,106            2,410,813

Non-Operating (Expense) Income:
    Interest expense                                       (3,278,532)          (1,961,974)            (774,864)
    Other                                                      43,775               90,942               81,199
                                                         ------------         ------------         ------------

     (LOSS) INCOME BEFORE INCOME TAXES                     (4,921,990)           2,981,074            1,717,148

(Benefit from) provision for Income Taxes                    (863,871)             704,802               21,000
                                                         ------------         ------------         ------------

    NET (LOSS) INCOME                                    $ (4,058,119)        $  2,276,272         $  1,696,148
                                                         ============         ============         ============



Basic (Loss) Earnings Per Common Share (Note A)          $      (0.95)        $       0.54         $       0.41
Diluted (Loss) Earnings Per Common Share (Note A)        $      (0.95)        $       0.50         $       0.39




The accompanying notes are an integral part of these consolidated financial statements.

EDAC TECHNOLOGIES CORPORATION
CONSOLIDATED STATEMENTS OF CASH FLOWS

                                                                           FOR THE YEARS ENDED
                                                         ------------------------------------------------------
                                                          January 1,           January 2,         December 31,
                                                             2000                1999                 1997
                                                        ------------         ------------         ------------
Operating Activities:
    Net (loss)income                                    ($ 4,058,119)        $  2,276,272         $  1,696,148
    Adjustments to reconcile net (loss) income
        to net cash provided by
       operating activities:
       Deferred income taxes                                (271,180)              35,000              (13,592)
       Amortization of deferred ESOP
         compensation expense                                 38,889               77,778               77,778
       Depreciation and amortization                       2,957,582            1,574,441              835,963
       Loss (gain) on sale of property
         and equipment                                        12,075              (25,874)              12,145
       Writedown of equipment                                600,000                   --                   --
       Stock option grants and modifications                 110,460                   --                   --
       Inventory reserve                                     620,651              108,806              200,000
    Changes in operating assets and liabilities:
       Accounts receivable                                 1,933,440             (172,467)            (495,405)
       Refundable income taxes                              (556,159)                  --                   --
       Inventories                                         2,993,033             (815,310)            (823,253)
       Prepaid expenses and other
           current assets                                   (120,403)            (250,239)             306,971
      Trade accounts payable                                (275,458)            (359,093)            (273,878)
      Other current liabilities                             (553,692)             752,680              156,991
      Other liabilities                                      413,346               (3,000)              (3,000)
                                                        ------------         ------------         ------------
      Net cash provided by
          operating activities                             3,844,465            3,198,994            1,676,868
                                                        ------------         ------------         ------------

Investing Activities:
    Additions to property, plant and
        equipment                                         (1,439,542)          (6,681,595)          (3,057,652)
    Proceeds from sales of property,
        plant and equipment                                   34,825               65,757              108,016
    Acquisition of Apex
      Machine Tool Company, Inc.                                  --          (20,585,392)                  --
   Decrease (increase) in other assets                       266,611              445,462             (692,822)
                                                        ------------         ------------         ------------
          Net cash used in
               investing activities                       (1,138,106)         (26,755,768)          (3,642,458)
                                                        ------------         ------------         ------------


The accompanying notes are an integral part of these consolidated financial statements.

EDAC TECHNOLOGIES CORPORATION
CONSOLIDATED STATEMENTS OF CASH FLOWS   (CONTINUED)

                                                               FOR THE YEARS ENDED
                                              ------------------------------------------------------
                                              January 1,           January 2,          December 31,
                                                 2000                 1999                 1997
                                             ------------         ------------         ------------
Financing Activities:
    (Decrease) increase in revolving
       line of credit, net                     (1,360,482)           3,404,925              312,911
    Payments of long-term debt                 (1,897,592)          (1,381,285)            (548,342)
    Borrowings of long-term debt                  457,283           21,359,268            2,023,894
    Proceeds from exercise of options
       for common stock                            10,338              265,726              119,365
                                             ------------         ------------         ------------

    Net cash (used in) provided by
        financing activities                   (2,790,453)          23,648,634            1,907,828
                                             ------------         ------------         ------------

(Decrease) increase in cash                       (84,094)              91,860              (57,762)
Cash at beginning of year                         229,480              137,620              195,382
                                             ------------         ------------         ------------

Cash at end of year                          $    145,386         $    229,480         $    137,620
                                             ============         ============         ============


Supplemental Disclosure of
    Cash Flow Information:
        Interest paid                        $  2,623,883         $  1,716,435         $    759,907
        Income taxes paid                         598,721                5,700               33,659



The accompanying notes are an integral part of these consolidated financial statements.

EDAC TECHNOLOGIES CORPORATION
CONSOLIDATED STATEMENTS OF CHANGES IN SHAREHOLDERS' EQUITY


                                                       Additional     Accumulated     Deferred ESOP   Accumulated Other
                                           Common        Paid-In       Deficit)      Comprehension     Comprehensive
                                            Stock        Capital   Retained Earnings     Expense       (Loss) Income        Total
                                         -----------  -----------  ----------------- --------------   ----------------- -----------
Balances at January 1, 1997              $    10,352  $ 8,648,373   $(2,991,358)      $  (194,445)                      $ 5,472,922

Comprehensive income:
  Net income                                                          1,696,148                                           1,696,148
  Minimum pension liability adjustment,
    net of income taxes                                                                                   (480,450)        (480,450)
                                                                                                                        -----------
Total comprehensive income                                                                                                1,215,698
                                                                                                                        -----------

ESOP deferred compensation expense                                                         77,778                            77,778

Exercise of stock options, net
    of income tax benefit                        201      119,164                                                           119,365
                                         -----------  -----------   -----------       -----------      -----------      -----------

Balances at December 31, 1997                 10,553    8,767,537    (1,295,210)         (116,667)        (480,450)       6,885,763

Comprehensive income:
  Net income                                                          2,276,272                                           2,276,272
  Minimum pension liability adjustment                                                                      77,250           77,250
                                                                                                                        -----------
Total comprehensive income                                                                                                2,353,522
                                                                                                                        -----------
ESOP deferred compensation expense                                                         77,778                            77,778

Exercise of stock options, net
    of income tax benefit                        101      265,625                                                           265,726
                                         -----------  -----------   -----------       -----------      -----------      -----------

Balances at January 2, 1999                   10,654    9,033,162       981,062           (38,889)        (403,200)       9,582,789

Comprehensive income (loss):
  Net loss                                                           (4,058,119)                                         (4,058,119)
  Minimum pension liability adjustment,
    net of income taxes                                                                                    403,200          403,200
                                                                                                                        -----------
Total comprehensive loss                                                                                                 (3,654,919)
                                                                                                                        -----------

ESOP deferred compensation expense                                                         38,889                            38,889

Stock options expense, net
    of income tax benefit                         19      120,779                                                           120,798
                                         -----------  -----------   -----------       -----------      -----------      -----------

Balances at January 1, 2000              $    10,673  $ 9,153,941   ($3,077,057)               --               --      $ 6,087,557
                                         ===========  ===========   ===========       ===========      ===========      ===========



The accompanying notes are an integral part of these consolidated financial statements.

EDAC TECHNOLOGIES CORPORATION

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

JANUARY 1, 2000 AND JANUARY 2, 1999




NOTE A - ORGANIZATION AND BUSINESS, ACQUISITION AND SIGNIFICANT ACCOUNTING POLICIES


ORGANIZATION AND BUSINESS

Until May 12, 1989, Edac Technologies Corporation (the Company) was a subsidiary of Cade Industries, Inc. (Cade) which owned approximately 57% of the Company's outstanding Common Stock. Effective May 12, 1989, Cade sold its investment in the Company's Common Stock to a partnership comprised of certain members of the Company's management and the Edac Technologies Corporation Employee Stock Ownership Plan (ESOP). In January 1997, the Company's Common Stock held by the partnership was distributed to the individual partners and the partnership was liquidated. The ESOP owns 15.5% of the Company's outstanding Common Stock as of January 1, 2000.

The accompanying consolidated financial statements include Edac Technologies Corporation and its wholly owned subsidiaries, Gros-Ite Industries Inc. and Apex Machine Tool Company, Inc. Results of operations of Apex Machine Tool Company, Inc. are included in the Company's Consolidated Statements of Operations since June 29, 1998, the effective date of the business combination described below.

The Company incurred a loss from operations of $1.7 million for 1999 and is operating under a forbearance agreement with respect to its principal financing arrangements, including revolving credit and term financing, of $27.5 million. As of April 11, 2000, the Company is working with it lender to extend the forbearance agreement or obtain a long-term financing arrangement. The Company expects to receive an extension prior to April 30, 2000; however, there is no assurance that the Company will be able to obtain an extension of the forbearance agreement and the bank would then have the right to demand repayment of the $27.5 million outstanding on April 30, 2000. If the bank ultimately requires repayment of the indebtedness, the Company will need to find alternative financing and there can be no assurance that alternative financing would be available on terms acceptable to the Company, if at all. The Company's management team is taking several actions to improve the Company's financial performance in 2000. These actions include, but are not limited to, reducing overhead costs and indirect staffing levels, expanding marketing activities to diversify the Company's customers and markets, disposing of underutilized assets (including property , plant and equipment), re-negotiating unfavorable contracts and combining operating units to improve resource utilization. Management believes, but has no assurance, that these initiatives will improve the Company's operating performance in 2000.

These matters raise substantial doubt about the Company's ability to continue as a going concern. The consolidated financial statements do not include any adjustments relating to the recoverability and classification of asset carrying amounts or the amount and classification of liabilities that might result should the Company be unable to continue as a going concern.



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

The following table summarizes the allocation of the cost of Apex to the net assets acquired (in thousands):



                  Accounts receivable....................................................   $2,670
                  Inventories ...........................................................    1,525
                  Prepaid expenses and other assets .....................................       27
                  Property, plant and equipment .........................................    6,316
                  Goodwill ..............................................................   11,378
                  Covenant not to compete ...............................................      100
                  Deferred loan costs ...................................................      657
                  Accounts payable and accrued expenses .................................   (2,088)
                                                                                           -------
                                                                                           $20,585
                                                                                           =======

The acquisition was principally funded through borrowings under the Company's revolving credit facility and borrowings under a $14,000,000 note payable with the Company's principal lender. The seller also provided financing of $2,710,688 relating to the purchase of the two buildings used in the operation of Apex (See Note C). The Company had a contingent purchase option for the purchase of 55 Spring Lane in Farmington, CT. During 1999, the Company reached a settlement agreement which in effect terminated the purchase option.

The unaudited pro forma consolidated financial information for the years ended January 2, 1999 and December 31, 1997 as though the acquisition of Apex had been consummated at the beginning of the respective periods are as follows (in thousands, except share data):

                                                                           January 2,        December 31,
                                                                              1999               1997
                                                                              ----               ----
                  Sales                                                       $64,261            $58,323
                  Net income                                                    2,820              3,174
                  Average shares (basic)                                    4,244,980          4,186,617
                  Basic income per share                                        $0.66              $0.76
                  Average shares (diluted)                                  4,533,449          4,378,146
                  Diluted income per share                                      $0.62              $0.72


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

Revenue Recognition: Sales are recorded when goods are shipped to the Company's customers.

Fiscal Year: Effective January 1, 1998, the Company changed its fiscal year to a 52 week fiscal period. The Company's fiscal year now ends on the Saturday closest to December 31. This change did not result in a material difference for the years ended January 1, 2000 and January 2, 1999.

Inventories: Inventories are stated at the lower of cost (first-in, first-out method) or market. As of January 1, 2000 and January 2, 1999, inventories consisted of the following:



                                           January 1,            January 2,
                                              2000                  1999
                                              ----                  ----
                       Raw materials       $1,926,177           $ 2,519,411
                       Work-in-progress     6,685,644             7,090,353
                       Finished goods       1,222,133             3,217,223
                                            ---------             ---------
                       Gross inventories    9,833,954            12,826,987
                                           (1,029,457)             (408,806)
                                           ----------           -----------
                       Inventories, net    $8,804,497           $12,418,181
                                           ==========           ===========

Long-Lived Assets: Property, plant and equipment are stated at cost. Provisions for depreciation and amortization are computed using the straight-line method over 3 to 12 years for machinery and equipment and 25 years for buildings for financial reporting purposes.

The Company accounts for its investments in long-lived assets in accordance with Statement of Financial Accounting Standards No. 121, "Accounting for the Impairment of Long-Lived Assets and Long-Lived Assets to be Disposed of" (SFAS No. 121). SFAS No. 121 requires a company to review long-lived assets for impairment whenever events or changes in circumstances indicate that the carrying amount of an asset may not be recoverable. The Company recognizes an impairment when the carrying value of the property exceeds its estimated fair value less cost to sell or its costs are not estimated to be earned by its activities. During 1999, the Company determined certain equipment would no longer be utilized. The Company is holding the equipment for sale and has written the equipment down to the estimated net realizable value resulting in a charge to cost of sales of $600,000 for the year ended January 1, 2000. No impairments were recorded for the years ended January 2, 1999 or December 31, 1997.


Goodwill represents the excess of the purchase price over the fair values of net assets acquired in connection with the Apex acquisition. Goodwill is amortized over 40 years. The Company monitors the overall profitability and future expectations of profitability of Apex in order to assess whether any impairment of recorded goodwill has occurred.

Derivative Instruments: The Company uses interest rate swap agreements to reduce interest rate risks and to manage interest expense. Each interest rate swap agreement is designated with all or a portion of the principal balance and the repayment term of a specific debt. These agreements effectively convert floating-rate debt into fixed-rate debt over the life of the swap agreement, without an exchange of the notional amount upon which the payments are based. The differential to be paid or received as interest rates change is accrued and recognized as an adjustment of interest expense related to the debt. The fair value of the swap agreements are not recognized in the financial statements.

(Loss) Earnings Per Share: Basic (loss) earnings per common share are based on the average number of common shares outstanding during the year. Diluted (loss) earnings per common share assumes, in addition to the above, a dilutive effect of common share equivalents during the year. Common share equivalents represent dilutive stock options using the treasury method. The number of shares used in the earnings per common share computation for 1999, 1998 and 1997, are as follows:



                                                             January 1,       January 2,         December 31,
                                                                2000              1999             1997
                                                                ----              ----             ----
Basic:
  Average common shares outstanding                           4,268,445        4,244,980         4,186,617

Diluted:
  Dilutive effect of stock options                                    -          288,469           191,529
                                                              ---------        ---------         ---------
  Average shares diluted                                      4,268,445        4,533,449         4,378,146
                                                              =========        =========         =========



Options to purchase 523,157 shares of common stock were not included in the computation of earnings (loss) per share for the year ended January 1, 2000 since their effect was antidilutive.

Stock options: The Company accounts for stock-based compensation for employees in accordance with Accounting Principles Board Opinion No. 25. Stock-based compensation for non-employees is accounted for in accordance with SFAS No. 123, "Accounting for Stock-Based Compensation".

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

New Accounting Standards: In June 1999, the Financial Accounting Standard Board
(FASB) issued SFAS No. 137, "Accounting for Derivative Instruments and Hedging Activities-Deferral of the Effective Date of SFAS No. 133 - an Amendment of SFAS No. 133" for the sole purpose of updating the effective date of adoption of SFAS No. 133 to January 1, 2001. SFAS No. 133 establishes accounting and reporting standards requiring that each derivative instrument (including certain derivative instruments embedded in other contracts) be recorded in the balance sheet as either an asset or liability measured at its fair value. The statement requires that changes in the derivative's fair value be recognized currently in earnings unless specific hedge accounting criteria are met. Special accounting for qualifying hedges allows a derivative's gains and losses to offset related results on the hedged item in the statement of operations and requires that a company formally document, designate and assess the effectiveness of transactions that receive hedge accounting. SFAS No. 133 cannot be applied retroactively. Management has not yet quantified the impact of adopting SFAS No. 133 on the Company's financial statements and has not determined the timing or method of the Company's adoption of SFAS No. 133.

In December 1999, the Securities and Exchange Commission's Staff Accounting Bulletin No. 101 (SAB 101) Revenue Recognition, was issued. SAB 101 will require a company to defer revenue recognition on product shipments until contractual terms of customer acceptance, including inspection and installation requirements, are met. The Company will be required to adopt this new accounting principle through a cumulative charge to retained earnings in accordance with the provisions of APB Opinion No. 20 no later than the second quarter of fiscal 2000. The Company does not believe that the adoption of this standard will have a material impact on its future operating results.


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

The Company has computed the pro forma disclosures required under SFAS No. 123 for options granted in fiscal 1999, 1998 and 1997 using the Black-Scholes option pricing model prescribed by SFAS No. 123. The weighted average assumptions used are as follows:



                                                          1999                  1998                  1997
                                                          ----                  ----                  ----

Risk free interest rate                                   6.00%            4.39% to 5.38%       5.16% to 5.65%
Expected dividend yield                                   None                  None                  None
Expected lives                                         3 years               3 years               3 years
Expected volatility                                        84%                   80%                   86%


Had compensation cost for the Company's employee stock options plan been determined based on the fair value at the grant dates of awards under these plans consistent with the method of SFAS No. 123, the Company's net (loss) income applicable to common shareholders would have been adjusted to reflect the following pro forma amounts:



                                                          1999                  1998                  1996
                                                          ----                  ----                  ----

(Loss) income applicable to common shareholders:
         As reported                              $(4,058,119)            $2,276,272            $1,696,148
         Pro forma                                 (4,254,294)             2,153,232             1,557,680

Pro forma net (loss) income per common share:
    Basic (loss) earnings per share
         As reported                                   $(0.95)                 $0.54                 $0.41
         Pro forma                                      (1.00)                  0.51                  0.37

    Diluted (loss) earnings per share:
         As reported                                   $(0.95)                 $0.50                 $0.39
         Pro forma                                      (1.00)                  0.47                  0.36


A summary of the status of the Company's stock option plans as of January 1, 2000, January 2, 1999 and December 31, 1997, and changes during the years then ended is presented below:


                                              1999                            1998                              1997
                                 -------------------------------- ------------------------------  ---------------------------------
                                                      WEIGHTED-                     WEIGHTED-                           WEIGHTED-
                                                      AVERAGE                       AVERAGE                              AVERAGE
                                       SHARES         EXERCISE        SHARES        EXERCISE            SHARES          EXERCISE
                                                       PRICE                         PRICE                                PRICE
                                 ---------------- --------------- ------------- ----------------  -----------------  ---------------

Outstanding at beginning of              486,657      $3.74            373,257       $2.64                 267,300      $0.79
year
Granted                                   65,000       2.11            157,000        0.58                 194,700       4.15
Exercised                                (7,500)       1.38           (43,600)       1.52                 (88,743)       0.56
Expired                                 (21,000)       5.72              -             -                       -          -
                                 ----------------                 -------------                  ------------------
Outstanding at end of year               523,157       3.49            486,657        3.74                 373,257       2.64
                                 ================                 =============                  ==================

Options exercisable at
  year-end                               473,157       3.69            318,657       3.29                  200,558       1.40
                                         =======                       =======                             =======
Weighted-average fair
  value of options granted
  during the year                         $1.45                         $3.17                               $0.98
                                          ======                        ======                              =====


      The following table summarizes information about stock options outstanding at January 1, 2000:

                                         OPTIONS OUTSTANDING                                OPTIONS EXERCISABLE
                          ---------------------------------------------------      ---------------------------------------

                                             WEIGHTED-
                             NUMBER          AVERAGE            WEIGHTED-             NUMBER             WEIGHTED-
                           OUTSTANDING      REMAINING           AVERAGE            EXERCISABLE            AVERAGE
     EXERCISE PRICE            AT          CONTRACTUAL          EXERCISE                AT               EXERCISE
                             1/1/00      LIFE (IN YEARS)         PRICE                1/1/00               PRICE
------------------------- -------------- ----------------- -------------------     -------------    --------------------
         $0.91                  110,000        1.9               $0.91                  110,000            $0.91
          1.14                   22,000        0.5                1.14                   22,000             1.14
          1.25                    6,957        1.5                1.25                    6,957             1.25
          1.65                    1,500        2.2                1.65                    1,500             1.65
          1.69                   50,000        9.8                1.69                        -             1.69
          2.05                   80,500        7.4                2.05                   80,500             2.05
          3.50                   15,000        9.5                3.50                   15,000             3.5
          5.50                  125,000        8.9                5.50                  125,000             5.50
          5.91                   90,200        7.9                5.91                   90,200             5.91
          7.73                   22,000        8.2                7.73                   22,000             7.73
                          ============== =================                         =============    ====================
     $0.91 to 7.73              523,157        6.6                3.49                  473,157            3.69
                          ============== =================                         =============    ====================



During 1999, the expiration date for exercising stock options previously granted to the Company's former President and Chief Executive Officer (Note G) was extended. Additionally, the Company granted a non-employee options to purchase 15,000 shares of common stock at an exercise price of $3.50 per share. Accordingly, the Company recorded an aggregate charge to earnings of $110,460 related to the modification and grant.

NOTE C -- NOTES PAYABLE AND LONG-TERM DEBT

Long-term debt consisted of the following:

                                                                                        January 1,          January 2,
                                                                                           2000                1999
                                                                                       ------------        ------------
Note payable to bank due in monthly installments of $83,333 commencing July 1,
 1999, increasing to $250,000 on July 1, 2002 and increasing again to $333,333 on July 1, 2003 with the final payment due June 1, 2005. Interest is due monthly at the rate of 8.775% on $8,500,000 through July 1, 2003 and 8.645% on
 $5,000,000 through January 4, 2000, and 8.57% through January 4, 2001.
 Interest then reverts to bank's base rate. (1)                                        $13,500,000         $14,000,000

Note payable to bank due in 60 monthly installments of $37,516, including
 interest at 8.90% with the remaining balance due on March 31, 2002. (1)                 2,736,497           2,964,719

Note payable to bank due in 56 monthly principal installments of $5,556 commencing December 1, 1995 with a balloon payment of $688,864 due on August
 1, 2000. Interest is due monthly at 8.90% to May 1, 2001, then reverts to the
 bank's base rate. (1)                                                                     733,333             800,000

Equipment note payable to bank due in 60 monthly principal installments of
 $50,000 commencing April 1, 1998.  Interest is due monthly at 9.98% through
 March 3, 2003. (1)                                                                      1,950,000           2,550,000

Equipment note payable to bank due in 60 monthly principal installments of
 $41,667 commencing June 1, 1999.  Interest is due monthly at 8.50%.  (1)                2,208,333           2,042,717

Equipment note payable to bank due in 60 monthly principal installments of
 $9,020 commencing May 1, 1997. Interest is due monthly at 8.51% to March 1,
 2002, then reverts to bank's base rate. (1)                                               252,513             360,753

Note payable to former shareholders of Apex Machine Tool Company, Inc. Principal was originally due in full on January 1, 2000. Prior to expiration, the note was amended to provide for monthly principal installments of $18,000 commencing January 1, 2000 and increasing to $25,000 commencing January 1,
 2001 with the remaining balance due January 1, 2002. Interest at 10.12% is due
 monthly until January 3, 2000 when interest will be paid quarterly in advance.          2,710,688           2,710,688

Equipment note payable due in quarterly installments of $28,750 and additional monthly installments based on equipment utilization and results, as defined, commencing December 28, 1997 and due July 31, 2000 with interest imputed at
 8.5%.                                                                                     834,121             898,027

Note payable to bank by Edac Technologies Corporation Employee Stock Ownership
 Plan (guaranteed by the Company).                                                               -              38,889
                                                                                       -----------         -----------

                                                                                        24,925,484          26,365,793
Less - current portion of long-term debt                                                22,430,798           4,759,750
                                                                                       -----------         -----------
                                                                                       $ 2,494,686         $21,606,043
                                                                                       ===========         ===========


   (1) Amount included in current portion due to forbearance agreement discussed below.

As of January 1, 2000, the revolving line of credit had a balance of $6,151,925 and requires interest at the rate of 8.42% to April 1, 2000 on $5,000,000 with the remainder at the bank's base rate of interest plus 1.25% (9.75% at January 1, 2000). The unused availability on the line at January 1, 2000 was $2,186,861.

To secure all obligations of the Company under the Revolving Loan and Security Agreement (the Agreement), the bank has a first priority security interest in substantially all of the Company's assets. The Agreement is generally cross collateralized and cross defaulting. The Agreement requires, among other things, no material adverse changes in the financial condition of the Company and the maintenance of certain financial ratios including debt to net worth and debt service ratios. The Agreement also prohibits payment of dividends, issuance, redemption or sale of common stock and creation of certain other encumbrances and contingent liabilities without the consent of the bank.

During 1999, the Company was in violation of certain of its financial covenants contained in its primary financing arrangement with a bank which includes revolving credit and term financing (the Agreement). As of January 1, 2000, the Company had aggregate borrowings under the Agreement and other borrowings with the bank of $27,524,000. As the Agreement provides the bank a first priority security interest in substantially all of the Company's assets and is generally cross collateralized and cross defaulting with other borrowings with the bank, all amounts outstanding to the bank as of January 1, 2000, are classified as current in the consolidated balance sheet. The Company has entered into a series of short-term forbearance agreements with the bank which prevents the acceleration and collection of the indebtedness until April 30, 2000, the expiration date of the most recent agreement. In accordance with the forbearance agreements, starting September 1, 1999, the Bank began charging a default rate of interest representing an additional 1 1/4% per annum and will charge a $77,500 success fee payable on the earlier of June 30, 2000 or demand by the bank. The forbearance agreements decreased the amount the Company can borrow on its revolving line of credit to an amount which is the lesser of $10,000,000 or an amount determined by a formula based on percentages of the Company's receivables and inventory. As of January 1, 2000, $2,187,000 was available for additional borrowings under the terms of the most recent forbearance agreement. As a result of the forbearance agreements, the Company expensed the remaining unamortized deferred financing fees of $425,179 in 1999. These costs are included as a component of interest expense in the consolidated statement of operations. As of April 11, 2000, the Company is negotiating an extension to its latest forbearance agreement and expects to receive an extension within the next 30 days. There is no assurance that the Company will be able to extend the maturity of the forbearance agreement and the bank would then have the right to demand repayment of the $27,524,000 outstanding on April 30, 2000. If the bank ultimately requires repayment of the indebtedness, the Company will need to find alternative financing and there can be no assurance that alternative financing would be available on terms acceptable to the Company, if at all.

Aggregate annual maturities of long-term non bank debt for the five year period subsequent to January 1, 2000 are as follows: 2000--$22,430,798; 2001--$300,000;
2002--$2,194,686; 2003--$0; 2004--$0; 2005 and thereafter-$0.

As of January 1, 2000, the Company was party to six separate interest rate swap agreements with an aggregate notional principal amount of $ 18,644,183 related to existing unpaid term debt. The interest rate swap agreements effectively fix the interest rates on the related debt at 7.395% to 8.73% prior to the default interest rate.


NOTE D -- PENSION PLAN

The Company maintains a noncontributory defined benefit pension plan covering substantially all employees meeting certain minimum age and service requirements. The benefits are generally based on years of service and compensation during the last five years of employment. The Company's policy is to contribute annually the amount necessary to satisfy the requirements of the Employee Retirement Income Security Act of 1974. In March 1993, the Board of Directors approved a curtailment to the plan which resulted in the freezing of all future benefits under the plan as of April 1, 1993.

The following table sets forth the changes in benefit obligations and plan assets, and reconciles amounts recognized in the Company's consolidated balance sheets (in thousands):


                                                      January 1,    January 2,
                                                         2000          1999
                                                         ----          ----
 Change in benefit obligation:
 Benefit obligation at beginning of year               $ 5,128        $ 4,973
   Interest cost                                           341            339
   Actuarial (gain) loss                                  (513)           148
   Benefits paid                                          (336)          (332)
                                                       -------        -------
 Benefit obligation at end of year                     $ 4,620        $ 5,128
                                                       =======        =======

Change in plan assets:
 Fair value of plan assets at beginning of year        $ 4,756        $ 4,827
   Actual return on plan assets                            212            261
   Employer  contribution                                  108             --
   Benefits paid                                          (336)          (332)
                                                       -------        -------
 Fair value of plan assets at end of year              $ 4,740        $ 4,756
                                                       =======        =======

 Funded status                                         $   119        $  (372)
 Unrecognized net actuarial loss                           231            673
                                                       -------        -------
 Net amount  recognized                                $   350        $   301
                                                       =======        =======

Amounts recognized in the consolidated
  balance sheets consist of:

   Prepaid benefit obligation                          $   350        $   301
   Minimum pension liability                                --           (673)
                                                       -------        -------
 Net asset(liability) recognized in balance sheet      $   350        $  (372)
                                                       =======        =======

 Weighted-average assumptions:
 Discount rate                                            8.00%          6.75%
 Expected return on plan assets                           7.00%          7.00%


 Components of net periodic benefit cost:
 Interest cost                                         $   341        $   339
 Expected return on plan assets                           (282)          (305)
                                                       -------        -------
 Net periodic pension expense                          $    59        $    34
                                                       =======        =======


In July 1991, the Company established a 401(k) defined contribution plan. The Company matches 35% of employee contributions up to 15% of compensation limited annually to $1,750 for 1999 and 1998 and 20% of employee contributions up to 10% of compensation for 1997. Employer contributions and expenses related to this plan were $178,151, $155,500 and $72,991, in 1999, 1998 and 1997, respectively.

The Apex Machine Tool Company, Inc. Profit-Sharing and Retirement Plan (the
Plan), covers substantially all Apex employees who have completed more than one year of service . Profit sharing contributions are made to the Plan at the discretion of the Company's Board of Directors. The Plan also allows employees to contribute tax deferred salary deductions into the Plan under Section 401(k) of the Internal Revenue Code subject to certain limitations as defined in the Plan. Matching contributions are made by the Company at a rate of 20% of employees' contributions. The Company declared and made discretionary profit sharing contributions and matching contributions of $108,719 and $28,000 for 1999 and the period subsequent to the Apex acquisition from June 30, 1998 to January 2, 1999, respectively.

NOTE E -- EMPLOYEE STOCK OWNERSHIP PLAN

Effective May 4, 1989, the Company established the Edac Technologies Corporation Employee Stock Ownership Plan (the ESOP). Employees of the Company are eligible to participate in the ESOP beginning six months following their hire date. The Company makes annual contributions to the ESOP equal to the ESOP's debt service. The ESOP shares initially were pledged as collateral for its debt. As the debt is repaid, shares are released from collateral based on the proportion of debt service paid in the year, and allocated to active employees. The debt of the ESOP is recorded as debt of the Company and the shares pledged as collateral are reported as unearned ESOP compensation expense in the consolidated balance sheets. As shares are released from collateral, the Company reports compensation expense. ESOP compensation expense was $38,889, $77,778 and $77,778 for the years ended January 1, 2000, January 2, 1999 and December 31, 1997, respectively. Interest expense incurred on the debt was $598, $6,026 and $12,356, for the years ended January 1, 2000, January 2, 1999 and December 31, 1997, respectively. The ESOP shares as of January 1, 2000 and January 2, 1999 were as follows:


                                           January 1,   January 2,
                                             2000         1999
                                             ----         ----
                    Allocated shares        600,555      567,095
                    Shares released
                        for allocation       60,269      120,545
                    Unreleased shares            --       60,269
                                            -------      -------

                    Total ESOP shares       660,824      747,909
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

The (benefit from) provision for income taxes is as follows (in thousands):


                                January 1,  January 2,  December 31,
                                  2000        1999        1997
                                  ----        ----        ----
 Current (benefit) provision      $(593)      $ 670      $  34

Deferred (benefit) provision       (271)         35        (13)
                                  -----       -----      -----

                                  $(864)      $ 705      $  21
                                  =====       =====      =====



The effective tax rate on income before income taxes is different from the prevailing Federal and state income tax rates as follows (in thousands):

                                                  January 1,   January 2,   December 31,
                                                    2000          1999          1997
                                                    ----          ----          ----
(Loss) income before income taxes                  $(4,922)      $ 2,981       $ 1,717
                                                   =======       =======       =======

Income tax at Federal statutory rate               $(1,673)      $ 1,014       $   584

State income taxes-net of Federal benefit             (388)           --
                                                                                   119

Meals, entertainment and other                        (254)         (195)          (76)

Change in valuation allowance                        1,451          (114)         (606)
                                                   -------       -------       -------
                                                   $  (864)      $   705       $    21
                                                   =======       =======       =======

During 1999 the Company provided a valuation allowance to reserve against deferred tax assets for which it was considered possible that a benefit would not be realized. During 1998 and 1997, the valuation allowance was reversed to the extent assets were considered realizable.

The tax effect of temporary differences giving rise to the Company's deferred tax assets and liabilities are as follows (in thousands):

                                                                          January 1,     January 2,
                                                                              2000          1999
                                                                              ----          ----
Deferred tax assets:
     Allowance for uncollectible
       accounts receivable                                                        82            63
     Employee compensation and amounts withheld                                  466           291
     Accrued expenses                                                            114           142
     Unicap and inventory reserves                                               475           267
     Tax effect of net operating loss carryforwards (state and federal)        1,555           209
     Alternative minimum tax credit carryforwards                                227           312
      Other                                                                      483            48
     Valuation allowance                                                      (1,366)           --
                                                                             -------       -------
                                                                               2,036         1,332
                                                                             -------       -------

Deferred tax liabilities:
     Property, plant and equipment                                           $ 1,349       $ 1,036
     Pension                                                                     130            --
     Goodwill                                                                    281            93
     Other                                                                       276           205
                                                                             -------       -------
                                                                               2,036         1,334
                                                                             -------       -------
Net deferred tax liability                                                   $    --       $    (2)
                                                                             =======       =======

Reflected in consolidated balance sheet as:
         Net current deferred tax asset                                      $   700       $ 1,166
         Net long-term deferred tax liability                                   (700)       (1,168)
                                                                             -------       -------
                                                                             $    --       $    (2)
                                                                             =======       =======

Due to the change in ownership during 1989 (see Note A), provisions of the Internal Revenue Code restrict the utilization of net operating loss carryforwards (NOL's) attributed to the period prior to the change in ownership. As of January 1, 2000 and January 2, 1999, the Company has pre-change NOL's of approximately $614,000 available to offset future federal taxable income of which the Company is limited to annual utilization of approximately $181,000. These NOLs expire in the year 2003. During 1999, the Company generated additional federal and state NOL's of approximately $3.0 million and $3.9 million, respectively, which are available to offset future taxable income. These NOL's expire through 2019 and 2004, respectively. In addition, the Company has alternative minimum tax credits of approximately $227,000 which carry forward indefinitely for Federal income tax purposes. These credits can be used in the future to the extent that the Company's regular tax liability exceeds amounts calculated under the alternative minimum tax method.

NOTE G -- COMMITMENTS AND CONTINGENCIES

Lease expense under operating leases was $124,866, $84,449 and $169,567, for the years ended January 1, 2000, January 2, 1999 and December 31, 1997, respectively. Minimum rental commitments as of January 1, 2000 for noncancelable operating leases with initial or remaining terms of one year or more are as follows: 2000--$130,853; 2001--$109,582; 2002--$95,769; 2003--$26,686; 2004
$3,600; 2004 and thereafter-- $28,800.

Under the terms of an agreement executed May 3, 1995 with the State of Connecticut, Apex obtained a tax free grant in the amount of $200,000, which is secured by a first lien on various equipment and a second lien on the remainder of the Apex assets. The direct financial assistance package requires Apex to maintain its operations in Connecticut through May 3, 2005 and maintain certain employment levels. In the event of a default of the conditions, Apex is required to immediately repay the $200,000 grant plus interest at the rate of 7.5% per annum from the date of the first grant payment.

On August 17, 1999, the Company's President and Chief Executive Officer since January 1, 1997, resigned. The Company will pay the former President and CEO a severance of $710,000. This amount will be payable over three years, $225,000 each year for the first two years and $260,000 in the third year. The Company will also provide the former President and CEO with health insurance coverage until he obtains other coverage or until July 1, 2000 whichever is earlier and an automobile until the end of the lease term in March 2000. These severance costs resulted in a charge to selling, general and administrative expenses of $750,000 in 1999.

NOTE H -- MAJOR CUSTOMERS

For the year ended January 1, 2000, sales to United Technologies Corporation and a consumer products company amounted to 52% and 10% of the Company's sales, respectively. For the year ended January 2, 1999, sales to United Technologies Corporation, Nordam Manufacturing and a consumer products company amounted to 51%, 11% and 10% of the Company's sales, respectively. For the year ended December 31, 1997, sales to United Technologies Corporation amounted to 68% of sales. United Technologies Corporation and Nordam Manufacturing operate in the aerospace industry.

At January 1, 2000, the Company had $1,016,361 of trade receivables due from United Technologies Corporation and $885,776 due from a consumer products company.

NOTE I -- SEGMENT INFORMATION

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

The Company has four reportable segments identified as Engineered Precision Components, Precision Engineered Technologies, Precision Large Machining and Apex Machine Tool Company (since June 29, 1998). The accounting policies of the segments are the same as those described in the summary of significant accounting policies. The Company evaluates the performance of these segments based on segment profit or loss after income taxes. The Company allocates certain administrative expenses to segments. The amounts in this table are the amounts in reports used by the Company's President for the years ended January 1, 2000, January 2, 1999 and December 31, 1997 (in thousands):


                                          For the Year ended January 1, 2000
                         -----------------------------------------------------------------------
                         Engineered      Precision      Precision         Apex
                         Precision       Engineered      Large           Machine
                         Components     Technologies   Machining         Tool Co.       Total
                         ----------     ------------   ---------         --------       -----
 Revenues from
   external customers      $ 15,544       $ 11,666       $  6,865       $ 18,320       $ 52,395

 Intersegment
   revenues                      --             10             --            453            463
                           --------       --------       --------       --------       --------
 Total revenues              15,544         11,676          6,865         18,773         52,858
                           --------       --------       --------       --------       --------
 Allocated interest
   expense                      350            380            300          1,637          2,667

Allocated
     Depreciation
     and amortization           427            503            513          1,514          2,957

 Segment loss                (2,414)          (795)          (124)          (725)        (4,058)

 Income tax
   (benefit) expense           (801)            22            (24)           (61)          (864)

                                       For the Year ended January 2, 1999
                         -------------------------------------------------------------------
                         Engineered      Precision      Precision       Apex
                         Precision       Engineered      Large        Machine
                         Components     Technologies   Machining      Tool Co.       Total
                         ----------     ------------   ---------      --------       -----
 Revenues from
   external customers      $ 18,554       $ 13,155      $ 11,552      $  9,901      $ 53,162

 Intersegment
   revenues                      --              4            --           102           106
                           --------       --------      --------      --------      --------
Total revenues               18,554         13,159        11,552        10,003        53,268
                           --------       --------      --------      --------      --------
 Allocated interest
   expense                      397            418           294           782         1,891

Allocated
     depreciation
     and amortization           390            377           440           367         1,574

 Segment (loss)
   profit                       (72)           678         1,218           452         2,276

 Income tax
   (benefit) expense            (24)           210           390           129           705


                               For the Year ended December 31, 1997
                       ----------------------------------------------------
                       Engineered     Precision     Precision
                       Precision     Engineered       Large
                       Components   Technologies    Machining       Total
                       ----------   ------------    ---------       -----
Revenues from
  external
  customers             $ 20,219      $ 11,512       $  6,498      $ 38,229

Intersegment
  revenues                    --            --             --            --

Allocated
  interest expense           331           275            159           765

Allocated
  depreciation and
  amortization               322           256            258           836

Segment profit
  (loss)                   1,185          (667)         1,178         1,696

Income tax expense
                              11            --             10            21



Asset information is unavailable by segment.

REPORT OF INDEPENDENT PUBLIC ACCOUNTANTS


To the Shareholders and Board of Directors of Edac Technologies Corporation:

We have audited the accompanying consolidated balance sheets of Edac Technologies Corporation (a Wisconsin corporation) and subsidiaries as of January 1, 2000 and January 2, 1999, and the related consolidated statements of operations, changes in shareholders' equity and cash flows for each of the three years in the period ended January 1, 2000. These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these financial statements based on our audits.

We conducted our audits in accordance with auditing standards generally accepted in the United States. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

In our opinion, the consolidated financial statements referred to above present fairly, in all material respects, the financial position of Edac Technologies Corporation and subsidiaries as of January 1, 2000 and January 2, 1999, and the results of their operations and their cash flows for each of the three years in the period ended January 1, 2000 in conformity with accounting principles generally accepted in the United States.

The accompanying consolidated financial statements have been prepared assuming that the Company will continue as a going concern. As discussed in Note A to the consolidated financial statements, the Company incurred a loss from operations of $1.7 million for 1999 and is operating under a forbearance agreement with respect to the Company's primary financing arrangements, including revolving credit and term financing, of $27.5 million. These matters raise substantial doubt about the Company's ability to continue as a going concern. Management's plans in regard to these matters are also described in Note A. The consolidated financial statements do not include any adjustments relating to the recoverability and classification of asset carrying amounts or the amount and classification of liabilities that might result should the Company be unable to continue as a going concern.

                                                  /s/ARTHUR ANDERSEN LLP

Hartford, Connecticut
February 11, 2000

OFFICERS
John DiFrancesco                   Chairman and Chief Executive Officer
Ronald G. Popolizio                Executive Vice President, CFO and Secretary


BOARD OF DIRECTORS

John DiFrancesco                   Chairman
William J. Gallagher               President, William J. Gallagher Company
Robert J. Gilchrist                Managing Director, Horton International, Inc.
Lee Morris                         Chairman, Robert E. Morris Company
Arnold J. Sargis                   President, A. J. Sargis & Associates
Daniel C. Tracy                    Business Consultant
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


ANNUAL MEETING

The 2000 annual meeting of shareholders will be held on May 16, 2000 at 10:00 a.m. Eastern Daylight Time at the Farmington Country Club, 806 Farmington Avenue, Farmington, CT.


10-K INFORMATION

A copy of the 1999 Edac Technologies Corporation 10-K report filed with the Securities and Exchange Commission is available without charge by writing to:
Ronald G. Popolizio, Secretary, Edac Technologies Corporation, 1806 New Britain Avenue, Farmington, CT 06032.