Form 10-K405, Exhibit 13
period 2000-12-30
EDAC TECHNOLOGIES CORP
filed 2001-04-02
CIK 772572

                                                                      Exhibit 13



EDAC TECHNOLOGIES CORPORATION

ANNUAL REPORT

2000

Change is Underway                          2000 Annual Report

To Our Shareholders:

Change is once again underway at EDAC Technologies. With the changes we have a renewed sense of purpose and genuine excitement about the prospects to execute and deliver significant improvement in shareholder value. The hard work to transform EDAC is well underway. The vitality of any company is the ability to achieve sustainable profitable growth. The first step in the revitalization was demonstrated in 2000 as we emerged from the serious financial difficulties of the past two years by restructuring our bank debt and achieving sales growth and profitability in the fourth quarter. This management team is resolute about making profitable growth a way of life at EDAC Technologies.

The year 2000 was difficult, requiring a reorganization of the company after the major reductions in business with some of our largest customers. Tough cuts in selling, general and administrative expenses and improvements in productivity were made. Despite the sales drop of 10% for the year, margins were improved through this effort. Although the net loss was a disappointment, it was a dramatic improvement over 1999. The results of the fourth quarter were encouraging that the actions taken and the plans in place will generate continued profitability.

We have set in motion a transition process that will continue throughout 2001. Our people have worked tirelessly to survive the difficult times and have ambitious goals to grow the business and generate consistent profitability. The primary challenge facing our business is the pricing pressure that has been generated by the broadening of competitive bidding worldwide, set in motion by our largest customers. We are confident that by honing our distinct competitive advantage and improving our internal performance we can respond effectively. We are embarking on a strategic planning effort that will guide the process of change.

A significant step in the change to strengthen the company is our recent announcement of the agreement to sell the Engineered Components Division to Tomz Corporation. The sale is subject to the approval of our shareholders. The Engineered Components business manufactures components primarily for use in jet engines. Tomz is a Connecticut company providing a range of turning, milling and manufacturing services. The transaction is expected to provide the opportunity for EDAC to focus on the growth potential of the Gros-Ite Industries' Spindle, Design and Large Machining divisions and the APEX Machine Tool business.

Our objectives in 2001 are based on the significant growth opportunities available by expanding the reach of our businesses to new markets and new customers. The precision machining and manufacturing capabilities in our divisions have tremendous application to a broad base of industrial companies. We expect revenue growth to continue throughout 2001. To ensure that this happens we have mobilized a sales and marketing initiative to drive results in each division. Our plans include a major e-commerce thrust and a concerted effort to expand globally to extend our market reach. The efforts of the operating businesses to continuously improve should provide the necessary productivity gains to respond to the on-going price pressures.

The EDAC Technologies balance sheet has been improved dramatically with the debt refinancing completed in February 2001. The financial restructuring has generated approximately $ 6.3 million of debt reductions and the elimination of approximately $650,000 of accrued interest and fees. As a result of the improved financial structure, the company has reduced annual interest expense by approximately $600,000. A focus on process flow should allow the company to reduce inventory while becoming more responsive to customer requirements. Cash flow is expected to be stronger than it has been for over two years.

There have been significant changes to the Board of Directors of the company in the past year. Stephen Walk and William Gallagher retired from the Board in 2000 after providing 15 years of guidance and direction to the company. We would like to thank Steve and Bill for their distinguished service to the company. Also, we would like to thank Lee Morris and Arnold Sargis, who also left the Board of Directors in 2000 for three years of support and service to EDAC.

I am pleased to be joined on the Board of Directors by three new members who are important additions as we examine the strategic opportunities for the future. George Fraher, President of Apex Machine Tool was appointed to the Board in May 2000. Two new outside Directors were appointed in 2000. Stephen J. Raffay joined the Board in November 2000. Steve is an accomplished executive who has extensive strategic and operational experience to provide guidance to the company. John Kuharick, CEO of IPC, Inc. was also appointed in November 2000, and brings a strong knowledge and leadership in manufacturing to the Board.

EDAC Technologies is gaining strength and focus on providing shareholder value. We believe we are well positioned to grow and deliver improvements to profitability and cash flow. All of the team at EDAC Technologies is committed to maximizing the value of our Company for you, our shareholders.





                                            Sincerely yours,



                                            /s/Richard A. Dandurand
                                            Richard A. Dandurand
                                            President and CEO

MARKETING AND COMPETITION

EDAC Technologies provides complete design, manufacture and service meeting the precision requirements of some of the most exacting customers in the world for tooling, fixtures, molds, jet engine components and machine spindles. The company developed its high skill level serving the aerospace industry for over 50 years. In addition EDAC has expanded its commitment to serving the manufacturing needs of a broad base of industrial customers.

For fiscal 2000, approximately 45% of EDAC's net sales were to United Technologies Corporation. We expect to continue to diversify our customer base. We expect that our sales to United Technologies Corporation would decrease significantly if we complete the pending sale of our Engineered Components Division as described in Management's Discussion and Analysis of Financial Condition and Results of Operations section of this report.

The competition for design, manufacturing and service in precision machining and machine tools consists of independent firms, many of which are smaller than EDAC. This allows us to bring a broader spectrum of support to our customers who are consistently looking for ways to consolidate their vendor base. The company also competes against the in-house manufacturing and service capability of our larger customers. The trend by large manufacturers to outsource activities that are outside their core competency is a current advantage for EDAC.

The market for our products and precision machining capabilities is also opening up through the development of more sophisticated use of business-to-business tools on the internet. We are actively involved in securing new business leads on the internet and have participated in internet auctions for precision components. The sales and marketing team at EDAC is evaluating potential partners to further develop our e-commerce strategy and extend the reach of our current capabilities.

The target marketing activity, particularly in the APEX and Gros-Ite Spindle divisions in 2000 has resulted in the opening of over 40 new customers for continuing business. The business from these new customers offset some of the reduction from some of our long-standing customers and was critical in generating the strong performance we achieved in the fourth quarter of 2000.

EDAC Technologies has a distinct competitive advantage in our ability to provide high quality, high precision, quick turnaround support to customers from design to delivery. Our experience and reputation in the demanding aerospace business provides an extra level of experience in meeting our customers' requirements. We believe our commitment to continuous improvement and the latest technology will generate productivity improvements required to respond to the increasing price pressure in the competitive marketplace.

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


                                     2000                 1999
                                     ----                 ----
                               High       Low         High       Low
          First Quarter       $3.125    $1.563       $6.625     $4.625
          Second Quarter       1.750     0.625        5.688      3.375
          Third Quarter        2.406     0.813        4.625      1.500
          Fourth Quarter       2.875     0.813        2.000      1.344


The sales price quotations above reflect inter-dealer prices, without retail mark-ups, mark-downs or commissions.

The approximate number of shareholders of record plus beneficial shareholders of the Company's Common Stock at March 2, 2001 was 1,358.

The Company has never paid cash dividends and does not anticipate making any cash dividends in the foreseeable future. The Company is prohibited from paying cash dividends by certain loan agreements (see Note C to the Company's Consolidated Financial Statements included elsewhere in this report).

SELECTED FINANCIAL INFORMATION

The following selected financial information for each of the years in the five-year period ended December 30, 2000 have been derived from the financial statements of the Company as audited by Arthur Andersen LLP, independent public accountants, whose report with respect to fiscal 2000, 1999 and 1998 appears elsewhere herein. The following data are qualified by reference to and should be read in conjunction with the Financial Statements and Notes thereto and "Management's Discussion and Analysis of Financial Condition and Results of Operations."


SELECTED INCOME STATEMENT DATA


                                2000       1999         1998        1997          1996
                              --------------------------------------------------------
                                         (In thousands, except per share data)
 Sales                        $47,252     $52,395      $53,162     $38,229     $30,249
 Net income (loss)              (652)     (4,058)        2,276       1,696           7
 Diluted earnings (loss)
   per common share            (0.15)      (0.95)         0.50        0.39        0.00


SELECTED BALANCE SHEET DATA

                             Pro Forma (1)
                               2000       2000        1999         1998       1997          1996
                             --------------------------------------------------------------------
                             (Unaudited)                          (In thousands)
 Current assets              $15,870     $15,870     $15,460      $20,881     $15,196     $14,058
 Total assets                 41,926      41,926      44,755       52,608      23,850      19,917
 Current Liabilities          12,402      14,335      35,053       20,245      10,695       9,402
 Working capital (deficit)     3,467       1,535    (19,593)          636       4,501       4,656
 Long-term liabilities        18,535      22,155       3,614       22,780       6,269       5,043
 Shareholders' equity         10,988       5,436       6,088        9,583       6,886       5,473



  (1) The pro forma amounts reflect the effect of the February 2001 refinancing including the forgiveness of principal of $6.3 million and accrued interest and fees of $0.6 million and estimated income taxes payable of $1.4 million as a result of the debt forgiveness, after the usage of available net operating loss carryforwards.

MANAGEMENT'S DISCUSSION AND ANALYSIS OF FINANCIAL CONDITION
AND RESULTS OF OPERATIONS

         The Company operates on a fiscal year basis. The years ended December 30, 2000, January 1, 2000 and January 2, 1999 are referred to herein as fiscal 2000, 1999 and 1998, respectively.

         In 1999 and throughout most of 2000 the Company faced many challenges. The Company is pleased to announce that it has successfully dealt with several of those challenges and now looks forward to profitably growing the business. One of the major accomplishments was the refinancing of debt with our prior lender. On September 29, 2000 the Company refinanced substantially all of its bank facilities with replacement financing from a new lender. The new credit facilities include a revolving credit facility in an amount up to $8,000,000 and a term loan in an amount up to $7,364,000. On February 5, 2001 the Company completed the last step in its refinancing efforts by obtaining a $2,000,000 real estate loan from a local bank which resulted in the forgiveness of approximately $6,300,000 of debt and $650,000 of accrued interest and fees. The remaining principal amount due the prior lender was reduced to a single principal amount of $7,000,000 due September 29, 2004. If Edac prepays an aggregate principal amount of $5,000,000 to its prior lender any time prior to October 1, 2003, an additional $2,000,000 will be forgiven. Total notes payable and long term debt, including the lines of credit went from $31,077,409 on January 1, 2000 to $21,411,662 on December 30, 2000, on a pro forma basis after giving effect to the debt forgiveness in February 2001.

         On December 1, 2000, Richard A. Dandurand joined the Company as President and Chief Executive Officer after a 20-year career with The Stanley Works. He has broad-based global experience as President of three different businesses in Stanley and also was a member of Stanley's Corporate Executive Council .

         During 2000, there were several changes to the Company's Board of Directors. New additions to the Board include Richard A. Dandurand in December 2000 and Stephen J. Raffay in November 2000. Stephen served as a senior executive and a Director of Emhart Corporation including Vice Chairman. Additionally, John Kucharik joined the Board of Directors in November 2000. John, who is the Chief Executive Officer of IPC, Inc. of Norwalk, OH, has spent the last 28 years in manufacturing industries and has an extensive background in metal working, with experience in both industrial and consumer products. In May 2000 George Fraher joined the Board of Directors. George is President of Apex Machine Tool Company, a subsidiary of EDAC Technologies.

         The Company has entered into an Asset Purchase Agreement, dated as of March 29, 2001, among the Company, Gros-Ite Industries, Inc., Tomz Corporation ("Tomz"), and Gros-Ite Engineered Components Division of Tomz, Inc. (the "Buyer"), which provides , among other things, that the Company will sell to the Buyer a significant portion of the assets of the Company's Engineered Precision Components group for cash of approximately $6.4 million, subject to a post-closing adjustment. The asset sale is subject to the satisfaction of a number of conditions, including the approval of the Company's shareholders, the receipt of necessary third party approvals and other closing conditions. Because there are significant conditions remaining to be satisfied with respect to the asset sale, no assurance can be given that the sale will be consummated or, if consummated, that the terms of the asset sale will be as presently contemplated.


RESULTS OF OPERATIONS

         The following discussion should be read in conjunction with the Consolidated Financial Statements of the Company and related notes thereto.

         Sales to the Company's principal markets are as follows (in thousands):

                                                2000        1999         1998
                                                ----        ----         ----
         Aerospace customers................. $27,999     $36,236      $36,348
             Other...........................  19,253      16,159       16,814
                                             --------    --------      -------
                                              $47,252     $52,395      $53,162
                                              -------     -------      -------

2000 VS. 1999

Sales

         Consolidated sales decreased $5,143,000, or 9.8%, from $52,395,000 in 1999 to $47,252,000 in 2000. Aerospace sales decreased $8,237,000, or 22.7%, from 1999 to 2000 representing weaker sales to the Company's primary aerospace customer. Due to Edac's diversification efforts, sales to non-aerospace customers increased $3,094,000, or 19.1%, from 1999 to 2000. As of December 30, 2000, sales backlog was approximately $32,000,000, compared to approximately $29,800,000 at January 1, 2000.

         Sales for the Apex Machine Tool division increased $1,266,000, or 6.9%, to $19,586,000 in 2000 compared to $18,320,000 in 1999. During 2000 Apex added
36 new customers. Backlog in this area was $4,912,000 at December 30, 2000, which was its highest level since Edac purchased Apex in 1998.

         Sales for the Precision Engineered Technologies group decreased $5,282,000, or 45.3%, to $6,384,000 in 2000 compared to $11,666,000 in 1999. The decrease in sales for Precision Engineered Technologies was due to the overall decrease in business from the Company's major customers.

         Sales for the Precision Large Machining group decreased $2,203,000, or 32.1% to $4,662,000 in 2000 compared to $6,865,000 in 1999. After decreasing during the first quarter of 2000, revenue increased from April to the end of 2000. The Company is aggressively pursuing new business opportunities for this division.

         Sales for the Engineered Precision Components group increased $1,076,000, or 6.9%, to $16,620,000 in 2000 compared to $15,544,000 1999. During
2000, the Company entered into a long term agreement with its major aerospace customer. While the agreement secured business for the Company until December 31, 2002, the prices were significantly reduced on this business.

Cost of Sales

         Cost of sales as a percentage of sales decreased in 2000 to 83.9% from 91.7% in 1999. This decrease was caused in part by reserves on inventory and other reserves in 1999 of $1,875,000. Without these reserves, cost of sales as a percentage of sales in 1999 would have been 88.1%. The decrease as a percentage from 1999 to 2000 of 4.2% represents higher margin work mostly in our Precision Engineered Technologies and Precision Large Machining divisions. The Company had a series of layoffs in 2000 to bring our overhead structure more in line with our reduced revenues.

Selling, General and Administrative Expenses

         Selling, general and administrative expenses were $4,742,000 in 2000, representing a decrease of $1,305,000, or 21.6%, from the 1999 level of $6,047,000. The 1999 amount includes severance charges of $750,000. Additionally, the 2000 compensation expense was lower than the 1999 amount offset slightly by increased professional expense. As a percentage of sales, selling, general and administrative costs were 10.0% of sales in 2000 and 11.5% in 1999.

Interest Expense

         Interest expense for 2000 decreased to $3,224,000 from $3,279,000 in 1999. This slight change was due in part to lower notes payable amounts during 2000 partially offset by the effect of higher interest rates in 2000. The Company's forbearance agreement resulted in an additional 1 1/4% above the rate previously charged. The Company will incur significantly lower interest expense in 2001 as a result of the debt forgiveness in February 2001 previously discussed.

Other (Expense) Income

         Other expense of $44,000 for 2000 consisted primarily of the write-off of an investment due to an impairment.

1999 VS. 1998

Sales

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

         Sales for the Precision Engineered Technologies group decreased $1,489,000, or 11.3%, to $11,666,000 in 1999 compared to $13,155,000 in 1998.
During 1999, as part of the Company's restructuring efforts, the tooling area at Gros-Ite Industries was combined with Apex Machine Tool and the design area of Apex Machine Tool was combined with Gros-Ite Industries. This change enabled the Company to reduce overhead costs and enhance customer service. The decrease in sales for Precision Engineered Technologies was due to the overall decrease in business from the Company's major customers.

         Sales for the Precision Large Machining group decreased $4,687,000, or 40.6% to $6,865,000 in 1999 compared to $11,552,000 in 1998. This decrease was a direct result of lower demand for new aircraft engine builds. The Company initiated a new marketing effort to expand the number of customers and increase the number of products it can manufacture for those customers.

         Sales for the Engineered Precision Components group decreased $3,010,000, or 16.2%, to $15,544,000 in 1999 compared to $18,554,000 1998. The primary reason for this decrease has been the overall downturn in the aerospace industry which has affected the Company's major aerospace customer.

Cost of Sales

         Cost of sales as a percentage of sales increased in 1999 to 91.7% from 81.5% in 1998. This increase was caused by lower sales levels to cover fixed manufacturing costs. In addition, a rapid and dramatic decline in the commercial and military jet engine marketplace caused severe schedule shifting, delays of orders, cancellations of orders and smaller production quantities all of which negatively impacted productivity and gross margins in the Engineered Precision Components and Large Machining areas in 1999. Due to this decline in sales and the downward trend in the aerospace industry, the Company increased its reserves on inventory and other reserves by $1,875,000 in 1999. The Company also recorded impairment charges associated with equipment sold or to be sold of $600,000 in 1999.

Selling, General and Administrative Expenses

         Selling, general and administrative expenses were $6,047,000 in 1999, representing an increase of $1,071,000, or 21.5%, from the 1998 level of $4,976,000. The increase in 1999 was primarily due to severance charges related to the former CEO of $750,000 and a full year of expenses for Apex Machine Tool Company in 1999 compared to six months in 1998. As a percentage of sales, selling, general and administrative costs were 11.5% of sales in 1999 and 9.5% in 1998.

Interest Expense

         Interest expense for 1999 increased to $3,279,000 from $1,962,000 in 1998. This increase was due in part to debt incurred in connection with the acquisition of Apex Machine Tool Company in June 1998. In addition, the forbearance agreement required interest to be charged at 1 1/4% above the rate prior to the forbearance agreement commencing September 1, 1999. Additionally, in 1999 the Company wrote-off deferred financing costs of $425,179 as a result of the forbearance agreement. Such costs are included in interest expense in 1999.

Other (Expense) Income

         Other income of $44,000 for 1999 consisted primarily of interest income. Other income for 1998 was $91,000 and consisted primarily of gains on sales of assets and a gain on an investment.


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

         The following is selected cash flow data from the Consolidated Statements of Cash Flows (in thousands):

                                                                           Fiscal
                                                            -------------------------------------
                                                                 2000         1999          1998
                                                                 ----         ----          ----
         Net cash provided by
           operating activities.............................  $ 2,575      $ 3,844       $ 3,199
         Net cash provided by (used in)
           investing activities.............................      845       (1,138)      (26,756)
         Net cash (used in) provided by
           financing activities.............................   (3,319)      (2,790)       23,649


FISCAL 2000

         Net cash provided by operating activities resulted primarily from reductions in inventory amounts, an increase in current liabilities and the collection of refundable income taxes offset partially by higher accounts receivable and lower accounts payable.

         Net cash provided by investing activities consisted primarily of proceeds from sales of excess property, plant and equipment.

         Net cash used in financing activities resulted primarily from net bank borrowings/repayments.

         Estimated capital expenditures for 2001 are approximately $600,000.

FISCAL 1999

         Net cash provided by operating activities resulted primarily from reductions in inventory and accounts receivable amounts (partially due to higher reserve levels) offset partially by lower accounts payable, accrued employee compensation and other accrued expenses.

         Net cash used in investing activities consisted primarily of expenditures for machinery and computer equipment.

         Net cash used in financing activities resulted primarily from net bank borrowings/repayments.

FISCAL 1998

         Net cash provided by operating activities resulted primarily from net income prior to non-cash charges.

         Net cash used in investing activities included $20,585,000 for the acquisition of Apex and $6,682,000 for capital expenditures to add capacity and increase productivity.

         Net cash provided by financing activities resulted primarily from net bank borrowings/repayments.

The following is selected capitalization data from the Consolidated Balance Sheets (in thousands):

                                                                  Pro Forma (1)
                                                                    12/30/00         12/30/00        1/1/00
                                                                    --------         --------        ------
                                                                   (Unaudited)
         Revolving lines of credit............................       $ 3,310           $6,037       $ 6,152
         Current portion of long-term debt....................         1,772            1,772        22,431
         Long-term debt, less current portion.................        16,329           19,949         2,495
         Shareholders' equity.................................        10,988            5,436         6,088
         Debt to total capitalization.........................            66%              84%           84%
         Unused revolving line of credit......................         2,837            2,837         2,187

       (1) The pro forma amounts reflect the effect of the February 2001 refinancing including the forgiveness of principal of $6.3 million and accrued interest and fees of $0.6 million and the estimated income taxes payable of $1.4 million as a result of the debt forgiveness, after the usage of available net operating loss carryforwards.

         During 1999 and through September 29, 2000, the Company was in violation of certain of the financial covenants contained in its primary financing arrangement with a bank. On September 29, 2000, the Company refinanced its primary facility with replacement financing from a new lender. The new credit facilities include a revolving credit facility in an amount up to $8,000,000 and a term loan in an amount up to $7,364,000. The revolving credit is limited to an amount determined by a formula based on percentages of the Company's receivables and inventory. Interest rates are based on the index rate (30 day dealer placed commercial paper) plus 3.75% (10.4% at December 30, 2000) for the revolving credit and the index rate plus 4% (10.65% at December 30, 2000) for the term loans. On February 5, 2001 the Company completed the last step in its refinancing efforts by obtaining a $2,000,000 real estate loan with a local bank. This mortgage is due in 240 monthly installments of $18,578 including interest at 9.45%. The monthly payment will be adjusted by the bank every 5 years commencing on March 1, 2006 to reflect interest at the Five Year Federal Home Loan Bank "Classic Credit Rate" plus 2.75%. In accordance with the agreement entered into with our former lender on September 29, 2000, the February 2001 real estate refinancing transaction resulted in the forgiveness in approximately $6,300,000 of debt and nearly $650,000 of accrued interest and fees to the Company. Further, if Edac prepays an aggregate principal amount of $5,000,000 any time prior to October 1, 2003, an additional $2,000,000 of indebtedness will be forgiven. Total notes payable and long term debt, including lines of credit went from $31,077,409 on January 1, 2000 to $21,411,662 on December 30, 2000, on a pro forma basis after giving effect to the debt forgiveness in February 2001. As of December 30, 2000, approximately $3,310,000 was outstanding and $2,837,000 was available for additional borrowings under the revolving credit facility. The Company was in compliance with all of its loan covenants as of December 30, 2000.

         As of December 30, 2000, the Company's current assets exceeded current liabilities by $1,535,000. On a pro forma basis after giving effect to the refinancing discussed above, as of December 30, 2000 current assets exceeded current liabilities by $3,467,000.

         All statements other than historical statements contained in this annual report constitute "forward-looking statements" within the meaning of the Private Securities Litigation Reform Act of 1995. Without limitation, these forward looking statements include statements regarding the Company's business strategy and plans, statements about the adequacy of the Company's working capital and other financial resources and other statements herein that are not of a historical nature. These forward-looking statements rely on a number of assumptions concerning future events and are subject to a number of uncertainties and other risk factors, many of which are outside of the Company's control, that could cause actual results to differ materially from such statements. These include, but are not limited to, factors which could affect demand for the Company's products and services such as general economic conditions and economic conditions in the aerospace industry and the other industries in which the Company competes; competition from the Company's competitors; the Company's ability to complete its proposed asset sale transaction with Tomz Corporation and the terms of such transaction if completed; the Company's ability to effectively use business-to-business tools on the Internet to improve operating results; the adequacy of the Company's revolving credit facility and other sources of capital; and other factors discussed in the Company's annual report on Form 10-K for the year ended December 30, 2000. The Company disclaims any intention or obligation to update or revise any forward-looking statements, whether as a result of new information, future events or otherwise.

EDAC TECHNOLOGIES CORPORATION
CONSOLIDATED BALANCE SHEETS
As of December 30, 2000 and January 1, 2000

                                                       December 30,    December 30,       January 1,
                                                           2000           2000              2000
                                                       ------------    ------------       -----------
                                                        Pro Forma        Actual
                                                       (Unaudited)
ASSETS                                                    Note A
------

CURRENT ASSETS:
    Cash                                              $   246,711     $   246,711       $   145,386
    Accounts receivable (net of allowance
       for doubtful trade accounts of $200,000
       as of December 30, 2000 and $207,000
       as of January 1, 2000)                           5,984,839       5,984,839         4,811,993
    Inventories, net                                    7,007,664       7,007,664         8,804,497
    Prepaid expenses and other current
       assets                                             601,668         601,668           442,133
    Refundable income taxes                                    --              --           556,159
    Deferred income taxes                               2,028,649       2,028,649           699,649
                                                       ------------    ------------       -----------
                        Total current assets           15,869,531      15,869,531        15,459,817
                                                       ------------    ------------       -----------

PROPERTY, PLANT AND EQUIPMENT, at cost:
    Land                                                  730,394         730,394           865,182
    Buildings                                           6,710,282       6,710,282         7,065,794
    Machinery and equipment                            19,202,699      19,202,699        20,640,896
                                                       ------------    ------------       -----------
                                                       26,643,375      26,643,375        28,571,872
    Less - accumulated depreciation                    11,565,270      11,565,270        10,628,387
                                                       ------------    ------------       -----------
                                                       15,078,105      15,078,105        17,943,485
                                                       ------------    ------------       -----------
OTHER ASSETS:
    Goodwill (net of accumulated amortization
      of $712,379 as of December 30, 2000 and
      $427,932 as of January 1, 2000)                  10,665,525      10,665,525        10,949,972
    Other                                                 312,345         312,345           401,562
                                                       ------------    ------------       -----------
TOTAL ASSETS                                         $ 41,925,506    $ 41,925,506      $ 44,754,836
                                                       ============    ============       ===========

The accompanying notes are an integral part of these consolidated financial statements.

EDAC TECHNOLOGIES CORPORATION
CONSOLIDATED BALANCE SHEETS (CONTINUED)
As of December 30, 2000 and January 1, 2000

                                                           December 30,            December 30,             January 1,
                                                               2000                    2000                    2000
                                                      -------------------      -----------------       -----------------
                                                             Pro Forma                 Actual
                                                            (Unaudited)
                                                               Note A
LIABILITIES AND SHAREHOLDERS' EQUITY
CURRENT LIABILITIES:
    Revolving lines of credit                               $ 3,310,161            $ 6,037,326             $ 6,151,925
    Current portion of long-term debt                         1,772,410              1,772,410              22,430,798
    Trade accounts payable                                    2,758,069              2,758,069               3,348,140
    Employee compensation and amounts
       withheld                                               1,225,135              1,225,135               1,137,120
    Accrued expenses                                          3,336,836              2,542,033               1,985,264
                                                     -------------------      -----------------       -----------------
                   Total current liabilities                 12,402,611             14,334,973              35,053,247
                                                     -------------------      -----------------       -----------------

LONG-TERM DEBT, less current portion                         16,329,091             19,948,892               2,494,686
                                                     -------------------      -----------------       -----------------

OTHER LIABILITIES                                               176,768                176,768                 419,346
                                                     -------------------      -----------------       -----------------

DEFERRED INCOME TAXES                                         2,029,000              2,029,000                 700,000
                                                     -------------------      -----------------       -----------------

COMMITMENTS AND CONTINGENCIES (NOTE G)

SHAREHOLDERS' EQUITY:
    Common stock, par value $.0025 per
       share; 10,000,000 shares authorized;
       issued and outstanding--4,269,080
       in 2000 and 1999                                          10,673                 10,673                  10,673
    Additional paid-in capital                                9,153,941              9,153,941               9,153,941
    Retained earnings (accumulated deficit)                   1,823,422             (3,728,741)             (3,077,057)
                                                     -------------------      -----------------       -----------------
                Total shareholders' equity                   10,988,036              5,435,873               6,087,557
                                                     -------------------      -----------------       -----------------

TOTAL LIABILITIES AND SHAREHOLDERS' EQUITY                 $ 41,925,506           $ 41,925,506            $ 44,754,836
                                                     ===================      =================       =================


The accompanying notes are an integral part of these consolidated financial statements.

EDAC TECHNOLOGIES CORPORATION
CONSOLIDATED STATEMENTS OF OPERATIONS
For the Fiscal Years Ending December 30, 2000,
  January 1, 2000 and January 2, 1999

                                                                                                    FISCAL YEAR

                                                                                     2000               1999               1998
                                                                                     ----               ----               ----
Sales                                                                             $47,252,391       $52,394,843       $53,162,275

Cost of Sales                                                                      39,638,087        48,035,346        43,334,125
                                                                                  -----------       -----------       -----------
    Gross Profit                                                                    7,614,304         4,359,497         9,828,150

Selling, General and Administrative Expenses                                        4,741,522         6,046,730         4,976,044
                                                                                  -----------       -----------       -----------
    Income (Loss) From Operations                                                   2,872,782        (1,687,233)        4,852,106

Non-Operating (Expense) Income:
    Interest Expense                                                               (3,224,123)       (3,278,532)       (1,961,974)
    Other                                                                             (43,500)           43,775            90,942
                                                                                  -----------       -----------       -----------
    (Loss) Income Before Income Taxes                                                (394,841)       (4,921,990)        2,981,074

Provision for (Benefit from) Income Taxes                                              33,000          (863,871)          704,802
                                                                                  -----------       -----------       -----------
(Loss) Income before Cumulative Effect of                                            (427,841)       (4,058,119)        2,276,272
   Adoption of Staff Accounting Bulletin No. 101
   (SAB 101) (see Note A)

Cumulative Effect of Adoption of SAB 101                                             (223,843)             --                --
                                                                                  -----------       -----------       -----------
    Net (Loss) Income                                                             $  (651,684)      $(4,058,119)      $ 2,276,272
                                                                                  ===========       ===========       ===========


Basic Per Common Share Data (Note A):
  (Loss) income before cumulative effect of
      adoption of SAB 101                                                         ($     0.10)      ($     0.95)      $      0.54
  Cumulative effect of adoption of SAB 101                                              (0.05)             --                --
                                                                                  -----------       -----------       -----------
  Net (loss) income                                                               ($     0.15)      ($     0.95)      $      0.54
                                                                                  ===========       ===========       ===========

Diluted Per Common Share Data (Note A):
  (Loss) income before cumulative effect of
      adoption of SAB 101                                                         ($     0.10)      ($     0.95)      $      0.50
  Cumulative effect of adoption of SAB 101                                              (0.05)             --                --
                                                                                  -----------       -----------       -----------
  Net (loss) income                                                               ($     0.15)      ($     0.95)      $      0.50
                                                                                  ===========       ===========       ===========


Pro Forma amounts assuming adoption of SAB 101 is applied retroactively (see
  Note A) (unaudited):
    Pro forma net (loss) income                                                   ($  427,841)      ($3,926,600)      $ 1,920,910
    Pro forma basic net loss (income) per common share                            ($     0.10)      ($     0.92)      $      0.45
    Pro forma diluted net loss (income) per common share                          ($     0.10)      ($     0.92)      $      0.42


The accompanying notes are an integral part of these consolidated financial statements.

EDAC TECHNOLOGIES CORPORATION
CONSOLIDATED STATEMENTS OF CASH FLOWS
For the Fiscal Years Ending December 30, 2000,
  January 1, 2000 and January 2, 1999



                                                                         FISCAL YEAR

                                                           2000              1999               1998
                                                           ----              ----               ----
Operating Activities:
    Net (loss) income                                 ($   651,684)      ($ 4,058,119)      $  2,276,272
    Adjustments to reconcile net (loss) income
        to net cash provided by
       operating activities:
       Deferred income taxes                                  --             (271,180)            35,000
       Amortization of deferred ESOP
         compensation expense                                 --               38,889             77,778
       Depreciation and amortization                     2,337,631          2,957,582          1,574,441
       Loss (gain) on sale of property
         and equipment                                       3,404             12,075            (25,874)
       Writedown of equipment                                 --              600,000               --
       Stock option grants and modifications                  --              110,460               --
       Inventory reserve                                    25,488            620,651            108,806
    Changes in operating assets and liabilities:
       Accounts receivable                              (1,172,846)         1,933,440           (172,467)
       Refundable income taxes                             556,159           (556,159)              --
       Inventories                                       1,771,345          2,993,033           (815,310)
       Prepaid expenses and other
           current assets                                 (159,535)          (120,403)          (250,239)
      Trade accounts payable                              (590,071)          (275,458)          (359,093)
      Other current liabilities                            697,658           (553,692)           752,680
      Other liabilities                                   (242,578)           413,346             (3,000)
                                                      ------------       ------------       ------------
      Net cash provided by
          operating activities                           2,574,971          3,844,465          3,198,994
                                                      ------------       ------------       ------------
Investing Activities:
    Additions to property, plant and
        equipment                                         (124,256)        (1,439,542)        (6,681,595)
    Proceeds from sales of property,
        plant and equipment                                927,661             34,825             65,757
    Acquisition of Apex
      Machine Tool Company, Inc.                              --                 --          (20,585,392)
   Decrease in other assets                                 41,730            266,611            445,462
                                                      ------------       ------------       ------------
          Net cash provided by (used in)
               investing activities                        845,135         (1,138,106)       (26,755,768)
                                                      ------------       ------------       ------------

The accompanying notes are an integral part of these consolidated financial statements.

EDAC TECHNOLOGIES CORPORATION
CONSOLIDATED STATEMENTS OF CASH FLOWS (CONTINUED)
For the Fiscal Years Ending December 30, 2000,
  January 1, 2000 and January 2, 1999


                                                               FISCAL YEAR

                                                2000              1999               1998
                                                ----              ----               ----
Financing Activities:
    (Decrease) increase in revolving
       lines of credit                         (114,599)        (1,360,482)         3,404,925
    Payments of long-term debt              (10,568,182)        (1,897,592)        (1,381,285)
    Borrowings of long-term debt              7,364,000            457,283         21,359,268
    Proceeds from exercise of options
       for common stock                            --               10,338            265,726
                                            -----------         ----------         ----------
    Net cash (used in) provided by
        financing activities                 (3,318,781)        (2,790,453)        23,648,634
                                            -----------         ----------         ----------
 Increase (decrease) in cash                    101,325            (84,094)            91,860
Cash at beginning of year                       145,386            229,480            137,620
                                            -----------         ----------         ----------
Cash at end of year                        $    246,711       $    145,386       $    229,480
                                           ============       ============       ============


Supplemental Disclosure of
    Cash Flow Information:
        Interest paid                      $  2,611,845       $  2,623,883       $  1,716,435
        Income taxes paid                          --              598,721              5,700

The accompanying notes are an integral part of these consolidated financial statements.

EDAC TECHNOLOGIES CORPORATION
CONSOLIDATED STATEMENTS OF CHANGES IN SHAREHOLDERS' EQUITY
For the Fiscal Years Ending December 30, 2000,
  January 1, 2000 and January 2, 1999







                                                     ADDITIONAL  RETAINED EARNINGS   DEFERRED ESOP   ACCUMULATED OTHER
                                           COMMON      PAID-IN     (ACCUMULATED      COMPENSATION      COMPREHENSIVE
                                           STOCK       CAPITAL        DEFICIT)          EXPENSE        (LOSS)INCOME         TOTAL
                                           -----       -------        --------          -------        ------------         -----
Balances at December 31, 1997              $10,553   $8,767,537    ($1,295,210)        ($116,667)       ($480,450)       $6,885,763

Comprehensive income:
  Net income                                                          2,276,272                                           2,276,272
  Minimum pension liability adjustment                                                                      77,250           77,250
                                                                                                                             ------
Total comprehensive income                                                                                                2,353,522
                                                                                                                          ---------

ESOP deferred compensation expense                                                         77,778                            77,778

Exercise of stock options, net
    of income tax benefit                      101      265,625                                                             265,726
                                           -------    ---------     -----------         --------       ------------     -----------
Balances at January 2, 1999                 10,654    9,033,162         981,062          (38,889)        (403,200)        9,582,789

Comprehensive income (loss):
  Net loss                                                          (4,058,119)                                         (4,058,119)
  Minimum pension liability adjustment,
    net of income taxes                                                                                    403,200          403,200
                                                                                                                            -------
Total comprehensive loss                                                                                                (3,654,919)
                                                                                                                        -----------

ESOP deferred compensation expense                                                         38,889                            38,889

Exercise of stock options, net
    of income tax benefit                       19      120,779                                                             120,798
                                           -------    ---------     -----------         --------       ------------     -----------
Balances at January 1, 2000                 10,673    9,153,941     (3,077,057)                 -                -        6,087,557


Net loss and comprehensive loss                                       (651,684)                                            (651,684)

                                           -------    ---------     -----------         --------       ------------     -----------
Balances at December 30, 2000              $10,673   $9,153,941    ($3,728,741)                 -                -       $5,435,873
                                           =======    =========     ===========         ========       ============     ===========

The accompanying notes are an integral part of these consolidated financial statements.

EDAC TECHNOLOGIES CORPORATION
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
As of December 30, 2000 and January 1, 2000



NOTE A -- ORGANIZATION AND BUSINESS, ACQUISITION AND SIGNIFICANT ACCOUNTING POLICIES


ORGANIZATION AND BUSINESS

Until May 12, 1989, Edac Technologies Corporation (the Company) was a subsidiary of Cade Industries, Inc. (Cade) which owned approximately 57% of the Company's outstanding Common Stock. Effective May 12, 1989, Cade sold its investment in the Company's Common Stock to a partnership comprised of certain members of the Company's management and the Edac Technologies Corporation Employee Stock Ownership Plan (ESOP). In January 1997, the Company's Common Stock held by the partnership was distributed to the individual partners and the partnership was liquidated. The ESOP owns 11.9% of the Company's outstanding Common Stock as of December 30, 2000.

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

Accounts receivable                        $  2,670
Inventories                                   1,525
Prepaid expenses and other assets                27
Property, plant and equipment                 6,316
Goodwill                                     11,378
Covenant not to compete                         100
Deferred loan costs                             657
Accounts payable and accrued expenses        (2,088)
                                           --------
                                           $ 20,585
                                           ========


The acquisition was principally funded through borrowings under the Company's revolving credit facility and borrowings under a note payable with the Company's principal lender. The seller also provided financing relating to the purchase of the two buildings used in the operation of Apex (see Note C). During 2000, the Company sold one of the buildings which was being leased and which generated rental income of $23,258 during the year ended December 30, 2000. A loss of $7,877 was recorded upon disposition of the property.

The unaudited pro forma consolidated financial information for the year ended January 2, 1999 as though the acquisition of Apex had been consummated at the beginning of the period is as follows (in thousands, except share data):

                              January 2,
                                 1999
                                 ----
Sales                         $   64,261
Net income                         2,820
Average shares (basic)         4,244,980
Basic income per share        $     0.66
Average shares (diluted)       4,533,449
Diluted income per share      $     0.62

The unaudited information above includes proforma adjustments related to the amortization of intangible assets, interest expense, certain operating expenses and income taxes necessary to present the information had the acquisition been consummated as of January 1, 1998.


SIGNIFICANT ACCOUNTING POLICIES

Pro Forma Information (Unaudited): The pro forma consolidated balance sheet as of December 30, 2000 gives effect to the forgiveness of $6,347,000 of indebtedness and $593,000 accrued interest and the estimated related accrued income tax liability of $1,388,000, after the utilization of net operating loss and tax credit carryforwards, upon consummation of the real estate financing in February 2001 as if such transactions had occurred as of December 30, 2000 (see Note C).

Principles of Consolidation: All significant intercompany transactions have been eliminated from the consolidated financial statements.

Revenue Recognition: Sales are generally recorded when goods are shipped to the Company's customers. The Company defers revenue recognition on certain product shipments in accordance with SAB 101 as discussed below.

Fiscal Year: Effective January 1, 1998, the Company changed its fiscal year to a 52 week fiscal period. The Company's fiscal year ends on the Saturday closest to December 31. Fiscal 2000, 1999 and 1998 ended on December 30, 2000, January 1, 2000 and January 2, 1999, respectively. Fiscal 1998 includes 52 weeks plus 3 days while fiscal 1999 and 2000 each include 52 weeks.

Inventories: Inventories are stated at the lower of cost (first-in, first-out method) or market. As of December 30, 2000 and January 1, 2000, inventories consisted of the following:


                               2000              1999
                               ----              ----
Raw materials              $ 1,117,616       $ 1,926,177
Work-in-progress             4,631,698         6,685,644
Finished goods               2,313,295         1,222,133
                           -----------       -----------
                             8,062,609         9,833,954
Less: reserve for
  excess and obsolete       (1,054,945)       (1,029,457)
                           -----------       -----------
  Inventories, net         $ 7,007,664       $ 8,804,497
                           ===========       ===========

Long-Lived Assets: Property, plant and equipment are stated at cost. Provisions for depreciation and amortization are computed using the straight-line method over 3 to 12 years for machinery and equipment and 25 years for buildings for financial reporting purposes.

The Company reviews its investments in long-lived assets in accordance with Statement of Financial Accounting Standards No. 121, "Accounting for the Impairment of Long-Lived Assets and Long-Lived Assets to be Disposed of" (SFAS No.121). SFAS No.121 requires a company to review long-lived assets for impairment whenever events or changes in circumstances indicate that the carrying amount of an asset may not be recoverable. The Company recognizes an impairment when the carrying value of the property exceeds its estimated fair value less cost to sell or its costs are not estimated to be earned by its activities. During 1999, the Company determined certain equipment would no longer be utilized. The Company held the equipment for sale and wrote the equipment down to the estimated net realizable value resulting in a charge to cost of sales of $600,000 for fiscal 1999. In January 2000 certain of the equipment was sold for the carrying value, after the effect of the related write-down. The remaining equipment was returned to service in March 2000. No impairments were recorded for fiscal 2000 and 1998.

Goodwill represents the excess of the purchase price over the fair value of net assets acquired in connection with the Apex acquisition. Goodwill is amortized over 40 years. The Company monitors the overall profitability and future expectations of profitability of Apex in order to assess whether any impairment of recorded goodwill has occurred. As of December 30, 2000, no impairments have been recorded.

Derivative Instruments: Until May 2000, the Company used interest rate swap agreements to reduce interest rate risks and to manage interest expense. Each interest rate swap agreement was designated with all or a portion of the principal balance and the repayment term of a specific debt. These agreements effectively converted floating-rate debt into fixed-rate debt over the life of the swap agreement, without an exchange of the notional amount upon which the payments were based. The differential to be paid or received was accrued and recognized as an adjustment of interest expense. On May 2, 2000, the Company sold the interest rate swap agreements for $177,350. The Company amortized the deferred gain associated with this sale as a reduction of interest expense over the period of the associated financing.

(Loss) Earnings Per Share: Basic (loss) earnings per common share is based on the average number of common shares outstanding during the year. Diluted (loss) earnings per common share assumes, in addition to the above, a dilutive effect of common share equivalents during the year. Common share equivalents represent dilutive stock options using the treasury method. The number of shares used in the earnings per common share computation for fiscal 2000, 1999 and 1998, are as follows:

                                           2000           1999           1998
                                           ----           ----           ----
Basic:
  Average common shares outstanding      4,269,080      4,268,445      4,244,980

Diluted:
  Dilutive effect of stock options              --             --        288,469
                                         ---------      ---------      ---------
  Average shares diluted                 4,269,080      4,268,445      4,533,449
                                         =========      =========      =========


Options to purchase 869,157 and 523,157 shares of common stock were not included in the computation of earnings (loss) per share for fiscal 2000 and 1999, respectively, since their effect was antidilutive.

Stock options: The Company accounts for stock-based compensation for employees in accordance with Accounting Principles Board Opinion No. 25. Stock-based compensation for non-employees is accounted for in accordance with SFAS No. 123, "Accounting for Stock-Based Compensation".

Estimates: The preparation of financial statements in conformity with accounting principles generally accepted in the United States requires management to make estimates and assumptions that affect certain of the amounts reflected in the consolidated financial statements. Actual results could differ from those estimates.

New Accounting Standards: In December 1999, the Securities and Exchange Commission's Staff Accounting Bulletin No. 101 (SAB 101) Revenue Recognition, was issued. SAB 101 requires a company to defer revenue recognition on product shipments until customer acceptance, including inspection and installation requirements, as defined, are achieved. The Company adopted this new accounting principle as of January 1, 2000, in the fourth quarter of fiscal 2000. The cumulative effect on earnings as of January 1, 2000 was $223,843, which relates to sales of $824,430.

In June 1999, the Financial Accounting Standard Board (FASB) issued SFAS No. 137, "Accounting for Derivative Instruments and Hedging Activities-Deferral of the Effective Date of SFAS No. 133 - an Amendment of SFAS No. 133" for the sole purpose of updating the effective date of adoption of SFAS No. 133 to January 1, 2001. SFAS No. 133 establishes accounting and reporting standards requiring that each derivative instrument (including certain derivative instruments embedded in other contracts) be recorded in the balance sheet as either an asset or liability measured at its fair value. Since the Company had no derivative instruments as of December 30, 2000, the adoption of SFAS No. 133, as amended, had no effect on the Company upon adoption.


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

On November 19, 1996, the Board of Directors adopted the 1996 Stock Option Plan (the 1996 Plan). The 1996 Plan is non-qualified and provides for granting of up to 300,967 options to purchase shares of Common Stock of the Company. The term of the options and vesting requirements shall be for such period as the Compensation Committee designates. The option price is not less than the fair market value of the shares on the date of the grant.

On February 17, 1998, the Board of Directors adopted the 1998 Employee Stock Option Plan (the 1998 Plan). The 1998 Plan is non-qualified and provides for granting up to 330,000 options to purchase shares of Common Stock of the Company. The terms of the options and vesting requirements shall be for such period as the Compensation Committee designates. The option price is not less than the fair market value of the shares on the date of the grant.

On May 15, 2000, the Board of Directors adopted the 2000 Employee Stock Option Plan (the 2000 Plan). The 2000 Plan is non-qualified and provides for granting up to 300,000 options to purchase shares of Common Stock of the Company. The terms of the options and vesting requirements shall be for such period as the Compensation Committee designates. The option price is not less than the fair market value of the shares on the date of the grant.

On November 21, 2000, the Board of Directors adopted the 2000-B Employee Stock Option Plan (the 2000-B Plan). The 2000-B Plan is non-qualified and provides for granting up to 500,000 options to purchase shares of Common Stock of the Company. The terms of the options and vesting requirements shall be for such period as the Compensation Committee designates. The option price is not less than the fair market value of the shares on the date of the grant.

The Company has computed the pro forma disclosures required under SFAS No. 123 for options granted in fiscal 2000, 1999 and 1998 using the Black-Scholes option pricing model prescribed by SFAS No. 123. The weighted average assumptions used are as follows:

                                      2000             1999              1998
                                      ----             ----              ----
Risk free interest rate          5.79% to 6.43%         6.00%       4.39% to 5.38%
Expected dividend yield                None             None              None
Expected lives                      3 years          3 years           3 years
Expected volatility                    153%              84%               80%

Had compensation cost for the Company's employee stock option plans been determined based on the fair value at the grant dates of awards under these plans consistent with the method of SFAS No. 123, the Company's net (loss) income would have been adjusted to reflect the following pro forma amounts:

                                                       2000            1999             1998
(Loss) income:
         As reported                               ($ 651,684)    ($ 4,058,119)      $2,276,272
         Pro forma                                   (779,361)      (4,254,294)       2,153,232

Pro forma net (loss) income per common share:
    Basic (loss) earnings per share
         As reported                                   ($0.15)          ($0.95)      $     0.54
         Pro forma                                      (0.18)           (1.00)            0.51

    Diluted (loss) earnings per share:
         As reported                                   ($0.15)          ($0.95)      $     0.50
         Pro forma                                      (0.18)           (1.00)            0.47

A summary of the status of the Company's stock option plans as of December 30, 2000, January 1, 2000 and January 2, 1999, and changes during the years then ended is presented below:


                                         2000                      1999                      1998
                                         ----                      ----                      ----
                                              WEIGHTED                 WEIGHTED                   WEIGHTED
                                              -AVERAGE                 -AVERAGE                   -AVERAGE
                                              EXERCISE                 EXERCISE                   EXERCISE
                                  SHARES       PRICE       SHARES       PRICE         SHARES       PRICE
                                  ------       -----       ------       -----         ------       -----
Outstanding at beginning         523,157       $3.49       486,657       $3.74       373,257       $2.64
  of year
Granted                          384,000        0.99        65,000        2.11       157,000        0.58
Exercised                           --          --          (7,500)       1.38       (43,600)       1.52
Expired                          (38,000)       3.09       (21,000)       5.72          --          --
                                 -------                   -------                  --------
Outstanding at end of year       869,157        2.41       523,157        3.49       486,657        3.74
                                 =======                   =======                  ========
Options exercisable at
  year-end                       699,157        2.75       473,157        3.69       318,657        3.29
                                 =======                   =======                  ========
Weighted-average fair
  value of options granted
  during the year                $  0.83                   $  1.45                  $   3.17
                                 =======                   =======                  ========

      The following table summarizes information about stock options outstanding at December 30, 2000:

                                         OPTIONS OUTSTANDING                                OPTIONS EXERCISABLE
                                         -------------------                                -------------------
                                              WEIGHTED
                                 NUMBER       -AVERAGE            WEIGHTED               NUMBER             WEIGHTED-
                              OUTSTANDING     REMAINING           -AVERAGE             EXERCISABLE          AVERAGE
                                  AT         CONTRACTUAL          EXERCISE                  AT              EXERCISE
     EXERCISE PRICE            12/30/00     LIFE (IN YEARS)        PRICE                 12/30/00            PRICE
     --------------            --------     ---------------        -----                 --------            -----
         $0.91                  110,000          0.9               $0.91                  110,000            $0.91
          0.94                  150,000          9.9                0.94                        -             0.94
          0.97                   24,000          9.5                0.97                   24,000             0.97
          1.00                  190,000          9.5                1.00                  190,000             1.00
          1.25                    6,957          0.5                1.25                    6,957             1.25
          1.38                   20,000          9.9                1.38                        -             1.38
          1.65                    1,500          1.2                1.65                    1,500             1.65
          1.69                   50,000          8.8                1.69                   50,000             1.69
          2.05                   80,500          6.4                2.05                   80,500             2.05
          3.50                   15,000          8.5                3.50                   15,000             3.50
          5.50                  120,000          7.9                5.50                  120,000             5.50
          5.91                   79,200          6.9                5.91                   79,200             5.91
          7.73                   22,000          7.2                7.73                   22,000             7.73
                                -------                                                   -------
     $0.91 to 7.73              869,157          7.54               2.41                  699,157             2.75
                                =======                                                   =======

During 1999, the expiration date for exercising stock options previously granted to the Company's former President and Chief Executive Officer (Note G) was extended. Additionally, the Company granted non-employee options to purchase 15,000 shares of common stock at an exercise price of $3.50 per share. Accordingly, the Company recorded an aggregate charge to earnings of $110,460 during fiscal 1999, related to the modification and grant.

NOTE C -- NOTES PAYABLE AND LONG-TERM DEBT

Long-term debt consisted of the following:

                                                                                        2000              2000            1999
                                                                                      -----------       -----------     -----------
                                                                                      Pro Forma (1)        Actual
Notes payable due in 35 monthly principal installments
  of $122,734 commencing November 1, 2000
  with a balloon payment due on September 29, 2003.                                   $ 7,118,532       $ 7,118,532     $        --

Notes payable under forbearance agreement
  at December 30, 2000  (see discussion below)                                          8,933,331        12,553,132      21,380,675

Note payable to former shareholders of Apex Machine Tool Company, Inc. Note was amended on December 28, 2000 to provide monthly principal installments of
  $18,000, increasing to $22,000 on July 1, 2001 and increasing to $25,000 on
  January 1, 2002. Interest at 10.12% is due monthly until January 2, 2001 when
  interest will be paid quarterly in advance.                                           2,049,638         2,049,638       2,710,688

Equipment note payable due in quarterly installments of $28,750 and additional monthly installments based on equipment utilization and results, as defined,
  commencing December 28, 1997 and due July 31, 2000 with interest imputed at 8.5%.            --                --         834,121
                                                                                      -----------       -----------     -----------
                                                                                       18,101,501        21,721,302      24,925,484
Less - current portion of long-term debt                                                1,772,410         1,772,410      22,430,798
                                                                                      -----------       -----------     -----------
                                                                                      $16,329,091       $19,948,892     $ 2,494,686
                                                                                      ===========       ===========     ===========

(1) The pro forma amounts reflect the effect of the February 2001 refinancing including the forgiveness of $6,347,000, of which $2,727,000 was revolving debt.


On September 29, 2000, the Company refinanced substantially all of its loan facilities with its former principal lender ("Former Lender") with financing from a new lender. The new credit facility includes revolving credit in an amount up to $8,000,000, and term loans of $7,364,000. The revolving credit is limited to an amount determined by a formula based on percentages of the Company's receivables and inventory. As of December 30, 2000, $3,310,161 was outstanding on the revolver and $2,837,334 was available for additional borrowings. The term loans are payable in 35 monthly principal payments of $122,734 plus accrued interest with a balloon payment of $3,068,310 due upon expiration of the facility on September 29, 2003. Interest rates are based on the index rate (30 day dealer placed commercial paper) plus 3.75% (10.4% at December 30, 2000) for the revolving credit and the index rate plus 4% (10.65% at December 30, 2000) for the term loans. The credit facility requires maintenance of a certain earnings to fixed charges ratio commencing with the quarter ending December 30, 2000. The Company was in compliance with all covenants as of December 30, 2000 and for the quarter then ended.

On February 5, 2001, the Company refinanced $2,000,000 due to its Former Lender through a mortgage with a local bank. This mortgage is due in 240 monthly installments of $18,578 including interest at 9.45%. The payment will be adjusted by the bank every 5 years commencing on March 1, 2006 to reflect interest at the Five Year Federal Home Loan Bank "Classic Credit Rate" plus 2.75%. Concurrent with the $2,000,000 real estate financing consummated in February 2001, the remaining principal amount due to the Former Lender ($13,347,000 as of December 30, 2000) along with accrued interest of $593,000 was reduced to a single principal amount of $7,000,000, with the principal due in full on September 29, 2004. Accordingly, an extraordinary gain of $6,940,000 less related taxes will be recorded in the first quarter of 2001, related to the debt forgiven. Interest on the $7,000,000 note will commence accruing on September 29, 2000 at the bank's prime rate plus 1% and interest will not be paid until September 29, 2002 and monthly thereafter. If the Company prepays an aggregate principal amount of $5,000,000 plus accrued interest on the remaining $7,000,000 anytime prior to October 1, 2003, the remaining principal will be reduced by $2,000,000. The $7,000,000 obligation to the Former Lender has been classified as long term debt and the debt and accrued interest forgiven of $6,940,000 have been eliminated in the accompanying pro forma (unaudited) consolidated Balance Sheet as of December 30, 2000.

During 1999 and for the first nine months of 2000, the Company was in violation of certain of its financial covenants contained in its financing arrangement with its Former Lender. As of January 1, 2000, the Company had aggregate borrowings under the Agreement and other borrowings with its Former Lender of $27,524,000. As the financing arrangement provided a first priority security interest in substantially all of the Company's assets and was generally cross collateralized and cross defaulted with other borrowings with the bank, all amounts outstanding to the bank as of January 1, 2000, were classified as current in the consolidated balance sheet. As a result of the forbearance agreements, the Company expensed remaining unamortized deferred financing fees of $425,179 in fiscal 1999. These costs are included as a component of interest expense in the consolidated statement of operations.

Aggregate annual maturities of long-term debt after giving effect to the February 5, 2001 debt refinancing for the five year period subsequent to December 30, 2000 are as follows: 2001--$1,772,410; 2002--$1,810,846;
2003--$5,724,346; 2004--$7,045,917; 2005--$50,550; 2006 and
thereafter--$1,697,432.


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

The following table sets forth the changes in benefit obligations and plan assets, and reconciles amounts recognized in the Company's consolidated balance sheets (in thousands):

                                                       2000            1999
                                                      -------         -------
 Change in benefit obligation:
 Benefit obligation at beginning of year              $ 4,620         $ 5,128
   Interest cost                                          361             341
   Actuarial (gain) loss                                  304            (513)
   Benefits paid                                         (363)           (336)
                                                      -------         -------
Benefit obligation at end of year                     $ 4,922         $ 4,620
                                                      =======         =======



Change in plan assets:
 Fair value of plan assets at beginning of year       $ 4,740         $ 4,756
   Actual return on plan assets                           465             212
   Employer  contribution                                 126             108
   Expenses                                               (21)             --
   Benefits paid                                         (363)           (336)
                                                      -------         -------
 Fair value of plan assets at end of year             $ 4,947         $ 4,740
                                                      =======         =======

 Funded status                                        $    25         $   119
 Unrecognized net actuarial loss                          389             231
                                                      -------         -------
 Recognized in the consolidated balance
   sheets as prepaid benefit obligation               $   414         $   350
                                                      =======         =======


                                                2000          1999
                                               -----         -----
Weighted-average assumptions:
Discount rate                                   7.50%         8.00%
Expected return on plan assets                  7.00%         7.00%

Components of net periodic benefit cost:
Interest cost                                  $ 361         $ 341
Expected return on plan assets                  (298)         (282)
                                               -----         -----
Net periodic pension expense                   $  63         $  59
                                               =====         =====


Through March of 2000 the Company maintained the Gros-Ite Industries 401(k) Retirement Plan (the Gros-Ite Plan) which covered substantially all employees meeting minimum age and service requirements. The Company matched 35% of employee contributions up to 15% of compensation limited annually to $1,750. Employer contributions and expenses related to this plan were $178,151 and $155,500, in fiscal 1999 and 1998, respectively.

The Apex Machine Tool Company, Inc. Profit-Sharing and Retirement Plan (the Apex
Plan), covered substantially all Apex employees who have completed more than one year of service . Profit sharing contributions were made to the Plan at the discretion of the Company's Board of Directors. The Plan also allowed employees to contribute tax deferred salary deductions into the Plan under Section 401(k) of the Internal Revenue Code subject to certain limitations as defined in the Plan. Matching contributions were made by the Company at a rate of 20% of employees' contributions. The Company declared and made discretionary profit sharing contributions and matching contributions of $108,719 and $28,000 for fiscal 1999 and the period subsequent to the Apex acquisition from June 30, 1998 to January 2, 1999, respectively.

On March 1, 2000, the assets of both of the Gros-Ite Plan and Apex Plan combined into one plan forming the Edac Technologies Corporation 401(k) Retirement Plan. All employees who had completed at least three consecutive months of service and were age eighteen or older were eligible to participate. The Company matches 35% of employee contributions up to 15% of compensation limited annually to $1,750. Employer contributions and expenses related to the combined plan for fiscal 2000 were $277,972.


NOTE E -- EMPLOYEE STOCK OWNERSHIP PLAN

Effective May 4, 1989, the Company established the Edac Technologies Corporation Employee Stock Ownership Plan (the ESOP). Employees of the Company are eligible to participate in the ESOP beginning six months following their hire date. The Company makes annual contributions to the ESOP equal to the ESOP's debt service. The ESOP shares initially were pledged as collateral for its debt. As the debt is repaid, shares are released from collateral based on the proportion of debt service paid in the year, and allocated to active employees. The debt of the ESOP is recorded as debt of the Company and the shares pledged as collateral are reported as unearned ESOP compensation expense in the consolidated balance sheets. As shares are released from collateral, the Company reports compensation expense. ESOP compensation expense was $0, $38,889 and $77,778 for fiscal 2000, 1999 and 1998, respectively. Interest expense incurred on the debt was $0, $598 and $6,026, for fiscal 2000, 1999 and 1998, respectively. All debt was repaid as of June 1, 1999. The ESOP shares as of 2000 and 1999 were as follows:





                           2000          1999
                           ----          ----
Allocated shares         508,323       600,555
Shares released
    for allocation            --        60,269
                         -------       -------

Total ESOP shares        508,323       660,824
                         =======       =======

The reduction in shares of 152,501 from January 1, 2000 to December 30, 2000 reflects distributions to plan participants.

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

The (benefit from) provision for income taxes is as follows (in thousands):



                                    2000         1999        1998
                                   -----        -----        ----
Current provision (benefit)        $  33        $(593)       $670

Deferred (benefit) provision          --         (271)         35
                                   -----        -----        ----

                                   $  33        $(864)       $705
                                   =====        =====        ====

The effective tax rate on income before income taxes is different from the prevailing Federal and state income tax rates as follows (in thousands):

                                                 2000           1999           1998
                                                -----        -------        -------

(Loss) income before income taxes               $(619)       $(4,922)       $ 2,981
                                                =======      ========       ========

Income tax at Federal statutory rate            $(210)       $(1,673)       $ 1,014

State income taxes-net of Federal benefit         (46)          (388)            --

Meals, entertainment and other                   (203)          (254)          (195)

Change in valuation allowance                     492          1,451           (114)
                                                -------      --------       --------
                                                $  33        $  (864)       $   705
                                                =======      ========       ========

During fiscal 2000 and 1999 the Company provided a valuation allowance to reserve against deferred tax assets for which it was considered possible that a benefit would not be realized. During fiscal 1998, a previous valuation allowance was reversed to the extent assets were considered realizable.

The tax effect of temporary differences giving rise to the Company's deferred tax assets and liabilities are as follows (in thousands):

                                                                                2000           1999
                                                                               -------        -------
Deferred tax assets:
      Allowance for uncollectible
        accounts receivable                                                    $    78        $    82
      Employee compensation and amounts withheld                                   377            466
      Accrued expenses                                                             122            114
      Unicap and inventory reserves                                                475            475
      Tax effect of net operating loss carryforwards (state and federal)         2,501          1,555
      Alternative minimum tax credit carryforwards                                 327            227
      Other                                                                        562            483
      Valuation allowance                                                       (1,858)        (1,366)
                                                                               -------        -------
                                                                                 2,584          2,036
                                                                               -------        -------
Deferred tax liabilities:
      Property, plant and equipment                                              1,855          1,349
      Pension                                                                      142            130
      Goodwill                                                                     462            281
      Other                                                                        125            276
                                                                               -------        -------
                                                                                 2,584          2,036
                                                                               -------        -------
Net deferred tax liability                                                         $--            $--
                                                                               =======        =======
Reflected in consolidated balance sheets as:
          Net current deferred tax asset                                       $ 2,029        $   700
          Net long-term deferred tax liability                                  (2,029)          (700)
                                                                               -------        -------
                                                                               $    --        $    --
                                                                               =======        =======

Due to the change in ownership during 1989 (see Note A), provisions of the Internal Revenue Code restrict the utilization of net operating loss carryforwards (NOL's) attributed to the period prior to the change in ownership. As of fiscal 2000 and 1999, the Company has pre-change NOL's of approximately $252,000 and $433,000, respectively, available to offset future Federal taxable income of which the Company is limited to annual utilization of approximately $181,000. These NOLs expire in the year 2003. As of fiscal 2000, the Company has available aggregate Federal and state NOL's of approximately $5.6 million and $6.2 million, respectively, which are available to offset future taxable income. These NOL's expire through 2020 and 2005, respectively. In addition, the Company has alternative minimum tax credits of approximately $327,000 which carry forward indefinitely for Federal income tax purposes. These credits can be used in the future to the extent that the Company's regular tax liability exceeds amounts calculated under the alternative minimum tax method.


NOTE G -- COMMITMENTS AND CONTINGENCIES

Lease expense under operating leases was $117,853, $124,866 and $84,449, for fiscal 2000, 1999 and 1998, respectively. Minimum rental commitments as of December 30, 2000 for noncancelable operating leases with initial or remaining terms of one year or more are as follows: 2001--$111,186; 2002--$102,120; 2003--$31,979; 2004--$3,600; 2005--$3,600; 2006 and thereafter-- $25,200.

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

On August 17, 1999, the Company's President and Chief Executive Officer since January 1, 1997, resigned. The Company agreed to pay the former President and CEO severance of $710,000. This amount is payable over three years, $225,000 each year for the first two years and $260,000 in the third year. The Company also provided the former President and CEO with health insurance coverage until he obtained other coverage or until July 1, 2000 whichever was earlier and an automobile until the end of the lease term in March 2000. These severance costs resulted in a charge to selling, general and administrative expenses of $750,000 in 1999.

NOTE H -- MAJOR CUSTOMERS

For fiscal 2000, sales to United Technologies Corporation amounted to 45% of the Company's sales. For fiscal 1999, sales to United Technologies Corporation and a consumer products company amounted to 52% and 10% of the Company's sales, respectively. For fiscal 1998, sales to United Technologies Corporation, Nordam Manufacturing and a consumer products company amounted to 51%, 11% and 10% of the Company's sales, respectively. United Technologies Corporation and Nordam Manufacturing operate in the aerospace industry.

At December 30, 2000, the Company had $1,731,212 of trade receivables due from United Technologies Corporation.


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

The Company has four reportable segments identified as Engineered Precision Components, Precision Engineered Technologies, Precision Large Machining and Apex Machine Tool Company (since June 29, 1998). The accounting policies of the segments are the same as those described in the summary of significant accounting policies. The Company evaluates the performance of these segments based on segment profit or loss after income taxes. The Company allocates certain administrative expenses to segments. The amounts in this table are the amounts in reports used by the Company's President for fiscal 2000, 1999 and 1998 (in thousands):


                                                             2000
                                --------------------------------------------------------------------------
                                Engineered         Precision     Precision        Apex
                                Precision         Engineered       Large          Machine
                                Components       Technologies    Machining        Tool Co.           Total
                                ----------       ------------    ---------        --------           -----
 Revenues from external
    customers                   $ 16,620          $6,384         $ 4,662          $ 19,586          $ 47,252

 Allocated interest
    expense                          493             262             303             2,166             3,224

Allocated
     depreciation and
    amortization                     477             380             536               945             2,338

Income tax expense                    16               7              10                --                33

Cumulative effect
    of SAB 101                        --              --              --              (224)             (224)

 Segment (loss) profit            (1,252)            340             502              (242)             (652)

                                                              1999
                               --------------------------------------------------------------------------
                                Engineered         Precision     Precision        Apex
                                Precision         Engineered       Large          Machine
                                Components       Technologies    Machining        Tool Co.           Total
                                ----------       ------------    ---------        --------           -----
 Revenues from external
    customers                   $ 15,544          $ 11,666          $ 6,865          $ 18,320          $ 52,395

 Intersegment revenues
                                      --                10               --               453               463
                                --------           --------         -------          --------          --------
 Total revenues                   15,544            11,676            6,865            18,773            52,858
                                =========          ========         ========         ========          ========
 Allocated interest
    expense                          356               384              305             2,234             3,279

Allocated
     depreciation and
    amortization                     427               503              513             1,514             2,957

 Income tax (benefit)
    expense                         (801)               22              (24)              (61)             (864)

 Segment loss                     (2,414)             (795)            (124)             (725)           (4,058)


                                                              1998
                               --------------------------------------------------------------------------
                                Engineered         Precision     Precision        Apex
                                Precision         Engineered       Large          Machine
                                Components       Technologies    Machining        Tool Co.       Total
                                ----------       ------------    ---------        --------       -----
 Revenues from external
    customers                  $ 18,554          $13,155         $11,552         $ 9,901         $53,162

 Intersegment revenues               --                4              --             102             106
                               --------          -------         -------         -------         -------
 Total revenues                  18,554           13,159          11,552          10,003          53,268
                               ========          =======         =======         =======         =======
 Allocated interest
    expense                         401              421             297             843           1,962

Allocated
     depreciation and
    amortization                    390              377             440             367           1,574

 Income tax (benefit)
    expense                         (24)             210             390             129             705

 Segment (loss) profit              (72)             678           1,218             452           2,276

Asset information is unavailable by segment.

NOTE J --  QUARTERLY DATA (UNAUDITED)

Following is selected quarterly data for fiscal 2000 and 1999. All quarterly information was obtained from unaudited consolidated financial statements not otherwise contained herein. The data for fiscal 2000 includes amounts as restated for the adoption of SAB 101 and the amounts previously reported in the Company's Form 10-Q's, prior to the adoption of SAB 101. The unaudited results for any quarter are not necessarily indicative of the results for any future period.

 2000                                              1st quarter          2nd quarter            3rd quarter         4th quarter
-----                                              -----------          -----------            -----------         -----------
(as adjusted for SAB 101 implementation)
Sales                                              $ 12,157,888          $ 12,125,672          $ 11,024,808          $ 11,944,023
Gross profit                                          1,839,751             1,911,851             1,614,682             2,248,020
Income from operations                                  585,582               633,595               381,486             1,272,119
Net income (loss)                                      (256,992)             (288,684)             (591,733)              485,725
Income (loss) per share:
    Basic                                                ($0.06)               ($0.07)               ($0.14)               $ 0.11
    Diluted                                              ($0.06)               ($0.07)               ($0.14)               $ 0.11

2000
(as previously reported)
Sales                                              $ 12,249,238          $ 11,776,242          $ 10,634,858          $ 11,944,023
Gross profit                                          1,841,960             1,971,443             1,340,665             2,248,020
Income from operations                                  587,791               693,187               107,469             1,272,119
Net income (loss)                                       (99,819)             (160,213)             (865,750)              485,725
Income (loss) per share:
    Basic                                                ($0.02)               ($0.04)               ($0.20)         $       0.11
    Diluted                                              ($0.02)               ($0.04)               ($0.20)         $       0.11


1999
Sales                                              $ 15,170,285          $ 14,945,132          $ 12,243,219          $ 10,036,207
Gross profit                                          2,393,902              (190,040)            1,770,987               384,648
Income (loss) from operations                         1,037,026            (1,538,258)             (630,729)             (555,272)
Net income (loss)                                       285,990            (1,669,656)           (1,117,471)           (1,556,982)
Income (loss) per share:
    Basic                                          $       0.07                ($0.39)               ($0.26)               ($0.36)
    Diluted                                        $       0.06                ($0.39)               ($0.26)               ($0.36)

NOTE K -- SUBSEQUENT EVENT

On March 29, 2001, the Company entered into as asset purchase agreement providing for the sale of substantially all of the assets related to the Engineered Precision Components division for cash of approximately $6.4 million, subject to post closing adjustment based upon a valuation as of the closing date of the inventory to be transferred to the purchaser. Because there are significant conditions remaining to be satisfied with respect to the asset sale, no assurance can be given that the sale will be consummated or, if consummated, that the terms of the asset sale will be as presently contemplated.

                    REPORT OF INDEPENDENT PUBLIC ACCOUNTANTS



To the Shareholders and Board of Directors of Edac Technologies Corporation:



We have audited the accompanying consolidated balance sheets of Edac Technologies Corporation (a Wisconsin corporation) and subsidiaries as of December 30, 2000 and January 1, 2000, and the related consolidated statements of operations, changes in shareholders' equity and cash flows for each of the three years in the period ended December 30, 2000. These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these financial statements based on our audits.

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

In our opinion, the consolidated financial statements referred to above present fairly, in all material respects, the financial position of Edac Technologies Corporation and subsidiaries as of December 30, 2000 and January 1, 2000, and the results of their operations and their cash flows for each of the three years in the period ended December 30, 2000 in conformity with accounting principles generally accepted in the United States.

As explained in Note A to the consolidated financial statements, effective January 2, 2000, the Company changed its method of accounting for certain revenue to comply with Staff Accounting Bulletin No. 101, "Revenue Recognition in Financial Statements".

                                                         /s/Arthur Andersen LLP

Hartford, Connecticut
February 9, 2001
(except for the matter discussed in
 Note K as to which the date is March 29, 2001)

OFFICERS
Richard A. Dandurand               President and Chief Executive Officer
Ronald G. Popolizio                Executive Vice President, CFO and Secretary


BOARD OF DIRECTORS

Richard A. Dandurand               President and Chief Executive Officer
John DiFrancesco                   Chairman
George Fraher                      President of Apex Machine Tool
Robert J. Gilchrist                Managing Director, Horton International, Inc.
John M. Kucharik                   Chief Executive Officer of IPC, Inc.
Stephen J. Raffay                  Retired Vice-Chairman Emhart Corporation
Daniel C. Tracy                    Business Consultant


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

ANNUAL MEETING

The 2001 annual meeting of shareholders will be held on May 15, 2001 at 10:00 a.m. local time at the Farmington Country Club, 806 Farmington Avenue, Farmington, CT.


10-K INFORMATION

A copy of the 2000 Edac Technologies Corporation 10-K report filed with the Securities and Exchange Commission is available without charge by writing to:
Ronald G. Popolizio, Secretary, Edac Technologies Corporation, 1806 New Britain Avenue, Farmington, CT 06032.