Form 10-K405/A, Exhibit 13
period 2000-12-30
EDAC TECHNOLOGIES CORP
filed 2001-05-04
CIK 772572

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

The EDAC Technologies balance sheet has been improved dramatically with the debt refinancing completed in February 2001. The financial restructuring has resulted in approximately $ 4.5 million of debt reductions which amount includes the elimination of approximately $600,000 of accrued interest and fees. As a result of the improved financial structure, the company has reduced annual interest expense by approximately $1,200,000. A focus on process flow should allow the company to reduce inventory while becoming more responsive to customer requirements. Cash flow is expected to be stronger than it has been for over two years.

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

                                              2000                              1999
                                              ----                              ----
                                      High             Low               High            Low
                                      ----             ---               ----            ---
          First Quarter               $3.125         $1.563             $6.625         $4.625
          Second Quarter               1.750          0.625              5.688          3.375
          Third Quarter                2.406          0.813              4.625          1.500
          Fourth Quarter               2.875          0.813              2.000          1.344

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


SELECTED INCOME STATEMENT DATA

                                                                    2000        1999         1998        1997        1996
                                                                ----------------------------------------------------------
                                                                             (In thousands, except per share data)
 Sales                                                            $47,252     $52,395      $53,162     $38,229     $30,249

 (Loss) income before cumulative effect of adoption of
    Staff Accounting Bulletin No. 101 (SAB 101)
                                                                    (428)     (4,058)        2,276       1,696           7
 Cumulative effect of adoption of SAB 101                           (224)           -            -           -           -
 Net (loss) income                                                  (652)     (4,058)        2,276       1,696           7
 Diluted per common share data:
    (Loss) income before cumulative effect of adoption
      of SAB 101                                                   (0.10)      (0.95)         0.50        0.39        0.00
    Cumulative effect of adoption of SAB 101                       (0.05)           -            -           -           -

    Net (loss) income                                              (0.15)      (0.95)         0.50        0.39        0.00
  Pro forma amounts assuming adoption of
    SAB 101 is applied retroactively (unaudited)
      Pro forma net (loss) income                                   (428)     (3,927)        1,920       (1)         (1)
      Pro forma basic net (loss) income per common share
                                                                   (0.10)      (0.92)         0.45       (1)         (1)
      Pro forma diluted net (loss) income per
        common share                                               (0.10)      (0.92)         0.42       (1)         (1)

(1) Information is not available to determine pro forma amounts prior to 1998.


SELECTED BALANCE SHEET DATA

                                               Pro Forma (1)
                                                 2000       2000         1999         1998        1997        1996
                                                ------------------------------------------------------------------
                                               (Unaudited)                 (In thousands)
 Current assets                                $15,870     $15,870     $15,460      $20,881     $15,196     $14,058
 Total assets                                   41,663      41,926      44,755       52,608      23,850      19,917
 Current Liabilities                            12,403      14,335      35,053       20,245      10,695       9,402
 Working capital (deficit)                       3,467       1,535    (19,593)          636       4,501       4,656
 Long-term liabilities                          20,997      22,155       3,614       22,780       6,269       5,043
 Shareholders' equity                            8,263       5,436       6,088        9,583       6,886       5,473

  (1) The pro forma amounts reflect the effect of the February 2001 refinancing which resulted in a reduction in debt for accounting purposes of $3.9 million the elimination of accrued interest and fees of $0.6 million, and a gain of approximately $4.2 million prior to estimated income taxes payable of $1.4 million after the usage of available net operating loss carryforwards.

MANAGEMENT'S DISCUSSION AND ANALYSIS OF FINANCIAL CONDITION
AND RESULTS OF OPERATIONS

         The Company operates on a fiscal year basis. The years ended December 30, 2000, January 1, 2000 and January 2, 1999 are referred to herein as fiscal 2000, 1999 and 1998, respectively.

         In 1999 and throughout most of 2000 the Company faced many challenges. The Company is pleased to announce that it has successfully dealt with several of those challenges and now looks forward to profitably growing the business. One of the major accomplishments was the refinancing of debt with our prior lender. On September 29, 2000 the Company refinanced substantially all of its bank facilities with replacement financing from a new lender. The new credit facilities include a revolving credit facility in an amount up to $8,000,000 and a term loan in an amount up to $7,364,000. On February 5, 2001 the Company completed the last step in its refinancing efforts by obtaining a $2,000,000 real estate loan from a local bank which resulted in a reduction in debt for accounting purposes of $3,884,000 and the elimination of $600,000 of accrued interest and fees. The remaining principal amount due the prior lender was reduced to a single principal amount of $7,000,000 due September 29, 2004. If Edac prepays an aggregate principal amount of $5,000,000 to its prior lender any time prior to October 1, 2003, an additional $2,000,000 will be forgiven. Total notes payable and long term debt, including the lines of credit went from $31,077,409 on January 1, 2000 to $23,874,010 on December 30, 2000, on a pro
forma basis after giving effect to the debt forgiveness in February 2001.

         On December 1, 2000, Richard A. Dandurand joined the Company as President and Chief Executive Officer after a 20-year career with The Stanley Works. He has broad-based global experience as President of three different businesses in Stanley and also was a member of Stanley's Corporate Executive Council.

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

         The Company has entered into an Asset Purchase Agreement, dated as of March 29, 2001, among the Company, Gros-Ite Industries, Inc., Tomz Corporation ("Tomz"), and Gros-Ite Engineered Components Division of Tomz, Inc. (the "Buyer"), which provides, among other things, that the Company will sell to the Buyer a significant portion of the assets of the Company's Engineered Precision Components group for cash of approximately $6.4 million, subject to a post-closing adjustment. The asset sale is subject to the satisfaction of a number of conditions, including the approval of the Company's shareholders, the receipt of necessary third party approvals and other closing conditions. Because there are significant conditions remaining to be satisfied with respect to the asset sale, no assurance can be given that the sale will be consummated or, if consummated, that the terms of the asset sale will be as presently contemplated.


RESULTS OF OPERATIONS

         The following discussion should be read in conjunction with the Consolidated Financial Statements of the Company and related notes thereto.

         Sales to the Company's principal markets are as follows (in thousands):

                                                                         2000             1999              1998
                                                                         ----             ----              ----
         Aerospace customers..................................           $27,999          $36,236           $36,348
             Other............................................            19,253           16,159            16,814
                                                                         -------          -------           -------
                                                                         $47,252          $52,395           $53,162
                                                                         -------          -------           -------

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

         The following is selected cash flow data from the Consolidated Statements of Cash Flows (in thousands):

                                                                                          Fiscal
                                                                         ---------------------------------------
                                                                         2000             1999              1998
                                                                         ----             ----              ----
         Net cash provided by
           operating activities...............................           $ 2,575         $ 3,844           $ 3,199
         Net cash provided by (used in)
           investing activities...............................               845          (1,138)          (26,756)
         Net cash (used in) provided by
           financing activities...............................            (3,319)         (2,790)           23,649

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

         Net cash provided by financing activities resulted primarily from net bank borrowings/repayments. The following is selected capitalization data from the Consolidated Balance Sheets (in thousands):

                                                                      Pro Forma (1)
                                                                        12/30/00         12/30/00            1/1/00
                                                                        --------         --------            ------
                                                                      (Unaudited)
         Revolving lines of credit............................           $ 3,310           $6,037           $ 6,152
         Current portion of long-term debt....................             1,772            1,772            22,431
         Long-term debt, less current portion.................            18,791           19,949             2,495
         Shareholders' equity.................................             8,263            5,436             6,088
         Debt to total capitalization.........................               74%              84%               84%
         Unused revolving line of credit......................             2,837            2,837             2,187

       (1) The pro forma amounts reflect the effect of the February 2001 refinancing including the forgiveness of $4.2 million, including accrued interest and fees of $0.6 million, and estimated income taxes payable of $1.4 million as a result of the debt forgiveness, after the usage of available net operating loss carryforwards.


       During 1999 and through September 29, 2000, the Company was in violation of certain of the financial covenants contained in its primary financing arrangement with a bank. On September 29, 2000, the Company refinanced its primary facility with replacement financing from a new lender. The new credit facilities include a revolving credit facility in an amount up to $8,000,000 and a term loan in an amount up to $7,364,000. The revolving credit is limited to an amount determined by a formula based on percentages of the Company's receivables and inventory. Interest rates are based on the index rate (30 day dealer placed commercial paper) plus 3.75% (10.4% at December 30, 2000) for the revolving credit and the index rate plus 4% (10.65% at December 30, 2000) for the term loans. On February 5, 2001 the Company completed the last step in its refinancing efforts by obtaining a $2,000,000 real estate loan with a local bank. This mortgage is due in 240 monthly installments of $18,578 including interest at 9.45%. The monthly payment will be adjusted by the bank every 5 years commencing on March 1, 2006 to reflect interest at the Five Year Federal Home Loan Bank "Classic Credit Rate" plus 2.75%. Concurrent with the $2,000,000 real estate financing consummated in February 2001, the remaining principal amount due to the former lender of $13,347,000 and accrued interest of $593,000, was reduced to a single principal amount of $7,000,000, with the principal due in full on September 29, 2004.

         The refinancing resulted in the forgiveness of certain indebtedness and accrued interest payable to the former lender which will be accounted for as a troubled debt restructuring. Accordingly, the Company will record an extraordinary gain in the first quarter of 2001 of $4.2 million (less estimated income taxes of $1.4 million), which amount represents the difference between the carrying value of the remaining debt to the former lender ($13,677,818, including accrued interest payable and deferred financing fees) and the total amount of remaining payments to the former lender, including interest, under the terms of the refinancing of $9,462,347 (assuming that the entire $7 million remaining is repaid and no additional amounts are forgiven). In accordance with the accounting for troubled debt restructurings, no interest expense will be recorded on the $7 million obligation after February 5, 2001 since such interest has been considered in determining the amount of the gain to be recorded.

         If Edac prepays an aggregate principal amount of $5,000,000 any time prior to October 1, 2003, an additional $2,000,000 of indebtedness will be forgiven. Total notes payable and long term debt, including lines of credit went from $31,077,409 on January 1, 2000 to $23,874,010 on December 30, 2000, on a
pro forma basis after giving effect to the debt forgiveness in February 2001. As of December 30, 2000, approximately $3,310,000 was outstanding and $2,837,000 was available for additional borrowings under the revolving credit facility with the new lender and $2,727,165 was outstanding on the revolving credit facility with the former lender. The Company was in compliance with all of its loan covenants as of December 30, 2000.

         Under the accounting for troubled debt restructurings, the carrying value of the $7,000,000 note will become $9,462,347 in the first quarter 2001. This amount includes estimated interest on the $7 million obligation to maturity. If the Company were to prepay $5 million of the note on March 31, 2001, an additional gain of $4.1 million would be recorded representing $2 million of debt forgiven and $2.1 million of interest accrued which the Company would not be liable for. The amount of the additional potential gain decreases by $169,000 each quarter that the $5 million repayment does not occur. There is no assurance that the Company will be able to make the prepayment in order to obtain such a gain on debt forgiveness.

         As of December 30, 2000, the Company's current assets exceeded current liabilities by $1,535,000. On a pro forma basis after giving effect to the refinancing discussed above, as of December 30, 2000 current assets exceeded current liabilities by $ 3,467,000.

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

EDAC TECHNOLOGIES CORPORATION
CONSOLIDATED BALANCE SHEETS
As of December 30, 2000 and January 1, 2000

                                                                   December 30,            December 30,             January 1,
                                                                       2000                    2000                    2000
                                                                -------------------      -----------------       -----------------
                                                                    Pro Forma                 Actual
                                                                   (Unaudited)
ASSETS                                                                Note A
------
CURRENT ASSETS:
    Cash                                                        $          246,711       $        246,711        $        145,386
    Accounts receivable (net of allowance
       for doubtful trade accounts of $200,000
       as of December 30, 2000 and $207,000
       as of January 1, 2000)                                            5,984,839              5,984,839               4,811,993
    Inventories, net                                                     7,007,664              7,007,664               8,804,497
    Prepaid expenses and other current
       assets                                                              601,668                601,668                 442,133
    Refundable income taxes                                                      -                      -                 556,159
    Deferred income taxes                                                2,028,649              2,028,649                 699,649
                                                                -------------------      -----------------       -----------------
                        Total current assets                            15,869,531             15,869,531              15,459,817
                                                                -------------------      -----------------       -----------------


PROPERTY, PLANT AND EQUIPMENT, at cost:
    Land                                                                   730,394                730,394                 865,182
    Buildings                                                            6,710,282              6,710,282               7,065,794
    Machinery and equipment                                             19,202,699             19,202,699              20,640,896
                                                                -------------------      -----------------       -----------------
                                                                        26,643,375             26,643,375              28,571,872
    Less - accumulated depreciation                                     11,565,270             11,565,270              10,628,387
                                                                -------------------      -----------------       -----------------
                                                                        15,078,105             15,078,105              17,943,485
                                                                -------------------      -----------------       -----------------

OTHER ASSETS:
    Goodwill (net of accumulated amortization
      of $712,379 as of December 30, 2000 and
      $427,932 as of January 1, 2000)                                   10,665,525             10,665,525              10,949,972
    Other                                                                   50,001                312,345                 401,562
                                                                -------------------      -----------------       -----------------

TOTAL ASSETS                                                    $       41,663,162       $     41,925,506        $     44,754,836
                                                                ===================      =================       =================


The accompanying notes are an integral part of these consolidated financial statements.

EDAC TECHNOLOGIES CORPORATION
CONSOLIDATED BALANCE SHEETS (CONTINUED)
As of December 30, 2000 and January 1, 2000

                                                                   December 30,            December 30,             January 1,
                                                                       2000                    2000                    2000
                                                                -------------------      -----------------       -----------------
                                                                    Pro Forma                 Actual
                                                                   (Unaudited)
                                                                      Note A
LIABILITIES AND SHAREHOLDERS' EQUITY

CURRENT LIABILITIES:
    Revolving lines of credit                                     $      3,310,161        $     6,037,326         $     6,151,925
    Current portion of long-term debt                                    1,772,410              1,772,410              22,430,798
    Trade accounts payable                                               2,758,069              2,758,069               3,348,140
    Employee compensation and amounts
       withheld                                                          1,225,135              1,225,135               1,137,120
    Accrued expenses                                                     3,336,836              2,542,033               1,985,264
                                                                -------------------      -----------------       -----------------
                   Total current liabilities                            12,402,611             14,334,973              35,053,247
                                                                -------------------      -----------------       -----------------

LONG-TERM DEBT, less current portion                                    18,791,439             19,948,892               2,494,686
                                                                -------------------      -----------------       -----------------

OTHER LIABILITIES                                                          176,768                176,768                 419,346
                                                                -------------------      -----------------       -----------------

DEFERRED INCOME TAXES                                                    2,029,000              2,029,000                 700,000
                                                                -------------------      -----------------       -----------------

COMMITMENTS AND CONTINGENCIES (NOTE G)

SHAREHOLDERS' EQUITY:
    Common stock, par value $.0025 per
       share; 10,000,000 shares authorized;
       issued and outstanding--4,269,080
       in 2000 and 1999                                                     10,673                 10,673                  10,673
    Additional paid-in capital                                           9,153,941              9,153,941               9,153,941
    Accumulated deficit                                                   (901,270)            (3,728,741)             (3,077,057)
                                                                -------------------      -----------------       -----------------
                Total shareholders' equity                               8,263,344              5,435,873               6,087,557
                                                                -------------------      -----------------       -----------------

TOTAL LIABILITIES AND SHAREHOLDERS' EQUITY                        $     41,663,162        $    41,925,506         $    44,754,836
                                                                ===================      =================       =================

The accompanying notes are an integral part of these consolidated financial statements.

EDAC TECHNOLOGIES CORPORATION
CONSOLIDATED STATEMENTS OF OPERATIONS
For the Fiscal Years Ending December 30, 2000,
  January 1, 2000 and January 2, 1999

                                                           --------------------------------------------------------------------
                                                                                       FISCAL YEAR
                                                           --------------------------------------------------------------------

                                                                  2000                     1999                    1998
                                                           -------------------      -------------------      ------------------
Sales                                                             $47,252,391             $ 52,394,843             $53,162,275

Cost of Sales                                                      39,638,087               48,035,346              43,334,125
                                                           -------------------      -------------------      ------------------
    Gross Profit                                                    7,614,304                4,359,497               9,828,150

Selling, General and Administrative Expenses                        4,741,522                6,046,730               4,976,044
                                                           -------------------      -------------------      ------------------
    Income (Loss) From Operations                                   2,872,782               (1,687,233)              4,852,106

Non-Operating (Expense) Income:
    Interest Expense                                               (3,224,123)              (3,278,532)             (1,961,974)
    Other                                                             (43,500)                  43,775                  90,942
                                                           -------------------      -------------------      ------------------

    (Loss) Income Before Income Taxes                                (394,841)              (4,921,990)              2,981,074

Provision for (Benefit from) Income Taxes                              33,000                 (863,871)                704,802
                                                           -------------------      -------------------      ------------------

(Loss) Income before Cumulative Effect of                            (427,841)              (4,058,119)              2,276,272
   Adoption of Staff Accounting Bulletin No. 101
   (SAB 101) (see Note A)

Cumulative Effect of Adoption of SAB 101                             (223,843)                       -                       -
                                                           -------------------      -------------------      ------------------

    Net (Loss) Income                                             $  (651,684)            $ (4,058,119)            $ 2,276,272
                                                           ===================      ===================      ==================


Basic Per Common Share Data (Note A):
  (Loss) income before cumulative effect of
      adoption of SAB 101                                              ($0.10)                  ($0.95)                 $0.54
  Cumulative effect of adoption of SAB 101                              (0.05)                      -                      -
                                                                       -------                  -------                 -----
  Net (loss) income                                                    ($0.15)                  ($0.95)                 $0.54
                                                                       =======                  =======                 =====

Diluted Per Common Share Data (Note A):
  (Loss) income before cumulative effect of
      adoption of SAB 101                                              ($0.10)                  ($0.95)                 $0.50
  Cumulative effect of adoption of SAB 101                              (0.05)                      -                      -
                                                                       -------                  -------                 -----
  Net (loss) income                                                    ($0.15)                  ($0.95)                 $0.50
                                                                       =======                  =======                 =====


Pro Forma amounts assuming adoption of SAB 101
 is applied retroactively (see Note A) (unaudited):
    Pro forma net (loss) income                                     ($427,841)             ($3,926,600)             $1,920,910
    Pro forma basic net (loss) income per common share                 ($0.10)                  ($0.92)                  $0.45
    Pro forma diluted net (loss) income per common share               ($0.10)                  ($0.92)                  $0.42



The accompanying notes are an integral part of these consolidated financial statements.

EDAC TECHNOLOGIES CORPORATION
CONSOLIDATED STATEMENTS OF CASH FLOWS
For the Fiscal Years Ending December 30, 2000,
 January 1, 2000 and January 2, 1999

                                                            --------------------------------------------------------------------
                                                                                         FISCAL YEAR
                                                            --------------------------------------------------------------------

                                                                   2000                     1999                    1998
                                                            -------------------      -------------------      ------------------
Operating Activities:
    Net (loss) income                                                ($651,684)             ($4,058,119)             $2,276,272
    Adjustments to reconcile net (loss) income
        to net cash provided by
       operating activities:
       Deferred income taxes                                                 -                 (271,180)                 35,000
       Amortization of deferred ESOP
         compensation expense                                                -                   38,889                  77,778
       Depreciation and amortization                                 2,337,631                2,957,582               1,574,441
       Loss (gain) on sale of property
         and equipment                                                   3,404                   12,075                 (25,874)
       Writedown of equipment                                                -                  600,000                       -
       Stock option grants and modifications                                 -                  110,460                       -
       Inventory reserve                                                25,488                  620,651                 108,806
    Changes in operating assets and liabilities:
       Accounts receivable                                          (1,172,846)               1,933,440                (172,467)
       Refundable income taxes                                         556,159                 (556,159)                      -
       Inventories                                                   1,771,345                2,993,033                (815,310)
       Prepaid expenses and other
           current assets                                             (159,535)                (120,403)               (250,239)
      Trade accounts payable                                          (590,071)                (275,458)               (359,093)
      Other current liabilities                                        697,658                 (553,692)                752,680
      Other liabilities                                               (242,578)                 413,346                  (3,000)
                                                            -------------------      -------------------      ------------------
      Net cash provided by
          operating activities                                       2,574,971                3,844,465               3,198,994
                                                            -------------------      -------------------      ------------------

Investing Activities:
    Additions to property, plant and
        equipment                                                     (124,256)              (1,439,542)             (6,681,595)
    Proceeds from sales of property,
        plant and equipment                                            927,661                   34,825                  65,757
    Acquisition of Apex
      Machine Tool Company, Inc.                                             -                        -             (20,585,392)
   Decrease in other assets                                             41,730                  266,611                 445,462
                                                            -------------------      -------------------      ------------------
          Net cash provided by (used in)
               investing activities                                    845,135               (1,138,106)            (26,755,768)
                                                            -------------------      -------------------      ------------------

The accompanying notes are an integral part of these consolidated financial statements.

EDAC TECHNOLOGIES CORPORATION
CONSOLIDATED STATEMENTS OF CASH FLOWS (CONTINUED)
For the Fiscal Years Ending December 30, 2000,
  January 1, 2000 and January 2, 1999

                                                       --------------------------------------------------------------------
                                                                                    FISCAL YEAR
                                                       --------------------------------------------------------------------

                                                              2000                     1999                    1998
                                                       -------------------      -------------------      ------------------
Financing Activities:
    (Decrease) increase in revolving
       lines of credit                                           (114,599)              (1,360,482)              3,404,925
    Payments of long-term debt                                (10,568,182)              (1,897,592)             (1,381,285)
    Borrowings of long-term debt                                7,364,000                  457,283              21,359,268
    Proceeds from exercise of options
       for common stock                                               -                     10,338                 265,726
                                                       -------------------      -------------------      ------------------

    Net cash (used in) provided by
        financing activities                                   (3,318,781)              (2,790,453)             23,648,634
                                                       -------------------      -------------------      ------------------

 Increase (decrease) in cash                                      101,325                  (84,094)                 91,860
Cash at beginning of year                                         145,386                  229,480                 137,620
                                                       -------------------      -------------------      ------------------

Cash at end of year                                           $   246,711              $   145,386             $   229,480
                                                       ===================      ===================      ==================


Supplemental Disclosure of
    Cash Flow Information:
        Interest paid                                         $ 2,611,845              $ 2,623,883             $ 1,716,435
        Income taxes paid                                             -                    598,721                   5,700


The accompanying notes are an integral part of these consolidated financial statements.

EDAC TECHNOLOGIES CORPORATION
CONSOLIDATED STATEMENTS OF CHANGES IN SHAREHOLDERS' EQUITY
For the Fiscal Years Ending December 30, 2000,
 January 1, 2000 and January 2, 1999

                                                     Additional  Retained Earnings  Deferred ESOP  Accumulated Other
                                          Common      Paid-in      (Accumulated     Compensation     Comprehensive
                                           Stock      Capital         Deficit)         Expense       (Loss) Income        Total
                                         ---------   ----------  -----------------  -------------  -----------------  -------------
Balances at December 31, 1997             $10,553    $8,767,537     ($1,295,210)      ($116,667)       ($480,450)       $6,885,763

Comprehensive income:
  Net income                                                          2,276,272                                          2,276,272
  Minimum pension liability adjustment                                                                    77,250            77,250
                                                                                                                      -------------
Total comprehensive income                                                                                               2,353,522
                                                                                                                      -------------

ESOP deferred compensation expense                                                       77,778                             77,778

Exercise of stock options, net
    of income tax benefit                     101       265,625                                                            265,726
                                         ---------   ----------  ----------------   -------------  -----------------  -------------

Balances at January 2, 1999                10,654     9,033,162         981,062         (38,889)        (403,200)        9,582,789

Comprehensive income (loss):
  Net loss                                                           (4,058,119)                                        (4,058,119)
  Minimum pension liability adjustment,
    net of income taxes                                                                                  403,200           403,200
                                                                                                                      -------------
Total comprehensive loss                                                                                                (3,654,919)
                                                                                                                      -------------

ESOP deferred compensation expense                                                       38,889                             38,889

Exercise of stock options, net
    of income tax benefit                      19       120,779                                                            120,798
                                         ---------   ----------  ----------------   -------------  -----------------  -------------

Balances at January 1, 2000                10,673     9,153,941      (3,077,057)             -                -          6,087,557


Net loss and comprehensive loss                                        (651,684)                                          (651,684)

                                         ---------   ----------  ----------------   -------------  -----------------  -------------

Balances at December 30, 2000             $10,673    $9,153,941     ($3,728,741)             -                -          $5,435,873
                                         =========   ==========  ================  ==============  =================  =============


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

          Accounts receivable.................................. $ 2,670
          Inventories..........................................   1,525
          Prepaid expenses and other assets....................      27
          Property, plant and equipment........................   6,316
          Goodwill.............................................  11,378
          Covenant not to compete..............................     100
          Deferred loan costs..................................     657
          Accounts payable and accrued expenses ...............  (2,088)
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

The unaudited pro forma consolidated financial information for the year ended January 2, 1999 as though the acquisition of Apex had been consummated at the beginning of the period is as follows (in thousands, except share data):

                                                                   January 2,
                                                                     1999
                                                                    ------
         Sales                                                       $64,261
         Net income                                                    2,820
         Average shares (basic)                                    4,244,980
         Basic income per share                                        $0.66
         Average shares (diluted)                                  4,533,449
         Diluted income per share                                      $0.62

The unaudited information above includes proforma adjustments related to the amortization of intangible assets, interest expense, certain operating expenses and income taxes necessary to present the information had the acquisition been consummated as of January 1, 1998.


SIGNIFICANT ACCOUNTING POLICIES

Pro Forma Information (Unaudited): The pro forma consolidated balance sheet as of December 30, 2000 gives effect to the February 2001 refinancing as if such refinancing had occurred as of December 30, 2000 (see Note C). For accounting purposes, the refinancing results in a gain of $4,215,000, prior to income taxes of $1,388,000, a reduction in debt of $3,884,000 and the elimination of deferred financing costs of $262,000.

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

Inventories: Inventories are stated at the lower of cost (first-in, first-out method) or market. As of December 30, 2000 and January 1, 2000, inventories consisted of the following:

                                              2000                  1999
                                              ----                  ----
                    Raw materials          $1,117,616            $1,926,177
                    Work-in-progress        4,631,698             6,685,644
                    Finished goods          2,313,295             1,222,133
                                           -----------           -----------
                                            8,062,609             9,833,954
                    Less: reserve for
                      excess and obsolete  (1,054,945)           (1,029,457)
                                           -----------           -----------
                      Inventories, net     $7,007,664            $8,804,497
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

                                                                2000              1999             1998
                                                                ----              ----             ----
Basic:
  Average common shares outstanding                           4,269,080        4,268,445         4,244,980

Diluted:
  Dilutive effect of stock options                                   -                -            288,469
                                                              ---------        ---------         ---------
  Average shares diluted                                      4,269,080        4,268,445         4,533,449
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

New Accounting Standards: In December 1999, the Securities and Exchange Commission's Staff Accounting Bulletin No. 101 (SAB 101) Revenue Recognition, was issued. SAB 101 requires a company to defer revenue recognition on product shipments until customer acceptance, including inspection and installation requirements, as defined, are achieved. The Company adopted this new accounting principle as of January 2, 2000, in the fourth quarter of fiscal 2000. The cumulative effect on earnings as of January 1, 2000 was $223,843, which relates to sales of $824,430.

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





Had compensation cost for the Company's employee stock option plans been determined based on the fair value at the grant dates of awards under these plans consistent with the method of SFAS No. 123, the Company's net (loss) income would have been adjusted to reflect the following pro forma amounts:

                                                          2000                  1999                  1998
                                                          ----                  ----                  ----
(Loss) income:
         As reported                                ($651,684)           ($4,058,119)           $2,276,272
         Pro forma                                   (779,361)            (4,254,294)            2,153,232

Pro forma net (loss) income per common share:
    Basic (loss) earnings per share
         As reported                                   ($0.15)                ($0.95)                $0.54
         Pro forma                                      (0.18)                 (1.00)                 0.51

    Diluted (loss) earnings per share:
         As reported                                   ($0.15)                ($0.95)                $0.50
         Pro forma                                      (0.18)                 (1.00)                 0.47

A summary of the status of the Company's stock option plans as of December 30, 2000, January 1, 2000 and January 2, 1999, and changes during the years then ended is presented below:

                                              2000                            1999                              1998
                                 -------------------------------- ------------------------------  ----------------------------------
                                                      WEIGHTED-                     WEIGHTED-                           WEIGHTED-
                                                      AVERAGE                       AVERAGE                              AVERAGE
                                     SHARES           EXERCISE       SHARES         EXERCISE           SHARES           EXERCISE
                                                       PRICE                         PRICE                                PRICE
                                 ---------------- --------------- ------------- ----------------  ------------------ ---------------
Outstanding at beginning of              523,157      $3.49            486,657        $3.74                373,257      $2.64
 year
Granted                                  384,000       0.99             65,000         2.11                157,000       0.58
Exercised                                     -         -              (7,500)         1.38               (43,600)       1.52
Expired                                 (38,000)       3.09           (21,000)         5.72                    -          -
                                 ----------------                 -------------                  ------------------
Outstanding at end of year               869,157       2.41            523,157         3.49                486,657       3.74
                                 ================                 =============                  ==================

Options exercisable at
  year-end                               699,157       2.75            473,157         3.69                318,657       3.29
                                 ================                 =============                  ==================
Weighted-average fair
  value of options granted
  during the year                          $0.83                         $1.45                               $3.17
                                 ================                 =============                  ==================



      The following table summarizes information about stock options outstanding at December 30, 2000:

                                         OPTIONS OUTSTANDING                                OPTIONS EXERCISABLE
                          ----------------------------------------------------     -------------------------------------

                                             WEIGHTED-
                             NUMBER          AVERAGE            WEIGHTED-             NUMBER             WEIGHTED-
                           OUTSTANDING      REMAINING            AVERAGE            EXERCISABLE           AVERAGE
     EXERCISE PRICE            AT          CONTRACTUAL          EXERCISE                AT               EXERCISE
                            12/30/00     LIFE (IN YEARS)         PRICE               12/30/00              PRICE
------------------------- -------------- ----------------- -------------------     -------------    --------------------
         $0.91                  110,000        0.9               $0.91                  110,000            $0.91
          0.94                  150,000        9.9                0.94                        -             0.94
          0.97                   24,000        9.5                0.97                   24,000             0.97
          1.00                  190,000        9.5                1.00                  190,000             1.00
          1.25                    6,957        0.5                1.25                    6,957             1.25
          1.38                   20,000        9.9                1.38                        -             1.38
          1.65                    1,500        1.2                1.65                    1,500             1.65
          1.69                   50,000        8.8                1.69                   50,000             1.69
          2.05                   80,500        6.4                2.05                   80,500             2.05
          3.50                   15,000        8.5                3.50                   15,000             3.50
          5.50                  120,000        7.9                5.50                  120,000             5.50
          5.91                   79,200        6.9                5.91                   79,200             5.91
          7.73                   22,000        7.2                7.73                   22,000             7.73
                          --------------                                           -------------
     $0.91 to 7.73              869,157       7.54                2.41                  699,157             2.75
                          ==============                                           =============


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

NOTE C -- NOTES PAYABLE AND LONG-TERM DEBT

Long-term debt consisted of the following:

                                                                            2000               2000               1999
                                                                        -------------      -------------      ------------
                                                                        Pro Forma (1)          Actual
Notes payable due in 35 monthly principal installments
  of $122,734 commencing November 1, 2000
  with a balloon payment due on September 29, 2003.                     $  7,118,532        $ 7,118,532         $        -

Notes payable under forbearance agreement
  at December 30, 2000  (see discussion below)                            11,395,679         12,553,132         21,380,675


Note payable to former shareholders of Apex Machine
  Tool Company, Inc. Note was amended on December 28,
  2000 to provide monthly principal installments of $18,000, increasing to $22,000 on July 1, 2001 and increasing to $25,000 on January 1, 2002. Interest at 10.12% is due monthly until
  January 2, 2001 when interest will be paid quarterly
  in advance.                                                              2,049,638          2,049,638          2,710,688

Equipment note payable due in quarterly
  installments of $28,750 and additional monthly
  installments based on equipment utilization and results,
  as defined, commencing December 28, 1997 and due
  July 31, 2000 with interest imputed at 8.5%.                                     -                  -            834,121
                                                                        ------------        -----------         ----------


                                                                          20,563,849         21,721,302         24,925,484
Less - current portion of long-term debt                                   1,772,410          1,772,410         22,430,798
                                                                        ------------        -----------         ----------
                                                                        $ 18,791,439        $19,948,892         $2,494,686
                                                                        ============        ===========         ==========

   (1)The pro forma amounts reflect the effect of the February 2001 refinancing. The refinancing also resulted in a reduction in the revolving line of credit with the former lender in the amount of $2,727,000


On September 29, 2000, the Company refinanced substantially all of its loan facilities with its former principal lender ("Former Lender") with financing from a new lender. The new credit facility includes revolving credit in an amount up to $8,000,000, and term loans of $7,364,000. The revolving credit is limited to an amount determined by a formula based on percentages of the Company's receivables and inventory. As of December 30, 2000, $3,310,161 was outstanding on the revolver and $2,837,334 was available for additional borrowings on the revolver with the new lender. $2,727,165 of revolving debt was outstanding with the Former Lender as of December 30, 2000. The term loans are payable in 35 monthly principal payments of $122,734 plus accrued interest with a balloon payment of $3,068,310 due upon expiration of the facility on September 29, 2003. Interest rates are based on the index rate (30 day dealer placed commercial paper) plus 3.75% (10.4% at December 30, 2000) for the revolving credit and the index rate plus 4% (10.65% at December 30, 2000) for the term loans. The credit facility requires maintenance of a certain earnings to fixed charges ratio commencing with the quarter ending December 30, 2000. The Company was in compliance with all covenants as of December 30, 2000 and for the quarter then ended.

On February 5, 2001, the Company refinanced $2,000,000 due to its Former Lender through a mortgage with a local bank. This mortgage is due in 240 monthly installments of $18,578 including interest at 9.45%. The payment will be adjusted by the bank every 5 years commencing on March 1, 2006 to reflect interest at the Five Year Federal Home Loan Bank "Classic Credit Rate" plus 2.75%. As of December 30, 2000, the Company owed the Former Lender $15,280,297 consisting of $12,553,132 of notes payable and $2,727,165 of revolving debt. The Company paid to the Former Lender a principal payment of $33,333 on January 11, 2001 in accordance with the forbearance agreement and $1,900,000 from the proceeds of the $2,000,000 mortgage on February 5, 2001. Concurrent with the $2,000,000 real estate financing consummated in February 2001, the remaining principal amount due to the

Former Lender of $13,347,000 along with accrued interest of $593,000 was reduced to a single principal amount of $7,000,000, with the principal due in full on September 29, 2004.

The refinancing resulted in the forgiveness of certain indebtedness and accrued interest payable to the former lender which will be accounted for as a troubled debt restructuring. Accordingly, the Company will record an extraordinary gain in the first quarter of 2001 of $4.2 million (less estimated income taxes of $1.4 million), which amount represents the difference between the carrying value of the remaining debt to the Former Lender ($13,677,818, including accrued interest payable and deferred financing fees) and the total amount of remaining payments to the former lender, including interest, under the terms of the refinancing of $9,462,347 (assuming that the entire $7 million remaining is repaid and no additional amounts are forgiven). In accordance with the accounting for troubled debt restructurings, no interest expense will be recorded on the $7 million obligation after February 5, 2001 since such interest has been considered in determining the amount of the gain to be recorded.

Interest on the $7,000,000 note is at the bank's prime rate plus 1% and interest will not be paid until September 29, 2002 and monthly thereafter. If the Company prepays an aggregate principal amount of $5,000,000 plus accrued interest on the remaining $7,000,000 anytime prior to October 1, 2003, the remaining principal will be reduced by $2,000,000.

Under the accounting for troubled debt restructurings, the carrying value of the $7,000,000 note will become $9,462,347 in the first quarter 2001. This amount includes estimated interest on the $7 million obligation to maturity. If the Company were to prepay $5 million of the note on March 31, 2001, an additional gain of $4.1 million would be recorded representing $2 million of debt forgiven and $2.1 million of interest accrued which the Company would not be liable for. The amount of the additional potential gain decreases by $169,000 each quarter that the $5 million repayment does not occur. There is no assurance that the Company will be able to make the prepayment in order to obtain such a gain on debt forgiveness.

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

Aggregate annual maturities of long-term debt after giving effect to the February 5, 2001 debt refinancing for the five year period subsequent to December 30, 2000 are as follows: 2001--$1,772,410; 2002--$ 3,094,665; 2003--$
6,398,583; 2004--$ 7,550,209; 2005--$50,550; 2006 and thereafter--$1,697,432.


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

The following table sets forth the changes in benefit obligations and plan assets, and reconciles amounts recognized in the Company's consolidated balance sheets (in thousands):

                                                             2000             1999
                                                             ----             ----
 Change in benefit obligation:
 Benefit obligation at beginning of year                     $4,620           $5,128
   Interest cost                                                361              341
   Actuarial (gain) loss                                        304            (513)
   Benefits paid                                              (363)            (336)
                                                             ------           ------
Benefit obligation at end of year                            $4,922           $4,620
                                                             ======           ======

                                                             2000           1999
                                                             ----           ----
Change in plan assets:
 Fair value of plan assets at beginning of year              $4,740         $4,756
   Actual return on plan assets                                 465            212
   Employer  contribution                                       126            108
   Expenses                                                    (21)              -
   Benefits paid                                              (363)          (336)
                                                             ------         ------
 Fair value of plan assets at end of year                    $4,947         $4,740
                                                             ======         ======

 Funded status                                                  $25           $119
 Unrecognized net actuarial loss                                389            231
                                                             ------         ------
 Recognized in the consolidated balance
   sheets as prepaid benefit obligation                      $  414         $  350
                                                             ======         ======



 Weighted-average assumptions:
 Discount rate                                                7.50%          8.00%
 Expected return on plan assets                               7.00%          7.00%


 Components of net periodic benefit cost:
 Interest cost                                                 $361           $341
 Expected return on plan assets                               (298)          (282)
                                                             ------         ------
 Net periodic pension expense                                $   63         $   59
                                                             ======         ======

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

The Apex Machine Tool Company, Inc. Profit-Sharing and Retirement Plan (the Apex
Plan), covered substantially all Apex employees who have completed more than one year of service. Profit sharing contributions were made to the Plan at the discretion of the Company's Board of Directors. The Plan also allowed employees to contribute tax deferred salary deductions into the Plan under Section 401(k) of the Internal Revenue Code subject to certain limitations as defined in the Plan. Matching contributions were made by the Company at a rate of 20% of employees' contributions. The Company declared and made discretionary profit sharing contributions and matching contributions of $108,719 and $28,000 for fiscal 1999 and the period subsequent to the Apex acquisition from June 30, 1998 to January 2, 1999, respectively.

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


                                                             2000             1999
                                                             ----             ----
                  Allocated shares                         508,323           600,555
                  Shares released
                      for allocation                             -            60,269
                                                           -------           -------
                  Total ESOP shares                        508,323           660,824
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

The (benefit from) provision for income taxes is as follows (in thousands):

                                                                  2000               1999               1998
                                                                  ----               ----               ----
    Current provision (benefit)                               $       33          $    (593)        $    670

    Deferred (benefit) provision                                       -               (271)              35
                                                              ----------          ----------        --------
                                                              $       33          $    (864)        $    705
                                                              ==========          ==========        ========



The effective tax rate on income before income taxes is different from the prevailing Federal and state income tax rates as follows (in thousands):

                                                                  2000               1999              1998
                                                                  ----               ----              ----
(Loss) income before income taxes                             $    (619)          $   (4,922)       $   2,981
                                                              =========           ==========        =========

Income tax at Federal statutory rate                          $    (210)          $   (1,673)       $   1,014

State income taxes-net of Federal benefit                           (46)                (388)               -

Meals, entertainment and other                                     (203)                (254)            (195)

Change in valuation allowance                                       492                1,451             (114)
                                                              ---------           ----------        ---------
                                                              $      33           $     (864)       $     705
                                                              =========           ==========        =========

During fiscal 2000 and 1999 the Company provided a valuation allowance to reserve against deferred tax assets for which it was considered possible that a benefit would not be realized. During fiscal 1998, a previous valuation allowance was reversed to the extent assets were considered realizable.

The tax effect of temporary differences giving rise to the Company's deferred tax assets and liabilities are as follows (in thousands):

                                                                              2000               1999
                                                                              ----               ----
Deferred tax assets:
     Allowance for uncollectible
       accounts receivable                                                 $    78            $    82
     Employee compensation and amounts withheld                                377                466
     Accrued expenses                                                          122                114
     Unicap and inventory reserves                                             475                475
     Tax effect of net operating loss carryforwards (state and federal)      2,501              1,555
     Alternative minimum tax credit carryforwards                              327                227
      Other                                                                    562                483
     Valuation allowance                                                    (1,858)            (1,366)
                                                                           -------            -------
                                                                             2,584              2,036
                                                                           -------            -------
Deferred tax liabilities:
     Property, plant and equipment                                           1,855              1,349
     Pension                                                                   142                130
     Goodwill                                                                  462                281
     Other                                                                     125                276
                                                                           -------            -------
                                                                             2,584              2,036
                                                                           -------            -------
Net deferred tax liability                                                 $     -            $     -
                                                                           =======            =======

Reflected in consolidated balance sheets as:
         Net current deferred tax asset                                    $ 2,029            $   700
         Net long-term deferred tax liability                               (2,029)              (700)
                                                                           -------            -------
                                                                           $     -            $     -
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

                                                         2000
                      --------------------------------------------------------------------------
                         Engineered      Precision     Precision       Apex
                         Precision       Engineered      Large         Machine
                         Components     Technologies   Machining      Tool Co.          Total
                         ----------     ------------   ---------      --------          -----
 Revenues from
   external
   customers                 $16,620          $6,384        $4,662      $19,586         $47,252

 Allocated interest
   expense                       493             262           303        2,166           3,224

Allocated
   depreciation and
   amortization                  477             380           536          945           2,338

Income tax expense                16               7            10           --              33


 Cumulative effect of
   SAB 101                        --              --            --         (224)           (224)

 Segment (loss)               (1,252)            340           502         (242)           (652)
   profit

                                                        1999
                      --------------------------------------------------------------------------
                         Engineered      Precision      Precision       Apex
                         Precision       Engineered      Large         Machine
                         Components     Technologies   Machining       Tool Co.          Total
                         ----------     ------------   ---------       --------          -----
 Revenues from
   external
   customers                  $15,544        $11,666        $6,865       $18,320         $52,395

 Intersegment
   revenues                        --             10            --           453             463
                              -------        -------        ------       -------         -------
 Total revenues                15,544         11,676         6,865        18,773          52,858
                              -------        -------        ------       -------         -------

 Allocated interest
   expense                        356            384           305         2,234           3,279

Allocated
   depreciation and
   amortization                   427            503           513         1,514           2,957

 Income tax (benefit)
   expense                       (801)            22           (24)          (61)           (864)

 Segment loss                  (2,414)          (795)         (124)         (725)         (4,058)

                                                         1998
                      --------------------------------------------------------------------------
                         Engineered      Precision     Precision        Apex
                         Precision       Engineered      Large         Machine
                         Components     Technologies   Machining       Tool Co.          Total
                         ----------     ------------   ---------       --------          -----
 Revenues from
   external
   customers                  $18,554        $13,155       $11,552        $9,901         $53,162

 Intersegment
   revenues                        --              4            --           102             106
                              -------        -------        ------       -------         -------
 Total revenues                18,554         13,159        11,552        10,003          53,268
                              -------        -------        ------       -------         -------

 Allocated interest
   expense                        401            421           297           843           1,962

Allocated
   depreciation and
   amortization                   390            377           440           367           1,574

Income tax (benefit)
   expense                        (24)           210           390           129             705

 Segment (loss)
   profit                         (72)           678         1,218           452           2,276


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

 2000   (1)                                        1st quarter       2nd quarter      3rd quarter       4th quarter
 ----------                                        -----------       -----------      -----------       -----------
  (as adjusted for SAB 101 implementation)
Sales                                              $12,157,888       $12,125,672      $11,024,808       $11,944,023
Gross profit                                         1,839,751         1,911,851        1,614,682         2,248,020
Income from operations                                 585,582           633,595          381,486         1,272,119
Income (loss) before cumulative effect of
  adoption of SAB 101                                 (102,028)         (219,805)        (591,733)          485,725
Cumulative effect of adoption of SAB 101              (223,843)                 -                -                -
Net income (loss)                                     (325,871)         (219,805)        (591,733)          485,725
Income (loss) per share:
    Basic                                               ($0.08)           ($0.05)          ($0.14)            $0.11
    Diluted                                             ($0.08)           ($0.05)          ($0.14)            $0.11

2000   (1)
----------
  (as previously reported)
Sales                                              $12,249,238       $11,776,242      $10,634,858       $11,944,023
Gross profit                                         1,841,960         1,971,443        1,340,665         2,248,020
Income from operations                                 587,791           693,187          107,469         1,272,119
Income (loss) before cumulative effect of
  adoption of SAB 101                                  (99,819)         (160,213)        (865,750)          485,725
Cumulative effect of adoption of SAB 101                      -                 -                -                -
Net income (loss)                                      (99,819)         (160,213)        (865,750)          485,725
Income (loss) per share:
    Basic                                               ($0.02)           ($0.04)          ($0.20)            $0.11
    Diluted                                             ($0.02)           ($0.04)          ($0.20)            $0.11

1999   (2)
----------
Sales                                              $15,170,285       $14,945,132      $12,243,219       $10,036,207
Gross profit                                         2,393,902          (190,040)       1,770,987           384,648
Income (loss) from operations                        1,037,026        (1,538,258)        (630,729)         (555,272)
Net income (loss)                                      285,990        (1,669,656)      (1,117,471)       (1,556,982)
Income (loss) per share:
    Basic                                                $0.07            ($0.39)          ($0.26)           ($0.36)
    Diluted                                              $0.06            ($0.39)          ($0.26)           ($0.36)


(1) The third quarter of 2000 includes a write-down of $338,000 related to an investment offset by $277,000 related to a reduction in a reserve made in the fourth quarter of 1999 against a note receivable. The fourth quarter includes an inventory reserve of $58,989. Selling, general and administrative (SG&A) costs were cut in the second quarter by staff reductions of 5 people reducing costs by $60,000 per quarter.

(2) The second quarter of 1999 includes an inventory reserve of $1,200,000. SG&A costs were impacted by reductions in compensation expense of $150,000 compared to 1998 beginning in the second quarter. The third quarter includes a write-down of equipment of $400,000, severance charges of $750,000 and a charge for modification of stock options of $65,000. In the third quarter sales to the Company's largest customer decreased $2.6 million from the previous quarter. The fourth quarter includes charges for the write-down of equipment of $200,000, expensing of deferred loan fees of

     $425,179, the modification of stock options of $45,450 and the reserve of $675,182 against a note receivable. In the fourth quarter sales to the Company's largest customer decreased $1.4 million from the previous quarter. SG&A costs were impacted by reductions in public relations expenses of $25,000 per quarter beginning in the fourth quarter.


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


ANNUAL MEETING

The 2001 annual meeting of shareholders will be held on the date and at the time and place indicated in the proxy statement accompanying this report.


10-K INFORMATION

A copy of the 2000 Edac Technologies Corporation 10-K report filed with the Securities and Exchange Commission is available without charge by writing to:
Ronald G. Popolizio, Secretary, Edac Technologies Corporation, 1806 New Britain Avenue, Farmington, CT 06032.