Form 10-K405/A, Exhibit 13
period 2000-12-30
EDAC TECHNOLOGIES CORP
filed 2001-05-30
CIK 772572

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


The Company has four reportable segments identified as Engineered Precision Components, Precision Engineered Technologies, Precision Large Machining and Apex Machine Tool Company (since June 29, 1998). The major products and services of Engineered Precision Components are jet engine components. The major products and services of Precision Engineered Technologies are design, manfacture and repair of spindles and design of tooling for the aerospace industry. The major products and services of Precision Large Machining are machining of large jet engine components. The major products and services of Apex Machine Tool Company are design and manufacture of tools, fixtures and gages. The accounting policies of the segments are the same as those described in the summary of significant accounting policies. The Company evaluates the performance of these segments based on segment profit or loss after income taxes. The Company allocates certain administrative expenses to segments. The amounts in this table are the amounts in reports used by the Company's President for fiscal 2000, 1999 and 1998 (in thousands):


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



Asset information is unavailable by segment. The Company has not historically maintained separate balance sheet information by segment and the Company would be unable to create such information from existing financial records without incurring considerable expense, effort and delay.

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

 2000   (1)                                        1st quarter       2nd quarter      3rd quarter       4th quarter
 ----------                                        -----------       -----------      -----------       -----------
  (as adjusted for SAB 101 implementation)
Sales                                              $12,157,888       $12,125,672      $11,024,808       $11,944,023
Gross profit                                         1,839,751         1,911,851        1,614,682         2,248,020
Income from operations                                 585,582           633,595          381,486         1,272,119
Income (loss) before cumulative effect of
  adoption of SAB 101                                 (102,028)         (219,805)        (591,733)          485,725
Cumulative effect of adoption of SAB 101              (223,843)                -                -                 -
Net income (loss)                                     (325,871)         (219,805)        (591,733)          485,725
Basic (loss) income per common share                    ($0.07)           ($0.05)          ($0.14)            $0.11
Diluted per common share data:
 (Loss) income before cumulative effect of
   adoption of SAB 101                                  ($0.02)           ($0.05)          ($0.14)            $0.11
 Cumulative effect of adoption of SAB 101               ($0.05)                -                -                 -
 Net (loss) income                                      ($0.07)           ($0.05)          ($0.14)            $0.11

2000   (1)
----------
  (as previously reported)
Sales                                              $12,249,238       $11,776,242      $10,634,858       $11,944,023
Gross profit                                         1,841,960         1,971,443        1,340,665         2,248,020
Income from operations                                 587,791           693,187          107,469         1,272,119
Income (loss) before cumulative effect of
  adoption of SAB 101                                  (99,819)         (160,213)        (865,750)          485,725
Cumulative effect of adoption of SAB 101                     -                 -                -                -
Net income (loss)                                      (99,819)         (160,213)        (865,750)          485,725
Basic (loss) income per common share                    ($0.02)           ($0.04)          ($0.20)            $0.11
Diluted per common share data:
 (Loss) income before cumulative effect of
   adoption of SAB 101                                  ($0.02)           ($0.04)          ($0.20)            $0.11
 Cumulative effect of adoption of SAB 101                    -                 -                -                 -
 Net (loss) income                                      ($0.02)           ($0.04)          ($0.20)            $0.11

1999   (2)
----------
Sales                                              $15,170,285       $14,945,132      $12,243,219       $10,036,207
Gross profit                                         2,393,902          (190,040)       1,770,987           384,648
Income (loss) from operations                        1,037,026        (1,538,258)        (630,729)         (555,272)
Net income (loss)                                      285,990        (1,669,656)      (1,117,471)       (1,556,982)
Income (loss) per share:
    Basic                                                $0.07            ($0.39)          ($0.26)           ($0.36)
    Diluted                                              $0.06            ($0.39)          ($0.26)           ($0.36)



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


NOTE K -- SUBSEQUENT EVENT


On March 29, 2001, the Company entered into as asset purchase agreement providing for the sale of substantially all of the assets related to the Engineered Precision Components division for approximately $6.4 million, of which approximately $4.6 million will be cash and approximately $1.8 million will be a note due 10 1/2 months after the closing date, subject to post closing adjustment based upon a valuation as of the closing date of the inventory to be transferred to the purchaser. Because there are significant conditions remaining to be satisfied with respect to the asset sale, no assurance can be given that the sale will be consummated or, if consummated, that the terms of the asset sale will be as presently contemplated.

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