Form 10-K, Exhibit 13
period 2001-12-29
EDAC TECHNOLOGIES CORP
filed 2002-04-15
CIK 772572

                                                                      EXHIBIT 13


EDAC TECHNOLOGIES CORPORATION

ANNUAL REPORT

2001

To Our Shareholders

Enough has been spoken and written about the terrible events of 2001, and the accompanying economic downturn, for you to easily imagine just how challenging it was to run our business last year. Despite the social and economic turmoil, the success of EDAC Technologies in generating a profit and positive cash flow every quarter in 2001 is a testament to the perseverance and resourcefulness of our people. Last year we demonstrated both the flexibility to seize opportunities for business with new customers and the discipline to respond effectively to cut-backs experienced in several of the industries we already serve.

The year began with an optimistic outlook for growth in sales based on strong commitments our Apex Machine Tool and Gros-Ite Spindle businesses had received from the technology sector. Our precision machining skills and quick-turn approach are a perfect fit for the requirements of fast-moving industries, like semiconductor and fiber optics, as they appeared to be early in 2001. But when demand in these high tech industries slowed dramatically, so did our hopeful expectations. Fortunately, our aerospace divisions, Gros-Ite Precision Components and Gros-Ite Large Machining, performed well driving sales and profit improvement through expansion of services in ground-based turbines and jet engine components. Still, the market slowdown, in the aftermath of September 11, continues to impede our progress, despite the fact that we have demonstrated impressive new capabilities to new customers. Overall, sales were down five percent from the prior year.

The best news is that the drive for cost reduction and enhanced productivity resulted in the turnaround of our company in profitability and cash flow. We more than offset the on-going price pressure with positive net income in every segment. Net income (before extraordinary gain) was over $2.5 million compared to a net loss of $650 thousand in the prior year. Income from operations was up 29 percent despite the drop in sales. Interest expense was reduced by over $2 million, through debt restructuring and lower interest rates.

Our primary objective for 2002 is to build on the operating momentum of the past year in what continues to be a very difficult market environment. We want to create an organization that is responsive to the changing dynamics of the market economy, while driven by a commitment to continuous improvement. To focus the company on profitable growth, we intend to broaden our marketing scope to new customers, new industries and new geography. This effort is underway.

EDAC Technologies has strengthened its balance sheet and cash flow and, above all, its resolve to continue to provide improved shareholder value. We are proud to be an American company serving the global marketplace.


Subsequent Note to Shareholders

At the time of issuing this annual report and financial statements for 2001, the economic and industry outlook in 2002 is unclear. The first quarter has been marked by a significant downturn in the machine tool and aerospace industries that we serve. We have acted to continue to reduce costs and seek business with new customers. Quoting activity is high and we are hopeful that this signals a potential for improvement in the level of business in the balance of the year.

Also as detailed in Notes A and K to the Consolidated Financial Statements, we are evaluating the effect on our business of the proposal from certain shareholders to change the composition of the Company's board of directors.


                                                        Sincerely yours,
                                                        /s/Richard A. Dandurand


                                                        Richard A. Dandurand
                                                        Chairman and CEO

MARKETING AND COMPETITION


EDAC Technologies designs, manufactures and services tooling, fixtures, molds, jet engine components and machine spindles, satisfying the highest precision requirements of some of the most exacting customers in the world. This high skill level has been developed through more than 50 years of involvement with the aerospace industry. Last year, approximately 50 percent of EDAC's net sales were to United Technologies Corporation, supplying a full range of components, tooling, fixtures and design services for Pratt & Whitney and other UTC divisions. Beyond aerospace, EDAC continues to expand its manufacturing services to a broad base of industrial customers.

Most of the competition for design, manufacturing and service in precision machining and machine tools comes from independent firms, many of which are smaller than EDAC. This point of difference often gives us an advantage in that we can bring a broader spectrum of support to customers who are constantly looking for ways to consolidate their vendor base. We also compete against the in-house manufacturing and service capabilities of larger customers. The trend by these large manufacturers, however, to outsource activities beyond their core competencies presents us with another favorable opportunity.

The market for our products and precision machining capabilities continues to change with the development of more sophisticated use of business-to-business tools on the internet. We are actively involved in securing new business leads through the web and have participated in internet auctions and research for quoting opportunities. Moreover, the sales and marketing team at EDAC has developed an updated website (www.edactechnologies.com) with interactive tools to make it easier for customers to do business with us.

EDAC Technologies' competitive advantage is enhanced not only by the extra level of expertise gained through our experience in the aerospace industry, but also by our ability to provide customers with high quality, high precision, and quick turnaround support, from design to delivery. This comprehensive, end-to-end service capability sets us apart. It is also indicative of our commitment to seek continuous improvement and utilization of the latest technology. Such commitment, we believe, will boost our productivity and make us ready to respond effectively to the increasing price pressure in a very competitive marketplace.

EDAC TECHNOLOGIES: ORGANIZATION AND MISSION

EDAC Technologies Corporation, founded in 1946, is a diversified public corporation. The company comprises two manufacturing groups: Gros-Ite Industries and Apex Machine Tool Company. Gros-ite Industries consists of four business units: Gros-Ite Spindles, Gros-Ite Precision Components, Gros-Ite Design Solutions and Gros-Ite Large Machining.

GROS-ITE INDUSTRIES

The Gros-Ite Industries group specializes in fabrication of close tolerance components, tools and assemblies. While the group has a strong focus on aerospace components, it also produces complex parts for a variety of industries. Gros-Ite is ISO 9001 Certified, BS EN 9001, ANSI 900, ASQC Q9001-compliant.

GROS-ITE SPINDLES designs, manufactures and repairs all types of precision rolling element bearing spindles including hydrostatic and other precision rotary devices. Custom spindles are completely assembled in a Class 10,000 Clean Room and are built to suit any manufacturing application up to 100 HP and speeds in excess of 100,000 RPM. The division's repair service can recondition all brands of precision rolling element spindles, domestic or foreign, backed by a 2-year limited warranty. The Spindles division serves a variety of customers: machine tool manufacturers, special machine tool builders and integrators, industrial end-users, and powertrain machinery manufacturers and end-users. Geographical markets include the U.S., Canada, Mexico, Europe and Asia.

GROS-ITE PRECISION COMPONENTS builds and assembles complex, close tolerance components for the aircraft jet engine, ground turbine and medical industries. Occupying a 38,200 square foot, climate-controlled manufacturing facility, the division excels in 4 and 5 axis CNC milling of forgings and castings made from high temperature alloys. Precision assembly services include assembly of jet engine sync rings and medical devices, aircraft welding and riveting, post-assembly machining and sutton barrel finishing.

GROS-ITE DESIGN SOLUTIONS has both full-service design and manufacturing capabilities to deliver a competitively-priced, on-time project, from concept to production. The division designs and builds jigs and fixtures, gauges, tools and tool holders, material handling devices, and special machinery. Industries served include aerospace, jet engine overhaul and repair, medical, semiconductor, photographic and consumer products.


GROS-ITE PRECISION LARGE MACHINING produces low pressure turbine cases, hubs, rings and disks for all major aircraft engine and ground turbine manufacturers. The division specializes in such difficult-to-machine alloys as waspalloy, hastalloy, inconnel, titanium, high nickel alloys, aluminum and stainless steels.


APEX MACHINE TOOL COMPANY

Apex Machine Tool Company, operating from a modern, 44,000 square foot, climate-controlled facility, designs and manufactures highly sophisticated fixtures, precision gauges, close tolerance plastic injection molds, precision component molds for composite parts and specialized machinery.

A unique combination of the industry's most skilled toolmakers and machinists and leading edge technology has enabled Apex to provide exacting quality to customers who require tolerances to +/- .0001 inches. ISO 9002 Certified, the Apex group is recognized as one of the leading design and manufacturing shops in the U.S.



MISSION

The mission of EDAC Technologies Corporation is to be the company of choice for customers, shareholders, employees and the community at large. This is achieved by being flexible and easy to work with, providing customers with benchmark quality, service and value, providing shareholders superior return on their investment, developing a world class working environment for employee heath, safety, security and career growth, and acting as a good corporate citizen through support of the local community and charities.

MARKET INFORMATION


The Company's Common Stock trades on The OTC Bulletin Board under the symbol:
"EDAC".

High and low stock prices for the past two years were as follows:


                                                   2001                                      2000
                                                   ----                                      ----
                                           High            Low                       High            Low
                                           ----            ---                       ----            ---
          First Quarter                   $2.344         $1.063                     $3.125         $1.563
          Second Quarter                   2.400          1.438                      1.750          0.625
          Third Quarter                    2.030          1.250                      2.406          0.813
          Fourth Quarter                   2.450          1.400                      2.875          0.813


The sales price quotations above reflect inter-dealer prices, without retail mark-ups, mark-downs or commissions.

The approximate number of shareholders of record plus beneficial shareholders of the Company's Common Stock at March 7, 2002 was 1,336.

The Company has never paid cash dividends and does not anticipate making any cash dividends in the foreseeable future. The Company is prohibited from paying cash dividends by certain loan agreements (see Note C to the Company's Consolidated Financial Statements included elsewhere in this report).

SELECTED FINANCIAL INFORMATION

The following selected financial information for each of the years in the five-year period ended December 29, 2001 have been derived from the financial statements of the Company as audited by Arthur Andersen LLP, independent public accountants, whose report with respect to fiscal 2001, 2000 and 1999 appears elsewhere herein. The following data are qualified by reference to and should be read in conjunction with the Financial Statements and Notes thereto and "Management's Discussion and Analysis of Financial Condition and Results of Operations."


SELECTED INCOME STATEMENT DATA

                                                                   2001        2000        1999         1998        1997
                                                                  -----------------------------------------------------------
                                                                             (In thousands, except per share data)

 Sales                                                            $44,911     $47,252      $52,395     $53,162     $38,229

 Income (loss) before extraordinary gain and cumulative
    effect of adoption of Staff Accounting Bulletin No.
    101 (SAB 101)                                                   2,591       (428)      (4,058)       2,276       1,696
 Cumulative effect of adoption of SAB 101                               -       (224)           -            -           -
 Extraordinary gain                                                 2,822          -            -            -           -
 Net income (loss)                                                  5,413       (652)      (4,058)       2,276       1,696
 Basic per common share data:
    Income (loss) before extraordinary gain and
      cumulative effect of adoption of SAB 101                       0.59      (0.10)       (0.95)        0.54        0.41
    Extraordinary gain                                               0.66          -            -            -           -
    Cumulative effect of adoption of SAB 101                            -      (0.05)           -            -           -
    Net income (loss)                                                1.25      (0.15)       (0.95)        0.54        0.41
 Diluted per common share data:
    Income (loss) before extraordinary gain and
      cumulative effect of adoption of SAB 101                       0.55      (0.10)       (0.95)        0.50        0.39
    Extraordinary gain                                               0.63          -            -            -           -
    Cumulative effect of adoption of SAB 101                            -      (0.05)           -            -           -
    Net income (loss)                                                1.18      (0.15)       (0.95)        0.50        0.39



SELECTED BALANCE SHEET DATA

                                                                   2001         2000          1999            1998         1997
                                                                 -----------------------------------------------------------------
                                                                                       (In thousands)
Current assets                                                  $ 13,150     $ 15,870       $ 15,460       $ 20,881      $ 15,196
Total assets                                                      37,198       41,926         44,755         52,608        23,850
Current Liabilities                                               24,555       14,335         35,053         20,245        10,695
Working capital (deficit)                                        (11,405)       1,535        (19,593)           636         4,501
Long-term liabilities                                              2,671       22,155          3,614         22,780         6,269
Shareholders' equity                                               9,972        5,436          6,088          9,583         6,886

MANAGEMENT'S DISCUSSION AND ANALYSIS OF FINANCIAL CONDITION
AND RESULTS OF OPERATIONS


         The Company operates on a fiscal year basis. The years ended December 29, 2001, December 30, 2000 and January 1, 2000 are referred to herein as 2001, 2000 and 1999, respectively.

         In 2001, the Company completed its financial and operational restructuring resulting in net income of $5,413,000 ($2,591,000 before extraordinary gain) compared to a net loss of $652,000 in 2000.

         On February 5, 2001 the Company completed the last step in its refinancing efforts by obtaining a $2,000,000 real estate loan from a local bank which resulted in a reduction in debt of approximately $3,884,000 and the elimination of approximately $600,000 of accrued interest and fees. The remaining principal amount due the prior lender was reduced to a single principal amount of $7,000,000 due September 29, 2004. If Edac prepays an aggregate principal amount of $5,000,000 to its prior lender any time prior to October 1, 2003, an additional $2,000,000 will be forgiven.

         In 2002, certain shareholders proposed changes to the composition of the Company's board of directors (Note K). The letters and other communications from these shareholders contain statements which, if true, appear to indicate that a change of control, as defined, has occurred under certain change of control agreements with two officers of the Company. Under the change of control agreement provisions, these employees would be entitled to payments if they were to leave the Company under certain circumstances following a change of control, including any termination of employment by the officers for any reason within 180 days after a change of control. The maximum amount of such payments, if both officers left the Company, would be approximately $1,400,000. The amount of the payments is not known at this time but is expected to be at a level that would result in a covenant violation of the Company's new credit facility which includes revolving and term loans. If the expected covenant violation resulted in a default that was unwaived, then debt with the Former Lender and the mortgage with the local bank would also be in default. Accordingly, all debt to these lenders is classified as current in the accompanying consolidated balance sheet. The Company would be unable to repay this indebtedness if a demand of repayment was made by the lender. The Company has discussed the expected covenant violation with its lender and is attempting to obtain a modification of its covenants. These matters raise substantial doubt about the Company's ability to continue as a going concern. The consolidated financial statements do not include any adjustments relating to the recoverability and classification of asset carrying amounts and classification of liabilities that might result should the Company be unable to continue as a going concern. Since the letters were written and other communications were made in January and February 2002, no amounts have been accrued in the accompanying consolidated balance sheets as of December 29, 2001 related to the potential liability. Any amounts due under the agreements will be expensed in 2002.

RESULTS OF OPERATIONS

         The following discussion should be read in conjunction with the Consolidated Financial Statements of the Company and related notes thereto.

         Sales to the Company's principal markets are as follows (in thousands):

                                                                         2001             2000              1999
                                                                         ----             ----              ----
         Aerospace customers                                             $29,624         $27,999          $36,236
         Other                                                            15,287          19,253           16,159
                                                                         -------         -------          -------
                                                                         $44,911         $47,252          $52,395
                                                                         -------         -------          -------

2001 VS. 2000

Sales

         Consolidated sales decreased $2,341,000, or 5.0%, from $47,252,000 in 2000 to $44,911,000 in 2001. Aerospace sales increased $1,625,000, or 5.8%, from
2000 to 2001 representing stronger sales to the Company's primary aerospace customer. Sales to non-aerospace customers decreased $3,966,000, or 20.6% primarily because many of the Company's customers have been faced with major downturns in their business due to the national recession. We continue to monitor this situation closely and are making adjustments in our business as conditions necessitate. As of December 29, 2001, sales backlog was approximately $29,000,000, compared to approximately $32,000,000 at December 30, 2000. We presently expect to complete approximately $20,000,000 of the December 29, 2001 backlog during the 2002 fiscal year.

         Sales in the Engineered Precision Components group increased $1,223,000, or 7.4%, to $17,843,000 in 2001 compared to $16,620,000 in 2000.
This division is operating under a long-term agreement with its major customer until December 31, 2002. Although prices were significantly reduced in the agreement, volume increases and shop floor efficiencies have resulted in improved margins. We are currently bidding on a long-term agreement with our major customer commencing January 1, 2003.

         Sales for the Apex Machine Tool division decreased $3,859,000, or 19.7%, to $15,727,000 in 2001 compared to $19,586,000 in 2000. Major customers in the high technology area were severely slowed by the national recession. Apex also faced increased competition from foreign markets. We intend to generate new customers and increase our market penetration through quick turnaround of orders, value added to our customers and high quality product delivered in a timely manner.

         Sales in the Precision Engineered Technologies group increased $725,000, or 11.4%, to $7,109,000 in 2001 compared to $6,384,000 in 2000. This increase is due to an overall decrease in business from our major customers, along with an effort to concentrate our resources in the development of our spindle repair business.

         Sales in the Precision Large Machining group decreased $430,000, or 9.2%, to $4,232,000 in 2001 compared to $4,662,000 in 2000. The decrease in sales was due to the overall decrease in business from the division's major customers.

COST OF SALES

         Cost of sales as a percentage of sales decreased in 2001 to 81.1% from 83.9% in 2000. Although sales for the Company decreased in this period, the Company was successful in its ability to reduce costs through lean manufacturing techniques. The Company reduced its indirect labor force during 2001. The Precision Engineered Components division realized over a nine percent increase in gross profit from 2000 to 2001. The other divisions' cost of sales as a percentage of sales remained the same to slightly less from 2000 to 2001.

SELLING, GENERAL AND ADMINISTRATIVE EXPENSES

         Selling, general and administrative expenses were $4,784,000 in 2001, representing an increase of $42,000, or 0.9%, from 2000 level of $4,742,000. Costs were nearly the same even though we incurred $451,000 of additional costs associated with the terminated sale of our Precision Engineered Components division in 2001. As a percentage of sales, selling general and administrative expenses were 10.7% of sales in 2001 and 10.0% of sales in 2000.

INTEREST EXPENSE

         Interest expense for 2001 decreased $2,084,000 to $1,140,000 in 2001 from $3,224,000 in 2000. This was due in part to lower indebtedness resulting from the financial restructuring and normal repayments during the year. Variable interest rates charged to the Company by its lenders went down significantly throughout the year and contributed to this decrease. Also, as part of the troubled debt restructuring, no interest expense will be recorded after February 5, 2001 on the $7,000,000 obligation to the Company's former lender unless the variable rate exceeds 9.5%, since such interest has been considered in determining the amount of the gain to be recorded.

OTHER (EXPENSE) INCOME

         Other income of $98,000 in 2001 primarily consisted of a recovery of an investment written off in 2000.

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

         Sales for the Apex Machine Tool division increased $1,266,000, or 6.9%, to $19,586,000 in 2000 compared to $18,320,000 in 1999. During 2000 Apex added
36 new customers in the high technology market.

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

Cost of Sales

         Cost of sales as a percentage of sales decreased in 2000 to 83.9% from 91.7% in 1999. This decrease was caused in part by reserves on inventory and other reserves recorded in 1999 of $1,875,000. Without these reserves, cost of sales as a percentage of sales in 1999 would have been 88.1%. The decrease as a percentage from 1999 to 2000 of 4.2% represents higher margin work mostly in our Precision Engineered Technologies and Precision Large Machining divisions. The Company had a series of layoffs in 2000 to bring our overhead structure more in line with our reduced revenues.

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

LIQUIDITY AND CAPITAL RESOURCES

         The Company has met its working capital needs through funds generated from operations and bank financing. The Company assesses its liquidity in terms of its ability to generate cash to fund its operating and investing activities. A decrease in product demand would impact the availability of funds. Of particular importance to the Company's liquidity are cash flows generated from operating activities, capital expenditure levels and available bank lines of credit.

Cash Flow

         The following is selected cash flow data from the Consolidated Statements of Cash Flows (in thousands):

                                                                                        FISCAL
                                                                         ---------------------------------------
                                                                           2001           2000              1999
                                                                           ----           ----              ----
         Net cash provided by
           operating activities...............................           $ 3,211        $ 2,575           $ 3,844
         Net cash (used in) provided by
           investing activities.............................                (357)           845            (1,138)
         Net cash used in
           financing activities...............................            (2,925)        (3,319)           (2,790)

FISCAL 2001

         Net cash provided by operating activities resulted primarily from net income plus depreciation and amortization and a reduction in accounts receivable and inventory offset partially by lower accounts payable and other current liabilities.

         Net cash used in investing activities consisted primarily of expenditures for machinery.

         Net cash used in financing activities resulted primarily from repayment of bank debt.

         Estimated capital expenditures for 2002 are approximately $400,000.

         As of December 29, 2001, $3,153,998 was available for additional borrowings on the revolving credit loans.

FISCAL 2000

         Net cash provided by operating activities resulted primarily from reductions in inventory amounts, an increase in other current liabilities and the collection of refundable income taxes offset partially by higher accounts receivable and lower accounts payable.

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

         Net cash used in financing activities resulted primarily from net bank borrowings/repayments.

Capitalization

         The following is selected capitalization data from the Consolidated Balance Sheets (in thousands):

                                                                            2001             2000
                                                                            ----             ----
         Revolving lines of credit............................           $ 1,955          $ 6,037
         Current portion of long-term debt....................            17,410            1,772
         Long-term debt, less current portion.................             1,761           19,949
         Shareholders' equity.................................             9,972            5,436
         Debt to total capitalization.........................               68%              84%
         Unused revolving line of credit......................             3,154            2,837


         On September 29, 2000, the Company refinanced substantially all of its loan facilities with its former principal lender ("Former Lender") with financing from a new lender. The new credit facility includes a revolving credit in an amount up to $8,000,000, and term loans of $7,364,000. The revolving credit is limited to an amount determined by a formula based on percentages of the Company's receivables and inventory. As of December 29, 2001, $1,955,138 was outstanding on the revolver and $3,153,998 was available for additional borrowings on the revolver with the new lender. The term loans are payable in 35 monthly principal payments of $122,734 plus accrued interest with a balloon payment of $3,016,630 due upon expiration of the facility on September 29, 2003. Interest rates are based on the index rate (30 day dealer placed commercial paper) plus 2.75% (4.77% at December 29, 2001) for the revolving credit and the index rate plus 3% (5.02% at December 29, 2001) for the term loans. To secure obligations to the new lender the Company has granted a first security interest in accounts receivable, inventory, equipment and other assets. The credit facility requires maintenance of a certain earnings to fixed charges ratio. The Company was in compliance with all covenants as of December 29, 2001 and for the year then ended.

         On February 5, 2001, the Company refinanced $2,000,000 due to its Former Lender through a mortgage with a local bank. This mortgage is due in 240 monthly installments of $18,578 including interest at 9.45%. The payment will be adjusted by the bank every 5 years commencing on March 1, 2006 to reflect interest at the Five Year Federal Home Loan Bank "Classic Credit Rate" plus 2.75%. As of December 30, 2000, the Company owed the Former Lender $15,280,297 consisting of $12,553,132 of notes payable and $2,727,165 of revolving debt. The Company paid to the Former Lender a principal payment of $33,333 on January 11, 2001 in accordance with the forbearance agreement and $1,900,000 from the proceeds of the $2,000,000 mortgage on February 5, 2001. Concurrent with the $2,000,000 real estate financing consummated in February 2001, the remaining principal amount due to the Former Lender of $13,347,000 along with accrued interest of $593,000 was reduced to a single principal amount of $7,000,000, with the principal due in full on September 29, 2004. The Former Lender continues to have a security interest in the Company's accounts receivable, inventory, equipment and other assets.

         The refinancing resulted in the forgiveness of certain indebtedness and accrued interest payable to the former lender which was accounted for as a troubled debt restructuring. Accordingly, the Company recorded an extraordinary gain in the first quarter of 2001 of $4.2 million (less estimated income taxes of $1.4 million), which amount represents the difference between the carrying value of the remaining debt to the Former Lender ($13,686,581, including accrued interest payable and deferred financing fees) and the total amount of remaining payments to the former lender, including interest, under the terms of the refinancing of $9,462,347 (assuming that the entire $7 million remaining is repaid and no additional amounts are forgiven). In accordance with the accounting for troubled debt restructurings, no interest expense will be recorded on the $7 million obligation after February 5, 2001, unless the actual variable rate exceeds 9.5%, since such interest has been considered in determining the amount of the gain to be recorded.

         Interest on the $7,000,000 note is at the Former Lender's prime rate plus 1% and interest will not be paid until September 29, 2002 and monthly thereafter. If the Company prepays an aggregate principal amount of $5,000,000 plus accrued interest on the remaining $7,000,000 anytime prior to October 1, 2003, the remaining principal of $2,000,000, will be forgiven.

         Under the accounting for troubled debt restructurings, the carrying value of the $7,000,000 note became $9,462,347 on February 5, 2001. This amount includes estimated interest on the $7 million obligation to maturity of $2,462,347 calculated at 9.5%, the interest rate in effect at the time of the restructuring. If the Company were to prepay $5 million of the note on June 30, 2002, an additional gain of $3.5 million would be recorded representing $2 million of debt forgiven and $1.5 million of interest accrued which the Company would not be liable for. The amount of the additional potential gain decreases by $169,000 each quarter that the $5 million repayment does not occur. There is no assurance that the Company will be able to make the prepayment in order to obtain such a gain or debt forgiveness.

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

         In 2002, certain shareholders proposed changes to the composition of the Company's board of directors (Note K). The letters and other communications from these shareholders contain statements which, if true, appear to indicate that a change of control, as defined, has occurred under certain change of control agreements with two officers of the Company. Under the change of control agreement provisions, these employees would be entitled to payments if they were to leave the Company under certain circumstances following a change of control, including any termination of employment by the officers for any reason within 180 days after a change of control. The maximum amount of such payments, if both officers left the Company, would be approximately $1,400,000. The amount of the payments is not known at this time but is expected to be at a level that would result in a covenant violation of the Company's new credit facility which includes revolving and term loans. If the expected covenant violation resulted in a default that was unwaived, then debt with the Former Lender and the mortgage with the local bank would also be in default. Accordingly, all debt to these lenders is classified as current in the accompanying consolidated balance sheet. The Company would be unable to repay this indebtedness if a demand of repayment was made by the lender. The Company has discussed the expected covenant violation with its lender and is attempting to obtain a modification of its covenants. These matters raise substantial doubt about the Company's ability to continue as a going concern. The consolidated financial statements do not include any adjustments relating to the recoverability and classification of asset carrying amounts and classification of liabilities that might result should the Company be unable to continue as a going concern. Since the letters were written and other communications were made in January and February 2002, no amounts have been accrued in the accompanying consolidated balance sheets as of December 29, 2001 related to the potential liability. Any amounts due under the agreements will be expensed in 2002.

         As of December 29, 2001, the Company's current liabilities exceeded current assets by $11,404,881. This is due to the reclassification of $14,624,857 to current liabilities from long-term liabilities as a result of the expected covenant violation of the Company's credit facility.

         The Company has experienced a slowdown in orders and shipments in the first quarter of 2002, including aerospace, as a delayed reaction to the events of September 11, 2001. While the Company has recently seen an increase in quoting activity in some of our divisions, orders and shipments are lower than levels the Company normally experiences in the first quarter of the year.

Contractual Obligations and Commercial Commitments

         The Company leases real estate with monthly payments of $988 and $275, expiring in March 2003 and July 2012, respectively. The Company also leases equipment with monthly payments of $576 and $529 expiring in February 2004 and October 2003, respectively. The Company also is required to pay a $20,000 collateral monitoring fee in September 2002.


QUANTITATIVE  AND QUALITATIVE DISCLOSURES ABOUT MARKET RISK

         As described below, interest rate risk is the primary source of financial market risk to the Company related to its notes payable and long-term debt.

Qualitative:

Interest Rate Risk: Changes in interest rates can potentially impact the Company's profitability and its ability to realize assets and satisfy liabilities. Interest rate risk is resident primarily in the Company's borrowings which have variable interest rates

Quantitative:

                                                                       Maturing less             Maturing greater
                                                                       than one year             than one year
                                                                       -------------             -------------
Notes Payable and Long-term debt
         Amount                                                           17,409,544                1,761,235
         Weighted average interest rate                                      5.9%                      9.8%


New Accounting Standards

         In July 2001, the FASB issued SFAS No. 142, "Goodwill and Other Intangible Assets." Upon the adoption of SFAS No. 142, goodwill is no longer subject to amortization over its estimated useful life. Instead, SFAS No. 142 requires that goodwill be evaluated at least annually for impairment by applying a fair-value-based test and, if impairment exists, a charge to earnings be recorded. SFAS No. 142 will become effective at the beginning of fiscal year 2002 for the Company. Upon the adoption of SFAS No. 142, the Company will no longer record amortization of goodwill. This adoption will eliminate annual goodwill amortization of approximately $285,000 commencing with fiscal 2002. The Company is required to complete the initial fair value test by June 30, 2002 to the goodwill balance as of December 29, 2001. The Company believes the initial fair value test of the goodwill reflected in the accompanying consolidated balance sheet will result in a material impairment charge. The amount of the charge has not yet been quantified.

         In August 2001, the FASB issued SFAS No. 144, "Accounting for the Impairment or Disposal of Long-Lived Assets." SFAS No. 144 modifies the rules for accounting for the impairment or disposal of long-lived assets. The new rules become effective for fiscal years beginning after December 15, 2001, with earlier application encouraged. The Company does not believe the impact of adopting SFAS No. 144 will be material to the Company's consolidated financial statements.



Certain factors that may affect future results of operations

         All statements other than historical statements contained in this annual report constitute "forward-looking statements" within the meaning of the Private Securities Litigation Reform Act of 1995. Without limitation, these forward looking statements include statements regarding the Company's business strategy and plans, statements about the adequacy of the Company's working capital and other financial resources and other statements herein that are not of a historical nature. These forward-looking statements rely on a number of assumptions concerning future events and are subject to a number of uncertainties and other risk factors, many of which are outside of the Company's control, that could cause actual results to differ materially from such statements. These include, but are not limited to, factors which could affect demand for the Company's products and services such as general economic conditions and economic conditions in the aerospace industry and the other industries in which the Company competes; competition from the Company's competitors; the Company's ability to effectively use business-to-business tools on the Internet to improve operating results; the adequacy of the Company's revolving credit facility and other sources of capital; and other factors discussed in the Company's annual report on Form 10-K for the year ended December 29, 2001. The Company disclaims any intention or obligation to update or revise any forward-looking statements, whether as a result of new information, future events or otherwise.

EDAC TECHNOLOGIES CORPORATION
CONSOLIDATED BALANCE SHEETS
As of December 29, 2001 and December 30, 2000

                                                                                         December 29,             December 30,
                                                                                             2001                     2000
                                                                                      -------------------       -----------------
ASSETS
------

CURRENT ASSETS:
    Cash                                                                                  $   176,245               $   246,711
    Accounts receivable (net of allowance
       for doubtful accounts of $332,000
       as of December 29, 2001 and $200,000
       as of December 30, 2000)                                                             5,080,106                 5,984,839
    Inventories, net                                                                        6,677,257                 7,007,664
    Prepaid expenses and other current
       assets                                                                                  89,069                   601,668
    Refundable income taxes                                                                   217,603                        --
    Deferred income taxes                                                                     909,649                 2,028,649
                                                                                          -----------               -----------
                        Total current assets                                               13,149,929                15,869,531
                                                                                          -----------               -----------


PROPERTY, PLANT AND EQUIPMENT, at cost:
    Land                                                                                      730,394                   730,394
    Buildings                                                                               6,713,385                 6,710,282
    Machinery and equipment                                                                19,720,223                19,202,699
                                                                                          -----------               -----------
                                                                                           27,164,002                26,643,375
    Less - accumulated depreciation                                                        13,526,674                11,565,270
                                                                                          -----------               -----------
                                                                                           13,637,328                15,078,105
                                                                                          -----------               -----------

OTHER ASSETS:
    Goodwill (net of accumulated amortization
      of $996,827 as of December 29, 2001 and
      $712,379 as of December 30, 2000)                                                    10,381,077                10,665,525
    Other                                                                                      30,000                   312,345
                                                                                          -----------               -----------

TOTAL ASSETS                                                                              $37,198,334               $41,925,506
                                                                                          ===========               ===========


The accompanying notes are an integral part of these consolidated financial statements.

EDAC TECHNOLOGIES CORPORATION
CONSOLIDATED BALANCE SHEETS  (CONTINUED)
As of December 29, 2001 and December 30, 2000

                                                                                        December 29,             December 30,
                                                                                            2001                     2000
                                                                                     -------------------       -----------------
LIABILITIES AND SHAREHOLDERS' EQUITY
------------------------------------
CURRENT LIABILITIES:
    Revolving lines of credit                                                           $  1,955,138               $  6,037,326
    Current portion of long-term debt                                                     17,409,544                  1,772,410
    Trade accounts payable                                                                 1,740,910                  2,758,069
    Employee compensation and amounts
       withheld                                                                            2,440,420                  1,225,135
    Accrued expenses                                                                       1,008,798                  2,542,033
                                                                                        ------------               ------------
                   Total current liabilities                                              24,554,810                 14,334,973
                                                                                        ------------               ------------

LONG-TERM DEBT, less current portion                                                       1,761,235                 19,948,892
                                                                                        ------------               ------------

OTHER LIABILITIES                                                                                 --                    176,768
                                                                                        ------------               ------------

DEFERRED INCOME TAXES                                                                        910,000                  2,029,000
                                                                                        ------------               ------------

COMMITMENTS AND CONTINGENCIES (NOTES A,G and K)

SHAREHOLDERS' EQUITY:
    Common stock, par value $.0025 per
       share; 10,000,000 shares authorized;
       issued and outstanding--4,346,038 in 2001
       and 4,269,080 in 2000                                                                  10,865                     10,673
    Additional paid-in capital                                                             9,240,295                  9,153,941
    Retained earnings (accumulated deficit)                                                1,684,114                 (3,728,741)
                                                                                        ------------               ------------
                                                                                          10,935,274                  5,435,873
    Less: accumulated other comprehensive loss                                              (962,985)                        --
                                                                                        ------------               ------------
                Total shareholders' equity                                                 9,972,289                  5,435,873
                                                                                        ------------               ------------

TOTAL LIABILITIES AND SHAREHOLDERS' EQUITY                                              $ 37,198,334               $ 41,925,506
                                                                                        ============               ============

The accompanying notes are an integral part of these consolidated financial statements.

EDAC TECHNOLOGIES CORPORATION
CONSOLIDATED STATEMENTS OF OPERATIONS
For the Fiscal Years Ending December 29, 2001,
  December 30, 2000 and January 1, 2000


                                                                                    FISCAL YEAR
                                                                  2001                 2000                 1999
                                                             ------------          ------------          ------------
Sales                                                        $ 44,910,983          $ 47,252,391          $ 52,394,843

Cost of Sales                                                  36,418,480            39,638,087            48,035,346
                                                             ------------          ------------          ------------
    Gross Profit                                                8,492,503             7,614,304             4,359,497

Selling, General and Administrative Expenses                    4,783,690             4,741,522             6,046,730
                                                             ------------          ------------          ------------
    Income (Loss) From Operations                               3,708,813             2,872,782            (1,687,233)

Non-Operating (Expense) Income:
    Interest Expense                                           (1,139,709)           (3,224,123)           (3,278,532)
    Other                                                          97,971               (43,500)               43,775
                                                             ------------          ------------          ------------

    Income (Loss) Before Income Taxes                           2,667,075              (394,841)           (4,921,990)

Provision for (Benefit from) Income Taxes                          76,454                33,000              (863,871)
                                                             ------------          ------------          ------------

Income (Loss) before Extraordinary Gain and                     2,590,621              (427,841)           (4,058,119)
   Cumulative Effect of Adoption of Staff Accounting
   Bulletin No. 101 (SAB 101) (see Note A)

Extraordinary Gain, net of tax of $1,402,000                    2,822,234                  --                    --

Cumulative Effect of Adoption of SAB 101                             --                (223,843)                 --
                                                             ------------          ------------          ------------

    Net Income (Loss)                                        $  5,412,855          $   (651,684)         $ (4,058,119)
                                                             ============          ============          ============


Basic Per Common Share Data (Note A):
  Income (loss) before extraordinary gain and
      cumulative effect of adoption of SAB 101               $       0.59                ($0.10)               ($0.95)
  Extraordinary gain                                                 0.66                  --                    --
  Cumulative effect of adoption of SAB 101                           --                   (0.05)                 --
                                                             ------------          ------------          ------------
  Net income (loss)                                          $       1.25                ($0.15)               ($0.95)
                                                             ============          ============          ============

Diluted Per Common Share Data (Note A):
  Income (loss) before extraordinary gain and
      cumulative effect of adoption of SAB 101               $       0.55                ($0.10)               ($0.95)
  Extraordinary gain                                                 0.63                  --                    --
  Cumulative effect of adoption of SAB 101                           --                   (0.05)                 --
                                                             ------------          ------------          ------------
  Net income (loss)                                          $       1.18                ($0.15)               ($0.95)
                                                             ============          ============          ============

Pro Forma amounts assuming adoption of SAB 101
  is applied retroactively (see Note A) (unaudited):
    Pro forma net loss                                                n/a             ($427,841)         ($ 3,926,600)
    Pro forma basic net loss per common share                         n/a                ($0.10)               ($0.92)
    Pro forma diluted net loss per common share                       n/a                ($0.10)               ($0.92)



The accompanying notes are an integral part of these consolidated financial statements.

EDAC TECHNOLOGIES CORPORATION
CONSOLIDATED STATEMENTS OF CASH FLOWS
For the Fiscal Years Ending December 29, 2001,
  December 30, 2000 and January 1, 2000


                                                                            FISCAL YEAR
                                                           2001                2000                 1999
                                                       ------------         ------------         -------------
Operating Activities:
    Net income (loss)                                  $ 5,412,855          ($  651,684)         ($4,058,119)
    Adjustments to reconcile net income (loss)
       to net cash provided by
       operating activities:
       Deferred income taxes                              (517,000)                --               (271,180)
       Amortization of deferred ESOP
         compensation expense                                 --                   --                 38,889
       Depreciation and amortization                     2,304,725            2,337,631            2,957,582
       Forgiveness of debt, net of tax                  (2,822,234)                --                   --
       (Gain) loss on sale of property
         and equipment                                     (22,780)               3,404               12,075
       Writedown of equipment                                 --                   --                600,000
       Stock option grants and modifications                12,900                 --                110,460
       Change in inventory reserve                         (20,763)              25,488              620,651
    Changes in operating assets and
       liabilities:
       Accounts receivable                                 904,733           (1,172,846)           1,933,440
       Refundable income taxes                            (217,603)             556,159             (556,159)
       Inventories                                         351,170            1,771,345            2,993,033
       Prepaid expenses and other
           current assets                                1,049,599             (159,535)            (120,403)
      Trade accounts payable                            (1,017,159)            (590,071)            (275,458)
      Other current liabilities                         (2,030,616)             697,658             (553,692)
      Other liabilities                                   (176,768)            (242,578)             413,346
                                                       -----------          -----------          -----------
      Net cash provided by
          operating activities                           3,211,059            2,574,971            3,844,465
                                                       -----------          -----------          -----------

Investing Activities:
    Additions to property, plant and
        equipment                                         (332,515)            (124,256)          (1,439,542)
    Proceeds from sales of property,
        plant and equipment                                 36,475              927,661               34,825
   Change in other assets                                  (60,939)              41,730              266,611
                                                       -----------          -----------          -----------
          Net cash (used in) provided by
               investing activities                       (356,979)             845,135           (1,138,106)
                                                       -----------          -----------          -----------


The accompanying notes are an integral part of these consolidated financial statements.

EDAC TECHNOLOGIES CORPORATION
CONSOLIDATED STATEMENTS OF CASH FLOWS   (CONTINUED)
For the Fiscal Years Ending December 29, 2001,
  December 30, 2000 and January 1, 2000

                                                                                 FISCAL YEAR
                                                               2001                   2000                 1999
                                                           -------------        --------------         ------------
Financing Activities:
    Decrease in revolving
       lines of credit                                       (3,288,355)             (114,599)           (1,360,482)
    Repayments of long-term debt                             (1,821,028)          (10,568,182)           (1,897,592)
    Borrowings on long-term debt                              2,106,290             7,364,000               457,283
    Proceeds from exercise of common stock options               78,547                  --                  10,338
                                                           ------------          ------------          ------------

    Net cash used in
        financing activities                                 (2,924,546)           (3,318,781)           (2,790,453)
                                                           ------------          ------------          ------------

 (Decrease) increase in cash                                    (70,466)              101,325               (84,094)
Cash at beginning of year                                       246,711               145,386               229,480
                                                           ------------          ------------          ------------

Cash at end of year                                        $    176,245          $    246,711          $    145,386
                                                           ============          ============          ============


Supplemental Disclosure of
    Cash Flow Information:
        Interest paid                                      $  1,203,549          $  2,611,845          $  2,623,883
        Income taxes paid                                     1,200,472                  --                 598,721
    Non-Cash Transaction:
        Capital lease obligation                                255,000



The accompanying notes are an integral part of these consolidated financial statements.

EDAC TECHNOLOGIES CORPORATION
CONSOLIDATED STATEMENTS OF CHANGES IN SHAREHOLDERS' EQUITY AND COMPREHENSIVE INCOME
For the Fiscal Years Ending December 29, 2001,
  December 30, 2000 and January 1, 2000

                                                          Additional   Retained Earnings Deferred ESOP  Accumulated Other
                                              Common       Paid-in       (Accumulated    Compensation     Comprehensive
                                              Stock        Capital          Deficit)       Expense       (Loss) Income       Total
                                            ----------   -----------   ---------------   ------------   --------------   -----------
Balances at January 2, 1999                 $  10,654    $ 9,033,162   $      981,062     ($38,889)       ($403,200)     $9,582,789

Comprehensive income (loss):
  Net loss                                                                 (4,058,119)                                   (4,058,119)
  Minimum pension liability,
    net of tax benefit of $270,000                                                                          403,200         403,200
                                                                                                                         -----------
Total comprehensive loss                                                                                                 (3,654,919)
                                                                                                                         -----------

ESOP deferred compensation expense                                                          38,889                           38,889
Exercise of stock options, net
    of income tax benefit                                     10,338                                                         10,338
Stock option issued to non-employee and
   option modification                             19        110,441                                                        110,460
                                            ----------   -----------  ----------------   ----------   --------------     -----------

Balances at January 1, 2000                    10,673      9,153,941       (3,077,057)           -                -       6,087,557


Net loss and comprehensive loss                                              (651,684)                                     (651,684)

                                            ----------   -----------  ----------------   ----------   --------------     -----------

Balances at December 30, 2000                  10,673      9,153,941       (3,728,741)           -                -       5,435,873

Comprehensive income:
  Net income                                                                5,412,855                                     5,412,855
  Minimum pension liability,
    net of tax benefit of $517,650                                                                         (962,985)       (962,985)
                                                                                                                         -----------
Total comprehensive income                                                                                                4,449,870
                                                                                                                         -----------

Stock options issued to non-employee                          12,900                                                         12,900
Exercise of stock options, net
    of income tax benefit                         192         73,454                                                         73,646
                                            ----------   -----------  ----------------   ----------   --------------     -----------

Balances at December 29, 2001                 $10,865    $ 9,240,295       $1,684,114            -        ($962,985)     $9,972,289
                                            ==========   ===========  ================   ==========   ==============    ============



The accompanying notes are an integral part of these consolidated financial statements.

EDAC TECHNOLOGIES CORPORATION
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
As of December 29, 2001 and December 30, 2000


NOTE A -- ORGANIZATION AND BUSINESS, ACQUISITION AND SIGNIFICANT ACCOUNTING
          POLICIES

ORGANIZATION AND BUSINESS

The accompanying consolidated financial statements include Edac Technologies Corporation (the Company) and its wholly owned subsidiaries, Gros-Ite Industries Inc. and Apex Machine Tool Company, Inc. The Company provides complete design, manufacture and service meeting the precision requirements of customers for tooling, fixtures, molds, jet engine components and machine spindles.

In 2002, certain shareholders proposed changes to the composition of the Company's board of directors (Note K). The letters and other communications from these shareholders contain statements which, if true, appear to indicate that a change of control, as defined, has occurred under certain change of control agreements with two officers of the Company. Under the change of control agreement provisions, these employees would be entitled to payments if they were to leave the Company under certain circumstances following a change of control, including any termination of employment by the officers for any reason within 180 days after a change of control. The maximum amount of such payments, if both officers left the Company, would be approximately $1,400,000. The amount of the payments is not known at this time but is expected to be at a level that would result in a covenant violation of the Company's new credit facility which includes revolving and term loans. If the expected covenant violation resulted in a default that was unwaived, then debt with the Former Lender and the mortgage with the local bank would also be in default. Accordingly, all debt to these lenders is classified as current in the accompanying consolidated balance sheet. The Company would be unable to repay this indebtedness if a demand of repayment was made by the lender. The Company has discussed the expected covenant violation with its lender and is attempting to obtain a modification of its covenants. These matters raise substantial doubt about the Company's ability to continue as a going concern. The consolidated financial statements do not include any adjustments relating to the recoverability and classification of asset carrying amounts and classification of liabilities that might result should the Company be unable to continue as a going concern.


SIGNIFICANT ACCOUNTING POLICIES

Principles of Consolidation: All significant intercompany transactions have been eliminated from the consolidated financial statements.

Revenue Recognition: Sales are generally recorded when goods are shipped to the Company's customers. The Company defers revenue recognition on certain product shipments until customer acceptance, including inspection and installation requirements, as defined, are achieved.

Fiscal Year: The Company's fiscal year is a 52 week fiscal period. The Company's fiscal year ends on the Saturday closest to December 31. Fiscal 2001, 2000 and 1999 ended on December 29, 2001, December 30, 2000, January 1, 2000, respectively.

Inventories: Inventories are stated at the lower of cost (first-in, first-out method) or market. As of December 29, 2001 and December 30, 2000, inventories consisted of the following:


                                              2001                  2000
                                              ----                  ----

                    Raw materials        $  1,313,489           $ 1,117,616
                    Work-in-progress        4,548,469             4,631,698
                    Finished goods          1,849,481             2,313,295
                                            ---------             ---------
                                            7,711,439             8,062,609
                    Less: reserve for
                      excess and obsolete  (1,034,182)           (1,054,945)
                                           -----------            -------------
                      Inventories, net     $6,677,257            $7,007,664
                                           ==========            ==========


Subsequent to December 29, 2001, the Company disposed of approximately $635,000 of excess and obsolete inventory.

Long-Lived Assets: Property, plant and equipment are stated at cost. Provisions for depreciation and amortization are computed using the straight-line method over 3 to 12 years for machinery and equipment and 25 years for buildings for financial reporting purposes.

The Company reviews its investments in long-lived assets in accordance with Statement of Financial Accounting Standards No. 121, "Accounting for the Impairment of Long-Lived Assets and Long-Lived Assets to be Disposed of" (SFAS No.121). SFAS No.121 requires a company to review long-lived assets for impairment whenever events or changes in circumstances indicate that the carrying amount of an asset may not be recoverable. The Company recognizes an impairment when the carrying value of the property exceeds its estimated fair value less cost to sell or its costs are not estimated to be earned by its activities. During 1999, the Company determined certain equipment would no longer be utilized. The Company held the equipment for sale and wrote the equipment down to the estimated net realizable value resulting in a charge to cost of sales of $600,000 for fiscal 1999. In January 2000 certain of the equipment was sold for the carrying value, after the effect of the related write-down. The remaining equipment was returned to service in March 2000. No impairments were recorded for fiscal 2001 and 2000.

Earnings (Loss) Per Share: Basic earnings (loss) per common share is based on the average number of common shares outstanding during the year. Diluted earnings (loss) per common share assumes, in addition to the above, a dilutive effect of common share equivalents during the year. Common share equivalents represent dilutive stock options using the treasury method. The number of shares used in the earnings per common share computation for fiscal 2001, 2000 and 1999, are as follows:



                                                                2001              2000             1999
                                                                ----              ----             ----

Basic:
  Average common shares outstanding                           4,334,969        4,269,080         4,268,445

Diluted:
  Dilutive effect of stock options                              243,071                -                 -
                                                             ----------        ---------         ---------
  Average shares diluted                                      4,578,040        4,269,080         4,268,445
                                                              =========        =========         =========


For the year ended December 29, 2001, there was an additional 274,200 options (prior to the application of the treasury stock method) whose exercise price exceeded the average market price for the year and were therefore excluded in the computation of diluted earnings per share. In addition, for the years ended December 30, 2000 and January 1, 2000, options to purchase 869,157 and 523,157 shares of common stock, respectively, of the Company were outstanding but were not included in the computation of diluted earnings per share as such inclusion would be anti-dilutive.

Stock options: The Company accounts for stock-based compensation for employees in accordance with Accounting Principles Board Opinion No. 25 and the related interpretations. Stock-based compensation for non-employees is accounted for in accordance with EITF 96-18.

Estimates: The preparation of financial statements in conformity with accounting principles generally accepted in the United States requires management to make estimates and assumptions that affect certain of the amounts reflected in the consolidated financial statements. Actual results could differ from those estimates.

Goodwill: Goodwill represents the excess of the purchase price over the fair value of net assets acquired in connection with the Apex acquisition. Goodwill was amortized over 40 years through December 29, 2001. The Company estimated the estimated future undiscounted cash flows of the Apex operations in order to assess whether any impairment of recorded goodwill had occurred through December 29, 2001. As of December 29, 2001, no impairments were recorded.

In July 2001, the FASB issued SFAS No. 142, "Goodwill and Other Intangible Assets." Upon the adoption of SFAS No. 142, goodwill is no longer subject to amortization over its estimated useful life. Instead, SFAS No. 142 requires that goodwill be evaluated at least annually for impairment by applying a fair-value-based test and, if impairment exists, a charge to earnings be recorded. SFAS No. 142 will become effective at the beginning of fiscal year 2002 for the Company. Upon the adoption of SFAS No. 142, the Company will no longer record amortization of goodwill. This adoption will eliminate annual goodwill amortization of approximately $285,000 commencing with fiscal 2002. The Company is required to complete the initial fair value test by June 30, 2002 to the goodwill balance as of December 29, 2001. The Company believes the initial fair value test of the goodwill reflected in the accompanying consolidated balance sheet will result in a material impairment charge on January 1, 2002. The amount of the charge has not yet been quantified.

New Accounting Standards: In August 2001, the FASB issued SFAS No. 144, "Accounting for the Impairment or Disposal of Long-Lived Assets." SFAS No. 144 modifies the rules for accounting for the impairment or disposal of long-lived assets. The new rules become effective for fiscal years beginning after December 15, 2001, with earlier application encouraged. The Company does not believe the impact of adopting SFAS No. 144 will be material to the Company's consolidated financial statements.


NOTE B -- COMMON STOCK AND STOCK OPTIONS

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

The Company has computed the pro forma disclosures required under SFAS No. 123 for options granted in fiscal 2001, 2000 and 1999 using the Black-Scholes option pricing model prescribed by SFAS No. 123. The weighted average assumptions used are as follows:


                                                          2001                  2000                  1999
                                                          ----                  ----                  ----

Risk free interest rate                                   4.09%            5.79 - 6.43%                6.00%
Expected dividend yield                                   None                  None                   None
Expected lives                                         3 years               3 years                3 years
Expected volatility                                       100%                  153%                    84%


Had compensation cost for the Company's employee stock option plans been determined based on the fair value at the grant dates of awards under these plans consistent with the method of SFAS No. 123, the Company's net income
(loss) would have been adjusted to reflect the following pro forma amounts:


                                                          2001                  2000                1999
                                                          ----                  ----                ----

Income (loss):
         As reported                                $5,412,855             ($651,684)         ($4,058,119)
         Pro forma                                   5,270,486              (779,361)          (4,254,294)

Net income (loss) per common share:
  Basic earnings (loss) per share:
         As reported                                     $1.25                ($0.15)              ($0.95)
         Pro forma                                        1.22                 (0.18)               (1.00)

  Diluted earnings (loss) per share:
         As reported                                     $1.18                ($0.15)              ($0.95)
         Pro forma                                        1.15                 (0.18)               (1.00)


A summary of the status of the Company's stock option plans as of December 29, 2001, December 30, 2000 and January 1, 2000, and changes during the years then ended is presented below:


                                              2001                            2000                              1999
                                 -------------------------------- ------------------------------  ---------------------------------
                                                  WEIGHTED-AVERAGE              WEIGHTED-AVERAGE                    WEIGHTED-AVERAGE
                                     SHARES       EXERCISE PRICE     SHARES         EXERCISE           SHARES        EXERCISE PRICE
                                                                                     PRICE
                                 ---------------- --------------- ------------- ----------------  ------------------ ---------------

Outstanding at beginning                 869,157      $2.41            523,157       $3.49                 486,657      $3.74
  of year
Granted                                  278,500       1.49            384,000        0.99                  65,000       2.11
Exercised                               (76,957)       1.02               -            -                   (7,500)       1.38

Expired                                (202,500)       3.01           (38,000)       3.09                 (21,000)       5.72
                                 ----------------                 -------------                  ------------------
Outstanding at end of year               868,200       2.10            869,157       2.41                  523,157       3.49
                                 ================                 =============                  ==================

Options exercisable at
  year-end                               579,700       2.48            699,157       2.75                  473,157       3.69
                                         =======                       =======                             =======
Weighted-average fair
  value of options granted
  during the year                         $0.95                         $0.83                               $1.45
                                          ======                        ======                              =====




      The following table summarizes information about stock options outstanding at December 29, 2001:


                                         OPTIONS OUTSTANDING                                OPTIONS EXERCISABLE
                          ---------------------------------------------------      ---------------------------------------


                             NUMBER      WEIGHTED-AVERAGE                             NUMBER             WEIGHTED-
                           OUTSTANDING      REMAINING       WEIGHTED-AVERAGE       EXERCISABLE            AVERAGE
     EXERCISE PRICE            AT          CONTRACTUAL          EXERCISE                AT               EXERCISE
         RANGE              12/29/01     LIFE (IN YEARS)         PRICE               12/29/01              PRICE
------------------------- -------------- ----------------- -------------------     -------------    --------------------

     $0.94 - $1.00              294,000        8.70              $0.97                  204,000            $0.98
     $1.01 to $2.00             300,000        8.92               1.42                  151,500             1.53
     $2.01 - $7.73              274,200        6.75               4.04                  224,200             4.49
                          --------------                                           -------------
     $0.94 to $7.73             868,200        8.16               2.10                  579,700             2.48
                          ==============                                           =============


During 1999, the expiration date for stock options previously granted to the Company's former President and Chief Executive Officer (Note G) was extended. Additionally, the Company granted non-employee options to purchase 15,000 shares of common stock at an exercise price of $3.50 per share. Accordingly, the Company recorded an aggregate charge to earnings of $110,460 during fiscal 1999, related to the modification and grant. During 2001, the Company granted non-employee options to purchase 10,000 shares of common stock at an exercise price of $1.3125 per share and accordingly recorded a charge to earnings of $12,900 related to the grant.

NOTE C -- NOTES PAYABLE AND LONG-TERM DEBT

Long-term debt consisted of the following:


                                                                                              2001             2000
                                                                                         ---------------  ---------------

 Term loans due in 35 monthly principal installments
  of $122,734 commencing November 1, 2000
  with a balloon payment due on September 29, 2003.                                           $5,594,044       $7,118,532

Note payable to former lender with principal due in one payment
  on September 29, 2004. (1)                                                                   9,462,347                -

Mortgage due to bank in 240 monthly installments of $18,578 including interest at 9.45% commencing April 1, 2001. Payment is subject to change every 5 years to reflect an interest rate equal to the Five Year Federal Home
  Loan Bank "Classic Credit Rate" plus 2.75%                                                   1,974,152                -

Notes payable under forbearance agreement with Former Lender
  at December 30, 2000                                                                                 -       12,553,132

Note payable to former shareholders of Apex Machine Tool Company, Inc. Note was amended on December 28, 2000 to provide monthly principal installments of
  $18,000, increasing to $22,000 on July 1, 2001 and increasing to $25,000 on
  January 1, 2002. Interest at 10.12% is paid quarterly
  in advance.                                                                                  1,809,638        2,049,638

Equipment note payable due in 36 monthly principal
  payments of $700.                                                                               24,503                -

Capital lease obligations                                                                        306,095                -
                                                                                        ----------------  ---------------

                                                                                              19,170,779       21,721,302
Less - current portion of long-term debt                                                      17,409,544        1,772,410
                                                                                        ----------------  ---------------
                                                                                              $1,761,235      $19,948,892
                                                                                        ================  ===============


(1) Amount includes $2,462,347 of estimated interest recorded in accordance with accounting for troubled debt Restructurings.

On September 29, 2000, the Company refinanced substantially all of its loan facilities with its former principal lender ("Former Lender") with financing from a new lender. The new credit facility includes revolving credit loans up to $8,000,000 and term loans in the original amount of $7,364,000. The revolving credit is limited to an amount determined by a formula based on percentages of the Company's receivables and inventory. As of December 29, 2001, $1,955,138 was outstanding on the revolver and $3,153,998 was available for additional borrowings on the revolver with the new lender. The term loans are payable in 35 monthly principal payments of $122,734 plus accrued interest with a balloon payment of $3,016,630 due upon expiration of the facility on September 29, 2003. Interest rates are based on the index rate (30 day dealer placed commercial paper) plus 2.75% (4.77% at December 29, 2001) for the revolving credit and the index rate plus 3% (5.02% at December 29, 2001) for the term loans. To secure obligations to the new lender the Company has granted a first security interest in accounts receivable, inventory, equipment and other assets. The credit facility requires maintenance of an earnings to fixed charges ratio, as defined and other financial covenants. The Company was in compliance with the financial covenants as of December 29, 2001 and for the year then ended. As discussed in Note A, the Company is likely to violate the covenants on its new credit facility in 2002. Accordingly, amounts outstanding on the new credit facility (including revolving and term loans), amounts due to the Former Lender and amounts due on the current mortgage loan are classified as current in the accompanying consolidated balance sheet.

On February 5, 2001, the Company refinanced $2,000,000 due to its Former Lender with the proceeds from a mortgage loan with a bank. This mortgage is due in 240 monthly installments of $18,578 including interest at

9.45%. The payment will be adjusted by the bank every 5 years commencing on March 1, 2006 to reflect interest at the Five Year Federal Home Loan Bank "Classic Credit Rate" plus 2.75%. As of December 30, 2000, the Company owed the Former Lender $15,280,297 consisting of $12,553,132 of notes payable and $2,727,165 of revolving debt. The Company paid to the Former Lender a principal payment of $33,333 on January 11, 2001 in accordance with the forbearance agreement and $1,900,000 from the proceeds of the $2,000,000 mortgage on February 5, 2001. Concurrent with the $2,000,000 real estate financing consummated in February 2001, the remaining principal amount due to the Former Lender of $13,347,000 along with accrued interest of $593,000 was reduced to a single principal amount of $7,000,000, with the principal due in full on September 29, 2004. The Former Lender continues to have a security interest in the Company's accounts receivable, inventory, equipment and other assets.

The refinancing resulted in the forgiveness of certain indebtedness and accrued interest payable to the former lender which was accounted for as a troubled debt restructuring. Accordingly, the Company recorded an extraordinary gain in the first quarter of 2001 of $4.2 million (less estimated income taxes of $1.4 million), which amount represents the difference between the carrying value of the debt to the Former Lender ($13,686,581, including accrued interest payable and deferred financing fees) and the total amount of remaining payments to the former lender, including interest, under the terms of the refinancing of $9,462,347 (assuming that the entire $7 million remaining is repaid and no additional amounts are forgiven). In accordance with the accounting for troubled debt restructurings, no interest expense will be recorded on the $7 million obligation after February 5, 2001, unless the actual variable rate exceeds 9.5%, since such interest has been considered in determining the amount of the gain to be recorded. As of December 29, 2001, no additional interest expense has been recorded.

Interest on the $7,000,000 note is at the Former Lender's prime rate plus 1% and interest will not be paid until September 29, 2002 and monthly thereafter. If the Company prepays an aggregate principal amount of $5,000,000 plus accrued interest on the remaining $7,000,000 anytime prior to October 1, 2003, the remaining principal of $2,000,000, will be forgiven.

Under the accounting for troubled debt restructurings, the carrying value of the $7,000,000 note became $9,462,347 on February 5, 2001. This amount includes estimated interest on the $7 million obligation to maturity of $2,462,347 calculated at 9.5%, the interest rate in effect at the time of the restructuring. If the Company were to prepay $5 million of the note on June 30, 2002, an additional gain of $3.5 million would be recorded representing $2 million of debt forgiven and $1.5 million of interest accrued which the Company would not be liable for. The amount of the additional potential gain decreases by $169,000 each quarter that the $5 million repayment does not occur. There is no assurance that the Company will be able to make the prepayment in order to obtain such a gain or debt forgiveness.

Aggregate annual maturities of long-term debt for the five year period subsequent to December 29, 2001 are as follows: 2002--$17,409,544; 2003--$1,594,337; 2004--$87,697; 2005--$58,530; 2006--$20,671; 2007 and
thereafter--$0.


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

The following table sets forth the changes in benefit obligations and plan assets, and reconciles amounts recognized in the Company's consolidated balance sheets (in thousands):


                                                              2001             2000
                                                              ----             ----

 Change in benefit obligation:
 Benefit obligation at beginning of year                      $4,922          $4,620
   Interest cost                                                 366             361
   Actuarial gain                                                270             304
   Benefits paid                                                (360)           (363)
                                                              -------         -------
Benefit obligation at end of year                             $5,198          $4,922
                                                              =======         =======




                                                               2001           2000
                                                               ----           ----

Change in plan assets:
 Fair value of plan assets at beginning of year                $4,947         $4,740
   Actual return on plan assets                                  (467)           465
   Employer  contribution                                         176            126
   Expenses                                                       (41)           (21)
   Benefits paid                                                 (360)          (363)
                                                               ------         ------
 Fair value of plan assets at end of year                      $4,255         $4,947
                                                               ======         ======

 (Unfunded) funded status                                      $ (943)        $   25
 Unrecognized net actuarial loss                                1,480            389
                                                               ------         ------
 Net amount recognized                                         $  537         $  414
                                                               ======         ======

 Amounts recognized in the consolidated
 balance sheets consist of:
   (Accrued) prepaid benefit liability                         $ (943)        $  414
   Minimum pension liability                                    1,480              -
                                                               ------         ------
 Net amount recognized                                         $  537         $  414
                                                               ======         ======


 Weighted-average assumptions:
 Discount rate                                                  7.25%          7.50%
 Expected return on plan assets                                 7.00%          7.00%


 Components of net periodic benefit cost:
 Interest cost                                                 $  366         $  361
 Expected return on plan assets                                  (314)          (298)
                                                               ------         ------
 Net periodic pension expense                                  $   52         $   63
                                                               ======         ======


On March 1, 2000, the assets of the Gros-Ite Industries 401(k) Retirement Plan (the Gros-Ite Plan) and the Apex Machine Tool Company, Inc. Profit-Sharing and Retirement Plan (the Apex Plan) were combined into one plan forming the Edac Technologies Corporation 401(k) Retirement Plan. All employees who have completed at least three consecutive months of service and are age eighteen or older are eligible to participate. The Company matches 35% of employee contributions up to 15% of compensation limited annually to $1,750. Employer contributions and expenses related to the combined plan were $236,852 and $277,972 for fiscal 2001 and fiscal 2000, respectively.

Through February of 2000 the Company maintained the Gros-Ite Plan which covered substantially all employees meeting minimum age and service requirements. The Company matched 35% of employee contributions up to 15% of compensation limited annually to $1,750. Employer contributions and expenses related to this plan were $178,151 in fiscal 1999.

The Apex Plan covered substantially all Apex employees who had completed more than one year of service. Profit sharing contributions were made to the Plan at the discretion of the Company's Board of Directors. The Plan also allowed employees to contribute tax deferred salary deductions into the Plan under
Section 401(k) of the Internal Revenue Code subject to certain limitations as defined in the Plan. Matching contributions were made by the Company at a rate of 20% of employees' contributions. The Company declared and made discretionary profit sharing contributions and matching contributions of $108,719 for fiscal 1999.


NOTE E -- EMPLOYEE STOCK OWNERSHIP PLAN

Effective May 4, 1989, the Company established the Edac Technologies Corporation Employee Stock Ownership Plan (the ESOP). Employees of the Company were eligible to participate in the ESOP beginning six months following their hire date. The Company made annual contributions to the ESOP equal to the ESOP's debt service. The ESOP shares initially were pledged as collateral for its debt. As the debt was repaid, shares were released from collateral based on the proportion of debt service paid in the year, and allocated to active employees. The debt of the ESOP was recorded as debt of the Company and the shares pledged as collateral were reported as unearned ESOP compensation expense in the consolidated balance sheets. As shares were released from collateral, the Company reported compensation expense. ESOP compensation expense was $0, $0 and $38,889 for fiscal 2001, 2000 and 1999, respectively. Interest expense incurred on the debt was $0, $0 and $598, for fiscal 2001, 2000 and 1999, respectively. All debt was repaid as of June 1, 1999. The ESOP shares as of December 29, 2001 and December 30, 2000 were 327,970 and 508,323, respectively. The reduction in shares of 180,353 from December 30, 2000 to December 29, 2001 reflects distributions to plan participants. As of January 1, 2000 participation in the Plan was frozen.

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

The (benefit from) provision for income taxes is as follows (in thousands):


                                                                            2001             2000                 1999
                                                                            ----             ----                 ----

      Current (benefit) provision                                     $       (441)     $          33          $     (593)
      Deferred provision (benefit)                                             517                  -                (271)
                                                                      ------------      -------------          ----------
                                                                                76                 33                (864)
      Extraordinary gain:
        Current provision                                                    1,402                  -                   -
                                                                      ------------      -------------          ----------

                                                                      $      1,478      $          33          $     (864)
                                                                      ============      =============          ==========




The effective tax rate on income before income taxes is different from the prevailing Federal and state income tax rates as follows (in thousands):


                                                                            2001               2000                 1999
                                                                            ----               ----                 ----

Income (loss) before income taxes and extraordinary gain                $    2,667         $    (619)          $  (4,922)
                                                                        ==========         =========           =========

Income tax at Federal statutory rate                                    $      906         $    (210)          $  (1,673)

State income taxes, net of Federal benefit                                     132               (46)               (388)

Other                                                                          255              (203)               (254)

Change in valuation allowance                                               (1,217)              492               1,451
                                                                        ----------         ---------           ---------
                                                                        $       76         $      33           $    (864)
                                                                        ==========         =========           =========




As of December 29, 2001 and in prior years the Company provided a valuation allowance to reserve against deferred tax assets since it was not likely such assets would be realized. During the year ended December 29, 2001, the valuation allowance was reduced by $1,217,000 due to the utilization of deferred tax assets, primarily due to the extraordinary gain. The benefit of the reduction in the valuation allowance is reflected in income (loss) before extraordinary gain in accordance with SFAS No. 109.

The tax effect of temporary differences giving rise to the Company's deferred tax assets and liabilities are as follows (in thousands):


                                                                              2001               2000
                                                                              ----               ----

Deferred tax assets:
     Allowance for uncollectible
       accounts receivable                                                 $   129            $    78
     Debt restructuring                                                        959                  -
     Employee compensation and amounts withheld                                203                377
     Accrued expenses                                                            4                122
     Unicap and inventory reserves                                             214                475
     Tax effect of net operating loss carryforwards (state and federal)        171              2,501
     Alternative minimum tax credit carryforwards                              916                327
     Pension                                                                   316                  -
     Other                                                                     340                562
     Valuation allowance                                                      (641)            (1,858)
                                                                           -------            -------
                                                                             2,611              2,584
                                                                           -------            -------

Deferred tax liabilities:
     Property, plant and equipment                                           1,898              1,855
     Pension                                                                     -                142
     Goodwill                                                                  646                462
     Other                                                                      67                125
                                                                           -------            -------
                                                                             2,611              2,584
                                                                           -------            -------
Net deferred tax liability                                                 $     -            $     -
                                                                           =======            =======

Reflected in consolidated balance sheets as:
         Net current deferred tax asset                                    $   910            $ 2,029
         Net long-term deferred tax liability                                 (910)            (2,029)
                                                                           -------            -------
                                                                           $     -            $     -
                                                                           =======            =======

As of December 29, 2001 and December 30, 2000, the Company has pre-change net operating losses of approximately $70,000 and $252,000, respectively, available to offset future Federal taxable income which expire in 2003. In addition, the Company has alternative minimum tax credits of approximately $916,000 which carry forward indefinitely for Federal income tax purposes. These credits can be used in the future to the extent that the Company's regular tax liability exceeds amounts calculated under the alternative minimum tax method.


NOTE G -- COMMITMENTS AND CONTINGENCIES

Lease expense under operating leases was $115,619, $117,853 and $124,866, for fiscal 2001, 2000 and 1999, respectively. Minimum rental commitments as of December 29, 2001 for noncancelable operating leases with initial or remaining terms of one year or more are as follows: 2002--$109,038; 2003--$38,897; 2004--$4,176; 2005--$3,600; 2006--$3,600; 2007 and thereafter-- $21,600.

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

On August 17, 1999, the Company's then President and Chief Executive Officer resigned. The Company agreed to pay the former President and CEO severance of $710,000. This amount is payable over three years, $225,000 each year for the first two years and $260,000 in the third year. The Company also provided the former President and CEO with health insurance coverage until he obtained other coverage or until July 1, 2000 whichever was earlier and an automobile until the end of the lease term in March 2000. These severance costs resulted in a charge to selling, general and administrative expenses of $750,000 in 1999.

NOTE H -- MAJOR CUSTOMERS

For fiscal 2001 and 2000, sales to United Technologies Corporation amounted to 50% and 45%, respectively, of the Company's sales. For fiscal 1999, sales to United Technologies Corporation and a consumer products company amounted to 52% and 10% of the Company's sales, respectively. United Technologies Corporation operates in the aerospace industry.

At December 29, 2001, the Company had $3,017,000, or 56%, of trade receivables due from United Technologies Corporation.


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

The Company has four reportable segments identified as Engineered Precision Components, Precision Engineered Technologies, Precision Large Machining and Apex Machine Tool Company. The major products and services of Engineered Precision Components are jet engine components. The major products and services of Precision Engineered Technologies are design, manufacture and repair of spindles and design of tooling for the aerospace industry. The major products and services of Precision Large Machining are machining of large jet engine components. The major products and services of Apex Machine Tool Company are design and manufacture of tools, fixtures and gages. The accounting policies of the segments are the same as those described in the summary of significant accounting policies. The Company evaluates the performance of these segments based on segment profit or loss after income taxes. The Company allocates certain administrative expenses to segments. The amounts in this table are the amounts in reports used by the Company's President for fiscal 2001, 2000 and 1999 (in thousands):


                                                         2001
                      -----------------------------------------------------------------
                          Engineered        Precision       Precision        Apex
                          Precision        Engineered        Large          Machine      Extraordinary
                          Components      Technologies      Machining      Tool Co.          Gain              Total
                          ----------      ------------      ---------      --------          ----              -----

 Revenues from
   external
   customers                $17,843           $7,109          $4,232       $15,727            --              $44,911


 Interest expense               241              105             148           646            --                1,140


 Depreciation and
   amortization                 345              369             621           970            --                2,305

 Income tax                      27               11              14            24            --                   76
 expense

 Segment profit                 653              420             636           882         2,822                5,413


                                                     2000
                      -----------------------------------------------------------------
                          Engineered        Precision      Precision       Apex
                          Precision        Engineered        Large        Machine
                          Components      Technologies     Machining      Tool Co.         Total
                          ----------      ------------     ---------      --------         -----

 Revenues from
   external customers
                               $16,620            $6,384        $4,662      $19,586         $47,252


Interest expense                   493               262           303        2,166           3,224


 Depreciation and
   amortization                    477               380           536          945           2,338

Income tax expense                   16                7            10           --              33

 Cumulative effect
   of SAB 101                        --               --            --         (224)           (224)

 Segment (loss)                  (1,252)             340           502         (242)           (652)
   profit





                                                     1999
                      -----------------------------------------------------------------
                          Engineered        Precision       Precision      Apex
                          Precision        Engineered        Large        Machine
                          Components      Technologies     Machining      Tool Co.         Total
                          ----------      ------------     ---------      --------         -----

Revenues from
  external
  customers                 $15,544           $11,666        $6,865      $18,320         $52,395

Intersegment
  revenues                       --                10            --          453             463
                            -------           -------        ------      -------         -------
Total revenues               15,544            11,676         6,865       18,773          52,858
                            -------           -------        ------      -------         -------


Interest expense                356               384           305        2,234           3,279


Depreciation and
  amortization                  427               503           513        1,514           2,957

 Income tax
  (benefit)                    (801)               22           (24)         (61)           (864)
   expense

Segment loss                 (2,414)             (795)         (124)        (725)         (4,058)


The Company does not maintain separate balance sheet information by segment and the Company would be unable to create such information from existing financial records without incurring considerable expense, effort and delay.

NOTE J --  QUARTERLY DATA (UNAUDITED)

Following is selected quarterly data for fiscal 2001 and 2000. All quarterly information was obtained from unaudited consolidated financial statements not otherwise contained herein. The unaudited results for any quarter are not necessarily indicative of the results for any future period.


2001   (1)                                         1st quarter       2nd quarter      3rd quarter       4th quarter
----------                                         -----------       -----------      -----------       -----------

Sales                                              $12,327,679       $11,280,838      $10,753,279       $10,549,187
Gross profit                                         2,363,735         2,077,070        1,720,149         2,331,549
Income from operations                               1,186,223           515,589          697,878         1,309,123
Income before extraordinary gain                       649,418           184,570          418,602         1,338,031
Extraordinary gain, net of tax                       2,822,234                 -                -                 -
Net income                                           3,471,652           184,570          418,602         1,338,031

   Basic per common share data:
      Income before extraordinary gain                   $0.15             $0.04            $0.10             $0.30
      Extraordinary gain                                  0.66                 -                -                 -
                                                         -----             -----            -----             -----
      Net income                                         $0.81             $0.04            $0.10             $0.30
                                                         =====             =====            =====             =====
   Diluted per common share data:
      Income before extraordinary gain                   $0.14             $0.04            $0.09             $0.28
      Extraordinary gain                                  0.63                 -                -                 -
                                                         -----             -----            -----             -----
      Net income                                         $0.77             $0.04            $0.09             $0.28
                                                         =====             =====            =====             =====


 2000   (2)                                        1st quarter       2nd quarter      3rd quarter       4th quarter
------------                                       -----------       -----------      -----------       -----------

Sales                                              $12,157,888       $12,125,672      $11,024,808       $11,944,023
Gross profit                                         1,839,751         1,911,851        1,614,682         2,248,020
Income from operations                                 585,582           633,595          381,486         1,272,119
(Loss) income before cumulative effect of
  adoption of SAB 101                                 (102,028)         (219,805)        (591,733)          485,725
Cumulative effect of adoption of SAB 101              (223,843)                -                -                 -
Net (loss) income                                     (325,871)         (219,805)        (591,733)          485,725

Basic (loss) income per common share                    ($0.07)           ($0.05)          ($0.14)            $0.11
Diluted per common share data:
  (Loss) income before cumulative effect of
    adoption of SAB 101                                 ($0.02)           ($0.05)          ($0.14)            $0.11
  Cumulative effect of adoption of SAB 101               (0.05)                -                -                 -
                                                        ------            ------           ------             -----
  Net (loss) income                                     ($0.07)           ($0.05)          ($0.14)            $0.11
                                                        ======            ======           ======             =====



(1) During the second quarter of 2001, the Company incurred costs associated with the terminated sale of the Engineered Precision Components division of $451,000. The third quarter included $78,000 related to the recovery of an investment written off in a prior year. During the fourth quarter the income tax provision was adjusted to reduce the valuation allowance of deferred tax assets resulting in an income tax benefit of $235,000.

(2) The third quarter of 2000 includes a write-down of $338,000 related to an investment offset by $277,000 related to a reduction in a reserve made in the fourth quarter of 1999 against a note receivable. The fourth quarter includes an inventory reserve of $58,989. Selling, general and administrative (SG&A) costs were cut in the second quarter by staff reductions of 5 people reducing costs by $60,000 per quarter.

NOTE  K -- SUBSEQUENT EVENT

As discussed in Notes A and C, by letters dated January 6 and February 22, 2002, certain shareholders proposed changes to the composition of the Company's board of directors. The letters and other communications from these shareholders contain statements which, if true, appear to indicate that a change of control, as defined, has occurred under certain change of control agreements with two officers of the Company. Under the change of control agreement provisions, these employees would be entitled to payments if they were to leave the Company under certain circumstances following a change of control, including any termination of employment by the officers for any reason within 180 days after a change of control. The maximum amount of such payments, if both officers left the Company, would be approximately $1,400,000. Since the letters were written and other communications were made in January and February 2002, no amounts have been accrued in the accompanying consolidated balance sheets as of December 29, 2001 related to the potential liability. Any amounts due under the agreements will be expensed in 2002. Additionally, any payments under these agreements are expected to result in a violation of the covenants under the Company's new credit facility (Note C).

REPORT OF INDEPENDENT PUBLIC ACCOUNTANTS



To The Shareholders and Board of Directors of
Edac Technologies Corporation:



We have audited the accompanying consolidated balance sheets of Edac Technologies Corporation (a Wisconsin corporation) and subsidiaries as of December 29, 2001 and December 30, 2000, and the related consolidated statements of operations, changes in shareholders' equity and comprehensive income and cash flows for each of the three years in the period ended December 29, 2001. These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these financial statements based on our audits.

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

In our opinion, the consolidated financial statements referred to above present fairly, in all material respects, the financial position of Edac Technologies Corporation and subsidiaries as of December 29, 2001 and December 30, 2000, and the results of their operations and their cash flows for each of the three years in the period ended December 29, 2001 in conformity with accounting principles generally accepted in the United States.

The accompanying consolidated financial statements have been prepared assuming that the Company will continue as a going concern. As discussed in Notes A and K to the consolidated financial statements, certain shareholders have made representations to the Company which appear to have triggered an obligation to make change in control payments to certain executives if they were to leave employment under certain circumstances. The amount of the ultimate payments is not known at this time but is expected to be at a level that would result in a covenant violation on the Company's revolving credit facility and certain other long-term debt. These matters raise substantial doubt about the Company's ability to continue as a going concern. Management's plans in regard to these matters are also described in Note A. The consolidated financial statements do not include any adjustments relating to the recoverability and classification of asset carrying amounts or the amount and classification of liabilities that might result should the Company be unable to continue as a going concern.

                                                          /s/Arthur Andersen LLP


Hartford, Connecticut
February 8, 2002 (except with respect to the matter discussed in Notes A and K, as to which the date is April 11, 2002)

OFFICERS
Richard A. Dandurand  Chairman, President and Chief Executive Officer
Ronald G. Popolizio   Executive Vice President, CFO and Secretary


BOARD OF DIRECTORS

Richard A. Dandurand  Chairman, President and Chief Executive Officer
Robert J. Gilchrist   Managing Director, Horton International, Inc.
John M. Kucharik      Chief Executive Officer of IPC, Inc.
Dominick A. Pagano    Owner and Chief Executive Officer of DAPCO Industries Inc.
Ronald G. Popolizio   Executive Vice President, CFO and Secretary
Stephen J. Raffay     Retired Vice-Chairman Emhart Corporation
Daniel C. Tracy       Business Consultant


CORPORATE OFFICES

1806 New Britain Avenue
Farmington, CT  06032


GENERAL COUNSEL

Reinhart Boerner Van Deuren s.c.
1000 North Water Street
Milwaukee, WI 53202


CORPORATE AUDITORS                             TRANSFER AGENT

Arthur Andersen LLP                            U. S. Bank, N.A.
One Financial Plaza                            1555 North River Center Drive
Hartford, CT  06103                            Milwaukee, WI  53212


ANNUAL MEETING

The 2002 annual meeting of shareholders will be held on the date and at the time and place indicated in the proxy statement accompanying this report.


10-K INFORMATION

A copy of the 2001 Edac Technologies Corporation 10-K report filed with the Securities and Exchange Commission is available without charge by writing to:
Ronald G. Popolizio, Secretary, Edac Technologies Corporation, 1806 New Britain Avenue, Farmington, CT 06032.