Form 10-K, Exhibit 13
period 2004-01-03
EDAC TECHNOLOGIES CORP
filed 2004-03-17
CIK 772572

                                                                      EXHIBIT 13

EDAC TECHNOLOGIES CORPORATION

ANNUAL REPORT

2003

                                                              2003 Annual Report

To Our Shareholders:

Paraphrasing the words of W. Edwards Deming,

If survival is not mandatory, then change is not necessary...

         For EDAC, survival was mandatory, therefore change was necessary and 2003 was a year of change... and changed we have! We consolidated operations, restructured our debt, reduced our overheads and improved our operating efficiencies. The result is that even with slightly lower sales in 2003 compared to 2002, our operating loss was reduced by $2,818,907 from a loss of ($2,961,959) in 2002 to a loss of ($143,052)
         in 2003, exclusive of the gain on debt restructuring of $7.3 million. The Company believes that its credit facilities and cash to be provided by operations will be adequate to meet the Company's needs for 2004.

         Order activity in the past several months has been robust, sales backlog has increased from $15.7 million at September 27, 2003 to $20.4 million at February 28, 2004.

         Our primary objective for 2004 is to build on the achievements of the past year. We will continue to transition EDAC into a balanced business in delivering products, engineering and manufacturing services. In the product development area, we have introduced new proprietary products for the woodworking and automotive markets, and in July 2003, we entered into an exclusive worldwide licensing agreement to develop, design, manufacture and market a patented hydrostatic spindle product line. In the manufacturing area, for the first time in five years we have invested in capital equipment by adding new machining centers and creating manufacturing cells.

         EDAC has truly risen from the ashes, and we believe is now well positioned to grow and deliver shareholder value by achieving profitability and improved cash flow. The entire team at EDAC continues to be committed to maximizing the value of our Company for you, our shareholders.

                                           Sincerely yours,
                                           /s/ Dominick A. Pagano

                                           Dominick A. Pagano
                                           President and Chief Executive Officer

EDAC TECHNOLOGIES: ORGANIZATION AND MISSION

EDAC Technologies Corporation, founded in 1946, is a diversified public corporation. The Company is comprised of four product line groups: Apex Machine Tool, Gros-Ite Spindles, Gros-Ite Precision Components, and Gros-Ite Precision Large Machining.

APEX MACHINE TOOL designs and manufactures highly sophisticated fixtures, precision gauges, close tolerance plastic injection molds, precision component molds for composite parts and specialized machinery. A unique combination of highly skilled toolmakers and machinists and leading edge technology has enabled Apex to provide exacting quality to customers who require tolerances to +/- ..0001 inches.

GROS-ITE SPINDLES designs, manufactures and repairs all types of precision rolling element bearing spindles including hydrostatic and other precision rotary devices. Custom spindles are completely assembled in a Class 10,000 Clean Room and are built to suit any manufacturing application up to 100 horsepower and speeds in excess of 100,000 revolutions per minute. Gros-Ite Spindles' repair service can recondition all brands of precision rolling element spindles, domestic or foreign. This product line serves a variety of customers: machine tool manufacturers, special machine tool builders and integrators, industrial end-users, and powertrain machinery manufacturers and end-users. Geographical markets include the U.S., Canada, Mexico, Europe and Asia, although almost all of Gros-Ite Spindles' sales come from the United States.

GROS-ITE PRECISION COMPONENTS builds and assembles complex, close tolerance components for the aircraft jet engine, ground turbine and medical industries. This product line excels in 4 and 5 axis CNC milling of forgings and castings made from high temperature alloys. Precision assembly services include assembly of jet engine sync rings and medical devices, aircraft welding and riveting, post-assembly machining and sutton barrel finishing. Geographical markets include the U.S., Canada, Mexico, Europe and Asia, although almost all of this product line's sales come from the United States.

GROS-ITE PRECISION LARGE MACHINING produces low pressure turbine cases, hubs, rings and disks for all major aircraft engine and ground turbine manufacturers. This product line specializes in such difficult-to-machine alloys as waspalloy, hastalloy, inconnel, titanium, high nickel alloys, aluminum and stainless steels. Geographical markets include the U.S.

EDAC is ISO 9001 Certified, and BS EN 9001, ANSI 900, and ASQC Q9001-compliant. Additionally, Apex is ISO 9002 Certified, and is recognized as one of the leading design and manufacturing providers in the U.S.

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

MISSION

The mission of EDAC is to be the company of choice for customers, shareholders, employees and the community at large. We believe that this can be achieved by being flexible and easy to work with, providing customers with benchmark quality, service and value, providing shareholders superior return on their investment, developing a world class working environment for employee heath, safety, security and career growth, and acting as a good corporate citizen through support of the local community and charities.

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

Most of the competition for design, manufacturing and service in precision machining and machine tools comes from independent firms, many of which are smaller than EDAC. This point of difference often gives us an advantage in that we can bring a broader spectrum of support to customers who are constantly looking for ways to consolidate their vendor base. We also compete against the in-house manufacturing and service capabilities of larger customers. We believe that the trend of these large manufacturers is to outsource activities beyond their core competencies, which presents us with another favorable opportunity.

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

EDAC's competitive advantage is enhanced not only by the extra level of expertise gained through our experience in the aerospace industry, but also by our ability to provide customers with high quality, high precision, and quick turnaround support, from design to delivery. We believe that this comprehensive, end-to-end service capability sets us apart. It is also indicative of our commitment to seek continuous improvement and utilization of the latest technology. Such commitment, we believe, will boost our productivity and make us ready to respond effectively to the increasing price pressure in a very competitive marketplace.

MARKET INFORMATION

The Company's Common Stock trades on The OTC Bulletin Board under the symbol:
"EDAC.OB".

High and low sales prices per share during each fiscal quarter of the past two fiscal years were as follows:

                        2003              2002
                    High     Low      High      Low
                    ----     ---      ----      ---
First Quarter      $  .95   $  .51   $ 2.22   $ 1.53
Second Quarter       1.25      .58     1.95      .62
Third Quarter        1.00      .60      .88      .37
Fourth Quarter       1.30     1.01      .75      .31

The information provided above reflects inter-dealer prices, without retail mark-ups, markdowns or commissions and may not represent actual transactions.

The approximate number of shareholders of record plus beneficial shareholders of the Company's Common Stock at February 16, 2004 was 1,245.

The Company has never paid cash dividends and does not anticipate making any cash dividends in the foreseeable future. The Company is prohibited from paying cash dividends by certain loan agreements (See Note D to the Company's Consolidated Financial Statements and Management's Discussion and Analysis of Financial Condition and Results of Operations included elsewhere in this report).

SELECTED FINANCIAL INFORMATION

The following selected financial information for each of the years in the five - year period ended January 3, 2004 has been derived from the Company's audited financial statements. The following data is qualified by reference to and should be read in conjunction with the Company's audited financial statements and notes thereto and "Management's Discussion and Analysis of Financial Condition and Results of Operations."

The Company operates on a fiscal year basis. Its fiscal year and fiscal quarters end on the Saturday closest to the end of the calendar year and calendar quarters, respectively. Fiscal 2003 was a 53-week year that ended on January 3, 2004. The years ended January 3, 2004, December 28, 2002 and December 29, 2001 are referred to herein as 2003, 2002 and 2001, respectively.

SELECTED INCOME STATEMENT DATA

                                                                  2003         2002          2001         2000          1999
                                                               ----------------------------------------------------------------
                                                                             (In thousands, except per share data)
Sales                                                          $   25,677   $   25,850    $   44,911   $   47,252    $   52,395
                                                               ----------   ----------    ----------   ----------    ----------

 Income (loss) before cumulative effect of changes in          $    6,579   $   (3,026)   $    5,413   $     (428)   $   (4,058)
   accounting principles
Cumulative effect of adoption of SFAS No.142                            -      (10,381)            -            -             -
Cumulative effect of adoption of SAB 101                                -            -             -         (224)            -
                                                               ----------   ----------    ----------   ----------    ----------
Net income (loss)                                              $    6,579   $  (13,407)   $    5,413   $     (652)   $   (4,058)
                                                               ==========   ==========    ==========   ==========    ==========
Basic per common share data:
  Income (loss) before cumulative effect of changes
   in accounting principles                                    $     1.49   $    (0.69)   $     1.25   $    (0.10)   $    (0.95)
  Cumulative effect of adoption of SFAS No.142                          -        (2.35)            -            -             -
  Cumulative effect of adoption of SAB 101                              -            -             -        (0.05)            -
                                                               ----------   ----------    ----------   ----------    ----------
    Net income (loss)                                          $     1.49   $    (3.04)   $     1.25   $    (0.15)   $    (0.95)
                                                               ==========   ==========    ==========   ==========    ==========
Diluted per common share data:
  Income (loss) before cumulative effect of changes in
   accounting principles                                       $     1.46   $    (0.69)   $     1.18   $    (0.10)   $    (0.95)
  Cumulative effect of adoption of SFAS No.142                          -        (2.35)            -            -             -
  Cumulative effect of adoption of SAB 101                              -            -             -        (0.05)            -
                                                               ----------   ----------    ----------   ----------    ----------
    Net income (loss)                                          $     1.46   $    (3.04)   $     1.18   $    (0.15)   $    (0.95)
                                                               ==========   ==========    ==========   ==========    ==========

SELECTED BALANCE SHEET DATA

                                                                  2003          2002          2001          2000         1999
                                                               -----------------------------------------------------------------
                                                                                         (In thousands)
Current assets                                                 $    7,920    $   10,788    $   13,150    $   15,870   $   15,460
Total assets                                                       18,166        20,585        37,198        41,926       44,755
Current liabilities                                                 8,624         8,224        24,555        14,335       35,053
Working capital (deficit)                                            (704)        2,564       (11,405)        1,535      (19,593)
Long-term liabilities                                               6,796        16,763         2,671        22,155        3,614
Shareholders' equity (deficit)                                      2,745        (4,401)        9,972         5,436        6,088

MANAGEMENT'S DISCUSSION AND ANALYSIS OF FINANCIAL CONDITION AND RESULTS OF OPERATIONS

         In October 2002, the Company adopted a consolidation plan. Under this plan, the Company consolidated its four independent divisions into one operating entity, allowing the Company to reduce overhead, improve operating efficiencies and share resources. The consolidation resulted in the physical relocation of 130 people and the related equipment without suspending operations. The consolidation commenced in the fourth quarter of 2002 and was completed in the first quarter of 2003. The Company recorded a write-down of $692,000 in 2002 (included in cost of sales in the accompanying consolidated statement of operations) for certain land, building and equipment held for sale as a result of the Company's restructuring and the subsequent recognition in 2003 of a gain of $177,000 from the reclassification of the land and building to be held and used. The Company incurred costs associated with the consolidation of $112,000 in the fourth quarter of 2002 and $159,000 in the first quarter of 2003 which were included in cost of sales.

RESULTS OF OPERATIONS

         The following discussion should be read in conjunction with the Consolidated Financial Statements of the Company and related notes thereto.

         Sales to the Company's principal markets are as follows (in thousands):

                             2003         2002         2001
                             ----         ----         ----
Aerospace customers       $   17,449   $   19,436   $   29,624
Other                          8,228        6,414       15,287
                          ----------   ----------   ----------
                          $   25,677   $   25,850   $   44,911
                          ==========   ==========   ==========

2003 VS. 2002

SALES

         The Company's sales decreased $173,000, or 0.7%, from $25,850,000 in 2002 to $25,677,000 in 2003. Sales to non-aerospace customers increased $1,814,000, or 28.3% from 2002 to 2003, primarily because of increased sales to the machine tool industry. Sales to aerospace customers decreased $1,987,000, or 10.2% from 2002 to 2003, primarily due to the continued decline in the commercial jet engine market. As of January 3, 2004, sales backlog was approximately $18,000,000, compared to approximately $18,500,000 at December 28, 2002. The decrease is primarily due to the sales backlog decrease in the Engineered Precision Components group offset by a sales backlog increase in the Apex Machine Tool group. The Company presently expects to complete approximately $10,000,000 of the January 3, 2004 backlog during the 2004 fiscal year.

Sales and sales increases (decreases) for 2003 compared to 2002 by product line were as follows (in thousands):

               Product Line                           2003         2002        Change
               ------------                           ----         ----        ------
Engineered Precision Components                    $    6,108   $    8,992   $   (2,884)

Precision Engineered Technologies (Spindles)            3,153        2,820          333

Precision Large Machining                               1,536        1,838         (302)

Apex Machine Tool Co.                                  14,880       12,200        2,680
                                                   ----------   ----------   ----------

Total                                              $   25,677   $   25,850   $     (173)
                                                   ==========   ==========   ==========

         Sales in the Engineered Precision Components group decreased $2,884,000, or 32.1%, to $6,108,000 in 2003 compared to $8,992,000 in 2002. This division operated under a long-term purchasing agreement with the Company's largest customer until December 31, 2002. The Company and the customer agreed not to renew the long-term purchasing agreement beyond its maturity date of December 31, 2002. However, the Company and the customer agreed that the Company would continue to quote on the customer's requirements.

         Sales for the Apex Machine Tool division increased $2,680,000, or 22.0%, to $14,880,000 in 2003 compared to $12,200,000 in 2002. This increase is due to the increased activity in the later part of the year. We believe that we can generate new customers and increase our market penetration through quick turnaround of orders, value added to our customers and high quality product delivered in a timely manner.

         Sales in the Precision Engineered Technologies group increased $333,000, or 11.8%, to $3,153,000 in 2003 compared to $2,820,000 in 2002. This increase was due to increased sales of repair work to the machine tool industry.

         Sales in the Precision Large Machining group decreased $302,000, or 16.4%, to $1,536,000 in 2003 compared to $1,838,000 in 2002. The decrease in sales was due to the overall decrease in business from the division's major customers due to a continued decline in the commercial jet engine market.

COST OF SALES

         Cost of sales as a percentage of sales decreased in 2003 to 89.4% from 96.1% in 2002. This decrease was due to a write-down of $692,000 incurred in 2002 for certain land, building and equipment held for sale as a result of the Company's restructuring and the subsequent recognition in 2003 of a gain of $177,000 from the reclassification of the land and building to be held and used. Without the write-down, cost of sales as a percentage of sales in 2002 would have been 93.5%. Further, cost of sales decreased as a percentage of sales in 2003 due to the Company's consolidation of its four independent divisions into one operating entity, allowing the Company to reduce overhead, improve operating efficiencies and share resources. The Company incurred costs associated with the consolidation of $112,000 in the fourth quarter of 2002 and $159,000 in the first quarter of 2003 which were included in cost of sales.

SELLING, GENERAL AND ADMINISTRATIVE EXPENSES

         Selling, general and administrative expenses were $2,870,000 in 2003, representing a decrease of $1,091,000, or 27.5%, from the 2002 level of $3,961,000. The decrease was mainly the result of a $666,000 decrease in compensation due to layoffs and severance expense incurred in 2002. Additionally, $382,000 of the decrease was due to reduced professional expenses.

GAIN ON DEBT RESTRUCTURING

         The Company recorded a gain on debt restructuring in 2003 of $7,253,203 which amount represents the difference between the carrying value of the then existing indebtedness to the Company's Former Lender of $9,727,861 (including the total amount of interest that would have been payable over the life of the note) and the total amount of remaining payments to such Former Lender of $2,474,658, including interest and fees incurred under the terms of the refinancing, (see Note D to consolidated financial statements).

OTHER INCOME

         Other income of $147,000 in 2003 consisted primarily of an inventory carrying charge of $103,000 and the gain on sale of equipment of $31,000. Other income of $35,000 in 2002 consisted primarily of a gain on the sale of an asset.

INTEREST EXPENSE

         Interest expense for 2003 decreased $64,000 to $678,000 from $742,000 in 2002. This was primarily due to lower interest rates and lower indebtedness resulting from lower inventory levels throughout the year.

(BENEFIT FROM) PROVISION FOR INCOME TAXES

         Under Internal Revenue Code Section 108, income realized from a discharge of indebtedness or cancellation of debt is excluded from taxable income when a taxpayer is insolvent to the extent of the insolvency. The taxpayer is then required to reduce certain tax attributes including net operating losses, general business credits, minimum tax credits, capital loss carryforwards and asset bases. The Company applied Section 108 to its gain on debt restructuring to the extent of insolvency, resulting in a substantial exclusion from income related to the gain on debt restructuring. Net operating losses were then applied to that portion of the gain that exceeded the exclusion from income provided under Section 108.

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

         Sales in the Engineered Precision Components group decreased $8,851,000, or 49.6%, to $8,992,000 in 2002 compared to $17,843,000 in 2001.
This division operated under a long-term purchasing agreement with the Company's largest customer until December 31, 2002. The Company and the customer agreed not to renew the long-term purchasing agreement beyond its maturity date of December 31, 2002. However, the Company and the customer agreed that the Company would continue to quote on the customer's requirements.

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

COST OF SALES

         Cost of sales as a percentage of sales increased in 2002 to 96.1% from 81.1% in 2001. This increase was caused by lower sales levels to cover fixed manufacturing costs. In addition, a rapid and dramatic decline in the ground-based turbine and jet engine markets caused severe schedule shifting, delays of orders, cancellation of orders and smaller production quantities, all of which negatively impacted productivity and gross margins in the Engineered Precision Components and Precision Large Machining areas in 2002. Additionally, a write-down of $692,000 was recorded in 2002 for certain land, buildings and equipment to be held for sale as a result of the Company's restructuring and $112,000 was recorded for plant consolidation expense.

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

GAIN ON DEBT RESTRUCTURING

         The Company recorded a gain on debt restructuring in 2001 of $4.2 million, which represents the difference between the carrying value of the then existing debt to the Company's Former Lender of $13,686,581 (including accrued interest payable and deferred financing fees) and the total amount of remaining payments to such Former Lender of $9,462,347, including interest, under the terms of the refinancing, (see Note D to consolidated financial statements).

OTHER INCOME

         Other income of $35,000 in 2002 consisted primarily of a gain on the sale of an asset. Other income of $98,000 in 2001 consisted primarily of a recovery of an investment written off in 2000.

INTEREST EXPENSE

         Interest expense for 2002 decreased $398,000 to $742,000 from $1,140,000 in 2001. This was primarily due to lower indebtedness resulting from lower accounts receivable and inventory levels throughout the year, partially offset by the Company's primary lender charging default interest rates beginning in June 2002.

(BENEFIT FROM) PROVISION FOR INCOME TAXES

         The benefit for income taxes relating to 2002 primarily represents the refund of a portion of the alternative minimum taxes paid in 2001. The provision for 2001 primarily represents alternative minimum taxes paid during 2001 as a result of the gain on debt restructuring. No benefit has been recorded for net operating losses in 2002 since the Company provided a valuation allowance to reserve against deferred tax assets, due to uncertainty of realization.

CUMULATIVE EFFECT OF ADOPTION OF SFAS 142

         As of June 30, 2002, the Company determined that it had failed the step one test under SFAS No. 142. During the quarter ended September 28, 2002, the Company completed the testing of the goodwill balance as of December 30, 2001. The test indicated that the goodwill, which related entirely to the Apex Machine Tool acquisition in 1998, was impaired. The impairment is a result of the decline in the fair market value of Apex since the acquisition date primarily due to a reduction in Apex's sales volumes. The impairment loss was computed using the estimated fair market value of Apex as of such date. The Company recorded the impairment charge of $10,381,077 as a cumulative effect of a change in accounting principle, as of December 30, 2001, and restated the Company's first quarter of 2002 results (see Note J to the consolidated financial statements). No tax benefit was recorded due to uncertainty of realization of the related deferred tax asset.

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

Revolving Line of Credit and Long-Term Debt

Long-term debt consisted of the following as of January 3, 2004 and December 28, 2002:

                                                                 2003                 2002
                                                             ------------         ------------
Term loans payable to primary lender                         $  2,345,605         $  4,068,451

Note payable                                                      682,080                    -

Notes payable to former lender (1)                              1,000,000            9,462,347

Mortgage loan to bank                                           1,901,043            1,941,572

Note payable to former shareholders of Apex Machine
  Tool Company, Inc.                                            1,659,638            1,659,638

Equipment notes payable                                            16,467               33,662

Capital lease obligations                                         320,499              235,468

                                                             ------------         ------------
                                                                7,925,332           17,401,138
Less - current portion of long-term debt                  (3)   2,254,142      (2)   2,250,091
                                                             ------------         ------------
                                                             $  5,671,190         $ 15,151,047
                                                             ============         ============

(1) The 2002 amount was refinanced in April 2003 which resulted in a gain of $7.3 million as discussed below.

(2) After consideration of the April 2003 refinancing.

(3) After consideration of the March 2004 refinancing.

         On September 29, 2000, the Company refinanced certain of its loan facilities with its Former Lender with financing from a new lender (primary lender). The new credit facility includes a revolving credit line in an amount up to $8,000,000, and term loans of $7,364,000. The revolving credit line is limited to an amount determined by a formula based on percentages of the Company's receivables and inventory. As of January 3, 2004, $2,550,832 was outstanding on the revolver and $650,000 was available for additional borrowings on the revolver with the new lender. The term loans are payable in monthly principal payments of $122,734 plus accrued interest with a balloon payment due upon expiration of the facility on September 29, 2003 (amended to January 3, 2005). Interest rates are based on the index rate (30 day dealer placed commercial paper) plus 3.75% (4.81% at January 3, 2004) for the revolving credit line and the index rate plus 4% (5.06% at January 3, 2004) for the term loans. The primary lender has a first security interest in accounts receivable, inventory, equipment and other assets.

         On April 3, 2003, the Former Lender canceled the Note to Former Lender in the amount of $9,728,000 including principal, interest and late fees in exchange for (i) a new promissory note in the principal amount of $1,325,000 and
(ii) a new promissory note in the amount of $1,000,000 (collectively, the "New Notes"). The transaction resulted in the forgiveness of indebtedness and accrued interest and fees and has been accounted for as a troubled debt restructuring. The Company recorded a gain in the second quarter of 2003 of $7,253,203 representing the difference between the carrying value of the Note to Former Lender of $9,727,861, including accrued interest and fees, and the payments due under the new notes of $2,474,658, including interest and fees. The $1.325 million note payable bears interest at 7% per annum and is payable in 18 monthly installments of $73,611. The $1 million note is non-interest bearing and will be paid only upon the occurrence of certain events on or before March 31, 2005, including a change of control, sale of the Company or liquidation. The $1 million note will reduce to $750,000 and $0 on April 1, 2004 and April 1, 2005, respectively, if none of such events have occurred or been initiated as of that date.

         Additionally, in April 2003 the Company entered into an amended agreement with its primary lender regarding the Company's revolving credit facility and term loans. Under the terms of the amended agreement, the maturity date of the revolver was changed to January 3, 2005, the term loans were extended to January 3, 2005, covenant violations for 2002 and the first quarter of 2003 were waived and financial covenant requirements were revised commencing in the second quarter of 2003 (collectively, with the troubled debt restructuring above, the "April 2003 Refinancing"). The classification of long-term debt has been determined in the accompanying December 28, 2002 consolidated balance sheet based on the repayment terms after consideration of the April 2003 Refinancing.

         On January 15, 2004, the Company's primary lender again amended the Company's revolving credit facility and term loans. Under the terms of the amended agreement, the lender increased the availability on the Company's revolving line of credit by $400,000 and the financial covenant requirements were revised commencing in the first quarter of 2004. The Company was not in compliance with one of its financial covenants for the fourth quarter of 2003. The primary lender subsequently waived this event of default.

         The Company has a mortgage loan, which is secured by a mortgage on the Company's real property located on New Britain Avenue in Farmington Connecticut, and is due in 240 monthly installments of $18,578 including interest at 9.45%. The payment will be adjusted by the bank every 5 years commencing on March 1, 2006 to reflect interest at the Five Year Federal Home Loan Bank "Classic Credit Rate" plus 2.75%. This loan was amended in October 2003 to provide for payments of $16,423 including interest at 7.5% through February 28, 2006.

         The note payable to the former shareholders of Apex Machine Tool Company Inc. was amended on January 18, 2003 to provide for monthly payments of interest only through December of 2003 and to extend the note's maturity date from January 2, 2003 to January 5, 2004. The note was further amended to extend the note's maturity date to April 5, 2004.

         On March 5, 2004, a local bank refinanced the note payable to the former shareholders of Apex Machine Tool Company Inc, paying that note in full (the "March 2004 Refinancing"). The new mortgage loan, which is secured by a mortgage on the Company's real property located at Spring Lane in Farmington Connecticut, is due in 120 monthly installments of $12,452 including interest at 6.49% with a balloon payment due on April 1, 2014. The monthly payment will be adjusted by the bank every 5 years to reflect interest at the FHLBB Amortizing Advance Rate plus 2.75%. The classification of long-term debt has been determined in the accompanying January 3, 2004 consolidated balance sheet based on the repayment terms after consideration of the March 2004 Refinancing.

CASH FLOW

         The following is selected cash flow data from the Consolidated Statements of Cash Flows (in thousands):

                                 2003          2002          2001
                                 ----          ----          ----
Net cash provided by
  operating activities......  $      760    $    3,187    $    3,211
Net cash used in
  investing activities......        (119)         (204)         (296)
Net cash used in
  financing activities......        (755)       (2,952)       (2,985)

2003

         Net cash provided by operating activities resulted primarily from the receipt of refundable income taxes and the reduction in inventory partially offset by cash operating losses.

         Net cash used in investing activities consisted primarily of expenditures for machinery partially offset by proceeds for the sale of machinery and equipment. Estimated capital expenditures for 2004 are approximately $750,000.

         Net cash used in financing activities resulted primarily from the repayment of bank debt, net of borrowings on the revolving credit line.

         As of January 3, 2004, $650,000 was available for additional borrowings on the revolving credit loan.

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

PENSION

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

         Pension expense for the plan was $259,976 and $146,476 for the years ended January 3, 2004 and December 28, 2002, respectively, and is calculated based upon a number of actuarial assumptions, including an expected long-term rate of return on our plan assets of 7.0% for each year. In developing our expected long-term rate of return assumption, we evaluated input from our actuaries. We anticipate that our investment managers will continue to generate long-term returns of at least 7.0%. We regularly review our asset allocation and periodically rebalance our investments when considered appropriate. For the year ended January 3, 2004, we realized a return of over 7%. We continue to believe that 7.0% is a reasonable long-term rate of return on our plan assets. We will continue to evaluate our actuarial assumptions, including our expected rate of return, at least annually, and will adjust as necessary.

         The discount rate that we utilize for determining future pension obligations is based on a review of long-term bonds that receive one of the two highest ratings given by a recognized rating agency. The discount rate determined on this basis was 6.50% at December 28, 2002 and at January 3, 2004. Based on an expected rate of return on our plan assets of 7.0%, a discount rate of 6.5% and various other assumptions, we estimate that our pension expense for the plan will approximate $213,000, $192,000 and $171,000 in 2004, 2005 and
2006, respectively. Future actual pension expense will depend on future investment performance, changes in future discount rates and various other factors related to the populations participating in our plan.

         Lowering the expected long-term rate of return on our plan assets by ..5% (from 7.0% to 6.5%) would have increased our pension expense for 2003 by approximately $20,000. Lowering the discount rate and the salary increase assumptions by 0.5% would have increased our pension expense for 2003 by approximately $16,000.

         The value of our plan assets has increased from $4.0 million at December 28, 2002 to $4.4 million at January 3, 2004. Further, the investment performance returns exceeded 7% and the Company realized an actuarial gain of $117,000 for the year ended January 3, 2004, resulting in a decrease in the unfunded status of our plan, from $1.8 million at December 28, 2002 to $1.3 million at January 3, 2004. We believe that, based on our actuarial assumptions, we will be required to continue to make cash contributions to our plan.

         During 2003, the Company contributed $0.3 million to the plan, which was the minimum required for the 2003 plan year. During 2004, the Company expects to contribute $0.3 million to the plan which is the minimum required for the 2004 plan year. In the absence of significant changes, it is estimated that the minimum required contribution for the 2005 plan year will be approximately $0.3 million.

INVENTORY

         In April 2002, EDAC's largest customer told EDAC to stop work on a significant portion of EDAC's inventory due to the customer's reduced requirements. During the quarter ended December 28, 2002, EDAC reached an agreement with the customer to receive an advance for terminated contracts. A majority of the amount received as of December 28, 2002 had not been recognized as revenue since the terminated contracts were still subject to approval by the customer at that time. During the subsequent six month period ended June 28, 2003, the Company received the remaining advances due under the agreement. Additionally, during the year ended January 3, 2004, the terminated contracts were approved by the customer and all of the remaining advances were recognized as revenue.

SUMMARY

         The Company believes the successful restructuring of our balance sheet, together with the consolidation of our four operating divisions, has allowed the Company to be in a better position to compete and grow our business as the machine tool and aerospace industries have started to rebound. The Company believes that its credit facilities and cash to be provided by operations will be adequate to meet the Company's needs for 2004.

CONTRACTUAL OBLIGATIONS AND COMMERCIAL COMMITMENTS

         The following represents the contractual obligations and commercial commitments of the Company as of January 3, 2004 (in thousands):

                                                     Payments Due by Period
                                                     ----------------------
                                              Less than       1-3          3-5       More than
                                   Total        1 Year       Years        Years       5 years
                                 --------------------------------------------------------------
Contractual Obligations

Long-Term Debt, including
  current portion                $    7,925   $    2,254   $    1,358   $      314   $    3,999
Revolving Line of Credit              2,551        2,551
Operating Leases                         44           11           11            8           14
                                 --------------------------------------------------------------
Total                            $   10,520   $    4,816   $    1,369   $      322   $    4,013
                                 ==============================================================

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

Inventories- Inventories are stated at the lower of cost (first-in, first-out method) or market. Provisions for slow moving and obsolete inventory are provided based on historical experience and product demand.

Long-Lived Assets - Property, plant and equipment are carried at cost less accumulated depreciation. The appropriateness and the recoverability of the carrying value of such assets are periodically reviewed taking into consideration current and expected business conditions.

The Company's significant accounting policies are more fully described in Note A to the Company's Consolidated Financial Statements.

QUANTITATIVE AND QUALITATIVE DISCLOSURES ABOUT MARKET RISK

As described below, interest rate risk is the primary source of financial market risk to the Company related to its notes payable and long-term debt.

QUALITATIVE:

Interest Rate Risk: Changes in interest rates can potentially impact the Company's profitability and its ability to realize assets and satisfy liabilities. Interest rate risk is present primarily in the Company's borrowings, which have variable interest rates. The following amounts are after consideration of the Company's 2004 refinancing.

QUANTITATIVE:

                                                   Maturing less             Maturing greater
                                                   than one year              than one year
                                                   -------------              -------------
Revolving line of credit and Long-term debt
         Amount                                     $4,804,974                  $5,671,190
         Weighted average interest rate                    5.3%                        6.7%

NEW ACCOUNTING STANDARDS

         The Financial Accounting Standards Board issued Statements of Financial Accounting Standards (SFAS) Nos. 146, "Accounting for Costs Associated with Exit or Disposal Activities", 149, "Amendment of Statement 133 on Derivative Instruments and Hedging Activities", and 150, "Accounting for Certain Financial Instruments with Characteristics of Both Liabilities and Equity". The FASB also issued Interpretations 45 "Guarantor's Accounting and Disclosure Requirements for Guarantees, Including Indirect Guarantees of Indebtedness of Others" and 46 "Consolidation of Variable Interest Entities". The Company is not impacted by these Statements and Interpretations and does not expect their implementation to have a material impact on the Company's consolidated financial statements.

         In April 2002, the FASB issued SFAS No. 145, "Rescission of FASB Statements No. 4, 44, and 64, Amendment of FASB Statement No. 13, and Technical Corrections". SFAS No. 145 rescinds SFAS No. 4,

"Reporting Gains and Losses from Extinguishment of Debt", and an amendment of that statement, SFAS No. 64, "Extinguishment of Debt Made to Satisfy Sinking-Fund Requirements". SFAS No. 145 also rescinds SFAS No. 44, "Accounting for Intangible Assets of Motor Carriers". SFAS No. 145 amends SFAS No. 13, "Accounting for Leases", to eliminate an inconsistency between the required accounting for sale-leaseback transactions and the required accounting for certain lease modifications that have economic effects that are similar to sale-leaseback transactions. SFAS No. 145 also amends other existing authoritative pronouncements to make various technical corrections, clarify meanings, or describe their applicability under changed conditions. The adoption of SFAS No. 145 resulted in the reclassification by the Company of the 2001 extraordinary gain, of $2,822,234 (net of tax of $1,402,000) to $4,224,234 of non-operating income. Additionally, in accordance with SFAS No. 145, the gain on debt restructuring in 2003 of $7,253,203 has been classified as non-operating income.

         In December 2003, the FASB issued SFAS No. 132 (revised 2003), "Employers' Disclosures about Pensions and Other Postretirement Benefits an amendment of FASB Statements No. 87, 88, and 106" which requires additional disclosures about the assets, obligations, cash flows and net periodic pension cost of defined benefit pension plans and other defined postretirement benefit plans. The Company adopted the disclosure requirements under SFAS No. 132 (revised 2003) for the fiscal year ended January 3, 2004.

Certain factors that may affect future results of operations

         All statements other than historical statements contained in this annual report constitute "forward-looking statements" within the meaning of the Private Securities Litigation Reform Act of 1995. Without limitation, these forward looking statements include statements regarding the Company's business strategy and plans, statements about the adequacy of the Company's working capital and other financial resources, statements about the Company's bank agreements, statements about the Company's backlog, statements about the Company's action to improve operating performance, and other statements herein that are not of a historical nature. These forward-looking statements rely on a number of assumptions concerning future events and are subject to a number of uncertainties and other factors, many of which are outside of the Company's control, that could cause actual results to differ materially from such statements. These include, but are not limited to, factors which could affect demand for the Company's products and services such as general economic conditions and economic conditions in the aerospace industry and the other industries in which the Company competes; competition from the Company's competitors; the Company's ability to effectively use business-to-business tools on the Internet to improve operating results; the adequacy of the Company's revolving credit facility and other sources of capital; and other factors discussed in the Company's annual report on Form 10-K for the year ended January 3, 2004. The Company disclaims any intention or obligation to update or revise any forward-looking statements, whether as a result of new information, future events or otherwise.

EDAC TECHNOLOGIES CORPORATION
CONSOLIDATED BALANCE SHEETS
As of January 3, 2004 and December 28, 2002

                                                  January 3,   December 28,
                                                    2004            2002
                                                 -----------   ------------
ASSETS
CURRENT ASSETS:
    Cash                                         $    94,151   $    207,501
    Accounts receivable (net of allowance
       for doubtful accounts of $234,000
       as of January 3, 2004 and $273,000
       as of December 28, 2002)                    3,154,498      2,891,449
    Inventories, net                               4,611,253      5,427,936
    Prepaid expenses and other current assets         60,424         74,891
    Refundable income taxes                                -        641,193
    Land, building and equipment held for sale             -      1,545,000
                                                 -----------   ------------
                        Total current assets       7,920,326     10,787,970
                                                 -----------   ------------
PROPERTY, PLANT AND EQUIPMENT, at cost:
    Land                                             632,821        394,821
    Buildings                                      6,280,988      4,717,306
    Machinery and equipment                       18,571,819     18,695,413
                                                 -----------    -----------
                                                  25,485,628     23,807,540
    Less: accumulated depreciation                15,542,501     14,132,933
                                                 -----------   ------------
                                                   9,943,127      9,674,607
                                                 -----------   ------------
OTHER ASSETS:
    Deferred income taxes                            258,608        112,623
    Other                                             43,751         10,000
                                                 -----------   ------------
TOTAL ASSETS                                     $18,165,812   $ 20,585,200
                                                 ===========   ============

See notes to consolidated financial statements.

EDAC TECHNOLOGIES CORPORATION
CONSOLIDATED BALANCE SHEETS  (CONTINUED)
As of January 3, 2004 and December 28, 2002

                                                        January 3,     December 28,
                                                          2004             2002
                                                       ------------    ------------
LIABILITIES AND SHAREHOLDERS' EQUITY (DEFICIT)

CURRENT LIABILITIES:
    Revolving line of credit                           $  2,550,832    $    668,820
    Current portion of long-term debt                     2,254,142       2,250,091
    Trade accounts payable                                2,098,415       2,287,047
    Employee compensation and amounts withheld              972,630       1,151,062
    Accrued expenses                                        412,201         823,140
    Customer advances                                        77,138         930,536
    Deferred income taxes                                   258,959         112,974
                                                       ------------    ------------
                   Total current liabilities              8,624,317       8,223,670
                                                       ------------    ------------
LONG-TERM DEBT, less current portion                      5,671,190      15,151,047
                                                       ------------    ------------
OTHER LONG-TERM LIABILITIES                               1,125,063       1,611,875
                                                       ------------    ------------
COMMITMENTS AND CONTINGENCIES (NOTES D and H)

SHAREHOLDERS' EQUITY (DEFICIT):
    Common stock, par value $.0025 per
       share; 10,000,000 shares authorized;
       issued and outstanding-- 4,444,438  in 2003
        and 4,416,038 in 2002                                11,111          11,040
    Additional paid-in capital                            9,377,508       9,358,379
    Accumulated deficit                                  (5,144,009)    (11,722,797)
                                                       ------------    ------------
                                                          4,244,610      (2,353,378)
    Less: accumulated other comprehensive loss            1,499,203       2,048,014
               Treasury stock, 235 shares                       165               -
                                                       ------------    ------------
                Total shareholders' equity (deficit)      2,745,242      (4,401,392)
                                                       ------------    ------------
TOTAL LIABILITIES AND
    SHAREHOLDERS' EQUITY (DEFICIT)                     $ 18,165,812    $ 20,585,200
                                                       ============    ============

See notes to consolidated financial statements.

EDAC TECHNOLOGIES CORPORATION CONSOLIDATED STATEMENTS OF OPERATIONS For the Fiscal Years Ended January 3, 2004,
  December 28, 2002 and December 29, 2001

                                                                         FICAL YEAR
                                                        --------------------------------------------
                                                            2003           2002            2001
                                                        ------------    ------------    ------------
Sales                                                   $ 25,677,087    $ 25,850,167    $ 44,910,983

Cost of Sales                                             22,950,242      24,850,653      36,418,480
                                                        ------------    ------------    ------------

    Gross Profit                                           2,726,845         999,514       8,492,503

Selling, General and Administrative Expenses               2,869,897       3,961,473       4,783,690
                                                        ------------    ------------    ------------

    (Loss) Income From Operations                           (143,052)     (2,961,959)      3,708,813

Non-Operating Income (Expense):
    Gain on Debt Restructuring                             7,253,203               -       4,224,234
    Other                                                    147,126          35,446          97,971
    Interest Expense                                        (678,489)       (742,112)     (1,139,709)
                                                        ------------    ------------    ------------
    Income (Loss) Before Income Taxes and Cumulative       6,578,788      (3,668,625)      6,891,309
      Effect of Change in Accounting Principle

(Benefit from) Provision for Income Taxes                          -        (642,791)      1,478,454
                                                        ------------    ------------    ------------

Income (Loss) before Cumulative Effect of Change in        6,578,788      (3,025,834)      5,412,855
   Accounting Principle

Cumulative Effect of Adoption of SFAS No. 142                      -     (10,381,077)              -
                                                        ------------   -------------    ------------
    Net Income (Loss)                                   $  6,578,788   $ (13,406,911)   $  5,412,855
                                                        ============   =============    ============
Basic Per Common Share Data:
  Income (loss) before cumulative effect of change in
      accounting principle                              $       1.49   $       (0.69)   $       1.25
  Cumulative effect of adoption of SFAS No. 142                    -           (2.35)              -
                                                        ------------   -------------    ------------
  Net income (loss)                                     $       1.49   $       (3.04)   $       1.25
                                                        ============   =============    ============
Diluted Per Common Share Data:
  Income (loss) before cumulative effect of change in
      accounting principle                              $       1.46   $       (0.69)   $       1.18
  Cumulative effect of adoption of SFAS No. 142                    -           (2.35)              -
                                                        ------------   -------------    ------------
  Net income (loss)                                     $       1.46   $       (3.04)   $       1.18
                                                        ============   =============    ============

See notes to consolidated financial statements.

EDAC TECHNOLOGIES CORPORATION
CONSOLIDATED STATEMENTS OF CHANGES IN SHAREHOLDERS' EQUITY (DEFICIT)
   AND COMPREHENSIVE INCOME (LOSS)
For the Fiscal Years Ended January 3, 2004,
  December 28, 2002 and December 29, 2001

                                                     Additional                  Accumulated other
                                        Common        Paid-in     Accumulated      Comprehensive    Treasury
                                         Stock        Capital       Deficit         (Loss)income     Stock        Total
                                      ------------  ------------  ------------   -----------------  --------   ------------
Balances at December 30, 2000         $     10,673  $  9,153,941  $ (3,728,741)   $              -  $      -   $  5,435,873

Comprehensive income:
  Net income                                     -             -     5,412,855                   -         -      5,412,855
  Minimum pension liability,
    net of tax benefit of $517,650               -             -             -            (962,985)        -       (962,985)
                                                                                                               ------------
Total comprehensive income                                                                                        4,449,870
                                                                                                               ------------
Stock options issued to non-employee             -        12,900             -                   -         -         12,900
Exercise of stock options including
    income tax benefit                         192        73,454             -                   -         -         73,646
                                      ------------  ------------  ------------   -----------------  --------   ------------
Balances at December 29, 2001               10,865     9,240,295     1,684,114            (962,985)        -      9,972,289

Comprehensive loss:
  Net loss                                       -             -   (13,406,911)                  -         -    (13,406,911)
  Minimum pension liability,
    net of $0 tax benefit                        -             -             -          (1,085,029)        -     (1,085,029)
                                                                                                               ------------
Total comprehensive loss                                                                                        (14,491,940)
                                                                                                               ------------
Stock option modification                        -        13,884             -                   -         -         13,884
Exercise of stock options                      175       104,200             -                   -         -        104,375
                                      ------------  ------------  ------------   -----------------  --------   ------------
Balances at December 28, 2002               11,040     9,358,379   (11,722,797)         (2,048,014)        -     (4,401,392)

Comprehensive income:
  Net income                                     -             -     6,578,788                   -         -      6,578,788
  Minimum pension liability,
    net of $0 tax provision                      -             -             -             548,811         -        548,811
                                                                                                               ------------
Total comprehensive income                                                                                        7,127,599
                                                                                                               ------------

Stock option modification                        -         5,000             -                   -         -          5,000
Exercise of stock options                       71        14,129             -                   -         -         14,200
Treasury stock                                   -             -             -                   -      (165)          (165)
                                      ------------  ------------  ------------   -----------------  --------   ------------
Balances at January 3, 2004           $     11,111  $  9,377,508  $ (5,144,009)  $      (1,499,203) $   (165)  $  2,745,242
                                      ============  ============  ============   =================  ========   ============

See notes to consolidated financial statements.

EDAC TECHNOLOGIES CORPORATION CONSOLIDATED STATEMENTS OF CASH FLOWS For the Fiscal Years Ended January 3, 2004,
  December 28, 2002 and December 29, 2001

                                                                                  FISCAL YEAR
                                                                      2003          2002            2001
                                                                  -----------    ------------    -----------
Operating Activities:
    Net income (loss)                                             $ 6,578,788    ($13,406,911)   $ 5,412,855
    Adjustments to reconcile net income (loss)
        to net cash provided by operating activities:
       Cumulative effect of adoption of SFAS No. 142                        -      10,381,077              -
       Gain on debt restructuring                                  (7,253,203)              -     (4,224,234)
       Depreciation and amortization                                1,814,513       1,990,913      2,304,725
       Write-(up)/down of land, building and equipment               (177,000)        692,088              -
       Deferred income taxes                                                -               -       (517,000)
       (Gain) on sale of property, plant and equipment                (38,008)        (41,025)       (22,780)
       Stock option grants and modifications                            5,000          13,884         12,900
       Change in inventory reserve                                    (66,705)       (267,788)       (20,763)
    Changes in operating assets and liabilities:
       Accounts receivable                                           (263,049)      2,188,657        904,733
       Refundable income taxes                                        641,193        (423,590)      (217,603)
       Inventories                                                    883,388       1,517,109        351,170
       Prepaid expenses and other current assets                       14,467          14,178      1,049,599
      Trade accounts payable                                         (188,632)        546,137     (1,017,159)
      Other current liabilities and other long-term liabilities    (1,190,421)        (17,633)      (805,384)
                                                                  -----------    ------------    -----------
         Net cash provided by operating activities                    760,331       3,187,096      3,211,059
                                                                  -----------    ------------    -----------
Investing Activities:
    Additions to property, plant and equipment                       (259,927)       (257,656)      (332,515)
    Proceeds from sales of property, plant and equipment              141,189          53,400         36,475
                                                                  -----------    ------------    -----------
         Net cash (used in) investing activities                     (118,738)       (204,256)      (296,040)
                                                                  -----------    ------------    -----------
Financing Activities:
    Increase (decrease) in revolving line of credit                 1,882,012      (1,286,318)    (3,288,355)
    Repayments of long-term debt                                   (2,582,090)     (1,793,918)    (1,821,028)
    Borrowings on long-term debt                                            -          24,277      2,106,290
    Deferred loan fees                                                (69,065)              -        (60,939)
    Proceeds from exercise of common stock options                     14,200         104,375         78,547
                                                                  -----------    ------------    -----------

         Net cash used in financing activities                       (754,943)     (2,951,584)    (2,985,485)
                                                                  -----------    ------------    -----------

(Decrease) increase in cash                                          (113,350)         31,256        (70,466)

Cash at beginning of year                                             207,501         176,245        246,711
                                                                  -----------    ------------    -----------

Cash at end of year                                               $    94,151    $    207,501    $   176,245
                                                                  ===========    ============    ===========
Supplemental Disclosure of
    Cash Flow Information:
        Interest paid                                             $   704,800    $    731,410    $ 1,203,549
        Income taxes paid (refunded)                                 (697,068)              -      1,200,472
    Non-Cash Transaction:

        Capital lease obligation                                      168,973               -        255,000

See notes to consolidated financial statements.

EDAC TECHNOLOGIES CORPORATION
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
For the Years Ended January 3, 2004, December 28, 2002 and December 29, 2001

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

In October 2002, the Company adopted a consolidation (restructuring) plan. Under the plan, the Company consolidated its four independent divisions into one operating entity, allowing the Company to reduce overhead, improve operating efficiencies and share resources. The consolidation resulted in the physical relocation of 130 people and the related equipment without suspending operations. The consolidation commenced in the fourth quarter of 2002 and was completed in the first quarter of 2003. The Company incurred costs of $112,000 in the fourth quarter of 2002 and $159,000 in the first quarter of 2003 associated with the restructuring. Additionally, as a part of the restructuring, the Company recorded a write-down of $692,000 in 2002 associated with certain land, building and equipment that it was determined would be marketed for sale. All such restructuring costs are included in cost of sales in the accompanying consolidated statements of operations.

SIGNIFICANT ACCOUNTING POLICIES

Principles of Consolidation: All significant intercompany transactions and balances have been eliminated in the consolidated financial statements.

Fiscal Year: The Company's fiscal year is a 52 or 53-week period ending on the Saturday closest to December 31. Fiscal 2003 was a 53-week year that ended on January 3, 2004. Fiscal years 2002 and 2001 were 52-week years that ended on December 28, 2002 and December 29, 2001, respectively.

Estimates: The preparation of financial statements in conformity with accounting principles generally accepted in the United States of America requires management to make estimates and assumptions that affect certain of the amounts and disclosures reflected in the consolidated financial statements. Actual results could differ from those estimates.

Cash and Cash Equivalents: For the purpose of the statement of cash flows, the Company defines cash equivalents as highly liquid instruments with an original maturity of three months or less. The Company had no cash equivalents at January 3, 2004 and December 28, 2002.

Revenue Recognition: Sales are generally recorded when goods are shipped to the Company's customers. The Company defers revenue recognition on certain product shipments until customer acceptance, including inspection and installation requirements, as defined, are achieved.

Inventories: Inventories are stated at the lower of cost (first-in, first-out method) or market. As of January 3, 2004 and December 28, 2002, inventories consist of the following:

                            2003           2002
                        -----------    -----------
Raw materials           $   673,774    $   676,107
Work-in-progress          2,494,102      3,675,325
Finished goods            2,143,066      1,842,898
                        -----------    -----------
                          5,310,942      6,194,330
Less: reserve for
  excess and obsolete      (699,689)      (766,394)
                        -----------    -----------
  Inventories, net      $ 4,611,253    $ 5,427,936
                        ===========    ===========

In April 2002, EDAC's largest customer told EDAC to stop work on a significant portion of EDAC's inventory due to the customer's reduced requirements. During the quarter ended December 28, 2002, EDAC reached an agreement with the customer to receive an advance for terminated contracts. A majority of the amount received as of December 28,

2002 had not been recognized as revenue since the terminated contracts were still subject to approval by the customer at that time. During the subsequent six month period ended June 28, 2003, the Company received the remaining advances due under the agreement. Additionally, during the twelve month period ended January 3, 2004, the terminated contracts were approved by the customer and all of the remaining advances were recognized as revenue.

Long-Lived Assets: Property, plant and equipment are stated at cost. Provisions for depreciation and amortization for financial reporting purposes, are computed using the straight-line method over 3 to 12 years for machinery and equipment and 25 years for buildings.

The Company reviews its investments in long-lived assets for impairment whenever events or changes in circumstances indicate that the carrying amount of an asset may not be recoverable. The Company recognizes impairment when the carrying amount of the asset exceeds its estimated fair value. During 2002, as a result of the restructuring, the Company determined that certain land, building and equipment would no longer be utilized and would be marketed for sale. A write-down of these assets of $692,000 was recorded in the fourth quarter of 2002 based on estimated net proceeds to be received. During 2003, the Company engaged a broker to sell the land and building and the equipment was sold via an auction in the second quarter of 2003. During the last half of 2003, the Company determined that it would utilize a portion of the building and lease the remaining portion. Therefore, the land and building have been reclassified as to be held and used, measured at the lower of the carrying amount before the assets were held for sale or the fair value at the date of the decision not to sell. As a result of the decision not to sell, the Company recognized a gain of $177,000 in 2003 based on the amount by which the reversal of the estimated costs to sell exceed the depreciation expense that would have been recognized had the land and building been continually classified as held and used.

Goodwill: In July 2001, the Financial Accounting Standards Board ("FASB") issued Statement of Financial Accounting Standard ("SFAS") No. 142, "Goodwill and Other Intangible Assets." Upon the adoption of SFAS No. 142, goodwill is no longer subject to amortization over its estimated useful life. Instead, SFAS No. 142 requires that goodwill be evaluated at least annually for impairment by applying a fair-value-based test and, if impairment exists, a charge to earnings be recorded. As of June 30, 2002, the Company determined that it had failed step one of the impairment analysis and during the quarter ended September 28, 2002, the Company completed the testing of the goodwill balance as of December 30, 2001. The test indicated that the goodwill, which related entirely to the Apex Machine Tool ("Apex") acquisition in 1998, was impaired. The loss is a result of the decline in the fair market value of Apex since the acquisition date due to a reduction in Apex's sales volume. The impairment loss was computed using the estimated fair market value of Apex as of such date. The Company recorded the impairment charge of $10,381,077 as a cumulative effect of a change in accounting principle, as of December 30, 2001, and restated the Company's first quarter of 2002 results (see Note J). No tax benefit was recorded due to uncertainty of realization of the related deferred tax asset.

Income Taxes: The Company accounts for income taxes under SFAS No. 109 "Accounting for Income Taxes." Under SFAS No. 109, deferred tax assets or liabilities are computed based on the difference between the financial statement and income tax bases of assets and liabilities using the enacted marginal tax rate. Deferred income tax expenses or benefits are based on the changes in the deferred tax assets and liabilities from period to period.

Earnings (Loss) Per Share: Basic earnings (loss) per common share is based on the average number of common shares outstanding during the year. Diluted earnings (loss) per common share assumes, in addition to the above, a dilutive effect of common share equivalents during the year. Common share equivalents represent dilutive stock options using the treasury method, which results in the issuance of common shares in an amount less than the options exercised. The number of shares used in the earnings per common share computation for fiscal 2003, 2002, and 2001, are as follows:

                                                 2003         2002        2001
                                               ---------   ---------   ---------
Basic:
  Weighted average common shares outstanding   4,425,309   4,408,538   4,334,969

Diluted:
  Dilutive effect of stock options                76,742           -     243,071
                                               ---------   ---------   ---------
  Weighted average shares diluted              4,502,051   4,408,538   4,578,040
                                               =========   =========   =========
   Options excluded since anti - dilutive        317,500     644,200           -
                                               =========   =========   =========

Comprehensive Income (Loss): Comprehensive income (loss), which is reported on the accompanying consolidated statement of changes in shareholders' equity (deficit) and comprehensive income (loss) as a component of accumulated other comprehensive income (loss), consists of net income (loss) and other gains and losses affecting shareholders' equity that, under accounting principles generally accepted in the United States of America, are excluded from net income
(loss). For the Company, comprehensive income (loss) consists of gains and losses related to the Company's minimum pension liability.

Stock options: The Company accounts for stock-based compensation for employees in accordance with Accounting Principles Board Opinion No. 25 ("APB No. 25") and the related interpretations. Under APB No. 25, no stock based employee compensation cost is reflected in net income (loss), as all options granted to employees have been granted at no less than fair market value on the date of grant. Stock-based compensation for non-employees is accounted for in accordance with EITF 96-18.

The Company has computed the pro forma disclosures required under SFAS No. 123 for options granted in fiscal 2003, 2002 and 2001 using the Black-Scholes option pricing model prescribed by SFAS No. 123. The weighted average assumptions used are as follows:

                              2003             2002              2001
                          -------------    -------------    -------------
Risk free interest rate        2.10%       2.94 -- 3.29%        4.09%
Expected dividend yield        None                None         None
Expected lives              3 years             3 years      3 years
Expected volatility             119%                159%         100%

Had compensation cost for the Company's employee stock option plans been determined based on the fair value at the grant dates of awards under these plans consistent with the method of SFAS No. 123, the Company's net income
(loss) would have been adjusted to reflect the following pro forma amounts:

                                                  2003            2002              2001
                                             --------------   --------------   --------------
Net income (loss):
    As reported                              $    6,578,778   $  (13,406,911)  $    5,412,855
    Effect of stock-based employee
    compensation expense determined
    under fair valuation method for all
    awards, net of any related tax effects          (29,794)         (71,000)        (142,369)
                                             --------------   --------------   --------------
    Pro forma                                $    6,548,984   $  (13,477,911)  $    5,270,486
                                             ==============   ==============   ==============
Net income (loss) per common share:
  Basic earnings (loss) per share:
         As reported                         $         1.49   $        (3.04)  $         1.25
         Pro forma                                     1.48            (3.06)            1.22
    Diluted earnings (loss) per share:
         As reported                         $         1.46   $        (3.04)  $         1.18
         Pro forma                                     1.45            (3.06)            1.15

New Accounting Standards: The Financial Accounting Standards Board issued Statements of Financial Accounting Standards (SFAS) Nos. 146, "Accounting for Costs Associated with Exit or Disposal Activities", 149, "Amendment of Statement 133 on Derivative Instruments and Hedging Activities", and 150, "Accounting for Certain Financial Instruments with Characteristics of Both Liabilities and Equity". The FASB also issued Interpretations 45 "Guarantor's Accounting and Disclosure Requirements for Guarantees, Including Indirect Guarantees of Indebtedness of Others" and 46 "Consolidation of Variable Interest Entities". The Company is not impacted by these Statements and Interpretations and does not expect their implementation to have a material impact on the Company's consolidated financial statements.

In April 2002, the FASB issued SFAS No. 145, "Rescission of FASB Statements No. 4, 44, and 64, Amendment of FASB Statement No. 13, and Technical Corrections". SFAS No. 145 rescinds SFAS No. 4, "Reporting Gains and Losses from Extinguishment of Debt", and an amendment of that statement, SFAS No. 64, "Extinguishment of Debt Made to Satisfy Sinking-Fund Requirements". SFAS No. 145 also rescinds SFAS No. 44, "Accounting for Intangible Assets of Motor Carriers". SFAS No. 145 amends SFAS No. 13, "Accounting for Leases", to eliminate an inconsistency between the required accounting for sale-leaseback transactions and the required accounting for certain lease modifications that have economic effects that are similar to sale-leaseback transactions. SFAS No. 145 also amends other existing authoritative pronouncements to make various technical corrections, clarify meanings, or describe their applicability under changed conditions. The adoption of SFAS No. 145 resulted in the reclassification by the Company of the 2001 extraordinary gain of $2,822,234 (net of tax of $1,402,000), to $4,224,234 of non-operating income. Additionally, in accordance with SFAS No. 145, the gain on debt restructuring in 2003 of $7,253,203 has been classified as non-operating income.

In December 2002, the FASB issued SFAS No. 148, "Accounting for Stock-Based Compensation -- Transition and Disclosure and Amendment to FASB No. 123", which provides three optional transition methods for entities that decide to voluntarily adopt the fair value recognition principles of SFAS No. 123, "Accounting for Stock Issued to Employees", and modifies the disclosure requirements of that Statement. The Company has not adopted the fair value recognition principles of SFAS No. 123; therefore this Statement has had no effect upon the Company's consolidated financial condition or results of operations. The Company has provided the additional quarterly disclosures required by SFAS No. 148.

In December 2003, the FASB issued SFAS No. 132 (revised 2003), "Employers' Disclosures about Pensions and Other Postretirement Benefits an amendment of FASB Statements No. 87, 88, and 106" which requires additional disclosures about the assets, obligations, cash flows and net periodic pension cost of defined benefit pension plans and other defined postretirement benefit plans. The Company adopted the disclosure requirements under SFAS No. 132 (revised 2003) for the fiscal year ended January 3, 2004.

Reclassifications: Certain reclassifications have been made to the prior year financial statements to conform with the current year presentation.

NOTE B -- FINANCIAL INSTRUMENTS

Concentrations of Credit Risk

The Company's financial instruments that are subject to concentrations of credit risk consist of cash and accounts receivable.

The Company places its cash deposits with a high credit quality financial institution. Bank deposits may at times be in excess of the federal depository insurance limit.

At January 3, 2004, the Company had $820,000, or 27%, of trade receivables due from an aerospace company and $724,000 or 23% due from a consumer products company. For 2003, 2002 and 2001, sales to an aerospace company amounted to 45%, 54% and 50%, respectively, of the Company's sales. For 2003, sales to a consumer products company amounted to 12% of the Company's sales. The Company reviews a customer's credit history before extending credit and typically does not require collateral. The Company establishes an allowance for doubtful accounts based upon factors surrounding the credit risk of specific customers, historical trends and other information. Such losses have been within management's expectations.

Fair Value of Financial Instruments

SFAS No. 107, "Fair Value of Financial Instruments", requires disclosure of the fair value of financial instruments for which the determination of fair value is practicable. SFAS No. 107 defines the fair value of a financial instrument as the amount at which the instrument could be exchanged in a current transaction between willing parties.

The carrying amount of the Company's financial instruments approximates their fair value as outlined below.

Cash, accounts receivable and accounts payable: The carrying amounts approximate their fair value because of the short maturity of those instruments.

Notes payable and long-term debt: The carrying amounts approximate their fair value as the interest rates on the debt approximates the Company's current incremental borrowing rate.

The Company's financial instruments are held for other than trading purposes.

NOTE C -- COMMON STOCK AND STOCK OPTIONS

The Company has issued stock options that are exercisable as of January 3, 2004 from the 1996 Stock Option Plan, the 1998 Employee Stock Option Plan, the 2000 Employee Stock Option Plan and the 2000-B Employee Stock Option Plan. The terms of the options and vesting requirements shall be for such period as the Compensation Committee designates. The option price is not less than the fair market value of the shares on the date of the grant.

A summary of the status of the Company's stock option plans as of January 3, 2004, December 28, 2002 and December 29, 2001, and changes during the years then ended is presented below:

                                               2003                          2002                          2001
                                   ---------------------------   ---------------------------   ---------------------------
                                                    WEIGHTED-                    WEIGHTED-                     WEIGHTED-
                                                    AVERAGE                       AVERAGE                       AVERAGE
                                                    EXERCISE                      EXERCISE                      EXERCISE
                                      SHARES         PRICE          SHARES         PRICE          SHARES         PRICE
                                   ------------   ------------   ------------   ------------   ------------   ------------
Outstanding at beginning of year        644,200   $       1.36        868,200   $       2.10        869,157   $       2.41
Granted                                  10,000           1.10        251,500           0.55        278,500           1.49
Exercised                               (28,400)          0.50        (70,000)          1.49        (76,957)          1.02
Expired/Forfeited                       (85,200)          1.74       (405,500)          2.18       (202,500)          3.01
                                   ------------                  ------------                  ------------
Outstanding at end of year              540,600           1.36        644,200           1.36        868,200           2.10
                                   ------------                  ------------                  ------------
Options exercisable at year-end         455,435           1.48        420,700           1.74        579,700           2.48
                                   ------------                  ------------                  ------------
Weighted-average fair
  value of options granted
  during the year                  $       1.04                  $       0.44                  $       0.95
                                   ------------                  ------------                  ------------

The following table summarizes information about stock options outstanding at January 3, 2004:

                           OPTIONS OUTSTANDING                     OPTIONS EXERCISABLE
                 ------------------------------------------   ---------------------------
                                  WEIGHTED-
                    NUMBER         AVERAGE        WEIGHTED-     NUMBER          WEIGHTED-
                 OUTSTANDING     REMAINING         AVERAGE    EXERCISABLE         AVERAGE
EXERCISE PRICE       AT          CONTRACTUAL      EXERCISE        AT             EXERCISE
    RANGE          1/3/04      LIFE (IN YEARS)     PRICE        1/3/04            PRICE
--------------   ------------  ---------------   ---------    ----------        ---------
$0.50 to $1.00     314,100           7.85           0.68        252,099            0.71
$1.01 to $2.00     129,500           7.77           1.31        106,336            1.32
$2.01 to $5.91      97,000           4.18           3.63         97,000            3.63
                   -------                                      -------
$0.50 to $5.91     540,600           6.60           1.36        455,435            1.48
                   =======                                      =======


During 2003, the expiration date for vested stock options previously granted to a former director of the Company was changed to May 20, 2006. In accordance with this modification, the Company recorded a charge of $5,000 in the fourth quarter of 2003.

During 2002, the expiration date for vested stock options previously granted to the Company's former President and Chief Executive Officer was extended to March 31, 2003. Additionally, the Company granted options to purchase a total of 39,000 shares to the former Executive Vice President and CFO and to former Directors at exercise prices from $0.45 to $0.51 per share in exchange for existing options to purchase 240,000 shares at exercise prices ranging from $1.00 to $7.73 per share. In accordance with these modifications and grants, the Company recorded charges of approximately $5,500 and $8,400 in the third and fourth quarter of 2002, respectively.

NOTE D -- NOTES PAYABLE AND LONG-TERM DEBT

Long-term debt consists of the following:

                                                                                           2003               2002
                                                                                       ------------       ------------

Term loans payable to primary lender                                                   $  2,345,605       $  4,068,451

Note payable                                                                                682,080                  -

Note payable to former lender ("Note to Former Lender") (1) (2)                           1,000,000          9,462,347

Mortgage loan to bank                                                                     1,901,043          1,941,572

Note payable to former shareholders of Apex Machine
  Tool Company, Inc.                                                                      1,659,638          1,659,638

Equipment notes payable due in 36 monthly principal
  payments of $700 and $674.                                                                 16,467             33,662

Capital lease obligations                                                                   320,499            235,468
                                                                                       ------------       ------------
                                                                                          7,925,332         17,401,138
Less - current portion of long-term debt                                          (4)     2,254,142 (3)      2,250,091
                                                                                       ------------       ------------
                                                                                       $  5,671,190       $ 15,151,047
                                                                                       ============       ============

(1) See below for a discussion of the April 1, 2003 Refinancing.

(2) 2002 amount includes $2,462,347 of estimated interest recorded in accordance with accounting for troubled debt restructurings.

(3) After consideration of the April 2003 Refinancing as discussed below.

(4) After consideration of the March 2004 Refinancing as discussed below.

On September 29, 2000, the Company refinanced certain of its loan facilities with its Former Lender with financing from a new lender (primary lender). The new credit facility includes a revolving credit line in an amount up to $8,000,000, and term loans of $7,364,000. The revolving credit line is limited to an amount determined by a formula based on percentages of the Company's receivables and inventory. As of January 3, 2004, $2,550,832 was outstanding on the revolver and $650,000 was available for additional borrowings on the revolver with the primary lender. The term loans are payable in monthly principal payments of $122,734 plus accrued interest with a balloon payment due upon expiration of the facility on September 29, 2003 (amended to January 3, 2005). Interest rates are based on the index rate (30 day dealer placed commercial paper) plus 3.75% (4.81% at January 3, 2004) for the revolving credit line and the index rate plus 4% (5.06% at January 3, 2004) for the term loans. The primary lender has a first security interest in accounts receivable, inventory, equipment and other assets.

The 2001 refinancing resulted in the forgiveness of certain indebtedness and accrued interest payable to the Former Lender, which was accounted for as a troubled debt restructuring. Accordingly, the Company recorded a gain in the first quarter of 2001 of $4.2 million, which amount represents the difference between the carrying value of the then existing debt to the Former Lender of $13,686,581 (including accrued interest payable and deferred financing fees) and the total amount of remaining payments to the Former Lender of $9,462,347, including interest, under the terms of the refinancing. In accordance with the accounting for troubled debt restructurings, no interest expense was recorded on the $7 million obligation after February 5, 2001, since the actual variable rate did not exceed 9.5%, the interest rate considered in determining the amount of the gain to be recorded.

On April 3, 2003, the Former Lender canceled the Note to Former Lender in the amount of $9,728,000 including principal, interest and late fees in exchange for
(i) a new promissory note in the principal amount of $1,325,000 and (ii) a new promissory note in the amount of $1,000,000 (collectively, the "New Notes"). The transaction resulted in the forgiveness of indebtedness and accrued interest and fees and has been accounted for as a troubled debt restructuring. The Company recorded a gain in the second quarter of 2003 of $7,253,203 representing the difference between the carrying value of the Note to Former Lender of $9,727,861, including accrued interest and fees, and the payments due under the new notes of $2,474,658, including interest and fees. The $1.325 million note payable bears interest at 7% per annum and is payable in 18 monthly installments of $73,611. The $1 million note is non-interest bearing and will be paid only upon the occurrence of certain events on or before March 31, 2005, including a change of control, sale of the Company or liquidation. The $1 million note will reduce to $750,000 and $0 on April 1, 2004 and April 1, 2005, respectively, if none of such events have occurred or been initiated as of that date.

Additionally, in April 2003 the Company entered into an amended agreement with its primary lender regarding the Company's revolving credit facility and term loans. Under the terms of the amended agreement, the maturity date of the revolver was changed to January 3, 2005, the term loans were extended to January 3, 2005, covenant violations for 2002 and the first quarter of 2003 were waived and financial covenant requirements were revised commencing in the second quarter of 2003 (collectively, with the troubled debt restructuring above, the "April 2003 Refinancing"). The classification of long-term debt has been determined in the accompanying December 28, 2002 consolidated balance sheet based on the repayment terms after consideration of the April 2003 Refinancing.

On January 15, 2004, the Company's primary lender again amended the Company's revolving credit facility and term loans. Under the terms of the amended agreement, the lender increased the availability on the Company's revolving line of credit by $400,000 and changed the fixed charge coverage ratio covenant for 2004 from 1.0 to 90% of the ratio as projected in the Company's budget. The Company was not in compliance with one of its financial covenants for the fourth quarter of 2003. The primary lender subsequently waived this event of default.

The Company had a mortgage loan, which is secured by a mortgage on the Company's real property located on New Britain Avenue in Farmington Connecticut, and is due in 240 monthly installments of $18,578 including interest at 9.45%. The payment will be adjusted by the bank every 5 years commencing on March 1, 2006 to reflect interest at the Five Year Federal Home Loan Bank "Classic Credit Rate" plus 2.75%. This loan was amended in October 2003 to provide for payments of $16,423 including interest at 7.5% through February 28, 2006.

The note payable to the former shareholders of Apex Machine Tool Company Inc. was amended on January 18, 2003 to provide for monthly payments of interest only at 10.12% through December of 2003 and to extend the note's maturity date from January 2, 2003 to January 5, 2004. The note was further amended to extend the note's maturity date to April 5, 2004.

On March 5, 2004, a local bank refinanced the note payable to the former shareholders of Apex Machine Tool Company Inc, paying that note in full (the "March 2004 Refinancing"). The new mortgage loan, which is secured by a mortgage on the Company's real property located at Spring Lane in Farmington Connecticut, is due in 120 monthly installments of $12,452 including interest at 6.49% with a balloon payment due on April 1, 2014. The monthly payment will be adjusted by the bank every 5 years to reflect interest at the FHLBB Amortizing Advance Rate plus 2.75%. The classification of long-term debt has been determined in the accompanying January 3, 2004 consolidated balance sheet based on the repayment terms after consideration of the March 2004 Refinancing.

The following table sets forth leased property under capital leases.


Class of Property                         2003                2002
-----------------                         ----                ----
Machinery & equipment                   $530,522            $361,549
Less: accumulated amortization            99,818              54,232
                                        --------            --------
                                        $430,704            $307,317
                                        ========            ========

Aggregate annual maturities of long-term debt for the five year period subsequent to January 3, 2004, are as follows: 2004--$2,254,142;
2005--$1,195,456; 2006--$163,076; 2007--$153,703; 2008--$159,678; 2009 and
thereafter--$3,999,277.

NOTE E -- PENSION PLANS

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

The Company uses a September 30 measurement date for its pension plan.

The following table sets forth the changes in benefit obligations and plan assets, and reconciles amounts recognized in the Company's consolidated balance sheets (in thousands):

                                                              2003           2002
                                                              ----           ----
Change in benefit obligation:
Benefit obligation at beginning of year                    $    5,871     $    5,198
   Interest cost                                                  361            348
   Actuarial loss (gain)                                         (117)           708
   Benefits paid                                                 (393)          (383)
                                                           ----------     ----------
Benefit obligation at end of year                          $    5,722     $    5,871
                                                           ==========     ==========

Change in plan assets:
 Fair value of plan assets at beginning of year            $    4,024     $    4,255
   Actual return on plan assets                                   553           (133)
   Employer contribution                                          235            328
   Expenses                                                       (20)           (43)
   Benefits paid                                                 (393)          (383)
                                                           ----------     ----------
Fair value of plan assets at end of year                   $    4,399     $    4,024
                                                           ==========     ==========

(Unfunded) funded status                                   $   (1,323)    $   (1,846)
Unrecognized net actuarial loss                                2,016           2,565
                                                           ----------     ----------
Net amount recognized                                      $      693     $      719
                                                           ==========     ==========

Amounts recognized in the consolidated
balance sheets consist of:
   (Accrued) prepaid benefit liability                     $   (1,323)    $   (1,846)
   Minimum pension liability                                    2,016          2,565
                                                           ----------     ----------
Net amount recognized                                      $      693     $      719
                                                           ==========     ==========

Weighted-average assumptions:
Discount rate                                                    6.50%          6.50%
Expected return on plan assets                                   7.00%          7.00%

Components of net periodic benefit cost:
Interest cost                                              $      361     $      348
Expected return on plan assets                                   (252)          (269)
Amortization of actuarial loss                                    151             67
                                                           ----------     ----------
Net periodic pension expense                               $      260     $      146
                                                           ==========     ==========

In determining the expected return on plan assets, the Company considers the relative weighting of plan assets, the historical performance of total plan assets and individual asset categories and economic and other indicators of future performance. The Company may also consult with other professionals in developing expected returns.

Asset management objectives include maintaining an adequate level of diversification to reduce interest rate and market risk while also providing adequate liquidity to meet benefit payment requirements.

PLAN ASSETS

                                           Target
                                        Allocation
Asset Category                             2004                   2003              2002
--------------                            -----                   ----              ----
Equity securities                         45%-75%                  59%               40%
Debt securities                           30%-50%                  34%               48%
Real estate equity fund                    0%-10%                   6%               10%
Cash                                       0%-20%                   1%                2%
                                                                  ---               ---
Total                                                             100%              100%
                                                                  ===               ===

CASH FLOWS

Contributions

The Company expects to contribute $228,000 to its pension plan during 2004.

Estimated Future Benefit Payments

The following benefit payments are expected to be paid (in thousands):

2004                                      $  418
2005                                         413
2006                                         410
2007                                         412
2008                                         405
Years 2009 -2013                           2,091

The Company maintains a defined contribution plan known as the EDAC Technologies Corporation 401(k) Retirement Plan. All employees who have completed at least three consecutive months of service and are age eighteen or older are eligible to participate. For 2003 the Company did not provide matching contributions. For 2002 the Company matched 35% of employee contributions up to 15% of compensation limited annually to $1,750. Employer contributions and expenses related to the plan were $0 and $170,054 for fiscal 2003 and fiscal 2002, respectively.

NOTE F -- EMPLOYEE STOCK OWNERSHIP PLAN

Effective May 4, 1989, the Company established the EDAC Technologies Corporation Employee Stock Ownership Plan (the ESOP). Shares were allocated to employees' accounts through 1999. As of January 1, 2000, participation in the plan was frozen. On October 11, 2002, the Company terminated the Plan and distributed the assets. The fractional share portion of each account was paid in cash by the Company. Fractional shares aggregating 235 shares were transferred back to the Company as treasury stock in 2003.

NOTE G -- INCOME TAXES

The (benefit from) provision for income taxes is as follows (in thousands):

                                                     2003       2002       2001
                                                     ----       ----       ----
Current (benefit) provision                        $      -    $ (643)    $  961
Deferred provision                                        -         -        517
                                                   --------    ------     ------

Total (benefit from) provision for income taxes     $     -    $ (643)    $1,478
                                                   ========    ======     ======

The effective tax rate on income before income taxes is different from the prevailing Federal and state income tax rates as follows (in thousands):

                                                2003         2002         2001
                                              --------     --------     --------
Income (loss) before income taxes             $  6,579     $(14,050)    $  6,891
                                              ========     ========     ========

Income tax at Federal statutory rate             2,237     $ (4,777)    $  2,343

State income taxes, net of Federal benefit           -         (688)         132

Other                                              933         (233)         255

Change in valuation allowance                   (3,170)       5,055       (1,252)
                                              --------     --------     --------

                                              $      -     $   (643)    $  1,478
                                              ========     ========     ========

As of January 3, 2004 and in prior years, the Company provided a valuation allowance to reserve against deferred tax assets since it was uncertain such assets would be realized. During the year ended January 3, 2004, the valuation allowance was decreased by $3,170,000 due to the current year income for financial reporting purposes.

The tax effect of temporary differences giving rise to the Company's deferred tax assets and liabilities are as follows (in thousands):

                                                                                  2003          2002
                                                                                  ----          ----
Deferred tax assets:
      Allowance for uncollectible
        accounts receivable                                                    $       91    $      113
      Debt restructuring                                                                -         1,022
      Employee compensation and amounts withheld                                      133           174
      Accrued expenses                                                                 26            29
      Unicap and inventory reserves                                                   300           382
      Tax effect of net operating loss carryforwards                                  260         1,121
      Alternative minimum tax credit carryforwards                                      -           633
      Minimum pension                                                                 786           999
      Other                                                                           492           661
      Goodwill                                                                      2,807         3,305
      Valuation allowance                                                          (2,938)       (6,177)
                                                                               ----------    ----------
                                                                                    1,957         2,262
                                                                               ----------    ----------

Deferred tax liabilities:
      Property, plant and equipment                                                 1,637         1,899
      Pension                                                                         254           292

      Other                                                                            66            71
                                                                               ----------    ----------
                                                                                    1,957         2,262
                                                                               ----------    ----------
Net deferred income taxes                                                      $        -     $       -
                                                                               ==========    ==========

Reflected in consolidated balance sheets as:
          Net current deferred tax (liability) asset                           $     (259)   $     (113)
          Net long-term deferred tax asset (liability)                                259           113
                                                                               ----------    ----------
                                                                               $        -    $        -
                                                                               ==========    ==========

As of January 3, 2004, the Company has federal net operating loss carry forwards of approximately $3.9 million, which expire through 2024. Furthermore, as of January 3, 2004 the Company has alternative minimum tax credits of approximately $250,000 which carry forward indefinitely for Federal income tax purposes. However, due to the forgiveness of debt during 2003 (reference Footnote D), net operating losses, credits and/or assets will be reduced by the exclusion from income under Internal Revenue Code Section 108.

NOTE H -- COMMITMENTS AND CONTINGENCIES

Lease expense under operating leases was $42,290, $105,022, and $115,619, for 2003, 2002, and 2001, respectively. Minimum rental commitments as of January 3, 2004 for noncancelable operating leases with initial or remaining terms of one year or more are as follows: 2004--$11,133; 2005--$7,658; 2006--$3,600;
2007--$3,725; 2008--$3,900; 2009 and thereafter-- $13,975.

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

On November 22, 2002, Ronald G. Popolizio, the Company's then Executive Vice President and Chief Financial Officer resigned. The Company agreed to pay Mr. Popolizio severance of $129,735 payable over 9 months commencing December 2002, certain other expenses and $20,000 in 2003 for consulting services. The Company recorded a charge of $190,000 in the fourth quarter of 2002 related to Mr. Popolizio's resignation.

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

As a result of the restructuring commencing in the fourth quarter of 2002 and ending in the first quarter of 2003, the Company operated during 2003 as one segment.

Through 2002 the Company had four reportable segments identified as Engineered Precision Components, Precision Engineered Technologies, Precision Large Machining and Apex Machine Tool Company. The major products and services of Engineered Precision Components were jet engine components. The major products and services of Precision Engineered Technologies were design, manufacture and repair of spindles and design of tooling for the aerospace industry. The major products and services of Precision Large Machining were machining of large jet engine components. The major products and services of Apex Machine Tool Company were design and manufacture of tools, fixtures and gages. The accounting policies of the segments were the same as those described in the summary of significant accounting policies. The Company evaluated the performance of these segments based on segment profit or loss which represents each segment's share of the Company's net income (loss). The amounts in this table are the amounts in reports used by the Company's President for 2002 and 2001 (in thousands):

                                                       2002
                               ----------------------------------------------------
                               Engineered      Precision     Precision      Apex
                               Precision      Engineered      Large        Machine
                               Components    Technologies    Machining     Tool Co.     Total
                               ----------    ------------    ---------    ---------   --------
Revenues from
   external
   customers                   $    8,992    $      2,820    $   1,838    $  12,200   $ 25,850

Interest expense                      162              37           78          465        742

Depreciation and
   amortization                       354             281          613          743      1,991

Income tax
expense (benefit)                    (197)           (122)        (117)        (207)      (643)

Cumulative effect
     of adoption
   of SFAS No. 142                                                          (10,381)   (10,381)

Segment loss                         (800)           (491)        (527)     (11,589)   (13,407)

                                                       2001
                               ----------------------------------------------------
                               Engineered      Precision     Precision      Apex
                               Precision      Engineered      Large        Machine
                               Components    Technologies    Machining     Tool Co.    Total
                               ----------    ------------    ---------    ---------   --------

Revenues from
   external
   customers                   $   17,843    $      7,109    $   4,232    $  15,727   $ 44,911

Interest expense                      241             105          148          646      1,140

Depreciation and
   amortization                       345             369          621          970      2,305

Income tax expense                    377             235          365          501      1,478

Segment profit                      1,359             872        1,341        1,841      5,413

The Company did not maintain separate balance sheet information by segment and the Company would be unable to create such information from existing financial records without incurring considerable expense, effort and delay.

NOTE J -- QUARTERLY DATA (UNAUDITED)

Following is selected quarterly data for 2003 and 2002. All quarterly information was obtained from unaudited consolidated financial statements not otherwise contained herein. The unaudited results for any quarter are not necessarily indicative of the results for any future period. The 2002 amounts have been restated to reflect the adoption of SFAS No.142 in the first quarter.

                 2003                                        1st quarter      2nd quarter (1)    3rd quarter    4th quarter
                 ----                                        -----------      ---------------    -----------    -----------
Sales                                                        $ 6,109,333           $7,137,812    $ 6,437,696    $ 5,992,246
Gross profit                                                     377,617              883,956        782,285        682,987
Income (loss) from operations                                   (333,313)             121,325        119,262        (50,326)
Net (loss) income                                               (490,912)           7,228,407        (51,712)      (106,995)

Basic income (loss) per common share                         $     (0.11)     $          1.64    $     (0.01)   $     (0.02)
Diluted income (loss) per common share                       $     (0.11)     $          1.60    $     (0.01)   $     (0.02)

                 2002                                       1st quarter       2nd quarter    3rd quarter    4th quarter(3)
                 ----                                       -----------       -----------    -----------    --------------
Sales                                                      $   7,731,734      $ 6,274,246    $ 5,797,981    $    6,046,206
Gross profit (loss)                                              505,979          330,342        310,078          (146,885)
Loss from operations                                            (476,037)        (593,614)      (694,347)       (1,197,961)
Loss before income taxes and
  cumulative effect of change in
  accounting principle                                          (644,862)        (765,649)      (881,822)       (1,376,292)
Loss before cumulative effect of change in
  accounting principle                                          (515,862)        (612,057)      (705,925)       (1,191,990)
Cumulative effect of adoption of
  SFAS No.142 (see Note A) (2)                               (10,381,077)               -              -                 -
 Net loss                                                    (10,896,939)        (612,057)      (705,925)       (1,191,990)

Basic and diluted per common share data:
Loss before cumulative effect of change in
  accounting principle                                     $       (0.12)     $     (0.14)   $     (0.16)   $        (0.27)
Cumulative effect of adoption of
  SFAS No.142 (see Note A) (1)                                     (2.35)               -              -                 -
                                                           -------------      -----------    -----------    --------------
  Net loss                                                 $       (2.47)     $     (0.14)   $     (0.16)   $        (0.27)
                                                           =============      ===========    ===========    ==============

(1) In the second quarter of 2003, the Company realized a gain on debt restructuring of $7,253,203.

(2) In the first quarter of 2002, the Company adopted SFAS No. 142 which resulted in a charge of $10,381,077.

(3) The fourth quarter of 2002 included restructuring charges of $692,000 to write down land, building and equipment held for sale and $112,000 for plant consolidation expenses.

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

                                                    2003          2002          2001
                                                 ----------    ----------    ----------
Previously reported net income (loss)            $    6,579    $  (13,407)   $    5,413
 Goodwill amortization                                   -_             -           284
                                                 ----------    ----------    ----------
 Adjusted net income (loss)                      $    6,579    $  (13,407)   $    5,697
                                                 ==========    ==========    ==========

Net income (loss) per basic share:
  Previously reported net income (loss)          $     1.49    $    (3.04)   $     1.25
  Goodwill amortization                                   -             -          0.07
                                                 ----------    ----------    ----------
Adjusted net income (loss)                       $     1.49    $    (3.04)   $     1.32
                                                 ==========    ==========    ==========

Net income (loss) per diluted share:
  Previously reported net income (loss)          $     1.46    $    (3.04)   $     1.18
  Goodwill amortization                                   -             -          0.06
                                                 ----------    ----------    ----------
  Adjusted net income (loss)                     $     1.46    $    (3.04)   $     1.24
                                                 ==========    ==========    ==========

INDEPENDENT AUDITORS' REPORT

To the Shareholders and Board of Directors of EDAC Technologies Corporation

We have audited the consolidated balance sheet of EDAC Technologies Corporation and subsidiaries (the "Company") as of January 3, 2004, and the related consolidated statements of operations, changes in shareholders' equity (deficit) and comprehensive income (loss) and cash flows for the year then ended. These consolidated financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these consolidated financial statements based on our audit. The consolidated financial statements for the year ended December 29, 2001 were audited by other auditors who have ceased operations. Those auditors expressed an unqualified opinion, with an explanatory paragraph for an uncertainty related to the Company's ability to continue as a going concern, in their report dated February 8, 2002 (except with respect to the matter discussed in Notes A and K to such financial statements as to which the date was April 11, 2002).

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

In our opinion, the consolidated financial statements present fairly, in all material respects, the financial position of EDAC Technologies Corporation and subsidiaries as of January 3, 2004, and the results of their operations and their cash flows for the year then ended in conformity with accounting principles generally accepted in the United States of America.

As discussed above, the consolidated financial statements of EDAC Technologies Corporation and subsidiaries for the year ended December 29, 2001 were audited by other auditors who have ceased operations. As described in Note A, those consolidated financial statements have been revised to reflect the effect of SFAS No. 145, "Rescission of FASB Statements No. 4, 44, and 64, Amendment of FASB Statement No. 13, and Technical Corrections", which was adopted by the Company effective December 29, 2002. We audited the adjustment described in Note A that was applied to revise the 2001 consolidated financial statements. Our audit procedures with respect to the 2001 consolidated financial statements included (i) agreeing the previously reported income before income taxes and provision for income taxes to the previously issued consolidated financial statements and the adjustment to reported income before income taxes and provision for income taxes representing the reclassification of the extraordinary gain, net of tax as a result of initially applying SFAS No. 145 to the Company's underlying records obtained from management, and (ii) testing the mathematical accuracy of the reconciliation of adjusted income before income taxes and provision for income taxes to reported income before income taxes and provision for income taxes and the related earnings per share amounts. In our opinion, such adjustments are appropriate and have been properly applied. However, we were not engaged to audit, review, or apply any procedures to the 2001 consolidated financial statements of the Company other than with respect to such adjustment and, accordingly, we do not express an opinion or any other form of assurance on the 2001 consolidated financial statements taken as a whole.

                                           /s/ Carlin, Charron & Rosen, LLP

Glastonbury, Connecticut
March 5, 2004

                          INDEPENDENT AUDITORS' REPORT

To the Shareholders of
EDAC Technologies Corporation

Farmington, Connecticut

We have audited the accompanying consolidated balance sheet of EDAC Technologies Corporation and subsidiaries as of December 28, 2002, and the related consolidated statements of operations, changes in shareholders' equity (deficit) and comprehensive income (loss) and cash flows for the year then ended. These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on the 2002 financial statements based on our audit. The consolidated financial statements for the year ended December 29, 2001 were audited by other auditors who have ceased operations. Those auditors expressed an unqualified opinion with an explanatory paragraph for uncertainty related to the Company's ability to continue as a going concern in their report dated February 8, 2002 (except with respect to the matter discussed in Notes A and K to such financial statements as to which the date was April 11,
2002).

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

As discussed above, the financial statements of EDAC Technologies Corporation for the year ended December 29, 2001 were audited by other auditors who have ceased operations. As described in Note K, those financial statements have been revised to include the transitional disclosures required by SFAS No. 142, which was adopted by the Company as of December 30, 2001. We audited the adjustment described in Note K that was applied to revise the 2001 financial statements. Our audit procedures with respect to the disclosures in Note K with respect to 2001 included (i) agreeing the previously reported net income to the previously issued financial statements and the adjustment to reported net income representing amortization expense recognized in such period related to goodwill as a result of initially applying SFAS No. 142 to the Company's underlying records obtained from management, and (ii) testing the mathematical accuracy of the reconciliation of adjusted net income to reported net income. In our opinion, such adjustment is appropriate and has been properly applied. However, we were not engaged to audit, review, or apply any procedures to the 2001 consolidated financial statements of the Company other than with respect to such adjustment and, accordingly, we do not express an opinion or any other form of assurance on the 2001 consolidated financial statements taken as a whole.

/s/ Deloitte & Touche LLP

Deloitte & Touche LLP
Hartford, Connecticut
February 7, 2003 (except with respect to the matters discussed in the third and fourth paragraphs of Note D as to which the date is April 10, 2003)

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

OFFICERS
Dominick A. Pagano               President and Chief Executive Officer
Glenn L. Purple                  Vice President-Finance and Secretary

BOARD OF DIRECTORS

Daniel C. Tracy                  Chairman
Dominick A. Pagano               President and Chief Executive Officer
William B. Bayne, Jr.            President and Chief Executive Officer, BBB
                                 Corporation and 23rd Street Corporation
John Moses                       Private Investor
Stephen J. Raffay                Retired Vice-Chairman Emhart Corporation
Ross C. Towne                    President and Chief Financial Officer, The
                                 Washington Source, Inc.
CORPORATE OFFICES

1806 New Britain Avenue
Farmington, CT 06032

GENERAL COUNSEL

Robinson & Cole LLP
280 Trumbull Street
Hartford, CT 06103-3597

INDEPENDENT AUDITORS                       TRANSFER AGENT

Carlin, Charron & Rosen, LLP               American Stock Transfer & Trust
628 Hebron Avenue                          59 Maiden Lane
Glastonbury, CT  06033                     New York, NY 10038

ANNUAL MEETING

The 2004 annual meeting of shareholders will be held on the date and at the time and place indicated in the Notice of Annual Meeting and Proxy Statement accompanying this report.

10-K INFORMATION

A COPY OF EDAC'S 2003 ANNUAL REPORT ON FORM 10-K FILED WITH THE SECURITIES AND EXCHANGE COMMISSION IS AVAILABLE WITHOUT CHARGE BY WRITING TO: GLENN L. PURPLE, SECRETARY, EDAC TECHNOLOGIES CORPORATION, 1806 NEW BRITAIN AVENUE, FARMINGTON, CT 06032.