Form 10-K, Exhibit 13
period 2005-01-01
EDAC TECHNOLOGIES CORP
filed 2005-03-25
CIK 772572

EXHIBIT 13

EDAC Technologies Corporation

Annual Report

2004

2004 Annual Report

To Our Shareholders:

“Profits, like sausages.....are esteemed most by those who know least about what goes into them”.
Alvin Toffler

Our primary objective for 2004 was to build on the prior year’s achievements and start delivering profits to our shareholders. This proved to be a more elusive goal than anticipated. While our order backlog and sales increased during the first two quarters, our operating profits did not grow proportionately. However.....we continued to change and by the fourth quarter we felt that we had finally transitioned EDAC into a better balanced and profitable business.

The result is that with the increased sales in 2004 compared to 2003, our operating profit improved by $1,559,000, from a loss of ($143,000) in 2003, to income of $1,416,000 in 2004. During the year we significantly improved our cash flow position, established a new banking relationship and in January 2005, refinanced substantially all our debt, including the addition of a $1.5 million equipment line of credit that will provide for our continued growth. Similarly our balance sheet has also shown a dramatic improvement — net working capital increased by approximately $6.4 million, the ratio of current assets to current liabilities almost doubled from 0.92 to 1.83 and net worth increased by 90% to $5.2 million.

Order activity continues to remain strong in all of our product lines. Sales backlog has increased from $18.3 million at January 1, 2005 to $20.2 million at the end of February 2005.

In a little over two years, EDAC has risen from the ashes... changed to ensure survival, we continue to refine our recipe, to ensure that we remain positioned for growth and for delivering profits to our shareholders. The entire team at EDAC remains committed to maximizing the value of our Company for you, our shareholders.

Sincerely yours,

/s/ Dominick A. Pagano
Dominick A. Pagano
President and Chief Executive Officer

EDAC Technologies: Organization and Mission

EDAC Technologies Corporation, founded in 1946, is a diversified public corporation. The Company operates as one company offering three major product lines: Apex Machine Tool, Gros-Ite Spindles and Gros-Ite Precision Aerospace.

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

Gros-Ite Spindles designs, manufactures and repairs all types of precision rolling element bearing spindles including hydrostatic and other precision rotary devices. Custom spindles are completely assembled in a Class 10,000 Clean Room and are built to suit any manufacturing application up to 100 horsepower and speeds in excess of 100,000 revolutions per minute. Gros-Ite Spindles’ repair service can recondition all brands of precision rolling element spindles, domestic or foreign. This product line serves a variety of customers: machine tool manufacturers, special machine tool builders and integrators, industrial end-users, and powertrain machinery manufacturers and end-users. Geographical markets include the U.S., Canada, Mexico, Europe and Asia, although almost all of Gros-Ite Spindles’ sales come from the United States.

Gros-Ite Precision Aerospace produces low pressure turbine cases, hubs, rings, disks and other complex, close tolerance components for all major aircraft engine and ground turbine manufacturers. This product line specializes in turnings and 4 and 5 axis CNC milling of difficult-to-machine alloys such as waspalloy, hastalloy, inconnel, titanium, high nickel alloys, aluminum and stainless steels. Precision assembly services include assembly of jet engine sync rings and medical devices, aircraft welding and riveting, post-assembly machining and sutton barrel finishing. Geographical markets include the U.S., Canada, Mexico, Europe and Asia, although almost all of this product line’s sales come from the United States.

EDAC is ISO 9001-2000 Certified. Gros-Ite Precision Aerospace is AS9100:2001 Certified.

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

Most of the competition for design, manufacturing and service in precision machining and machine tools comes from independent firms, many of which are smaller than EDAC. This point of difference often gives us an advantage in that we can bring a broader spectrum of support to customers who are constantly looking for ways to consolidate their vendor base. We also compete against the in-house manufacturing and service capabilities of larger customers. We believe that the trend of these large manufacturers is to outsource activities beyond their core competencies, which presents us with opportunities.

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

EDAC’s competitive advantage is enhanced not only by the extra level of expertise gained through our experience in the aerospace industry, but also by our ability to provide customers with high quality, high precision, and quick turnaround support, from design to delivery. We believe that this comprehensive, end-to-end service capability sets us apart. It is also indicative of our commitment to seek continuous improvement and utilization of the latest technology. Such commitment, we believe, will boost our productivity and make us ready to respond effectively to the increasing price pressure in a very competitive marketplace.

MARKET INFORMATION

The Company’s Common Stock trades on The OTC Bulletin Board under the symbol: “EDAC.OB”.

High and low sales prices per share during each fiscal quarter of the past two fiscal years were as follows:

	2004		2003
	High	Low	High	Low
First Quarter	$1.70	$1.00	$.95	$.51
Second Quarter	1.70	1.20	1.25	.58
Third Quarter	1.94	1.38	1.00	.60
Fourth Quarter	1.90	1.60	1.30	1.01

The information provided above reflects inter-dealer prices, without retail mark-ups, markdowns or commissions and may not represent actual transactions.

The approximate number of shareholders of record plus beneficial shareholders of the Company’s Common Stock at March 8, 2005 was 1,285.

The Company has never paid cash dividends and does not anticipate making any cash dividends in the foreseeable future. The Company is prohibited from paying cash dividends by certain loan agreements (See Note D to the Consolidated Financial Statements and Management’s Discussion and Analysis of Financial Condition and Results of Operations included elsewhere in this report).

SELECTED FINANCIAL INFORMATION

The following selected financial information for each of the years in the five - year period ended January 1, 2005 has been derived from the Company’s audited financial statements. The following data is qualified by reference to and should be read in conjunction with the Company’s audited financial statements and notes thereto and “Management’s Discussion and Analysis of Financial Condition and Results of Operations.”

The Company operates on a fiscal year basis. The Company’s fiscal year is a 52 or 53-week period ending on the Saturday closest to December 31. Fiscal 2004 was a 52-week year that ended on January 1, 2005. Fiscal

2003 was a 53-week year that ended on January 3, 2004 and fiscal 2002 was a 52-week year that ended on December 28, 2002.

SELECTED INCOME STATEMENT DATA

	2004	2003	2002	2001	2000
	(In thousands, except per share data)
Sales	$33,247	$25,677	$25,850	$44,911	$47,252

Income (loss) before cumulative effect of changes in accounting principle	$2,862	$6,579	$(3,026)	$5,413	$(428)
Cumulative effect of adoption of SFAS No.142	—	—	(10,381)	—	—
Cumulative effect of adoption of SAB 101	—	—	—	—	(224)

Net income (loss)	$2,862	$6,579	$(13,407)	$5,413	$(652)

Basic per common share data:
Income (loss) before cumulative effect of changes in accounting principle	$0.64	$1.49	$(0.69)	$1.25	$(0.10)
Cumulative effect of adoption of SFAS No.142	—	—	(2.35)	—	—
Cumulative effect of adoption of SAB 101	—	—	—	—	(0.05)

Net income (loss)	$0.64	$1.49	$(3.04)	$1.25	$(0.15)

Diluted per common share data:
Income (loss) before cumulative effect of changes in accounting principle	$0.62	$1.46	$(0.69)	$1.18	$(0.10)
Cumulative effect of adoption of SFAS No.142	—	—	(2.35)	—	—
Cumulative effect of adoption of SAB 101	—	—	—	—	(0.05)

Net income (loss)	$0.62	$1.46	$(3.04)	$1.18	$(0.15)

SELECTED BALANCE SHEET DATA

	2004	2003	2002	2001	2000
	(In thousands)
Current assets	$12,699	$7,920	$10,788	$13,150	$15,870
Total assets	22,147	18,165	20,585	37,198	41,926
Current liabilities	6,956	8,624	8,224	24,555	14,335
Working capital (deficit)	5,743	(704)	2,564	(11,405)	1,535
Long-term liabilities	9,988	6,796	16,763	2,671	22,155
Shareholders’ equity (deficit)	5,203	2,745	(4,401)	9,972	5,436

MANAGEMENT’S DISCUSSION AND ANALYSIS OF FINANCIAL CONDITION
AND RESULTS OF OPERATIONS

     In October 2002, the Company adopted a consolidation plan. Under this plan, the Company consolidated its four independent divisions into one operating entity, allowing the Company to reduce overhead, improve operating efficiencies and share resources. The consolidation resulted in the physical relocation of 130 people and the related equipment without suspending operations. The consolidation commenced in the fourth quarter of 2002 and was completed in the first quarter of 2003. The Company recorded a write-down of $692,000 in 2002 (included in cost of sales in the accompanying consolidated statement of operations) for certain land, building and equipment held for sale as a result of the Company’s restructuring and the subsequent recognition in 2003 of a gain of $177,000 from the reclassification of the land and building to be held and used. The Company incurred costs associated with the consolidation of $112,000 in the fourth quarter of 2002 and $159,000 in the first quarter of 2003 which were included in cost of sales.

RESULTS OF OPERATIONS

     The following discussion should be read in conjunction with the Consolidated Financial Statements of the Company and related notes thereto.

     Sales to the Company’s principal markets are as follows (in thousands):

	2004	2003	2002
Aerospace customers	$16,884	$17,449	$19,436
Other	16,363	8,228	6,414

	$33,247	$25,677	$25,850

2004 vs. 2003

Sales

     The Company’s sales increased $7,570,000, or 29.5%, from $25,677,000 in 2003 to $33,247,000 in 2004. Sales to non-aerospace customers increased $8,135,000, or 98.8% from 2003 to 2004, primarily because of increased sales to the machine tool industry. Sales to aerospace customers decreased $565,000, or 3.2% from 2003 to 2004, primarily due to decreased sales to the commercial jet engine industry. As of January 1, 2005, sales backlog was approximately $18,300,000, compared to approximately $18,000,000 at January 3, 2004. The sales backlog increase is primarily due to increased orders for spindles partially offset by decreased orders from aerospace customers. The Company presently expects to complete approximately $12,000,000 of the January 1, 2005 backlog during the 2005 fiscal year.

Cost of Sales

     Cost of sales as a percentage of sales decreased in 2004 to 87.8% from 89.4% in 2003. This decrease was due to sales levels increasing in 2004 greater than manufacturing costs due to the fixed element or semi-variable element of certain manufacturing costs partially offset by higher expendable tool and repair and maintenance costs.

Selling, General and Administrative Expenses

     Selling, general and administrative expenses were $2,632,000 in 2004, representing a decrease of $238,000, or 8.3%, from the 2003 level of $2,870,000. The decrease was mainly the result of a $200,000 decrease in professional expenses.

Gain on Debt Forgiveness

     The Company recorded a gain of $250,000 in 2004 reflecting the forgiveness of a portion of the non-interest bearing note with a former lender from $1,000,000 to $750,000. This reduction was in accordance with the Company’s April 3, 2003 agreement with such former lender. See Note D to Consolidated Financial Statements.

Interest Expense

     Interest expense for 2004 decreased $43,000 to $635,000 from $678,000 in 2003. This was due to the March 2004 Refinancing, described below, which decreased the interest rate on $1,659,000 of mortgage debt from 10.12% to 6.49% partially offset by higher variable interest rates on debt due to the Company’s primary lender. See Note D to the Consolidated Financial Statements.

(Benefit from) Provision for Income Taxes

     The Company will only recognize a deferred tax asset when, based upon available evidence, realization is more likely than not. In making this determination, the Company has considered both available positive and negative evidence including but not limited to cumulative losses in recent years, future taxable income and prudent and feasible tax planning strategies. As of January 1, 2005, the Company has concluded that it is more likely than not that the Company will realize $1,500,000 in deferred tax assets. Accordingly, the Company has reduced its valuation allowance by $1,432,000. In prior years, the Company has provided a valuation allowance for the full amount of its net deferred tax assets. In the event the Company were to determine that it is more likely than not that more of its net deferred tax assets would be realized, the valuation allowance would be reversed in the period such determination was made.

     In addition, the income tax benefit reflects the determination of the income tax receivable of $330,869. For additional discussion of income taxes, see “Critical Accounting Policies and Estimates – Income Taxes” and Note G to the Consolidated Financial Statements.

2003 vs. 2002

Sales

     The Company’s sales decreased $173,000, or 0.7%, from $25,850,000 in 2002 to $25,677,000 in 2003. Sales to non-aerospace customers increased $1,814,000, or 28.3% from 2002 to 2003, primarily because of increased sales to the machine tool industry. Sales to aerospace customers decreased $1,987,000, or 10.2% from 2002 to 2003, primarily due to the continued decline in the commercial jet engine market. As of January 3, 2004, sales backlog was approximately $18,000,000, compared to approximately $18,500,000 at December 28, 2002. The decrease was primarily due to decreased sales backlog with aerospace customers offset by a sales backlog increase with customers in the machine tool industry.

     The Company operated under a long-term purchasing agreement with its largest aerospace customer until December 31, 2002. The Company and the customer agreed not to renew the long-term purchasing agreement beyond its maturity date of December 31, 2002. However, the Company and the customer agreed that the Company would continue to quote on the customer’s requirements.

Cost of Sales

     Cost of sales as a percentage of sales decreased in 2003 to 89.4% from 96.1% in 2002. This decrease was due to a write-down of $692,000 incurred in 2002 for certain land, building and equipment held for sale as a result of the Company’s restructuring and the subsequent recognition in 2003 of a gain of $177,000 from the reclassification of the land and building to be held and used. Without the write-down, cost of sales as a percentage of sales in 2002 would have been 93.5%. Further, cost of sales decreased as a percentage of sales in 2003 due to the Company’s consolidation of its four independent divisions into one operating entity, allowing the Company to reduce overhead, improve operating efficiencies and share resources. The Company incurred costs associated with the consolidation of $112,000 in the fourth quarter of 2002 and $159,000 in the first quarter of 2003 which were included in cost of sales.

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

Gain on Debt Restructuring

     The Company recorded a gain on debt restructuring in 2003 of $7,253,203 which amount represents the difference between the carrying value of the then existing indebtedness to the Company’s former lender of $9,727,861 (including the total amount of interest that would have been payable over the life of the note) and the total amount of remaining payments to such former lender of $2,474,658, including interest and fees incurred under the terms of the refinancing. See Note D to consolidated financial statements.

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

LIQUIDITY AND CAPITAL RESOURCES

     The Company has met its working capital needs through funds generated from operations and bank financing. The Company assesses its liquidity in terms of its ability to generate cash to fund its operating and investing activities. A decrease in product demand would impact the availability of funds. Of particular importance to the Company’s liquidity are cash flows generated from operating activities, capital expenditure levels and borrowings on the revolving credit facility.

Notes payable and long-term debt consists of the following:

		2004		2003
Revolving line of credit (1)		$4,585,024		$2,550,832

Term loans payable to primary lender (1)		995,531		2,345,605

Note payable (3)		—		682,080

Note payable to former lender (3)		750,000		1,000,000

Mortgage loan to Banknorth N.A. (2)		1,628,509		—

Mortgage loan to bank (4)		1,842,653		1,901,043

Note payable to former shareholders of Apex Machine Tool Company, Inc. (2)		—		1,659,638

Equipment notes payable		675		16,467

Capital lease obligations		373,372		320,499

		10,175,764		10,476,164
Less — revolving line of credit	(1)	580,555		2,550,832
Less — current portion of long-term debt	(1)	1,030,282	(2)	2,254,142

		$8,564,927		$5,671,190

(1)	As of January 1, 2005, the Company’s credit facility with its primary lender, had (i) $4,585,024 outstanding on the revolver with $1,800,000 available for additional borrowings and (ii) term loans in the amount of $995,531 payable in monthly principal payments of $122,734 plus accrued interest with a balloon payment due upon expiration of the facility on January 3, 2005. Interest rates were based on the index rate (30 day dealer placed commercial paper) plus 3.75% (6.09% at January 1, 2005) for the revolving credit line and the index rate plus 4% (6.34% at January 1, 2005) for the term loans. The primary lender had a first security interest in accounts receivable, inventory, equipment and other assets. This lender was paid in full on January 3, 2005, via the January 2005 Refinancing as described below.

On January 3, 2005, the Company refinanced all of its loan facilities with its primary lender with financing from Banknorth N.A. (the “January 2005 Refinancing”). The new credit facility includes a revolving line of credit which provides for borrowings up to $5,000,000, a term loan of $5,000,000 and an equipment line of credit which provides for borrowings up to $1,500,000. The revolving line of credit is limited to an amount determined by a formula based on percentages of receivables and inventory and bears interest at the rate of the lender’s prime lending rate plus 1%, adjusted daily. The term loan is payable in 60 monthly payments of $97,560 including interest at 6.3%. The equipment line of credit will provide advances to purchase eligible equipment and bears interest at the rate of the lender’s prime lending rate plus 1%, adjusted daily. The equipment line of credit will convert to a term note on July 31, 2005, with monthly payments of principal and interest in an amount to amortize the then existing principal balance in 60 equal monthly payments including interest at the then FHLBB 5 year Regular Amortizing Advance Rate plus 2.5%. The new credit facility gives Banknorth N.A. a first security interest in accounts receivable, inventory, equipment and other assets. The classification of long-term and revolving debt has been determined in the accompanying January 1, 2005 consolidated balance sheet after consideration of the January 2005 Refinancing.

(2)	On March 5, 2004, Banknorth N.A. refinanced the note payable to the former shareholders of Apex Machine Tool Company Inc, paying that note in full (the “March 2004 Refinancing”). The new mortgage loan, which is secured by a mortgage on the Company’s real property located at Spring Lane in Farmington Connecticut, is due in 120 monthly installments of $12,452 including interest at 6.49% with a balloon payment due on April 1, 2014. The monthly payment will be adjusted by the bank every 5 years to reflect interest at the Five Year FHLBB Amortizing Advance Rate plus 2.75%. The classification of long-term debt has been determined in the accompanying January 3, 2004 consolidated balance sheet after consideration of the March 2004 Refinancing.

(3)	On April 3, 2003, the Company’s primary lender previous to September 29, 2000, (“Former Lender”) canceled a Note to Former Lender in the amount of $9,728,000 including principal, interest and late fees in exchange for (i) a new promissory note in the principal amount of $1,325,000 and (ii) a new promissory note in the amount of $1,000,000 (collectively, the “New Notes”). The transaction resulted in the forgiveness of indebtedness and accrued interest and fees and was accounted for as a troubled debt restructuring. The Company recorded a gain in the second quarter of 2003 of $7,253,203 representing the difference between the carrying value of the Note to Former Lender of $9,727,861, including accrued interest and fees, and the payments due under the new notes of $2,474,658, including interest and fees. The $1.325 million note was payable in 18 monthly installments of $73,611 plus interest at 7%. Final payment on the $1.325 million note was made on September 30, 2004. The $1 million note is non-interest bearing and will be paid only upon the occurrence of certain events on or before March 31, 2005, including a change of control, sale of the Company or liquidation. The $1 million note was reduced to $750,000 on April 1, 2004, since none of such events had occurred or been initiated as of that date. This forgiveness of debt of $250,000 was recorded by the Company as a gain in the first quarter of 2004. The note will be forgiven in its entirety on April 1, 2005, if no such disqualifying events have occurred or been initiated as of that date. The Company anticipates that the note will be forgiven and a gain of $750,000 will be recognized in the 1st quarter of 2005.

(4)	The Company has a mortgage loan payable to a bank, which is secured by a mortgage on the Company’s real property located on New Britain Avenue in Farmington Connecticut, and is due in monthly installments of $16,423 including interest at 7.5% through February 2021. The payment will be adjusted by the bank every 5 years commencing on March 1, 2006 to reflect interest at the Five Year Federal Home Loan Bank “Classic Credit Rate” plus 2.75%.

Cash Flow

     The following is selected cash flow data from the Consolidated Statements of Cash Flows (in thousands):

	2004	2003	2002
Net cash provided by operating activities	$991	$760	$3,187
Net cash used in investing activities	(202)	(119)	(204)
Net cash used in financing activities	(334)	(755)	(2,952)

2004

     Net cash provided by operating activities resulted primarily from cash earnings and an increase in accounts payable partially offset by an increase in accounts receivable.

     Net cash used in investing activities consisted primarily of expenditures for machinery to increase our manufacturing capacity. Capital expenditures for 2005 are targeted between $1,500,000 and $3,000,000. The 2005 capital additions will be primarily for machinery and equipment to increase capacity and production.

     Net cash used in financing activities resulted primarily from the repayment of long-term bank debt, net of borrowings on the revolving credit line.

     As of January 1, 2005, $1,800,000 was available for additional borrowings on the revolving credit line with the Company’s Primary Lender. On January 3, 2005, the Company refinanced all of its loan facilities with its Primary Lender with financing from Banknorth N.A. See Note D to Consolidated Financial Statements.

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

     As of January 3, 2004, $650,000 was available for additional borrowings on the revolving credit line.

2002

     Net cash provided by operating activities resulted primarily from reductions in accounts receivable and inventory and an increase in accounts payable partially offset by cash operating losses.

     Net cash used in investing activities consisted primarily of expenditures for machinery.

     Net cash used in financing activities resulted primarily from the repayment of bank debt.

     As of December 28, 2002, $1,163,460 was available for additional borrowings on the revolving credit line.

Pension

     The Company maintains a noncontributory defined benefit pension plan covering substantially all employees meeting certain minimum age and service requirements. The benefits are generally based on years of service and compensation during the last five years of employment. The Company’s policy is to contribute annually the amount necessary to satisfy the requirements of the Employee Retirement Income Security Act of 1974. In March 1993, the Board of Directors approved a curtailment to the plan which resulted in the freezing of all future benefits under the plan as of April 1, 1993.

     Pension expense for the plan was $212,601 and $259,976 for the years ended January 1, 2005 and January 3, 2004, respectively, and is calculated based upon a number of actuarial assumptions, including an expected long-term rate of return on our plan assets of 7.0% for each year. In developing our expected long-term rate of return assumption, we evaluated input from our actuaries. We anticipate that our investment managers will continue to generate long-term returns of at least 7.0%. We regularly review our asset allocation and periodically rebalance our investments when considered appropriate. For the year ended January 1, 2005, we realized a return of over 7%. We continue to believe that 7.0% is a reasonable long-term rate of return on our plan assets. We will continue to evaluate our actuarial assumptions, including our expected rate of return, at least annually, and will adjust as necessary.

     The discount rate that we utilize for determining future pension obligations is based on a review of long-term bonds that receive one of the two highest ratings given by a recognized rating agency. The discount rate determined on this basis has decreased from 6.50% at January 3, 2004 to 6.0% at January 1, 2005. Based on an expected rate of return on our plan assets of 7.0%, a discount rate of 6.0% and various other assumptions, we estimate that our pension expense for the plan will approximate $228,000, $203,000 and $178,000 in 2005, 2006 and 2007, respectively. Future actual pension expense will depend on future investment performance, changes in future discount rates and various other factors related to the populations participating in our plan.

     Lowering the expected long-term rate of return on our plan assets by .5% (from 7.0% to 6.5%) would have increased our pension expense for 2004 by approximately $22,000. Lowering the discount rate assumption by 0.5% would have increased our pension expense for 2004 by approximately $17,000.

     The value of our plan assets has increased from $4.4 million at January 3, 2004 to $4.6 million at January 1, 2005. For the year ended January 1, 2005, the investment performance returns exceeded 7% resulting in an actuarial gain of $144,000. However, this was more than offset by a reduction in the discount rate from 6.5% to 6.0% which resulted in an actuarial loss of $558,000, increasing the unfunded status of our plan, from $1.3 million at January 3, 2004 to $1.7 million at January 1, 2005. We believe that, based on our actuarial assumptions, we will be required to continue to make cash contributions to our plan.

     During 2004, the Company contributed $0.2 million to the plan, which was the minimum required for the 2004 plan year. During 2005, the Company expects to contribute $0.3 million to the plan which is the minimum required for the 2005 plan year. In the absence of significant changes, it is estimated that the minimum required contribution for the 2006 plan year will be approximately $0.3 million. See Note E to the Consolidated Financial Statements for further discussion.

Inventory

     In June 2004, the Company and its largest aerospace customer reached an agreement whereby the customer would pay an advance of $1.8 million in connection with certain contracts that had been put on hold by the customer in 2002. In the third quarter, upon receipt of the payment in July 2004, the customer took title to the related inventory and the Company recorded a reduction to inventory of approximately $1.0 million, representing the difference between the payment of $1.8 million and the portion of the advance associated with completed contracts for which revenue of $785,000 was recognized at the time.

Summary

     The Company believes the successful restructuring of its balance sheet, together with the consolidation of its four operating divisions, has allowed the Company to be in a better position to compete and grow its business as the machine tool and aerospace industries have started to rebound. The Company believes that its new credit facilities (See Note D to the Consolidated Financial Statements) and cash to be provided by operations will be adequate to meet the Company’s needs for 2005.

Contractual Obligations and Commercial Commitments

The following represents the contractual obligations and commercial commitments of the Company as of January 1, 2005, after consideration of the January 2005 Refinancing (in thousands):

	Payments Due by Period
		Less than	1-3	3-5	More than
Contractual Obligations	Total	1 Year	Years	Years	5years
Long-Term Debt, including current portion	$9,595	$1,030	$2,308	$2,533	$3,724
Revolving Line of Credit	581	581
Operating Leases	33	8	7	8	10
Purchase Obligations	1,457	1,457

Total	$11,666	$3,076	$2,315	$2,541	$3,734

Purchase obligations are generally for the purchase of goods and services in the ordinary course of business such as raw materials and machining services.

CRITICAL ACCOUNTING POLICIES AND ESTIMATES

The preparation of consolidated financial statements in conformity with accounting principles generally accepted in the United States of America requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the consolidated financial statements and the reported amounts of revenues and expenses during the reporting period. Actual results could differ from those estimates. The Company’s significant accounting policies are set forth below.

Revenue Recognition — Sales are generally recorded when goods are shipped to the Company’s customers. The Company defers revenue recognition on certain product shipments until customer acceptance, including inspection and installation requirements, as defined, are achieved.

Inventories- Inventories are stated at the lower of cost (first-in, first-out method) or market. Provisions for slow moving and obsolete inventory are provided based on historical experience and product demand.

Income Taxes – The Company will only recognize a deferred tax asset when, based upon available evidence, realization is more likely than not. In making this determination, the Company has considered both available positive and negative evidence including but not limited to cumulative losses in recent years, future taxable income and prudent and feasible tax planning strategies. As of January 1, 2005, the Company has concluded that it is more likely than not that the Company will realize $1,500,000 in deferred tax assets. Accordingly, the Company has reduced its valuation allowance by $1,432,000. In prior years, the Company has provided a valuation allowance for the full amount of its net deferred tax assets. In the event the Company were to determine that it is more likely than not that more of its net deferred tax assets would be realized, the valuation allowance would be reversed in the period such determination was made.

In assessing the need for a valuation allowance, the Company estimates future taxable income, considering the feasibility of ongoing tax planning strategies and the realizability of tax loss carryforwards. Valuation allowances related to deferred tax assets can be impacted by changes to tax laws, changes to statutory tax rates and future taxable income levels. In the event the Company were to determine that it would not be able to realize all or a portion of its deferred tax assets in the future, it would reduce such amounts through a charge to income in the period in which that determination is made. Conversely, if the Company were to determine that it would be able to realize its deferred tax assets in the future in excess of the net carrying amounts, it would decrease the recorded valuation allowance through an increase to income in the period in which that determination is made.

Long-Lived Assets — Property, plant and equipment are carried at cost less accumulated depreciation. The appropriateness and the recoverability of the carrying value of such assets are periodically reviewed taking into consideration current and expected business conditions.

The Company’s significant accounting policies are more fully described in Note A to the Company’s Consolidated Financial Statements.

QUANTITATIVE AND QUALITATIVE DISCLOSURES ABOUT MARKET RISK

     As described below, interest rate risk is the primary source of financial market risk to the Company related to its notes payable and long-term debt.

Qualitative:

Interest Rate Risk: Changes in interest rates can potentially impact the Company’s profitability and its ability to realize assets and satisfy liabilities. Interest rate risk is present primarily in the Company’s borrowings, some of which have variable interest rates. The following amounts are after consideration of the Company’s 2005 refinancing.

Quantitative:

	Maturing less	Maturing greater
	than one year (1)	than one year (1)
Revolving line of credit and Long-term debt
Amount	$1,610,837	$7,814,927
Weighted average interest rate	6.5%	6.7%

(1) Excludes $750,000 of debt to be forgiven on April 1, 2005, assuming that no disqualifying events have occurred or been initiated as of that date. See Note D to Consolidated Financial Statements.

NEW ACCOUNTING STANDARDS

     In November 2004, the FASB issued SFAS No. 151, “Inventory Costs, an Amendment of ARB No. 43, Chapter 4.” The standard requires that abnormal amounts of idle capacity and spoilage costs should be excluded from the cost of inventory and expensed when incurred. SFAS No. 151 is effective for fiscal years beginning after June 15, 2005. The Company does not expect the adoption of this standard to have a material effect on its financial position or results of operations.

     In December 2004, the FASB issued SFAS No. 123 (revised 2004), “Share-Based Payment”. SFAS 123 (revised 2004) requires companies to recognize in the statement of operations the grant-date fair value of stock options and other equity-based compensation. That cost will be recognized over the period during which an employee is required to provide service in exchange for the award, usually the vesting period. Subsequent changes in fair value during the requisite service period, measured at each reporting date, will be recognized as compensation cost over that period. SFAS No. 123 (revised 2004) is effective in the first interim or annual period beginning after June 15, 2005. The Company will be required to adopt SFAS No. 123 (revised 2004) in its third quarter of fiscal 2005. The Company is currently evaluating the impact of the adoption of SFAS 123 (revised 2004) on the Company’s financial position and results of operations.

Certain factors that may affect future results of operations

     All statements other than historical statements contained in this annual report constitute “forward-looking statements” within the meaning of the Private Securities Litigation Reform Act of 1995. Without limitation, these forward looking statements include statements regarding the Company’s business strategy and plans, statements about the adequacy of the Company’s working capital and other financial resources, statements about the Company’s bank agreements, statements about the Company’s backlog, statements about the Company’s action to improve operating performance, and other statements herein that are not of a historical nature. These forward-looking statements rely on a number of assumptions concerning future events and are subject to a number of uncertainties and other factors, many of which are outside of the Company’s control, that could cause actual results to differ materially from such statements. These include, but are not limited to, factors which could affect demand for the Company’s products and services such as general economic conditions and economic conditions in the aerospace industry and the other industries in which the Company competes; competition from the Company’s competitors; the Company’s ability to effectively use business-to-business tools on the Internet to improve operating results; the adequacy of the Company’s revolving credit facility and other sources of capital; and other factors discussed in the Company’s annual report on Form 10-K for the year ended January 1, 2005. The Company disclaims any intention or obligation to update or revise any forward-looking statements, whether as a result of new information, future events or otherwise.

EDAC TECHNOLOGIES CORPORATION
CONSOLIDATED BALANCE SHEETS
As of January 1, 2005 and January 3, 2004

	January 1,	January 3,
	2005	2004
ASSETS

CURRENT ASSETS:
Cash	$549,198	$94,151
Accounts receivable (net of allowance for doubtful accounts of $234,000 as of January 1, 2005 and January 3, 2004	6,573,114	3,154,498
Inventories, net	4,454,937	4,611,253
Prepaid expenses and other current assets	57,290	60,424
Refundable income taxes	330,869	—
Deferred income taxes	733,583	—

Total current assets	12,698,991	7,920,326

PROPERTY, PLANT AND EQUIPMENT, at cost:
Land	632,821	632,821
Buildings and improvements	6,289,625	6,280,988
Machinery and equipment	18,954,913	18,571,819

	25,877,359	25,485,628
Less: accumulated depreciation	17,297,856	15,542,501

	8,579,503	9,943,127

OTHER ASSETS:
Deferred income taxes	766,417	258,608
Other	102,183	43,751

TOTAL ASSETS	$22,147,094	$18,165,812

See notes to consolidated financial statements.

EDAC TECHNOLOGIES CORPORATION
CONSOLIDATED BALANCE SHEETS (CONTINUED)
As of January 1, 2005 and January 3, 2004

	January 1,	January 3,
	2005	2004
LIABILITIES AND SHAREHOLDERS’ EQUITY

CURRENT LIABILITIES:
Revolving line of credit	$580,555	$2,550,832
Current portion of long-term debt	1,030,282	2,254,142
Trade accounts payable	3,249,892	2,098,415
Employee compensation and amounts withheld	1,228,975	972,630
Accrued expenses	502,450	412,201
Customer advances	363,745	77,138
Deferred income taxes	—	258,959

Total current liabilities	6,955,899	8,624,317

LONG-TERM DEBT, less current portion	8,564,927	5,671,190

OTHER LONG-TERM LIABILITIES	1,423,054	1,125,063

COMMITMENTS AND CONTINGENCIES (NOTE H)

SHAREHOLDERS’ EQUITY:
Common stock, par value $.0025 per share; 10,000,000 shares authorized; issued and outstanding— 4,444,438 in 2004 and 2003	11,111	11,111
Additional paid-in capital	9,377,508	9,377,508
Accumulated deficit	(2,282,044)	(5,144,009)

	7,106,575	4,244,610
Less: accumulated other comprehensive loss	1,903,196	1,499,203
Treasury stock, 235 shares	165	165

Total shareholders’ equity	5,203,214	2,745,242

TOTAL LIABILITIES AND SHAREHOLDERS’ EQUITY	$22,147,094	$18,165,812

See notes to consolidated financial statements.

EDAC TECHNOLOGIES CORPORATION
CONSOLIDATED STATEMENTS OF OPERATIONS
For the Fiscal Years Ended January 1, 2005,
 January 3, 2004 and December 28, 2002

	FISCAL YEAR
	2004	2003	2002
Sales	$33,247,019	$25,677,087	$25,850,167

Cost of Sales	29,199,047	22,950,242	24,850,653

Gross Profit	4,047,972	2,726,845	999,514

Selling, General and Administrative Expenses	2,632,084	2,869,897	3,961,473

Income (Loss) From Operations	1,415,888	(143,052)	(2,961,959)

Non-Operating Income (Expense):
Gain on Debt Forgiveness	250,000	—	—
Gain on Debt Restructuring	—	7,253,203	—
Other	—	147,126	35,446
Interest Expense	(634,618)	(678,489)	(742,112)

Income (Loss) Before Income Taxes and Cumulative Effect of Change in Accounting Principle	1,031,270	6,578,788	(3,668,625)

Benefit from Income Taxes	1,830,695	—	642,791

Income (Loss) before Cumulative Effect of Change in Accounting Principle	2,861,965	6,578,788	(3,025,834)

Cumulative Effect of Adoption of SFAS No. 142	—	—	(10,381,077)

Net Income (Loss)	$2,861,965	$6,578,788	($13,406,911)

Basic Per Common Share Data:
Income (loss) before cumulative effect of change in accounting principle	$0.64	$1.49	($0.69)
Cumulative effect of adoption of SFAS No. 142	—	—	(2.35)

Net income (loss)	$0.64	$1.49	($3.04)

Diluted Per Common Share Data:
Income (loss) before cumulative effect of change in accounting principle	$0.62	$1.46	($0.69)
Cumulative effect of adoption of SFAS No. 142	—	—	(2.35)

Net income (loss)	$0.62	$1.46	($3.04)

See notes to consolidated financial statements.

EDAC TECHNOLOGIES CORPORATION
CONSOLIDATED STATEMENTS OF CASH FLOWS
For the Fiscal Years Ended January 1, 2005,
 January 3, 2004 and December 28, 2002

	FISCAL YEAR
	2004	2003	2002
Operating Activities:
Net income (loss)	$2,861,965	$6,578,788	($13,406,911)
Adjustments to reconcile net income (loss) to net cash provided by operating activities:
Cumulative effect of adoption of SFAS No. 142	—	—	10,381,077
Gain on debt forgiveness	(250,000)	—	—
Gain on debt restructuring	—	(7,253,203)	—
Depreciation and amortization	1,790,731	1,814,513	1,990,913
Write-(up)/down of land, building and equipment	—	(177,000)	692,088
Deferred income taxes	(1,500,351)	—	—
(Gain) on sale of property, plant and equipment	—	(38,008)	(41,025)
Stock option grants and modifications	—	5,000	13,884
Change in inventory reserve	(56,669)	(66,705)	(267,788)
Changes in operating assets and liabilities:
Accounts receivable	(3,418,616)	(263,049)	2,188,657
Refundable income taxes	(330,869)	641,193	(423,590)
Inventories	212,985	883,388	1,517,109
Prepaid expenses and other current assets	3,134	14,467	14,178
Trade accounts payable	1,151,477	(188,632)	546,137
Other current liabilities and other long-term liabilities	527,199	(1,190,421)	(17,633)

Net cash provided by operating activities	990,986	760,331	3,187,096

Investing Activities:
Additions to property, plant and equipment	(201,731)	(259,927)	(257,656)
Proceeds from sales of property, plant and equipment	—	141,189	53,400

Net cash used in investing activities	(201,731)	(118,738)	(204,256)

Financing Activities:
Increase (decrease) in revolving line of credit	2,034,192	1,882,012	(1,286,318)
Repayments of long-term debt	(3,933,592)	(2,582,090)	(1,793,918)
Borrowings on long-term debt	1,659,000	—	24,277
Deferred loan fees	(93,808)	(69,065)	—
Proceeds from exercise of common stock options	—	14,200	104,375

Net cash used in financing activities	(334,208)	(754,943)	(2,951,584)

Increase (decrease) in cash	455,047	(113,350)	31,256

Cash at beginning of year	94,151	207,501	176,245

Cash at end of year	$549,198	$94,151	$207,501

Supplemental Disclosure of Cash Flow Information:
Interest paid	$620,022	$704,800	$731,410
Income taxes paid (refunded)	67,950	(697,068)	—
Non-Cash Transaction:
Capital lease obligation	190,000	168,973	—

See notes to consolidated financial statements.

EDAC TECHNOLOGIES CORPORATION
CONSOLIDATED STATEMENTS OF CHANGES IN SHAREHOLDERS’ EQUITY (DEFICIT)
 AND COMPREHENSIVE INCOME (LOSS)
For the Fiscal Years Ended January 1, 2005,
 January 3, 2004 and December 28, 2002

		Additional		Accumulated Other
	Common	Paid-in	Accumulated	Comprehensive	Treasury
	Stock	Capital	Deficit	(Loss) Income	Stock	Total
Balances at December 29, 2001	$10,865	$9,240,295	$1,684,114	($962,985)	$—	$9,972,289

Comprehensive loss:
Net loss	—	—	(13,406,911)	—	—	(13,406,911)
Minimum pension liability, net of $0 tax benefit	—	—	—	(1,085,029)	—	(1,085,029)

Total comprehensive loss						(14,491,940)

Stock option modification	—	13,884	—	—	—	13,884
Exercise of stock options	175	104,200	—	—	—	104,375

Balances at December 28, 2002	11,040	9,358,379	(11,722,797)	(2,048,014)	—	(4,401,392)

Comprehensive income:
Net income	—	—	6,578,788	—	—	6,578,788
Minimum pension liability, net of $0 tax provision	—	—	—	548,811	—	548,811

Total comprehensive income						7,127,599

Stock option modification	—	5,000	—	—	—	5,000
Exercise of stock options	71	14,129	—	—	—	14,200
Treasury stock	—	—	—	—	(165)	(165)

Balances at January 3, 2004	11,111	9,377,508	(5,144,009)	(1,499,203)	(165)	2,745,242

Comprehensive income:
Net income	—	—	2,861,965	—	—	2,861,965
Minimum pension liability, net of $0 tax benefit	—	—	—	(403,993)	—	(403,993)

Total comprehensive income						2,457,972

Balances at January 1, 2005	$11,111	$9,377,508	($2,282,044)	($1,903,196)	($165)	$5,203,214

EDAC TECHNOLOGIES CORPORATION
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
For the Years Ended January 1, 2005, January 3, 2004 and December 28, 2002

NOTE A — ORGANIZATION AND BUSINESS AND SIGNIFICANT ACCOUNTING POLICIES

ORGANIZATION AND BUSINESS

The accompanying consolidated financial statements include EDAC Technologies Corporation (the “Company”) and its wholly owned subsidiaries, Gros-Ite Industries, Inc. and Apex Machine Tool Company, Inc. The Company provides complete design, manufacture and service meeting the precision requirements of customers for tooling, fixtures, molds, jet engine components and machine spindles.

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

Fiscal Year: The Company’s fiscal year is a 52 or 53-week period ending on the Saturday closest to December 31. Fiscal 2004 was a 52-week year that ended on January 1, 2005. Fiscal 2003 was a 53-week year that ended on January 3, 2004 and fiscal 2002 was a 52-week year that ended on December 28, 2002.

Estimates: The preparation of financial statements in conformity with accounting principles generally accepted in the United States of America requires management to make estimates and assumptions that affect certain of the amounts and disclosures reflected in the consolidated financial statements. Actual results could differ from those estimates.

Cash and Cash Equivalents: For the purpose of the statement of cash flows, the Company defines cash equivalents as highly liquid instruments with an original maturity of three months or less. The Company had no cash equivalents at January 1, 2005 and January 3, 2004.

Revenue Recognition: Sales are generally recorded when goods are shipped to the Company’s customers. The Company defers revenue recognition on certain product shipments until customer acceptance, including inspection and installation requirements, as defined, are achieved.

Inventories: Inventories are stated at the lower of cost (first-in, first-out method) or market. Provisions for slow moving and obsolete inventory are provided based on historical experience and product demand. As of January 1, 2005 and January 3, 2004, inventories consist of the following:

	2004	2003
Raw materials	$893,452	$673,774
Work-in-progress	2,812,222	2,494,102
Finished goods	1,392,283	2,143,066

	5,097,957	5,310,942

Less: reserve for excess and obsolete	(643,020)	(699,689)

Inventories, net	$4,454,937	$4,611,253

In June 2004, the Company and its largest aerospace customer reached an agreement whereby the customer would pay an advance of $1.8 million in connection with certain contracts that had been put on hold by the customer in 2002. In the third quarter, upon receipt of the payment in July 2004, the customer took title to the related inventory and the Company recorded a reduction to inventory of approximately $1.0 million, representing the difference between the payment of $1.8 million and the portion of the advance associated with completed contracts for which revenue of $785,000 was recognized at the time.

Long-Lived Assets: Property, plant and equipment are stated at cost. Provisions for depreciation and amortization for financial reporting purposes, are computed using the straight-line method over 3 to 12 years for machinery and equipment and 25 years for buildings.

The Company reviews its investments in long-lived assets for impairment whenever events or changes in circumstances indicate that the carrying amount of an asset may not be recoverable. The Company recognizes impairment when the carrying amount of the asset exceeds its estimated fair value. During 2002, as a result of the restructuring, the Company determined that certain land, building and equipment would no longer be utilized and would be marketed for sale. A write-down of these assets of $692,000 was recorded in the fourth quarter of 2002 based on estimated net proceeds to be received. During 2003, the Company engaged a broker to sell the land and building and the equipment was sold via an auction in the second quarter of 2003. During the last half of 2003, the Company determined that it would utilize a portion of the building and lease the remaining portion. Therefore, the land and building have been reclassified as to be held and used, measured at the lower of the carrying amount before the assets were held for sale or the fair value at the date of the decision not to sell. As a result of the decision not to sell, the Company recognized a gain of $177,000 in 2003 based on the amount by which the reversal of the estimated costs to sell exceeded the depreciation expense that would have been recognized had the land and building been continually classified as held and used.

Goodwill: The Company accounts for goodwill in accordance with Statement of Financial Accounting Standard (“SFAS”) No. 142, “Goodwill and Other Intangible Assets.” Under SFAS No. 142, goodwill is no longer subject to amortization over its estimated useful life. Instead, SFAS No. 142 requires that goodwill be evaluated at least annually for impairment by applying a fair-value-based test and, if impairment exists, a charge to earnings be recorded. During 2002, the initial year of adoption of SFAS No. 142, the Company determined that its goodwill, which related entirely to the Apex Machine Tool (“Apex”) acquisition in 1998, was impaired. The impairment was a result of the decline in the fair market value of Apex since the acquisition date due to a reduction in Apex’s sales volume. The impairment loss was computed using the estimated fair market value of Apex as of such date. The Company recorded the impairment charge of $10,381,077 as a cumulative effect of a change in accounting principle during the year ended December 28, 2002. No tax benefit was recorded due to uncertainty of realization of the related deferred tax asset.

Income Taxes: The Company accounts for income taxes under SFAS No. 109, “Accounting for Income Taxes.” Under SFAS No. 109, deferred tax assets or liabilities are computed based on the difference between the financial statement and income tax bases of assets and liabilities using the enacted marginal tax rate. Deferred income tax expenses or benefits are based on the changes in the deferred tax assets and liabilities from period to period.

In assessing the need for a valuation allowance, the Company estimates future taxable income, considering the feasibility of ongoing tax planning strategies and the realizability of tax loss carryforwards. Valuation allowances related to deferred tax assets can be impacted by changes to tax laws, changes to statutory tax rates and future taxable income levels. In the event the Company were to determine that it would not be able to realize all or a portion of its deferred tax assets in the future, it would reduce such amounts through a charge to income in the period in which that determination is made. Conversely, if the Company were to determine that it would be able to realize its deferred tax assets in the future in excess of the net carrying amounts, it would decrease the recorded valuation allowance through an increase to income in the period in which that determination is made.

Earnings (Loss) Per Share: Basic earnings (loss) per common share is based on the average number of common shares outstanding during the year. Diluted earnings (loss) per common share assumes, in addition to the above, a dilutive effect of common share equivalents during the year. Common share equivalents represent dilutive stock options using the treasury method, which results in the issuance of common shares in an amount less than the options exercised. The number of shares used in the earnings per common share computation for fiscal 2004, 2003, and 2002, are as follows:

	2004	2003	2002
Basic:
Weighted average common shares outstanding	4,444,203	4,425,309	4,408,538

Diluted:
Dilutive effect of stock options	200,444	76,742	—

Weighted average shares diluted	4,644,647	4,502,051	4,408,538

Options excluded since anti–dilutive	109,500	317,500	644,200

Comprehensive Income (Loss): Comprehensive income (loss), which is reported on the accompanying consolidated statement of changes in shareholders’ equity (deficit) and comprehensive income (loss) as a component of accumulated other comprehensive income (loss), consists of net income (loss) and other gains and losses affecting shareholders’ equity that, under accounting principles generally accepted in the United States of America, are excluded from net income (loss). For the Company, comprehensive income (loss) consists of gains and losses related to the Company’s minimum pension liability.

Stock options: The Company accounts for stock-based compensation for employees in accordance with Accounting Principles Board Opinion (“APB”) No. 25 “Accounting For Stock Issued to Employees” and the related interpretations. Under APB No. 25, no stock based employee compensation cost is reflected in net income (loss), as all options granted to employees have been granted at no less than fair market value on the date of grant. Stock-based compensation for non-employees is accounted for in accordance with EITF 96-18.

The Company has computed the pro forma disclosures required under SFAS No. 123, “Accounting for Stock-Based Compensation” for options granted in fiscal 2004, 2003 and 2002 using the Black-Scholes option pricing model prescribed by SFAS No. 123. The weighted average assumptions used are as follows:

	2004	2003	2002
Risk free interest rate	2.0 – 4.4%	2.10%	2.94 – 3.29%
Expected dividend yield	None	None	None
Expected lives	3 years	3 years	3 years
Expected volatility	54.9 – 74.9%	119%	159%

Had compensation cost for the Company’s employee stock option plans been determined based on the fair value at the grant dates of awards under these plans consistent with the methodology of SFAS No. 123, the Company’s net income (loss) would have been adjusted to reflect the following pro forma amounts:

	2004	2003	2002
Net income (loss):
As reported	$2,861,965	$6,578,778	($13,406,911)
Effect of stock-based employee compensation expense determined under fair valuation method for all awards, net of any related tax effects	(6,075)	(29,794)	(71,000)

Pro forma	$2,855,890	$6.548.984	($13,477,911)

	2004	2003	2002
Net income (loss) per common share:
Basic earnings (loss) per share:
As reported	$0.64	$1.49	($3.04)
Pro forma	0.64	1.48	(3.06)
Diluted earnings (loss) per share:
As reported	$0.62	$1.46	($3.04)
Pro forma	0.61	1.45	(3.06)

New Accounting Standards: In November 2004, the Financial Accounting Standards Board (“FASB”) issued SFAS No. 151, “Inventory Costs, An Amendment of ARB No. 43, Chapter 4.” The standard requires that abnormal amounts of idle capacity and spoilage costs be excluded from the cost of inventory and expensed when incurred. SFAS No. 151 is effective for fiscal years beginning after June 15, 2005. The Company does not expect the adoption of this standard to have a material effect on its financial position or results of operations.

In December 2004, the FASB issued SFAS No. 123 (revised 2004), “Share-Based Payment”. SFAS 123 (revised 2004) requires companies to recognize in the statement of operations the grant-date fair value of stock options and other equity-based compensation. That cost will be recognized over the period during which an employee is required to provide service in exchange for the award, usually the vesting period. Subsequent changes in fair value during the requisite service period, measured at each reporting date, will be recognized as compensation cost over that period. SFAS No. 123 (revised 2004) is effective in the first interim or annual period beginning after June 15, 2005. The Company will be required to adopt SFAS No. 123 (revised 2004) in its third quarter of fiscal 2005. The Company is currently evaluating the impact of the adoption of SFAS 123 (revised 2004) on the Company’s financial position and results of operations.

NOTE B – FINANCIAL INSTRUMENTS

Concentrations of Credit Risk

The Company’s financial instruments that are subject to concentrations of credit risk consist of cash and accounts receivable.

The Company places its cash deposits with a high credit quality financial institution. Bank deposits may at times be in excess of the federal depository insurance limit.

At January 1, 2005, the Company had $2,431,000, or 37%, of trade receivables due from an aerospace company and $2,073,000 or 32% due from a consumer products company. For 2004, 2003 and 2002, sales to the aerospace company amounted to 34%, 45% and 54%, respectively, of the Company’s sales. For 2004 and 2003, sales to the consumer products company amounted to 39% and 12%, respectively, of the Company’s sales. The Company reviews a customer’s credit history before extending credit and typically does not require collateral. The Company establishes an allowance for doubtful accounts based upon factors surrounding the credit risk of specific customers, historical trends and other information. Such losses have been within management’s expectations.

Fair Value of Financial Instruments

SFAS No. 107, “Fair Value of Financial Instruments”, requires disclosure of the fair value of financial instruments for which the determination of fair value is practicable. SFAS No. 107 defines the fair value of a financial instrument as the amount at which the instrument could be exchanged in a current transaction between willing parties.

The carrying amount of the Company’s financial instruments approximates their fair value as outlined below.

Cash, accounts receivable and accounts payable: The carrying amounts approximate their fair value because of the short maturity of those instruments.

Notes payable and long-term debt: The carrying amounts approximate their fair value as the interest rates on the debt approximates the Company’s current incremental borrowing rate.

The Company’s financial instruments are held for other than trading purposes.

NOTE C – COMMON STOCK AND STOCK OPTIONS

The Company has issued stock options that are exercisable as of January 1, 2005 from the 1996 Stock Option Plan, the 1998 Employee Stock Option Plan, the 2000 Employee Stock Option Plan and the 2000-B Employee Stock Option Plan. The terms of the options and vesting requirements shall be for such period as the Compensation Committee designates. The option price is not less than the fair market value of the shares on the date of the grant.

A summary of the status of the Company’s stock option plans as of January 1, 2005, January 3, 2004 and December 28, 2002, and changes during the years then ended is presented below:

	2004		2003		2002
		Weighted-		Weighted-		Weighted-
		Average		Average		Average
		Exercise		Exercise		Exercise
	Shares	Price	Shares	Price	Shares	Price
Outstanding at beginning of year	540,600	$1.36	644,200	$1.36	868,200	$2.10
Granted	15,000	1.67	10,000	1.10	251,500	0.55
Exercised	—	—	(28,400)	0.50	(70,000)	1.49
Expired/Forfeited	—	—	(85,200)	1.74	(405,500)	2.18

Outstanding at end of year	555,600	1.36	540,600	1.36	644,200	1.36

Options exercisable at year-end	531,434	1.37	455,435	1.48	420,700	1.74

Weighted-average fair value of options granted during the year	$1.11		$1.04		$0.44

     The following table summarizes information about stock options outstanding at January 1, 2005:

	Options Outstanding			Options Exercisable
		Weighted-
	Number	Average	Weighted-	Number	Weighted-
	Outstanding	Remaining	Average	Exercisable	Average
Exercise Price	At	Contractual	Exercise	At	Exercise
Range	1/1/05	Life (in years)	Price	1/1/05	Price
$0.45 to $1.00	314,100	6.85	0.68	311,601	0.68
$1.01 to $2.00	144,500	6.85	1.17	122,833	1.32
$2.01 to $5.91	97,000	3.18	3.63	97,000	3.63

$0.45 to $5.91	555,600	5.63	1.36	531,434	1.37

During 2003, the expiration date for vested stock options previously granted to a former director of the Company was changed to May 20, 2006. In accordance with this modification, the Company recorded a charge of $5,000 in the fourth quarter of 2003.

During 2002, the expiration date for vested stock options previously granted to the Company’s former President and Chief Executive Officer was extended to March 31, 2003. Additionally, the Company granted options to purchase a total of 39,000 shares to the former Executive Vice President and CFO and to former Directors at exercise prices from $0.45 to $0.51 per share in exchange for existing options to purchase 240,000 shares at exercise prices ranging from $1.00 to $7.73 per share. In accordance with these modifications and grants, the Company recorded a charge of approximately $13,900 in 2002.

NOTE D – NOTES PAYABLE AND LONG-TERM DEBT

Notes payable and long-term debt consists of the following:

		2004		2003
Revolving line of credit (1)		$4,585,024		$2,550,832

Term loans payable to primary lender (1)		995,531		2,345,605

Note payable (3)		—		682,080

Note payable to former lender (3)		750,000		1,000,000

Mortgage loan to Banknorth N.A. (2)		1,628,509		—

Mortgage loan to bank (4)		1,842,653		1,901,043

Note payable to former shareholders of Apex Machine Tool Company, Inc. (2)		—		1,659,638

Equipment notes payable		675		16,467

Capital lease obligations		373,372		320,499

		10,175,764		10,476,164
Less – revolving line of credit	(1)	580,555		2,550,832
Less – current portion of long-term debt	(1)	1,030,282	(2)	2,254,142

		$8,564,927		$5,671,190

(1)	As of January 1, 2005, the Company’s credit facility with its primary lender, had (i) $4,585,024 outstanding on the revolver with $1,800,000 available for additional borrowings and (ii) term loans in the amount of $995,531 payable in monthly principal payments of $122,734 plus accrued interest with a balloon payment due upon expiration of the facility on January 3, 2005. Interest rates were based on the index rate (30 day dealer placed commercial paper) plus 3.75% (6.09% at January 1, 2005) for the revolving credit line and the index rate plus 4% (6.34% at January 1, 2005) for the term loans. The primary lender had a first security interest in accounts receivable, inventory, equipment and other assets. This lender was paid in full on January 3, 2005, via the January 2005 Refinancing as described below.

On January 3, 2005, the Company refinanced all of its loan facilities with its primary lender with financing from Banknorth N.A. (the “January 2005 Refinancing”). The new credit facility includes a revolving line of credit which provides for borrowings up to $5,000,000, a term loan of $5,000,000 and an equipment line of credit which provides for borrowings up to $1,500,000. The revolving line of credit is limited to an amount determined by a formula based on percentages of receivables and inventory and bears interest at the rate of the lender’s prime lending rate plus 1%, adjusted daily. The term loan is payable in 60 monthly payments of $97,560 including interest at 6.3%. The equipment line of credit will provide advances to purchase eligible equipment and bears interest at the rate of the lender’s prime lending rate plus 1%, adjusted daily. The equipment line of credit will convert to a term note on July

31, 2005, with monthly payments of principal and interest in an amount to amortize the then existing principal balance in 60 equal monthly payments including interest at the then FHLBB 5 year Regular Amortizing Advance Rate plus 2.5%. The new credit facility gives Banknorth N.A. a first security interest in accounts receivable, inventory, equipment and other assets. The classification of long-term and revolving debt has been determined in the accompanying January 1, 2005 consolidated balance sheet after consideration of the January 2005 Refinancing.

(2)	On March 5, 2004, Banknorth N.A. refinanced the note payable to the former shareholders of Apex Machine Tool Company Inc, paying that note in full (the “March 2004 Refinancing”). The new mortgage loan, which is secured by a mortgage on the Company’s real property located at Spring Lane in Farmington Connecticut, is due in 120 monthly installments of $12,452 including interest at 6.49% with a balloon payment due on April 1, 2014. The monthly payment will be adjusted by the bank every 5 years to reflect interest at the Five Year FHLBB Amortizing Advance Rate plus 2.75%. The classification of long-term debt has been determined in the accompanying January 3, 2004 consolidated balance sheet after consideration of the March 2004 Refinancing.

(3)	On April 3, 2003, the Company’s primary lender previous to September 29, 2000, (“Former Lender”) canceled a Note to Former Lender in the amount of $9,728,000 including principal, interest and late fees in exchange for (i) a new promissory note in the principal amount of $1,325,000 and (ii) a new promissory note in the amount of $1,000,000 (collectively, the “New Notes”). The transaction resulted in the forgiveness of indebtedness and accrued interest and fees and was accounted for as a troubled debt restructuring. The Company recorded a gain in the second quarter of 2003 of $7,253,203 representing the difference between the carrying value of the Note to Former Lender of $9,727,861, including accrued interest and fees, and the payments due under the new notes of $2,474,658, including interest and fees. The $1.325 million note was payable in 18 monthly installments of $73,611 plus interest at 7%. Final payment on the $1.325 million note was made on September 30, 2004. The $1 million note is non-interest bearing and will be paid only upon the occurrence of certain events on or before March 31, 2005, including a change of control, sale of the Company or liquidation. The $1 million note was reduced to $750,000 on April 1, 2004, since none of such events had occurred or been initiated as of that date. This forgiveness of debt of $250,000 was recorded by the Company as a gain in the first quarter of 2004. The note will be forgiven in its entirety on April 1, 2005, if no such disqualifying events have occurred or been initiated as of that date.

(4)	The Company has a mortgage loan payable to a bank, which is secured by a mortgage on the Company’s real property located on New Britain Avenue in Farmington Connecticut, and is due in monthly installments of $16,423 including interest at 7.5% through February 2021. The payment will be adjusted by the bank every 5 years commencing on March 1, 2006 to reflect interest at the Five Year Federal Home Loan Bank “Classic Credit Rate” plus 2.75%.

The following table sets forth leased property under capital leases.

Class of Property	2004	2003
Machinery & equipment	$720,522	$530,522
Less: accumulated amortization	164,335	99,818

	$556,187	$430,704

Aggregate annual maturities of long-term debt for the five year period subsequent to January 1, 2005, after consideration of the January 2005 Refinancing, are as follows: 2005—$1,030,282; 2006—$1,126,571; 2007—$1,181,677; 2008—$1,255,812; 2009—$1,277,321; 2010 and thereafter—$3,723,546.

NOTE E – PENSION PLANS

The Company maintains a noncontributory defined benefit pension plan covering substantially all employees meeting certain minimum age and service requirements. The benefits are generally based on years of service and compensation during the last five years of employment. The Company’s policy is to contribute annually the amount necessary to satisfy the requirements of the Employee Retirement Income Security Act of 1974. In March 1993, the Board of Directors approved a curtailment to the plan which resulted in the freezing of all future benefits under the plan as of April 1, 1993.

The Company uses a September 30 measurement date for its pension plan.

The following table sets forth the changes in benefit obligations and plan assets, and reconciles amounts recognized in the Company’s consolidated balance sheets (in thousands):

	2004	2003
Change in benefit obligation:
Benefit obligation at beginning of year	$5,722	$5,871
Interest cost	366	361
Actuarial loss (gain)	675	(117)
Benefits paid	(424)	(393)

Benefit obligation at end of year	$6,339	$5,722

Fair value of plan assets at beginning of year	$4,399	$4,024
Actual return on plan assets	446	553
Employer contribution	228	235
Expenses	(21)	(20)
Benefits paid	(424)	(393)

Fair value of plan assets at end of year	$4,628	$4,399

(Unfunded) funded status	$(1,711)	$(1,323)
Unrecognized net actuarial loss	2,420	2,016

Net amount recognized	$709	$693

Amounts recognized in the consolidated balance sheets consist of:
Employee compensation and amounts withheld	$(288)	$(198)
Other long-term liabilities	(1,423)	(1,125)

Total	$(1,711)	$(1,323)

Amounts recognized in the consolidated statement of changes in shareholders’ equity and comprehensive income (loss) consist of:
Additional minimum pension liability	$(2,420)	$(2,016)
Income tax benefit	517	517

Total	$(1,903)	$(1,499)

Components of net periodic benefit cost:
Interest cost	$366	$361
Expected return on plan assets	(280)	(252)
Amortization of actuarial loss	127	151

Net periodic pension expense	$213	$260

Weighted-average assumptions:
Discount rate	6.00%	6.50%
Expected return on plan assets	7.00%	7.00%

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

Plan Assets

	Target
	Allocation
Asset Category	2005	2004	2003
Equity securities	45%-75%	65%	59%
Debt securities	30%-50%	27%	34%
Real estate equity fund	0%-10%	7%	6%
Cash	0%-20%	1%	1%

Total		100%	100%

Cash Flows

Contributions
The Company expects to contribute $319,000 to its pension plan during 2005.

Estimated Future Benefit Payments
The following benefit payments are expected to be paid (in thousands):

2005	$420
2006	421
2007	415
2008	406
2009	423
Years 2010 –2014	2,227

The Company maintains a defined contribution plan known as the EDAC Technologies Corporation 401(k) Retirement Plan. All employees who have completed at least three consecutive months of service and are age eighteen or older are eligible to participate. For 2004 and 2003, the Company did not provide matching contributions.

NOTE F – EMPLOYEE STOCK OWNERSHIP PLAN

Effective May 4, 1989, the Company established the EDAC Technologies Corporation Employee Stock Ownership Plan (the ESOP). Shares were allocated to employees’ accounts through 1999. As of January 1, 2000, participation in the plan was frozen. On October 11, 2002, the Company terminated the Plan and distributed the assets. The fractional share portion of each account was paid in cash by the Company. Fractional shares aggregating 235 shares were transferred back to the Company as treasury stock in 2003.

NOTE G – INCOME TAXES

The benefit from income taxes is as follows (in thousands):

	2004	2003	2002
Current benefit	$331	$—	$643
Deferred benefit	1,500	—	—

Total benefit from income taxes	$1,831	$—	$643

The following table reconciles the expected federal tax provision (benefit) applied to pre-tax income based on the federal statutory tax rate of 34% to the actual tax provision (benefit) (in thousands):

	2004	2003	2002
Income (loss) before income taxes	$1,031	$6,579	$(14,050)

Income tax provision (benefit) at Federal statutory rate	$351	$2,237	$(4,777)

State income taxes, net of Federal benefit	—	—	(688)

Refunds receivable	(331)	—	—

Other	(419)	933	(233)

Change in federal valuation allowance	(1,432)	(3,170)	5,055

Total income tax (benefit) provision	$(1,831)	$—	$(643)

The tax effect of temporary differences giving rise to the Company’s deferred tax assets and liabilities are as follows (in thousands):

	2004	2003
Deferred tax assets:

Allowance for uncollectible accounts receivable	$91	$91
Debt	293	—
Employee compensation and amounts withheld	125	133
Accrued expenses	57	26
Unicap and inventory reserves	274	300
Net operating loss carryforwards	1,524	260
Alternative minimum tax credit carryforwards	348	—
State tax credits	160	—
Minimum pension liability (in equity)	741	786
Goodwill	2,515	2,807
Other	—	492

	6,128	4,895
Valuation allowance	(1,506)	(2,938)

	4,622	1,957

Deferred tax liabilities:

Property, plant and equipment	3,048	1,637
Pension	74	254
Other	—	66

	3,122	1,957

Net deferred tax asset	$1,500	$—

Reflected in consolidated balance sheets as:
Net current deferred tax asset (liability)	$734	$(259)
Net long-term deferred tax asset	766	259

	$1,500	$—

The Company will only recognize a deferred tax asset when, based upon available evidence, realization is more likely than not. In making this determination, the Company has considered both available positive and negative evidence including but not limited to cumulative losses in recent years, future taxable income and prudent and feasible tax planning strategies. As of January 1, 2005, the Company has concluded that it is more likely than not that the Company will realize $1,500,000 in deferred tax assets. Accordingly, the Company has reduced its valuation allowance by $1,432,000. In prior years, the Company has provided a valuation allowance for the full amount of its net deferred tax assets. In the event the Company were to determine that it is more likely than not that more of its net deferred tax assets would be realized, the valuation allowance would be reversed in the period such determination was made.

The Company has federal and state net operating loss carryforwards of approximately $3.4 million and $3.9 million, respectively. Approximately $2.4 million of the federal net operating losses will expire in 2022 and the remainder of $1 million will expire in 2023. Approximately $3 million of the state net operating loss will expire in 2022 and the balance of $0.9 will expire in 2023.

Due to the Company’s payment of alternative minimum tax in current and prior years, the Company has federal alternative minimum tax credit carryforwards of approximately $348,000. These credits do not expire and will be carried forward until used to offset the Company’s regular tax liability. State tax credits of approximately $160,000 relate to credits for property taxes paid on electronic data processing equipment, training expenses and capital investments. The state credits have a short carry forward period and will be expiring over the next five years.

In connection with preparation of its 2003 tax returns, and in consideration of the exclusion of forgiveness of debt income under Internal Revenue Code Section 108, (reference Footnote D), the Company elected to reduce the tax basis of its depreciable assets and preserve its existing net operating loss carryforwards resulting in an increase in the deferred tax assets from net operating loss carryforwards and the deferred tax liability from property, plant and equipment in 2004, as shown above.

NOTE H – COMMITMENTS AND CONTINGENCIES

Lease expense under operating leases was $8,617, $42,290, and $105,022, for 2004, 2003, and 2002, respectively. Minimum rental commitments as of January 1, 2005 for noncancelable operating leases with initial or remaining terms of one year or more are as follows: 2005—$7,658; 2006—$3,600; 2007—$3,725; 2008—$3,900; 2009—$3,900; 2010 and thereafter— $10,075.

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

On July 29, 2002, Richard A. Dandurand, the Company’s Chairman and Chief Executive Officer, resigned. Dominick A. Pagano was appointed CEO and President of the Company and Daniel C. Tracy assumed the position of Chairman of the Company. Mr. Dandurand received $104,167 paid over 5 months in equal installments that began on August 1, 2002. The Company recorded a charge of $147,000, in 2002 related to Mr. Dandurand’s resignation.

On November 22, 2002, Ronald G. Popolizio, the Company’s then Executive Vice President and Chief Financial Officer resigned. The Company agreed to pay Mr. Popolizio severance of $129,735 payable over 9 months commencing December 2002, certain other expenses and $20,000 in 2003 for consulting services. The Company recorded a charge of $190,000 in 2002 related to Mr. Popolizio’s resignation.

NOTE I – SEGMENT INFORMATION

Operating segments are defined as components of an enterprise about which financial information is available that is evaluated regularly by the Company’s President in deciding how to allocate resources and in assessing performance.

As a result of the Company’s restructuring commenced in the fourth quarter of 2002, the Company operates as one segment.

NOTE J – QUARTERLY DATA (Unaudited)

Following is selected quarterly data for 2004 and 2003. All quarterly information was obtained from unaudited consolidated financial statements not otherwise contained herein. The unaudited results for any quarter are not necessarily indicative of the results for any future period.

2004	1st quarter (1)	2nd quarter	3rd quarter(2)	4th quarter(2)
Sales	$7,306,493	$8,766,891	$7,542,469	$9,631,166
Gross profit	844,500	1,069,869	777,621	1,355,982
Income from operations	206,831	435,252	169,140	604,665
Net income	288,738	264,031	297,610	2,011,586

Basic income per common share	$0.06	$0.06	$0.07	$0.45
Diluted income per common share	$0.06	$0.06	$0.06	$0.43

2003	1st quarter	2nd quarter (3)	3rd quarter	4th quarter
Sales	$6,109,333	$7,137,812	$6,437,696	$5,992,246
Gross profit	377,617	883,956	782,285	682,987
Income (loss) from operations	(333,313)	121,325	119,262	(50,326)
Net (loss) income	(490,912)	7,228,407	(51,712)	(106,995)

Basic income (loss) per common share	$(0.11)	$1.64	$(0.01)	$(0.02)
Diluted income (loss) per common share	$(0.11)	$1.60	$(0.01)	$(0.02)

(1)	In the first quarter of 2004, the Company realized a gain on debt forgiveness of $250,000.

(2)	In the third and fourth quarters of 2004, the Company realized a benefit from income taxes of $281,154 and $1,566,541, respectively.

(3)	In the second quarter of 2003, the Company realized a gain on debt restructuring of $7,253,203.

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

To the Shareholders and Board of Directors of
  EDAC Technologies Corporation

We have audited the accompanying consolidated balance sheets of EDAC Technologies Corporation and subsidiaries (the “Company”) as of January 1, 2005 and January 3, 2004, and the related consolidated statements of operations, changes in shareholders’ equity (deficit) and comprehensive income (loss) and cash flows for the years then ended. These consolidated financial statements are the responsibility of the Company’s management. Our responsibility is to express an opinion on these consolidated financial statements based on our audits.

We conducted our audits in accordance with the standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

In our opinion, the consolidated financial statements referred to above present fairly, in all material respects, the financial position of EDAC Technologies Corporation and subsidiaries as of January 1, 2005 and January 3, 2004, and the results of their operations and their cash flows for the years then ended in conformity with accounting principles generally accepted in the United States of America.

/s/ Carlin, Charron & Rosen, LLP

Glastonbury, Connecticut
March 4, 2005

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

To the Shareholders of
EDAC Technologies Corporation
Farmington, Connecticut

We have audited the accompanying consolidated statements of operations, changes in shareholders’ equity (deficit) and comprehensive income (loss) and cash flows of EDAC Technologies Corporation and subsidiaries (the “Company”) for the year ended December 28, 2002. These financial statements are the responsibility of the Company’s management. Our responsibility is to express an opinion on the 2002 financial statements based on our audit.

We conducted our audit in accordance with standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audit provides a reasonable basis for our opinion.

In our opinion, the 2002 consolidated financial statements present fairly, in all material respects, the consolidated results of operations and cash flows of EDAC Technologies Corporation for the year December 28, 2002, in conformity with accounting principles generally accepted in the United States of America.

As discussed in Note A to the consolidated financial statements, effective December 30, 2001, the Company changed its method of accounting for goodwill to conform with Statement of Financial Accounting Standards (“SFAS”) No. 142,Goodwill and Other Intangible Assets.

/s/ Deloitte & Touche LLP

Hartford, Connecticut
February 7, 2003 (except with respect to the matters discussed in (Section 3) of Note D as to which the date is April 10, 2003)

OFFICERS
Dominick A. Pagano	President and Chief Executive Officer
Glenn L. Purple	Vice President-Finance, Chief Financial Officer and Secretary

BOARD OF DIRECTORS

Daniel C. Tracy	Chairman
Dominick A. Pagano	President and Chief Executive Officer
William B. Bayne, Jr.	President and Chief Executive Officer, BBB Corporation and
23rd Street Corporation
John Moses	Private Investor
Stephen J. Raffay	Retired Vice-Chairman Emhart Corporation
Ross C. Towne	President and Chief Financial Officer, The Washington Source, Inc.

CORPORATE OFFICES

1806 New Britain Avenue Farmington, CT 06032

GENERAL COUNSEL

Robinson & Cole LLP
280 Trumbull Street
Hartford, CT 06103-3597

INDEPENDENT AUDITORS	TRANSFER AGENT

Carlin, Charron & Rosen, LLP	American Stock Transfer & Trust Company
628 Hebron Avenue	59 Maiden Lane
Glastonbury, CT 06033	New York, NY 10038

ANNUAL MEETING

The 2005 annual meeting of shareholders will be held on the date and at the time and place indicated in the Notice of Annual Meeting and Proxy Statement accompanying this report.

10-K INFORMATION

A copy of EDAC’s 2004 Annual Report on Form 10-K filed with the Securities and Exchange Commission is available without charge by writing to: Glenn L. Purple, Secretary, EDAC Technologies Corporation, 1806 New Britain Avenue, Farmington, CT 06032.