Form 10-K, Exhibit 13
period 2005-12-31
EDAC TECHNOLOGIES CORP
filed 2006-03-22
CIK 772572

Exhibit 13
EDAC Technologies Corporation
Annual Report
2005

2005 Annual Report
To Our Shareholders:
“Success requires first expending ten units of effort to produce one unit of results. Your momentum will then produce ten units of results with each unit of effort.” Charles J. Givens

Over the past two years, having expended our ten units of effort, our third year 2005 has produced what we feel are multiple units of results.

Sales increased to $35,045,000 in 2005 compared to $33,247,000 in 2004, while our operating profit improved by $1,384,000 to $2,800,000 from $1,416,000 in 2004. Our earnings (EBIT before any debt forgiveness and extraordinary items) to sales percentage reached the highest in the company’s history. During 2005 we also achieved other “firsts”......significantly improved our cash flow position and ended the year with a cash surplus of $2,469,000. Our balance sheet is the strongest it has been in recent years. Net working capital increased by approximately $1,300,000, the ratio of current assets to current liabilities increased from 1.83 to 2.13 and net worth increased by 69% to $8,800,000.

With momentum still building; acquiring $3,700,000 in capital equipment to handle the added volume and expanding our physical plant with 24,000 square feet, we look to continue increasing the multiple units of results for both the company and our shareholders for 2006.

We have a strong cohesive work force, we have developed a marketing team to help us transition away from dependency on a few major clients, we continue to focus on our core competencies in the Aerospace and tool divisions and on developing proprietary state-of-the-art products in our spindle division.

Order activity continues to remain strong in all of our product lines. Sales backlog has increased from $18,300,000 at January 1, 2005 to $21,700,000 at December 31, 2005 and $26,600,000 at the end of February 2006.

The entire team at EDAC remains committed to maximizing the value of our company for you, our shareholders.

Sincerely yours,

/s/ Dominick A. Pagano
Dominick A. Pagano
President and Chief Executive Officer

EDAC Technologies: Organization and Mission
EDAC Technologies Corporation, founded in 1946, is a diversified public corporation. The Company operates as one company offering three major product lines: Apex Machine Tool, Gros-Ite Spindles and Precision Aerospace.
Apex Machine Tool designs and manufactures highly sophisticated fixtures, precision gauges, close tolerance plastic injection molds, precision component molds for composite parts and specialized machinery. A unique combination of highly skilled toolmakers and machinists and leading edge technology has enabled Apex to provide exacting quality to customers who require tolerances to +/- .0001 inches. Geographic markets include the U.S., Canada and Europe, although almost all of Apex Machine Tool’s’ sales come from the United States.
Gros-Ite Spindles designs, manufactures and repairs all types of precision rolling element bearing spindles including hydrostatic and other precision rotary devices. Custom spindles are completely assembled in a Class 10,000 Clean Room and are built to suit any manufacturing application up to 100 horsepower and speeds in excess of 100,000 revolutions per minute. Gros-Ite Spindles’ repair service can recondition all brands of precision rolling element spindles, domestic or foreign. This product line serves a variety of customers: machine tool manufacturers, special machine tool builders and integrators, industrial end-users, and powertrain machinery manufacturers and end-users. Geographic markets include the U.S., Canada, Mexico, Europe and Asia, although almost all of Gros-Ite Spindles’ sales come from the United States.
Precision Aerospace produces low pressure turbine cases, hubs, rings, disks and other complex, close tolerance components for all major aircraft engine and ground turbine manufacturers. This product line specializes in turnings and 4 and 5 axis milling of difficult-to-machine alloys such as waspalloy, hastalloy, inconnel, titanium, high nickel alloys, aluminum and stainless steels. Precision assembly services include assembly of jet engine sync rings and medical devices, aircraft welding and riveting, post-assembly machining and sutton barrel finishing. Geographic markets include the U.S., Canada, Mexico, Europe and Asia, although most of this product line’s sales come from the United States.
EDAC is ISO 9001-2000 Certified. Gros-Ite Precision Aerospace is AS9100:2100 Certified.
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
MARKET INFORMATION
The Company’s Common Stock trades on The OTC Bulletin Board under the symbol: “EDAC.OB”.
High and low sales prices per share during each fiscal quarter of the past two fiscal years were as follows:

	2005		2004
	High	Low	High	Low
First Quarter	$2.75	$1.67	$1.70	$1.00
Second Quarter	3.15	2.06	1.70	1.20
Third Quarter	4.55	3.09	1.94	1.38
Fourth Quarter	3.76	3.00	1.90	1.60
The information provided above reflects inter-dealer prices, without retail mark-ups, markdowns or commissions and may not represent actual transactions.
The approximate number of shareholders of record plus beneficial shareholders of the Company’s Common Stock at March 7, 2006 was 1,324.
The Company has never paid cash dividends. The Company is prohibited from paying cash dividends by certain loan agreements (See Note D to the Consolidated Financial Statements and Management’s Discussion and Analysis of Financial Condition and Results of Operations included elsewhere in this report).
SELECTED FINANCIAL INFORMATION
The following selected financial information for each of the years in the five-year period ended December 31, 2005 has been derived from the Company’s audited financial statements. The following data is qualified by reference to and should be read in conjunction with the Company’s audited financial statements and notes thereto and “Management’s Discussion and Analysis of Financial Condition and Results of Operations.”
The Company operates on a fiscal year basis. The Company’s fiscal year is a 52 or 53-week period ending on the Saturday closest to December 31. Fiscal 2005 and 2004 were 52-week years that ended on December 31, 2005 and January 1, 2005, respectively. Fiscal 2003 was a 53-week year that ended on January 3, 2004.

SELECTED INCOME STATEMENT DATA

	2005	2004	2003	2002	2001
	(In thousands, except per share data)
Sales	$35,045	$33,247	$25,677	$25,850	$44,911

Income (loss) before cumulative effect of changes in accounting principle	$3,299	$2,862	$6,579	$(3,026)	$5,413
Cumulative effect of adoption of SFAS No.142	—	—	—	(10,381)	—

Net income (loss)	$3,299	$2,862	$6,579	$(13,407)	$5,413

Basic per common share data:
Income (loss) before cumulative effect of changes in accounting principle	$0.74	$0.64	$1.49	$(0.69)	$1.25
Cumulative effect of adoption of SFAS No.142	—	—	—	(2.35)	—

Net income (loss)	$0.74	$0.64	$1.49	$(3.04)	$1.25

Diluted per common share data:
Income (loss) before cumulative effect of changes in accounting principle	$0.69	$0.62	$1.46	$(0.69)	$1.18
Cumulative effect of adoption of SFAS No.142	—	—	—	(2.35)	—

Net income (loss)	$0.69	$0.62	$1.46	$(3.04)	$1.18

SELECTED BALANCE SHEET DATA

	2005	2004	2003	2002	2001
	(In thousands)
Current assets	$13,259	$12,699	$7,920	$10,788	$13,150
Total assets	23,777	22,147	18,165	20,585	37,198
Current liabilities	6,221	6,956	8,624	8,224	24,555
Working capital (deficit)	7,038	5,743	(704)	2,564	(11,405)
Long-term liabilities	8,757	9,988	6,796	16,763	2,671
Shareholders’ equity (deficit)	8,798	5,203	2,745	(4,401)	9,972
MANAGEMENT’S DISCUSSION AND ANALYSIS OF FINANCIAL CONDITION AND RESULTS OF OPERATIONS
RESULTS OF OPERATIONS
The following discussion should be read in conjunction with the Consolidated Financial Statements of the Company and related notes thereto.
     Sales to the Company’s principal markets are as follows (in thousands):

	2005	2004	2003
Aerospace customers	$16,036	$16,884	$17,449
Other	19,009	16,363	8,228

Total	$35,045	$33,247	$25,677

     Sales by product line are as follows (in thousands):

	2005	2004	2003
Apex Machine Tool	$21,549	$20,883	$14,880
Precision Aerospace	9,295	9,070	7,644
Gros-Ite Spindles	4,201	3,294	3,153

Total	$35,045	$33,247	$25,677

2005 vs. 2004
Sales
The Company’s sales increased $1,798,000, or 5.4%, from $33,247,000 in 2004 to $35,045,000 in 2005. Sales to non-aerospace customers increased $2,646,000, or 16.2% from 2004 to 2005, primarily because of increased sales to the machine tool industry. Sales to aerospace customers decreased $848,000, or 5.0% from 2004 to 2005, primarily due to decreased sales to the commercial jet engine industry. As of December 31, 2005, sales backlog was approximately $21,700,000, compared to approximately $18,300,000 at January 1, 2005. The sales backlog increase is primarily due to increased orders in our Precision Aerospace product line partially offset by decreased orders in our Gros-Ite Spindles and Apex Machine Tool product lines. The Company presently expects to complete approximately $16,000,000 of the December 31, 2005 backlog during the 2006 fiscal year.
Sales for the Apex Machine Tool product line increased $666,000, or 3.2%, from $20,883,000 in 2004 to $21,549,000 in 2005. This increase was due to increased demand on certain tooling programs from a customer in the consumer products industry, partially offset by a decrease in demand for tooling from an aerospace customer.
Sales for the Precision Aerospace product line increased $225,000, or 2.5%, from $9,070,000 in 2004 to $9,295,000 in 2005. While sales were slightly higher in 2005 over 2004, the Company’s sales backlog for Precision Aerospace increased by $5.8 million from January 2, 2005 to December 31, 2005. The Company believes that aerospace industry demand for large commercial engines will continue to increase. The Company acquired two $500,000 machines in 2005 to increase its machining capacity for large commercial jet engine parts and has two additional $500,000 machines on order for delivery in 2006.
Sales for the Gros-Ite Spindles product line increased $907,000, or 27.5%, from $3,294,000 in 2004 to $4,201,000 in 2005. This increase was due to increased demand for new spindles, as well as the increased demand for the repair of all brands of spindles. The Company believes that the increased demand will continue into 2006, based on indications from its customers.
During the 1st quarter of 2006, the Company is increasing its manufacturing floor space by approximately 24,000 square feet by moving certain machinery and equipment into a reconditioned facility that had previously been utilized for warehousing space. An additional $1.5 million of new machinery and equipment was placed on order in the first quarter for delivery to this facility. This expansion of manufacturing capacity will allow the Company to meet its obligations for the delivery of orders received in the 4th quarter of 2005 and in the 1st quarter of 2006. The costs of reconditioning the facility, and of moving and setting up certain machinery in that facility will be expensed to cost of sales in the first quarter of 2006.
Cost of Sales
Cost of sales as a percentage of sales decreased in 2005 to 83.0% from 87.8% in 2004. This decrease was due to productivity improvements throughout the Company, a more profitable mix of product produced and sold across all product lines and sales levels increasing in 2005 greater than manufacturing costs due to the fixed element or semi-variable element of certain manufacturing costs.

Selling, General and Administrative Expenses
Selling, general and administrative expenses were $3,170,000 in 2005, representing an increase of $538,000, or 20.4%, from the 2004 level of $2,632,000. The increase was mainly the result of increased sales salaries and bonus and profit sharing costs.
Gain on Debt Forgiveness
The Company recorded a gain of $750,000 in 2005 reflecting the forgiveness in its entirety of a non-interest bearing note with a former lender in accordance with the Company’s April 3, 2003 agreement with such former lender. See Note D to Consolidated Financial Statements.
Interest Expense
Interest expense for 2005 decreased $16,000 to $619,000 from $635,000 in 2004. This was due to reduced borrowing levels compared to 2004. See Note D to the Consolidated Financial Statements.
(Benefit from) Provision for Income Taxes
The current provision for 2005 was calculated using an effective rate of 17% which reflects the alternative minimum tax.
The Company will only recognize a deferred tax asset when, based upon available evidence, realization is more likely than not. In making this determination, the Company has considered both available positive and negative evidence including but not limited to cumulative losses in recent years, future taxable income and prudent and feasible tax planning strategies. During 2005 the Company concluded that it was more likely than not that the Company would realize all of its deferred tax assets and reversed its remaining valuation allowance.
For additional discussion of income taxes, see “Critical Accounting Policies and Estimates – Income Taxes” and Note F to the Consolidated Financial Statements.
2004 vs. 2003
Sales
The Company’s sales increased $7,570,000, or 29.5%, from $25,677,000 in 2003 to $33,247,000 in 2004. Sales to non-aerospace customers increased $8,135,000, or 98.8% from 2003 to 2004, primarily because of increased sales to the machine tool industry. Sales to aerospace customers decreased $565,000, or 3.2% from 2003 to 2004, primarily due to decreased sales to the commercial jet engine industry. As of January 1, 2005, sales backlog was approximately $18,300,000, compared to approximately $18,000,000 at January 3, 2004. The sales backlog increase was primarily due to increased orders in our Gros-Ite Spindles product line partially offset by decreased orders our Precision Aerospace product line.
Sales for the Apex Machine Tool product line increased $6,003,000, or 40.3%, from $14,880,000 in 2003 to $20,883,000 in 2004. This increase was due to increased demand on certain tooling programs from a customer in the consumer products industry, partially offset by a decrease in demand for tooling from an aerospace customer.
Sales for the Precision Aerospace product line increased $1,426,000, or 18.7%, from $7,644,000 in 2003 to $9,070,000 in 2004. This increase was due primarily to increased large commercial jet engine demand in 2004. Conditions in the aerospace industry improved in 2004 resulting in increased sales for the industry compared to 2003. The increase also was due to an agreement reached with the Company’s largest aerospace customer in the 2nd quarter of 2004 which resulted in the Company recognizing revenue for completed contracts in the 2nd quarter of 2004, in the amount of $785,000.

Sales for the Gros-Ite Spindles product line increased $141,000, or 4.5%, from $3,153,000 in 2003 to $3,294,000 in 2004. This product line consists of both the sales of new spindles and the repair of all brands of spindles. The increase in sales was due to increased demand for both new spindles and the repair of spindles from customers in the automotive industry.
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
(Benefit from) Provision for Income Taxes
The Company will only recognize a deferred tax asset when, based upon available evidence, realization is more likely than not. In making this determination, the Company considered both available positive and negative evidence including, but not limited to, cumulative losses in recent years, future taxable income and prudent and feasible tax planning strategies. As of January 1, 2005, the Company concluded that it was more likely than not that the Company would realize $1,500,000 in deferred tax assets. Accordingly, the Company reduced its valuation allowance by $1,432,000. In prior years, the Company had provided a valuation allowance for the full amount of its net deferred tax assets.
In addition, the income tax benefit for 2004 reflects the determination of the income tax receivable of $330,869. For additional discussion of income taxes, see “Critical Accounting Policies and Estimates – Income Taxes” and Note F to the Consolidated Financial Statements.
In 2003 the Company recorded no provision for income taxes due to its income exclusion under Internal Revenue Code Section 108. Under Section 108, income realized from a discharge of indebtedness or cancellation of debt is excluded from taxable income when a taxpayer is insolvent to the extent of the insolvency. The taxpayer is then required to reduce certain tax attributes including net operating losses, general business credits, minimum tax credits, capital loss carryforwards and asset bases. The Company applied Section 108 to its gain on debt restructuring to the extent of insolvency, resulting in a substantial exclusion from income related to the gain on debt restructuring. Net operating losses were then applied to that portion of the gain that exceeded the exclusion from income provided under Section 108.
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
Long term Debt and Revolving Line of Credit
Notes payable and long-term debt consists of the following:

	Dec. 31, 2005	Jan. 1, 2005
Revolving line of credit (1)	$—	$4,585,024

Term notes payable to TD Banknorth N.A. (1)	4,843,765	—

Term loans payable to then primary lender (1)	—	995,531

Mortgage loan to TD Banknorth N.A. (2)	1,584,876	1,628,509

Note payable to former lender	—	750,000

Mortgage loan to bank (3)	1,783,642	1,842,653

Equipment notes payable	16,099	675

Capital lease obligations	967,201	373,372

	9,195,583	10,175,764
Less — revolving line of credit	—	580,555	(1)
Less — current portion of long-term debt	1,404,053	1,030,282	(1)

	$7,791,530	$8,564,927

(1)	As of January 1, 2005, the Company’s credit facility with its then primary lender, had (i) $4,585,024 outstanding on the revolver with $1,800,000 available for additional borrowings and (ii) term loans in the amount of $995,531 payable in monthly principal payments of $122,734 plus accrued interest with a balloon payment due upon expiration of the facility on January 3, 2005. Interest rates were based on the index rate (30 day dealer placed commercial paper) plus 3.75% (6.09% at January 1, 2005) for the revolving credit line and the index rate plus 4% (6.34% at January 1, 2005) for the term loans. The lender had a first security interest in accounts receivable, inventory, equipment and other assets. This lender was paid in full on January 3, 2005, via the January 2005 Refinancing as described below.

On January 3, 2005, the Company refinanced all of its loan facilities with its then primary lender with financing from TD Banknorth N.A. (the “January 2005 Refinancing”). The TD Banknorth N.A. credit facility includes a revolving line of credit which provides for borrowings up to $5,000,000, a term loan of $5,000,000 and an equipment line of credit which provided for borrowings up to $2,300,000 (as amended on August 23, 2005). The revolving line of credit is limited to an amount determined by a formula based on percentages of receivables and inventory and bears interest at a variable rate equal to the highest Prime Rate as published in the Wall Street Journal, (as amended on November 22, 2005) adjusted daily (7.25% at December 31, 2005). The term loan is payable in 60 monthly payments of $97,560 including interest at 6.3%. The equipment line of credit provides advances to purchase eligible equipment and bears interest at a variable rate equal to the highest Prime Rate as published in the Wall Street Journal, (as amended on November 22, 2005) adjusted daily. The amounts advanced on the equipment line of credit will convert to a term note on July 31, 2006, unless converted earlier at the option of the Company, with monthly payments of principal and interest in an amount to amortize the then existing principal balance in 60 equal monthly payments including interest at the then FHLBB 5 year Regular Amortizing Advance Rate plus 2%. The credit facility gives TD Banknorth N.A. a first security interest in accounts receivable, inventory, equipment and other assets and prohibits the Company from paying cash dividends. As of December 31, 2005, there was no outstanding balance on either the revolving line of credit or the equipment line of credit and the Company was in compliance with the related debt covenants. The classification of long-term and revolving debt have been determined in the accompanying January 1, 2005 consolidated balance sheet after consideration of the January 2005 Refinancing.

On August 11, 2005, an amount of $793,189 was converted to a capital lease of which $512,362 had previously been financed under the equipment line of credit.

On December 29, 2005, the Company borrowed $721,000 under its equipment line of credit with TD Banknorth N.A. to finance the purchase of recently acquired machinery and equipment and elected to immediately convert such borrowings into a term note, which is payable in 60 monthly payments of $14,276 including interest at 6.9%. The amount of the term note was deducted from the Company’s $2,300,000 equipment line of credit with TD Banknorth N.A. leaving $1,579,000 available for borrowings.

(2)	On March 5, 2004, TD Banknorth N.A. refinanced the note payable to the former shareholders of Apex Machine Tool Company Inc, paying that note in full (the “March 2004 Refinancing”). The new loan, which is secured by a mortgage on the Company’s real property located at Spring Lane in Farmington Connecticut, is due in 120 monthly installments of $12,452 including interest at 6.49% with a balloon payment due on April 1, 2014. The monthly payment will be adjusted by the bank every 5 years to reflect interest at the Five Year FHLBB Amortizing Advance Rate plus 2.75%.

(3)	The Company has a mortgage loan payable to a bank, which is secured by a mortgage on the Company’s real property located on New Britain Avenue in Farmington Connecticut, and is due in monthly installments of $16,423 including interest at 7.5% through February 2021. The payment will be adjusted by the bank every 5 years commencing on March 1, 2006 to reflect interest at the Five Year Federal Home Loan Bank “Classic Credit Rate” plus 2.75%.
Cash Flow
The following is selected cash flow data from the Consolidated Statements of Cash Flows (in thousands):

	2005	2004	2003
Net cash provided by operating activities	$4,303	$991	$760
Net cash used in investing activities	(1,309)	(202)	(119)
Net cash used in financing activities	(1,074)	(334)	(755)
2005
Net cash provided by operating activities resulted primarily from cash earnings, the receipt of refundable income taxes, a decrease in accounts receivable and inventory partially offset by a reduction in accounts payable.
Net cash used in investing activities consisted primarily of expenditures for machinery to increase manufacturing capacity. Capital expenditures for 2006 are targeted at $3,700,000. The 2006 capital additions will be primarily for machinery and equipment to increase capacity and production.

Net cash used in financing activities resulted primarily from the repayment of long-term bank debt and the revolving credit line, partially offset by borrowings on long term debt.
As of December 31, 2005, the Company had no outstanding balance on the revolving credit line and the equipment line of credit with TD Banknorth N.A. and had $4,528,000 and $1,579,000 available, respectively, for additional borrowings.
2004
Net cash provided by operating activities resulted primarily from cash earnings and an increase in accounts payable partially offset by an increase in accounts receivable.
Net cash used in investing activities consisted primarily of expenditures for machinery to increase manufacturing capacity.
Net cash used in financing activities resulted primarily from the repayment of long-term bank debt, net of borrowings on the revolving credit line.
As of January 1, 2005, $1,800,000 was available for additional borrowings on the revolving credit line with the Company’s then primary lender. On January 3, 2005, the Company refinanced all of its loan facilities with its then primary lender with financing from TD Banknorth N.A. See Note D to Consolidated Financial Statements.
2003
Net cash provided by operating activities resulted primarily from the receipt of refundable income taxes and the reduction in inventory partially offset by cash operating losses.
Net cash used in investing activities consisted primarily of expenditures for machinery partially offset by proceeds from the sale of machinery and equipment.
Net cash used in financing activities resulted primarily from the repayment of bank debt, net of borrowings on the revolving credit line.
As of January 3, 2004, $650,000 was available for additional borrowings on the revolving credit line.
The Company believes that its credit facilities (See Note D to the Consolidated Financial Statements) and cash to be provided by operations will be adequate to meet the Company’s needs for 2006.
Contractual Obligations and Commercial Commitments
The following represents the contractual obligations and commercial commitments of the Company as of December 31, 2005 (in thousands):

	Payments Due by Period
		Less than	1-3	3-5	More than
Contractual Obligations	Total	1 Year	Years	Years	5 years
Long-term debt, including current portion (1)	$9,195	$1,404	$3,050	$2,013	$2,728
Operating leases	35	8	13	8	6
Purchase obligations(2)	7,411	6,934	477
Expected pension contributions(3)	298	298

Total	$16,939	$8,644	$3,540	$2,021	$2,734

(1)	Principal only; excludes associated interest payments

(2)	Purchase obligations include amounts committed under purchase orders for goods and services and for machinery and equipment.

(3)	The amount included in “Less than 1 Year” reflects anticipated contributions to the Company’s defined benefit pension plan. Contribution amounts beyond one year are not determinable.
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
Accounts receivable — The Company evaluates its allowance for doubtful accounts by considering the age of each invoice, the financial strength of the customer, the customer’s past payment record and subsequent payments.
Inventories — Inventories are stated at the lower of cost (first-in, first-out method) or market. The Company has specifically identified certain inventory as obsolete or slow moving and provided a full reserve for these parts. The assumption is that these parts will not be sold. The assumptions and the resulting reserve have been reasonably accurate in the past, and are not likely to change materially in the future. The reserve for inventory increased by $12,722 at December 31, 2005 compared to January 1, 2005 due to a provision of $59,000 for additional parts identified as excess or obsolete in fiscal year 2005 offset by the sale of certain previously reserved parts.
Income Taxes — The Company will only recognize a deferred tax asset when, based upon available evidence, realization is more likely than not. In making this determination, the Company has considered both available positive and negative evidence including, but not limited to, cumulative losses in recent years, future taxable income and prudent and feasible tax planning strategies. During 2005, the Company concluded that it was more likely than not that the Company would realize all of its deferred tax assets and reversed its remaining valuation allowance. As of the end of the prior fiscal year, January 1, 2005, the Company concluded that it was more likely than not that the Company would realize $1,500,000 in deferred tax assets and reduced its valuation allowance by $1,432,000. Prior to that date, the Company had provided a valuation allowance for the full amount of its net deferred tax assets.
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
Pension — The Company maintains a noncontributory defined benefit pension plan covering substantially all employees meeting certain minimum age and service requirements. The benefits are generally based on years of service and compensation during the last five years of employment. The Company’s policy is to contribute annually the amount necessary to satisfy the requirements of the Employee Retirement Income Security Act of 1974. In March 1993, the Board of Directors approved a curtailment to the plan which resulted in the freezing of all future benefits under the plan as of April 1, 1993.

Pension expense for the plan was $201,779 and $212,601 for the years ended December 31, 2005 and January 1, 2005, respectively, and is calculated based upon a number of actuarial assumptions, including an expected long-term rate of return on our plan assets of 7.0% for each year. In developing our expected long-term rate of return assumption, we evaluated input from our actuaries. We anticipate that our investment managers will continue to generate long-term returns of at least 7.0%. We regularly review our asset allocation and periodically rebalance our investments when considered appropriate. For the year ended December 31, 2005, we realized a return of over 7%. We continue to believe that 7.0% is a reasonable long-term rate of return on our plan assets.
The discount rate that we utilize for determining future pension obligations is based on a review of long-term bonds that receive one of the two highest ratings given by a recognized rating agency. The discount rate determined on this basis has decreased from 6.0% at January 1, 2005 to 5.75% at December 31, 2005. Based on an expected rate of return on our plan assets of 7.0%, a discount rate of 5.75% and various other assumptions, we estimate that our pension expense for the plan will approximate $149,000, $124,000 and $99,000 in 2006, 2007 and 2008, respectively. Future actual pension expense will depend on future investment performance, changes in future discount rates and various other factors related to the populations participating in our plan. We will continue to evaluate our actuarial assumptions, including our discount rate and expected rate of return, at least annually, and will adjust as necessary.
Lowering the expected long-term rate of return on our plan assets by .5% (from 7.0% to 6.5%) would have increased our pension expense for 2005 by approximately $23,000. Lowering the discount rate assumption by 0.5% would have increased our pension expense for 2005 by approximately $18,000.
The value of our plan assets has increased from $4.6 million at January 1, 2005 to $5.1 million at December 31, 2005. For the year ended December 31, 2005, the investment performance returns exceeded 7% resulting in an actuarial gain of $228,000. This was partially offset by a reduction in the discount rate from 6.0% to 5.75% which resulted in an actuarial loss of $176,000. As a result of the above the unfunded status of our plan decreased from $1.7 million at January 1, 2005 to $1.2 million at December 31, 2005. We believe that, based on our actuarial assumptions, we will be required to continue to make cash contributions to our plan.
During 2005, the Company contributed $0.3 million to the plan, which was the minimum required for the 2005 plan year. During 2006, the Company expects to contribute $0.3 million to the plan which is the minimum required for the 2006 plan year. In the absence of significant changes, it is estimated that the minimum required contribution for the 2007 plan year will be approximately $0.3 million. See Note E to the Consolidated Financial Statements for further discussion.
The Company’s significant accounting policies are more fully described in Note A to the Company’s Consolidated Financial Statements.
QUANTITATIVE AND QUALITATIVE DISCLOSURES ABOUT MARKET RISK
Qualitative:
Interest rate risk related to its notes payable and long-term debt is the primary source of financial market risk to the Company. Changes in interest rates can potentially impact the Company’s profitability and its ability to realize assets and satisfy liabilities.
The interest rate risk is limited, however, to the exposure related to those debt instruments and credit facilities which have interest rates that vary with market rates. After the Company’s 2005 Refinancing, the only variable rate debt instruments are the revolving line of credit and the equipment line of credit. A hypothetical increase of 1% in the interest rate would have no effect on the interest charged on the revolving line of credit and equipment line of credit since their balances at December 31, 2005 were $0.
The Company also maintains two mortgage loans at fixed interest rates, however, the interest rates are adjusted every five years to reflect a current index rate plus certain percentages. See Note D to the Consolidated Financial Statements. A hypothetical increase of 1% in the interest rate at the March 2006 adjustment date for the first mortgage will increase annual interest expense at that time by approximately $18,000. A hypothetical increase of

1% in the interest rate at the April 2009 adjustment date for the TD Banknorth N.A. mortgage will increase annual interest expense at that time by approximately $14,000.
Quantitative:

	Maturing less	Maturing greater
	than one year	than one year
Long-term debt:
Amount	$1,404,053	$7,791,530
Weighted average interest rate	6.7%	6.8%
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
In December 2004, the FASB issued SFAS No. 123 (revised 2004), “Share-Based Payment”. SFAS 123 (revised 2004) requires companies to recognize in the statement of operations the grant-date fair value of stock options and other equity-based compensation. That cost will be recognized over the period during which an employee is required to provide service in exchange for the award, usually the vesting period. Subsequent changes in fair value during the requisite service period, measured at each reporting date, will be recognized as compensation cost over that period. The Company will be required to adopt SFAS No. 123 (revised 2004) in its first quarter of fiscal 2006. The Company is currently evaluating the impact of the adoption of SFAS 123 (revised 2004) on the Company’s financial position and results of operations.
In March 2005, the Financial Accounting Standards Board issued Interpretation No. 47, “Accounting for Conditional Asset Retirement Obligations (an interpretation of FASB No. 143)”. This Interpretation provides clarification with respect to the timing of liability recognition for legal obligations associated with the retirement of tangible long-lived assets when the timing and/or method of settlement of the obligation are conditional on a future event. Interpretation No. 47 is not expected to have a material impact on the Company’s financial position and results of operations.
Certain factors that may affect future results of operations
All statements other than historical statements contained in this annual report constitute “forward-looking statements” within the meaning of the Private Securities Litigation Reform Act of 1995. Without limitation, these forward looking statements include statements regarding the Company’s business strategy and plans, statements about the adequacy of the Company’s working capital and other financial resources, statements about the Company’s bank agreements, statements about the Company’s backlog, statements about the Company’s action to improve operating performance, and other statements herein that are not of a historical nature. These forward-looking statements rely on a number of assumptions concerning future events and are subject to a number of uncertainties and other factors, many of which are outside of the Company’s control, that could cause actual results to differ materially from such statements. These include, but are not limited to, factors which could affect demand for the Company’s products and services such as general economic conditions and economic conditions in the aerospace industry and the other industries in which the Company competes; competition from the Company’s competitors; the Company’s ability to effectively use business-to-business tools on the Internet to improve operating results; the adequacy of the Company’s revolving credit facility and other sources of capital; and other factors discussed in the Company’s annual report on Form 10-K for the year ended December 31, 2005. The Company disclaims any intention or obligation to update or revise any forward-looking statements, whether as a result of new information, future events or otherwise.

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM
To the Shareholders and Board of Directors of
     EDAC Technologies Corporation
We have audited the accompanying consolidated balance sheets of EDAC Technologies Corporation and subsidiaries (the “Company”) as of December 31, 2005 and January 1, 2005, and the related consolidated statements of operations, changes in shareholders’ equity and comprehensive income (loss) and cash flows for each of the years in the three-year period ended December 31, 2005. These consolidated financial statements are the responsibility of the Company’s management. Our responsibility is to express an opinion on these consolidated financial statements based on our audits.
We conducted our audits in accordance with the standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the consolidated financial statements are free of material misstatement. The Company is not required to have, nor were we engaged to perform, an audit of its internal control over financial reporting. Our audit included consideration of internal control over financial reporting as a basis for designing audit procedures that are appropriate in the circumstances, but not for the purpose of expressing an opinion on the effectiveness of the Company’s internal control over financial reporting. Accordingly, we express no such opinion. An audit also includes examining, on a test basis, evidence supporting the amounts and disclosures in the consolidated financial statements, assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.
In our opinion, the consolidated financial statements referred to above present fairly, in all material respects, the financial position of EDAC Technologies Corporation and subsidiaries as of December 31, 2005 and January 1, 2005, and the results of their operations and their cash flows for each of the years in the three-year period ended December 31, 2005 in conformity with accounting principles generally accepted in the United States of America.
/s/ Carlin, Charron & Rosen LLP
Glastonbury, Connecticut
March 3, 2006

EDAC TECHNOLOGIES CORPORATION
CONSOLIDATED BALANCE SHEETS
As of December 31, 2005 and January 1, 2005

	December 31,	January 1,
	2005	2005
ASSETS

CURRENT ASSETS:
Cash	$2,468,964	$549,198
Accounts receivable (net of allowance for for doubtful accounts of $184,000 as of December 31, 2005 and $234,000 as of January 1, 2005)	5,587,305	6,573,114
Inventories, net	4,296,839	4,454,937
Prepaid expenses and other current assets	81,210	57,290
Refundable income taxes	54,984	330,869
Deferred income taxes	769,864	733,583

Total current assets	13,259,166	12,698,991

PROPERTY, PLANT AND EQUIPMENT, at cost:
Land	632,821	632,821
Buildings and improvements	6,316,490	6,289,625
Machinery and equipment	20,879,703	18,954,913

	27,829,014	25,877,359
Less: accumulated depreciation	18,861,156	17,297,856

	8,967,858	8,579,503

DEFERRED INCOME TAXES	1,440,989	766,417

OTHER ASSETS	108,833	102,183

TOTAL ASSETS	$23,776,846	$22,147,094

See notes to consolidated financial statements.

EDAC TECHNOLOGIES CORPORATION
CONSOLIDATED BALANCE SHEETS (CONTINUED)
As of December 31, 2005 and January 1, 2005

	December 31,	January 1,
	2005	2005
LIABILITIES AND SHAREHOLDERS’ EQUITY

CURRENT LIABILITIES:
Revolving line of credit	$—	$580,555
Current portion of long-term debt	1,404,053	1,030,282
Trade accounts payable	2,427,866	3,249,892
Employee compensation and amounts withheld	1,397,897	1,228,975
Accrued expenses	706,861	502,450
Customer advances	284,671	363,745

Total current liabilities	6,221,348	6,955,899

LONG-TERM DEBT, less current portion	7,791,530	8,564,927

OTHER LIABILITIES	965,823	1,423,054

COMMITMENTS AND CONTINGENCIES (NOTE G)

SHAREHOLDERS’ EQUITY:
Common stock, par value $.0025 per share; 10,000,000 shares authorized; issued and outstanding— 4,504,270 on December 31, 2005 and 4,444,438 on January 1, 2005	11,261	11,111
Additional paid-in capital	9,452,525	9,377,508
Retained earnings/(accumulated deficit)	1,016,784	(2,282,044)

	10,480,570	7,106,575
Less: accumulated other comprehensive loss	1,682,425	1,903,196
treasury stock, 0 shares on December 31, 2005 and 235 shares on January 1, 2005	—	165

Total shareholders’ equity	8,798,145	5,203,214

TOTAL LIABILITIES AND SHAREHOLDERS’ EQUITY	$23,776,846	$22,147,094

See notes to consolidated financial statements.

EDAC TECHNOLOGIES CORPORATION
CONSOLIDATED STATEMENTS OF OPERATIONS
For the Fiscal Years Ended December 31, 2005,
  January 1, 2005 and January 3, 2004

	FISCAL YEAR
	2005	2004	2003
Sales	$35,045,033	$33,247,019	$25,677,087

Cost of Sales	29,075,091	29,199,047	22,950,242

Gross Profit	5,969,942	4,047,972	2,726,845

Selling, General and Administrative Expenses	3,170,002	2,632,084	2,869,897

Income (Loss) From Operations	2,799,940	1,415,888	(143,052)

Non-Operating Income (Expense):
Gain on Debt Forgiveness	750,000	250,000	—
Gain on Debt Restructuring	—	—	7,253,203
Other	26,299	—	147,126
Interest Expense	(619,452)	(634,618)	(678,489)

Income Before Income Taxes	2,956,787	1,031,270	6,578,788

Benefit from Income Taxes	342,041	1,830,695	—

Net Income	$3,298,828	$2,861,965	$6,578,788

Basic Income Per Common Share:	$0.74	$0.64	$1.49

Diluted Income Per Common Share:	$0.69	$0.62	$1.46

See notes to consolidated financial statements.

EDAC TECHNOLOGIES CORPORATION
CONSOLIDATED STATEMENTS OF CASH FLOWS
For the Fiscal Years Ended December 31, 2005,
  January 1, 2005 and January 3, 2004

	FISCAL YEAR
	2005	2004	2003
Operating Activities:
Net income	$3,298,828	$2,861,965	$6,578,788
Adjustments to reconcile net income to net cash provided by operating activities:
Gain on debt forgiveness	(750,000)	(250,000)	—
Gain on debt restructuring	—	—	(7,253,203)
Depreciation and amortization	1,826,980	1,790,731	1,814,513
Write-up of land, building and equipment	—	—	(177,000)
Deferred income taxes	(710,853)	(1,500,351)	—
Gain on sale of property, plant and equipment	(10,000)	—	(38,008)
Stock option grants and modifications	—	—	5,000
Compensation expense pursuant to exercise of stock options	37,176	—	—
Provision for inventory reserve	59,000	25,000	—
Provision for doubtful accounts receivable	46,147	762	—
Changes in operating assets and liabilities:
Accounts receivable	939,662	(3,419,378)	(263,049)
Refundable income taxes	275,885	(330,869)	641,193
Inventories	99,098	131,316	816,683
Prepaid expenses and other current assets	(23,920)	3,134	14,467
Trade accounts payable	(822,026)	1,151,477	(188,632)
Other current liabilities	36,966	527,199	(1,190,421)

Net cash provided by operating activities	4,302,943	990,986	760,331

Investing Activities:
Additions to property, plant and equipment	(1,319,249)	(201,731)	(259,927)
Proceeds from sales of property, plant and equipment	10,000	—	141,189

Net cash used in investing activities	(1,309,249)	(201,731)	(118,738)

Financing Activities:
(Decrease) increase in revolving line of credit	(580,555)	2,034,192	1,882,012
Repayments of long-term debt	(1,183,362)	(3,933,592)	(2,582,090)
Borrowings on long-term debt	721,000	1,659,000	—
Deferred loan fees	(69,167)	(93,808)	(69,065)
Proceeds from exercise of common stock options	38,156	—	14,200

Net cash used in financing activities	(1,073,928)	(334,208)	(754,943)

Increase (decrease) in cash	1,919,766	455,047	(113,350)

Cash at beginning of year	549,198	94,151	207,501

Cash at end of year	$2,468,964	$549,198	$94,151

Supplemental Disclosure of Cash Flow Information:
Interest paid	$665,573	$620,022	$704,800
Income taxes paid (refunded)	206,138	67,950	(697,068)
Non-Cash Transaction:
Capital lease obligation and equipment financing	812,736	190,000	168,973
See notes to consolidated financial statements.

EDAC TECHNOLOGIES CORPORATION
CONSOLIDATED STATEMENTS OF CHANGES IN SHAREHOLDERS’ EQUITY
AND COMPREHENSIVE INCOME (LOSS)
For the Fiscal Years Ended December 31, 2005,
  January 1, 2005 and January 3, 2004

				Accumulated
		Additional	Retained Earnings	Other Comprehensive
	Common Stock	Paid-in Capital	(Accumulated Deficit)	Loss	Treasury stock	Total
Balances at December 28, 2002	$11,040	$9,358,379	($11,722,797)	($2,048,014)	$—	($4,401,392)

Comprehensive income:
Net income	—	—	6,578,788	—	—	6,578,788
Minimum pension liability, net of $0 tax provision	—	—	—	548,811	—	548,811

Total comprehensive income						7,127,599

Stock option modification	—	5,000	—	—	—	5,000
Exercise of stock options	71	14,129	—	—	—	14,200
Treasury stock	—	—	—	—	(165)	(165)

Balances at January 3, 2004	11,111	9,377,508	(5,144,009)	(1,499,203)	(165)	2,745,242

Comprehensive income:
Net income	—	—	2,861,965	—	—	2,861,965
Minimum pension liability, net of $0 tax benefit	—	—	—	(403,993)	—	(403,993)

Total comprehensive income						2,457,972

Balances at January 1, 2005	11,111	9,377,508	(2,282,044)	(1,903,196)	(165)	5,203,214

Comprehensive income:
Net income	—	—	3,298,828	—	—	3,298,828
Minimum pension liability, net of income taxes of $140,853	—	—	—	220,771	—	220,771

Total comprehensive income						3,519,599

Exercise of stock options	150	75,017	—	—	165	75,332

Balances at December 31, 2005	$11,261	$9,452,525	$1,016,784	($1,682,425)	$—	$8,798,145

See notes to consolidated financial statements.

EDAC TECHNOLOGIES CORPORATION
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
For the Years Ended December 31, 2005, January 1, 2005 and January 3, 2004
NOTE A — ORGANIZATION AND BUSINESS AND SIGNIFICANT ACCOUNTING POLICIES
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
Fiscal Year: The Company’s fiscal year is a 52 or 53-week period ending on the Saturday closest to December 31. Fiscal 2005 and 2004 were 52-week years that ended on December 31, 2005, and January 1, 2005, respectively. Fiscal 2003 was a 53-week year that ended on January 3, 2004.
Estimates: The preparation of financial statements in conformity with accounting principles generally accepted in the United States of America requires management to make estimates and assumptions that affect certain of the amounts and disclosures reflected in the consolidated financial statements. Actual results could differ from those estimates.
Cash and Cash Equivalents: For the purpose of the statement of cash flows, the Company defines cash equivalents as highly liquid instruments with an original maturity of three months or less. The Company had no cash equivalents at December 31, 2005 and January 1, 2005.
Revenue Recognition: Sales are generally recorded when goods are shipped to the Company’s customers. The Company defers revenue recognition on certain product shipments until customer acceptance, including inspection and installation requirements, as defined, are achieved.
Inventories: Inventories are stated at the lower of cost (first-in, first-out method) or market. Provisions for slow moving and obsolete inventory are provided based on historical experience and product demand. As of December 31, 2005 and January 1, 2005, inventories consist of the following:

	December 31, 2005	January 1, 2005
Raw materials	$998,300	$893,452
Work-in-progress	2,880,942	2,837,222
Finished goods	1,098,339	1,392,283

	4,977,581	5,122,957
Less: reserve for excess and obsolete	(680,742)	(668,020)

Inventories, net	$4,296,839	$4,454,937

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

Long-Lived Assets: Property, plant and equipment are stated at cost. Provisions for depreciation and amortization for financial reporting purposes, are computed using the straight-line method over 3 to 12 years for machinery and equipment and 25 years for buildings. Depreciation expense was $1,743,630, $1,755,355, and $1,779,199, for 2005, 2004, and 2003, respectively.
The Company reviews its investments in long-lived assets for impairment whenever events or changes in circumstances indicate that the carrying amount of an asset may not be recoverable. The Company recognizes impairment when the carrying amount of the asset exceeds its estimated fair value. During 2003, the Company determined that it would utilize a portion and lease a portion of a building that it had previously engaged a broker to sell. As a result of the decision not to sell, the Company recognized a gain of $177,000 in 2003 based on the amount by which the reversal of the estimated costs to sell exceeded the depreciation expense that would have been recognized had the land and building been continually classified as held and used.
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
Earnings Per Share: Basic earnings per common share is based on the average number of common shares outstanding during the year. Diluted earnings per common share assumes, in addition to the above, a dilutive effect of common share equivalents during the year. Common share equivalents represent dilutive stock options using the treasury method, which results in the issuance of common shares in an amount less than the options exercised. The number of shares used in the earnings per common share computation for fiscal 2005, 2004, and 2003, are as follows:

	2005	2004	2003
Basic:
Weighted average common shares outstanding	4,487,080	4,444,203	4,425,309

Diluted:
Dilutive effect of stock options	285,586	200,444	76,742

Weighted average shares diluted	4,772,666	4,644,647	4,502,051

Options excluded since anti-dilutive	77,000	109,500	317,500

Comprehensive Income (Loss): Comprehensive income (loss), which is reported on the accompanying consolidated statement of changes in shareholders’ equity and comprehensive income (loss) as a component of accumulated other comprehensive income (loss), consists of net income (loss) and other gains and losses affecting shareholders’ equity that, under accounting principles generally accepted in the United States of America, are excluded from net income (loss). For the Company, comprehensive income (loss) consists of gains and losses related to the Company’s minimum pension liability.
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

The Company has computed the pro forma disclosures required under SFAS No. 123, “Accounting for Stock-Based Compensation” for options granted in fiscal 2005, 2004 and 2003 using the Black-Scholes option pricing model prescribed by SFAS No. 123. The weighted average assumptions used are as follows:

	2005	2004	2003
Risk free interest rate	3.9—4.3%	2.0—4.4%	2.10%
Expected dividend yield	None	None	None
Expected lives	3 years	3 years	3 years
Expected volatility	49.1—53.9%	54.9–74.9%	119%
Had compensation cost for the Company’s employee stock option plans been determined based on the fair value at the grant dates of awards under these plans consistent with the methodology of SFAS No. 123, the Company’s net income would have been adjusted to reflect the following pro forma amounts:

	2005	2004	2003
Net income:
As reported	$3,298,828	$2,861,965	$6,578,788
Effect of stock-based employee compensation expense determined under fair valuation method for all awards, net of any related tax effects	(27,252)	(6,075)	(29,794)

Pro forma	$3,271,576	$2,855,890	$6,548,994

	2005	2004	2003
Net income per common share:
Basic earnings per share:
As reported	$0.74	$0.64	$1.49
Pro forma	0.73	0.64	1.48

Diluted earnings per share:
As reported	$0.69	$0.62	$1.46
Pro forma	0.69	0.61	1.45
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
In December 2004, the FASB issued SFAS No. 123 (revised 2004), “Share-Based Payment”. SFAS 123 (revised 2004) requires companies to recognize in the statement of operations the grant-date fair value of stock options and other equity-based compensation. That cost will be recognized over the period during which an employee is required to provide service in exchange for the award, usually the vesting period. Subsequent changes in fair value during the requisite service period, measured at each reporting date, will be recognized as compensation cost over that period. The Company will be required to adopt SFAS No. 123 (revised 2004) in its first quarter of fiscal 2006. The Company is currently evaluating the impact of the adoption of SFAS 123 (revised 2004) on the Company’s financial position and results of operations.
In March 2005, the Financial Accounting Standards Board issued Interpretation No. 47, “Accounting for Conditional Asset Retirement Obligations (an interpretation of FASB No. 143)”. This Interpretation provides clarification with respect to the timing of liability recognition for legal obligations associated with the retirement of tangible long-lived assets when the timing and/or method of settlement of the obligation are conditional on a future event. Interpretation No. 47 is not expected to have a material impact on the Company’s financial position and results of operations.
Reclassifications: Certain reclassifications have been made to the prior year financial statements to conform with the current year presentation.
NOTE B — FINANCIAL INSTRUMENTS
Concentrations of Credit Risk
The Company’s financial instruments that are subject to concentrations of credit risk consist of cash and accounts receivable.
The Company places its cash deposits with a high credit quality financial institution. Bank deposits may at times be in excess of the federal depository insurance limit.
At December 31, 2005, the Company had $1,427,000, or 26%, of trade receivables due from a consumer products company and $878,000 or 16% due from an aerospace company. Sales to the consumer products company for 2005, 2004 and 2003, amounted to 36%, 39% and 12%, respectively, of the Company’s sales. Sales to the aerospace company for 2005, 2004 and 2003, amounted to 21%, 34% and 45%, respectively, of the Company’s sales. The Company’s international sales for 2005, 2004 and 2003, amounted to 3.8%, 0.6% and 0.2%, respectively, of the Company’s sales. The Company reviews a customer’s credit history before extending credit and typically does not require collateral. The Company establishes an allowance for doubtful accounts based upon factors surrounding the credit risk of specific customers, historical trends and other information. Such losses have been within management’s expectations.
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
NOTE C — COMMON STOCK AND STOCK OPTIONS
The Company has issued stock options that are exercisable as of December 31, 2005 from the 1996 Stock Option Plan, the 1998 Employee Stock Option Plan, the 2000 Employee Stock Option Plan and the 2000-B Employee Stock Option Plan. The terms of the options and vesting requirements shall be for such period as the Compensation Committee designates. The option price is not less than the fair market value of the shares on the date of the grant.

A summary of the status of the Company’s stock option plans as of December 31, 2005, January 1, 2005 and January 3, 2004, and changes during the years then ended is presented below:

	2005		2004		2003
		Weighted-		Weighted-		Weighted-
		Average		Average		Average
		Exercise		Exercise		Exercise
	Shares	Price	Shares	Price	Shares	Price
Outstanding at beginning of year	555,600	$1.36	540,600	$1.36	644,200	$1.36
Granted	55,000	3.71	15,000	1.67	10,000	1.10
Exercised	(60,067)	0.64	—	—	(28,400)	0.50
Expired/Forfeited	(60,833)	1.86	—	—	(85,200)	1.74

Outstanding at end of year	489,700	1.62	555,600	1.36	540,600	1.36

Options exercisable at year-end	431,365	1.45	531,434	1.37	455,435	1.48

Weighted-average fair value of options granted during the year	$2.61		$1.11		$1.04

      The following table summarizes information about stock options outstanding at December 31, 2005:

	Options Outstanding			Options Exercisable
		Weighted-
	Number	Average	Weighted-	Number	Weighted-
	Outstanding	Remaining	Average	Exercisable	Average
Exercise Price	At	Contractual	Exercise	At	Exercise
Range	12/31/05	Life (in years)	Price	12/31/05	Price
$0.51 to $1.00	240,200	5.75	0.70	240,200	0.70
$1.01 to $2.00	107,500	5.91	1.34	94,165	1.32
$2.01 to $5.91	142,000	4.91	3.40	97,000	3.45

$0.51 to $5.91	489,700	5.54	1.62	431,365	1.45

During 2003, the expiration date for vested stock options previously granted to a former director of the Company was changed to May 20, 2006. In accordance with this modification, the Company recorded a charge of $5,000 in 2003.

NOTE D — NOTES PAYABLE AND LONG-TERM DEBT
Notes payable and long-term debt consists of the following:

	Dec. 31, 2005	Jan. 1, 2005
Revolving line of credit (1)	$—	$4,585,024

Term notes payable to TD Banknorth N.A. (1)	4,843,765	—

Term loans payable to then primary lender (1)	—	995,531

Mortgage loan payable to TD Banknorth N.A. (2)	1,584,876	1,628,509

Note payable to former lender (3)	—	750,000

Mortgage loan payable to bank (4)	1,783,642	1,842,653

Equipment notes payable	16,099	675

Capital lease obligations	967,201	373,372

	9,195,583	10,175,764
Less — revolving line of credit	—	580,555	(1)
Less — current portion of long-term debt	1,404,053	1,030,282	(1)

	$7,791,530	$8,564,927

(1) As of January 1, 2005, the Company’s credit facility with its then primary lender, had (i) $4,585,024 outstanding on the revolver with $1,800,000 available for additional borrowings and (ii) term loans in the amount of $995,531 payable in monthly principal payments of $122,734 plus accrued interest with a balloon payment due upon expiration of the facility on January 3, 2005. Interest rates were based on the index rate (30 day dealer placed commercial paper) plus 3.75% (6.09% at January 1, 2005) for the revolving credit line and the index rate plus 4% (6.34% at January 1, 2005) for the term loans. The lender had a first security interest in accounts receivable, inventory, equipment and other assets. This lender was paid in full on January 3, 2005, via the January 2005 Refinancing as described below.
On January 3, 2005, the Company refinanced all of its loan facilities with its then primary lender with financing from TD Banknorth N.A. (the “January 2005 Refinancing”). The TD Banknorth N.A. credit facility includes a revolving line of credit which provides for borrowings up to $5,000,000, a term loan of $5,000,000 and an equipment line of credit which provided for borrowings up to $2,300,000 (as amended on August 23, 2005). The revolving line of credit is limited to an amount determined by a formula based on percentages of receivables and inventory and bears interest at a variable rate equal to the highest Prime Rate as published in the Wall Street Journal (as amended on November 22, 2005), adjusted daily (7.25% at December 31, 2005). The term loan is payable in 60 monthly payments of $97,560 including interest at 6.3% and has a balance of $4,122,765 as of December 31, 2005. The equipment line of credit provides advances to purchase eligible equipment and bears interest at a variable rate equal to the highest Prime Rate as published in the Wall Street Journal the rate (as amended on November 22, 2005), adjusted daily. The amounts advanced on the equipment line of credit will convert to a term note on July 31, 2006, unless converted earlier at the option of the Company, with monthly payments of principal and interest in an amount to amortize the then existing principal balance in 60 equal monthly payments including interest at the then FHLBB 5 year Regular Amortizing Advance Rate plus 2%. The credit facility gives TD Banknorth N.A. a first security interest in accounts receivable, inventory, equipment and other assets and prohibits the Company from paying cash dividends. As of December 31, 2005, there was no outstanding balance on either the revolving line of credit or the equipment line of credit, and the Company was in compliance with the related debt covenants.
On August 11, 2005, an amount of $793,189 was converted to a capital lease of which $512,362 had previously been financed under the equipment line of credit.

On December 29, 2005, the Company borrowed $721,000 under its equipment line of credit with TD Banknorth N.A. to finance the purchase price of recently acquired machinery & equipment and elected to immediately convert such borrowings into a term note, which is payable in 60 monthly payments of $14,276 including interest at 6.9%. The amount of the term note was deducted from the Company’s $2,300,000 equipment line of credit with TD Banknorth N.A. leaving $1,579,000 available for borrowings.
The classification of long-term, current and revolving debt was determined in the accompanying January 1, 2005 consolidated balance sheet after consideration of the January 2005 Refinancing.
(2) On March 5, 2004, TD Banknorth N.A. refinanced the note payable to the former shareholders of Apex Machine Tool Company Inc, paying that note in full (the “March 2004 Refinancing”). The new loan, which is secured by a mortgage on the Company’s real property located at Spring Lane in Farmington Connecticut, is due in 120 monthly installments of $12,452 including interest at 6.49% with a balloon payment due on April 1, 2014. The monthly payment will be adjusted by the bank every 5 years to reflect interest at the Five Year FHLBB Amortizing Advance Rate plus 2.75%.
(3) On April 3, 2003, the Company’s primary lender previous to September 29, 2000, (“Former Lender”) canceled a Note to Former Lender in the amount of $9,728,000 including principal, interest and late fees in exchange for (i) a new promissory note in the principal amount of $1,325,000 and (ii) a new promissory note in the amount of $1,000,000 (collectively, the “New Notes”). The transaction resulted in the forgiveness of indebtedness and accrued interest and fees and was accounted for as a troubled debt restructuring. The Company recorded a gain on debt restructuring in 2003 of $7,253,203 representing the difference between the carrying value of the Note to Former Lender of $9,727,861, including accrued interest and fees, and the payments due under the new notes of $2,474,658, including interest and fees. The $1.325 million note was payable in 18 monthly installments of $73,611 plus interest at 7%. Final payment on the $1.325 million note was made on September 30, 2004. The $1 million note was non-interest bearing and was payable only upon the occurrence of certain events on or before March 31, 2005, including a change of control, sale of the Company or liquidation. The $1 million note was reduced to $750,000 on April 1, 2004, and was forgiven in it’s entirety on April 1, 2005, since none of such events had occurred or been initiated as of those dates. The Company recorded a gain on debt forgiveness of $250,000 and $750,000 in 2004 and 2005, respectively.
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
The following table sets forth leased property under capital leases.

Class of Property	2005	2004
Machinery & equipment	$1,494,061	$720,522
Less: accumulated amortization	268,187	164,335

	$1,225,874	$556,187

Amortization expense related to leased property under capital leases is included in depreciation expense disclosed in Note A.
Aggregate annual maturities of long-term debt for the five year period subsequent to December 31, 2005, are as follows: 2006—$1,404,053; 2007—$1,479,441; 2008—$1,570,885; 2009—$1,607,692; 2010—$405,301; 2011 and thereafter—$2,728,211.
NOTE E — PENSION PLANS
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
The following table sets forth the changes in benefit obligations and plan assets, and reconciles amounts recognized in the Company’s consolidated balance sheets (in thousands):

	2005	2004
Change in benefit obligation:
Benefit obligation at beginning of year	$6,339	$5,722
Interest cost	357	366
Actuarial loss (gain)	10	675
Benefits paid	(434)	(424)

Benefit obligation at end of year	$6,272	$6,339

Fair value of plan assets at beginning of year	$4,628	$4,399
Actual return on plan assets	546	446
Employer contribution	319	228
Expenses	(20)	(21)
Benefits paid	(434)	(424)

Fair value of plan assets at end of year	$5,039	$4,628

(Unfunded) funded status	$(1,233)	$(1,711)
Unrecognized net actuarial loss	2,059	2,420

Net amount recognized	$826	$709

Amounts recognized in the consolidated balance sheets consist of:
Employee compensation and amounts withheld	$(298)	$(319)
Other long-term liabilities	(935)	(1,392)

Total	$(1,233)	$(1,711)

Amounts recognized in the consolidated statement of changes in shareholders’ equity and comprehensive income (loss) consist of:
Additional minimum pension liability	$(2,059)	$(2,420)
Income tax benefit	377	517

Total	$(1,682)	$(1,903)

Components of net periodic benefit cost:
Interest cost	$356	$366
Expected return on plan assets	(296)	(280)
Amortization of actuarial loss	142	127

Net periodic pension expense	$202	$213

Weighted-average assumptions:
Discount rate	5.75%	6.00%
Expected return on plan assets	7.00%	7.00%
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
Plan Assets

	Target
	Allocation
Asset Category	2006	2005	2004
Equity securities	80%–90%	80%	65%
Debt securities	10%–15%	13%	27%
Real estate equity fund	0%–10%	5%	7%
Cash	0%–5%	2%	1%

Total		100%	100%

Cash Flows
Contributions
The Company expects to contribute $298,000 to its pension plan during 2006.
Estimated Future Benefit Payments
The following benefit payments are expected to be paid (in thousands):

2006	$417
2007	411
2008	403
2009	394
2010	408
Years 2011–2016	2,131
The Company maintains a defined contribution plan known as the EDAC Technologies Corporation 401(k) Retirement Plan. All employees who have completed at least three consecutive months of service and are age eighteen or older are eligible to participate. For 2005 and 2004, the Company did not provide matching contributions.
NOTE F — INCOME TAXES
The provision for (benefit from) income taxes is as follows (in thousands):

	2005	2004	2003
Current provision (benefit)	$509	$(331)	$—
Deferred (benefit)	(851)	(1,500)	—

Total (benefit from) income taxes	$(342)	$(1,831)	$—

The following table reconciles the expected federal tax provision applied to pre-tax income based on the federal statutory tax rate of 34% to the actual tax provision (benefit) (in thousands):

	2005	2004	2003
Income before income taxes	$2,957	$1,031	$6,579

Income tax provision at Federal statutory rate	$1,005	$351	$2,237

State income taxes, net of Federal benefit	(11)	—	—

Refunds receivable	(55)	(331)	—

Other	225	(419)	933

Change in tax valuation allowance	(1,506)	(1,432)	(3,170)

Total income tax (benefit) provision	$(342)	$(1,831)	$—

The tax effect of temporary differences giving rise to the Company’s deferred tax assets and liabilities are as follows (in thousands):

	2005	2004
Deferred tax assets:

Allowance for uncollectible accounts receivable	$72	$91
Debt	—	293
Employee compensation and amounts withheld	150	125
Accrued expenses	32	57
Unicap and inventory reserves	275	274
Net operating loss carryforwards	345	1,524
Alternative minimum tax credit carryforwards	802	348
State tax credits	106	160
Minimum pension liability (in equity)	801	741
Goodwill	2,216	2,515

	4,799	6,128
Valuation allowance	—	(1,506)

	4,799	4,622

Deferred tax liabilities:

Property, plant and equipment	2,485	3,048
Pension	103	74

	2,588	3,122

Net deferred tax asset	$2,211	$1,500

Reflected in consolidated balance sheets as:
Net current deferred tax asset	$770	$734
Net long-term deferred tax asset	1,441	766

	$2,211	$1,500

The increase in the net deferred tax asset from January 1, 2005 to December 31, 2005 of $711 is reflected in the accompanying consolidated financial statements as:

Deferred (benefit from) income taxes	$(851)
Deferred provision on minimum pension liability	140

$(711)

The Company will only recognize a deferred tax asset when, based upon available evidence, realization is more likely than not. During 2005, the Company concluded that it was more likely than not that the Company would realize all of its deferred tax assets and reversed its remaining valuation allowance. In making this determination, the Company considered both available positive and negative evidence including but not limited to results of operations in recent years, future taxable income and prudent and feasible tax planning strategies. In particular the Company considered the following factors and assumptions:
a)	The trend of earnings had been toward increased profitability for the past two years.

b)	Sales backlog had increased from $18.3 million at January 1, 2005 to $21.7 million at December 31, 2005.

c)	The Company has projected operating profitability for 2006.
As of January 1, 2005, the Company had concluded that it was more likely than not that the Company would realize $1,500,000 in deferred tax assets. Accordingly, the Company reduced its valuation allowance by $1,432,000. In prior years, the Company had provided a valuation allowance for the full amount of its net deferred tax assets.
The Company has federal and state net operating loss carryforwards of approximately $0.8 million and $1.6 million, respectively. The federal net operating losses will expire in 2023. Approximately $0.7 million of the state net operating loss will expire in 2022 and the balance of $0.9 will expire in 2023.
Due to the Company’s payment of alternative minimum tax in current and prior years, the Company has federal alternative minimum tax credit carryforwards of approximately $802,000. These credits do not expire and will be carried forward until used to offset the Company’s regular tax liability. State tax credits of approximately $106,000 relate to credits for property taxes paid on electronic data processing equipment, training expenses and capital investments. The state credits have a short carry forward period and will be expiring over the next five years.
NOTE G — COMMITMENTS AND CONTINGENCIES
Lease expense under operating leases was $6,622, $8,617, and $42,290, for 2005, 2004, and 2003, respectively. Minimum rental commitments as of December 31, 2005 for noncancelable operating leases with initial or remaining term of one year or more are as follows: 2006—$8,400; 2007—$8,525; 2008—$3,900; 2009—$4,700; 2010—$3,900; 2011 and thereafter— $6,175.
NOTE H — SEGMENT INFORMATION
Operating segments are defined as components of an enterprise about which financial information is available that is evaluated regularly by the Company’s President in deciding how to allocate resources and in assessing performance.
As a result of the Company’s restructuring commenced in the fourth quarter of 2002, the Company operates as one segment.

NOTE I — QUARTERLY DATA (Unaudited)
Following is selected quarterly data for 2005 and 2004. All quarterly information was obtained from unaudited consolidated financial statements not otherwise contained herein. The unaudited results for any quarter are not necessarily indicative of the results for any future period.

2005	1st quarter (1)	2nd quarter (2)	3rd quarter	4th quarter
Sales	$8,016,174	$8,899,338	$8,687,688	$9,441,833
Gross profit	1,347,282	1,535,727	1,474,628	1,612,305
Income from operations	620,391	689,836	649,148	840,565
Net income	962,702	1,315,780	389,805	630,541

Basic income per common share	$0.22	$0.29	$0.09	$0.14
Diluted income per common share	$0.20	$0.28	$0.08	$0.13

2004	1st quarter (1)	2nd quarter	3rd quarter(2)	4th quarter(2)
Sales	$7,306,493	$8,766,891	$7,542,469	$9,631,166
Gross profit	844,500	1,069,869	777,621	1,355,982
Income from operations	206,831	435,252	169,140	604,665
Net income	288,738	264,031	297,610	2,011,586

Basic income per common share	$0.06	$0.06	$0.07	$0.45
Diluted income per common share	$0.06	$0.06	$0.06	$0.43

(1)	In the first quarter of 2005 and the first quarter of 2004, the Company realized gains on debt forgiveness of $750,000 and $250,000, respectively.

(2)	In the second quarter of 2005 and in the fourth and third quarters of 2004, the Company realized a benefit from income taxes of $787,000, $1,566,541 and $281,154, respectively.

OFFICERS

Dominick A. Pagano	President and Chief Executive Officer
Luciano M. Melluzzo	Vice President and Chief Operating Officer
Glenn L. Purple	Vice President-Finance, Chief Financial Officer and Secretary
BOARD OF DIRECTORS

Daniel C. Tracy	Chairman
Dominick A. Pagano	President and Chief Executive Officer
Joseph Lebel	Private Investor
Stephen J. Raffay	Retired Vice-Chairman, Emhart Corporation
Ross C. Towne	President and Chief Financial Officer, The Washington Source, Inc.
CORPORATE OFFICES
1806 New Britain Avenue
Farmington, CT 06032
GENERAL COUNSEL
Robinson & Cole LLP
280 Trumbull Street
Hartford, CT 06103-3597

INDEPENDENT AUDITORS	TRANSFER AGENT

Carlin, Charron & Rosen, LLP	American Stock Transfer & Trust Company
628 Hebron Avenue	59 Maiden Lane
Glastonbury, CT 06033	New York, NY 10038
ANNUAL MEETING
The 2006 annual meeting of shareholders will be held on the date and at the time and place indicated in the Notice of Annual Meeting and Proxy Statement accompanying this report.
10-K INFORMATION
A copy of EDAC’s 2005 Annual Report on Form 10-K filed with the Securities and Exchange Commission is available without charge by writing to: Glenn L. Purple, Secretary, EDAC Technologies Corporation, 1806 New Britain Avenue, Farmington, CT 06032.