Form 10-K, Exhibit 13
period 2007-12-29
EDAC TECHNOLOGIES CORP
filed 2008-03-20
CIK 772572

EXHIBIT 13
EDAC Technologies Corporation
Annual Report
2007

2007 Annual Report
To Our Shareholders:
The toughest thing about success is that you’ve got to keep on being a success. Talent is only a starting point ...
Irving Berlin (1888 — 1989), 1958
Our 2007 results once again attest to our success at meeting the continuing challenges that always lie ahead, and to the talent of our employees. Over the past five years, you the shareholders have seen your equity improve by over $19 million.
During this time EDAC has slowly rebuilt, expanded and positioned itself to maximize opportunities both in the aerospace and machine tool markets. Within the aerospace sector we have become part of the supply chains for the engine program for the Boeing 777 and for the emerging engine programs for the Boeing Dreamliner 787 and the U.S. Military’s Joint Strike Force. In the machine tool sector we have expanded our composite mold design and build capabilities, and are transitioning into a mix of production based manufacturing for the industrial, military, space, energy and oil field sectors.
In 2007 we increased our Precision Aerospace sales to $26.3 million compared to $16.0 million in 2006. Our Precision Aerospace backlog increased to $23.9 million compared to $22.8 million at the end of 2006. In February 2008, we received an order of over $18 million from a new aerospace customer, increasing our Precision Aerospace backlog to $44.1 million. Deliveries to this jet engine manufacturer are scheduled from 2009 through 2012.
Our Apex Machine Tool product line continued to add new customers as a result of our ongoing diversification initiative. Apex sales increased to $19.7 million in 2007 compared to $18.1 million in 2006. Having increased our client base, the outlook for 2008 is strong.
Highlights for 2007 are as follows:
•	Sales increased to $50.0 million from $38.3 million in 2006.

•	Operating profits increased to $6.1 million from $2.9 million in 2006.

•	Net income more than doubled, improving to $3.4 million from $1.6 million in 2006.

•	Sales and operating profits improved for the fifth straight year.

•	Sales backlog increased from $28.8 million at December 30, 2006 to $30.1 million at December 29, 2007 and to $51.0 million at February 23, 2008.

•	Cash flow generated from operating activities exceeded $8.0 million.

•	Capital expenditures of $3.0 million.

In December 2007, we acquired the assets of MTU Aero Engines North America, Inc.’s Repair Business Unit. Operating now as EDAC’s Aero Engine Component Repair, this operation, located in Newington, Connecticut, is engaged in precision machining for the maintenance and repair of selected aircraft engine components.
None of this would have been possible without our employees, who are disciplined and committed to excellence, continuous improvement and above all hard work to ensure our continued success.
Having established a solid foundation, we are confident that EDAC will continue to prosper in 2008 and beyond. We are determined to continue the work needed to maximize shareholder value in the years ahead.

Sincerely yours,
/s/ Dominick A. Pagano
Dominick A. Pagano

EDAC Technologies: Organization and Mission
EDAC Technologies Corporation, founded in 1946, is a diversified public corporation. The Company operates as one company offering three major product lines: Precision Aerospace, Apex Machine Tool and Gros-Ite Spindles.
Precision Aerospace produces low pressure turbine cases, hubs, rings, disks and other complex, close tolerance components for all major aircraft engine and ground turbine manufacturers. This product line specializes in turnings and 4 and 5 axis milling of difficult-to-machine alloys such as waspalloy, hastalloy, inconnel, titanium, high nickel alloys, aluminum and stainless steels. Precision assembly services include assembly of jet engine sync rings, aircraft welding and riveting, post-assembly machining and sutton barrel finishing. With the addition in December 2007 of Aero Engine Component Repair, Precision Aerospace also is engaged in precision machining for the maintenance and repair of selected components in the aircraft engine industry. Geographic markets include the U.S., Canada, Mexico, Europe and Asia, although most of this product line’s sales come from the United States.
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
EDAC is ISO 9001-2000 Certified. Gros-Ite Precision Aerospace is AS9100:2004 Certified.
Mission
The mission of EDAC is to be the company of choice for customers, shareholders, employees and the community at large. We believe that this can be achieved by being flexible and easy to work with, providing customers with benchmark quality, service and value, providing shareholders superior return on their investment, developing a world class working environment for employee health, safety, security and career growth, and acting as a good corporate citizen through support of the local community and charities.
MARKETING AND COMPETITION
EDAC designs, manufactures and services tooling, fixtures, molds, jet engine components and machine spindles, satisfying the highest precision requirements of some of the most exacting customers in the world. This high skill level has been developed through more than 50 years of involvement with the aerospace industry. In the aerospace market, EDAC has been actively pursuing qualification as a supplier of products to the military. Beyond aerospace, EDAC continues to expand its manufacturing services to a broad base of industrial customers.
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
EDAC’s competitive advantage is enhanced not only by the extra level of expertise gained through our experience in the aerospace industry, but also by our ability to provide customers with high quality, high precision, and quick turnaround support, from design to delivery. We believe that this comprehensive end-to-end service capability sets us apart. It is also indicative of our commitment to seek continuous improvement and utilization of the latest technology. Such commitment, we believe, will boost our productivity and make us ready to respond effectively to the increasing price pressure in a very competitive marketplace.
MARKET INFORMATION
The Company’s Common Stock trades on The Nasdaq Capital Market under the symbol: “EDAC”.
High and low sales prices per share during each fiscal quarter of the past two fiscal years were as follows:

	2007		2006
	High	Low	High	Low

First Quarter	$5.15	$3.00	$4.08	$3.20
Second Quarter	9.85	4.75	4.25	3.45
Third Quarter	9.86	6.54	3.65	3.10
Fourth Quarter	11.40	7.51	3.30	2.50
The information provided above reflects inter-dealer prices, without retail mark-ups, markdowns or commissions and may not represent actual transactions.
The approximate number of shareholders of record plus beneficial shareholders of the Company’s Common Stock at February 29, 2008 was 1,890.
The Company has never paid cash dividends. The Company must obtain approval from its primary lender prior to paying any cash dividends (See Note D to the Consolidated Financial Statements and Management’s Discussion and Analysis of Financial Condition and Results of Operations included elsewhere in this report).
Shareholder Return Performance Graph
The following performance graph compares the five year cumulative total shareholder return from investing $100 on December 28, 2002 in the Company’s Common Stock to (i) the Total Return Index for The Nasdaq Stock Market (U.S. Companies) (the “Nasdaq (US) Index”) and (ii) the Total Return Index for Nasdaq Trucking and Transportation Stocks (the “Nasdaq Transportation Index”).

Comparison of Five-Year Cumulative Total Return of EDAC Common Stock, Nasdaq (US)
Index and Nasdaq Transportation Index

		Nasdaq
	Nasdaq (US)	Transportation	EDAC Technologies
Fiscal Year Ended	Index	Index	Corporation
December 28, 2002	$100.00	$100.00	$100.00
January 3, 2004	148.33	143.99	205.88
January 1, 2005	161.10	183.86	313.73
December 31, 2005	164.53	192.08	725.49
December 30, 2006	180.76	223.32	598.04
December 29, 2007	197.62	242.32	2,090.20

SELECTED FINANCIAL INFORMATION
The following selected financial information for each of the two most recent fiscal years has been derived from the Company’s audited financial statements. The following data is qualified by reference to and should be read in conjunction with the Company’s audited financial statements and notes thereto and “Management’s Discussion and Analysis of Financial Condition and Results of Operations.”
The Company operates on a fiscal year basis. The Company’s fiscal year is a 52 or 53-week period ending on the Saturday closest to December 31. All years presented were 52-week years.
SELECTED INCOME STATEMENT DATA

	2007	2006
	(In thousands, except per share data)

Sales	$50,019	$38,329

Net income	$3,449	$1,554

Earnings per common share:
Basic	$0.75	$0.34

Diluted	$0.70	$0.32

SELECTED BALANCE SHEET DATA

	2007	2006
	(In thousands)

Current assets	$18,792	$16,900
Total assets	31,763	28,565
Current liabilities	8,928	9,690
Working capital	9,864	7,210
Long-term liabilities	7,653	8,246
Shareholders’ equity	15,181	10,630

MANAGEMENT’S DISCUSSION AND ANALYSIS OF FINANCIAL CONDITION AND RESULTS OF OPERATIONS
RESULTS OF OPERATIONS
The following discussion should be read in conjunction with the Consolidated Financial Statements of the Company and related notes thereto.
Sales to the Company’s principal markets are as follows (in thousands):

	2007	2006
Aerospace customers	$37,041	$23,597
Other	12,978	14,732

Total	$50,019	$38,329

Sales by product line are as follows (in thousands):

	2007	2006
Precision Aerospace	$26,319	$16,023
Apex Machine Tool	19,678	18,128
Gros-Ite Spindles	4,022	4,178

Total	$50,019	$38,329

2007 vs. 2006
Sales
The Company’s sales increased $11,690,000, or 30.5%, from $38,329,000 in 2006 to $50,019,000 in 2007. Sales to aerospace customers increased $13,444,000, or 57.0% from 2006 to 2007, primarily because of increased sales to the commercial and military jet engine industry. Sales to non-aerospace customers decreased $1,754,000 or 11.9% from 2006 to 2007, primarily due to decreased sales to a major customer in the consumer products industry. As of December 29, 2007, sales backlog was approximately $30,100,000, compared to approximately $28,800,000 at December 30, 2006. The sales backlog increase is primarily due to increased orders in our Precision Aerospace product line partially offset by decreased orders in our Gros-Ite Spindles product lines. The Company presently expects to complete approximately $21,400,000 of the December 29, 2007 backlog during the 2008 fiscal year. Total Company backlog increased from $30.1 million at December 29, 2007 to $51.0 million at February 23, 2008. Approximately $18 million of this increase was from a new aerospace customer with deliveries scheduled from 2009 through 2012.
Sales for the Precision Aerospace product line increased $10,296,000, or 64.3%, from $16,023,000 in 2006 to $26,319,000 in 2007. The increase was due to increased shipments of jet engine parts to its major aerospace customers. During 2007 the Company acquired two large machines to increase its machining capacity for large commercial jet engine parts. Due to the Company’s aerospace customers changing their delivery schedules, shipments in the first and possibly second quarters of 2008 will be down compared to 2007 levels and will cause the Company’s overall sales to be down in the first and possibly second quarters of 2008 compared to 2007 levels. The Company believes that this is a temporary condition and further believes that the aerospace industry’s demand for its machining services will continue to increase. To further increase machining capacity in support of the Precision Aerospace product line, the Company plans on spending $2,300,000 to $3,600,000 for additional machinery and equipment to be delivered in 2008. The Company’s sales backlog for Precision Aerospace increased from $22.8 million at December 30, 2006 to $23.9 million at December 29, 2007 and to $44.1 million at February 23, 2008. Approximately $18,000,000 of this increase was from the new aerospace customer referred to above with deliveries scheduled from 2009 through 2012.

Sales for the Apex Machine Tool product line increased $1,550,000, or 8.6%, from $18,128,000 in 2006 to $19,678,000 in 2007. The increase was due to sales to new customers and increased sales to existing customers. The Company anticipated a decrease in demand on certain tooling programs from a major customer in the consumer products industry during 2007. However, the Company continued its diversification initiative resulting in increased sales. The Company will continue with its diversification initiative to further increase its customer base. Sales backlog for the Apex Machine Tool product line increased from $5.3 million at December 30, 2006 to $5.5 million at December 29, 2007.
Sales for the Gros-Ite Spindles product line decreased $156,000, or 3.7%, from $4,178,000 in 2006 to $4,022,000 in 2007. This decrease was due to slightly decreased demand for the repair of spindles. The Company believes, based on indications from its customers, that demand for both new spindles and the repair of spindles will remain flat for 2008. An effort will be made in 2008 to increase the volume of repair business, depending on the conditions in the industry.
On December 14, 2007, the Company acquired certain assets of MTU Aero Engines North America, Inc.’s Repair Business Unit. The acquisition was accounted for under the purchase method of accounting with the assets acquired, recorded at their fair values at the date of acquisition. The results of operations of the acquired business have been included in the Consolidated Statement of Operations beginning as of the effective date of acquisition. The acquisition further diversifies our core Aerospace business to adjacent markets and is consistent with our long term growth plan.
During 2007, the Company increased its manufacturing floor space by approximately 6,000 square feet by moving certain machinery and equipment into a reconditioned facility that had previously been utilized for warehousing space.
Cost of Sales
Cost of sales as a percentage of sales decreased in 2007 to 80.0% from 83.7% in 2006. This decrease was primarily due to productivity improvements and sales levels increasing in the Precision Aerospace and Apex product lines greater than manufacturing costs due to the fixed element or semi-variable element of certain manufacturing costs.
Selling, General and Administrative Expenses
Selling, general and administrative expenses were $3,922,000 in 2007, representing an increase of $553,000, or 16.4%, from the 2006 level of $3,369,000. The increase was due to increases in share-based compensation, bad debt expense, bonus and profit sharing expense, partially offset by a decrease in pension expense related to the Company’s frozen defined benefit plan.
Interest Expense
Interest expense for 2007 increased $57,000 to $721,000 from $664,000 in 2006. This was due to increased borrowing levels compared to 2006. See Note D to the Consolidated Financial Statements.
Provision for Income Taxes
The income tax provision for 2007 was calculated using an effective rate of 36%, compared to 33% in 2006.
For additional discussion of income taxes, see “Critical Accounting Policies and Estimates — Income Taxes” and Note F to the Consolidated Financial Statements.
LIQUIDITY AND CAPITAL RESOURCES
The Company has met its working capital needs through funds generated from operations. The Company assesses its liquidity in terms of its ability to generate cash to fund its operating and investing activities. A decrease in product demand would impact the availability of funds. Of particular importance to the Company’s liquidity are cash flows generated from operating activities, capital expenditure levels and borrowings on the revolving credit facility.
Long-term Debt and Revolving Line of Credit
Notes payable and long-term debt consists of the following:

	Dec. 29, 2007	Dec. 30, 2006
Revolving line of credit	$—	$1,000,000

Term notes	5,834,479	5,970,644

Mortgage loans	3,138,313	3,257,660

Equipment notes payable	2,999	9,806

Capital lease obligations	514,682	739,046

	9,490,473	10,977,156
Less — revolving line of credit	—	1,000,000
Less — current portion of long-term debt	2,285,704	1,895,436

	$7,204,769	$8,081,720

The Company’s credit facility with TD Banknorth, N.A. includes a revolving line of credit which provides for borrowings up to $5,000,000, a term loan of $5,000,000 and an equipment line of credit which provides for borrowings up to $4,700,000. The revolving line of credit is limited to an amount determined by a formula based on percentages of receivables and inventory and bears interest at a variable rate equal to the highest Prime Rate as published in the Wall Street Journal, adjusted daily (7.25% at December 29, 2007). The revolving line of credit is payable on demand and is reviewed annually as of July 31 with renewal at the bank’s discretion. The term loan is payable in 60 monthly payments of $97,560 including interest at 6.3% and has a balance of $2,190,704 as of December 29, 2007. The equipment line of credit provides advances to purchase eligible equipment and bears interest at a variable rate equal to the highest Prime Rate as published in the Wall Street Journal, adjusted daily. Amounts advanced on the equipment line of credit will convert to a term note on July 31, 2008, unless converted earlier at the option of the Company, with monthly payments of principal and interest in an amount to amortize the then existing principal balance in 60 equal monthly payments including interest at the then FHLBB 5 year Regular Amortizing Advance Rate plus 2%. The credit facility gives TD Banknorth N.A. a first security interest in accounts receivable, inventory, equipment and other assets and requires approval from TD Banknorth N.A. prior to paying cash dividends. As of December 29, 2007, there was $5,000,000 and $4,700,000 available for borrowing on the revolving line of credit and on the equipment line of credit, respectively, and the Company was in compliance with its debt covenants.
The Company has five term notes with TD Banknorth N.A. that were used to finance the purchase of machinery and equipment with interest rates ranging between 6.9% and 7.47% and maturity dates ranging between December 2010 and July 2012. As of December 29, 2007, the outstanding balance of the five notes totaled $3,643,775.
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
Cash Flow
The following is selected cash flow data from the Consolidated Statements of Cash Flows (in thousands):

	2007	2006
Net cash provided by (used in) operating activities	$8,037	$(132)
Net cash used in investing activities	(4,664)	(3,231)
Net cash (used in) provided by financing activities	(1,012)	1,819

2007
Impacting operating cash flow for 2007 was a decrease in net operating assets and liabilities of $1,428,000. Inventory decreased by $1,679,000 partially offset by a decrease in account payable of $784,000, both of which were primarily due to substantial amounts of raw material that had been received in the fourth quarter of 2006 and subsequently processed in 2007. Increases in other current liabilities were partially offset by increases in accounts receivable, and prepaid expenses.
Cash used in investing activities reflects the acquisition of a business of $1,700,000 and capital expenditures of $2,965,000 primarily for machinery and equipment to increase manufacturing capacity. Capital expenditures for 2008 are targeted at $3,700,000 to $5,000,000.
Net cash used in financing activities resulted primarily from the repayment of the revolving line of credit. Repayment of long-term bank debt was mostly offset by a new borrowing of long-term bank debt.
As of December 29, 2007, the Company had no outstanding balance on its revolving line of credit and equipment line of credit and had $5,000,000 and $4,700,000, respectively, available for additional borrowings.
2006
Net cash used in operating activities resulted primarily from an increase in inventory and accounts receivable, partially offset by cash earnings and an increase in accounts payable.
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

The Company believes that its credit facilities (See Note D to the Consolidated Financial Statements) and cash to be provided by operations will be adequate to meet the Company’s liquidity needs for 2008.
Capital expenditures for 2008 are targeted at $3,700,000 to $5,000,000. The 2008 capital additions will be primarily for machinery and equipment to increase capacity and production in the Precision Aerospace product line.
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
The Company adopted the provisions of FASB Interpretation No. 48 on January 1, 2007. There were no unrecognized tax benefits and there was no effect on our financial condition or results of operations as a result of implementing FIN 48. The Company’s policy is to recognize interest and penalties accrued on any unrecognized tax benefits as a component of income tax expense. As of the date of adoption of FIN 48, there was no accrued interest or penalties associated with any unrecognized tax benefits, nor was any interest expense recognized during the year.
Long-Lived Assets — Property, plant and equipment are carried at cost less accumulated depreciation. The appropriateness and the recoverability of the carrying value of such assets are periodically reviewed taking into consideration current and expected business conditions.
Share-based compensation — Share-based compensation cost is measured at the grant date, based on the calculated fair value of the award, and is recognized as an expense over the employee’s requisite service period (generally the vesting period of the equity grant). The Company estimates the fair value of stock options using the Black-Scholes valuation model. Key input assumptions used to estimate the fair value of stock options include the expected option term, the expected volatility of the Company’s stock over the option’s expected term, the risk-free interest rate over the option’s expected term, and the Company’s expected annual dividend yield. The Company believes that the valuation technique and the approach utilized to develop the underlying assumptions are appropriate in calculating the fair values of the Company’s stock options granted during the fiscal years ended December 29, 2007 and December 30, 2006. Estimates of fair value are not intended to predict actual future events or the value ultimately realized by persons who receive equity awards.
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
The Company recognizes the overfunded or underfunded status of its defined benefit pension plan. Actuarial gains and losses, prior service costs or credits, and any remaining transition assets or obligations that have not been recognized are recognized in Accumulated Other Comprehensive Loss, net of tax effects, until they are amortized as a component of net periodic benefit cost. Presently, we use a September 30 measurement date for our defined benefit pension plan. For our fiscal year ending January 3, 2009, our measurement date is required to be the Company’s fiscal year end.
Pension expense for the plan was $33,229 and $128,087 for the years ended December 29, 2007 and December 30, 2006, respectively, and is calculated based upon a number of actuarial assumptions, including an expected long-term rate of return on our plan assets of 7.0% for each year. In developing our expected long-term rate of return assumption, we evaluated input from our actuaries and our investment managers. We anticipate that our investment managers will continue to generate long-term returns of at least 7.0%. We regularly review our asset allocation and periodically rebalance our investments when considered appropriate. For the year ended December 29, 2007, we realized a return of over 7%. We continue to believe that 7.0% is a reasonable long-term rate of return on our plan assets.
The discount rate that we utilize for determining future pension obligations is based on a review of long-term bonds that receive one of the two highest ratings given by a recognized rating agency. The discount rate determined on this basis has increased from 6.0% at December 30, 2006 to 6.25% at December 29, 2007. Future actual pension expense will depend on future investment performance, changes in future discount rates and various other factors related to the population participating in our plan. We will continue to evaluate our actuarial assumptions, including our discount rate and expected rate of return, at least annually, and will adjust as necessary.
Lowering the expected long-term rate of return on our plan assets by .5% (from 7.0% to 6.5%) would have increased our pension expense for 2007 by approximately $27,000. Lowering the discount rate assumption by 0.5% would have increased our pension expense for 2007 by approximately $1,000.
The value of our plan assets has increased from $5.4 million at December 30, 2006 to $6.1 million at December 29, 2007. For the year ended December 29, 2007, the investment performance returns exceeded 7% and the discount rate was increased from 6.0% to 6.25% resulting in an actuarial gain of $600,000. As a result of the above our plan changed from an unfunded status of $0.5 million at December 30, 2006 to a funded status of $0.4 million at December 29, 2007. We believe that, based on our actuarial assumptions, we will be required to continue to make cash contributions to our plan.
During 2007, the Company contributed $0.3 million to the plan, which was the minimum required for the 2007 plan year. During fiscal year 2008, the Company expects to contribute $50,000 to the plan which is the minimum required for the plan year ending September 30, 2008. In the absence of significant changes, it is estimated that there will be no minimum required contribution for the 2009 plan year. See Note E to the Consolidated Financial Statements for further discussion.
The Company’s significant accounting policies are more fully described in Note A to the Company’s Consolidated Financial Statements.
ACCOUNTING STANDARDS NOT YET ADOPTED
In September 2006, the FASB issued SFAS No. 157, “Fair Value Measurements” which defines fair value, establishes a framework for measuring fair value and expands the related disclosure requirements. SFAS No. 157 is effective for financial statements issued in fiscal years beginning after November 15, 2007, but the FASB has partially delayed the effective date for one year for certain fair value measurements when those measurements are used for financial statement items that are not measured at fair value on a recurring basis. The impact to the Company of SFAS No. 157 is currently being evaluated and has not yet been determined.
In February 2007, the FASB issued Statement of Financial Accounting Standards No. 159, “The Fair Value Option for Financial Assets and Financial Liabilities — Including an Amendment of FASB Statement No. 115” which is effective for fiscal years beginning after November 15, 2007. This statement permits an entity to choose to measure many financial instruments and certain other items at fair value at specified election dates. Subsequent unrealized gains and losses on items for which the fair value option has been elected will be reported in earnings. We are currently evaluating the potential impact of this statement.
In December 2007, the FASB issued SFAS No. 141 (revised 2007), “Business Combinations” (SFAS 141(R)), which replaces SFAS No. 141, “Business Combinations.” SFAS 141(R) retains the underlying concepts of SFAS 141 in that all business combinations are still required to be accounted for at fair value under the acquisition method of accounting but SFAS 141(R) changed the method of applying the acquisition method in a number of significant aspects. Acquisition costs will generally be expensed as incurred; noncontrolling interests will be valued at fair value at the acquisition date; in-process research and development will be recorded at fair value as an indefinite-lived intangible asset at the acquisition date; restructuring costs associated with a business combination will generally be expensed subsequent to the acquisition date; and changes in deferred tax asset valuation allowances and income tax uncertainties after the acquisition date generally will affect income tax expense. SFAS 141(R) is effective on a prospective basis for all business combinations for which the acquisition date is on or after the beginning of the first annual period subsequent to December 15, 2008, with the exception of the accounting for valuation allowances on deferred taxes and acquired tax contingencies. SFAS 141(R) amends SFAS 109 such that adjustments made to valuation allowances on deferred taxes and acquired tax contingencies associated with acquisitions that closed prior to the effective date of SFAS 141(R) would also apply the provisions of SFAS 141(R). Early adoption is not permitted.
In December 2007, the FASB issued Financial Accounting Standards No. 160, “Noncontrolling Interests in Consolidated Financial Statements—an amendment of ARB No. 51.” This statement is effective for fiscal years, and interim periods within those fiscal years, beginning on or after December 15, 2008, with earlier adoption prohibited. This statement requires the recognition of a noncontrolling interest (minority interest) as equity in the consolidated financial statements and separate from the parent’s equity. The amount of net income attributable to the noncontrolling interest will be included in consolidated net income on the face of the income statement. It also amends certain of ARB No. 51’s consolidation procedures for consistency with the requirements of SFAS 141(R). This statement also includes expanded disclosure requirements regarding the interests of the parent and its noncontrolling interest. The statement will not have a significant impact on the Company’s financial statements.
In December 2007, the Emerging Issues Task Force (EITF) issued Issue No. 07-1, “Accounting for Collaborative Arrangements.” This Issue is effective for financial statements issued for fiscal years beginning after December 15, 2008, and interim periods within those fiscal years, and shall be applied retrospectively to all prior periods presented for all collaborative arrangements existing as of the effective date. This Issue requires that transactions with third parties (i.e., revenue generated and costs incurred by the partners) should be reported in the appropriate line item in each company’s financial statement pursuant to the guidance in EITF Issue No. 99-19, “Reporting Revenue Gross as a Principal versus Net as an Agent.” This Issue also includes enhanced disclosure requirements regarding the nature and purpose of the arrangement, rights and obligations under the arrangement, accounting policy, amount and income statement classification of collaboration transactions between the parties. We are currently evaluating this new Issue and anticipate that the Issue will not have a significant impact on the reporting of our results of operations.
Certain factors that may affect future results of operations
     All statements other than historical statements contained in this annual report constitute “forward-looking statements” within the meaning of the Private Securities Litigation Reform Act of 1995. Without limitation, these forward looking statements include statements regarding the Company’s business strategy and plans, statements about the adequacy of the Company’s working capital and other financial resources, statements about the Company’s bank agreements, statements about the Company’s backlog, statements about the Company’s action to improve operating performance, and other statements herein that are not of a historical nature. These forward-looking statements rely on a number of assumptions concerning future events and are subject to a number of uncertainties and other factors, many of which are outside of the Company’s control, that could cause actual results to differ materially from such statements. These include, but are not limited to, factors which could affect demand for the Company’s products and services such as general economic conditions and economic conditions in the aerospace industry and the other industries in which the Company competes; competition from the Company’s competitors; the Company’s ability to effectively use business-to-business tools on the Internet to improve operating results; the adequacy of the Company’s revolving credit facility and other sources of capital; and other factors discussed in the Company’s annual report on Form 10-K for the year ended December 29, 2007. The Company disclaims any intention or obligation to update or revise any forward-looking statements, whether as a result of new information, future events or otherwise.

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM
To the Shareholders and Board of Directors of
 EDAC Technologies Corporation
We have audited the accompanying consolidated balance sheets of EDAC Technologies Corporation and subsidiaries (the “Company”) as of December 29, 2007 and December 30, 2006, and the related consolidated statements of operations, cash flows and changes in shareholders’ equity and comprehensive income (loss) for the years then ended. The Company’s management is responsible for these consolidated financial statements. Our responsibility is to express an opinion on these consolidated financial statements based on our audits.
We conducted our audits in accordance with the standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the consolidated financial statements are free of material misstatement. The Company is not required to have, nor were we engaged to perform, an audit of its internal control over financial reporting. Our audits included consideration of internal control over financial reporting as a basis for designing audit procedures that are appropriate in the circumstances, but not for the purpose of expressing an opinion on the effectiveness of the Company’s internal control over financial reporting. Accordingly, we express no such opinion. An audit also includes examining, on a test basis, evidence supporting the amounts and disclosures in the consolidated financial statements, assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.
In our opinion, the consolidated financial statements referred to above present fairly, in all material respects, the financial position of EDAC Technologies Corporation and subsidiaries as of December 29, 2007 and December 30, 2006, and the results of their operations and their cash flows for the years then ended in conformity with accounting principles generally accepted in the United States of America.

/s/ Carlin, Charron & Rosen LLP

Glastonbury, Connecticut
March 14, 2008

EDAC TECHNOLOGIES CORPORATION
CONSOLIDATED BALANCE SHEETS
As of December 29, 2007 and December 30, 2006

	December 29,	December 30,
	2007	2006

ASSETS

CURRENT ASSETS:
Cash	$3,286,203	$925,197
Accounts receivable (net of allowance for doubtful accounts of $186,000 as of December 29, 2007 and $110,000 as of December 30, 2006)	7,638,573	7,331,226
Inventories, net	6,598,111	8,234,866
Prepaid expenses and other current assets	51,339	56,438
Refundable income taxes	284,577	140,650
Deferred income taxes	933,124	211,394

Total current assets	18,791,927	16,899,771

PROPERTY, PLANT AND EQUIPMENT, at cost:
Land	892,692	634,692
Buildings and improvements	7,327,207	6,424,382
Machinery and equipment	26,649,320	23,587,670

	34,869,219	30,646,744
Less: accumulated depreciation	22,390,417	20,315,938

	12,478,802	10,330,806

DEFERRED INCOME TAXES	—	1,248,786

OTHER ASSETS:
Prepaid pension	428,882	—
Other	63,169	86,001

	492,051	86,001

TOTAL ASSETS	$31,762,780	$28,565,364

See notes to consolidated financial statements.

EDAC TECHNOLOGIES CORPORATION
CONSOLIDATED BALANCE SHEETS (CONTINUED)
As of December 29, 2007 and December 30, 2006

	December 29,	December 30,
	2007	2006

LIABILITIES AND SHAREHOLDERS’ EQUITY

CURRENT LIABILITIES:
Revolving line of credit	$—	$1,000,000
Current portion of long-term debt	2,285,704	1,895,436
Trade accounts payable	4,021,827	4,806,090
Employee compensation and amounts withheld	1,800,390	1,511,820
Accrued expenses	395,950	355,415
Customer advances	424,439	120,767

Total current liabilities	8,928,310	9,689,528

LONG-TERM DEBT, less current portion	7,204,769	8,081,720

OTHER LIABILITIES	—	163,981

DEFERRED INCOME TAXES	448,660	—

COMMITMENTS AND CONTINGENCIES (NOTE G)

SHAREHOLDERS’ EQUITY:
Common stock, par value $.0025 per share; 10,000,000 shares authorized; issued and outstanding— 4,636,303 on December 29, 2007 and 4,526,437 on December 30, 2006	11,591	11,316
Additional paid-in capital	10,245,877	9,530,688
Retained earnings	6,020,242	2,571,172

	16,277,710	12,113,176
Less: accumulated other comprehensive loss	1,096,669	1,483,041

Total shareholders’ equity	15,181,041	10,630,135

TOTAL LIABILITIES AND SHAREHOLDERS’ EQUITY	$31,762,780	$28,565,364

See notes to consolidated financial statements.

EDAC TECHNOLOGIES CORPORATION
CONSOLIDATED STATEMENTS OF OPERATIONS
For the Fiscal Years Ended December 29, 2007 and December 30, 2006

	FISCAL YEAR
	2007	2006
Sales	$50,018,584	$38,329,212
Cost of Sales	40,035,308	32,072,085

Gross Profit	9,983,276	6,257,127
Selling, General and Administrative Expenses	3,922,027	3,369,020

Income from Operations	6,061,249	2,888,107
Non-Operating Income (Expense):
Interest Expense	(721,235)	(664,327)
Other	60,570	90,846

Income before Provision For Income Taxes	5,400,584	2,314,626
Provision for Income Taxes	1,951,514	760,238

Net Income	$3,449,070	$1,554,388

Basic Income Per Common Share:	$0.75	$0.34

Diluted Income Per Common Share:	$0.70	$0.32

See notes to consolidated financial statements.

EDAC TECHNOLOGIES CORPORATION
CONSOLIDATED STATEMENTS OF CASH FLOWS
For the Fiscal Years Ended December 29, 2007
   and December 30, 2006

	FISCAL YEAR
	2007	2006

Operating Activities:
Net income	$3,449,070	$1,554,388
Adjustments to reconcile net income to net cash provided by operating activities:
Depreciation and amortization	2,169,840	1,928,629
Deferred income taxes	729,209	336,000
Gain on sale of property, plant and equipment	(1,500)	(37,540)
Compensation expense pursuant to stock options	240,849	40,515
Excess tax benefit from share-based compensation	(199,258)	(23,465)
Provision for inventory reserve	99,108	16,000
Provision for doubtful accounts receivable	121,111	(24,421)
Changes in operating assets and liabilities:
Accounts receivable	(199,458)	(1,719,500)
Refundable income taxes	(143,927)	(85,666)
Inventories	1,678,647	(3,954,027)
Prepaid expenses and other assets	(423,783)	24,772
Trade accounts payable	(784,263)	2,378,224
Other current liabilities	1,300,933	(565,747)

Net cash provided by (used in) operating activities	8,036,578	(131,838)

Investing Activities:
Additions to property, plant and equipment	(2,965,004)	(3,293,605)
Cash paid for business acquired	(1,700,000)	—
Proceeds from sales of property, plant and equipment	1,500	62,400

Net cash used in investing activities	(4,663,504)	(3,231,205)

Financing Activities:
(Decrease) increase in revolving line of credit	(1,000,000)	1,000,000
Borrowings on long-term debt	1,515,540	2,346,569
Repayments of long-term debt	(2,002,223)	(1,564,996)
Proceeds from exercise of common stock options	275,357	14,238
Excess tax benefit from share-based compensation	199,258	23,465

Net cash (used in) provided by financing activities	(1,012,068)	1,819,276

Increase (decrease) in cash	2,361,006	(1,543,767)

Cash at beginning of year	925,197	2,468,964

Cash at end of year	$3,286,203	$925,197

Supplemental Disclosure of Cash Flow Information:
Interest paid	$719,048	$667,167
Income taxes paid, net	1,167,000	486,025
See notes to consolidated financial statements.

EDAC TECHNOLOGIES CORPORATION
CONSOLIDATED STATEMENTS OF CHANGES IN SHAREHOLDERS’ EQUITY
   AND COMPREHENSIVE INCOME (LOSS)
For the Fiscal Years Ended December 29, 2007
   and December 30, 2006

		Additional		Accumulated Other
	Common	Paid-in		Comprehensive
	Stock	Capital	Retained Earnings	Loss	Total

Balances at December 31, 2005	$11,261	$9,452,525	$1,016,784	($1,682,425)	$8,798,145

Comprehensive income:
Net income	—	—	1,554,388	—	1,554,388
Unfunded pension liability, net of income taxes of $414,258	—	—	—	199,384	199,384

Total comprehensive income					1,753,772

Exercise of stock options	55	37,648	—	—	37,703

Stock option compensation expense	—	40,515	—	—	40,515

Balances at December 30, 2006	11,316	9,530,688	2,571,172	(1,483,041)	10,630,135

Comprehensive income:
Net income	—	—	3,449,070	—	3,449,070
Unfunded pension liability, net of income taxes of $246,506	—	—	—	386,372	386,372

Total comprehensive income					3,835,442

Exercise of stock options	275	474,340	—	—	474,615

Stock option compensation expense	—	240,849	—	—	240,849

Balances at December 29, 2007	$11,591	$10,245,877	$6,020,242	($1,096,669)	$15,181,041

See notes to consolidated financial statements.

EDAC TECHNOLOGIES CORPORATION
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
For the Years Ended December 29, 2007 and December 30, 2006
NOTE A — ORGANIZATION AND BUSINESS AND SIGNIFICANT ACCOUNTING POLICIES
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
ACQUISITION
On December 14, 2007, the Company acquired certain assets of MTU Aero Engines North America, Inc.’s Repair Business Unit. The acquisition was accounted for under the purchase method of accounting with the assets acquired, recorded at their fair values at the date of acquisition. The results of operations of the acquired business have been included in the Consolidated Statement of Operations beginning as of the effective date of acquisition. The acquisition further diversifies our core Aerospace business to adjacent markets and is consistent with our long term growth plan.
The purchase price has been allocated based on independent appraisals and management’s estimates as follows (in thousands):

Accounts receivable	$229
Inventory	141
Property, plant and equipment	1,330

$1,700

The unaudited pro forma consolidated financial information for the fiscal years ended December 29, 2007 and December 30, 2006 as though the acquisition had been completed at the beginning of the respective periods are as follows (in thousands, except per share data)

	December 29, 2007	December 30, 2006
Sales	$52,076	$40,362
Net income	3,538	1,426
Basic income per share	$0.77	$0.32
Diluted income per share	$0.72	$0.30
SIGNIFICANT ACCOUNTING POLICIES
Principles of Consolidation: All significant intercompany transactions and balances have been eliminated in the consolidated financial statements.
Fiscal Year: The Company’s fiscal year is a 52 or 53-week period ending on the Saturday closest to December 31. Fiscal 2007 and 2006 were 52-week years that ended on December 29, 2007 and December 30, 2006, respectively.
Estimates: The preparation of financial statements in conformity with accounting principles generally accepted in the United States of America requires management to make estimates and assumptions that affect certain of the amounts and disclosures reflected in the consolidated financial statements. Actual results could differ from those estimates.
Cash and Cash Equivalents: For the purpose of the statement of cash flows, the Company defines cash equivalents as highly liquid instruments with an original maturity of three months or less. The Company had no cash equivalents at December 29, 2007 and December 30, 2006.

Revenue Recognition: Sales are generally recorded when goods are shipped to the Company’s customers. The Company defers revenue recognition on certain product shipments until customer acceptance, including inspection and installation requirements, as defined, are achieved.
Inventories: Inventories are stated at the lower of cost (first-in, first-out method) or market. Provisions for slow moving and obsolete inventory are provided based on historical experience and product demand. As of December 29, 2007 and December 30, 2006, inventories consist of the following:

	December 29, 2007	December 30, 2006

Raw materials	$1,530,440	$1,972,871
Work-in-progress	4,635,437	5,636,354
Finished goods	1,110,957	1,271,208

	7,276,834	8,880,433
Less: reserve for excess and obsolete	(678,723)	(645,567)

Inventories, net	$6,598,111	$8,234,866

Long-Lived Assets: Property, plant and equipment are stated at cost. Provisions for depreciation and amortization for financial reporting purposes, are computed using the straight-line method over 3 to 12 years for machinery and equipment and 25 years for buildings. Depreciation expense was $2,147,008 and $1,905,797 for 2007 and 2006, respectively.
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
The Company adopted the provisions of FASB Interpretation No. 48, “Accounting For Uncertainty in Income Taxes — an interpretation of FASB Statement No 109”, (FIN 48) on January 1, 2007. There were no unrecognized tax benefits and there was no effect on our financial condition or results of operations as a result of adopting FIN 48. The Company’s policy is to recognize interest and penalties accrued on any unrecognized tax benefits as a component of income tax expense. As of the date of adoption of FIN 48, there was no accrued interest or penalties associated with any unrecognized tax benefits, nor was any interest expense recognized during the year.
Earnings Per Share: Basic earnings per common share is based on the average number of common shares outstanding during the year. Diluted earnings per common share assumes, in addition to the above, a dilutive effect of common share equivalents during the year. Common share equivalents represent dilutive stock options using the treasury method, which results in the issuance of common shares in an amount less than the options exercised. The number of shares used in the earnings per common share computation for fiscal 2007 and 2006 are as follows:

	2007	2006

Basic:
Weighted average common shares outstanding	4,584,913	4,515,757

Diluted:
Dilutive effect of stock options	358,378	279,807

Weighted average shares diluted	4,943,291	4,795,564

Options excluded since anti—dilutive	188,500	92,000

Comprehensive Income (Loss): Comprehensive income (loss), which is reported on the accompanying consolidated statement of changes in shareholders’ equity and comprehensive income (loss) as a component of accumulated other comprehensive income (loss), consists of net income (loss) and other gains and losses affecting shareholders’ equity that, under accounting principles generally accepted in the United States of America, are excluded from net income (loss). For the Company, comprehensive income (loss) consists of gains and losses related to the Company’s defined benefit pension plan.
Share Based Compensation: Effective January 1, 2006, the Company adopted the provisions of Statement of Financial Accounting Standards No. 123R, (“SFAS 123R”) “Share-Based Payment,” which establishes accounting for equity instruments exchanged for employee services. Under the provisions of SFAS 123R, share-based compensation cost is measured at the grant date, based on the calculated fair value of the award, and is recognized as an expense over the employee’s requisite service period (generally the vesting period of the equity grant). Prior to January 1, 2006, the Company accounted for share-based compensation to employees in accordance with Accounting Principles Board Opinion (“APB”) No. 25, “Accounting for Stock Issued to Employees,” and related interpretations. The Company also followed the disclosure requirements of SFAS No. 123, “Accounting for Stock-Based Compensation”, as amended by SFAS 148, “Accounting for Stock-Based Compensation—Transition and Disclosure”. The Company elected to adopt the modified prospective transition method as provided by SFAS 123R and, accordingly, financial statement amounts for the prior periods have not been restated to reflect the fair value method of expensing share-based compensation. Under this application, the Company is required to record compensation cost for all share-based payments granted after the date of adoption based on the grant date fair value estimated in accordance with the provisions of SFAS 123R and for the unvested portion of all share-based payments previously granted that remain outstanding which were based on the grant date fair value estimated in accordance with the original provisions of SFAS 123. The majority of the Company’s share-based compensation arrangements vest over three years. The Company expenses its share-based compensation under the straight-line method.
Pension: Effective for the fiscal year ended December 30, 2006, the Company adopted the recognition provision of Statement of Financial Accounting Standards No. 158, “Employers’ Accounting for Defined Benefit Pension and Other Postretirement Plans—an amendment of FASB Statements No. 87, 88, 106 and 132(R)” (SFAS 158). The Company recognizes the overfunded or underfunded status of the Company’s defined benefit pension plan. Under SFAS 158, actuarial gains and losses, prior service costs or credits, and any remaining transition assets or obligations that have not been recognized under previous accounting standards must be recognized in Accumulated Other Comprehensive Loss, net of tax effects, until they are amortized as a component of net periodic benefit cost. In addition, effective for fiscal years ending after December 15, 2008, the measurement date of plan assets and the benefit obligation, is required to be the Company’s fiscal year end. Presently, the Company uses a September 30 measurement date for its defined benefit pension plan. The adoption of SFAS No. 158 did not have a material effect on the 2006 consolidated financial statements since all future benefit accruals under the Company’s defined benefit plan were frozen as of April 1, 1993.
Accounting Standards Not Yet Adopted: In September 2006, the FASB issued SFAS No. 157, “Fair Value Measurements” which defines fair value, establishes a framework for measuring fair value and expands the related disclosure requirements. SFAS No. 157 is effective for financial statements issued in fiscal years beginning after November 15, 2007, but the FASB has partially delayed the effective date for one year for certain fair value measurements when those measurements are used for financial statement items that are not measured at fair value on a recurring basis. The impact to the Company of SFAS No. 157 is currently being evaluated and has not yet been determined.
In February 2007, the FASB issued Statement of Financial Accounting Standards No. 159, “The Fair Value Option

for Financial Assets and Financial Liabilities — Including an Amendment of FASB Statement No. 115” which is effective for fiscal years beginning after November 15, 2007. This statement permits an entity to choose to measure many financial instruments and certain other items at fair value at specified election dates. Subsequent unrealized gains and losses on items for which the fair value option has been elected will be reported in earnings. We are currently evaluating the potential impact of this statement.
In December 2007, the FASB issued SFAS No. 141 (revised 2007), “Business Combinations” (SFAS 141(R)), which replaces SFAS No. 141, “Business Combinations.” SFAS 141(R) retains the underlying concepts of SFAS 141 in that all business combinations are still required to be accounted for at fair value under the acquisition method of accounting but SFAS 141(R) changed the method of applying the acquisition method in a number of significant aspects. Acquisition costs will generally be expensed as incurred; noncontrolling interests will be valued at fair value at the acquisition date; in-process research and development will be recorded at fair value as an indefinite-lived intangible asset at the acquisition date; restructuring costs associated with a business combination will generally be expensed subsequent to the acquisition date; and changes in deferred tax asset valuation allowances and income tax uncertainties after the acquisition date generally will affect income tax expense. SFAS 141(R) is effective on a prospective basis for all business combinations for which the acquisition date is on or after the beginning of the first annual period subsequent to December 15, 2008, with the exception of the accounting for valuation allowances on deferred taxes and acquired tax contingencies. SFAS 141(R) amends SFAS 109 such that adjustments made to valuation allowances on deferred taxes and acquired tax contingencies associated with acquisitions that closed prior to the effective date of SFAS 141(R) would also apply the provisions of SFAS 141(R). Early adoption is not permitted.
In December 2007, the FASB issued Financial Accounting Standards No. 160, “Noncontrolling Interests in Consolidated Financial Statements—an amendment of ARB No. 51.” This statement is effective for fiscal years, and interim periods within those fiscal years, beginning on or after December 15, 2008, with earlier adoption prohibited. This statement requires the recognition of a noncontrolling interest (minority interest) as equity in the consolidated financial statements and separate from the parent’s equity. The amount of net income attributable to the noncontrolling interest will be included in consolidated net income on the face of the income statement. It also amends certain of ARB No. 51’s consolidation procedures for consistency with the requirements of SFAS 141(R). This statement also includes expanded disclosure requirements regarding the interests of the parent and its noncontrolling interest. This new statement will not have a significant impact on the Company’s financial statements.
In December 2007, the Emerging Issues Task Force (EITF) issued Issue No. 07-1, “Accounting for Collaborative Arrangements.” This Issue is effective for financial statements issued for fiscal years beginning after December 15, 2008, and interim periods within those fiscal years, and shall be applied retrospectively to all prior periods presented for all collaborative arrangements existing as of the effective date. This Issue requires that transactions with third parties (i.e., revenue generated and costs incurred by the partners) should be reported in the appropriate line item in each company’s financial statement pursuant to the guidance in EITF Issue No. 99-19, “Reporting Revenue Gross as a Principal versus Net as an Agent.” This Issue also includes enhanced disclosure requirements regarding the nature and purpose of the arrangement, rights and obligations under the arrangement, accounting policy, amount and income statement classification of collaboration transactions between the parties. We are currently evaluating this new Issue and anticipate that the Issue will not have a significant impact on the consolidated financial statements.
Reclassification: Certain prior year amounts have been reclassified to conform to the current year classification.
NOTE B — FINANCIAL INSTRUMENTS
Concentrations of Credit Risk
The Company’s financial instruments that are subject to concentrations of credit risk consist of cash and accounts receivable.
The Company places its cash deposits with a high credit quality financial institution. Bank deposits may at times be in excess of the federal depository insurance limit.
Sales to United Technologies Corporation for 2007 and 2006 amounted to 46% and 34%, respectively, of the Company’s sales. Sales to a consumer products company for 2006 amounted to 13% of the Company’s sales. The Company’s international sales for 2007 and 2006, amounted to 8%, and 7%, respectively, of the Company’s sales. At December 29, 2007, the Company had $2,828,000 of its accounts receivable or 38% due from United Technologies Corporation. The Company reviews a customer’s credit history before extending credit and typically does not require collateral. The Company establishes an allowance for doubtful accounts based upon factors surrounding the credit risk of specific customers, historical trends and other information. Such losses have been within management’s expectations.
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
NOTE C — COMMON STOCK AND STOCK OPTIONS
The following table presents share-based compensation expense for continuing operations and the effects on earnings per share included in the Company’s consolidated statements of operations:

	Fiscal Year Ended	Fiscal Year Ended
	December 29, 2007	December 30, 2006
Selling, general and administrative:
Share-based compensation expense before tax	$240,849	$40,515
Income tax benefit	86,946	16,368

Net share-based compensation expense	$153,903	$24,147

The Company estimates the fair value of stock options using the Black-Scholes valuation model. Key input assumptions used to estimate the fair value of stock options include the expected option term, the expected volatility of the Company’s stock over the option’s expected term, the risk-free interest rate over the option’s expected term, and the Company’s expected annual dividend yield. The Company believes that the valuation technique and the approach utilized to develop the underlying assumptions are appropriate in calculating the fair values of the Company’s stock options granted during the fiscal years ended December 29, 2007 and December 30, 2006. Estimates of fair value are not intended to predict actual future events or the value ultimately realized by persons who receive equity awards.
The fair value of each option grant was estimated on the grant date using the Black-Scholes option-pricing model with the following assumptions:

	Fiscal Year Ended	Fiscal Year Ended
	December 29, 2007	December 30, 2006
Expected option term (1)	3.5 years	6.0 years
Expected volatility factor (2)	46.6%	53.1%
Risk-free interest rate (3)	3.0%	4.2%
Expected annual dividend yield	0%	0%

(1)	The option term was determined using the simplified method for estimating expected option life, which qualify as “plain-vanilla” options.

(2)	The stock volatility for each grant is measured using the weighted average of historical monthly price changes of the Company’s common stock over the most recent period equal to the expected option life of the grant, adjusted for activity which is not expected to occur in the future.

(3)	The risk-free interest rate for periods equal to the expected term of the share option is based on the U.S. Treasury yield curve in effect at the time of grant.
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
As of December 29, 2007, 483,166 shares were reserved for future issuance for stock options including 236,500 shares for the 1996 Stock Option Plan, 183,400 shares for the 1998 Employee Stock Option Plan, 45,500 shares for the 2000 Employee Stock Option Plan, and 17,766 shares for the 2000-B Employee Stock Option Plan.
A summary of the status of the Company’s stock option plans as of December 29, 2007 and December 30, 2006, and changes during the years then ended is presented below:

	2007		2006
		Weighted-		Weighted-
		Average		Average
		Exercise		Exercise
	Shares	Price	Shares	Price

Outstanding at beginning of year	526,200	$1.82	489,700	$1.62
Granted	188,500	9.28	59,500	2.99
Exercised	(109,866)	2.84	(22,167)	0.64
Expired/Forfeited	—	—	(833)	1.10

Outstanding at end of year	604,834	4.05	526,200	1.82

Options exercisable at year-end	395,001	2.28	421,700	1.52

Weighted-average fair value of options granted during the year	$3.51		$1.50

     The following table summarizes information about stock options outstanding at December 29, 2007:

	Options Outstanding			Options Exercisable
		Weighted-
	Number	Average	Weighted-	Number	Weighted-
	Outstanding	Remaining	Average	Exercisable	Average
Exercise Price	At	Contractual	Exercise	At	Exercise
Range	12/29/07	Life (in years)	Price	12/29/07	Price
$0.51 to $1.00	191,000	4.28	$0.67	191,000	$0.67
$1.01 to $2.00	100,834	3.77	1.34	100,834	1.34
$2.01 to $5.50	124,500	7.57	3.89	58,167	3.79
$5.51 to $9.28	188,500	4.92	9.28	45,000	9.28

$0.51 to $9.28	604,834	5.12	4.05	395,001	2.28

The aggregate intrinsic value of outstanding options as of December 29, 2007 was $3,964,231. The intrinsic value of options exercised during the fiscal year ended December 29, 2007 was $511,574. The intrinsic value of options vested during the fiscal year ended December 29, 2007 was $352,900.
The following table summarizes the status of the Company’s non-vested shares since December 31, 2005:

	Non-Vested Options
		Weighted
	Number of	Average
	Shares	Fair Value

Non-vested at December 31, 2005	58,335	$1.36
Granted	59,500	2.99
Vested	(12,502)	2.24
Forfeited	(833)	1.10

Non-vested at December 30, 2006	104,500	3.18
Granted	188,500	3.51
Vested	(83,167)	2.42

Non-vested at December 29, 2007	209,833	$2.88

As of December 29, 2007, there was $569,836 of total unrecognized compensation cost related to nonvested share-based compensation arrangements granted under the Company’s stock plans. That cost is expected to be recognized over a weighted-average period of 2.5 years.
Cash received from option exercises under all share based payment arrangements for the fiscal years ended December 29, 2007 and December 30, 2006 was $275,357 and $14,238, respectively. The actual tax benefit realized for the tax deductions from option exercises of the share-based payment arrangements was $199,258 and $23,465 for the fiscal years ended December 29, 2007 and December 30, 2006, respectively.
NOTE D — NOTES PAYABLE AND LONG-TERM DEBT
Notes payable and long-term debt consists of the following:

	Dec. 29, 2007	Dec. 30, 2006

Revolving line of credit	$—	$1,000,000

Term notes	5,834,479	5,970,644

Mortgage loans	3,138,313	3,257,660

Equipment notes payable	2,999	9,806

Capital lease obligations	514,682	739,046

	9,490,473	10,977,156
Less — revolving line of credit	—	1,000,000
Less — current portion of long-term debt	2,285,704	1,895,436

	$7,204,769	$8,081,720

The Company’s credit facility with TD Banknorth, N.A. includes a revolving line of credit which provides for borrowings up to $5,000,000, a term loan of $5,000,000 and an equipment line of credit which provides for borrowings up to $4,700,000. The revolving line of credit is limited to an amount determined by a formula based on percentages of receivables and inventory and bears interest at a variable rate equal to the highest Prime Rate as published in the Wall Street Journal, adjusted daily (7.25% at December 29, 2007). The revolving line of credit is payable on demand and is reviewed annually as of July 31 with renewal at the bank’s discretion. The term loan is payable in 60 monthly payments of $97,560 including interest at 6.3% and has a balance of $2,190,704 as of December 29, 2007. The equipment line of credit provides advances to purchase eligible equipment and bears interest at a variable rate equal to the highest Prime Rate as published in the Wall Street Journal, adjusted daily. Amounts advanced on the equipment line of credit will convert to a term note on July 31, 2008, unless converted earlier at the option of the Company, with monthly payments of principal and interest in an amount to amortize the then existing principal balance in 60 equal monthly payments including interest at the then FHLBB 5 year Regular Amortizing Advance Rate plus 2%. The credit facility gives TD Banknorth N.A. a first security interest in accounts receivable, inventory, equipment and other assets and requires approval from TD Banknorth N.A. prior to paying cash dividends. As of December 29, 2007, there was $5,000,000 and $4,700,000 available for borrowing on the revolving line of credit and on the equipment line of credit, respectively, and the Company was in compliance with its debt covenants.
The Company has five term notes with TD Banknorth N.A. that were used to finance the purchase of machinery and equipment with interest rates ranging between 6.9% and 7.47% and maturity dates ranging between December 2010 and July 2012. As of December 29, 2007, the outstanding balance of the five notes totaled $3,643,775.
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
The following table sets forth leased property under capital leases.

Class of Property	2007	2006
Machinery & equipment	$1,132,512	$1,132,512
Less: accumulated amortization	331,993	218,741

	$800,519	$913,771

Amortization expense related to leased property under capital leases is included in depreciation expense disclosed in Note A.
Aggregate annual maturities of long-term debt for the five year period subsequent to December 29, 2007, are as follows: 2008—$2,285,704; 2009—$2,377,007; 2010—$1,233,734; 2011—$821,124; 2012—$378,658; 2013 and thereafter—$2,394,246.
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

The following tables sets forth the changes in benefit obligations and plan assets, and reconciles amounts recognized in the Company’s consolidated balance sheets (in thousands):

	2007	2006
Change in Benefit Obligation:
Benefit obligation at beginning of year	$5,876	$6,272
Interest cost	351	340
Actuarial loss (gain)	(143)	(328)
Benefits paid	(428)	(408)

Benefit obligation at end of year	$5,656	$5,876

Change in Plan Assets:
Fair value of plan assets at beginning of year	$5,426	$5,039
Actual return on plan assets	842	515
Employer contribution	279	297
Expenses	(34)	(17)
Benefits paid	(428)	(408)

Fair value of plan assets at end of year	$6,085	$5,426

Funded (unfunded) status	$429	$(450)

Amounts recognized in the consolidated balance sheets consist of:
Prepaid pension	$429	$—
Employee compensation and amounts withheld	—	(316)
Other long-term liabilities	—	(134)

Total	$429	$(450)

Amounts recognized in accumulated other comprehensive income consist of:
Net loss	$(812)	$(1,445)
Income tax (provision) benefit	(285)	(38)

Total	$(1,097)	$(1,483)

Information for pension plans with an accumulated benefit obligation in excess of plan assets:
Projected benefit obligation	$5,656	$5,876
Accumulated benefit obligation	5,656	5,876
Fair value of plan assets	6,084	5,426

Components of Net Periodic Benefit Cost:
Interest cost	$351	$340
Expected return on plan assets	(358)	(325)
Amortization of net loss	40	113

Net periodic benefit cost	$33	$128

Other Changes in Plan Assets and Benefit Obligations Recognized in Other Comprehensive Income:
Prior year net loss	$(1,445)	$(2,059)
Current year net loss	812	1,445

Total recognized in other comprehensive income	$(633)	$(614)

Total recognized in net periodic benefit cost and other comprehensive income	$(600)	$(486)

The adoption of SFAS No. 158 did not result in a transition adjustment since all future benefit accruals under the Company’s defined benefit plan were frozen as of April 1, 1993.
The estimated amount of net loss that will be amortized from accumulated other comprehensive loss into net periodic benefit cost in 2008 is $8,000.

	2007	2006
Assumptions:
Weighted-average assumptions used to determine benefit obligation as of year-end:
Discount rate	6.25%	6.00%
Rate of compensation increase	n/a	n/a

Weighted-average assumptions used to determine net benefit cost:
Discount rate	6.00%	5.75%
Rate of compensation increase	n/a	n/a
Expected return on plan assets	7.00%	7.00%
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
Plan Assets

	Target
	Allocation
Asset Category	2008	2007
Equity securities	80%	74%
Debt securities	16%	19%
Real estate equity fund	3%	2%
Cash	1%	5%

Total	100%	100%

Cash Flows
Contributions
The Company expects to contribute $50,000 to its pension plan during 2008.
Estimated Future Benefit Payments
The following benefit payments are expected to be paid (in thousands):

2008	$405
2009	408
2010	408
2011	428
2012	427
Years 2013 —2017	2,121

The Company maintains a defined contribution plan known as the EDAC Technologies Corporation 401(k) Retirement Plan. All employees who have completed at least three consecutive months of service and are age eighteen or older are eligible to participate. For 2007 and 2006, the Company did not provide matching contributions.
NOTE F — INCOME TAXES
The provision for income taxes is as follows (in thousands):

	2007	2006

Current provision	$1,223	$424
Deferred	729	336

Total provision for income taxes	$1,952	$760

The following table reconciles the expected federal tax provision applied to pre-tax income based on the federal statutory tax rate of 34% to the actual tax provision (in thousands):

	2007	2006

Income before income taxes	$5,401	$2,315

Income tax provision at Federal statutory rate	$1,836	$787

State income taxes, net of Federal benefit	177	(16)

Other	34	5

Section 199 deduction	(95)	(16)

Total income tax provision	$1,952	$760

The tax effect of temporary differences giving rise to the Company’s deferred tax assets and liabilities are as follows (in thousands):

	2007	2006
Deferred tax assets:
Allowance for uncollectible accounts receivable	$72	$43
Employee compensation and amounts withheld	202	166
Accrued expenses	161	57
Unicap and inventory reserves	306	313
Alternative minimum tax credit carryforwards	66	652
State tax credits	124	232
Pension liability (in equity)	316	563
Goodwill	1,627	1,920

	2,874	3,946

Deferred tax liabilities:
Property, plant and equipment	1,925	2,118
Pension	465	368

	2,390	2,486

Net deferred tax asset	$484	$1,460

Reflected in consolidated balance sheets as:
Net current deferred tax asset	$933	$211
Net long-term deferred tax asset	—	1,249
Net long-term deferred tax liability	449	—

	$484	$1,460

The change in the net deferred tax asset is reflected in the accompanying consolidated financial statements as:

Deferred provision for income taxes	$729	$336
Deferred provision on pension liability	247	415

	$976	$751

The Company will only recognize a deferred tax asset when, based upon available evidence, realization is more likely than not.
As disclosed in Note A, the Company adopted the provisions of FASB Interpretation No. 48, “Accounting for Uncertainty in Income Taxes” (FIN 48) on January 1, 2007. There was no cumulative effect of the change in accounting principle on adoption of FIN 48 as the Company had no uncertain tax positions before and after implementation.
The federal statute of limitations has expired on all pre-1992 years. Subsequent years federal returns are subject to adjustment due to alternative minimum tax credit carryforwards that originated in 1992. The Internal Revenue Service is currently examining the Company’s 2003, 2004 and 2005 tax returns. The examination has recently commenced and no issues have been raised to date.
The statute of limitations for Connecticut income tax returns has expired for all years before 1999. Subsequent returns are subject to adjustment due to credit carryforwards that originated in 1999 and net operating losses that originated in 2000.
The Company’s policy is to recognize interest and penalties accrued on any unrecognized tax benefits as a component of income tax expense. As of the date of adoption of FIN 48, there was no accrued interest or penalties associated with any unrecognized tax benefits, nor was any interest expense recognized during the year.
Due to the Company’s payment of alternative minimum tax in current and prior years, the Company has federal alternative minimum tax credit carryforwards of approximately $66,000. These credits do not expire and will be carried forward until used to offset the Company’s regular tax liability. State tax credits of approximately $124,000 relate to credits for property taxes paid on electronic data processing equipment, training expenses and capital investments. The state credits have a short carry forward period and will be expiring over the next five years.
NOTE G — COMMITMENTS AND CONTINGENCIES
Lease expense under operating leases was $13,787 and $10,716, for 2007 and 2006, respectively. Minimum rental commitments as of December 29, 2007 for noncancelable operating leases with an initial or remaining term of one year or more are as follows: 2008—$9,866; 2009—$5,622; 2010—$3,900; 2011—$3,900; 2012—$2,275; 2013 and thereafter—$0.
NOTE H — SEGMENT INFORMATION
Operating segments are defined as components of an enterprise about which financial information is available that is evaluated regularly by the Company’s President in deciding how to allocate resources and in assessing performance. The Company has determined that it operates as one segment.

NOTE I — QUARTERLY DATA (Unaudited)
Following is selected quarterly data for 2007 and 2006. All quarterly information was obtained from unaudited consolidated financial statements not otherwise contained herein. The unaudited results for any quarter are not necessarily indicative of the results for any future period.

2007	1st quarter	2nd quarter	3rd quarter	4th quarter
Sales	$12,315,638	$12,467,061	$12,525,403	$12,710,482
Gross profit	2,347,544	2,446,241	2,513,065	2,676,426
Income from operations	1,429,919	1,466,216	1,532,757	1,632,357
Net income	781,278	819,683	864,330	983,779

Basic income per common share	$0.17	$0.18	$0.19	$0.21
Diluted income per common share	$0.16	$0.17	$0.17	$0.20

2006	1st quarter	2nd quarter	3rd quarter	4th quarter
Sales	$9,595,579	$9,580,774	$8,178,356	$10,974,503
Gross profit	1,624,645	1,764,751	1,106,910	1,760,821
Income from operations	610,780	794,473	425,505	1,057,349
Net income	292,769	414,031	171,055	676,533

Basic income per common share	$0.06	$0.09	$0.04	$0.15
Diluted income per common share	$0.06	$0.09	$0.04	$0.14

OFFICERS

Dominick A. Pagano	President and Chief Executive Officer
Luciano M. Melluzzo	Vice President and Chief Operating Officer
Glenn L. Purple	Vice President-Finance, Chief Financial Officer and Secretary

BOARD OF DIRECTORS

Daniel C. Tracy	Chairman
Dominick A. Pagano	President and Chief Executive Officer
Joseph Lebel	Private Investor
Stephen J. Raffay	Retired Vice-Chairman, Emhart Corporation
Ross C. Towne	Owner, Management Partners, Inc.
CORPORATE OFFICES
1806 New Britain Avenue
Farmington, CT 06032
GENERAL COUNSEL
Robinson & Cole LLP
280 Trumbull Street
Hartford, CT 06103-3597

INDEPENDENT AUDITORS	TRANSFER AGENT

Carlin, Charron & Rosen, LLP	American Stock Transfer & Trust Company
124 Hebron Avenue	59 Maiden Lane
Glastonbury, CT 06033	New York, NY 10038
ANNUAL MEETING
The 2008 annual meeting of shareholders will be held on the date and at the time and place indicated in the Notice of Annual Meeting and Proxy Statement accompanying this report.
10-K INFORMATION
A copy of EDAC’s 2007 Annual Report on Form 10-K filed with the Securities and Exchange Commission is available without charge by writing to: Glenn L. Purple, Secretary, EDAC Technologies Corporation, 1806 New Britain Avenue, Farmington, CT 06032.