Form 10-K, Exhibit 13
period 2009-01-03
EDAC TECHNOLOGIES CORP
filed 2009-03-11
CIK 772572

EXHIBIT 13
EDAC Technologies Corporation
Annual Report
2008

To Our Shareholders:
“One ceases to recognize the significance of mountain peaks if they are not viewed occasionally from the deepest valleys.”
— Dr. Al Lorin
Had we not viewed our recent peaks from the deepest valleys of 2003, we would not have been able to recognize the challenges that lay ahead of us on our continued journey to our next mountain peaks.
Although 2008 started out strong for your Company, the economy challenged us increasingly throughout the year. Our strategic growth plan for our product lines, and in particular, the Aerospace product line, was impacted. Deliveries for several aerospace programs were delayed by our customers due to their production difficulties, labor issues and economic conditions. As a result our sales, operating profit and net income for 2008 were less than the prior year.
While our low inertia allowed us to react quickly by implementing very aggressive and necessary cost controls, at the same time our management continued to prepare for our future. Despite the continued uncertainties of the economy, we look forward to 2009 with confidence.
•	Total company backlog increased from $30.1 million at the end of fiscal 2007 to $52.4 million at the end of fiscal 2008, of which approximately $18 million was from a new aerospace customer with deliveries scheduled from 2009 through 2012.

•	The Company enters 2009 with $2.3 million less long-term debt than at the beginning of 2008.

•	In 2008 we invested an additional $837,000 in plant and equipment and made deposits of $981,000 on two large machines costing $2.3 million. For 2009 we plan on investing in excess of $4 million in new machinery and equipment including the two large machines currently on order, to increase our capabilities and capacity and improve productivity in the aerospace product line.

•	We believe that marketing and development initiatives made in 2008 will result in additional aerospace customers for the Company.
EDAC’s mission is... “to be the company of choice for customers, shareholders, employees and the community at large. We believe that this can be achieved by being flexible and easy to work with, providing customers with benchmark quality, service and value, providing shareholders superior return on their investment, developing a world class working environment for employee health, safety, security and career growth, and acting as a good corporate citizen through support of the local community and charities.”
Your Company’s management and employees are dedicated and committed to achieving that mission. A year ago our Company sought to attain the certification of ISO 14001, a standard for companies that have effectively adopted environmental management systems allowing them to operate in an environmentally sustainable manner. As a result of intensive efforts by all of our employees, we expect to receive ISO 14001 Certification in April 2009.
Looking back over the past six years the same dedication and commitment have resulted in an increase in shareholder equity of over $20 million, a reduction in debt of over $7 million, and more importantly, a company positioned to seize opportunities.
We have and will continue to be proactive in attempting to minimize the impact of external forces, and fully anticipate that the aerospace market will be strong in the long-term. Our strategy is to pursue those long-term opportunities by investing in skilled personnel and state-of-the-art machinery and equipment, and committing to continuous improvement throughout our organization. We will incur costs in the short-term, but in the long-term we believe this will build the financial and operating strength of our Company, to the benefit of our shareholders.
Like many we remain optimistic that the best is yet to come.

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
EDAC is ISO 9001-2000 Certified. Gros-Ite Precision Aerospace is AS9100:2004 Certified. The Company expects to receive its ISO 14001 Certification in April 2009.
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
MARKET INFORMATION
The Company’s Common Stock trades on The Nasdaq Capital Market under the symbol: “EDAC”.
High and low sales prices per share during each fiscal quarter of the past two fiscal years were as follows:

	2008		2007
	High	Low	High	Low

First Quarter	$9.58	$6.26	$5.15	$3.00
Second Quarter	7.81	6.16	9.85	4.75
Third Quarter	7.00	3.61	9.86	6.54
Fourth Quarter	3.61	1.00	11.40	7.51
The information provided above reflects inter-dealer prices, without retail mark-ups, markdowns or commissions and may not represent actual transactions.
The approximate number of shareholders of record plus beneficial shareholders of the Company’s Common Stock at March 5, 2009 was 1,536.
The Company has never paid cash dividends. The Company must obtain approval from its primary lender prior to paying any cash dividends (See Note D to the Consolidated Financial Statements and Management’s Discussion and Analysis of Financial Condition and Results of Operations included elsewhere in this report).
Shareholder Return Performance Graph
The following performance graph compares the five year cumulative total shareholder return from investing $100 on January 3, 2004 in the Company’s Common Stock to (i) the Total Return Index for The Nasdaq Stock Market (U.S. Companies) (the “Nasdaq (US) Index”) and (ii) the Total Return Index for Nasdaq Trucking and Transportation Stocks (the “Nasdaq Transportation Index”).

Comparison of Five-Year Cumulative Total Return of EDAC Common Stock, Nasdaq (US)
Index and Nasdaq Transportation Index

		Nasdaq
	Nasdaq (US)	Transportation	EDAC Technologies
Fiscal Year Ended	Index	Index	Corporation
January 3, 2004	$100.00	$100.00	$100.00
January 1, 2005	108.62	127.70	152.38
December 31, 2005	110.93	133.41	352.38
December 30, 2006	121.87	155.10	290.48
December 29, 2007	133.25	168.41	1,015.24
January 3, 2009	65.92	110.72	167.62

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
The Company operates on a fiscal year basis. The Company’s fiscal year is a 52 or 53-week period ending on the Saturday closest to December 31. The 2008 fiscal year was a 53-week year.
SELECTED INCOME STATEMENT DATA

	2008	2007
	(In thousands, except per share data)

Sales	$44,677	$50,019

Net income	$1,138	$3,449

Earnings per common share:
Basic	$0.24	$0.75

Diluted	$0.23	$0.70

SELECTED BALANCE SHEET DATA

	2008	2007
	(In thousands)

Current assets	$18,982	$18,792
Total assets	31,464	31,763
Current liabilities	9,271	8,928
Working capital	9,711	9,864
Long-term liabilities	6,526	7,653
Shareholders’ equity	15,667	15,181

MANAGEMENT’S DISCUSSION AND ANALYSIS OF FINANCIAL CONDITION AND RESULTS OF OPERATIONS
RESULTS OF OPERATIONS
The following discussion should be read in conjunction with the Consolidated Financial Statements of the Company and related notes thereto.
Sales to the Company’s principal markets are as follows (in thousands):

	2008	2007
Aerospace customers	$30,756	$37,041
Other	13,921	12,978

Total	$44,677	$50,019

Sales by product line are as follows (in thousands):

	2008	2007
Precision Aerospace	$21,191	$26,319
Apex Machine Tool	19,429	19,678
Gros-Ite Spindles	4,057	4,022

Total	$44,677	$50,019

2008 vs. 2007
Sales
The Company’s sales decreased $5,342,000 or 10.7%, from $50,019,000 in 2007 to $44,677,000 in 2008. Sales to aerospace customers decreased $6,285,000, or 17.0% from 2007 to 2008, primarily due to the decrease in shipments of commercial jet engine parts resulting from the modification of delivery schedules on the part of the Company’s customers. Modification of delivery schedules caused by Boeing’s production delays in the 787 program and delivery delays in its 777 program caused by its machinists’ strike impacted our fiscal year2008 and 4th quarter sales. Production delays in Boeing’s 787 program will continue to impact sales in 2009. Sales to non-aerospace customers increased $943,000 or 7.3% from 2007 to 2008, due to increased sales to the power generation industry. As of January 3, 2009, sales backlog was approximately $52,400,000, compared to approximately $30,100,000 at December 29, 2007. The sales backlog increase is primarily due to increased orders in our Precision Aerospace product line, partially offset by decreased orders in our Gros-Ite Spindles product lines. The Company presently expects to complete approximately $24,200,000 of the January 3, 2009 backlog during the 2009 fiscal year. Approximately $18 million of the increase in sales backlog was from a new aerospace customer with deliveries scheduled from 2009 through 2012.
Sales for the Precision Aerospace product line decreased $5,128,000, or 19.5%, from $26,319,000 in 2007 to $21,191,000 in 2008. The decrease was due to the decrease in shipments of commercial jet engine parts resulting from the modification of delivery schedules on the part of the Company’s customers. Modification of delivery schedules caused by Boeing’s production delays in the 787 program and delivery delays in its 777 program caused by its machinists’ strike impacted our fiscal year 2008 and 4th quarter sales. Production delays in Boeing’s 787 program will continue to impact sales in 2009. The Company’s sales backlog for Precision Aerospace increased from $23.9 million at December 29, 2007 to $47.7 million at January 3, 2009. Approximately $18,000,000 of this increase was from the new aerospace customer referred to above with deliveries scheduled from 2009 through 2012. To further increase machining capacity in support of the Precision Aerospace product line, the Company in early 2008 ordered two large machines together costing $2,300,000 which will be delivered in early 2009. In addition, the Company plans on spending $2,000,000 for additional machinery and equipment for the Precision Aerospace product line also to be delivered in 2009.
Sales for the Apex Machine Tool product line decreased $249,000, or 1.3%, from $19,678,000 in 2007 to $19,429,000 in 2008. The decrease was due to decreased sales to aerospace customers. Sales backlog for the Apex Machine Tool product line decreased from $5.5 million at December 29, 2007 to $4.4 million at January 3, 2009.
Sales for the Gros-Ite Spindles product line increased $35,000, or 0.9% from $4,022,000 in 2007 to $4,057,000 in 2008. This increase was due to an expansion of services within the product line. The Company believes, based on indications from its customers, that demand for both new spindles and the repair of spindles will remain flat for 2009. An effort will be made in 2009 to increase the volume of repair business, depending on the conditions in the industry and to continue expanding its services.
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
Cost of Sales
Cost of sales as a percentage of sales increased in 2008 to 86.9% from 80.0% in 2007. This increase was primarily due to sales levels decreasing in the Precision Aerospace and Apex product lines greater than manufacturing costs due to the fixed element or semi-variable element of certain manufacturing costs.
Our Apex Machine Tool product line committed certain resources to the process development and production of a large order from a customer in a new energy market that shipped late in the fourth quarter. While the shipment of this order significantly increased our fourth quarter’s sales over the third quarter, the experimental nature of the production process and tooling of this order caused significant cost overruns that could not be recovered from the customer. We absorbed these additional costs totaling $334,000 in the fourth quarter. With the new production process and tooling, the customer, as it has indicated, will have a future demand for these new parts.
Selling, General and Administrative Expenses
Selling, general and administrative expenses were $3,492,000 in 2008, representing a decrease of $430,000, or 11.0%, from the 2007 level of $3,922,000. The decrease was due to decreases in bonus and profit sharing expense, professional fees and bad debt expense, partially offset by increases in sales salaries and promotional expenses.
Interest Expense
Interest expense for 2008 decreased $90,000 to $631,000 from $721,000 in 2007. This was due to decreased borrowing levels compared to 2007. See Note D to the Consolidated Financial Statements.
Provision for Income Taxes
The income tax provision for 2008 was calculated using an effective rate of 37.5%, compared to 36% in 2007.
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
Long-term Debt and Revolving Line of Credit
Notes payable and long-term debt consists of the following:

	Jan 3, 2009	Dec. 29, 2007
Equipment line of credit	$1,674,990	$—

Term notes	3,914,765	5,834,479

Mortgage loans	3,010,677	3,138,313

Equipment notes payable	—	2,999

Capital lease obligations	278,273	514,682

	8,878,705	9,490,473
Less — equipment line of credit	1,674,990	—
Less — current portion of long-term debt	2,376,018	2,285,704

	$4,827,697	$7,204,769

The Company’s credit facility with TD Banknorth, N.A. includes a revolving line of credit, which provides for borrowings up to $5,000,000, a term loan of $5,000,000 and an equipment line of credit, which provides for borrowings up to $4,700,000. The revolving line of credit is limited to an amount determined by a formula based on percentages of receivables and inventory and bears interest at a variable rate equal to the highest Prime Rate as published in the Wall Street Journal, adjusted daily (3.25% at January 3, 2009). The revolving line of credit is payable on demand and is reviewed annually as of July 31 with renewal at the bank’s discretion. The term loan is payable in 60 monthly payments of $97,560, including interest at 6.3% and has a balance of $1,128,547 as of January 3, 2009. The equipment line of credit provides advances to purchase eligible equipment and bears interest at a variable rate equal to the highest Prime Rate as published in the Wall Street Journal, adjusted daily. Amounts advanced on the equipment line of credit will convert to a term note on July 31, 2009, unless converted earlier at the option of the Company, with monthly payments of principal and interest in an amount to amortize the then existing principal balance in 60 equal monthly payments including interest at the then FHLBB 5 year Regular Amortizing Advance Rate plus 2%. The credit facility gives TD Banknorth N.A. a first security interest in accounts receivable, inventory, equipment and other assets and requires approval from TD Banknorth N.A. prior to paying cash dividends. As of January 3, 2009, there was $5,000,000 and $3,025,000 available for borrowing on the revolving line of credit and on the equipment line of credit, respectively, and the Company was in compliance with its debt covenants.
The Company has five term notes with TD Banknorth N.A. that were used to finance the purchase of machinery and equipment with interest rates ranging between 6.9% and 7.47% and maturity dates ranging between December 2010 and July 2012. As of January 3, 2009, the outstanding balance of the five notes totaled $2,786,218.
The Company has two mortgages secured by the Company’s real estate. One is due in monthly installments of $16,423, including interest at 7.5% through February 2021. The payment will be adjusted by the bank on March 1, 2011 and every 5 years thereafter to reflect interest at the Five Year Federal Home Loan Bank “Classic Credit Rate” plus 2.75%. The second is due in monthly installments of $12,452, including interest at 6.49% with a balloon payment due on April 1, 2014. The monthly payment will be adjusted by the bank on April 1, 2009, to reflect interest at the Five Year FHLBB Amortizing Advance Rate plus 2.75%.
Cash Flow
The following is selected cash flow data from the Consolidated Statements of Cash Flows (in thousands):

	2008	2007
Net cash (used in) provided by operating activities	$(39)	$8,037
Net cash used in investing activities	(1,793)	(4,664)
Net cash used in financing activities	(143)	(1,012)

2008
Impacting operating cash flow for 2008 was an increase in net operating assets and liabilities of $2,544,000. Inventory increased by $1,447,000, due to an increase in the amount of raw material purchased and put into production in the later part of 2008 compared to 2007, and due to changes by our aerospace customers to our delivery schedules. The increase in accounts receivable reflects a change in payment terms from our major aerospace customer, while a decrease in accounts payable compared to 2007 reflects the payment in early 2008 of a large machine delivered to the Company in late 2007.
Cash used in investing activities reflects expenditures and deposits of $837,000 and $981,000, respectively, primarily for machinery and equipment to increase manufacturing capacity. Capital expenditures for 2009 are targeted at $4,000,000 to $6,300,000. Of that targeted amount $2,300,000 is on order for which deposits of $981,000 were paid in 2008.
Net cash used in financing activities resulted primarily from the repayment of long-term bank debt.
As of January 3, 2009, the Company had no outstanding balance on its revolving line of credit and $1,675,000 outstanding on its equipment line of credit and had $5,000,000 and $3,025,000, respectively, available for additional borrowings.
2007
Impacting operating cash flow for 2007 was a decrease in net operating assets and liabilities of $1,428,000. Inventory decreased by $1,679,000, partially offset by a decrease in accounts payable of $784,000, both of which were primarily due to substantial amounts of raw material that had been received in the fourth quarter of 2006 and subsequently processed in 2007. Increases in other current liabilities were partially offset by increases in accounts receivable and prepaid expenses.
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

The Company believes that its credit facilities (See Note D to the Consolidated Financial Statements) and cash to be provided by operations will be adequate to meet the Company’s liquidity needs for 2009.
Capital expenditures for 2009 are targeted to be in excess of $4,000,000. Of that targeted amount $2,300,000 is on order for which deposits of $981,000 were paid in 2008. The 2009 capital additions will be primarily for machinery and equipment to increase capacity and production in the Precision Aerospace product line.
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
Revenue Recognition — Sales are recorded when all criteria for revenue recognition have been satisfied, which is generally when goods are shipped to the Company’s customers. The Company defers revenue recognition on certain product shipments until customer acceptance, including inspection and installation requirements, as defined, are achieved.
Accounts receivable — The Company evaluates its allowance for doubtful accounts by considering the age of each invoice, the financial strength of the customer, the customer’s past payment record and subsequent payments.
Inventories — Inventories are stated at the lower of cost (first-in, first-out method) or market. The Company has specifically identified certain inventory as obsolete or slow-moving and provided a full reserve for these parts. The assumption is that these parts will not be sold. The assumptions and the resulting reserve have been reasonably accurate in the past, and are not likely to change materially in the future.
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
The Company adopted the provisions of FASB Interpretation No. 48 on January 1, 2007 (FIN 48). There were no unrecognized tax benefits and there was no effect on our financial condition or results of operations as a result of implementing FIN 48. The Company’s policy is to recognize interest and penalties accrued on any unrecognized tax benefits as a component of income tax expense. As of the date of adoption of FIN 48, there was no accrued interest or penalties associated with any unrecognized tax benefits, nor was any interest expense recognized during the year.
Long-Lived Assets — Property, plant and equipment are carried at cost less accumulated depreciation. The appropriateness and the recoverability of the carrying value of such assets are periodically reviewed taking into consideration current and expected business conditions.
Share-based compensation — Share-based compensation cost is measured at the grant date, based on the calculated fair value of the award, and is recognized as an expense over the employee’s requisite service period (generally the vesting period of the equity grant). The Company estimates the fair value of stock options using the Black-Scholes valuation model. Key input assumptions used to estimate the fair value of stock options include the expected option term, the expected volatility of the Company’s stock over the option’s expected term, the risk-free interest rate over the option’s expected term, and the Company’s expected annual dividend yield. The Company believes that the valuation technique and the approach utilized to develop the underlying assumptions are appropriate in calculating the fair values of the Company’s stock options granted during the fiscal years ended January 3, 2009 and December 29, 2007. Estimates of fair value are not intended to predict actual future events or the value ultimately realized by persons who receive equity awards.
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

Pension income for the plan was $21,108 for the fiscal year ended January 3, 2009 and the pension expense for the plan was $33,229 for the year ended December 29, 2007, and is calculated based upon a number of actuarial assumptions, including an expected long-term rate of return on our plan assets of 7.0% for each year. In developing our expected long-term rate of return assumption, we evaluated input from our actuaries and our investment managers. We anticipate that our investment managers will continue to generate long-term returns of at least 7.0%. We regularly review our asset allocation and periodically rebalance our investments when considered appropriate. For the year ended January 3, 2009, we realized a return of less than 7%, however, we continue to believe that 7.0% is a reasonable long-term rate of return on our plan assets.
The discount rate that we utilize for determining future pension obligations is based on a review of long-term bonds that receive one of the two highest ratings given by a recognized rating agency. The discount rate determined on this basis has stayed the same at 6.25% at January 3, 2009 from December 29, 2007. Based on an expected rate of return on our plan assets of 7.0%, a discount rate of 6.25% and various other assumptions, we estimate that our pension expense for the plan will approximate $205,000, $235,000, and $265,000 in 2009, 2010 and 2011, respectively. Future actual pension expense will depend on future investment performance, changes in future discount rates and various other factors related to the populations participating in our plan. We will continue to evaluate our actuarial assumptions, including our discount rate and expected rate of return, at least annually, and will adjust as necessary.
Lowering the expected long-term rate of return on our plan assets by 0.5% (from 7.0% to 6.5%) would have erased the income for the year and created an expense of approximately $8,000 for 2008. Lowering the discount rate assumption by 0.5% would have decreased our pension income for 2008 by approximately $2,000.
The value of our plan assets has decreased from $6.1 million at December 29, 2007 to $3.8 million at January 3, 2009. For the year ended January 3, 2009, the investment performance returns were less than 7% and the discount rate stayed at the same 6.25% resulting in an actuarial loss of $2.2 million. As a result of the above, the funded status of our plan decreased from $0.4 million over-funded at December 29, 2007, to $1.7 million under-funded at January 3, 2009. We believe that, based on our actuarial assumptions, we will be required to continue to make cash contributions to our plan.
During fiscal 2008, the Company contributed $50,200 to the plan, which was more than the minimum required for the October 1, 2007 plan year. In the absence of significant changes, it is estimated that there will be no minimum required contribution for the 2009 plan year. See Note E to the Consolidated Financial Statements for further discussion.
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
ACCOUNTING STANDARDS NOT YET ADOPTED
In December 2007, the FASB issued SFAS No. 141 (revised 2007), “Business Combinations” (SFAS 141(R)), which replaces SFAS No. 141, “Business Combinations (SFAS 141).” SFAS 141(R) retains the underlying concepts of SFAS 141 in that all business combinations are still required to be accounted for at fair value under the acquisition method of accounting, but SFAS 141(R) changed the method of applying the acquisition method in a number of significant aspects. Acquisition costs will generally be expensed as incurred; noncontrolling interests will be valued at fair value at the acquisition date; in-process research and development will be recorded at fair value as an indefinite-lived intangible asset at the acquisition date; restructuring costs associated with a business combination will generally be expensed subsequent to the acquisition date; and changes in deferred tax asset valuation allowances and income tax uncertainties after the acquisition date generally will affect income tax expense. SFAS 141(R) is effective on a prospective basis for all business combinations for which the acquisition date is on or after the beginning of the first annual period subsequent to December 15, 2008, with the exception of the accounting for valuation allowances on deferred taxes and acquired tax contingencies. SFAS 141(R) amends SFAS 109 such that adjustments made to valuation allowances on deferred taxes and acquired tax contingencies associated with acquisitions that closed prior to the effective date of SFAS 141(R) would also apply the provisions of SFAS 141(R). Early adoption is not permitted.
In December 2007, the FASB issued Financial Accounting Standards No. 160, “Noncontrolling Interests in Consolidated Financial Statements—an amendment of ARB No. 51.” This statement is effective for fiscal years, and interim periods within those fiscal years, beginning on or after December 15, 2008, with earlier adoption prohibited. This statement requires the recognition of a noncontrolling interest (minority interest) as equity in the consolidated financial statements, separate from the parent’s equity. The amount of net income attributable to the noncontrolling interest will be included in consolidated net income on the face of the income statement. It also amends certain of ARB No. 51’s consolidation procedures for consistency with the requirements of SFAS 141(R). This statement also includes expanded disclosure requirements regarding the interests of the parent and its noncontrolling interest. This new statement will not have a significant impact on the Company’s financial statements.
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
In February 2008, the FASB issued FSP FAS 157-2, “Effective Date of FASB Statement No. 157,” which delays the effective date of SFAS No. 157, “Fair Value Measurements,” (SFAS 157) for all nonfinancial assets and nonfinancial liabilities, except those that are recognized or disclosed at fair value in the financial statements on a recurring basis, with the exception of the application of the statement to non-recurring nonfinancial assets and nonfinancial liabilities. This FSP defers the effective date of SFAS 157 to fiscal years beginning after November 15, 2008 and interim periods within those fiscal years for items within the scope of this FSP. Refer to Note 14 to the Consolidated Financial Statements for additional discussion on fair value measurements. The Company has evaluated this new FSP and has determined that it will not have a significant impact on the determination or reporting of our financial results.
In March 2008, the FASB issued SFAS No. 161, “Disclosures about Derivative Instruments and Hedging Activities, an amendment of FASB Statement No. 133” (SFAS 161). This statement is intended to improve transparency in financial reporting by requiring enhanced disclosures of an entity’s derivative instruments and hedging activities and their effects on the entity’s financial position, financial performance, and cash flows. SFAS 161 applies to all derivative instruments within the scope of SFAS 133, “Accounting for Derivative Instruments and Hedging Activities” (SFAS 133), as well as, related hedged items, bifurcated derivatives, and nonderivative instruments that are designated and qualify as hedging instruments. Entities with instruments subject to SFAS 161 must provide more robust qualitative disclosures and expanded quantitative disclosures. SFAS 161 is effective prospectively for financial statements issued for fiscal years and interim periods beginning after November 15, 2008, with early application permitted. This new statement will not have a significant impact on the determination of our financial results.
In April 2008, the FASB issued FSP No. FAS 142-3, “Determination of the Useful Life of Intangible Assets.” This FSP amends the factors that should be considered in developing renewal or extension assumptions used to determine the useful life of a recognized intangible asset under SFAS No. 142, “Goodwill and Other Intangible Assets” (SFAS 142). The objective of this FSP is to improve the consistency between the useful life of a recognized intangible asset under SFAS 142 and the period of expected cash flows used to measure the fair value of the asset under SFAS 141(R), and other principles of GAAP. This FSP applies to all intangible assets, whether acquired in a business combination or otherwise, and shall be effective for financial statements issued for fiscal years beginning after

December 15, 2008, and interim periods within those fiscal years and applied prospectively to intangible assets acquired after the effective date. Early adoption is prohibited. This new FSP will not have a significant impact on the determination or reporting of our financial results.
In November 2008, the EITF issued Issue No. 08-6, “Equity Method Investment Accounting Considerations.” This Issue is effective on a prospective basis in fiscal years beginning on or after December 15, 2008, and interim periods within those fiscal years, consistent with the effective dates of SFAS 141(R) and SFAS 160. Earlier application by an entity that has previously adopted an alternative accounting policy is not permitted. This Issue addresses the impact that SFAS 141(R) and SFAS 160 might have on the accounting for equity method investments, including how the initial carrying value of an equity method investment should be determined, how it should be tested for impairment, and how changes in classification from equity method to cost method should be treated. We are currently evaluating this new Issue and anticipate that it will not have a significant impact on the reporting of our results of operations.
In December 2008, the FASB issued FSP FAS 132(R)-1, “Employers’ Disclosures about Post-retirement Benefit Plan Assets.” This FSP amends SFAS No. 132 (revised 2003), “Employers’ Disclosures about Pensions and Other Post-retirement Benefits,” to provide guidance on an employer’s disclosures about plan assets of a defined benefit pension or other post-retirement plan on investment policies and strategies, major categories of plan assets, inputs and valuation techniques used to measure the fair value of plan assets and significant concentrations of risk within plan assets. This FSP shall be effective for fiscal years ending after December 15, 2009, with earlier application permitted. Upon initial application, the provisions of this FSP are not required for earlier periods that are presented for comparative purposes. We are currently evaluating the disclosure requirements of this new FSP.
Certain factors that may affect future results of operations
All statements other than historical statements contained in this annual report constitute “forward-looking statements” within the meaning of the Private Securities Litigation Reform Act of 1995. Without limitation, these forward looking statements include statements regarding the Company’s business strategy and plans, statements about the adequacy of the Company’s working capital and other financial resources, statements about the Company’s bank agreements, statements about the Company’s backlog, statements about the Company’s action to improve operating performance, and other statements herein that are not of a historical nature. These forward-looking statements rely on a number of assumptions concerning future events and are subject to a number of uncertainties and other factors, many of which are outside of the Company’s control, that could cause actual results to differ materially from such statements. These include, but are not limited to, factors which could affect demand for the Company’s products and services such as general economic conditions and economic conditions in the aerospace industry and the other industries in which the Company competes; competition from the Company’s competitors; the Company’s ability to effectively use business-to-business tools on the Internet to improve operating results; the adequacy of the Company’s revolving credit facility and other sources of capital; and other factors discussed in the Company’s annual report on Form 10-K for the year ended January 3, 2009. The Company disclaims any intention or obligation to update or revise any forward-looking statements, whether as a result of new information, future events or otherwise.

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM
To the Shareholders and Board of Directors of
EDAC Technologies Corporation
We have audited the accompanying consolidated balance sheets of EDAC Technologies Corporation and subsidiaries (the “Company”) as of January 3, 2009 and December 29, 2007, and the related consolidated statements of income, cash flows and changes in shareholders’ equity and comprehensive income (loss) for the years then ended. The Company’s management is responsible for these consolidated financial statements. Our responsibility is to express an opinion on these consolidated financial statements based on our audits.
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
In our opinion, the consolidated financial statements referred to above present fairly, in all material respects, the financial position of EDAC Technologies Corporation and subsidiaries as of January 3, 2009 and December 29, 2007, and the results of their operations and their cash flows for the years then ended in conformity with accounting principles generally accepted in the United States of America.

/s/ CCR LLP

Glastonbury, Connecticut
March 9, 2009

EDAC TECHNOLOGIES CORPORATION
CONSOLIDATED BALANCE SHEETS
As of January 3, 2009 and December 29, 2007

	January 3,	December 29,
	2009	2007

ASSETS

CURRENT ASSETS:
Cash	$1,311,092	$3,286,203
Accounts receivable (net of allowance for for doubtful accounts of $186,000 as of January 3, 2009 and December 29, 2007)	7,931,550	7,638,573
Inventories, net	7,961,788	6,598,111
Prepaid expenses and other current assets	107,333	51,339
Refundable income taxes	686,708	284,577
Deferred income taxes	983,298	933,124

Total current assets	18,981,769	18,791,927

PROPERTY, PLANT AND EQUIPMENT, at cost:
Land	892,692	892,692
Buildings and improvements	7,519,058	7,327,207
Machinery and equipment	26,935,374	26,649,320

	35,347,124	34,869,219
Less: accumulated depreciation	23,992,878	22,390,417

	11,354,246	12,478,802

DEFERRED INCOME TAXES	105,971	—

OTHER ASSETS:
Deposits on machinery	981,300	—
Prepaid pension	—	428,882
Other	40,338	63,169

	1,021,638	492,051

TOTAL ASSETS	$31,463,624	$31,762,780

See notes to consolidated financial statements.

EDAC TECHNOLOGIES CORPORATION
CONSOLIDATED BALANCE SHEETS (CONTINUED)
As of January 3, 2009 and December 29, 2007

	January 3,	December 29,
	2009	2007

LIABILITIES AND SHAREHOLDERS’ EQUITY

CURRENT LIABILITIES:
Equipment line of credit	$1,674,990	$—
Current portion of long-term debt	2,376,018	2,285,704
Trade accounts payable	3,485,192	4,021,827
Employee compensation and amounts withheld	1,112,006	1,800,390
Accrued expenses	361,252	395,950
Customer advances	261,643	424,439

Total current liabilities	9,271,101	8,928,310

LONG-TERM DEBT, less current portion	4,827,697	7,204,769

OTHER LIABILITIES	1,698,233	—

DEFERRED INCOME TAXES	—	448,660

COMMITMENTS AND CONTINGENCIES (NOTE G)	—	—

SHAREHOLDERS’ EQUITY:
Common stock, par value $.0025 per share; 20,000,000 shares authorized; issued and outstanding— 4,825,303 on January 3, 2009 and 4,636,303 on December 29, 2007	12,063	11,591
Additional paid-in capital	10,934,736	10,245,877
Retained earnings	7,158,600	6,020,242

	18,105,399	16,277,710
Less: accumulated other comprehensive loss	2,438,806	1,096,669

Total shareholders’ equity	15,666,593	15,181,041

TOTAL LIABILITIES AND SHAREHOLDERS’ EQUITY	$31,463,624	$31,762,780

See notes to consolidated financial statements.

EDAC TECHNOLOGIES CORPORATION,
CONSOLIDATED STATEMENTS OF INCOME
For the Fiscal Years Ended January 3, 2009 and December 29, 2007

	FISCAL YEAR
	2008	2007

Sales	$44,676,668	$50,018,584
Cost of Sales	38,804,956	40,035,308

Gross Profit	5,871,712	9,983,276
Selling, General and Administrative Expenses	3,491,820	3,922,027

Income from Operations	2,379,892	6,061,249
Non-Operating Income (Expense):
Interest Expense	(630,913)	(721,235)
Other	72,665	60,570

Income before Provision For Income Taxes	1,821,644	5,400,584
Provision for Income Taxes	683,286	1,951,514

Net Income	$1,138,358	$3,449,070

Basic Income Per Common Share:	$0.24	$0.75

Diluted Income Per Common Share:	$0.23	$0.70

See notes to consolidated financial statements.

EDAC TECHNOLOGIES CORPORATION
CONSOLIDATED STATEMENTS OF CASH FLOWS
For the Fiscal Years Ended January 3, 2009
and December 29, 2007

	FISCAL YEAR
	2008	2007
Operating Activities:
Net income	$1,138,358	$3,449,070
Adjustments to reconcile net income to net cash provided by operating activities:
Depreciation and amortization	1,983,718	2,169,840
Deferred income taxes	251,481	729,209
Gain on sale of property, plant and equipment	(24,734)	(1,500)
Compensation expense pursuant to stock options	220,776	240,849
Excess tax benefit from share-based compensation	(307,936)	(199,258)
Provision for inventory reserve	83,213	99,108
Provision for doubtful accounts receivable	16,767	121,111
Changes in operating assets and liabilities:
Accounts receivable	(309,744)	(199,458)
Refundable income taxes	(402,131)	(143,927)
Inventories	(1,446,890)	1,678,647
Prepaid expenses and other assets	372,888	(423,783)
Trade accounts payable	(536,635)	(784,263)
Other current liabilities	(1,078,132)	1,300,933

Net cash (used in) provided by operating activities	(39,001)	8,036,578

Investing Activities:
Additions to property, plant and equipment	(837,197)	(2,965,004)
Equipment deposits	(981,300)	—
Cash paid for business acquired	—	(1,700,000)
Proceeds from sales of property, plant and equipment	25,600	1,500

Net cash used in investing activities	(1,792,897)	(4,663,504)

Financing Activities:
Increase (decrease) in lines of credit	1,674,990	(1,000,000)
Borrowings on long-term debt	—	1,515,540
Repayments of long-term debt	(2,286,758)	(2,002,223)
Proceeds from exercise of common stock options	160,619	275,357
Excess tax benefit from share-based compensation	307,936	199,258

Net cash used in financing activities	(143,213)	(1,012,068)

(Decrease) increase in cash	(1,975,111)	2,361,006

Cash at beginning of year	3,286,203	925,197

Cash at end of year	$1,311,092	$3,286,203

Supplemental Disclosure of Cash Flow Information:
Interest paid	$630,913	$719,048
Income taxes paid, net	526,000	1,167,000
See notes to consolidated financial statements.

EDAC TECHNOLOGIES CORPORATION
CONSOLIDATED STATEMENTS OF CHANGES IN SHAREHOLDERS’ EQUITY
AND COMPREHENSIVE INCOME (LOSS)
For the Fiscal Years Ended January 3, 2009
and December 29, 2007

		Additional		Accumulated Other
	Common	Paid-in	Retained	Comprehensive
	Stock	Capital	Earnings	Loss	Total

Balances at December 30, 2006	$11,316	$9,530,688	$2,571,172	($1,483,041)	$10,630,135

Comprehensive income:
Net income	—	—	3,449,070	—	3,449,070
Unfunded pension liability, net of income taxes of $246,506	—	—	—	386,372	386,372

Total comprehensive income					3,835,442

Exercise of stock options	275	474,340	—	—	474,615
Stock option compensation expense	—	240,849	—	—	240,849

Balances at December 29, 2007	11,591	10,245,877	6,020,242	(1,096,669)	15,181,041

Comprehensive income:
Net income	—	—	1,138,358	—	1,138,358
Unfunded pension liability, net of income tax benefit of $856,286	—	—	—	(1,342,137)	(1,342,137)

Total comprehensive loss					(203,779)

Exercise of stock options	472	468,083	—	—	468,555
Stock option compensation expense	—	220,776	—	—	220,776

Balances at January 3, 2009	$12,063	$10,934,736	$7,158,600	($2,438,806)	$15,666,593

See notes to consolidated financial statements.

EDAC TECHNOLOGIES CORPORATION
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
For the Years Ended January 3, 2009 and December 29, 2007
NOTE A — ORGANIZATION AND BUSINESS AND SIGNIFICANT ACCOUNTING POLICIES
ORGANIZATION AND BUSINESS
The accompanying consolidated financial statements include EDAC Technologies Corporation (the “Company”) and its wholly-owned subsidiaries, Gros-Ite Industries, Inc. and Apex Machine Tool Company, Inc. The Company provides complete design, manufacture and service meeting the precision requirements of customers for jet engine components, tooling, fixtures, molds and machine spindles.
ACQUISITION
On December 14, 2007, the Company acquired certain assets of MTU Aero Engines North America, Inc.’s Repair Business Unit. The acquisition was accounted for under the purchase method of accounting with the assets acquired, recorded at their fair values at the date of acquisition. The results of operations of the acquired business have been included in the Consolidated Statement of Operations beginning as of the effective date of acquisition. The acquisition further diversified the Company’s core Aerospace business to adjacent markets and is consistent with the Company’s long term growth plan.
The purchase price was allocated based on independent appraisals and management’s estimates as follows (in thousands):

Accounts receivable	$229
Inventory	141
Property, plant and equipment	1,330

$1,700

The unaudited pro forma consolidated financial information for the fiscal year ended December 29, 2007 as though the acquisition had been completed at the beginning of that period is as follows (in thousands, except per share data)

December 29, 2007
Sales	$52,076
Net income	$3,538
Basic income per share	$0.77
Diluted income per share	$0.72
SIGNIFICANT ACCOUNTING POLICIES
Principles of Consolidation: All significant intercompany transactions and balances have been eliminated in the consolidated financial statements.
Fiscal Year: The Company’s fiscal year is a 52 or 53-week period ending on the Saturday closest to December 31. Fiscal year 2008 was a 53-week year that ended on January 3, 2009. Fiscal year 2007 was a 52-week year that ended on December 29, 2007.
Estimates: The preparation of financial statements in conformity with accounting principles generally accepted in the United States of America requires management to make estimates and assumptions that affect certain of the amounts and disclosures reflected in the consolidated financial statements. Actual results could differ from those estimates.
Cash and Cash Equivalents: For the purpose of the statement of cash flows, the Company defines cash equivalents as highly liquid instruments with an original maturity of three months or less. The Company had no cash equivalents at January 3, 2009 and December 29, 2007.

Revenue Recognition: Sales are recorded when all criteria for revenue recognition have been satisfied, which is generally when goods are shipped to the Company’s customers. The Company defers revenue recognition on certain product shipments until customer acceptance, including inspection and installation requirements, as defined, are achieved.
Inventories: Inventories are stated at the lower of cost (first-in, first-out method) or market. Provisions for slow moving and obsolete inventory are provided based on historical experience and product demand. As of January 3, 2009 and December 29, 2007, inventories consist of the following:

	January 3, 2009	December 29, 2007

Raw materials	$1,449,789	$1,530,440
Work-in-progress	5,789,839	4,635,437
Finished goods	1,366,562	1,110,957

	8,606,190	7,276,834
Less: reserve for excess and obsolete	(644,402)	(678,723)

Inventories, net	$7,961,788	$6,598,111

Long-Lived Assets: Property, plant and equipment are stated at cost. Provisions for depreciation and amortization for financial reporting purposes are computed using the straight-line method over 3 to 12 years for machinery and equipment and 25 years for buildings. Depreciation expense was $1,960,886 and $2,147,008 for 2008 and 2007, respectively.
The Company reviews its investments in long-lived assets for impairment whenever events or changes in circumstances indicate that the carrying amount of an asset may not be recoverable. The Company recognizes impairment when the carrying amount of the asset exceeds its estimated fair value.
Income Taxes: The Company accounts for income taxes under Statement of Financial Accounting Standards (SFAS) No. 109, “Accounting for Income Taxes”. Under this standard, deferred tax assets or liabilities are computed based on the difference between the financial statement and income tax bases of assets and liabilities using the enacted marginal tax rate. Deferred income tax expenses or benefits are based on the changes in the deferred tax assets and liabilities from period-to-period.
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
The Company adopted the provisions of FASB Interpretation No. 48, “Accounting For Uncertainty in Income Taxes — an interpretation of FASB Statement No 109”, (FIN 48) on January 1, 2007. There were no unrecognized tax benefits and there was no effect on Company financial condition or results of operations as a result of adopting FIN 48. The Company’s policy is to recognize interest and penalties accrued on any unrecognized tax benefits as a component of income tax expense. As of the date of adoption of FIN 48, there was no accrued interest or penalties associated with any unrecognized tax benefits, nor was any interest expense recognized during the year.
Earnings Per Share: Basic earnings per common share is based on the average number of common shares outstanding during the year. Diluted earnings per common share assumes, in addition to the above, a dilutive effect of common share equivalents during the year. Common share equivalents represent dilutive stock options using the treasury method, which results in the inclusion of common shares in an amount less than the options exercised. The number of shares used in the earnings per common share computation for fiscal 2008 and 2007 are as follows:

	2008	2007
Basic:
Weighted average common shares outstanding	4,723,547	4,584,913

Diluted:
Dilutive effect of stock options	314,073	358,378

Weighted average shares diluted	5,037,620	4,943,291

Options excluded since anti—dilutive	188,500	188,500

Comprehensive Income (Loss): Comprehensive income (loss), which is reported on the accompanying consolidated statement of changes in shareholders’ equity and comprehensive income (loss) consists of net income (loss) and other gains and losses affecting shareholders’ equity that, under accounting principles generally accepted in the United States of America, are excluded from net income (loss). For the Company, comprehensive income (loss) consists of gains and losses related to the Company’s defined benefit pension plan.
Share Based Compensation: The Company accounts for share-based compensation under SFAS No. 123R, “Share-Based Payment,” (SFAS 123R) which establishes accounting for equity instruments exchanged for employee services. Under the provisions of SFAS 123R, share-based compensation cost is measured at the grant date, based on the calculated fair value of the award, and is recognized as an expense over the employee’s requisite service period (generally the vesting period of the equity grant). The Company also followed the disclosure requirements of SFAS No. 123, “Accounting for Stock-Based Compensation”, as amended by SFAS 148, “Accounting for Stock-Based Compensation—Transition and Disclosure”. The Company elected to adopt the modified prospective transition method as provided by SFAS 123R and, accordingly, financial statement amounts for the prior periods have not been restated to reflect the fair value method of expensing share-based compensation. Under this application, the Company is required to record compensation cost for all share-based payments granted after the date of adoption based on the grant date fair value estimated in accordance with the provisions of SFAS 123R and for the unvested portion of all share-based payments previously granted that remain outstanding which were based on the grant date fair value estimated in accordance with the original provisions of SFAS 123. The majority of the Company’s share-based compensation arrangements vest over three years. The Company expenses its share-based compensation under the straight-line method.
Pension: Effective for the fiscal year ended December 30, 2006, the Company adopted the recognition provision of Statement of Financial Accounting Standards No. 158, “Employers’ Accounting for Defined Benefit Pension and Other Postretirement Plans—an amendment of FASB Statements No. 87, 88, 106 and 132(R)” (SFAS 158). The Company recognizes the overfunded or underfunded status of the Company’s defined benefit pension plan. Under SFAS 158, actuarial gains and losses, prior service costs or credits, and any remaining transition assets or obligations that have not been recognized under previous accounting standards must be recognized in Accumulated Other Comprehensive Loss, net of tax effects, until they are amortized as a component of net periodic benefit cost. In addition, effective for fiscal years ending after December 15, 2008, the measurement date of plan assets and the benefit obligation, is required to be the Company’s fiscal year-end. The Company adopted the measurement date provision of SFAS 158 effective for its 2008 fiscal year.
Fair Value: In September 2006, the FASB issued SFAS No. 157, “Fair Value Measurements” (SFAS 157) which defines fair value, establishes a framework for measuring fair value and expands the related disclosure requirements. SFAS No. 157 is effective for fiscal years beginning after November 15, 2007, except as it relates to non-recurring fair value measurements of nonfinancial assets and liabilities for which the standard is effective for fiscal years beginning after November 15, 2008. The adoption of SFAS 157 in the fiscal year 2008 with respect to financial assets and liabilities did not have a significant effect on the Company’s condensed consolidated results of operations or financial position.
In February 2007, the FASB issued SFAS No. 159, “The Fair Value Option for Financial Assets and Financial Liabilities — Including an Amendment of FASB Statement No. 115” (SFAS 159) which is effective for fiscal years beginning after November 15, 2007. This statement permits an entity to choose to measure many financial instruments and certain other items at fair value at specified election dates. Subsequent unrealized gains and losses on items for which the fair value option has been elected will be reported in earnings. The Company has adopted SFAS 159 and has elected not to measure any additional financial instruments and other items of fair value.

Accounting Pronouncements Not Yet Adopted: In December 2007, the FASB issued SFAS No. 141R (revised 2007), “Business Combinations” (SFAS 141(R)), which replaces SFAS No. 141, “Business Combinations.” (SFAS 141) SFAS 141(R) retains the underlying concepts of SFAS 141 in that all business combinations are still required to be accounted for at fair value under the acquisition method of accounting but SFAS 141(R) changed the method of applying the acquisition method in a number of significant aspects. Acquisition costs will generally be expensed as incurred; noncontrolling interests will be valued at fair value at the acquisition date; in-process research and development will be recorded at fair value as an indefinite-lived intangible asset at the acquisition date; restructuring costs associated with a business combination will generally be expensed subsequent to the acquisition date; and changes in deferred tax asset valuation allowances and income tax uncertainties after the acquisition date generally will affect income tax expense. SFAS 141(R) is effective on a prospective basis for all business combinations for which the acquisition date is on or after the beginning of the first annual period subsequent to December 15, 2008, with the exception of the accounting for valuation allowances on deferred taxes and acquired tax contingencies. SFAS 141(R) amends SFAS 109 such that adjustments made to valuation allowances on deferred taxes and acquired tax contingencies associated with acquisitions that closed prior to the effective date of SFAS 141(R) would also apply the provisions of SFAS 141(R). Early adoption is not permitted.
In February 2008, the FASB issued FSP FAS 157-2, “Effective Date of FASB Statement No. 157,” which delays the effective date of SFAS No. 157, “Fair Value Measurements,” (SFAS 157) for all nonfinancial assets and nonfinancial liabilities, except those that are recognized or disclosed at fair value in the financial statements on a recurring basis, with the exception of the application of the statement to non-recurring nonfinancial assets and nonfinancial liabilities. This FSP defers the effective date of SFAS 157 to fiscal years beginning after November 15, 2008 and interim periods within those fiscal years for items within the scope of this FSP. Refer to Note 14 to the Consolidated Financial Statements for additional discussion on fair value measurements. The Company has evaluated this new FSP and has determined that it will not have a significant impact on the determination or reporting of our financial results.
In December 2008, the FASB issued FSP FAS 132(R)-1, “Employers’ Disclosures about Post-retirement Benefit Plan Assets.” This FSP amends SFAS No. 132 (revised 2003), “Employers’ Disclosures about Pensions and Other Post-retirement Benefits,” to provide guidance on an employer’s disclosures about plan assets of a defined benefit pension or other post-retirement plan on investment policies and strategies, major categories of plan assets, inputs and valuation techniques used to measure the fair value of plan assets and significant concentrations of risk within plan assets. This FSP shall be effective for fiscal years ending after December 15, 2009, with earlier application permitted. Upon initial application, the provisions of this FSP are not required for earlier periods that are presented for comparative purposes. We are currently evaluating the disclosure requirements of this new FSP.
No other recently issued, but not yet adopted accounting pronouncements are expected to have a material impact on the Company.
NOTE B — FINANCIAL INSTRUMENTS
Concentrations of Credit Risk
The Company’s financial instruments that are subject to concentrations of credit risk consist of cash and accounts receivable.
The Company places its cash deposits with a high credit quality financial institution. Bank deposits may at times be in excess of the federal depository insurance limit.
Sales to United Technologies Corporation for 2008 and 2007 amounted to 40% and 46%, respectively, of the Company’s sales. The Company’s international sales for 2008 and 2007, amounted to 5%, and 8%, respectively, of the Company’s sales. At January 3, 2009, the Company had $3,613,000 of its accounts receivable or 45% due from United Technologies Corporation. The Company reviews a customer’s credit history before extending credit and typically does not require collateral. The Company establishes an allowance for doubtful accounts based upon factors surrounding the credit risk of specific customers, historical trends and other information. Such losses have been within management’s expectations.
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
NOTE C — COMMON STOCK AND STOCK OPTIONS
The following table presents share-based compensation expense for continuing operations and the effects on earnings per share included in the Company’s consolidated statements of operations:

	Fiscal Year Ended	Fiscal Year Ended
	January 3, 2009	December 29, 2007
Selling, general and administrative:
Share-based compensation expense before tax	$220,776	$240,849
Income tax benefit	82,791	86,946

Net share-based compensation expense	$137,985	$153,903

The Company estimates the fair value of stock options using the Black-Scholes valuation model. Key input assumptions used to estimate the fair value of stock options include the expected option term, the expected volatility of the Company’s stock over the option’s expected term, the risk-free interest rate over the option’s expected term, and the Company’s expected annual dividend yield. The Company believes that the valuation technique and the approach utilized to develop the underlying assumptions are appropriate in calculating the fair values of the Company’s stock options granted during the fiscal years ended January 3, 2009 and December 29, 2007. Estimates of fair value are not intended to predict actual future events or the value ultimately realized by persons who receive equity awards.
The fair value of each option grant was estimated on the grant date using the Black-Scholes option-pricing model with the following assumptions:

	Fiscal Year Ended	Fiscal Year Ended
	January 3, 2009	December 29, 2007
Expected option term (1)	3.5 years	3.5 years
Expected volatility factor (2)	62.8%	46.6%
Risk-free interest rate (3)	0.06%	3.0%
Expected annual dividend yield	0%	0%

(1)	The option term was determined using the simplified method for estimating expected option life, which qualify as “plain-vanilla” options.

(2)	The stock volatility for each grant is measured using the weighted average of historical monthly price changes of the Company’s common stock over the most recent period equal to the expected option life of the grant, adjusted for activity which is not expected to occur in the future.

(3)	The risk-free interest rate for periods equal to the expected term of the share option is based on the U.S. Treasury yield curve in effect at the time of grant.
Stock Incentive Plans

The Company has issued stock options from the 1998 Employee Stock Option Plan, the 2000 Employee Stock Option Plan and the 2000-B Employee Stock Option Plan and the 2008 Equity Incentive Plan. The terms of the options and vesting requirements shall be for such period as the Compensation Committee designates. The option price is not less than the fair market value of the shares on the date of the grant.
As of January 3, 2009, 428,266 shares were reserved for future issuance for stock options including 45,500 shares for the 2000 Employee Stock Option Plan, 17,766 shares for the 2000-B Employee Stock Option Plan and 365,000 for the 2008 Equity Incentive Plan.
A summary of the status of the Company’s stock option plans as of January 3, 2009 and December 29, 2007, and changes during the years then ended is presented below:

	January 3, 2009		December 29, 2007
		Weighted- Average		Weighted- Average
	Options	Exercise Price	Options	Exercise Price

Outstanding at beginning of year	604,834	$2.28	526,200	$1.82
Granted	135,000	2.18	188,500	9.28
Exercised	(189,000)	0.78	(109,866)	2.84
Expired/Forfeited	(10,000)	5.50	—	—

Outstanding at end of year	540,834	$4.67	604,834	$4.05

Options exercisable at year-end	292,003	$4.43	395,001	$2.28

Weighted-average fair value of options granted during the year	$0.91		$3.51

     The following table summarizes information about stock options outstanding at January 3, 2009:

	Options Outstanding			Options Exercisable
		Weighted-
	Number	Average	Weighted	Number	Weighted-
	Outstanding	Remaining	-Average	Exercisable	Average
Exercise Price	At	Contractual	Exercise	At	Exercise
Range	1/3/2009	Life (in years)	Price	1/3/2009	Price
$0.51 to $1.00	33,000	2.64	$0.92	33,000	$0.92
$1.01 to $2.00	82,500	3.22	1.34	82,500	1.34
$2.01 to $5.50	236,834	5.98	2.69	83,668	3.46
$5.51 to $9.28	188,500	3.92	9.28	92,835	9.28

$0.51 to $9.28	540,834	4.64	$4.67	292,003	$4.43

The aggregate intrinsic value of outstanding options as of January 3, 2009 was $61,933. The intrinsic value of options exercised during the fiscal year ended January 3, 2009 was $811,441. The intrinsic value of options vested during the fiscal year ended January 3, 2009 was $0.
The following table summarizes the status of the Company’s non-vested options since December 30, 2006:

	Non-Vested Options
		Weighted
	Number of	Average
	Options	Fair Value

Non-vested at December 30, 2006	104,500	$3.18
Granted	188,500	3.51
Vested	(83,167)	2.42

Non-vested at December 29, 2007	209,833	2.88
Granted	135,000	0.91
Vested	(96,002)	2.56

Non-vested at January 3, 2009	248,831	$1.92

As of January 3, 2009, there was $463,646 of total unrecognized compensation cost related to nonvested share-based compensation arrangements granted under the Company’s stock plans. That cost is expected to be recognized over a weighted-average period of 2.1 years.
Cash received from option exercises under all share based payment arrangements for the fiscal years ended January 3, 2009 and December 29, 2007 was $160,619 and $275,357, respectively. The actual tax benefit realized for the tax deductions from option exercises of the share-based payment arrangements was $316,056 and $199,258 for the fiscal years ended January 3, 2009 and December 29, 2007, respectively.
NOTE D — NOTES PAYABLE AND LONG-TERM DEBT
Notes payable and long-term debt consists of the following:

	January 3, 2009	Dec. 29, 2007

Equipment line of credit	$1,674,990	$—

Term notes	3,914,765	5,834,479

Mortgage loans	3,010,677	3,138,313

Equipment notes payable	—	2,999

Capital lease obligations	278,273	514,682

	8,878,705	9,490,473
Less — Equipment line of credit	1,674,990	—
Less — current portion of long-term debt	2,376,018	2,285,704

	$4,827,697	$7,204,769

The Company’s credit facility with TD Banknorth, N.A. includes a revolving line of credit, which provides for borrowings up to $5,000,000, a term loan of $5,000,000 and an equipment line of credit, which provides for borrowings up to $4,700,000. The revolving line of credit is limited to an amount determined by a formula based on percentages of receivables and inventory and bears interest at a variable rate equal to the highest Prime Rate as published in the Wall Street Journal, adjusted daily (3.25% at January 3, 2009). The revolving line of credit is payable on demand and is reviewed annually as of July 31 with renewal at the bank’s discretion. The term loan is payable in 60 monthly payments of $97,560, including interest at 6.3% and has a balance of $1,128,547 as of January 3, 2009. The equipment line of credit provides advances to purchase eligible equipment and bears interest at a variable rate equal to the highest Prime Rate as published in the Wall Street Journal, adjusted daily. Amounts advanced on the equipment line of credit will convert to a term note on July 31, 2009, unless converted earlier at the option of the Company, with monthly payments of principal and interest in an amount to amortize the then existing principal balance in 60 equal monthly payments including interest at the then FHLBB 5 year Regular Amortizing Advance Rate plus 2%. The credit facility gives TD Banknorth N.A. a first security interest in accounts receivable, inventory, equipment and other assets and requires approval from TD Banknorth N.A. prior to paying cash dividends. As of January 3, 2009, there was $3,025,000 available for borrowing on the revolving line of credit and on the equipment line of credit, respectively, and the Company was in compliance with its debt covenants.
The Company has five term notes with TD Banknorth N.A. that were used to finance the purchase of machinery and equipment with interest rates ranging between 6.9% and 7.47% and maturity dates ranging between December 2010 and July 2012. As of January 3, 2009, the outstanding balance of the five notes totaled $2,786,218.
The Company has two mortgages secured by the Company’s real estate. One is due in monthly installments of $16,423, including interest at 7.5% through February 2021. The payment will be adjusted by the bank on March 1, 2011 and every 5 years thereafter to reflect interest at the Five Year Federal Home Loan Bank “Classic Credit Rate” plus 2.75%. The second is due in monthly installments of $12,452, including interest at 6.49% with a balloon payment due on April 1, 2014. The monthly payment will be adjusted by the bank on April 1, 2009, to reflect interest at the Five Year FHLBB Amortizing Advance Rate plus 2.75%.
The following table sets forth leased property under capital leases.

Class of Property	2008	2007
Machinery & equipment	$983,189	$1,132,512
Less: accumulated amortization	363,116	331,993

	$620,073	$800,519

Amortization expense related to leased property under capital leases is included in depreciation expense disclosed in Note A.
Aggregate annual maturities of long-term debt for the five year period subsequent to January 3, 2009, are as follows: 2009—$2,376,018; 2010—$1,233,664; 2011—$820,773; 2012—$378,642; 2013—$184,041; 2014 and thereafter—$2,210,577.
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
The Company uses its fiscal year-end as the measurement date for its pension plan assets and benefit obligation.
The following tables set forth the changes in benefit obligations and plan assets, and reconciles amounts recognized in the Company’s consolidated balance sheets (in thousands):

	2008	2007
Change in Benefit Obligation:
Benefit obligation at beginning of year	$5,656	$5,876
Interest cost	353	351
Actuarial loss (gain)	(105)	(143)
Benefits paid	(447)	(428)

Benefit obligation at end of year	$5,457	$5,656

	2008	2007
Change in Plan Assets:
Fair value of plan assets at beginning of year	$6,085	$5,426
Actual (loss) return on plan assets	(1,877)	842
Employer contribution	50	279
Expenses	(52)	(34)
Benefits paid	(447)	(428)

Fair value of plan assets at end of year	$3,759	$6,085

Funded (unfunded) status	$(1,698)	$429

Amounts recognized in the consolidated balance sheets consist of:
Prepaid pension	$—	$429
Employee compensation and amounts withheld	—	—
Other long-term liabilities	(1,698)	—

Total	$(1,698)	$(429)

Amounts recognized in accumulated other comprehensive income consist of:
Net loss	$(3,010)	$(812)
Income tax (provision) benefit	571	(285)

Total	$(2,439)	$(1,097)

Information for pension plans with an accumulated benefit obligation in excess of plan assets:
Projected benefit obligation	$5,457	$5,656
Accumulated benefit obligation	5,457	5,656
Fair value of plan assets	3,759	6,084

Components of Net Periodic Benefit Cost:
Interest cost	$353	$351
Expected return on plan assets	(391)	(358)
Amortization of net loss	17	40

Net periodic benefit cost	$(21)	$33

Other Changes in Plan Assets and Benefit Obligations Recognized in Other Comprehensive Income:
Prior year net loss	$(812)	$(1,445)
Current year net loss	3,010	812

Total recognized in other comprehensive income	$2,198	$(633)

Total recognized in net periodic benefit cost and other comprehensive income	$2,177	$(600)

The adoption of SFAS No. 158 did not result in a transition adjustment since all future benefit accruals under the Company’s defined benefit plan were frozen as of April 1, 1993.
The estimated amount of net loss that will be amortized from accumulated other comprehensive loss into net periodic benefit cost in 2009 is $100,000.

Assumptions:	2008	2007
Weighted-average assumptions used to determine benefit obligation as of year-end:
Discount rate	6.25%	6.25%
Rate of compensation increase	n/a	n/a

Weighted-average assumptions used to determine net benefit cost:
Discount rate	6.00%	6.00%
Rate of compensation increase	n/a	n/a
Expected return on plan assets	7.00%	7.00%
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
Plan Assets

	Target
	Allocation
Asset Category	2009	2008
Equity securities	80%	80%
Debt securities	16%	16%
Real estate equity fund	3%	3%
Cash	1%	1%

Total	100%	100%

Cash Flows
Contributions
Expected employer contributions for 2009 are $0.
Estimated Future Benefit Payments
The following benefit payments are expected to be paid (in thousands):

2009	$424,682
2010	422,296
2011	432,005
2012	422,141
2013	421,657
Years 2014 —2018	$2,078,256
The Company maintains a defined contribution plan known as the EDAC Technologies Corporation 401(k) Retirement Plan. All employees who have completed at least three consecutive months of service and are age eighteen or older are eligible to participate. For 2008 and 2007, the Company did not provide matching contributions.

NOTE F — INCOME TAXES
The provision for income taxes is as follows (in thousands):

	2008	2007

Current provision	$432	$1,223
Deferred	251	729

Total provision for income taxes	$683	$1,952

The following table reconciles the expected federal tax provision applied to pre-tax income based on the federal statutory tax rate of 34% to the actual tax provision (in thousands):

	2008	2007

Income before income taxes	$1,822	$5,401

Income tax provision at Federal statutory rate	$619	$1,836

State income taxes, net of Federal benefit	82	177

Other	(6)	34

Section 199 deduction	(12)	(95)

Total income tax provision	$683	$1,952

The tax effect of temporary differences giving rise to the Company’s deferred tax assets and liabilities are as follows (in thousands):

	2008	2007
Deferred tax assets:
Allowance for uncollectible accounts receivable	$72	$72
Employee compensation and amounts withheld	272	202
Accrued expenses	225	161
Unicap and inventory reserves	304	306
Alternative minimum tax credit carryforwards	—	66
State tax credits	109	124
Pension liability (in equity)	1,173	316
Goodwill	1,330	1,627

	3,485	2,874

Deferred tax liabilities:
Property, plant and equipment	1,891	1,925
Pension	505	465

	2,396	2,390

Net deferred tax asset	$1,089	$484

Reflected in consolidated balance sheets as:
Net current deferred tax asset	$983	$933
Net long-term deferred tax asset	106	—
Net long-term deferred tax liability	—	449

	$1,089	$484

The change in the net deferred tax asset is reflected in the accompanying consolidated financial statements as:

	2008	2007

Deferred provision for income taxes	$251	$729
Deferred (benefit) on pension liability	(856)	247

	$(605)	$976

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
In 2008, the Internal Revenue Service completed its examination of the Company’s 2005 tax return, making no change in the Company’s reported tax. The Company’s subsequent years’ returns are subject to examination by federal taxing authorities. In addition, net operating losses originating in 2003 that were utilized in 2006 are also open to IRS examination.
The statute of limitations for Connecticut tax returns is closed for all tax years prior to 2000. This is due to utilization of credit carryforwards and net operating loss carryfowards.
The Company’s policy is to recognize interest and penalties accrued on any unrecognized tax benefits as a component of income tax expense.  As of the date of adoption of FIN 48, there was no accrued interest or penalties associated with any recognized tax benefits, nor was any interest expense recognized during the year.
The Company expects to fully utilize its alternative minimum tax credit carryforwards of $68K in 2008. The Company also has approximately $189K of state tax credit carryforwards relating to property taxes paid on electronic data processing equipment, training expenses, and capital investments available for use on the 2008 tax return. The Company expects the carryforward to 2009 to be approximately $166K.  The state credits have a short carryforward period and will expire if they are not utilized over the next five years.
NOTE G — COMMITMENTS AND CONTINGENCIES
Lease expense under operating leases was $22,155 and $13,787, for 2008 and 2007, respectively. Minimum rental commitments as of January 3, 2009 for noncancelable operating leases with an initial or remaining term of one year or more are as follows: 2009—$15,602; 2010—$13,881; 2011—$6,416; 2012—$2,275; 2013 and thereafter—$0.
NOTE H — SEGMENT INFORMATION
Operating segments are defined as components of an enterprise about which financial information is available that is evaluated regularly by the Company’s President in deciding how to allocate resources and in assessing performance. The Company has determined that it operates as one segment.
NOTE I — QUARTERLY DATA (Unaudited)
Following is selected quarterly data for 2008 and 2007. All quarterly information was obtained from unaudited consolidated financial statements not otherwise contained herein. The unaudited results for any quarter are not necessarily indicative of the results for any future period.

2008	1st quarter	2nd quarter	3rd quarter	4th quarter
Sales	$11,181,103	$10,849,161	$10,547,124	$12,099,280
Gross profit	2,086,009	1,829,976	1,385,247	570,480
Income from operations	1,116,889	965,732	542,379	(245,108)
Net income	629,867	533,058	254,919	(279,486)

Basic income per common share	$0.14	$0.11	$0.05	$(0.06)
Diluted income per common share	$0.13	$0.11	$0.05	$(0.06)

2007	1st quarter	2nd quarter	3rd quarter	4th quarter
Sales	$12,315,638	$12,467,061	$12,525,403	$12,710,482
Gross profit	2,347,544	2,446,241	2,513,065	2,676,426
Income from operations	1,429,919	1,466,216	1,532,757	1,632,357
Net income	781,278	819,683	864,330	983,779

Basic income per common share	$0.17	$0.18	$0.19	$0.21
Diluted income per common share	$0.16	$0.17	$0.17	$0.20

OFFICERS

Dominick A. Pagano	President and Chief Executive Officer
Luciano M. Melluzzo	Vice President and Chief Operating Officer
Glenn L. Purple	Vice President-Finance, Chief Financial Officer and Secretary

BOARD OF DIRECTORS

Daniel C. Tracy	Chairman
Dominick A. Pagano	President and Chief Executive Officer
Joseph Lebel	Private Investor
Stephen J. Raffay	Retired Vice-Chairman, Emhart Corporation
Ross C. Towne	Owner, Management Partners, Inc.
CORPORATE OFFICES
1806 New Britain Avenue
Farmington, CT 06032
GENERAL COUNSEL
Robinson & Cole LLP
280 Trumbull Street
Hartford, CT 06103-3597

INDEPENDENT AUDITORS	TRANSFER AGENT

CCR LLP	American Stock Transfer & Trust Company
124 Hebron Avenue	59 Maiden Lane
Glastonbury, CT 06033	New York, NY 10038
ANNUAL MEETING
The 2009 annual meeting of shareholders will be held on the date and at the time and place indicated in the Notice of Annual Meeting and Proxy Statement accompanying this report.
10-K INFORMATION
A copy of EDAC’s 2008 Annual Report on Form 10-K filed with the Securities and Exchange Commission is available without charge by writing to: Glenn L. Purple, Secretary, EDAC Technologies Corporation, 1806 New Britain Avenue, Farmington, CT 06032.