Form 10-K, Exhibit 13
period 2010-01-02
EDAC TECHNOLOGIES CORP
filed 2010-03-08
CIK 772572

Exhibit 13
EDAC Technologies Corporation
Annual Report
2009

To Our Shareholders:
“..geneticists described evolution simply as a change in gene frequencies in populations, totally ignoring the fact that evolution consists of the two simultaneous but quite separate phenomena of adaptation and diversification.”
Ernst Mayr
2009 was a year of both adaptation and diversification for EDAC. Our adaptation was necessitated by the extraordinarily difficult economy that affected demand for all of our product lines, especially Apex Machine Tool and Spindle. However, we were prepared for and capitalized on opportunities that also arose in the past year to strengthen your Company and deliver strong results for our shareholders and value for our customers.
Our diversification came from two acquisitions that added strength and depth to our business. We acquired MTU Aero Engines North America Inc.’s Manufacturing Business Unit (AERO) in May, providing new competencies and technologies to further broaden our aerospace presence. The acquisition added $13,900,000 in revenues over the seven month period and was accretive to this year’s operating earnings. With the assets acquired recorded at their fair value, the acquisition resulted in a gain of $11,900,000 recognized as other income in our statement of income.
In August we acquired the assets of Service Network Inc. (SNI), adding the manufacture and service of precision grinders to our Spindle product line. While this acquisition required considerable start-up costs that impacted our fourth quarter profitability, it is consistent with our long-term strategic growth plan and we believe will contribute to our earnings in 2010.
With the inclusion of AERO and SNI, our total sales for 2009 reached $54.6 million and net income was $7.6 million or $1.54 per diluted share.
Effective January 1, 2010, in an effort to better serve our customers, clarify our business and market position, and align our resources, we reorganized our aerospace operations into a single product line combining Precision Components, including its repair unit, and AERO, and renamed the combined unit EDAC AERO.
We also expanded the range of parts we are providing for a number of engine and non-engine programs, and we invested in developmental jet engine parts for the Joint Strike Fighter and for new GE engines. While these investments resulted in the need to absorb additional costs during the year, they have expanded our capabilities and provided a solid platform for future profitable growth.
During the year we strengthened our Board of Directors with two outstanding individuals:
John A. Rolls joined our Board in April 2009. John is currently Managing Partner of Core Capital Partners LLP, a private investment partnership. Until 2006 he served as President and Chief Executive Officer of Thermion Systems International and had previously served as President and Chief Executive Officer of Deutsche Bank North America, Executive Vice

President and Chief Financial Officer of United Technologies Corporation, Senior Vice President and Chief Financial Officer of RCA and Treasurer of Monsanto Company.
Lee K. Barba joined our Board in January 2010. From 2000 to 2009, Lee was Chairman and Chief Executive Officer of thinkorswim Group Inc., a leading online brokerage and investor education firm, which he built through acquisitions prior to its sale to TD AMERITRADE. Prior to that, he was President of Coral Energy L.P., a joint venture of Shell Oil Company focused on deregulated energy markets. He spent eight years in a variety of executive positions with Bankers Trust, including Chief Operating Officer of the Global Investment Bank.
At the same time I would like to thank Stephen Raffay for his distinguished service to our company. Steve will be retiring from the Board at our annual meeting after ten years of providing guidance and direction to the Company.
With the onset of this new year, I am more optimistic about not only our long-term future, but for 2010 as well. Although it may be a while before we return to a healthy economy, markets that we serve have recently shown signs of stabilization and early improvements that should be sustained. We ended 2009 with a backlog of $126 million, which has increased in the early months of 2010. We have proactively reorganized EDAC to optimize our operations, better serve our customers and position ourselves to capitalize on emerging programs. In 2010 we will be making new investments in ERP systems and equipment. And, we will continue to seek selective acquisition opportunities that complement our businesses and can take EDAC to the next level.
Our objective is to achieve long-term growth through investing in skilled personnel and state-of-the-art machinery and equipment, and committing to operational excellence throughout our organization. We are prepared and positioned to seize opportunities. Like many we remain optimistic that the best is yet to come.

Sincerely yours,
/s/ Dominick A. Pagano
Dominick A. Pagano
President and Chief Executive Officer

EDAC Technologies: Organization and Mission
EDAC Technologies Corporation (“EDAC” or “the Company”), founded in 1946, is a diversified public corporation that designs, manufactures and services precision components for aerospace and industrial applications. EDAC operates as one company offering three major product lines: EDAC AERO, Apex Machine Tool and Gros-Ite Spindles.
The Company’s manufacturing services to the aerospace sector, represented by its EDAC AERO product line, include the design, manufacture and servicing of components for commercial and military aircraft, in such areas as jet engine parts, special tooling, equipment, gauges and components used in the manufacture, assembly and inspection of jet engines and other aircraft systems.
EDAC expanded its products and services to the aerospace sector with the acquisition on May 27, 2009, of certain assets of MTU Aero Engines North America Inc.’s manufacturing Business Unit (“AERO”). AERO primarily manufactures rotating components, such as disks, rings and shafts, for the aerospace industry. Consistent with the Company’s long-term strategic plans of achieving growth through both organically and through targeted acquisitions, the AERO transaction added complementary product lines, expanded EDAC’s customer base, and contributed to the diversification of its core aerospace business into adjacent markets.
Effective January 1, 2010, all of the Company’s aerospace operations were combined into a single product line to better serve customers, align resources and simplify market positioning. The combined product line, renamed EDAC AERO, includes the Company’s Precision Aerospace AERO and Aero Engine Component Repair product lines.
EDAC AERO produces low pressure turbine cases, hubs, rings, disks and other complex, close tolerance components for all major aircraft engine and ground turbine manufacturers. This product line specializes in turnings and 4 and 5 axis milling of difficult-to-machine alloys such as waspalloy, hastalloy, inconnel, titanium, high nickel alloys, aluminum and stainless steels. Its products also include rotating components, such as disks, rings and shafts. Precision assembly services include assembly of jet engine sync rings, aircraft welding and riveting, post-assembly machining and sutton barrel finishing. EDAC AERO also includes the business of Aero Engine Component Repair, acquired in December 2007, which is engaged in precision machining for the maintenance and repair of selected components in the aircraft engine industry. Geographic markets include the U.S., Canada, Mexico, Europe and Asia, although most of this product line’s sales come from the United States.
The Company serves industrial customers through its Apex Machine Tool and Gros-Ite Spindles product lines.
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
Gros-Ite Spindles designs, manufactures and repairs all types of precision rolling element bearing spindles including hydrostatic and other precision rotary devices. Custom spindles are completely assembled in a Class 10,000 Clean Room and are built to suit any manufacturing application up to 100 horsepower and speeds in excess of 100,000 revolutions per minute. Gros-Ite Spindles’ repair service can recondition all brands of precision rolling element spindles, domestic or foreign. On August 10, 2009, the Company acquired the assets of Service Network Inc. (SNI), adding the manufacture and service of precision grinders to its spindle product line. The spindle product line serves a variety of customers: machine tool manufacturers, special machine tool builders and integrators, industrial end-users, and powertrain machinery manufacturers and end-users. Geographic markets include the U.S., Canada, Mexico, Europe and Asia, although almost all sales come from the United States.
EDAC is AS9100:2004 and ISO 14001:2004 Certified. Gros-Ite Spindle is AS9100:2008 Certified.
Mission
The mission of EDAC is to be the company of choice for customers, shareholders, employees and the community at large. We believe that this can be achieved by being flexible and responsive, providing customers with benchmark quality, service and value, providing shareholders superior return on their investment, developing a world class working environment for employee health, safety, security and career growth, and acting as a good corporate citizen through support of the local community and charities.
EDAC’s long-term strategy to enhance shareholder value is based on pursuing profitable growth both organically and through selected acquisitions. This strategy is intended to expand the Company’s range of products and services, increase its business with existing customers, and add new customer relationships.
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
EDAC’s competitive advantage is enhanced not only by the extra level of expertise gained through our experience in the aerospace industry, but also by our ability to provide customers with high quality, high precision, and quick turnaround support, from design to delivery. We believe that this comprehensive end-to-end service capability sets us apart. It is also indicative of our commitment to seek continuous improvement and utilization of the latest technology. Such commitment, we believe, will boost our productivity and make us ready to respond effectively to the increasing price pressure in a very competitive marketplace. To maintain and strengthen its competitive position, EDAC will continue to invest in improvements to its capacity to provide advanced in-house design and engineering capabilities, and facilities equipped with the latest enabling machine tools and manufacturing technologies.
MARKET INFORMATION
The Company’s Common Stock trades on The Nasdaq Capital Market under the symbol: “EDAC”.
High and low sales prices per share during each fiscal quarter of the past two fiscal years were as follows:

	2009		2008
	High	Low	High	Low
First Quarter	$1.97	$1.20	$9.58	$6.26
Second Quarter	4.32	1.76	7.81	6.16
Third Quarter	5.00	3.18	7.00	3.61
Fourth Quarter	4.75	3.03	3.61	1.00
The information provided above reflects inter-dealer prices, without retail mark-ups, markdowns or commissions and may not represent actual transactions.
The approximate number of shareholders of record plus beneficial shareholders of the Company’s Common Stock at February 25, 2010 was 1,466.

The Company has never paid cash dividends. The Company must obtain approval from its primary lender prior to paying any cash dividends (See Note D to the Consolidated Financial Statements and Management’s Discussion and Analysis of Financial Condition and Results of Operations included elsewhere in this report).
Shareholder Return Performance Graph
The following performance graph compares the five year cumulative total shareholder return from investing $100 on January 1, 2005 in the Company’s Common Stock to (i) the Total Return Index for The Nasdaq Stock Market (U.S. Companies) (the “Nasdaq (US) Index”) and (ii) the Total Return Index for Nasdaq Trucking and Transportation Stocks (the “Nasdaq Transportation Index”).
Comparison of Five-Year Cumulative Total Return of EDAC Common Stock, Nasdaq (US)
Index and Nasdaq Transportation Index

		Nasdaq
	Nasdaq (US)	Transportation	EDAC Technologies
Fiscal Year Ended	Index	Index	Corporation
January 1, 2005	$100	$100	$100
December 31, 2005	102	104	231
December 30, 2006	112	121	190
December 29, 2007	123	132	666
January 3, 2009	61	87	110
January 2, 2010	84	98	193

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
The Company operates on a fiscal year basis. The Company’s fiscal year is a 52 or 53-week period ending on the Saturday closest to December 31. The 2009 fiscal year was a 52-week year.
SELECTED STATEMENT OF INCOME DATA

(In thousands, except per share data)	2009	2008

Sales	$54,643	$44,677

Net income	$7,626	$1,138

Earnings per common share:
Basic	$1.58	$0.24

Diluted	$1.54	$0.23

SELECTED BALANCE SHEET DATA

(In thousands)	2009	2008

Current assets	$33,468	$18,982
Total assets	56,127	31,464
Current liabilities	14,284	9,271
Working capital	19,184	9,711
Long-term liabilities	18,077	6,526
Shareholders’ equity	23,766	15,667

MANAGEMENTS’ DISCUSSION AND ANALYSIS OF FINANCIAL CONDITION
AND RESULTS OF OPERATIONS
(in thousands)
RESULTS OF OPERATIONS
The following discussion should be read in conjunction with the Consolidated Financial Statements of the Company and related notes thereto.
Sales to the Company’s principal markets are as follows:

	2009	2008
Aerospace customers	$41,979	$30,756
Other	12,664	13,921

Total	$54,643	$44,677

Sales by product line are as follows:

	2009	2008
EDAC Aero	$36,697	$21,191
Apex Machine Tool	15,280	19,429
Gros-Ite Spindles	2,666	4,057

Total	$54,643	$44,677

2009 vs. 2008
Acquisition of AERO
On May 27, 2009, the Company acquired certain assets of MTU Aero Engines North America Inc.’s Manufacturing Business Unit (AERO). The acquisition was accounted for under the purchase method of accounting with the assets acquired recorded at their fair values at the date of acquisition. The results of operations of the acquired business have been included in the Consolidated Statement of Operations beginning as of the effective date of acquisition. The acquisition further diversifies our core Aerospace business to adjacent markets and is consistent with our long term growth plan.
Sales
The Company’s sales increased $9,966 or 22.3%, from $44,677 in 2008 to $54,643 in 2009. Sales to aerospace customers increased $11,223, or 36.5% from 2008 to 2009, primarily due to the inclusion of the sales of the Company’s AERO acquisition commencing on May 27, 2009. This was partially offset by the decrease in shipments of tooling and fixtures. Sales to non-aerospace customers decreased $1,257 or 9.0% from 2008 to 2009, due to decreased sales to the power generation industry. As of January 2, 2010, sales backlog was approximately $125,900, compared to approximately $52,400 at January 3, 2009. The sales backlog increase is primarily due to the acquisition of AERO. The Company presently expects to complete approximately $54,000 of the January 2, 2010 backlog during the 2010 fiscal year.
Sales for the EDAC Aero product line increased $15,506, or 73.2%, from $21,191 in 2008 to $36,697 in 2009. The increase was due primarily to the Company’s May 27, 2009 acquisition of AERO which contributed $13,900. Additionally, shipments of certain jet engine parts to our major aerospace customers increased partially offset by modifications of Boeing’s delivery schedules. The Company’s sales backlog for EDAC Aero increased from $47,700 at January 3, 2009 to $118,800 at January 2, 2010. To further increase machining capacity in support of the EDAC

MANAGEMENTS’ DISCUSSION AND ANALYSIS OF FINANCIAL CONDITION
AND RESULTS OF OPERATIONS (continued)
(in thousands)
Aero product line, the Company plans on taking delivery on $3,100 of additional machinery and equipment for the EDAC Aero product line in 2010.
Sales for the Apex Machine Tool product line decreased $4,149, or 21.4%, from $19,429 in 2008 to $15,280 in 2009. The decrease was due to adverse market conditions. Sales backlog for the Apex Machine Tool product line increased from $4,400 million at January 3, 2009 to $5,100 million at January 2, 2010.
Sales for the Gros-Ite Spindles product line, which includes SNI sales of $446, decreased $1,391, or 34.3% from $4,057 in 2008 to $2,666 in 2009 due to adverse market conditions. The Company believes, based on indications from its customers, that demand for both new spindles and the repair of spindles will improve slightly for 2010.
Cost of Sales
Cost of sales as a percentage of sales increased in 2009 to 89.2% from 86.9% in 2008. This increase was primarily due to the sales levels decreasing in the Apex and Spindle product lines more significantly than manufacturing costs due to the fixed element or semi-variable element of certain manufacturing costs. Additionally, the costs of the start-up of our new Service Network International (SNI) product line were considerable. EDAC purchased the SNI assets through the Bankruptcy Court process in August 2009 and operations had ceased months before. A move to new and larger facilities is anticipated for SNI in the second quarter of 2010.
Selling, General and Administrative Expenses
Selling, general and administrative expenses were $4,850 in 2009, representing an increase of $1,358, or 38.9%, from the 2008 level of $3,492. The increase was primarily due to the inclusion of selling, general and administrative expenses of the Company’s AERO acquisition commencing on May 27, 2009. Additionally, increases in salary expense and pension expense were partially offset by decreases in bonus and profit sharing expense.
Interest Expense
Interest expense for 2009 increased $198 to $829 from $631 in 2008. This was due to increased borrowing levels associated with the acquisition of AERO. See Note D to the Consolidated Financial Statements.
Other Income.
The Company, due to bargain purchase accounting rules, recognized a gain on the acquisition of AERO in the amount of $12,161. The gain has been offset by acquisition related expenses in the amount of $257, resulting in a net gain of $11,904. See Note A to the Consolidated Financial Statements.
Provision for Income Taxes
The effective income tax provision rate for 2009 was 37.4%, compared to 37.5% in 2008.
For additional discussion of income taxes, see “Critical Accounting Policies and Estimates — Income Taxes” and Note G to the Consolidated Financial Statements.
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

MANAGEMENTS’ DISCUSSION AND ANALYSIS OF FINANCIAL CONDITION
AND RESULTS OF OPERATIONS (continued)
(in thousands)
Long-term Debt and Revolving Line of Credit
Long-term debt and lines of credit consist of the following:

	Jan 2, 2010	Jan 3, 2009
Lines of credit	$1,591	$1,675

Term notes	8,420	3,915

Mortgage loans	5,475	3,011

Capital lease obligations	92	278

	15,578	8,879
Less — equipment line of credit	1,391	1,675
Less — revolving line of credit	200	—
Less — current portion of long-term debt	1,833	2,376

	$12,154	$4,828

Cash Flow
The following is selected cash flow data from the Consolidated Statements of Cash Flows:

	2009	2008
Net cash provided by (used in) operating activities	$3,556	($39)
Net cash used in investing activities	(10,289)	(1,793)
Net cash provided by (used in) financing activities	6,522	(143)
2009
The increase in cash generated from operating activities in 2009 as compared to 2008 is primarily due to a decrease in net operating assets and liabilities of $1,257 during 2009 as compared to an increase in net operating assets and liabilities of $2,544 during 2008. Impacting 2009 were decreases in accounts receivable of $1,431 and $575, respectively and increases in other liabilities and trade accounts payable of $1,320 and $737, respectively. This was partially offset by an increase in inventories of $2,785.
Cash used in investing activities primarily reflects the Company’s business acquisitions and expenditures for capital equipment. Capital expenditures for 2010 are targeted at $4,000 to $5,000.
Cash flows provided by financing activities primarily reflect $9,500 of new debt to finance the Company’s business acquisition. Cash was used in financing activities for scheduled payments of term debt in the amount of $2,717 and to reduce the lines of credit by $84. Amounts advanced on the equipment line of credit will convert to a term note on July 31, 2010, unless converted earlier at the option of the Company.
As of January 2, 2010, the Company had $200 outstanding balance on its revolving line of credit and $1,391 outstanding on its equipment line of credit and had $4,800 and $3,309, respectively, available for additional borrowings.

MANAGEMENTS’ DISCUSSION AND ANALYSIS OF FINANCIAL CONDITION
AND RESULTS OF OPERATIONS (continued)
(in thousands)
2008
Impacting operating cash flow for 2008 was an increase in net operating assets and liabilities of $2,544. Inventories increased by $1,447, due to an increase in the amount of raw material purchased and put into production in the later part of 2008 compared to 2007, and due to changes by our aerospace customers to our delivery schedules. The increase in accounts receivable reflect a change in payment terms from our major aerospace customer, while a decrease in accounts payable compared to 2007 reflects the payment in early 2008 of a large machine delivered to the Company in late 2007.
Cash used in investing activities reflects expenditures and deposits of $837 and $981, respectively, primarily for machinery and equipment to increase manufacturing capacity. Capital expenditures for 2009 were targeted at $4,000 to $6,300. Of that targeted amount $2,300 was on order for which deposits of $981 were paid in 2008.
Net cash used in financing activities resulted primarily from the repayment of the revolving line of credit. Repayment of long-term bank debt was mostly offset by a new borrowing of long-term bank debt.
The Company believes that its credit facilities (See Note D to the Consolidated Financial Statements) and cash to be provided by operations will be adequate to meet the Company’s liquidity needs for 2010.
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
The provisions of the Financial Accounting Standards Board (“FASB”) Accounting Standards Codification (“ASC”) 740-10 address the determination of whether tax benefits claimed or expected to be claimed on a tax return should be recorded in the financial statements. Under ASC 740-10, the Company may recognize the tax benefit from an uncertain tax position only if it is more likely than not that the tax position will be sustained on examination by taxing

MANAGEMENTS’ DISCUSSION AND ANALYSIS OF FINANCIAL CONDITION
AND RESULTS OF OPERATIONS (continued)
(in thousands)
authorities, based on the technical merits of the position. The Company has determined that it has no significant uncertain tax positions.
Long-Lived Assets — Property, plant and equipment are carried at cost less accumulated depreciation. The appropriateness and the recoverability of the carrying value of such assets are periodically reviewed taking into consideration current and expected business conditions.
Share-based compensation — Share-based compensation cost is measured at the grant date, based on the calculated fair value of the award, and is recognized as an expense over the employee’s requisite service period (generally the vesting period of the equity grant). The Company estimates the fair value of stock options using the Black-Scholes valuation model. Key input assumptions used to estimate the fair value of stock options include the expected option term, the expected volatility of the Company’s stock over the option’s expected term, the risk-free interest rate over the option’s expected term, and the Company’s expected annual dividend yield. The Company believes that the valuation technique and the approach utilized to develop the underlying assumptions are appropriate in calculating the fair values of the Company’s stock options granted during the fiscal years ended January 2, 2010 and January 3, 2009. Estimates of fair value are not intended to predict actual future events or the value ultimately realized by persons who receive equity awards.
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
Net periodic benefit cost (income) for the plan was $211 and ($21) for the fiscal years ended January 2, 2010 and January 3, 2009, respectively, and is calculated based upon a number of actuarial assumptions, including an expected long-term rate of return on our plan assets of 7% for each year. In developing our expected long-term rate of return assumption, we evaluated input from our actuaries and our investment managers. We anticipate that our investment managers will continue to generate long-term returns of at least 7%. We regularly review our asset allocation and periodically rebalance our investments when considered appropriate. For the year ended January 2, 2010, we realized a return of greater than 7%, however, we continue to believe that 7% is a reasonable long-term rate of return on our plan assets.
The discount rate that we utilize for determining future pension obligations is based on a review of long-term bonds that receive one of the two highest ratings given by a recognized rating agency. The discount rate determined on this basis has been reduced to 5.75% at January 2, 2010 from 6.25% at January 3, 2009. Based on an expected rate of return on our plan assets of 7.0%, a discount rate of 5.75% and various other assumptions, we estimate that our pension expense for the plan will be approximately $146, $142, and $133 in 2010, 2011 and 2012, respectively. Future actual pension expense will depend on future investment performance, changes in future discount rates and various other factors related to the populations participating in our plan. We will continue to evaluate our actuarial assumptions, including our discount rate and expected rate of return, at least annually, and will adjust as necessary.
The value of our plan assets has increased from $3,800 on at January 3, 2009 to $4,300 at January 2, 2010. For the year ended January 2, 2010, the investment performance returns were greater that 7% and the discount rate was reduced to 5.75% resulting in an actuarial loss of $400. As a result of the above, the funded status of our plan decreased from $1,700 unfunded at January 3, 2009, to $1,500 unfunded at January 2, 2010. We believe that, based on our actuarial assumptions, we will be required to continue to make cash contributions to our plan.
During fiscal 2009, the Company made no contribution to the plan, which met the minimum required for the plan year beginning October 1, 2008. In the absence of significant changes, it is estimated that there will be a $25 minimum required contribution for the plan year beginning October 1, 2009. See Note F to the Consolidated Financial Statements for further discussion.
The Company recognizes the overfunded or underfunded status of its defined benefit pension plan. Actuarial gains and losses, prior service costs or credits, and any remaining transition assets or obligations that have not been

MANAGEMENTS’ DISCUSSION AND ANALYSIS OF FINANCIAL CONDITION
AND RESULTS OF OPERATIONS (continued)
(in thousands)
recognized are recognized in Accumulated Other Comprehensive Loss, net of tax effects, until they are amortized as a component of net periodic benefit cost.
The Company’s significant accounting policies are more fully described in Note A to the Company’s Consolidated Financial Statements.
ACCOUNTING STANDARDS NOT YET ADOPTED
In June 2009, the FASB issued guidance under FASB ASC 860-20, Sales of Financial Assets, The guidance removes the concept of a qualifying special-purpose entity and establishes a new “participating interest” definition that must be met for transfers of portions of financial assets to be eligible for sale accounting, clarifies and amends the derecognition criteria for a transfer to be accounted for as a sale, and changes the amount that can be recognized as a gain or loss on a transfer accounted for as a sale when beneficial interests are received by the transferor. Enhanced disclosures are also required to provide information about transfers of financial assets and a transferor’s continuing involvement with transferred financial assets. This statement must be applied as of the beginning of an entity’s first annual reporting period that begins after November 15, 2009, for interim periods within that first annual reporting period, and for interim and annual reporting periods thereafter. Earlier application is prohibited. The Company is currently evaluating this new guidance.
In June 2009, the FASB issued guidance under FASB ASC 810, Consolidation of Variable Interest Entities. The guidance amends previous accounting related to the Consolidation of Variable Interest Entities to require an enterprise to qualitatively assess the determination of the primary beneficiary of a variable interest entity (VIE) based on whether the entity (1) has the power to direct the activities of a VIE that most significantly impact the entity’s economic performance and (2) has the obligation to absorb losses of the entity or the right to receive benefits from the entity that could potentially be significant to the VIE. Also, the guidance requires an ongoing reconsideration of the primary beneficiary, and amends the events that trigger a reassessment of whether an entity is a VIE. Enhanced disclosures are also required to provide information about an enterprise’s involvement in a VIE. This statement will be effective as of the beginning of each reporting entity’s first annual reporting period that begins after November 15, 2009, for interim periods within that first annual reporting period, and for interim and annual reporting periods thereafter. Earlier application is prohibited. The Company is currently evaluating this new guidance.
In October 2009, the FASB issued Accounting Standard Update (“ASU”) No. 2009-13, “Multiple-Deliverable Revenue Arrangements.” This ASU establishes the accounting and reporting guidance for arrangements including multiple revenue-generating activities. This ASU provides amendments to the criteria for separating deliverables, measuring and allocating arrangement consideration to one or more units of accounting. The amendments in this ASU also establish a selling price hierarchy for determining the selling price of a deliverable. Significantly enhanced disclosures are also required to provide information about a vendor’s multiple-deliverable revenue arrangements, including information about the nature and terms, significant deliverables, and its performance within arrangements. The amendments also require providing information about the significant judgments made and changes to those judgments and about how the application of the relative selling-price method affects the timing or amount of revenue recognition. The amendments in this ASU are effective prospectively for revenue arrangements entered into or materially modified in the fiscal years beginning on or after June 15, 2010. Early application is permitted. The Company is currently evaluating this new ASU.
No other recently issued, but not yet adopted accounting pronouncements are expected to have a material impact on the Company.
Certain factors that may affect future results of operations
All statements other than historical statements contained in this annual report constitute “forward-looking statements” within the meaning of the Private Securities Litigation Reform Act of 1995. Without limitation, these forward looking statements include statements regarding the Company’s business strategy and plans, statements about the adequacy of the Company’s working capital and other financial resources, statements about the Company’s bank agreements, statements about the Company’s backlog, statements about the Company’s action to improve operating

MANAGEMENTS’ DISCUSSION AND ANALYSIS OF FINANCIAL CONDITION
AND RESULTS OF OPERATIONS (continued)
(in thousands)
performance, and other statements herein that are not of a historical nature. These forward-looking statements rely on a number of assumptions concerning future events and are subject to a number of uncertainties and other factors, many of which are outside of the Company’s control, that could cause actual results to differ materially from such statements. These include, but are not limited to, factors which could affect demand for the Company’s products and services such as general economic conditions and economic conditions in the aerospace industry and the other industries in which the Company competes; competition from the Company’s competitors; the Company’s ability to effectively use business-to-business tools on the Internet to improve operating results; the adequacy of the Company’s revolving credit facility and other sources of capital; and other factors discussed in the Company’s annual report on Form 10-K for the year ended January 2, 2010. The Company disclaims any intention or obligation to update or revise any forward-looking statements, whether as a result of new information, future events or otherwise.

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM
To the Shareholders and Board of Directors of
   EDAC Technologies Corporation
We have audited the accompanying consolidated balance sheets of EDAC Technologies Corporation and subsidiaries (the “Company”) as of January 2, 2010 and January 3, 2009, and the related consolidated statements of income, cash flows and changes in shareholders’ equity and comprehensive income (loss) for the years then ended. The Company’s management is responsible for these consolidated financial statements. Our responsibility is to express an opinion on these consolidated financial statements based on our audits.
We conducted our audits in accordance with the standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audits to obtain reasonable assurance about whether the consolidated financial statements are free of material misstatement. The Company is not required to have, nor were we engaged to perform, an audit of its internal control over financial reporting. Our audits included consideration of internal control over financial reporting as a basis for designing audit procedures that are appropriate in the circumstances, but not for the purpose of expressing an opinion on the effectiveness of the Company’s internal control over financial reporting. Accordingly, we express no such opinion. An audit also includes examining, on a test basis, evidence supporting the amounts and disclosures in the consolidated financial statements, assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.
In our opinion, the consolidated financial statements referred to above present fairly, in all material respects, the financial position of EDAC Technologies Corporation and subsidiaries as of January 2, 2010 and January 3, 2009, and the results of their operations and their cash flows for the years then ended in conformity with accounting principles generally accepted in the United States of America.
/s/ CCR LLP
Glastonbury, Connecticut
March 4, 2010

EDAC Technologies Corporation
CONSOLIDATED BALANCE SHEETS
As of January 2, 2010 and January 3, 2009
(in thousands)

	January 2,	January 3,
	2010	2009

ASSETS

CURRENT ASSETS:
Cash	$1,100	$1,311
Accounts receivable (net of allowance for for doubtful accounts of $249 as of January 2, 2010 and $186 as of January 3, 2009)	10,862	7,932
Inventories, net	19,990	7,962
Prepaid expenses and other current assets	306	107
Refundable income taxes	112	687
Deferred income taxes	1,098	983

Total current assets	33,468	18,982

PROPERTY, PLANT AND EQUIPMENT, at cost:
Land	1,546	893
Buildings and improvements	10,166	7,519
Machinery and equipment	36,719	26,935

	48,431	35,347
Less: accumulated depreciation	25,974	23,993

	22,457	11,354

DEFERRED INCOME TAXES	—	106

OTHER ASSETS:
Deposits on machinery	—	981
Other	202	40

	202	1,022

TOTAL ASSETS	$56,127	$31,464

See notes to consolidated financial statements.

EDAC Technologies Corporation
CONSOLIDATED BALANCE SHEETS (CONTINUED)
As of January 2, 2010 and January 3, 2009
(in thousands except share amounts)

	January 2,	January 3,
	2010	2009

LIABILITIES AND SHAREHOLDERS’ EQUITY

CURRENT LIABILITIES:
Lines of credit	$1,591	$1,675
Current portion of long-term debt	1,833	2,376
Trade accounts payable	6,828	3,485
Employee compensation and amounts withheld	1,185	1,112
Accrued expenses	1,819	361
Customer advances	1,028	262

Total current liabilities	14,284	9,271

LONG-TERM DEBT, less current portion	12,154	4,828

PENSION LIABILITIES	1,448	1,698

DEFERRED INCOME TAXES	4,475	—

COMMITMENTS AND CONTINGENCIES (NOTE H)	—	—

SHAREHOLDERS’ EQUITY:
Common stock, par value $.0025 per share; 20,000,000 shares authorized; issued and outstanding— 4,840,803 on January 2, 2010 and 4,825,303 on January 3, 2009	12	12
Additional paid-in capital	11,225	10,935
Retained earnings	14,785	7,159

	26,022	18,105
Less: accumulated other comprehensive loss	2,256	2,439

Total shareholders’ equity	23,766	15,667

TOTAL LIABILITIES AND SHAREHOLDERS’ EQUITY	$56,127	$31,464

See notes to consolidated financial statements.

EDAC Technologies Corporation
CONSOLIDATED STATEMENTS OF INCOME
For the Fiscal Years Ended January 2, 2010
and January 3, 2009
(in thousands except per share amounts)

	FISCAL YEAR
	2009	2008

Sales	$54,643	$44,677
Cost of Sales	48,716	38,805

Gross Profit	5,927	5,872
Selling, General and Administrative Expenses	4,850	3,492

Income from Operations	1,076	2,380

Non-Operating Income (Expense):
Interest Expense	(829)	(631)
Other	11,941	73

Income before Provision For Income Taxes	12,188	1,822

Provision for Income Taxes	4,562	683

Net Income	$7,626	$1,138

Basic Income Per Common Share:	$1.58	$0.24

Diluted Income Per Common Share:	$1.54	$0.23

See notes to consolidated financial statements.

EDAC Technologies Corporation
CONSOLIDATED STATEMENTS OF CASH FLOWS
For the Fiscal Years Ended January 2, 2010
  and January 3, 2009
(in thousands)

	FISCAL YEAR
	2009	2008

Operating Activities:
Net income	$7,626	$1,138
Adjustments to reconcile net income to net cash provided by (used in) operating activities:
Depreciation and amortization	2,137	1,984
Deferred income taxes	4,338	251
Gain on acquisition of business	(12,161)	—
Gain on sale of property, plant and equipment	(33)	(25)
Compensation expense pursuant to stock options	260	221
Excess tax benefit from share-based compensation	(10)	(308)
Provision for inventories reserve	17	83
Provision for doubtful accounts receivable	128	17
Changes in operating assets and liabilities:
Accounts receivable	1,431	(310)
Refundable income taxes	575	(402)
Inventories	(2,785)	(1,447)
Prepaid expenses and other assets	(21)	373
Trade accounts payable	737	(537)
Other current liabilities	1,320	(1,078)

Net cash provided by (used in) operating activities	3,556	(39)

Investing Activities:
Additions to property, plant and equipment	(1,029)	(837)
Equipment deposits	981	(981)
Cash paid for businesses acquired	(10,275)	—
Proceeds from sales of property, plant and equipment	34	26

Net cash used in investing activities	(10,289)	(1,793)

Financing Activities:
(Decrease) increase in lines of credit	(84)	1,675
Borrowings on long-term debt	9,500	—
Repayments of long-term debt	(2,717)	(2,287)
Deferred financing fees	(208)	—
Proceeds from exercise of common stock options	21	161
Excess tax benefit from share-based compensation	10	308

Net cash provided by (used in) financing activities	6,522	(143)

Decrease in cash	(211)	(1,975)

Cash at beginning of year	1,311	3,286

Cash at end of year	$1,100	$1,311

Supplemental Disclosure of Cash Flow Information:
Interest paid	$825	$631
Income taxes paid (refunded)	(351)	526
See notes to consolidated financial statements.

EDAC Technologies Corporation
CONSOLIDATED STATEMENTS OF CHANGES IN SHAREHOLDERS’ EQUITY
  AND COMPREHENSIVE INCOME (LOSS)
For the Fiscal Years Ended January 2, 2010 and January 3, 2009
(in thousands)

		Additional		Accumulated
	Common	Paid-in	Retained	Other
	Stock	Capital	Earnings	Comprehensive	Total

Balances at December 29, 2007	$12	$10,246	$6,020	($1,097)	$15,181

Comprehensive income:
Net income	—	—	1,138	—	1,138
Minimum pension liability, net of income tax benefit of $856	—	—	—	(1,342)	(1,342)

Total comprehensive loss					(204)

Exercise of stock options	—	468	—	—	468
Stock option compensation expense	—	221	—	—	221

Balances at January 3, 2009	12	10,935	7,159	(2,439)	15,666

Comprehensive income:
Net income	—	—	7,626	—	7,626
Minimum pension liability, net of income taxes of $168	—	—	—	253	253
Unrealized loss on cash flow hedges net of income tax benefit of $40				(70)	(70)

Total comprehensive income					7,809

Exercise of stock options	—	31	—	—	31
Stock option compensation expense	—	260	—	—	260

Balances at January 2, 2010	$12	$11,225	$14,785	($2,256)	$23,766

See notes to consolidated financial statements.

EDAC Technologies Corporation
NOTES TO FINANCIAL STATEMENTS
For the years ended January 2, 2010 and January 3, 2009
(in thousands except per share and option amounts)
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
ACQUISITION
On May 27, 2009, the Company acquired substantially all of the assets and certain liabilities of MTU Aero Engines North America, Inc.’s Manufacturing Business Unit (“AENA”). This business is hereinafter referred to as “AERO”. The acquisition was accounted for under the purchase method of accounting with the assets and liabilities acquired recorded at their fair values at the date of acquisition. The results of operations of the acquired business have been included in the Company’s operating results beginning as of the effective date of the acquisition.
The $9,500 purchase price of AERO has been allocated entirely to the working capital acquired. In accordance with ASC 805.30, “Business Combinations”, the acquisition was determined to be a “bargain purchase”. The excess value consisting entirely of fixed assets was determined based on independent appraisals and resulted in a net gain of $11,904, after acquisition related expenses of $257. Fair values as currently estimated are as follows (in thousands):

Accounts receivable	$4,274
Inventories	8,980
Prepaid expenses	169
Property, plant and equipment	11,893
Accounts payable and accrued expenses	(3,655)

$21,661

The Company believes that it has correctly identified all of the assets acquired and liabilities assumed. The following procedures were used to measure the amounts recognized at the acquisition date for the assets acquired and liabilities assumed in the acquisition transaction.
•	Accounts receivable were reviewed and valued based on accounts deemed collectible.

•	A physical inventory was taken. Raw material was valued at replacement cost. Work-in-process and finished goods were valued at selling price less cost to complete, selling costs and reasonable manufacturer’s profit.

•	Property, plant and equipment were appraised.

•	Accounts payable and accrued expenses were valued at current value based on amounts expected to be paid to settle the obligation.
The Company realized a gain on the acquisition since the seller was willing to sell at less than the fair value of the net assets sold in consideration for the continued employment of the workforce. The seller had incurred significant losses in this operation in prior years and reported that “the sale comes as a result of a review and realignment of our entire production structure.” The seller was also opening a new facility in Poland.
The unaudited pro forma consolidated financial information for the fiscal years ended January 2, 2010 and January 3, 2009 as though the acquisition had been completed at the beginning of the respective periods are as follows. The pro forma information excludes the gain on the acquisition.

EDAC Technologies Corporation
NOTES TO FINANCIAL STATEMENTS
For the years ended January 2, 2010 and January 3, 2009
(in thousands except per share and option amounts)

	January 2, 2010	January 3, 2009
Sales	$64,512	$65,108
Net income (loss)	325	(2,045)

Basic income (loss) per share	$0.07	($0.43)
Diluted income (loss) per share	$0.07	($0.43)
On August 10, 2009, the Company acquired substantially all of the assets of Service Network Incorporated. This business is hereinafter referred to as “SNI”. The $775 purchase price of SNI has been allocated as follows: accounts receivable $215, inventory $279, prepaid expenses $9 and machinery and equipment $272. The acquisition was funded through the Company’s normal working capital and line of credit with TD Bank.
SIGNIFICANT ACCOUNTING POLICIES
Principles of Consolidation: All significant intercompany transactions and balances have been eliminated in the consolidated financial statements.
Fiscal Year: The Company’s fiscal year is a 52 or 53-week period ending on the Saturday closest to December 31. Fiscal year 2009 was a 52-week year that ended on January 2, 2010. Fiscal year 2008 was a 53-week year that ended on January 3, 2009.
Estimates: The preparation of financial statements in conformity with accounting principles generally accepted in the United States of America requires management to make estimates and assumptions that affect certain of the amounts and disclosures reflected in the consolidated financial statements. Actual results could differ from those estimates.
Cash and Cash Equivalents: For the purpose of the statement of cash flows, the Company defines cash equivalents as highly liquid instruments with an original maturity of three months or less. The Company had no cash equivalents at January 2, 2010 and January 3, 2009.
Revenue Recognition: Sales are recorded when all criteria for revenue recognition have been satisfied, which is generally when goods are shipped to the Company’s customers. The Company defers revenue recognition on certain product shipments until customer acceptance, including inspection and installation requirements, as defined, are achieved.
Inventories: Inventories are stated at the lower of cost (first-in, first-out method) or market. Provisions for slow moving and obsolete inventory are provided based on historical experience and product demand. As of January 2, 2010 and January 3, 2009, inventories consist of the following:

	January 2, 2010	January 3, 2009

Raw materials	$2,519	$1,450
Work-in-progress	15,890	5,789
Finished goods	2,236	1,367

	20,645	8,606

Less: reserve for excess and obsolete	(655)	(644)

Inventories, net	$19,990	$7,962

EDAC Technologies Corporation
NOTES TO FINANCIAL STATEMENTS
For the years ended January 2, 2010 and January 3, 2009
(in thousands except per share and option amounts)
Long-Lived Assets: Property, plant and equipment are stated at cost. Provisions for depreciation and amortization for financial reporting purposes are computed using the straight-line method over 3 to 12 years for machinery and equipment and 25 years for buildings. Depreciation expense was $2,091 and $1,961 for 2009 and 2008, respectively.
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
The provisions of the Financial Accounting Standards Board (“FASB”) Accounting Standards Codification (“ASC”) 740-10 address the determination of whether tax benefits claimed or expected to be claimed on a tax return should be recorded in the financial statements. Under ASC 740-10, the Company may recognize the tax benefit from an uncertain tax position only if it is more likely than not that the tax position will be sustained on examination by taxing authorities, based on the technical merits of the position. The Company has determined that it has no uncertain tax positions.
Earnings Per Share: Basic earnings per common share is based on the average number of common shares outstanding during the year. Diluted earnings per common share assumes, in addition to the above, a dilutive effect of common share equivalents during the year. Common share equivalents represent dilutive stock options using the treasury method, which results in the inclusion of common shares in an amount less than the options exercised. The number of shares used in the earnings per common share computation for fiscal 2009 and 2008 are as follows:

	2009	2008
Basic:
Weighted average common shares outstanding	4,833	4,724

Diluted:
Dilutive effect of stock options	112	314

Weighted average shares diluted	4,945	5,038

Options excluded since anti—dilutive	577	189

Comprehensive Income (Loss): Comprehensive income (loss), which is reported on the accompanying consolidated statement of changes in shareholders’ equity and comprehensive income (loss) consists of net income (loss) and other gains and losses affecting shareholders’ equity that, under accounting principles generally accepted in the United States of America, are excluded from net income (loss). For the Company, comprehensive income (loss) consists of gains and losses related to the Company’s defined benefit pension plan and unrealized losses on established cash flow hedges.

EDAC Technologies Corporation
NOTES TO FINANCIAL STATEMENTS
For the years ended January 2, 2010 and January 3, 2009
(in thousands except per share and option amounts)
Share Based Compensation: The Company accounts for share-based compensation in accordance with FASB ASC Topic 718, Compensation — Stock Compensation, which establishes accounting for equity instruments exchanged for employee services. Under the provisions of FASB ASC Topic 718, share-based compensation cost is measured at the grant date, based on the calculated fair value of the award, and is recognized as an expense over the employee’s requisite service period (generally the vesting period of the equity grant). The Company elected to adopt the modified prospective transition method of FASB ASC Topic 718 and, accordingly, financial statement amounts for the prior periods have not been restated to reflect the fair value method of expensing share-based compensation. Under this application, the Company is required to record compensation cost for all share-based payments granted after the date of adoption based on the grant date fair value estimated in accordance with the provisions of FASB ASC Topic 718 and for the unvested portion of all share-based payments previously granted that remain outstanding which were based on the grant date fair value estimated in accordance with the original provisions of FASB ASC Topic 718. The majority of the Company’s share-based compensation arrangements vest over three years. The Company expenses its share-based compensation under the straight-line method.
Pension: The Company accounts for postemployment benefits in accordance with FASB ASC Topic 715, Compensation-Retirement Benefits. The Company recognizes the overfunded or underfunded status of the Company’s defined benefit pension plan. Actuarial gains and losses, prior service costs or credits, and any remaining transition assets or obligations that have not been recognized under previous accounting standards are recognized in Accumulated Other Comprehensive Loss, net of tax effects, until they are amortized as a component of net periodic benefit cost. The Company uses its fiscal year-end as the measurement date for its pension plan assets and the benefit obligation.
In December 2008, the FASB issued guidance under FASB ASC 715, Compensation-Retirement Benefits, regarding an employer’s disclosures about plan assets of a defined benefit pension or other post-retirement plan on investment policies and strategies, major categories of plan assets, inputs and valuation techniques used to measure the fair value of plan assets and significant concentrations of risk within plan assets. This guidance is effective for fiscal years ending after December 15, 2009, with earlier application permitted. Upon initial application, the provisions of this FSP are not required for earlier periods that are presented for comparative purposes.
Fair Value: On January 1, 2008, the Company adopted FASB ASC 820, which defines fair value, establishes a framework for measuring fair value, and expands disclosures about fair value measurements. FASB ASC 820 applies to reported balances that are required or permitted to be measured at fair value under existing accounting pronouncements; accordingly, the standard does not require any new fair value measurements of reported balances. The FASB has partially delayed the effective date for one year for certain fair value measurements when those measurements are used for financial statement items that are not measured at fair value on a recurring basis.
FASB ASC 820 emphasizes that fair value is a market-based measurement, not an entity-specific measurement. Therefore, a fair value measurement should be determined based on the assumptions that market participants would use in pricing the asset or liability. As a basis for considering market participant assumptions in fair value measurements, FASB ASC 820 establishes a fair value hierarchy that distinguishes between market participant assumptions based on market data obtained from sources independent of the reporting entity (observable inputs that are classified within Levels 1 and 2 of the hierarchy) and the reporting entity’s own assumptions about market participant assumptions (unobservable inputs classified within Level 3 of the hierarchy).
Level 1 inputs utilize quoted prices (unadjusted) in active markets for identical assets or liabilities that the Company has the ability to access. Level 2 inputs are inputs other than quoted prices included in Level 1 that are observable for the asset or liability, either directly or indirectly. Level 2 inputs may include quoted prices for similar assets and liabilities in active markets, as well as inputs that are observable for the asset or liability (other than quoted prices), such as interest rates, foreign exchange rates, and yield curves that are observable at commonly quoted intervals. Level 3 inputs are unobservable inputs for the asset or liability, which is typically based on an entity’s own assumptions, as there is little, if any, related market activity. In instances where the determination of the fair value measurement is based on inputs from different levels of the fair value hierarchy, the level in the fair value hierarchy within which the entire fair value measurement falls is based on the lowest level input that is significant to the fair value measurement in its entirety. The Company’s assessment of the significance of a

EDAC Technologies Corporation
NOTES TO FINANCIAL STATEMENTS
For the years ended January 2, 2010 and January 3, 2009
(in thousands except per share and option amounts)
particular input to the fair value measurement in its entirety requires judgment, and considers factors specific to the asset or liability.
In February 2007, the FASB issued FASB ASC Topic 825, The Fair Value Option for Financial Assets and Financial Liabilities. This statement permits an entity to choose to measure many financial instruments and certain other items at fair value at specified election dates. Subsequent unrealized gains and losses on items for which the fair value option has been elected will be reported in earnings. The Company has adopted FASB ASC Topic 825 and has elected not to measure any additional financial instruments and other items of fair value.
Business Combinations: The Company accounts for business combinations as required by the provisions of FASB ASC 805, Business Combinations, which includes provisions that the Company adopted effective January 1, 2009. The accounting for business combinations retains the underlying concepts of the previously issued standard in that all business combinations are still required to be accounted for at fair value under the acquisition method of accounting but changed the method of applying the acquisition method in a number of significant aspects. Acquisition costs are generally expensed as incurred; noncontrolling interests will be valued at fair value at the acquisition date; in-process research and development will be recorded at fair value as an indefinite-lived intangible asset at the acquisition date; restructuring costs associated with a business combination are generally expensed subsequent to the acquisition date; and changes in deferred tax asset valuation allowances and income tax uncertainties after the acquisition date generally will affect income tax expense. These changes are effective on a prospective basis for all of our business combinations for which the acquisition date is on or after January 1, 2009, with the exception of the accounting for valuation allowances on deferred taxes and acquired tax contingencies. Adjustments for valuation allowances on deferred taxes and acquired tax contingencies associated with acquisitions that closed prior to January 1, 2009 would also apply the revised accounting for business combination provisions.
During the measurement period we will recognize additional assets or liabilities if new information is obtained about facts and circumstances that existed as of the acquisitions date that, if known, would have resulted in the recognition of those assets and liabilities as of that date. The measurement period shall not exceed one year from the acquisition date.
In June 2009, the Financial Accounting Standards Board (“FASB”), launched the FASB Accounting Standards Codification (“ASC”) as the single source of authoritative U.S. GAAP recognized by the FASB. The ASC reorganizes various U.S. GAAP pronouncements into accounting topics and displays them using a consistent structure. All existing accounting standards documents are superseded as described in Statement of Financial Accounting Standard (“SFAS”) No. 168, The FASB Accounting Standards Codification and the Hierarchy of Generally Accepted Accounting Principles. All of the contents of the ASC carry the same level of authority, effectively superseding SFAS No. 162, The Hierarchy of Generally Accepted Accounting Principles, which identified and ranked the sources of accounting principles and the framework for selecting the principles used in preparing financial statements in conformity with U.S. GAAP. Also included in the ASC are rules and interpretive releases of the SEC, under authority of federal securities laws that are also sources of authoritative U.S. GAAP for SEC registrants. The adoption of the ASC as of July 1, 2009 had no impact on our consolidated financial statements other than changing the way specific accounting standards are referenced in the Company’s financial statements.
In May 2009, the FASB issued guidance now codified as FASB ASC Topic 855, Subsequent Events (“FASB ASC 855”), which defines and establishes the period after the balance sheet date during which management of a reporting entity evaluates transactions and events for potential disclosure in the financial statements in addition to disclosing the date through which such events have been evaluated. The guidance is effective for financial statements issued for fiscal years and interim periods ending after June 15, 2009 and is to be applied prospectively. The adoption of FASB ASC 855 did not have a material impact on the Company’s consolidated financial position, results of operations or cash flows. In accordance with FASB ASC 855, the Company has evaluated subsequent events through March 4, 2010, which is the date on which these financial statements were issued.
Accounting Pronouncements Not Yet Adopted: In June 2009, the FASB issued guidance under FASB ASC 860-20, Sales of Financial Assets, The guidance removes the concept of a qualifying special-purpose entity and establishes a new “participating interest” definition that must be met for transfers of portions of financial assets to be eligible for sale accounting, clarifies and amends the derecognition criteria for a transfer to be accounted for as

EDAC Technologies Corporation
NOTES TO FINANCIAL STATEMENTS
For the years ended January 2, 2010 and January 3, 2009
(in thousands except per share and option amounts)
a sale, and changes the amount that can be recognized as a gain or loss on a transfer accounted for as a sale when beneficial interests are received by the transferor. Enhanced disclosures are also required to provide information about transfers of financial assets and a transferor’s continuing involvement with transferred financial assets. This statement must be applied as of the beginning of an entity’s first annual reporting period that begins after November 15, 2009, for interim periods within that first annual reporting period, and for interim and annual reporting periods thereafter. Earlier application is prohibited. The Company is currently evaluating this new guidance.
In June 2009, the FASB issued guidance under FASB ASC 810, Consolidation of Variable Interest Entities. The guidance amends previous accounting related to the Consolidation of Variable Interest Entities to require an enterprise to qualitatively assess the determination of the primary beneficiary of a variable interest entity (VIE) based on whether the entity (1) has the power to direct the activities of a VIE that most significantly impact the entity’s economic performance and (2) has the obligation to absorb losses of the entity or the right to receive benefits from the entity that could potentially be significant to the VIE. Also, SFAS 167 requires an ongoing reconsideration of the primary beneficiary, and amends the events that trigger a reassessment of whether an entity is a VIE. Enhanced disclosures are also required to provide information about an enterprise’s involvement in a VIE. This statement will be effective as of the beginning of each reporting entity’s first annual reporting period that begins after November 15, 2009, for interim periods within that first annual reporting period, and for interim and annual reporting periods thereafter. Earlier application is prohibited. The Company is currently evaluating this new guidance.
In October 2009, the FASB issued ASU No. 2009-13, “Multiple-Deliverable Revenue Arrangements.” This ASU establishes the accounting and reporting guidance for arrangements including multiple revenue-generating activities. This ASU provides amendments to the criteria for separating deliverables, measuring and allocating arrangement consideration to one or more units of accounting. The amendments in this ASU also establish a selling price hierarchy for determining the selling price of a deliverable. Significantly enhanced disclosures are also required to provide information about a vendor’s multiple-deliverable revenue arrangements, including information about the nature and terms, significant deliverables, and its performance within arrangements. The amendments also require providing information about the significant judgments made and changes to those judgments and about how the application of the relative selling-price method affects the timing or amount of revenue recognition. The amendments in this ASU are effective prospectively for revenue arrangements entered into or materially modified in the fiscal years beginning on or after June 15, 2010. Early application is permitted. The Company is currently evaluating this new ASU.
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
Sales to United Technologies Corporation for 2009 and 2008 amounted to 41% and 40%, respectively, of the Company’s sales. The Company’s international sales for 2009 and 2008, amounted to 13%, and 5%, respectively, of the Company’s sales. At January 2, 2010, the Company had $4,673 of its accounts receivable or 44% due from United Technologies Corporation. The Company reviews a customer’s credit history before extending credit and typically does not require collateral. The Company establishes an allowance for doubtful accounts based upon factors surrounding the credit risk of specific customers, historical trends and other information. Such losses have been within management’s expectations.

EDAC Technologies Corporation
NOTES TO FINANCIAL STATEMENTS
For the years ended January 2, 2010 and January 3, 2009
(in thousands except per share and option amounts)
Fair Value of Financial Instruments
FASB ASC Topic 825, The Fair Value Option for Financial Assets and Financial Liabilities, requires disclosure of the fair value of financial instruments for which the determination of fair value is practicable. The fair value of a financial instrument is defined as the amount at which the instrument could be exchanged in a current transaction between willing parties.
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
NOTE C — COMMON STOCK AND STOCK OPTIONS
The following table presents share-based compensation expense for continuing operations and the effects on earnings per share included in the Company’s consolidated statements of income:

	Fiscal	Fiscal
	Year Ended	Year Ended
	January 2, 2010	January 3, 2009
Selling, general and administrative:
Share-based compensation expense before tax	$260	$221
Income tax benefit	98	83

Net share-based compensation expense	$162	$138

The Company estimates the fair value of stock options using the Black-Scholes valuation model. Key input assumptions used to estimate the fair value of stock options include the expected option term, the expected volatility of the Company’s stock over the option’s expected term, the risk-free interest rate over the option’s expected term, and the Company’s expected annual dividend yield. The Company believes that the valuation technique and the approach utilized to develop the underlying assumptions are appropriate in calculating the fair values of the Company’s stock options granted during the fiscal years ended January 2, 2010 and January 3, 2009. Estimates of fair value are not intended to predict actual future events or the value ultimately realized by persons who receive equity awards.
The fair value of each option grant was estimated on the grant date using the Black-Scholes option-pricing model with the following assumptions:

	Fiscal	Fiscal
	Year Ended	Year Ended
	January 2, 2010	January 3, 2009
Expected option term (1)	3.5 years	3.5 years
Expected volatility factor (2)	69.2%	62.8%
Risk-free interest rate (3)	0.06%	0.06%
Expected annual dividend yield	0%	0%

EDAC Technologies Corporation
NOTES TO FINANCIAL STATEMENTS
For the years ended January 2, 2010 and January 3, 2009
(in thousands except per share and option amounts)

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
Stock Incentive Plans
The Company has issued stock options from the 2000 Employee Stock Option Plan, the 2000-B Employee Stock Option Plan and the 2008 Equity Incentive Plan. The terms of the options and vesting requirements shall be for such period as the Compensation Committee designates. The option price is not less than the fair market value of the shares on the date of the grant.
As of January 2, 2010, 79,266 shares were reserved for future issuance for stock options including 10,500 shares for the 2000 Employee Stock Option Plan, 10,766 shares for the 2000-B Employee Stock Option Plan and 58,000 for the 2008 Equity Incentive Plan.
A summary of the status of the Company’s stock option plans as of January 2, 2010 and January 3, 2009, and changes during the years then ended is presented below:

	January 2, 2010		January 3, 2009
		Weighted-		Weighted-
		Average		Average
		Exercise		Exercise
	Options	Price	Options	Price

Outstanding at beginning of year	540,834	$4.69	604,834	$2.28
Granted	372,000	3.59	135,000	2.18
Exercised	(15,500)	1.34	(189,000)	0.78
Expired/Forfeited	(23,000)	4.11	(10,000)	5.50

Outstanding at end of year	874,334	$4.28	540,834	$4.67

Options exercisable at year-end	382,833	$4.75	292,003	$4.43

Weighted-average fair value of options granted during the year	$1.70		$0.91

     The following Table summarizes information about stock options outstanding at January 2, 2010:

	Options Outstanding			Options Exercisable
		Weighted-	Weighted-	Number	Weighted-
	Number	Remaining	Average	Exercisable	Average
Exercise Price	At	Contractual Life	Exercise	At	Exercise
Range	1/2/2010	(in years)	Price	1/2/2010	Price
$0.51 to $1.00	30,000	0.90	$0.92	30,000	$0.92
$1.01 to $2.00	80,000	2.14	1.38	80,000	1.38
$2.01 to $5.50	580,834	4.92	3.28	135,501	3.00
$5.51 to $9.28	183,500	2.93	9.28	137,332	9.28

$0.51 to $9.28	874,334	4.11	$4.28	382,833	$4.75

EDAC Technologies Corporation
NOTES TO FINANCIAL STATEMENTS
For the years ended January 2, 2010 and January 3, 2009
(in thousands except per share and option amounts)
The aggregate intrinsic value of outstanding options as of January 2, 2010 was $333. The intrinsic value of options exercised during the fiscal year ended January 2, 2010 was $30. The intrinsic value of options vested during the fiscal year ended January 2, 2010 was $42.
The following table summarizes the status of the Company’s non-vested options since December 29, 2007:

	Non-Vested Options
		Weighted
	Number of	Average
	Options	Fair Value
Non-vested at December 29, 2007	209,833	$2.88
Granted	135,000	0.91
Vested	(96,002)	2.56

Non-vested at January 3, 2009	248,831	1.92
Granted	372,000	1.70
Vested	(115,004)	1.75
Forfeited	(14,333)	2.56

Non-vested at January 2, 2010	491,494	$1.75

As of January 2, 2010, there was $833 of total unrecognized compensation cost related to nonvested share-based compensation arrangements granted under the Company’s stock plans. That cost is expected to be recognized over a weighted-average period of 2.5 years.
Cash received from option exercises under all share based payment arrangements for the fiscal years ended January 2, 2010 and January 3, 2009 was $21 and $161, respectively. The actual tax benefit realized for the tax deductions from option exercises of the share-based payment arrangements was $10 and $316 for the fiscal years ended January 2, 2010 and January 3, 2009, respectively.
NOTE D — NOTES PAYABLE AND LONG-TERM DEBT
Long-term debt and lines of credit consist of the following:

	Jan 2, 2010	Jan 3, 2009
Lines of credit	$1,591	$1,675

Term notes	8,420	3,915

Mortgage loans	5,475	3,011

Capital lease obligations	92	278

	15,578	8,879
Less — equipment line of credit	1,391	1,675
Less — revolving line of credit	200	—
Less — current portion of long-term debt	1,833	2,376

	$12,154	$4,828

The Company’s credit facility with TD Bank, N.A. includes a revolving line of credit, which provides for borrowings up to $5,000 and an equipment line of credit, which provides for borrowings up to $4,700. The revolving line of credit is limited to an amount determined by a formula based on percentages of receivables and inventory and bears interest at a variable rate equal to the highest Prime Rate as published in the Wall Street Journal, adjusted daily (3.25% at January 2, 2010). The revolving line of credit is payable on demand and is reviewed annually as of July 31 with renewal at the bank’s discretion. The equipment line of credit provides advances to purchase eligible

EDAC Technologies Corporation
NOTES TO FINANCIAL STATEMENTS
For the years ended January 2, 2010 and January 3, 2009
(in thousands except per share and option amounts)
equipment and bears interest at a variable rate equal to the highest Prime Rate as published in the Wall Street Journal, adjusted daily. Amounts advanced on the equipment line of credit will convert to a term note on July 31, 2010, unless converted earlier at the option of the Company, with monthly payments of principal and interest in an amount to amortize the then existing principal balance in 60 equal monthly payments including interest at the then FHLBB 5 year Regular Amortizing Advance Rate plus 3%. The credit facility gives TD Bank, N.A. a first security interest in accounts receivable, inventory, equipment and other assets and requires approval from TD Bank, N.A. prior to paying cash dividends. As of January 2, 2010, there was $4,800 and $3,309 available for borrowing on the revolving line of credit and on the equipment line of credit, respectively, and the Company was in compliance with its debt covenants.
The Company’s acquisition of AERO in May 2009 was funded by a five year term note in the amount of $4,360 and a ten year mortgage on the AERO real estate in the amount of $2,640, both with TD Bank, N.A. The Company fixed the interest rates on the note and mortgage at 5.8% and 6.1%, respectively, through interest rate swap arrangements with TD Bank, N.A. In addition, the Company issued a $2,500 secured promissory note to AENA, the principal amount of which is due on May 27, 2011, with interest payable quarterly at the annual rate of 5.0%. As of January 2, 2010, the amounts outstanding on the five-year term note, the mortgage and the secured promissory note were $4,058, $2,604 and $2,500, respectively.
In addition, the Company has two mortgages secured by the Company’s real estate. One is due in monthly installments of $16, including interest at 7.5% through February 2021. The payment will be adjusted by the bank on March 1, 2011 and every 5 years thereafter to reflect interest at the Five Year Federal Home Loan Bank “Classic Credit Rate” plus 2.75%. The second is due in monthly installments of $12 including interest at 6.49% with a balloon payment due on April 1, 2014. The monthly payment will be adjusted by the bank on April 1, 2009, to reflect interest at the Five Year FHLBB Amortizing Advance Rate plus 2.75%. As of January 2, 2010, the amounts outstanding on the mortgages were $1,494 and $1,377, respectively.
The Company has five term notes with TD Bank, N.A. that were used to finance the purchase of machinery and equipment with interest rates ranging between 6.9% and 7.47% and maturity dates ranging between December 2010 and July 2012. As of January 2, 2010, the outstanding balance of the five notes totaled $1,862.
The following table sets forth leased property under capital leases.

Class of Property	2009	2008
Machinery & equipment	$983	$983
Less: accumulated amortization	461	363

	$522	$620

Amortization expense related to leased property under capital leases is included in depreciation expense disclosed in Note A.
Aggregate annual maturities of long-term debt for the five year period subsequent to January 2, 2010, are as follows: 2010—$1,833; 2011—$3,956; 2012—$1,053; 2013—$900; 2014—$2,005; 2015 and thereafter—$4,240.
NOTE E — INTEREST RATE SWAPS
Simultaneous with the AERO acquisition, the Company entered into two pay-fixed, receive-variable interest rate swaps to reduce exposure to changes in cash payments caused by changes in interest rates on certain senior long-term notes payable that were also entered into on the date of the AERO acquisition. Both relationships are designated as cash flow hedges and meet the criteria for the shortcut method for assessing hedge effectiveness; therefore, the hedge is assumed to be 100% effective and all changes in the fair value of the interest rate swaps are recorded in consolidated accumulated other comprehensive loss. These changes in fair value must be reclassified in whole or in part from consolidated accumulated other comprehensive loss into earnings if, and when, a comparison of the swaps and the related hedged cash flows demonstrates that the shortcut method is no

EDAC Technologies Corporation
NOTES TO FINANCIAL STATEMENTS
For the years ended January 2, 2010 and January 3, 2009
(in thousands except per share and option amounts)
longer applicable. The Company expects these hedges to meet the criteria of the shortcut method for the duration of the hedging relationship and therefore, it does not expect to reclassify any portion of any unrealized loss from consolidated accumulated other comprehensive loss to earnings in the future. Under FASB ASC 820, the Company has determined that the inputs associated with the fair value determination are readily observable at commonly quoted intervals and as a result the interest rate swaps were classified within Level 2 of the fair value hierarchy.
NOTE F — PENSION PLANS
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
The following tables set forth the changes in benefit obligations and plan assets, and reconciles amounts recognized in the Company’s consolidated balance sheets:

	2009	2008
Change in Benefit Obligation:

Benefit obligation at beginning of year	$5,457	$5,656
Interest cost	328	353
Actuarial gain (loss)	399	(105)
Benefits paid	(441)	(447)

Benefit obligation at end of year	$5,743	$5,457

Change in Plan Assets:

Fair value of plan assets at beginning of year	$3,759	$6,085
Actual return (loss) on plan assets	962	(1,877)
Employer contribution	—	50
Expenses	(25)	(52)
Benefits paid	(441)	(447)

Fair value of plan assets at end of year	$4,255	$3,759

Unfunded status	$(1,488)	$(1,698)

Amounts recognized in the consolidated balance sheets consist of:
Accrued expense — current	$(40)	$—
Other liabilities — long term	(1,448)	(1,698)

	$(1,488)	$(1,698)

Amounts recognized in accumulated other comprehensive income consist of:
Net loss	$(2,590)	$(3,010)

EDAC Technologies Corporation
NOTES TO FINANCIAL STATEMENTS
For the years ended January 2, 2010 and January 3, 2009
(in thousands except per share and option amounts)

	2009	2008
Information for pension plans with an accumulated benefit obligation in excess of plan assets:
Projected benefit obligation	$5,743	$5,457
Accumulated benefit obligation	5,743	5,457
Fair value of plan assets	4,255	3,759

Components of Net Periodic Benefit Cost:
Interest cost	$328	$353
Service cost	22	22
Expected return on plan assets	(248)	(413)
Amortization of net loss	109	17

Net periodic benefit cost (income)	$211	$(21)

Other Changes in Plan Assets and Benefit Obligations Recognized in Other Comprehensive Income:
Current year net (loss) gain	$(312)	$2,215
Amortization of net (loss) gain	(109)	(17)

Total recognized in other comprehensive income	$(421)	$2,198

Total recognized in net periodic benefit cost and other comprehensive income	$(210)	$2,177

The estimated amount of net loss that will be amortized from accumulated other comprehensive loss into net periodic benefit cost in 2010 is $100.

	2009	2008
Assumptions:
Weighted-average assumptions used to determine benefit obligation as of year-end:
Discount rate	5.75%	6.25%
Rate of compensation increase	n/a	n/a

Weighted-average assumptions used to determine net benefit cost:
Discount rate	6.25%	6.25%
Rate of compensation increase	n/a	n/a
Expected return on plan assets	7.00%	7.00%
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

EDAC Technologies Corporation
NOTES TO FINANCIAL STATEMENTS
For the years ended January 2, 2010 and January 3, 2009
(in thousands except per share and option amounts)
Plan Assets

		Target
	Fair Value	Allocation
Asset Category	January 2, 2010	2009	2008
Equity securities	$3,422	80%	80%
Debt securities	676	16	16
Real estate equity fund	90	3	3
Cash	67	1	1

Total	$4,255	100%	100%

Under the fair value hierarchy of FASB ASC 820, the Company has classified the Plan’s assets as Level 1, since the inputs associated with the fair value determination utilize quoted prices in active markets for identical assets.
Cash Flows
Contributions
The expected employer contribution for 2010 is $40.
Estimated Future Benefit Payments
The following benefit payments are expected to be paid:

2010	$449
2011	448
2012	444
2013	434
2014	424
Years 2015 —2019	2,098
The Company maintains a defined contribution plan known as the EDAC Technologies Corporation 401(k) Retirement Plan. All employees who have completed at least three consecutive months of service and are age eighteen or older are eligible to participate. For 2009 and 2008, the Company did not provide matching contributions.
NOTE G — INCOME TAXES

	2009	2008

Current provision	$224	$432
Deferred	4,338	251

Total provision for income taxes	$4,562	$683

The following table reconciles the expected federal tax provision applied to pre-tax income based on the federal statutory tax rate of 34% to the actual tax provision:

EDAC Technologies Corporation
NOTES TO FINANCIAL STATEMENTS
For the years ended January 2, 2010 and January 3, 2009
(in thousands except per share and option amounts)

	2009	2008

Income before income taxes	$12,188	$1,822

Income tax provision at Federal statutory rate	$4,144	$619

State income taxes, net of Federal benefit	432	82
Other	(14)	(18)

Total income tax provision	$4,562	$683

The tax effect of temporary differences giving rise to the Company’s deferred tax assets and liabilities are as follows:

	2009	2008
Deferred tax assets:
Allowance for uncollectible accounts receivable	$90	$72
Employee compensation and amounts withheld	360	272
Accrued expenses	249	225
Unicap and inventory reserves	269	304
State tax credits	67	109
Interest rate swap (in equity)	40	—
Pension liability (in equity)	1,004	1,173
Goodwill	965	1,330

	$3,044	$3,485

Deferred tax liabilities:
Property, plant and equipment	$6,010	$1,891
Pension	411	505

	6,421	2,396

Net deferred tax asset (liability)	$(3,377)	$1,089

Reflected in consolidated balance sheets as:
Net current deferred tax asset	$1,098	$983
Net long-term deferred tax asset	—	106
Net long-term deferred tax liability	(4,475)	—

	$(3,377)	$1,089

The change in the net deferred tax asset is consolidated financial statements as:

Deferred provision allocated to income	$4,338	$251
Deferred provision allocated to equity	128	(856)

	$4,466	$(605)

The Company will only recognize a deferred tax asset when, based upon available evidence, realization is more likely than not.

EDAC Technologies Corporation
NOTES TO FINANCIAL STATEMENTS
For the years ended January 2, 2010 and January 3, 2009
(in thousands except per share and option amounts)
Under FASB ASC 740-10, the Company may recognize the tax benefit from an uncertain tax position only if it is more likely than not that the tax position will be sustained on examination by taxing authorities, based on the technical merits of the position. The Company has determined that it has no uncertain tax positions.
On January 21, 2010, the Internal Revenue Service completed its examination of the Company’s 2007 and 2008 tax returns, increasing the Company’s net tax by $9. The Company’s subsequent years’ returns are subject to examination by federal taxing authorities. In addition, net operating losses originating in 2003 that were utilized in 2006 are also open to IRS examination.
The statute of limitations for Connecticut tax returns is closed for all tax years prior to 2001. This is due to utilization of credit carryforwards and net operating loss carryfowards.
The Company’s policy is to recognize interest and penalties accrued on any unrecognized tax benefits as a component of income tax expense. As of the date of adoption of the provisions of FASB ASC 740, Income Taxes, as it relates to the accounting for uncertainty in income taxes, there was no accrued interest or penalties associated with any recognized tax benefits, nor was any interest expense recognized during the year.
The Company also has approximately $175 of state tax credit carryforwards relating to property taxes paid on electronic data processing equipment, training expenses, and capital investments available for use on the 2009 tax return. The Company expects the carryforward to 2010 to be approximately $101. The state credits have a short carryforward period and will expire if they are not utilized over the next five years.
NOTE H — COMMITMENTS AND CONTINGENCIES
Lease expense under operating leases was $171 and $22 for 2009 and 2008, respectively. Minimum rental commitments as of January 2, 2010 for noncancelable operating leases with an initial or remaining term of one year or more are as follows: 2010—$312; 2011—$281; 2012—$247; 2013—$232; 2014 and thereafter—$619.
NOTE I — SEGMENT INFORMATION
Operating segments are defined as components of an enterprise about which financial information is available that is evaluated regularly by the Company’s President in deciding how to allocate resources and in assessing performance. The Company has determined that it operates as one segment.
NOTE J — QUARTERLY DATA (Unaudited)
Following is selected quarterly data for 2009 and 2008. All quarterly information was obtained from unaudited consolidated financial statements not otherwise contained herein. The unaudited results for any quarter are not necessarily indicative of the results for any future period.

EDAC Technologies Corporation
NOTES TO FINANCIAL STATEMENTS
For the years ended January 2, 2010 and January 3, 2009
(in thousands except per share and option amounts)

2009	1st quarter	2nd quarter	3rd quarter	4th quarter
Sales	$9,584	$13,629	$15,132	$16,298
Gross profit	1,080	1,696	1,762	1,389
Income (loss) from operations	219	515	456	(114)
Net income	56	7,376	80	113

Basic income per common share	$0.01	$1.53	$0.02	$0.02
Diluted income per common share	$0.01	$1.50	$0.02	$0.02

2008	1st quarter	2nd quarter	3rd quarter	4th quarter
Sales	$11,181	$10,849	$10,547	$12,099
Gross profit	2,086	1,830	1,385	570
Income (loss) from operations	1,117	966	542	(245)
Net income (loss)	630	533	255	(279)

Basic income (loss) per common share	$0.14	$0.11	$0.05	($0.06)
Diluted income (loss) per common share	$0.13	$0.11	$0.05	($0.06)

OFFICERS

Dominick A. Pagano	President and Chief Executive Officer
Glenn L. Purple	Vice President-Finance, Chief Financial Officer and Secretary

BOARD OF DIRECTORS

Daniel C. Tracy	Chairman
Dominick A. Pagano	President and Chief Executive Officer
Lee K. Barba	Former Chairman and CEO of thinkorswim Group Inc.
Joseph Lebel	Private Investor
Stephen J. Raffay	Retired Vice-Chairman, Emhart Corporation
John A. Rolls	Managing Partner, Core Capital Partners LLP
Ross C. Towne	Owner, Management Partners, Inc.
CORPORATE OFFICES
1806 New Britain Avenue
Farmington, CT 06032
GENERAL COUNSEL
Robinson & Cole LLP
280 Trumbull Street
Hartford, CT 06103-3597

INDEPENDENT AUDITORS	TRANSFER AGENT

CCR LLP	American Stock Transfer & Trust Company
124 Hebron Avenue	59 Maiden Lane
Glastonbury, CT 06033	New York, NY 10038
ANNUAL MEETING
The 2010 annual meeting of shareholders will be held on the date and at the time and place indicated in the Notice of Annual Meeting and Proxy Statement accompanying this report.
10-K INFORMATION
A copy of EDAC’s 2009 Annual Report on Form 10-K filed with the Securities and Exchange Commission is available without charge by writing to: Glenn L. Purple, Secretary, EDAC Technologies Corporation, 1806 New Britain Avenue, Farmington, CT 06032.