Form 10-K, Exhibit 13
period 2011-01-01
EDAC TECHNOLOGIES CORP
filed 2011-03-11
CIK 772572

EDAC Technologies Corporation
Annual Report
2010

To Our Shareholders:
In 2010, we continued our efforts to expand EDAC’s range of products, diversify our customer base and improve our processes. Sales reached $73.1 million in 2010, an increase of $18.4 million or 34% from 2009, of which $8.5 million was derived from organic growth. Our results benefitted from a full year of sales of the AERO and SNI acquisitions, which were completed during 2009, and our Apex Machine Tool and EDAC Machinery product lines delivered strong top-line growth. Operating profit increased $0.7 million to $1.8 million, or 63% over 2009. These increases reflect the strengthening of our markets and our ability to penetrate them.
Our January 1, 2010, we organized our aerospace operations into a single product line, EDAC AERO, combining Precision Components, including its repair unit, and AERO, which has resulted in a better ability to market and to serve our Aerospace customers.
While we made solid progress in 2010, we encountered operational challenges that had to be addressed as the year progressed. The first challenge was difficulties in the initial production runs of certain newly developed parts on a large aerospace order. These difficulties resulted in losses on the project in the third and fourth quarters. We developed an improvement plan for the process and also are seeing a ramp-up in production volume, and we believe these factors will result in profitable production runs of these parts in the near future.
The second challenge was the start up of the SNI operation in a difficult economy. After moving the operation to a new facility in Auburn, Massachusetts in the second quarter and setting up for production, SNI’s customers, still unsure of the economy, were reluctant to place orders for capital equipment. Orders for SNI grinders began to come late in the third quarter and we were able to produce some of those orders in the fourth quarter.
We continued to invest in developmental parts for United Technologies Corporation’s jet engine for the Joint Strike Fighter and also for other new engine programs including the LEAP-X and Geared Turbofan (GTF) in 2010. While these investments resulted in the need to absorb additional costs during the year, they have expanded our capabilities and provided a solid platform for future profitable growth. Our backlog in the EDAC AERO product line continued to increase, growing from $118.8 million to $129.6 million at year-end.
I am very optimistic about 2011 and our long-term future. We began the new year with total backlog of $138.3 million compared with $125.9 million at the start of 2010. Markets that we serve have recently improved over 2010 and recent announcements in the jet engine market are very encouraging. Additionally, we recently received a letter of intent from a major European jet engine manufacturer to proceed with the tooling needed to support a multi-year agreement to supply eight engine parts for a commercial airliner program. This agreement is valued at approximately $36 million over a 5-year term. We also have achieved a strong increase in our shipment volume of products including stator assemblies and expect increased volume in more than a dozen new parts that we introduced last year, provided that we perform against schedule. Among these new parts are cases for the Gen X and GE-38 engines, stators for Pratt & Whitney’s TF 33 engine, and Geared Turbo fan structural assemblies for the Mitsubishi regional jet and Boeing aircraft.
During 2010, we replaced our ERP management information systems across the Company to standardize our system and to improve our management tools. In 2011, we will be making new investments in machinery and equipment targeted at $3.4 million, to position ourselves to further capitalize on emerging programs. We evaluated many acquisition opportunities in 2010, but none met our very selective criteria. We will only pursue opportunities that we believe will strategically complement our businesses and increase value to our shareholders.
As recently as five years ago, EDAC was producing aerospace parts for a single client and a single engine used in power generation. Today, we have a wider range of major customers and we are producing parts for over ten major engine programs. To position EDAC to serve these growing markets, we have made investments that sometimes required us to forego short-term profits in the interest of growing our longer-term opportunities. We believe that, in the long run, this strategy will serve EDAC well.
We are determined to build on our strengths to achieve long-term profitable growth for your Company. Our employees, management and directors are committed to operational excellence, extraordinary customer service and the highest ethical standards. We will continue to invest in our people and in state-of-the-art machinery and equipment. We are prepared and positioned to seize opportunities. We believe that the future of your Company is very bright.

Sincerely yours,
/s/ Dominick A. Pagano

Dominick A. Pagano
President and Chief Executive Officer

EDAC Technologies: Organization and Mission
EDAC Technologies Corporation (“EDAC” or “the Company”), founded in 1946, is a diversified public corporation that designs, manufactures and services precision components for aerospace and industrial applications. EDAC operates as one company offering three major product lines: EDAC AERO, Apex Machine Tool and EDAC Machinery.
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
Effective January 1, 2010, all of the Company’s aerospace operations were combined into a single product line to better serve customers, align resources and simplify market positioning. The combined product line, renamed EDAC AERO, includes the Company’s Precision Aerospace, AERO and Aero Engine Component Repair product lines.
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
The Company serves industrial customers through its Apex Machine Tool and EDAC Machinery product lines.
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
EDAC Machinery designs, manufactures and repairs all types of precision rolling element bearing spindles including hydrostatic and other precision rotary devices. Custom spindles are completely assembled in a Class 10,000 Clean Room and are built to suit any manufacturing application up to 100 horsepower and speeds in excess of 100,000 revolutions per minute. EDAC Machinery repair service can recondition all brands of precision rolling element spindles, domestic or foreign. On August 10, 2009, the Company acquired substantially all of the assets of Service Network Inc. (SNI), adding the manufacture and service of precision grinders to its Machinery product line. On May 14, 2010, the Company acquired certain assets of Accura Technics, LLC (“Accura”) expanding the Company’s range of precision grinding applications. The spindle product line serves a variety of customers: machine tool manufacturers, special machine tool builders and integrators, industrial end-users, and powertrain machinery manufacturers and end-users. Geographic markets include the U.S., Canada, Mexico, Europe and Asia, although sales come primarily from the United States.
EDAC is AS9100:2004 and ISO 14001:2004 Certified. EDAC Machinery is AS9100:2008 Certified.
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
MARKET INFORMATION
The Company’s Common Stock trades on The Nasdaq Capital Market under the symbol: “EDAC”.
High and low sales prices per share during each fiscal quarter of the past two fiscal years were as follows:

	2010		2009
	High	Low	High	Low
First Quarter	$3.74	$2.71	$1.97	$1.20
Second Quarter	6.80	3.48	4.32	1.76
Third Quarter	5.49	3.19	5.00	3.18
Fourth Quarter	4.52	2.96	4.75	3.03
The information provided above reflects inter-dealer prices, without retail mark-ups, markdowns or commissions and may not represent actual transactions.
The approximate number of shareholders of record plus beneficial shareholders of the Company’s Common Stock at March 8, 2011 was 1,447.

The Company has never paid cash dividends. The Company must obtain approval from its primary lender prior to paying any cash dividends (See Note D to the Consolidated Financial Statements and Management’s Discussion and Analysis of Financial Condition and Results of Operations included elsewhere in this report).
Shareholder Return Performance Graph
The following performance graph compares the five year cumulative total shareholder return from investing $100 on December 31, 2005 in the Company’s Common Stock to (i) the Total Return Index for The Nasdaq Stock Market (U.S. Companies) (the “Nasdaq (US) Index”) and (ii) the Total Return Index for Nasdaq Trucking and Transportation Stocks (the “Nasdaq Transportation Index”).
Comparison of Five-Year Cumulative Total Return of EDAC Common Stock, Nasdaq (US)
Index and Nasdaq Transportation Index

300
200
100
0
DOLLARS
2005
2006
2007
2008
2009
2010
FISCAL YEAR ENDED
NASDAQ US COMPANIES
NASDAQ TRANSPORTATION
EDAC

		Nasdaq
	Nasdaq (US)	Transportation	EDAC Technologies
Fiscal Year Ended	Index	Index	Corporation
December 31, 2005	$100	$100	$100
December 30, 2006	110	116	82
December 29, 2007	120	126	288
January 3, 2009	57	80	48
January 2, 2010	83	94	84
January 1, 2011	98	129	91

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
The Company operates on a fiscal year basis. The Company’s fiscal year is a 52 or 53-week period ending on the Saturday closest to December 31. The 2011 fiscal year was a 52-week year.
SELECTED STATEMENT OF INCOME DATA

(In thousands, except per share data)	2010	2009
Sales	$73,058	$54,643

Net income	$845	$7,626

Earnings per common share:
Basic	$0.17	$1.58

Diluted	$0.17	$1.54

SELECTED BALANCE SHEET DATA

(In thousands)	2010	2009
Current assets	$38,026	$33,468
Total assets	61,404	56,127
Current liabilities	20,704	14,284
Working capital	17,322	19,184
Long-term liabilities	15,857	18,077
Shareholders’ equity	24,843	23,766

MANAGEMENTS’ DISCUSSION AND ANALYSIS OF FINANCIAL CONDITION AND RESULTS OF OPERATIONS
(in thousands)
RESULTS OF OPERATIONS
The following discussion should be read in conjunction with the Consolidated Financial Statements of the Company and related notes thereto.
Sales to the Company’s principal markets are as follows:

	2010	2009
Aerospace customers	$56,592	$41,979
Other	16,466	12,664

Total	$73,058	$54,643

Sales by product line are as follows:

	2010	2009
EDAC Aero	$50,161	$36,697
Apex Machine Tool	17,009	15,280
EDAC Machinery	5,888	2,666

Total	$73,058	$54,643

2010 vs. 2009
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
Sales
The Company’s sales increased $18,415 or 33.7%, from $54,643 in 2009 to $73,058 in 2010. Sales to aerospace customers increased $14,613, or 34.8% from 2009 to 2010, primarily due to the inclusion of the sales of the Company’s AERO acquisition commencing on May 27, 2009. Sales to non-aerospace customers increased $3,802 or 30.0% from 2009 to 2010, due to increased sales in all product lines. As of January 1, 2011, sales backlog was approximately $138,300, compared to approximately $125,900 at January 2, 2010. The sales backlog increase is primarily due to the increased orders in the EDAC Aero product line. The Company presently expects to complete approximately $64,000 of the January 1, 2011 backlog during the 2011 fiscal year.
Sales for the EDAC Aero product line increased $13,464, or 36.7%, from $36,697 in 2009 to $50,161 in 2010. The increase was due primarily to the Company’s May 27, 2009 acquisition of AERO. Additionally, shipments of certain jet engine parts to our major aerospace customers increased over 2009. The Company’s sales backlog for EDAC Aero increased from $118,800 at January 2, 2010 to $128,617 at January 1, 2011.

MANAGEMENTS’ DISCUSSION AND ANALYSIS OF FINANCIAL CONDITION AND RESULTS OF OPERATIONS (continued)
(in thousands)
Sales for the Apex Machine Tool product line increased $1,729, or 11.3%, from $15,280 in 2009 to $17,009 in 2010. Sales backlog for the Apex Machine Tool product line increased from $5,119 at January 2, 2010 to $7,124 at January 1, 2011.
Sales for the EDAC Machinery product line, increased $3,222, or 120.8% from $2,666 in 2009 to $5,888 in 2010. The Company believes, based on indications from its customers, that demand for spindles and SNI grinders will improve slightly for 2011.
Cost of Sales
Cost of sales as a percentage of sales decreased in 2010 to 89.1% from 89.2% in 2009. This decrease was primarily due to the sales levels increasing in all product lines more significantly than manufacturing costs due to the fixed element or semi-variable element of certain manufacturing costs. The decrease was mostly offset by development costs on an emerging program that resulted in a gross loss on that program in the third and fourth quarters. The Company has implemented methods to improve and refine certain production processes for these parts. The decrease in cost of sales was further offset due to a gross loss of $218 for the third quarter for the resources allocated to the SNI product line. This was due to the lack of orders in the third quarter, reflected by SNI sales decreasing in the third quarter and to costs associated with integrating Accura into SNI. SNI’s sales subsequently increased substantially in the fourth quarter.
Selling, General and Administrative Expenses
Selling, general and administrative expenses were $6,222 in 2010, representing an increase of $1,372, or 28.3%, from the 2008 level of $4,850. The increase was primarily due to the inclusion of selling, general and administrative expenses of the Company’s AERO acquisition commencing on May 27, 2009. Additionally, there were increases in salary, bonus, pension and investor relations expenses.
Interest Expense
Interest expense for 2010 increased $141, or 17%, to $970 from $829 in 2009. This was due to increased borrowing levels associated with the acquisition of AERO and increased borrowing levels associated with increases in accounts receivable and inventories. See Note D to the Consolidated Financial Statements.
Other Income
The Company recognized an additional gain in 2010 in the amount of $350 from the recognition of a deposit on an equipment purchase made by AERO prior to its acquisition by the Company. The Company was not originally aware of the deposit as of the acquisition date. For 2009, due to bargain purchase accounting rules, the Company recognized a gain on the acquisition of AERO in the amount of $12,161. The gain has been offset by acquisition related expenses in the amount of $257, resulting in a net gain of $11,904. See Note A to the Consolidated Financial Statements.
Provision for Income Taxes
The effective income tax provision rate for 2010 was 27.3%, compared to 37.4% in 2009. The decrease in pre-tax income in 2010 compared with 2009 resulted in a reduction in the effective tax rate as the tax benefit of Connecticut business tax credits and the Section 199 Qualified Productions Activities deduction was a larger percentage of 2010 pretax income.
For additional discussion of income taxes, see “Critical Accounting Policies and Estimates — Income Taxes” and Note G to the Consolidated Financial Statements.

MANAGEMENTS’ DISCUSSION AND ANALYSIS OF FINANCIAL CONDITION AND RESULTS OF OPERATIONS
(in thousands)
LIQUIDITY AND CAPITAL RESOURCES
The Company has met its working capital needs through funds generated from operating and financing activities. The Company assesses its liquidity in terms of its ability to generate cash to fund its operating and investing activities. A decrease in product demand would impact the availability of funds. Of particular importance to the Company’s liquidity are cash flows generated from operating activities, capital expenditure levels and borrowings on the revolving credit facility.
Long-term Debt and Revolving Line of Credit
Long-term debt and lines of credit consist of the following:

	Jan 1, 2011	Jan 2, 2010
Lines of credit	$4,793	$1,591

Term notes	8,967	8,420

Mortgage loans	5,261	5,475

Capital lease obligations	—	92

	19,021	15,578
Less — equipment line of credit	743	1,391
Less — revolving line of credit	4,050	200
Less — current portion of long-term debt	4,370	1,833

	$9,858	$12,154

Cash Flow
The following is selected cash flow data from the Consolidated Statements of Cash Flows:

	2010	2009
Net cash (used in) provided by operating activities	$(409)	$3,556
Net cash used in investing activities	(3,233)	(10,289)
Net cash provided by financing activities	3,517	6,522
2010
The use of cash in operating activities in 2010 of $409 as compared to cash generated from operations in 2009 in the amount of $3,556 is primarily due to an increase in accounts receivable in the amount of $4,164 in 2010. The increased sales to large aerospace customers, who have extended their payment terms has increased our receivables and our revolving line of credit. The increase in accounts receivable was partially offset by an increase in accounts payable in the amount of $501.
Cash used in investing activities primarily reflects expenditures for machinery and equipment to increase machining capacity and to purchase certain assets from Accura. Capital expenditures for 2011 are targeted at $3,400.

MANAGEMENTS’ DISCUSSION AND ANALYSIS OF FINANCIAL CONDITION AND RESULTS OF OPERATIONS (continued)
(in thousands)
Cash flows provided by financing activities primarily reflect $2,243 of new debt to finance the Company’s machinery purchases. Cash was used in financing activities for scheduled payments of term debt in the amount of $2,003. Amounts advanced on the equipment line of credit will convert to a term note on July 31, 2011, unless converted earlier at the option of the Company.
As of January 1, 2011, the Company had $4,050 outstanding on its revolving line of credit and $743 outstanding on its equipment line of credit and had $3,950 and $3,957, respectively, available for additional borrowings.
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
Share-based compensation — Share-based compensation cost is measured at the grant date, based on the calculated fair value of the award, and is recognized as an expense over the employee’s requisite service period (generally the vesting period of the equity grant). The Company estimates the fair value of stock options using the Black-Scholes valuation model. Key input assumptions used to estimate the fair value of stock options include the expected option term, the expected volatility of the Company’s stock over the option’s expected term, the risk-free interest rate over the option’s expected term, and the Company’s expected annual dividend yield. The Company

MANAGEMENTS’ DISCUSSION AND ANALYSIS OF FINANCIAL CONDITION AND RESULTS OF OPERATIONS (continued)
(in thousands)
believes that the valuation technique and the approach utilized to develop the underlying assumptions are appropriate in calculating the fair values of the Company’s stock options granted during the fiscal years ended January 1, 2011 and January 2, 2010. Estimates of fair value are not intended to predict actual future events or the value ultimately realized by persons who receive equity awards.
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
Net periodic benefit cost for the plan was $151 and $211 for the fiscal years ended January 1, 2011 and January 2, 2010, respectively, and is calculated based upon a number of actuarial assumptions, including an expected long-term rate of return on our plan assets of 7% for each year. In developing our expected long-term rate of return assumption, we evaluated input from our actuaries and our investment managers. We anticipate that our investment managers will continue to generate long-term returns of at least 7%. We regularly review our asset allocation and periodically rebalance our investments when considered appropriate. For the year ended January 1, 2011, we realized a return of greater than 7%, however, we continue to believe that 7% is a reasonable long-term rate of return on our plan assets.
The discount rate that we utilize for determining future pension obligations is based on a review of long-term bonds that receive one of the two highest ratings given by a recognized rating agency. The discount rate determined on this basis has been reduced to 5.25% at January 1, 2011 from 5.75% at January 2, 2010. Based on an expected rate of return on our plan assets of 7.0%, a discount rate of 5.25% and various other assumptions, we estimate that our pension expense for the plan will be approximately $137 in 2011. Future actual pension expense will depend on future investment performance, changes in future discount rates and various other factors related to the populations participating in our plan. We will continue to evaluate our actuarial assumptions, including our discount rate and expected rate of return, at least annually, and will adjust as necessary.
The value of our plan assets has increased from $4,255 on at January 2, 2010 to $4,530 at January 1, 2011. For the year ended January 1, 2011, the investment performance returns were greater that 7% and the discount rate was reduced to 5.25% resulting in an actuarial loss of $287. The funded status of our plan decreased from $1,488 unfunded at January 2, 2010, to $1,806 unfunded at January 1, 2011. We believe that, based on our actuarial assumptions, we will be required to continue to make cash contributions to our plan.
During fiscal 2010, the Company contributed $30 to the plan, which met the minimum required for the plan year beginning October 1, 2009. In the absence of significant changes, it is estimated that there will be a $280 minimum required contribution for the plan year beginning October 1, 2010. See Note F to the Consolidated Financial Statements for further discussion.
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
ACCOUNTING STANDARDS NOT YET ADOPTED
In October 2009, the FASB issued ASU No. 2009-13, “Multiple-Deliverable Revenue Arrangements” (see Note A in the Notes to the Financial Statements). The Company is currently evaluating this new ASU. No other accounting standards not yet adopted are expected to have a material impact on the Company.

MANAGEMENTS’ DISCUSSION AND ANALYSIS OF FINANCIAL CONDITION AND RESULTS OF OPERATIONS (continued)
(in thousands)
Certain factors that may affect future results of operations
All statements other than historical statements contained in this annual report constitute “forward-looking statements” within the meaning of the Private Securities Litigation Reform Act of 1995. Without limitation, these forward looking statements include statements regarding the Company’s business strategy and plans, statements about the adequacy of the Company’s working capital and other financial resources, statements about the Company’s bank agreements, statements about the Company’s backlog, statements about the Company’s action to improve operating performance, and other statements herein that are not of a historical nature. These forward-looking statements rely on a number of assumptions concerning future events and are subject to a number of uncertainties and other factors, many of which are outside of the Company’s control, that could cause actual results to differ materially from such statements. These include, but are not limited to, factors which could affect demand for the Company’s products and services such as general economic conditions and economic conditions in the aerospace industry and the other industries in which the Company competes; competition from the Company’s competitors; the Company’s ability to effectively use business-to-business tools on the Internet to improve operating results; the adequacy of the Company’s revolving credit facility and other sources of capital; and other factors discussed in the Company’s annual report on Form 10-K for the year ended January 1, 2011. The Company disclaims any intention or obligation to update or revise any forward-looking statements, whether as a result of new information, future events or otherwise.

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM
To the Shareholders and Board of Directors of
   EDAC Technologies Corporation
We have audited the accompanying consolidated balance sheets of EDAC Technologies Corporation and subsidiaries (the “Company”) as of January 1, 2011 and January 2, 2010, and the related consolidated statements of income, changes in shareholders’ equity and comprehensive income (loss), and cash flows for the years then ended. The Company’s management is responsible for these consolidated financial statements. Our responsibility is to express an opinion on these consolidated financial statements based on our audits.
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
In our opinion, the consolidated financial statements referred to above present fairly, in all material respects, the financial position of EDAC Technologies Corporation and subsidiaries as of January 1, 2011 and January 2, 2010, and the results of their operations and their cash flows for the years then ended in conformity with accounting principles generally accepted in the United States of America.
/s/ CCR LLP
Glastonbury, Connecticut
March 11, 2011

EDAC Technologies Corporation
CONSOLIDATED BALANCE SHEETS
As of January 1, 2011 and January 2, 2010
(in thousands)

	January 1,	January 2,
	2011	2010
ASSETS

CURRENT ASSETS:
Cash	$975	$1,100
Accounts receivable (net of allowance for for doubtful accounts of $121 as of January 1, 2011 and $249 as of January 2, 2010)	14,955	10,862
Inventories, net	20,219	19,990
Prepaid expenses and other current assets	184	306
Refundable income taxes	80	112
Deferred income taxes	1,613	1,098

Total current assets	38,026	33,468

PROPERTY, PLANT AND EQUIPMENT, at cost:
Land	1,546	1,546
Buildings and improvements	10,278	10,166
Machinery and equipment	39,994	36,719

	51,818	48,431
Less: accumulated depreciation	28,595	25,974

	23,223	22,457

OTHER ASSETS	155	202

TOTAL ASSETS	$61,404	$56,127

See notes to consolidated financial statements.

EDAC Technologies Corporation
CONSOLIDATED BALANCE SHEETS (CONTINUED)
As of January 1, 2011 and January 2, 2010
(in thousands except share amounts)

	January 1,	January 2,
	2011	2010
LIABILITIES AND SHAREHOLDERS’ EQUITY

CURRENT LIABILITIES:
Lines of credit	$4,793	$1,591
Current portion of long-term debt	4,370	1,833
Trade accounts payable	7,336	6,828
Employee compensation and amounts withheld	1,212	1,185
Accrued expenses	2,136	1,819
Customer advances	857	1,028

Total current liabilities	20,704	14,284

LONG-TERM DEBT, less current portion	9,858	12,154

PENSION LIABILITIES	1,526	1,448

DEFERRED INCOME TAXES	4,473	4,475

COMMITMENTS AND CONTINGENCIES (NOTE H)	—	—

SHAREHOLDERS’ EQUITY:
Common stock, par value $.0025 per share; 20,000,000 shares authorized; issued and outstanding— 4,869,469 on January 1, 2011 and 4,840,803 on January 2, 2010	12	12
Additional paid-in capital	11,690	11,225
Retained earnings	15,630	14,785

	27,332	26,022
Less: accumulated other comprehensive loss	2,489	2,256

Total shareholders’ equity	24,843	23,766

TOTAL LIABILITIES AND SHAREHOLDERS’ EQUITY	$61,404	$56,127

See notes to consolidated financial statements.

EDAC Technologies Corporation
CONSOLIDATED STATEMENTS OF INCOME
For the Fiscal Years Ended January 1, 2011
   and January 2, 2010
(in thousands except per share amounts)

	FISCAL YEAR
	2010	2009
Sales	$73,058	$54,643

Cost of Sales	65,080	48,716

Gross Profit	7,978	5,927

Selling, General and Administrative Expenses	6,222	4,850

Income from Operations	1,756	1,076

Non-Operating Income (Expense):
Interest Expense	(970)	(829)
Other	377	11,941

Income before Provision For Income Taxes	1,163	12,188

Provision for Income Taxes	318	4,562

Net Income	$845	$7,626

Basic Income Per Common Share:	$0.17	$1.58

Diluted Income Per Common Share:	$0.17	$1.54

See notes to consolidated financial statements.

EDAC Technologies Corporation
CONSOLIDATED STATEMENTS OF CASH FLOWS
For the Fiscal Years Ended January 1, 2011
   and January 2, 2010
(in thousands)

	FISCAL YEAR
	2010	2009
Operating Activities:
Net income	$845	$7,626
Adjustments to reconcile net income to net cash (used in) provided by operating activities:
Depreciation and amortization	2,693	2,137
Deferred income taxes	(517)	4,338
Gain on acquisition of business	(350)	(12,161)
Gain on sale of property, plant and equipment	(10)	(33)
Compensation expense pursuant to stock options	446	260
Excess tax benefit from share-based compensation	(41)	(10)
Provision for inventories reserve	36	17
Provision for doubtful accounts receivable	71	128
Changes in operating assets and liabilities:
Accounts receivable	(4,164)	1,431
Refundable income taxes	32	575
Inventories	(126)	(2,785)
Prepaid expenses and other assets	166	(21)
Trade accounts payable	501	737
Other current liabilities	9	1,320

Net cash (used in) provided by operating activities	(409)	3,556

Investing Activities:
Additions to property, plant and equipment	(2,943)	(1,029)
Equipment deposits	—	981
Cash paid for businesses acquired	(300)	(10,275)
Proceeds from sales of property, plant and equipment	10	34

Net cash used in investing activities	(3,233)	(10,289)

Financing Activities:
Increase (decrease) in lines of credit	3,202	(84)
Borrowings on long-term debt	2,243	9,500
Repayments of long-term debt	(2,003)	(2,717)
Deferred financing fees	—	(208)
Proceeds from exercise of common stock options	34	21
Excess tax benefit from share-based compensation	41	10

Net cash provided by financing activities	3,517	6,522

Decrease in cash	(125)	(211)

Cash at beginning of year	1,100	1,311

Cash at end of year	$975	$1,100

Supplemental Disclosure of Cash Flow Information:
Interest paid	$972	$825
Income taxes paid (refunded)	670	(351)
See notes to consolidated financial statements.

EDAC Technologies Corporation
CONSOLIDATED STATEMENTS OF CHANGES IN SHAREHOLDERS’ EQUITY
   AND COMPREHENSIVE INCOME (LOSS)
For the Fiscal Years Ended January 1, 2011 and January 2, 2010
(in thousands)

		Additional		Accumulated Other
	Common	Paid-in	Retained	Comprehensive
	Stock	Capital	Earnings	Loss	Total
Balances at January 3, 2009	$12	$10,935	$7,159	$(2,439)	$15,666

Comprehensive income:
Net income	—	—	7,626	—	7,626
Minimum pension liability, net of income taxes of $168	—	—	—	253	253
Unrealized loss on cash flow hedges net of income tax benefit of $40	—	—	—	(70)	(70)

Total comprehensive income					7,809

Exercise of stock options	—	31	—	—	31
Stock option compensation expense	—	260	—	—	260

Balances at January 2, 2010	12	11,225	14,785	(2,256)	23,766

Comprehensive income:
Net income	—	—	845	—	845
Minimum pension liability, net of income taxes of $72	—	—	—	(126)	(126)
Unrealized loss on cash flow hedges net of income tax benefit of $61	—	—	—	(107)	(107)

Total comprehensive income					612

Exercise of stock options	—	19	—	—	19
Stock option compensation expense	—	446	—	—	446

Balances at January 1, 2011	$12	$11,690	$15,630	$(2,489)	$24,843

See notes to consolidated financial statements.

EDAC Technologies Corporation
NOTES TO FINANCIAL STATEMENTS
For the years ended January 1, 2011 and January 2, 2010
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
ACQUISITIONS
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
The $9,500 purchase price of AERO has been allocated entirely to the working capital acquired. In accordance with ASC 805.30, “Business Combinations”, the acquisition was determined to be a “bargain purchase”. The excess value consisting entirely of fixed assets was determined based on independent appraisals and resulted in a net gain of $11,904, after acquisition related expenses of $257. Fair values at the date of acquisition were estimated as follows (in thousands):

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
The unaudited pro forma consolidated financial information for the fiscal year ended January 2, 2010 as though the acquisition had been completed at the beginning of the period is as follows. The pro forma information excludes the gain on the acquisition.

EDAC Technologies Corporation
NOTES TO FINANCIAL STATEMENTS
For the years ended January 1, 2011 and January 2, 2010
(in thousands except per share and option amounts)

January 2, 2010
Sales	$64,512
Net income	325
Basic income per share	$0.07
Diluted income per share	$0.07
The Company recognized an additional gain in 2010 in the amount of approximately $350 from the recognition of a deposit on an equipment purchase made by AERO prior to its acquisition by the Company. The Company was not originally aware of the deposit as of the acquisition date.
On August 10, 2009, the Company acquired substantially all of the assets of Service Network Incorporated. This business is hereinafter referred to as “SNI”. The $775 purchase price of SNI has been allocated as follows: accounts receivable $215, inventory $279, prepaid expenses $9 and machinery and equipment $272. The acquisition was funded through the Company’s normal working capital and line of credit with TD Bank NA.
On May 14, 2010, the Company acquired certain assets of Accura Technics, LLC (“Accura”). The $300 purchase price of Accura has been allocated as follows: accounts receivable $19, inventories $118 and machinery and equipment $163. The acquisition was funded through the Company’s normal working capital and line of credit with TD Bank NA.
SIGNIFICANT ACCOUNTING POLICIES
Principles of Consolidation: All significant intercompany transactions and balances have been eliminated in the consolidated financial statements.
Fiscal Year: The Company’s fiscal year is a 52 or 53-week period ending on the Saturday closest to December 31. Fiscal years 2010 and 2009 were 52-week years that ended on January 1, 2011 and January 2, 2010, respectively.
Estimates: The preparation of financial statements in conformity with accounting principles generally accepted in the United States of America requires management to make estimates and assumptions that affect certain of the amounts and disclosures reflected in the consolidated financial statements. Actual results could differ from those estimates.
Cash and Cash Equivalents: For the purpose of the statement of cash flows, the Company defines cash equivalents as highly liquid instruments with an original maturity of three months or less. The Company had no cash equivalents at January 1, 2011 and January 2, 2010.
Revenue Recognition: Sales are recorded when all criteria for revenue recognition have been satisfied, which is generally when goods are shipped to the Company’s customers. The Company defers revenue recognition on certain product shipments until customer acceptance, including inspection and installation requirements, as defined, are achieved.
Inventories: Inventories are stated at the lower of cost (first-in, first-out method) or market. Provisions for slow moving and obsolete inventory are provided based on historical experience and product demand. As of January 1, 2011 and January 2, 2010, inventories consist of the following:

	January 1, 2011	January 2, 2010
Raw materials	$2,624	$2,325
Work-in-progress	16,163	15,890
Finished goods	1,468	1,775

	20,255	19,990

Less: reserve for excess and obsolete	(36)	—

Inventories, net	$20,219	$19,990

EDAC Technologies Corporation
NOTES TO FINANCIAL STATEMENTS
For the years ended January 1, 2011 and January 2, 2010
(in thousands except per share and option amounts)
Long-Lived Assets: Property, plant and equipment are stated at cost. Provisions for depreciation and amortization for financial reporting purposes are computed using the straight-line method over 3 to 12 years for machinery and equipment and 25 years for buildings. Depreciation expense was $2,644 and $2,091 for 2010 and 2009, respectively.
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
Earnings Per Share: Basic earnings per common share is based on the average number of common shares outstanding during the year. Diluted earnings per common share assumes, in addition to the above, a dilutive effect of common share equivalents during the year. Common share equivalents represent dilutive stock options using the treasury method, which results in the inclusion of common shares in an amount less than the options exercised. The number of shares used in the earnings per common share computation for fiscal 2010 and 2009 are as follows:

	2010	2009
Basic:
Weighted average common shares outstanding	4,859	4,833

Diluted:
Dilutive effect of stock options	154	112

Weighted average shares diluted	5,013	4,945

Options excluded since anti–dilutive	239	577

EDAC Technologies Corporation
NOTES TO FINANCIAL STATEMENTS
For the years ended January 1, 2011 and January 2, 2010
(in thousands except per share and option amounts)
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
Fair Value: The Company complies with FASB ASC 820, which defines fair value, establishes a framework for measuring fair value, and expands disclosures about fair value measurements. FASB ASC 820 applies to reported balances that are required or permitted to be measured at fair value under existing accounting pronouncements; accordingly, the standard does not require any new fair value measurements of reported balances. The FASB has partially delayed the effective date for one year for certain fair value measurements when those measurements are used for financial statement items that are not measured at fair value on a recurring basis.
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

EDAC Technologies Corporation
NOTES TO FINANCIAL STATEMENTS
For the years ended January 1, 2011 and January 2, 2010
(in thousands except per share and option amounts)
Level 1 inputs utilize quoted prices (unadjusted) in active markets for identical assets or liabilities that the Company has the ability to access. Level 2 inputs are inputs other than quoted prices included in Level 1 that are observable for the asset or liability, either directly or indirectly. Level 2 inputs may include quoted prices for similar assets and liabilities in active markets, as well as inputs that are observable for the asset or liability (other than quoted prices), such as interest rates, foreign exchange rates, and yield curves that are observable at commonly quoted intervals. Level 3 inputs are unobservable inputs for the asset or liability, which is typically based on an entity’s own assumptions, as there is little, if any, related market activity. In instances where the determination of the fair value measurement is based on inputs from different levels of the fair value hierarchy, the level in the fair value hierarchy within which the entire fair value measurement falls is based on the lowest level input that is significant to the fair value measurement in its entirety. The Company’s assessment of the significance of a particular input to the fair value measurement in its entirety requires judgment, and considers factors specific to the asset or liability.
Accounting Pronouncements Not Yet Adopted: In October 2009, the FASB issued ASU No. 2009-13, “Multiple-Deliverable Revenue Arrangements.” This ASU establishes the accounting and reporting guidance for arrangements including multiple revenue-generating activities. This ASU provides amendments to the criteria for separating deliverables, measuring and allocating arrangement consideration to one or more units of accounting. The amendments in this ASU also establish a selling price hierarchy for determining the selling price of a deliverable. Significantly enhanced disclosures are also required to provide information about a vendor’s multiple-deliverable revenue arrangements, including information about the nature and terms, significant deliverables, and its performance within arrangements. The amendments also require providing information about the significant judgments made and changes to those judgments and about how the application of the relative selling-price method affects the timing or amount of revenue recognition. The amendments in this ASU are effective prospectively for revenue arrangements entered into or materially modified in the fiscal years beginning on or after June 15, 2010. Early application is permitted. The Company is currently evaluating this new ASU.
No other accounting pronouncements not yet adopted are expected to have a material impact on the Company.
Reclassifications: Certain prior year amounts have been reclassified to conform to the current year presentation.
NOTE B — FINANCIAL INSTRUMENTS
Concentrations of Credit Risk
The Company’s financial instruments that are subject to concentrations of credit risk consist of cash and accounts receivable.
The Company places its cash deposits with a high credit quality financial institution. Bank deposits may at times be in excess of the federal depository insurance limit.
Sales to United Technologies Corporation for 2010 and 2009 amounted to 44% and 41%, respectively, of the Company’s sales. Sales to MTU for 2010 amounted to 11%. The Company’s international sales for 2010 and 2009, amounted to 21%, and 13%, respectively, of the Company’s sales. At January 1, 2011, the Company had $7,648 or 51%, and $2,272 or 15% of its accounts receivable due from United Technologies Corporation and MTU, respectively. The Company reviews a customer’s credit history before extending credit and typically does not require collateral. The Company establishes an allowance for doubtful accounts based upon factors surrounding the credit risk of specific customers, historical trends and other information. Such losses have been within management’s expectations.
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

EDAC Technologies Corporation
NOTES TO FINANCIAL STATEMENTS
For the years ended January 1, 2011 and January 2, 2010
(in thousands except per share and option amounts)
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
NOTE C — COMMON STOCK AND STOCK OPTIONS
The following table presents share-based compensation expense for continuing operations and the effects on earnings per share included in the Company’s consolidated statements of income:

	Fiscal	Fiscal
	Year Ended	Year Ended
	January 1, 2011	January 2, 2010
Selling, general and administrative:
Share-based compensation expense before tax	$446	$260
Income tax	122	98

Net share-based compensation expense	$324	$162

The Company estimates the fair value of stock options using the Black-Scholes valuation model. Key input assumptions used to estimate the fair value of stock options include the expected option term, the expected volatility of the Company’s stock over the option’s expected term, the risk-free interest rate over the option’s expected term, and the Company’s expected annual dividend yield. The Company believes that the valuation technique and the approach utilized to develop the underlying assumptions are appropriate in calculating the fair values of the Company’s stock options granted during the fiscal years ended January 1, 2011 and January 2, 2010. Estimates of fair value are not intended to predict actual future events or the value ultimately realized by persons who receive equity awards.
The fair value of each option grant was estimated on the grant date using the Black-Scholes option-pricing model with the following assumptions:

	Fiscal	Fiscal
	Year Ended	Year Ended
	January 1, 2011	January 2, 2010
Expected option term (1)	3.5 years	3.5 years
Expected volatility factor (2)	66.6%-70.6%	69.2%
Risk-free interest rate (3)	0.05%-0.17%	0.06%
Expected annual dividend yield	0%	0%

(1)	The option term was determined using the simplified method for estimating expected option life, which qualify as “plain-vanilla” options.

(2)	The stock volatility for each grant is measured using the weighted average of historical monthly price changes of the Company’s common stock over the most recent period equal to the expected option life of the grant, adjusted for activity which is not expected to occur in the future.

(3)	The risk-free interest rate for periods equal to the expected term of the share option is based on the U.S. Treasury yield curve in effect at the time of grant.

EDAC Technologies Corporation
NOTES TO FINANCIAL STATEMENTS
For the years ended January 1, 2011 and January 2, 2010
(in thousands except per share and option amounts)
Stock Incentive Plans
The Company has issued stock options from the 2000 Employee Stock Option Plan, the 2000-B Employee Stock Option Plan and the 2008 Equity Incentive Plan. The terms of the options and vesting requirements shall be for such period as the Compensation Committee designates. The option price is not less than the fair market value of the shares on the date of the grant.
As of January 1, 2011, 57,415 shares were reserved for future issuance for stock options including 5,500 shares for the 2000 Employee Stock Option Plan, 10,766 shares for the 2000-B Employee Stock Option Plan and 41,149 for the 2008 Equity Incentive Plan.
A summary of the status of the Company’s stock option plans as of January 1, 2011 and January 2, 2010, and changes during the years then ended is presented below:

	January 1, 2011		January 2, 2010
		Weighted-		Weighted-
		Average		Average
		Exercise		Exercise
	Options	Price	Options	Price
Outstanding at beginning of year	874,334	$4.28	540,834	$4.69
Granted	31,851	3.14	372,000	3.59
Exercised	(28,666)	1.20	(15,500)	1.34
Expired/Forfeited	(10,001)	5.96	(23,000)	4.11

Outstanding at end of year	867,518	$4.34	874,334	$4.28

Options exercisable at year-end	589,518	$4.77	382,833	$4.75

Weighted-average fair value of options granted during the year	$1.64		$1.70

     The following table summarizes information about stock options outstanding at January 1, 2011:

	Options Outstanding			Options Exercisable
		Weighted-	Weighted-	Number	Weighted-
	Number	Remaining	Average	Exercisable	Average
Exercise Price	At	Contractual Life	Exercise	At	Exercise
Range	1/1/2011	(in years)	Price	1/1/2011	Price
$0.51 to $2.00	85,000	1.18	$1.33	85,000	$1.33
$2.01 to $3.50	201,814	3.70	2.49	145,147	2.53
$3.51 to $5.50	402,204	4.05	3.70	180,871	3.72
$5.51 to $9.28	178,500	1.92	9.28	178,500	9.28

$0.51 to $9.28	867,518	3.25	$4.34	589,518	$4.77

The aggregate intrinsic value of outstanding options as of January 1, 2011 was $354. The intrinsic value of options exercised during the fiscal year ended January 1, 2011 was $111. The intrinsic value of options vested during the fiscal year ended January 1, 2011 was $57.

EDAC Technologies Corporation
NOTES TO FINANCIAL STATEMENTS
For the years ended January 1, 2011 and January 2, 2010
(in thousands except per share and option amounts)
The following table summarizes the status of the Company’s non-vested options since January 3, 2009:

	Non-Vested Options
		Weighted
	Number of	Average
	Options	Fair Value
Non-vested at January 3, 2009	248,831	$1.92
Granted	372,000	1.70
Vested	(115,004)	1.75
Forfeited	(14,333)	2.56

Non-vested at January 2, 2010	491,494	1.75
Granted	31,851	1.64
Vested	(240,344)	1.89
Forfeited	(5,001)	1.77

Non-vested at January 1, 2011	278,000	$1.59

As of January 1, 2011, there was $436 of total unrecognized compensation cost related to nonvested share-based compensation arrangements granted under the Company’s stock plans. That cost is expected to be recognized over a weighted-average period of 2.5 years.
Cash received from option exercises under all share based payment arrangements for the fiscal years ended January 1, 2011 and January 2, 2010 was $34 and $21, respectively. The actual tax benefit realized for the tax deductions from option exercises of the share-based payment arrangements was $41 and $10 for the fiscal years ended January 1, 2011 and January 2, 2010, respectively.
NOTE D — NOTES PAYABLE AND LONG-TERM DEBT
Long-term debt and lines of credit consist of the following:

	Jan 1, 2011	Jan 2, 2010
Lines of credit	$4,793	$1,591

Term notes	8,967	8,420

Mortgage loans	5,261	5,475

Capital lease obligations	—	92

	19,021	15,578
Less — equipment line of credit	743	1,391
Less — revolving line of credit	4,050	200
Less — current portion of long-term debt	4,370	1,833

	$9,858	$12,154

The Company’s credit facility with TD Bank, N.A. includes a revolving line of credit, which provides for borrowings up to $10,500 ($8,000 after reserving $2,500 for the scheduled payment in full on May 27, 2011, of a term note with MTU associated with the AERO acquisition), and an equipment line of credit, which provides for borrowings up to $4,700. The revolving line of credit is limited to an amount determined by a formula based on percentages of receivables and inventory and bears interest at a variable rate equal to the greater of the highest Prime Rate as published in the Wall Street Journal, adjusted daily (3.25% at January 1, 2011) or 4%. The revolving line of credit is payable on demand and is reviewed annually as of July 31 with renewal at the bank’s discretion. The equipment line of credit provides advances to purchase eligible equipment and bears interest at a variable rate equal to the highest Prime Rate as published in the Wall Street Journal, adjusted daily. Amounts advanced on the equipment line of credit will convert to a term note on July 31, 2011, unless converted earlier at the option of the Company, with monthly payments of

EDAC Technologies Corporation
NOTES TO FINANCIAL STATEMENTS
For the years ended January 1, 2011 and January 2, 2010
(in thousands except per share and option amounts)
principal and interest in an amount to amortize the then existing principal balance in 60 equal monthly payments including interest at the then FHLBB 5 year Regular Amortizing Advance Rate plus 3%. The credit facility gives TD Bank, N.A. a first security interest in accounts receivable, inventory, equipment and other assets and requires approval from TD Bank, N.A. prior to paying cash dividends. As of January 1, 2011, there was $3,950 and $3,957 available for borrowing on the revolving line of credit and on the equipment line of credit, respectively, and the Company was in compliance with its debt covenants.
The Company’s acquisition of AERO in May 2009 was funded by a five year term note in the amount of $4,360 and a ten year mortgage on the AERO real estate in the amount of $2,640, both with TD Bank, N.A. The Company fixed the interest rates on the note and mortgage at 5.8% and 6.1%, respectively, through interest rate swap arrangements with TD Bank, N.A. In addition, the Company issued a $2,500 secured promissory note to AENA, the principal amount of which is due on May 27, 2011, with interest payable quarterly at the annual rate of 5.0%. As of January 1, 2011, the amounts outstanding on the five-year term note, the mortgage and the secured promissory note were $3,521, $2,541 and $2,500, respectively.
In addition, the Company has two mortgages secured by the Company’s real estate. One is due in monthly installments of $16, including interest at 7.625% through February 2021. The payment will be adjusted by the bank on March 1, 2011 and every 5 years thereafter to reflect interest at the Five Year Federal Home Loan Bank “Classic Credit Rate” plus 2.75%. The second is due in monthly installments of $12 including interest at 5.89% with a balloon payment due on April 1, 2014. As of January 1, 2011, the amounts outstanding on the mortgages were $1,406 and $1,314, respectively.
The Company has five term notes with TD Bank, N.A. that were used to finance the purchase of machinery and equipment with interest rates ranging between 4.88% and 7.47% and maturity dates ranging between April 2011 and July 2015. As of January 1, 2011, the outstanding balance of the five notes totaled $2,946.
The following table sets forth leased property under capital leases.

Class of Property	2010	2009
Machinery & equipment	$1,547	$983
Less: accumulated amortization	232	461

	$1,315	$522
Amortization expense related to leased property under capital leases is included in depreciation expense disclosed in Note A.
Aggregate annual maturities of long-term debt for the five year period subsequent to January 1, 2011, are as follows: 2011—$4,370; 2012—$1,488; 2013—$1,359; 2014—$3,506; 2015—$505; 2016 and thereafter—$3,000.
NOTE E — INTEREST RATE SWAPS
Simultaneous with the AERO acquisition, the Company entered into two pay-fixed, receive-variable interest rate swaps to reduce exposure to changes in cash payments caused by changes in interest rates on certain senior long-term notes payable that were also entered into on the date of the AERO acquisition. Both relationships are designated as cash flow hedges and meet the criteria for the shortcut method for assessing hedge effectiveness; therefore, the hedge is assumed to be 100% effective and all changes in the fair value of the interest rate swaps are recorded in consolidated accumulated other comprehensive loss. At January 1, 2011 and January 2, 2010, the Company has accumulated other comprehensive loss of $278 and $110, respectively, due to the interest rate swaps. These changes in fair value must be reclassified in whole or in part from consolidated accumulated other comprehensive loss into earnings if, and when, a comparison of the swaps and the related hedged cash flows demonstrates that the shortcut method is no longer applicable. The Company expects these hedges to meet the criteria of the shortcut method for the duration of the hedging relationship and therefore, it does not expect to reclassify any portion of any unrealized loss from consolidated accumulated other comprehensive loss to earnings in the future. Under FASB ASC 820, the Company has determined that the inputs associated with the fair value determination are readily observable at commonly quoted intervals and as a result the interest rate swaps were classified within Level 2 of the fair value hierarchy. The Company has recorded consolidated accumulated other comprehensive loss

EDAC Technologies Corporation
NOTES TO FINANCIAL STATEMENTS
For the years ended January 1, 2011 and January 2, 2010
(in thousands except per share and option amounts)
NOTE F — PENSION PLANS
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
The following tables set forth the changes in benefit obligations and plan assets, and reconciles amounts recognized in the Company’s consolidated balance sheets:

	2010	2009
Change in Benefit Obligation:

Benefit obligation at beginning of year	$5,743	$5,457
Interest cost	317	328
Actuarial loss (gain)	740	399
Benefits paid	(464)	(441)

Benefit obligation at end of year	$6,336	$5,743

Change in Plan Assets:

Fair value of plan assets at beginning of year	$4,255	$3,759
Actual return (loss) on plan assets	728	962
Employer contributions	30	—
Expenses	(19)	(25)
Benefits paid	(464)	(441)

Fair value of plan assets at end of year	$4,530	$4,255

Unfunded status	$(1,806)	$(1,488)

Amounts recognized in the consolidated balance sheets consist of:
Accrued expense — current	$(280)	$(40)
Other liabilities — long term	(1,526)	(1,448)

	$(1,806)	$(1,488)

Amounts recognized in accumulated other comprehensive income consist of:
Net loss	$(2,787)	$(2,590)

EDAC Technologies Corporation
NOTES TO FINANCIAL STATEMENTS
For the years ended January 1, 2011 and January 2, 2010
(in thousands except per share and option amounts)

	2010	2009
Information for pension plans with an accumulated benefit obligation in excess of plan assets:
Projected benefit obligation	$6,336	$5,743
Accumulated benefit obligation	6,336	5,743
Fair value of plan assets	4,530	4,255

Components of Net Periodic Benefit Cost:
Interest cost	$317	$328
Service cost	26	22
Expected return on plan assets	(282)	(248)
Amortization of net loss	90	109

Net periodic benefit cost (income)	$151	$211

Other Changes in Plan Assets and Benefit Obligations Recognized in Other Comprehensive Income:
Current year net (loss) gain	$288	$(312)
Amortization of net (loss) gain	(90)	(109)

Total recognized in other comprehensive income	$198	$(421)

Total recognized in net periodic benefit cost and other comprehensive income	$349	$(210)

The estimated amount of net loss that will be amortized from accumulated other comprehensive loss into net periodic benefit cost in 2011 is $100.

	2010	2009
Assumptions:
Weighted-average assumptions used to determine benefit obligation as of year-end:
Discount rate	5.25%	5.75%
Rate of compensation increase	n/a	n/a

Weighted-average assumptions used to determine net benefit cost:
Discount rate	5.75%	6.25%
Rate of compensation increase	n/a	n/a
Expected return on plan assets	7.00%	7.00%
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

EDAC Technologies Corporation
NOTES TO FINANCIAL STATEMENTS
For the years ended January 1, 2011 and January 2, 2010
(in thousands except per share and option amounts)
Plan Assets

		Target
	Fair Value	Allocation
Asset Category	Jan. 1, 2011	2010	2009
Equity securities	$3,603	80%	80%
Debt securities	709	16	16
Real estate equity fund	90	3	3
Cash	128	1	1

Total	$4,530	100%	100%
Under the fair value hierarchy of FASB ASC 820, the Company has classified the Plan’s assets as Level 1, since the inputs associated with the fair value determination utilize quoted prices in active markets for identical assets.
Cash Flows
Contributions
The expected employer contribution for 2011 is $280.
Estimated Future Benefit Payments
The following benefit payments are expected to be paid:

2011	480
2012	470
2013	470
2014	463
2015	456
Years 2016 – 2020	2,265
The Company maintains a defined contribution plan known as the EDAC Technologies Corporation 401(k) Retirement Plan. All employees who have completed at least three consecutive months of service and are age eighteen or older are eligible to participate. For 2011 and 2010, the Company did not provide matching contributions.
NOTE G — INCOME TAXES
The provision for income taxes is as follows:

	2010	2009
Current provision	$702	$224
Deferred	(384)	4,338

Total provision for income taxes	$318	$4,562

EDAC Technologies Corporation
NOTES TO FINANCIAL STATEMENTS
For the years ended January 1, 2011 and January 2, 2010
(in thousands except per share and option amounts)
The following table reconciles the expected federal tax provision applied to pre-tax income based on the federal statutory tax rate of 34% to the actual tax provision:

	2010	2009

Income before income taxes	$1,163	$12,188

Income tax provision at Federal statutory rate	$395	$4,144

State income taxes	—	432
Changes in estimated effective tax rates	(64)	—
Other	(13)	(14)

Total income tax provision	$318	$4,562

The tax effect of temporary differences giving rise to the Company’s deferred tax assets and liabilities are as follows:

	2010	2009
Deferred tax assets:
Allowance for uncollectible accounts receivable	$44	$90
Employee compensation and amounts withheld	253	175
Accrued expenses	591	434
Unicap and inventory reserves	554	269
State tax credits	108	67
Interest rate swap (in equity)	101	40
Pension liability (in equity)	1,076	1,004
Goodwill	689	965

	$3,416	$3,044

Deferred tax liabilities:
Property, plant and equipment	$5,926	$6,010
Pension	350	411

	6,276	6,421

Net deferred tax asset (liability)	$(2,860)	$(3,377)

Reflected in consolidated balance sheets as:
Net current deferred tax asset	$1,613	$1,098
Net long-term deferred tax liability	(4,473)	(4,475)

	$(2,860)	$(3,377)

The change in the net deferred tax asset is reflected in the accompanying consolidated financial statements as:
Deferred provision allocated to income	$(384)	$4,338
Deferred provision allocated to equity	(133)	128

	$(517)	$4,466

EDAC Technologies Corporation
NOTES TO FINANCIAL STATEMENTS
For the years ended January 1, 2011 and January 2, 2010
(in thousands except per share and option amounts)
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
The statute of limitations for Connecticut tax returns is closed for all tax years prior to 2002. This is due to utilization of credit carryforwards and net operating loss carryfowards.
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
The Company also has approximately $277 of state tax credit carryforwards relating to property taxes paid on electronic data processing equipment, training expenses, and capital investments available for use on the 2010 tax return. The Company expects the carryforward to 2011 to be approximately $163. The state credits have various carryforward periods and will begin to expire if they are not utilized over the next five years.
NOTE H — COMMITMENTS AND CONTINGENCIES
Lease expense under operating leases was $333 and $171 for 2010 and 2009, respectively. Minimum rental commitments as of January 1, 2011 for noncancelable operating leases with an initial or remaining term of one year or more are as follows: 2011—$399; 2012—$367; 2013—$355; 2014—$357; 2015—$316; 2016 and thereafter—$155.
NOTE I — SEGMENT INFORMATION
Operating segments are defined as components of an enterprise about which financial information is available that is evaluated regularly by the Company’s President in deciding how to allocate resources and in assessing performance. The Company has determined that it operates as one segment.
NOTE J — QUARTERLY DATA (Unaudited)
Following is selected quarterly data for 2011 and 2010. All quarterly information was obtained from unaudited consolidated financial statements not otherwise contained herein. The unaudited results for any quarter are not necessarily indicative of the results for any future period.

EDAC Technologies Corporation
NOTES TO FINANCIAL STATEMENTS
For the years ended January 1, 2011 and January 2, 2010
(in thousands except per share and option amounts)

2010	1st quarter	2nd quarter	3rd quarter	4th quarter
Sales	$17,787	$18,841	$18,528	$17,902
Gross profit	2,141	2,258	1,768	1,811
Income from operations	410	729	375	242
Net income	360	345	84	56

Basic income per common share	$0.07	$0.07	$0.02	$0.01
Diluted income per common share	$0.07	$0.07	$0.02	$0.01

2009	1st quarter	2nd quarter	3rd quarter	4th quarter
Sales	$9,584	$13,629	$15,132	$16,298
Gross profit	1,080	1,696	1,762	1,389
Income (loss) from operations	219	515	456	(114)
Net income	56	7,376	80	114

Basic income per common share	$0.01	$1.53	$0.02	$0.02
Diluted income per common share	$0.01	$1.49	$0.02	$0.02

OFFICERS

Dominick A. Pagano	President and Chief Executive Officer
Glenn L. Purple	Vice President-Finance, Chief Financial Officer and Secretary

BOARD OF DIRECTORS

Daniel C. Tracy	Chairman
Dominick A. Pagano	President and Chief Executive Officer
Lee K. Barba	Former Chairman and CEO of thinkorswim Group Inc.
Joseph Lebel	Private Investor
John A. Rolls	Managing Partner, Core Capital Partners LLP
Ross C. Towne	Owner, Management Partners, Inc.
CORPORATE OFFICES
1806 New Britain Avenue
Farmington, CT 06032
GENERAL COUNSEL
Robinson & Cole LLP
280 Trumbull Street
Hartford, CT 06103-3597

INDEPENDENT AUDITORS	TRANSFER AGENT

CCR LLP	American Stock Transfer & Trust Company, LLC
124 Hebron Avenue	6201 15th Avenue
Glastonbury, CT 06033	Brooklyn, NY 11219
ANNUAL MEETING
The 2011 annual meeting of shareholders will be held on the date and at the time and place indicated in the Notice of Annual Meeting and Proxy Statement accompanying this report.
10-K INFORMATION
A copy of EDAC’s 2010 Annual Report on Form 10-K filed with the Securities and Exchange Commission is available without charge by writing to: Glenn L. Purple, Secretary, EDAC Technologies Corporation, 1806 New Britain Avenue, Farmington, CT 06032.