Form 10-K, Exhibit 13
period 2011-12-31
EDAC TECHNOLOGIES CORP
filed 2012-03-08
CIK 772572

EXHIBIT 13

EDAC Technologies Corporation

Annual Report

2011

To Our Shareholders:

We have always believed that the path to success is traversed through a series of deliberate steps, and that to accomplish each step involves a combination of vision, long-term planning, setting objectives and execution. Our accomplishments in 2011 are the direct result of the important strategic steps we took beginning in 2009.

▪
Our progress is reflected in the 19% increase in our fiscal 2011 sales, which reached a record $86.6 million, while net income rose to $3.6 million, or $0.68 per diluted share, from $845,000, or $0.17 per diluted share, in fiscal 2010.

▪
Sales increased in every product line.  EDAC AERO sales rose by $7.8 million or 16% reflecting increased shipments on programs developed in prior years, as we continued to diversify our range of products and customer base.  APEX Machine Tool sales increased by $3.4 million or 20% reflecting the beginning of a transition from its traditional tool and die making to the production of more complex parts.  EDAC Machinery sales increased by $2.4 million or 40% due to the addition of complete precision grinders with our acquisition of Accura in 2010 as well as continued demand for our spindle products.

▪
Our operating profit rose to a record $6.4 million, representing an increase of $4.6 million or 264% over operating profit for 2010.  The higher sales level in 2011 resulted in better cost absorption.  We also benefitted from increased productivity and efficiency gains company-wide due to our initial migration to lean manufacturing, as well as more cost-effective manufacturing of parts for a specific program in the second half of 2010.

▪
Cash generated from operations was $6.2 million in 2011 compared to a use of cash in operations of $0.4 million in 2010.  Total debt decreased to $16.6 million from $19.0 million at year-end 2011.  The outstanding balances on our lines of credit decreased by $2.8 million, from $4.8 million to $2.0 million.  We have also negotiated an increase in our revolving line of credit to $12 million.

▪	Our investment in machinery and equipment increased by $769,000 from 2010 to $3.7 million, consisting of machining centers for our EDAC AERO and APEX product lines.

▪
Our sales backlog reached a record $252.1 million at the end of 2011 compared with $138.3 million at year-end 2010, an increase of $113.8 million or 82%.  The largest part of this increase came from long-term agreements (LTAs) with a leading European engine manufacturer.  We won a total of $92 million of new LTAs in 2011.

Currently we produce jet engine parts for two of Pratt & Whitney’s emerging programs, including the Geared Turbofan (GTF) family used in the Airbus A320Neo and its F135 Joint Strike Fighter engine. We also produce components for several other engine platforms including the GenX for the Boeing 787, LEAP-X for new Boeing 737, Advent for military programs, GE90 for the Boeing 777, and V2500 for a European manufacturer.  In 2012 we are ramping up production of jet engine components for the long-term agreements received from a leading European engine manufacturer.  Additionally, we see solid customer demand continuing in our industrial product lines.

In February 2012 we announced an agreement to purchase a 181,000 square foot facility in Plainville, Connecticut, to consolidate four of our operations into one building.  The facility will give us a larger, more flexible and more cost-efficient platform for growth. It also will relieve current capacity constraints and allow us to add state-of-the-art manufacturing equipment to support both our record backlog and future opportunities with our leading aerospace and industrial customers. The combination of expanded production capacity and greater cost effectiveness is essential to our plan to drive further profitable growth.

Having advanced, state-of-the-art machinery is one of our competitive advantages for winning new orders and also essential to improving production efficiency and capacity.   In 2012, we plan to increase our investment in machinery and equipment to $6.3 million.

While our results have improved organically, we continue to seek strategic opportunities through acquisition.  We looked at several good companies in 2011, but as I have said before, we will only pursue opportunities that we believe will strategically complement our business and increase value to our shareholders.

Every member of our organization is committed to success at EDAC.  We expect the best out of ourselves including our Board, management, machine operators, engineers, customer contact and all support personnel.  The desire to succeed demonstrated by everyone at EDAC is the foundation for our success.  We remain committed to achieving further progress and profitable growth and to delivering additional value to our shareholders.

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

EDAC expanded its products and services to the aerospace sector with the acquisition on May 27, 2009, of certain assets of MTU Aero Engines North America Inc.’s (“MTU”) manufacturing Business Unit (“AERO”). AERO primarily manufactures rotating components, such as disks, rings and shafts, for the aerospace industry. Consistent with the Company’s long-term strategic plans of achieving growth both organically and through targeted acquisitions, the AERO transaction added complementary product lines, expanded EDAC’s customer base, and contributed to the diversification of its core aerospace business into adjacent markets.

The Company’s aerospace operations are combined into a single product line to better serve customers, align resources and simplify market positioning. The combined product line, renamed EDAC AERO, includes the Company’s Precision Aerospace, AERO and Aero Engine Component Repair product lines.

EDAC AERO produces low pressure turbine cases, hubs, rings, disks and other complex, close tolerance components for all major aircraft engine and ground turbine manufacturers. This product line specializes in turnings and 4 and 5 axis milling of difficult-to-machine alloys such as waspalloy, hastalloy, inconnel, titanium, high nickel alloys, aluminum and stainless steels. Its products also include rotating components, such as disks, rings and shafts.  Precision assembly services include assembly of jet engine sync rings, aircraft welding and riveting, post-assembly machining and sutton barrel finishing.  EDAC AERO also includes the business of Aero Engine Component Repair, which is engaged in precision machining for the maintenance and repair of selected components in the aircraft engine industry.  Geographic markets include the U.S., Canada, Mexico, Europe and Asia, although most of this product line’s sales come from the United States.

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

EDAC Machinery designs, manufactures and repairs all types of precision rolling element bearing spindles including hydrostatic and other precision rotary devices.  Custom spindles are completely assembled in a Class 10,000 Clean Room and are built to suit any manufacturing application up to 100 horsepower and speeds in excess of 100,000 revolutions per minute.  Machinery’s repair service can recondition all brands of precision rolling element spindles, domestic or foreign. The Company also manufactures and services precision grinders as a part of its Machinery product line. The Machinery product line serves a variety of customers: machine tool manufacturers, special machine tool builders and integrators, industrial end-users, and powertrain machinery manufacturers and end-users.  Geographic markets include the U.S., Canada, Mexico, Europe and Asia, although sales come primarily from the United States.

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

MARKET INFORMATION

The Company's Common Stock trades on The Nasdaq Capital Market under the symbol: “EDAC”.

High and low sales prices per share during each fiscal quarter of the past two fiscal years were as follows:

	2011		2010
	High	Low	High	Low
First Quarter	$3.99	$3.36	$3.74	$2.71
Second Quarter	4.86	3.37	6.80	3.48
Third Quarter	8.73	4.79	5.49	3.19
Fourth Quarter	11.30	6.67	4.52	2.96

The information provided above reflects inter-dealer prices, without retail mark-ups, markdowns or commissions and may not represent actual transactions.

The approximate number of shareholders of record plus beneficial shareholders of the Company's Common Stock at March 1, 2012 was 1,358.

The Company has never paid cash dividends. The Company must obtain approval from its primary lender prior to paying any cash dividends (See Note D to the Consolidated Financial Statements and Management’s Discussion and Analysis of Financial Condition and Results of Operations included elsewhere in this report).

Shareholder Return Performance Graph

The following performance graph compares the five year cumulative total shareholder return from investing $100 on December 30, 2006 in the Company's Common Stock to (i) the Total Return Index for The Nasdaq Stock Market (U.S. Companies) (the “Nasdaq (US) Index”) and (ii) the Total Return Index for Nasdaq Trucking and Transportation Stocks (the “Nasdaq Transportation Index”).

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

SELECTED STATEMENT OF INCOME DATA

	2011	2010

(In thousands, except per share data)

Sales	$86,633	$73,058

Net income	$3,550	$845
Earnings per common share:
Basic	$0.72	$0.17
Diluted	$0.68	$0.17

SELECTED BALANCE SHEET DATA

(In thousands)	2011	2010

Current assets	$41,885	$38,026
Total assets	66,053	61,404
Current liabilities	17,833	20,704
Working capital	24,052	17,322
Long-term liabilities	19,604	15,857
Shareholders’ equity	28,616	24,843

MANAGEMENTS’ DISCUSSION AND ANALYSIS OF FINANCIAL CONDITION
AND RESULTS OF OPERATIONS
(in thousands)

RESULTS OF OPERATIONS

The following discussion should be read in conjunction with the Consolidated Financial Statements of the Company and related notes thereto.

Sales to the Company’s principal markets are as follows:

	2011	2010
Aerospace customers	$67,975	$56,592
Other	18,658	16,466
Total	$86,633	$73,058

Sales by product line are as follows:

	2011	2010
EDAC Aero	$57,918	$50,161
Apex Machine Tool	20,452	17,009
EDAC Machinery	8,263	5,888
Total	$86,633	$73,058

2011 vs. 2010

Sales

The Company’s sales increased $13,575 or 18.6%, from $73,058 in 2010 to $86,633 in 2011.  Sales to aerospace customers increased $11,383, or 20.1% from 2010 to 2011, due to increased shipments to our major aircraft engine manufacturing customers.  Sales to non-aerospace customers increased $2,192 or 13.3% from 2010 to 2011, due to increased sales in all product lines.  As of December 31, 2011, sales backlog was approximately $252,100, compared to approximately $138,300 at January 1, 2011.  The sales backlog increase is primarily due to the increased orders in the EDAC Aero product line. The Company presently expects to complete approximately $71,000 of the December 31, 2011 backlog during the 2012 fiscal year.

Sales for the EDAC Aero product line increased $7,757, or 15.5%, from $50,161 in 2010 to $57,918 in 2011.  The increase was due primarily to increased shipments to our major aircraft engine manufacturing customers.  The Company’s sales backlog for EDAC Aero increased from $128,617 at January 1, 2011 to $242,780 at December 31, 2011.

Sales for the Apex Machine Tool product line increased $3,443, or 20.2%, from $17,009 in 2010 to $20,452 in 2011.    Sales backlog for the Apex Machine Tool product line increased from $7,124 at January 1, 2011 to $7,764 at December 31, 2011.  The Company believes, based on indications from its customers, that demand for the Apex product line will improve slightly for 2012.

Sales for the EDAC Machinery product line increased $2,375, or 40.3% from $5,888 in 2010 to $8,263 in 2011.  The Company believes, based on indications from its customers, that demand for spindles and SNI grinders will hold or slightly improve for 2012.

Cost of Sales

Cost of sales as a percentage of sales decreased in 2011 to 83.4% from 89.1% in 2010.   This decrease was primarily due to the sales levels increasing in all product lines more significantly than manufacturing costs due to the

MANAGEMENTS’ DISCUSSION AND ANALYSIS OF FINANCIAL CONDITION
AND RESULTS OF OPERATIONS
(in thousands)

fixed element or semi-variable element of certain manufacturing costs.  The decrease was also due to significant development costs incurred in 2010 on an emerging program of aerospace parts.

Selling, General and Administrative Expenses

Selling, general and administrative expenses were $7,991 in 2011, representing an increase of $1,769, or 28.4%, from the 2010 level of $6,222. The increase was primarily due to increases in salary, bonus and commission expenses.

Interest Expense

Interest expense for 2011 increased $45, or 4.6%, to $1,015 from $970 in 2010.  This was due to increased borrowing levels associated with increases in accounts receivable.  See Note D to the Consolidated Financial Statements.

Provision for Income Taxes

The effective income tax provision rate for 2011 was 34.0%, compared to 27.3% in 2010.  The increase in pre-tax income in 2011 compared with 2010 resulted in an increase in the effective tax rate as the tax benefit of Connecticut business tax credits and the Section 199 Qualified Productions Activities deduction was a smaller percentage of 2011 pretax income.

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

	Dec 31, 2011	Jan 1, 2011
Lines of credit	$2,023	$4,793

Term notes	9,575	8,967

Mortgage loans	5,020	5,261
	16,618	19,021
Less — equipment line of credit	604	743
Less — revolving line of credit	1,419	4,050
Less — current portion of long-term debt	2,450	4,370
	12,145	$9,858

MANAGEMENTS’ DISCUSSION AND ANALYSIS OF FINANCIAL CONDITION
AND RESULTS OF OPERATIONS
(in thousands)

Cash Flow

	2011	2010
Net cash (used in) provided by operating activities	$6,198	$(409)
Net cash used in investing activities	(3,692)	(3,233)
Net cash (used in) provided by financing activities	(1,917)	3,517

2011

The cash generated from operating activities in 2011 of $6,198 as compared to cash used in operations in 2010 in the amount of $409 is primarily due to the increase in net income and to a lesser degree in cash used in operating assets and liabilities ($825 compared to $3,582). For 2011, the increase in accounts receivable of $3,113, due primarily to increased sales, has been partially offset by increases in accounts payable and other current liabilities of $1,113 and $851, respectively.  Although higher sales levels increased accounts receivable, inventory increased by $16 due to strong management focus on inventory reduction initiatives.

Cash used in investing activities primarily reflects expenditures for machinery and equipment to increase machining capacity.  Capital expenditures for 2012 are targeted at $6,200.

Cash was used in financing activities for scheduled term debt payments in the amount of $4,764 (including $2,500 for full payment of a term note which matured in May 2011) and for repayment of the revolving line of credit in the amount of $2,631.  This was partially offset by a new $5,131 term note of which $2,603 represented the July 2011 conversion of the equipment line of credit to term debt.  Amounts advanced on the current equipment line of credit will convert to a term note on July 31, 2012, unless converted earlier at the option of the Company.

As of December 31, 2011, the Company had $1,419 outstanding on its revolving line of credit and $604 outstanding on its equipment line of credit and had $10,581 and $4,096, respectively, available for additional borrowings.

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

Revenue Recognition: Sales are recorded when all criteria for revenue recognition have been satisfied, which is generally when goods are shipped to the Company’s customers.  The Company defers revenue recognition on certain product shipments until customer acceptance, including inspection and installation requirements, as defined, are achieved. The Company has entered into long term contracts with certain customers.  Such contracts do not typically include provisions for fixed quantities or prices.  Revenue is generally recorded when goods are shipped.  The Company follows all of the requirements of accounting principles generally accepted in the United States of America with regards to bill and hold transactions.

MANAGEMENTS’ DISCUSSION AND ANALYSIS OF FINANCIAL CONDITION
AND RESULTS OF OPERATIONS
(in thousands)

Accounts receivable: Accounts receivable are recorded at the aggregate unpaid amount less any allowance for doubtful accounts. The allowance is based on historical bad debt experience and the specific identification of accounts deemed uncollectible. The Company determines an account receivable’s delinquency status based on its contractual terms. Interest is not charged on outstanding balances. Accounts are written-off only when all methods of recovery have been exhausted. The Company controls credit risk through initial credit evaluations and approvals, credit limits, and monitoring procedures. The Company performs ongoing credit evaluations of customers, but does not require collateral to secure accounts receivable.

Taxes Collected from Customers: Sales taxes collected from customers are not considered revenue and are included in accrued expenses until remitted to the taxing authorities.

Shipping and Handling Costs:  Outbound shipping and handling costs are included in cost of sales in the accompanying consolidated statements of income. These costs were $983 and $463 for the years ended December 31, 2011 and January 1, 2011, respectively.

Advertising Costs:  Advertising costs are expensed as incurred and are included in selling, general and administrative expenses in the accompanying consolidated statements of income. Advertising expense was $108 and $64 for the years ended December 31, 2011 and January 1, 2011, respectively.

Derivatives:  Derivatives are recorded at their fair value as of the balance sheet date. On the consolidated statements of cash flows, cash flows from derivative instruments accounted for as cash flow hedges are classified in the same category as the cash flows from the items being hedged.

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

Income Taxes: The Company will only recognize a deferred tax asset when, based upon available evidence, realization is more likely than not.  In making this determination, the Company has considered both available positive and negative evidence including, but not limited to, cumulative losses in recent years, future taxable income and prudent and feasible tax planning strategies.  At present, the Company has concluded that it is more likely than not that the Company will realize all of its deferred tax assets.  Valuation allowances related to deferred tax assets can also be impacted by changes to tax laws, changes to statutory tax rates and future taxable income levels. In the event the Company were to determine that it would not be able to realize all or a portion of its deferred tax assets in the future, it would record a valuation allowance through a charge to income in the period in which that determination is made.

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

Long-Lived Assets: Property, plant and equipment are carried at cost less accumulated depreciation. Depreciation is computed under the straight-line method over the estimated useful lives of three to twelve years for machinery and equipment and 25 years for buildings and improvements.  Long-lived assets, such property, plant and equipment, are reviewed for impairment whenever events or changes in circumstances indicate that the carrying amount of the asset may not be recoverable. Such reviews are based on a comparison of the asset’s undiscounted cash flows to the recorded carrying value for the asset. If the asset’s recorded carrying value exceeds the sum of the undiscounted cash flows expected to result from the use and eventual disposition of the asset, the asset is written-down to its estimated fair value.  Impairment charges, if any, are recorded in the period in which the impairment is determined. In the event of an impairment charge, the identifiable assets’ post-impairment carrying value will continue to be amortized or depreciated over their useful lives and be reviewed periodically for impairment whenever events or changes in circumstances indicate that the carrying amount of the asset may not be recoverable.

MANAGEMENTS’ DISCUSSION AND ANALYSIS OF FINANCIAL CONDITION
AND RESULTS OF OPERATIONS
(in thousands)

Share-based compensation: Share-based compensation cost is measured at the grant date, based on the calculated fair value of the award, and is recognized as an expense over the employee’s requisite service period (generally the vesting period of the equity grant).  The Company estimates the fair value of stock options using the Black-Scholes valuation model. Key input assumptions used to estimate the fair value of stock options include the expected option term, the expected volatility of the Company’s stock over the option’s expected term, the risk-free interest rate over the option’s expected term, and the Company’s expected annual dividend yield. The Company believes that the valuation technique and the approach utilized to develop the underlying assumptions are appropriate in calculating the fair values of the Company’s stock options granted during the fiscal years ended December 31, 2011 and January 1, 2011. Estimates of fair value are not intended to predict actual future events or the value ultimately realized by persons who receive equity awards.

Pension: The Company maintains a noncontributory defined benefit pension plan covering substantially all employees meeting certain minimum age and service requirements.  The benefits are generally based on years of service and compensation during the last five years of employment.  The Company’s policy is to contribute annually the amount necessary to satisfy the requirements of the Employee Retirement Income Security Act of 1974.  In March 1993, the Board of Directors approved a curtailment to the plan which resulted in the freezing of all future benefits under the plan as of April 1, 1993.

Net periodic benefit cost for the plan was $138 and $151 for the fiscal years ended December 31, 2011 and January 1, 2011, respectively, and is calculated based upon a number of actuarial assumptions, including an expected long-term rate of return on our plan assets of 7% for each year.  In developing our expected long-term rate of return assumption, we evaluated input from our actuaries and our investment managers.  We anticipate that our investment managers will continue to generate long-term returns of at least 7%.  We regularly review our asset allocation and periodically rebalance our investments when considered appropriate.  For the year ended December 31, 2011, we realized a return of less than 7%, however, we continue to believe that 7% is a reasonable long-term rate of return on our plan assets.

The discount rate that we utilize for determining future pension obligations is based on a review of long-term bonds that receive one of the two highest ratings given by a recognized rating agency.  The discount rate determined on this basis has been reduced to 4.50% at December 31, 2011 from 5.25% at January 1, 2011.  Based on an expected rate of return on our plan assets of 7.0%, a discount rate of 4.50% and various other assumptions, we estimate that our pension expense for the plan will be approximately $173 in 2012.  Future actual pension expense will depend on future investment performance, changes in future discount rates and various other factors related to the populations participating in our plan.  We will continue to evaluate our actuarial assumptions, including our discount rate and expected rate of return, at least annually, and will adjust as necessary.

The value of our plan assets has decreased from $4,530 on January 1, 2011 to $4,100 at December 31, 2011.  For the year ended December 31, 2011, the investment performance returns were less than 7% and the discount rate was reduced to 4.50% resulting in an actuarial loss of $1,094.  The funded status of our plan decreased from $1,806 unfunded at January 1, 2011, to $2,777 unfunded at December 31, 2011.  We believe that, based on our actuarial assumptions, we will be required to continue to make cash contributions to our plan.

During fiscal 2011, the Company contributed $153 to the plan, which met most of the minimum required for the plan year beginning October 1, 2010.  The remaining 2011 minimum was funded in early 2012.  In the absence of significant changes, it is estimated that there will be a $360 minimum required contribution for the plan year beginning October 1, 2011.  See Note F to the Consolidated Financial Statements for further discussion.

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

MANAGEMENTS’ DISCUSSION AND ANALYSIS OF FINANCIAL CONDITION
AND RESULTS OF OPERATIONS
(in thousands)

ACCOUNTING STANDARDS NOT YET ADOPTED

In June 2011, the FASB issued ASU No. 2011-05, “Presentation of Comprehensive Income.” This ASU is aimed at enhancing comparability and transparency of other comprehensive income components. The guidance provides an option to present total comprehensive income, the components of net income and the components of other comprehensive income in a single continuous statement or two separate but consecutive statements. This ASU eliminates the option to present other comprehensive income components as part of the statement of changes in shareowners’ equity. The provisions of this ASU will be applied retrospectively for interim and annual periods beginning after December 15, 2011.  ASU No. 2011-12, “Comprehensive Income”, amends and supersedes certain pending paragraphs in Accounting Standards Update No. 2011-05 to effectively defer only those changes in Update 2011-05 that relate to the presentation of reclassification adjustments out of accumulated other comprehensive income.

No other accounting standards not yet adopted are expected to have a material impact on the Company.

Certain factors that may affect future results of operations

All statements other than historical statements contained in this annual report constitute “forward-looking statements” within the meaning of the Private Securities Litigation Reform Act of 1995.  Without limitation, these forward looking statements include statements regarding the Company’s business strategy and plans, statements about the adequacy of the Company’s working capital and other financial resources, statements about the Company’s bank agreements, statements about the Company’s backlog, statements about the Company’s action to improve operating performance, and other statements herein that are not of a historical nature.  These forward-looking statements rely on a number of assumptions concerning future events and are subject to a number of uncertainties and other factors, many of which are outside of the Company’s control, that could cause actual results to differ materially from such statements.  These include, but are not limited to, factors which could affect demand for the Company’s products and services such as general economic conditions and economic conditions in the aerospace industry and the other industries in which the Company competes; competition from the Company’s competitors; the Company’s ability to effectively use business-to-business tools on the Internet to improve operating results; the adequacy of the Company’s revolving credit facility and other sources of capital; and other factors discussed in the Company’s annual report on Form 10-K for the year ended December 31, 2011.  The Company disclaims any intention or obligation to update or revise any forward-looking statements, whether as a result of new information, future events or otherwise.

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

Board of Directors and Shareholders
EDAC Technologies Corporation

We have audited the accompanying consolidated balance sheet of EDAC Technologies Corporation (a Wisconsin corporation) and subsidiaries (the “Company”) as of December 31, 2011, and the related consolidated statements of income, changes in shareholders’ equity and comprehensive income (loss) and cash flows for the year then ended. These financial statements are the responsibility of the Company’s management. Our responsibility is to express an opinion on these financial statements based on our audit. The consolidated financial statements of the Company as of January 1, 2011 and for the year ended January1, 2011 were audited by CCR LLP. We have since succeeded to the practice of such firm.

We conducted our audits in accordance with the standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. The Company is not required to have, nor were we engaged to perform an audit of its internal control over financial reporting. Our audit included consideration of internal control over financial reporting as a basis for designing audit procedures that are appropriate in the circumstances, but not for the purpose of expressing an opinion on the effectiveness of the Company’s internal control over financial reporting. Accordingly, we express no such opinion. An audit also includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements, assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

In our opinion, the consolidated financial statements referred to above present fairly, in all material respects, the financial position of EDAC Technologies Corporation and subsidiaries as of December 31, 2011 and January 1, 2011, and the results of their operations and their cash flows for each of the two years in the period ended December 31, 2011, in conformity with accounting principles generally accepted in the United States of America.

/s/Grant Thornton LLP

Glastonbury, Connecticut
March 8, 2012

EDAC Technologies Corporation
CONSOLIDATED BALANCE SHEETS
As of December 31, 2011 and January 1, 2011
(in thousands)

	December 31,	January 1,
	2011	2011

ASSETS

CURRENT ASSETS:
Cash	$1,564	$975
Accounts receivable (net of allowance for doubtful accounts of $284 as of December 31, 2011 and $121 as of January 1, 2011)	17,905	14,955
Inventories	20,235	20,219
Prepaid expenses and other current assets	230	184
Refundable income taxes	-	80
Deferred income taxes	1,951	1,613
Total current assets	41,885	38,026

PROPERTY, PLANT AND EQUIPMENT, at cost:
Land	1,546	1,546
Buildings and improvements	10,355	10,278
Machinery and equipment	43,563	39,994
	55,464	51,818
Less: accumulated depreciation	31,410	28,595
	24,054	23,223

OTHER ASSETS	114	155

TOTAL ASSETS	$66,053	$61,404

The accompanying notes are an integral part of these consolidated financial statements.

EDAC Technologies Corporation
CONSOLIDATED BALANCE SHEETS  (CONTINUED)
As of December 31, 2011 and January 1, 2011
(in thousands except share amounts)

	December 31,	January 1,
	2011	2011

LIABILITIES AND SHAREHOLDERS' EQUITY

CURRENT LIABILITIES:
Lines of credit	$2,023	$4,793
Current portion of long-term debt	2,450	4,370
Trade accounts payable	8,449	7,336
Employee compensation and amounts withheld	2,449	1,212
Accrued expenses	1,754	2,136
Customer advances	708	857
Total current liabilities	17,833	20,704

LONG TERM LIABILITIES:
Long-term debt, less current portion	12,145	9,858
Pension liabilities, less current portion	2,469	1,526
Deferred income taxes	4,990	4,473
Total long-term liabilities	19,604	15,857
Total liabilities	37,437	36,561

COMMITMENTS AND CONTINGENCIES (NOTE H)

SHAREHOLDERS' EQUITY:
Common stock, par value $.0025 per share; 20,000,000 shares authorized; issued and outstanding-- 5,041,367 on December 31, 2011 and 4,869,469 on January 1, 2011	13	12
Additional paid-in capital	12,522	11,690
Retained earnings	19,180	15,630
	31,715	27,332
Less: accumulated other comprehensive loss	3,099	2,489
Total shareholders' equity	28,616	24,843

TOTAL LIABILITIES AND SHAREHOLDERS' EQUITY	$66,053	$61,404

The accompanying notes are an integral part of these consolidated financial statements.

EDAC Technologies Corporation
CONSOLIDATED STATEMENTS OF INCOME
For the Fiscal Years Ended December 31, 2011
and January 1, 2011
(in thousands except per share amounts)

	FISCAL YEAR
	2011	2010

Sales	$86,633	$73,058

Cost of Sales	72,256	65,080

Gross Profit	14,377	7,978

Selling, General and Administrative Expenses	7,991	6,222

Income from Operations	6,386	1,756

Non-Operating Income (Expense):
Interest Expense	(1,015)	(970)
Other	8	377

Income before Provision For Income Taxes	5,379	1,163

Provision for Income Taxes	1,829	318

Net Income	$3,550	$845

Basic Income Per Common Share:	$0.72	$0.17
Diluted Income Per Common Share:	$0.68	$0.17

The accompanying notes are an integral part of these consolidated financial statements.

EDAC Technologies Corporation
CONSOLIDATED STATEMENTS OF CASH FLOWS
For the Fiscal Years Ended December 31, 2011
and January 1, 2011
(in thousands)

	FISCAL YEAR
	2011	2010

Operating Activities:
Net income	$3,550	$845
Adjustments to reconcile net income to net cash provided by (used in) by operating activities:
Depreciation and amortization	2,911	2,693
Deferred income taxes	527	(384)
Gain on acquisition of business	-	(350)
Gain on sale of property, plant and equipment	(1)	(10)
Compensation expense pursuant to stock options	339	446
Excess tax benefit from share-based compensation	(160)	(41)
Provision for doubtful accounts receivable	163	71
Changes in operating assets and liabilities:
Accounts receivable	(3,113)	(4,164)
Refundable income taxes	80	32
Inventories	(16)	(90)
Prepaid expenses and other assets	(46)	166
Trade accounts payable	1,113	501
Other liabilities	851	(124)

Net cash provided by (used in) operating activities	6,198	(409)

Investing Activities:
Additions to property, plant and equipment	(3,712)	(2,943)
Cash paid for businesses acquired	-	(300)
Proceeds from sales of property, plant and equipment	20	10

Net cash used in investing activities	(3,692)	(3,233)

Financing Activities:
Net (decrease) increase in lines of credit	(2,770)	3,202
Borrowings on long-term debt	5,131	2,243
Repayments of long-term debt	(4,764)	(2,003)
Deferred financing fees	(8)	-
Proceeds from exercise of common stock options	334	34
Excess tax benefit from share-based compensation	160	41

Net cash (used in) provided by financing activities	(1,917)	3,517

Increase (decrease) in cash	589	(125)

Cash at beginning of year	975	1,100

Cash at end of year	$1,564	$975

Supplemental Disclosure of
Cash Flow Information:
Interest paid	$1,021	$972
Income taxes paid	885	670

The accompanying notes are an integral part of these consolidated financial statements.

EDAC Technologies Corporation
CONSOLIDATED STATEMENTS OF CHANGES IN SHAREHOLDERS' EQUITY
AND COMPREHENSIVE INCOME (LOSS)
For the Fiscal Years Ended December 31, 2011 and January 1, 2011
(in thousands)

	Common Stock	Additional Paid-in Capital	Retained Earnings	Accumulated Other Comprehensive Loss	Total

Balances at January 2, 2010	$12	$11,225	$14,785	$(2,256)	$23,766

Comprehensive income:
Net income	-	-	845	-	845
Minimum pension liability, net of income taxes of $72	-	-	-	(126)	(126)
Unrealized loss on cash flow hedges net of income tax benefit of $61	-	-	-	(107)	(107)
Total comprehensive income					612

Exercise of stock options	-	19	-	-	19
Stock option compensation expense	-	446	-	-	446

Balances at January 1, 2011	12	11,690	15,630	(2,489)	24,843

Comprehensive income:
Net income	-	-	3,550	-	3,550
Minimum pension liability, net of income taxes of $358	-	-	-	(628)	(628)
Unrealized gain on cash flow hedges net of income taxes of $10	-	-	-	18	18
Total comprehensive income					2,940

Exercise of stock options	1	493	-	-	494
Stock option compensation expense	-	339	-	-	339

Balances at December 31, 2011	$13	$12,522	$19,180	$(3,099)	$28,616

The accompanying notes are an integral part of these consolidated financial statements.

EDAC Technologies Corporation
NOTES TO FINANCIAL STATEMENTS
For the years ended December 31, 2011 and January 1, 2011
(in thousands except per share and option amounts)

NOTE A -- ORGANIZATION AND BUSINESS AND SIGNIFICANT ACCOUNTING POLICIES

ORGANIZATION AND BUSINESS

The accompanying consolidated financial statements include EDAC Technologies Corporation (the “Company”) and its wholly-owned subsidiaries, Gros-Ite Industries, Inc. and Apex Machine Tool Company, Inc. The Company provides complete design, manufacture and service meeting the precision requirements of customers for jet engine components, tooling, fixtures, molds, grinding machines and machine spindles.

ACQUISITIONS

On May 14, 2010, the Company acquired certain assets of Accura Technics, LLC (“Accura”).  The $300 purchase price of Accura has been allocated based on fair value as follows: accounts receivable $19, inventories $118 and machinery and equipment $163.  The acquisition was funded through the Company’s normal working capital and line of credit with TD Bank NA.

SIGNIFICANT ACCOUNTING POLICIES

Principles of Consolidation: All significant intercompany transactions and balances have been eliminated in the consolidated financial statements.

Fiscal Year:  The Company’s fiscal year is a 52 or 53-week period ending on the Saturday closest to December 31. Fiscal years 2011 and 2010 were 52-week years that ended on December 31, 2011 and January 1, 2011, respectively.

Estimates:  The preparation of financial statements in conformity with accounting principles generally accepted in the United States of America requires management to make estimates and assumptions that affect certain of the amounts and disclosures reflected in the consolidated financial statements.  Estimates are used when accounting for certain items such as reserves for inventory, accounts receivable and deferred tax assets; determining the useful lives of property, plant and equipment; determining pension plan benefit obligations and in determining share based compensation.  Estimates are based on historical experience, where applicable and assumptions that we believe are reasonable under the circumstances.  Due to the inherent uncertainty involved with estimates, actual results may differ.

Cash and Cash Equivalents:  For the purpose of the statement of cash flows, the Company defines cash equivalents as highly liquid instruments with an original maturity of three months or less.  The Company had no cash equivalents at December 31, 2011 and January 1, 2011.

Revenue Recognition:  Sales are recorded when all criteria for revenue recognition have been satisfied, which is generally when goods are shipped to the Company’s customers.  The Company defers revenue recognition on certain product shipments until customer acceptance, including inspection and installation requirements, as defined, are achieved.  The Company has entered into long term contracts with certain customers.  Such contracts do not typically include provisions for fixed quantities or prices.  Revenue is generally recorded when goods are shipped.  The Company follows all of the requirements of accounting principles generally accepted in the United States of America with regards to bill and hold transactions.  During each of the years ended December 31, 2011 and January 1, 2011, the Company sold approximately $5,000 worth of product to its customers under bill and hold transactions.  Under these arrangements, customers asked the Company to retain the product at its facilities until they provided delivery instructions.  All of the customers acknowledged in writing that they ordered the inventory, that the Company was storing their equipment on their behalf, that they had taken on all risks of ownership, and that the equipment would generally be delivered in no more than two weeks.

Accounts receivable: Accounts receivable are recorded at the aggregate unpaid amount less any allowance for doubtful accounts. The allowance is based on historical bad debt experience and the specific identification of accounts deemed uncollectible. The Company determines an account receivable’s delinquency status based on

EDAC Technologies Corporation
NOTES TO FINANCIAL STATEMENTS
For the years ended December 31, 2011 and January 1, 2011
(in thousands except per share and option amounts)

its contractual terms. Interest is not charged on outstanding balances. Accounts are written-off only when all methods of recovery have been exhausted. The Company controls credit risk through initial credit evaluations and approvals, credit limits, and monitoring procedures. The Company performs ongoing credit evaluations of customers, but does not require collateral to secure accounts receivable.

Taxes Collected from Customers: Sales taxes collected from customers are not considered revenue and are included in accrued expenses until remitted to the taxing authorities.

Shipping and Handling Costs:  Outbound shipping and handling costs are included in cost of sales in the accompanying consolidated statements of income. These costs were $983 and $463 for the years ended December 31, 2011 and January 1, 2011, respectively.

Advertising Costs:  Advertising costs are expensed as incurred and are included in selling, general and administrative expenses in the accompanying consolidated statements of income. Advertising expense was $108 and $64 for the years ended December 31, 2011 and January 1, 2011, respectively.

Derivatives:  Derivatives are recorded at their fair value as of the balance sheet date. On the consolidated statements of cash flows, cash flows from derivative instruments accounted for as cash flow hedges are classified in the same category as the cash flows from the items being hedged.

Inventories:  Inventories are stated at the lower of cost (first-in, first-out method) or market. Provisions for slow moving and obsolete inventory are provided based on historical experience and product demand.  As of December 31, 2011 and January 1, 2011, inventories consist of the following:

	December 31, 2011	January 1, 2011

Raw materials	$2,865	$2,624
Work-in-progress	15,185	16,163
Finished goods	2,185	1,432
Inventories, net	$20,235	$20,219

Long-Lived Assets:  Property, plant and equipment are carried at cost less accumulated depreciation.  Depreciation is computed under the straight-line method over the estimated useful lives of three to twelve years for machinery and equipment and 25 years for buildings and improvements.  Long-lived assets, such as property, plant and equipment, are reviewed for impairment whenever events or changes in circumstances indicate that the carrying amount of the asset may not be recoverable. Such reviews are based on a comparison of the asset’s undiscounted cash flows to the recorded carrying value for the asset. If the asset’s recorded carrying value exceeds the sum of the undiscounted cash flows expected to result from the use and eventual disposition of the asset, the asset is written-down to its estimated fair value.  Impairment charges, if any, are recorded in the period in which the impairment is determined. In the event of an impairment charge, the identifiable assets’ post-impairment carrying value will continue to be amortized or depreciated over their useful lives and be reviewed periodically for impairment whenever events or changes in circumstances indicate that the carrying amount of the asset may not be recoverable.  Depreciation expense was $2,861 and $2,644 for 2011 and 2010, respectively.

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

EDAC Technologies Corporation
NOTES TO FINANCIAL STATEMENTS
For the years ended December 31, 2011 and January 1, 2011
(in thousands except per share and option amounts)

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

Earnings Per Share:  Basic earnings per common share is based on the average number of common shares outstanding during the year.  Diluted earnings per common share assumes, in addition to the above, a dilutive effect of common share equivalents during the year.  Common share equivalents represent dilutive stock options using the treasury method, which results in the inclusion of common shares in an amount less than the options exercised.  The number of shares used in the earnings per common share computation for fiscal 2011 and 2010 are as follows:

Basic:	2011	2010
Weighted average common shares outstanding	4,959	4,859

Diluted:
Dilutive effect of stock options	278	154
Weighted average shares diluted	5,237	5,013
Options excluded since anti–dilutive	168	239

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

Share Based Compensation:  The Company accounts for share-based compensation in accordance with FASB ASC Topic 718, Compensation – Stock Compensation, which establishes accounting for equity instruments exchanged for employee services. Under the provisions of FASB ASC Topic 718, share-based compensation cost is measured at the grant date, based on the calculated fair value of the award, and is recognized as an expense over the employee’s requisite service period (generally the vesting period of the equity grant). The majority of the Company’s share-based compensation arrangements vest over three years.  The Company expenses its share-based compensation under the straight-line method.

Segment and Related Information: The Company follows the provisions of ASC 280, Segment Reporting, which establishes standards for the way public business enterprises report information and operating segment in annual financial statements and requires reporting of selected information in interim financial reports.  Our operations for the periods presented herein are classified in two principal segments.  The segments are generally determined based on the management of the businesses and on the basis of separate groups of operating companies, each with general operating autonomy over diversified products and services (see Note I).

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

EDAC Technologies Corporation
NOTES TO FINANCIAL STATEMENTS
For the years ended December 31, 2011 and January 1, 2011
(in thousands except per share and option amounts)

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

Accounting Pronouncements Not Yet Adopted: In June 2011, the FASB issued ASU No. 2011-05, “Presentation of Comprehensive Income.” This ASU is aimed at enhancing comparability and transparency of other comprehensive income components. The guidance provides an option to present total comprehensive income, the components of net income and the components of other comprehensive income in a single continuous statement or two separate but consecutive statements. This ASU eliminates the option to present other comprehensive income components as part of the statement of changes in shareowners’ equity. The provisions of this ASU will be applied retrospectively for interim and annual periods beginning after December 15, 2011.  ASU No. 2011-12, “Comprehensive Income”, amends and supersedes certain pending paragraphs in Accounting Standards Update No. 2011-05 to effectively defer only those changes in Update 2011-05 that relate to the presentation of reclassification adjustments out of accumulated other comprehensive income.

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

EDAC Technologies Corporation
NOTES TO FINANCIAL STATEMENTS
For the years ended December 31, 2011 and January 1, 2011
(in thousands except per share and option amounts)

Sales to United Technologies Corporation for 2011 and 2010 amounted to 34% and 44%, respectively, of the Company’s sales.  Sales to MTU Aero Engines for 2011 and 2010 amounted to 12% and 11%, respectively, of the Company’s sales.  The Company’s international sales for 2011 and 2010 amounted to 31%, and 21%, respectively, of the Company’s sales.  At December 31, 2011 the Company had $8,146 or 45%, and $2,032 or 11% of its accounts receivable due from United Technologies Corporation and MTU Aero Engines, respectively.  The Company reviews a customer’s credit history before extending credit and typically does not require collateral.  The Company establishes an allowance for doubtful accounts based upon factors surrounding the credit risk of specific customers, historical trends and other information.  Such losses have been within management’s expectations.

Fair Value of Financial Instruments

FASB ASC Topic 825, Financial Instruments, requires disclosure of the fair value of financial instruments for which the determination of fair value is practicable.  The fair value of a financial instrument is defined as the amount at which the instrument could be exchanged in a current transaction between willing parties.  The carrying amount of the Company’s financial instruments approximates their fair value as outlined below.

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

NOTE C -- COMMON STOCK AND STOCK OPTIONS

The following table presents share-based compensation expense for continuing operations and the effects on earnings per share included in the Company’s consolidated statements of income.

	Fiscal Year Ended	Fiscal Year Ended
	December 31, 2011	January 1, 2011
Selling, general and administrative:
Share-based compensation expense before tax	$339	$446
Income tax benefit	115	122
Net share-based compensation expense	$224	$324

The Company estimates the fair value of stock options using the Black-Scholes valuation model. Key input assumptions used to estimate the fair value of stock options include the expected option term, the expected volatility of the Company’s stock over the option’s expected term, the risk-free interest rate over the option’s expected term, and the Company’s expected annual dividend yield. Based on historical data, the Company used a 0% forfeiture rate.  The Company believes that the valuation technique and the approach utilized to develop the underlying assumptions are appropriate in calculating the fair values of the Company’s stock options granted during the fiscal years ended December 31, 2011 and January 1, 2011. Estimates of fair value are not intended to predict actual future events or the value ultimately realized by persons who receive equity awards.

The fair value of each option grant was estimated on the grant date using the Black-Scholes option-pricing model with the following assumptions:

EDAC Technologies Corporation
NOTES TO FINANCIAL STATEMENTS
For the years ended December 31, 2011 and January 1, 2011
(in thousands except per share and option amounts)

	Fiscal Year Ended	Fiscal Year Ended
	December 31, 2011	January 1, 2011
Expected option term (1)	3.5 years	3.5 years
Expected volatility factor (2)	62.7%-67.9%	66.6%-70.6%
Risk-free interest rate (3)	0.02%-0.15%	0.05%-0.17%
Expected annual dividend yield	0%	0%

(1)	The expected option term was determined using the simplified method for estimating expected option life, which qualify as “plain-vanilla” options.
(2)
The stock volatility for each grant is measured using the weighted average of historical monthly price changes of the Company’s common stock over the most recent period equal to the expected option term of the grant, adjusted for activity which is not expected to occur in the future.

(3)	The risk-free interest rate for periods equal to the expected term of the share option is based on the U.S. Treasury yield curve in effect at the time of grant.

Stock Incentive Plans

The Company has issued stock options from the 2000 Employee Stock Option Plan, the 2000-B Employee Stock Option Plan, the 2008 Equity Incentive Plan and the 2011 Equity Incentive Plan.  The terms of the options and vesting requirements shall be for such period as the Compensation Committee designates. The option price may not be less than the fair market value of the shares on the date of the grant.  Under the 2011 Equity Incentive Plan, the Company has also issued restricted shares. Restricted shares awarded under the Plan may not be sold, assigned, transferred, pledged or otherwise encumbered during the restricted period, except as permitted by the Compensation Committee.

As of December 31, 2011, 198,813 shares were reserved for future issuance for stock options including 20,500 shares for the 2000 Employee Stock Option Plan, 766 shares for the 2000-B Employee Stock Option Plan, 35,547 for the 2008 Equity Incentive Plan and 142,000 for the 2011 Equity Incentive Plan.  Shares are reserved for future issuance for restricted stock awards under the 2011 Equity Incentive Plan in the amount of 25,000.

A summary of the status of the Company's stock option plans as of December 31, 2011 and January 1, 2011, and changes during the years then ended is presented below:

	December 31, 2011		January 1, 2011
		Weighted-		Weighted-
		Average		Average
	Options	Exercise	Options	Exercise
		Price		Price
Outstanding at beginning of year	867,518	$4.34	874,334	$4.28
Granted	85,269	5.18	31,851	3.14
Exercised	(146,898)	2.27	(28,666)	1.20
Expired/Forfeited	(26,667)	6.33	(10,001)	5.96
Outstanding at end of year	779,222	$4.75	867,518	$4.34

Options exercisable at year-end	607,224	$4.90	589,518	$4.77
Weighted-average fair value of options granted during the year	$2.36		$1.64

The following table summarizes information about stock options outstanding at December  31, 2011:

EDAC Technologies Corporation
NOTES TO FINANCIAL STATEMENTS
For the years ended December 31, 2011 and January 1, 2011
(in thousands except per share and option amounts)

	Options Outstanding			Options Exercisable
		Weighted-
		Average	Weighted-	Number	Weighted-
	Number Outstanding	Remaining	Average	Exercisable	Average
Exercise Price	At	Contractual Life	Exercise	At	Exercise
Range	12/31/2011	(in years)	Price	12/31/2011	Price
$0.51 to $2.00	22,500	2.09	$1.39	22,500	$1.39
$2.01 to $3.00	126,301	2.65	2.41	119,635	2.39
$3.01 to $4.00	384,834	3.00	3.67	277,502	3.66
$4.01 to $6.00	77,939	4.53	5.18	19,939	4.54
$6.01 to $11.07	167,648	2.13	9.25	167,648	9.25
$0.51 to $11.07	779,222	2.64	$4.75	607,224	$4.90

The aggregate intrinsic value of outstanding options as of December 31, 2011 was $4,910.  The intrinsic value of options exercised during the fiscal year ended December 31, 2011 was $530. The intrinsic value of options vested during the fiscal year ended December 31, 2011 was $1,347.

The following table summarizes the status of the Company’s non-vested options since January 2, 2010:

	Non-Vested Options
		Weighted
	Number of	Average
	Options	Fair Value
Non-vested at January 2, 2010	491,494	$1.75
Granted	31,851	1.64
Vested	(240,344)	1.89
Forfeited	(5,001)	1.77
Non-vested at January 1, 2011	278,000	1.59
Granted	85,269	2.36
Vested	(181,271)	1.62
Forfeited	(10,000)	1.11
Non-vested at December 31, 2011	171,998	$1.95

The following table summarizes the status of the Company’s non-vested restricted shares since January 1, 2011:

Non-Vested Restricted Shares
Weighted
Average
	Number of	Fair Value at
	Options	Grant Date
Non-vested at January 1, 2011	-	$-
Granted	25,000	5.26
Vested	-	-
Forfeited	-	-
Non-vested at December 31, 2011	25,000	$5.26

As of December 31, 2011, there was $423 of total unrecognized compensation cost related to nonvested share-based compensation arrangements granted under the Company’s stock plans. That cost is expected to be recognized over a weighted-average period of 1.6 years.

EDAC Technologies Corporation
NOTES TO FINANCIAL STATEMENTS
For the years ended December 31, 2011 and January 1, 2011
(in thousands except per share and option amounts)

Cash received from option exercises under all share based payment arrangements for the fiscal years ended December 31, 2011 and January 1, 2011 was $334 and $34, respectively. The actual tax benefit realized for the tax deductions from option exercises of the share-based payment arrangements was $160 and $41 for the fiscal years ended December 31, 2011 and January 1, 2011, respectively.

NOTE D -- NOTES PAYABLE AND LONG-TERM DEBT

Long-term Debt and Revolving Line of Credit

Long-term debt and lines of credit consist of the following:
	Dec 31, 2011	Jan 1, 2011
Lines of credit	$2,023	$4,793

Term notes	9,575	8,967

Mortgage loans	5,020	5,261
	16,618	19,021
Less - equipment line of credit	604	743
Less - revolving line of credit	1,419	4,050
Less - current portion of long-term debt	2,450	4,370
	$12,145	$9,858

The Company’s credit facility with TD Bank, N.A. includes a revolving line of credit, which provides for borrowings up to $12,000 and an equipment line of credit, which provides for borrowings up to $4,700.  The revolving line of credit is limited to an amount determined by a formula based on percentages of receivables and inventory and bears interest at a variable rate equal to the greater of the highest Prime Rate as published in the Wall Street Journal, adjusted daily (3.25% at December 31, 2011) or 4%.  The revolving line of credit is payable on demand and is reviewed annually as of July 31 with renewal at the bank’s discretion.  The equipment line of credit provides advances to purchase eligible equipment and bears interest at a variable rate equal to the highest Prime Rate as published in the Wall Street Journal, adjusted daily.  Amounts advanced on the equipment line of credit will convert to a term note on July 31, 2012, unless converted earlier at the option of the Company, with monthly payments of principal and interest in an amount to amortize the then existing principal balance in 60 equal monthly payments including interest at the then Federal Home Loan Bank (“FHLB”) 5 year Current Classic Advance Rate plus 3%.  The credit facility gives TD Bank, N.A. a first security interest in accounts receivable, inventory, equipment and other assets and requires approval from TD Bank, N.A. prior to paying cash dividends.  As of December 31, 2011, there was $10,581 and $4,096 available for borrowing on the revolving line of credit and on the equipment line of credit, respectively, and the Company was in compliance with its debt covenants, including a debt service ratio, a funded debt to EBITDA ratio and a leverage ratio.

The Company has a five year term note and a ten year mortgage which was used to make an acquisition in 2009, both with TD Bank, N.A.  The Company fixed the interest rates on the note and mortgage at 5.8% and 6.1%, respectively, through interest rate swap arrangements with TD Bank, N.A.  As of December 31, 2011, the amounts outstanding on the five-year term note and the mortgage were $2,954 and $2,473, respectively.

In addition, the Company has two mortgages secured by the Company’s real estate.  One is due in monthly installments of $16, including interest at 5.375% through February 2021.  The payment will be adjusted by the bank on March 1, 2016 and every 5 years thereafter to reflect interest at the Five Year Federal Home Loan Bank “Classic Credit Rate” plus 2.75%.  The second is due in monthly installments of $12 including interest at 5.89% with a balloon payment due on April 1, 2014.  As of December 31, 2011, the amounts outstanding on the mortgages were $1,301 and $1,246, respectively.

EDAC Technologies Corporation
NOTES TO FINANCIAL STATEMENTS
For the years ended December 31, 2011 and January 1, 2011
(in thousands except per share and option amounts)

The Company has three term notes with TD Bank, N.A. that were used to finance the purchase of machinery and equipment with interest rates ranging between 4.52% and 7.47% and maturity dates ranging between July 2012 and August 2016.  As of December 31, 2011, the outstanding balance of the three notes totaled $6,621.

Aggregate annual maturities of long-term debt for the five year period subsequent to December 31, 2011, are as follows: 2012--$2,450; 2013--$2,364; 2014--$4,554; 2015--$1,602; 2016--$902; 2017 and thereafter--$2,723.

NOTE E – INTEREST RATE SWAPS

The Company has two pay-fixed, receive-variable interest rate swaps to reduce exposure to changes in cash payments caused by changes in interest rates on certain senior long-term notes payable. Both relationships are designated as cash flow hedges and meet the criteria for the shortcut method for assessing hedge effectiveness; therefore, the hedge is assumed to be highly effective and all changes in the fair value of the interest rate swaps are recorded in accumulated other comprehensive loss net of taxes.  At December 31, 2011 and January 1, 2011, the interest rate swap liability totaled $250 and $278, respectively, and is included in accrued expenses.  Changes in fair value must be reclassified in whole or in part from accumulated other comprehensive loss into earnings if, and when, a comparison of the swaps and the related hedged cash flows demonstrates that the shortcut method is no longer applicable. The Company expects these hedges to meet the criteria of the shortcut method for the duration of the hedging relationship and therefore, it does not expect to reclassify any portion of any unrealized loss from accumulated other comprehensive loss to earnings in the future.  Under FASB ASC 820, the Company has determined that the inputs associated with the fair value determination are readily observable at commonly quoted intervals and as a result the interest rate swaps were classified within Level 2 of the fair value hierarchy.  The following sets forth the changes recognized for the years ending December 31, 2011 and January 1, 2011:

			Other
	Derivative	Deferred	Comprehensive
	Liability	Taxes	Loss
Balance, January 2, 2010	$110	$40	$70
Derivative loss	168	61	107
Balance, January 1, 2011	278	101	177
Derivative gain	(28)	(10)	(18)
Balance, December 31, 2011	$250	$91	$159

NOTE F -- PENSION PLANS

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

The following tables set forth the changes in benefit obligations and plan assets, and reconciles amounts recognized in the Company’s consolidated balance sheets:

EDAC Technologies Corporation
NOTES TO FINANCIAL STATEMENTS
For the years ended December 31, 2011 and January 1, 2011
(in thousands except per share and option amounts)

Change in Benefit Obligation:	2011	2010

Benefit obligation at beginning of year	$6,336	$5,743
Interest cost	320	317
Actuarial loss	690	740
Benefits paid	(469)	(464)
Benefit obligation at end of year	$6,877	$6,336

Change in Plan Assets:

Fair value of plan assets at beginning of year	$4,530	$4,255
Actual return (loss) on plan assets	(96)	728
Employer contributions	153	30
Expenses	(18)	(19)
Benefits paid	(469)	(464)
Fair value of plan assets at end of year	$4,100	$4,530

Unfunded status	$(2,777)	$(1,806)

Amounts recognized in the consolidated
balance sheets consist of:
Accrued expense - current	$(308)	$(280)
Other liabilities - long term	(2,469)	(1,526)
	$(2,777)	$(1,806)

Amounts recognized in accumulated other comprehensive income consist of:
Net loss	$(3,773)	$(2,787)

Information for pension plans with an accumulated benefit obligation in excess of plan assets:
Projected benefit obligation	$6,877	$6,336
Accumulated benefit obligation	6,877	6,336
Fair value of plan assets	4,100	4,530

Components of Net Periodic Benefit Cost:
Interest cost	$320	$317
Service cost	25	26
Expected return on plan assets	(308)	(282)
Amortization of net loss	101	90
Net periodic benefit cost	$138	$151

EDAC Technologies Corporation
NOTES TO FINANCIAL STATEMENTS
For the years ended December 31, 2011 and January 1, 2011
(in thousands except per share and option amounts)

Other Changes in Plan Assets and Benefit Obligations Recognized in Other Comprehensive Income:
	2011	2010
Current year net loss	$1,087	$288
Amortization of loss	(101)	(90)
Total recognized in other comprehensive income	986	198
Total recognized in net periodic benefit cost and other comprehensive income	$1,124	$349

The estimated amount of net loss that will be amortized from accumulated other comprehensive loss into net periodic benefit cost in 2012 is $131.

Assumptions:	2011	2010
Weighted-average assumptions used to determine benefit obligation as of year-end:
Discount rate	4.50%	5.25%
Rate of compensation increase	n/a	n/a

Weighted-average assumptions used to determine net benefit cost:
Discount rate	5.25%	5.75%
Rate of compensation increase	n/a	n/a
Expected return on plan assets	7.00%	7.00%

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

EDAC Technologies Corporation
NOTES TO FINANCIAL STATEMENTS
For the years ended December 31, 2011 and January 1, 2011
(in thousands except per share and option amounts)

Plan Assets
	Fair Value	Fair Value	Target
	Dec. 31, 2011	Jan. 11, 2011	Allocation
Asset Category	2011	2011	2011	2010
Equities:
U.S. large cap	$2,077	$2,225	46%	46%
U.S. mid cap	444	438	7	7
U.S. small cap	189	249	4	4
International developed	345	378	13	13
Emerging markets	253	309	5	5
Total equities	3,308	3,599	75	75
Fixed income:
Investment grade taxable	285	302	13	13
International developed bonds	18	30	1	1
Global high yield taxable	58	62	2	2
Total fixed income	361	394	16	16
Real estate:
Public reits	127	126	6	6
Tangible assets:
Commodities	191	283	3	3
Cash	113	128	0	0
Total	$4,100	$4,530	100%	100%

Under the fair value hierarchy of FASB ASC 820, the Company has classified the Plan’s assets as Level 1, since the inputs associated with the fair value determination utilize quoted prices in active markets for identical assets.

Cash Flows

Contributions
The expected employer contribution for 2012 is $360.

Estimated Future Benefit Payments
The following benefit payments are expected to be paid:

2012	$481
2013	482
2014	476
2015	469
2016	459
Years 2017 –2021	2,324

The Company maintains a defined contribution plan known as the EDAC Technologies Corporation 401(k) Retirement Plan.  All employees who have completed at least three consecutive months of service and are age eighteen or older are eligible to participate. For 2011 and 2010, the Company did not provide matching contributions.

EDAC Technologies Corporation
NOTES TO FINANCIAL STATEMENTS
For the years ended December 31, 2011 and January 1, 2011
(in thousands except per share and option amounts)

NOTE G -- INCOME TAXES

The provision (benefit) for income taxes is as follows:

	2011	2010

Current provision	$1,302	$702
Deferred provision (benefit)	527	(384)

Total provision for income taxes	$1,829	$318

The following table reconciles the expected federal tax provision applied to pre-tax income based on the federal statutory tax rate of 34% to the actual tax provision:

	2011	2010

Income before income taxes	$5,379	$1,163

Income tax provision at Federal statutory rate	$1,829	$395

State income taxes	39	-
Changes in estimated effective tax rates	-	(64)
Other	(39)	(13)

Total income tax provision	$1,829	$318

The tax effect of temporary differences giving rise to the Company’s deferred tax assets and liabilities are as follows:

EDAC Technologies Corporation
NOTES TO FINANCIAL STATEMENTS
For the years ended December 31, 2011 and January 1, 2011
(in thousands except per share and option amounts)

	2011	2010
Deferred tax assets:
Allowance for uncollectible accounts receivable	$103	$44
Employee compensation and amounts withheld	292	253
Accrued expenses	505	654
Unicap and inventory reserves	940	554
State tax credits	110	108
Interest rate swap (in equity)	91	101
Pension liability (in equity)	1,371	1,013
Goodwill	414	689
	$3,826	$3,416

Deferred tax liabilities:
Property, plant and equipment	$6,518	$5,926
Pension	347	350
	6,865	6,276
Net deferred tax asset (liability)	$(3,039)	$(2,860)

Reflected in consolidated balance sheets as:
Net current deferred tax asset	$1,951	$1,613
Net long-term deferred tax liability	(4,990)	(4,473)
	$(3,039)	$(2,860)

The change in the net deferred tax asset is reflected in the accompanying consolidated financial statements as:
Deferred provision (benefit) allocated to income	$527	$(384)
Deferred benefit allocated to equity	(348)	(133)
	$179	$(517)

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

On September 12, 2011, The Internal Revenue Service completed its examination of the Company’s 2009 tax return, making no change in the Company’s reported tax.  The Company’s subsequent years’ returns are subject to examination by federal taxing authorities.  On January 21, 2010, the Internal Revenue Service completed its examination of the Company's 2007 and 2008 tax returns, increasing the Company's net tax by $9.

The Company has open tax years from 2002 – 2010 with various tax jurisdictions.  The statute of limitations for Connecticut tax returns is closed for all tax years prior to 2002, due to utilization of credit carryforwards and net operating loss carryfowards.

The Company's policy is to recognize interest and penalties accrued on any unrecognized tax benefits as a component of income tax expense.  As of the date of adoption of the provisions of FASB ASC 740, Income Taxes, as it relates to the accounting for uncertainty in income taxes, there was no accrued interest or penalties associated with any recognized tax benefits, nor was any interest expense recognized during the year.

EDAC Technologies Corporation
NOTES TO FINANCIAL STATEMENTS
For the years ended December 31, 2011 and January 1, 2011
(in thousands except per share and option amounts)

The Company also has approximately $187 of state tax credit carryforwards relating to property taxes paid on electronic data processing equipment, training expenses, and capital investments available for use on the 2011 tax return.  The Company expects the carryforward to 2012 to be approximately $163.  The state credits have various carryforward periods and will begin to expire if they are not utilized over the next five years.

NOTE H -- COMMITMENTS AND CONTINGENCIES

Lease expense under operating leases was $409 and $333 for 2011 and 2010, respectively.  Minimum rental commitments as of December 31, 2011 for noncancelable operating leases with an initial or remaining term of one year or more are as follows: 2012--$369; 2013--$358; 2014--$360; 2015--$317; 2016--$155; 2017 and thereafter--$0.

NOTE I -- SEGMENT INFORMATION

Our operations for the periods presented are classified into two principal segments, Aero and Industrial.  The segments are generally determined based on the management of the product lines.

Segment information for 2011 and 2010 are as follows:

	Net Sales		Income From Operations
Segment	2011	2010	2011	2010
Aero	$57,918	$50,161	$4,093	$1,070
Industrial	28,715	22,897	2,293	686
Consolidated	$86,633	$73,058	$6,386	$1,756

	Assets		Income Before Income Taxes
	2011	2010	2011	2010
Aero	$52,262	$48,798	$3,420	$663
Industrial	13,791	12,606	1,959	500
Consolidated	$66,053	$61,404	$5,379	$1,163

	Capital Expenditures		Depreciation and Amortization
	2011	2010	2011	2010
Aero	$2,466	$2,234	$2,256	$2,024
Industrial	1,246	709	655	669
Consolidated	$3,712	$2,943	$2,911	$2,693

EDAC Technologies Corporation
NOTES TO FINANCIAL STATEMENTS
For the years ended December 31, 2011 and January 1, 2011
(in thousands except per share and option amounts)

NOTE J -- QUARTERLY DATA (Unaudited)

Following is selected quarterly data for 2011 and 2010.  All quarterly information was obtained from unaudited consolidated financial statements not otherwise contained herein.  The unaudited results for any quarter are not necessarily indicative of the results for any future period.

2011	1st quarter	2nd quarter	3rd quarter	4th quarter
Sales	$20,199	$21,880	$21,841	$22,713
Gross profit	2,809	3,631	3,877	4,060
Income from operations	864	1,728	1,761	2,033
Net income	408	977	1,012	1,153

Basic income per common share	$0.08	$0.20	$0.20	$0.23
Diluted income per common share	$0.08	$0.19	$0.19	$0.21

2010	1st quarter	2nd quarter	3rd quarter	4th quarter
Sales	$17,787	$18,841	$18,528	$17,902
Gross profit	2,141	2,258	1,768	1,811
Income from operations	410	729	375	242
Net income	360	345	84	56

Basic income per common share	$0.07	$0.07	$0.02	$0.01
Diluted income per common share	$0.07	$0.07	$0.02	$0.01

OFFICERS

Dominick A. Pagano	President and Chief Executive Officer
Glenn L. Purple	Vice President-Finance, Chief Financial Officer and Secretary

BOARD OF DIRECTORS

Daniel C. Tracy	Chairman
Dominick A. Pagano	President and Chief Executive Officer
Lee K. Barba	Former Chairman and CEO of thinkorswim Group Inc.
Joseph Lebel	Private Investor
John A. Rolls	Managing Partner, Core Capital Partners LLP
Christopher R. Sansone	Managing Member, Sansone Partners LP

CORPORATE OFFICES

1806 New Britain Avenue
Farmington, CT 06032

GENERAL COUNSEL

Robinson & Cole LLP
280 Trumbull Street
Hartford, CT 06103-3597

INDEPENDENT AUDITORS	TRANSFER AGENT

Grant Thornton LLP	American Stock Transfer & Trust Company, LLC
124 Hebron Avenue	6201 15th Avenue
Glastonbury, CT 06033	Brooklyn, NY 11219

ANNUAL MEETING

The 2012 annual meeting of shareholders will be held on the date and at the time and place indicated in the Notice of Annual Meeting and Proxy Statement accompanying this report.

10-K INFORMATION

A copy of EDAC’s 2011 Annual Report on Form 10-K filed with the Securities and Exchange Commission is available without charge by writing to: Glenn L. Purple, Secretary, EDAC Technologies Corporation, 1806 New Britain Avenue, Farmington, CT 06032.